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INDEX TO FINANCIAL STATEMENTS

CONFIDENTIAL TREATMENT REQUESTED
As confidentially submitted to the Securities and Exchange Commission on January 10, 2014.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ares Management, L.P.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6282 (Primary Standard Industrial Classification Code Number)	80-0962035 (I.R.S. Employer Identification Number)

2000 Avenue of the Stars
12th Floor
Los Angeles, California 90067
(310) 201-4100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael D. Weiner
c/o Ares Management, L.P.
2000 Avenue of the Stars
12th Floor
Los Angeles, California 90067
(310) 201-4100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:
Michael A. Woronoff Philippa M. Bond Proskauer Rose LLP 2049 Century Park East, Suite 3200 Los Angeles, California 90067 (310) 557-2900/(310) 557-2193 (Facsimile)	Joshua Ford Bonnie Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	Kirk A. Davenport II Cynthia A. Rotell Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234/(213) 891-8763 (Facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Units Representing Limited Partner Interests

(1)
Includes additional common units that the underwriters have the option to purchase.

(2)
Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
To be paid in connection with the initial filing of the registration statement.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated                    , 2014

PROSPECTUS

Common Units

Ares Management, L.P.
Representing Limited Partner Interests

          This is Ares Management, L.P.'s initial public offering. We are selling                    common units, representing limited partner interests in Ares Management, L.P.

          We expect the public offering price of our common units to be between $        and $        per common unit. Currently, no public market exists for our common units. We intend to apply for our common units to be listed on                under the symbol "ARES."

          We are managed by our general partner, which is wholly owned by Ares Partners Holdco LLC, an entity owned and controlled by certain senior Ares professionals, whom we refer to as our senior members. Our common unitholders will have limited voting rights and will have no right to remove our general partner or, except in limited circumstances, elect the directors of our general partner. Moreover, immediately following this offering, our senior members will have sufficient voting power to determine the outcome of those few matters that may be submitted for a vote of our limited partners. In addition, our partnership agreement limits the liability of, and reduces or eliminates the duties (including fiduciary duties) owed by, our general partner to our common unitholders and restricts the remedies available to our common unitholders for actions that might otherwise constitute breaches of our general partner's duties. Moreover, there are certain conflicts of interest inherent in our structure between our senior members on behalf of our general partner respecting our common unitholders and on behalf of our funds respecting investors in our funds.

          Investing in our common units involves risks that are described in the section entitled "Risk Factors" beginning on page 25 of this prospectus. These risks include:

  •
  A complex regulatory and tax environment, which could restrict our operations or the operations of our funds and portfolio companies and subject us to increased compliance costs and administrative burdens, as well as restrictions on our business activities.

  •
  Poor performance by our funds due to market conditions, political environments, monetary and fiscal policy or other conditions beyond our control.

  •
  The reputational harm that we would experience as a result of inappropriately addressing conflicts of interest, poor performance by the investments we manage or the actual or alleged failure by us, our employees, our funds or our portfolio companies to comply with applicable regulations in an increasingly complex political and regulatory environment.

  •
  Potential variability in our period to period earnings due primarily to mark-to-market valuations of our funds' investments. As a result of this variability, the market price of our common units may be volatile and subject to fluctuations.

  •
  The increasing demands of the investing community, including with respect to fee compression and other terms, which could materially adversely affect our revenues.

  •
  An investment in our common units is not an investment in our underlying funds. Moreover, there can be no assurance that projections respecting performance of our underlying funds or unrealized values will be achieved.

  •
  The status of Ares Management, L.P. as a partnership for U.S. federal income tax purposes, as a result of which our common unitholders will be subject to taxation on their allocable share of items of income, gain, loss, deduction and credit of Ares Management, L.P. We may not make cash distributions in an amount sufficient to pay the tax liability that results from that income and gain.

  •
  The potential enactment of legislation that would preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules. If this or any similar legislation or regulation were to be enacted and to apply to us, we would incur a material increase in our tax liability, which could reduce the value of our common units.

	Per Common Unit	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

          The underwriters may also exercise their option to purchase up to an additional                    common units from us, at the initial public offering price, less underwriting discounts, for 30 days after the date of this prospectus to cover overallotments, if any.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The common units will be ready for delivery on or about                , 2014.

The date of this prospectus is                , 2014.

Assets Under Management

Capital Base	Fee Revenue Base

i

        This prospectus is solely an offer with respect to our common units, and is not an offer, directly or indirectly, of any securities of any of the funds we advise, manage or sponsor. An investment in our common units is not an investment in any of our funds, and the assets and revenues of our funds are not directly available to us.

        The distribution of this prospectus and the offering and sale of our common units in certain jurisdictions may be restricted by law. We require persons in possession of this prospectus to inform themselves about and to observe any such restrictions. This prospectus does not constitute an offer of, or an invitation to purchase, any of our common units in any jurisdiction in which such offer or invitation would be unlawful. We and the underwriters are offering to sell, and seeking offers to buy, our common units only in jurisdictions where offers and sales are permitted.

        You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. The information in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units.

        Our business has historically been conducted through operating subsidiaries held directly or indirectly by Ares Holdings LLC ("Ares Holdings") and Ares Investments LLC ("Ares Investments"). These two entities have been principally owned by Ares Partners Management Company ("APMC"), an entity owned and controlled by certain of our senior professionals, and entities affiliated with the Abu Dhabi Investment Authority ("ADIA") and Alleghany Corporation (NYSE: Y) ("Alleghany") that own minority interests with limited voting rights in our business. We refer to these owners collectively as our "existing owners." Ares Management, L.P. was formed on November 15, 2013 to serve as a holding partnership for our businesses. Ares Management, L.P. has not commenced operations and prior to the consummation of this offering will have nominal assets and liabilities. Unless the context suggests otherwise, references in this prospectus to (1) "Ares," "we," "us" and "our" refer to our businesses, both before and after the consummation of our reorganization into a holding partnership structure as described under "Organizational Structure" and (2) "Pre-IPO Ares" refer to Ares Holdings Inc. ("AHI") and Ares Investments, our accounting predecessors, as well as their wholly owned subsidiaries and managed funds, in each case prior to our reorganization. Prior to the consummation of this offering, we will consummate the Reorganization (as defined under "Organizational Structure"). References in this prospectus to "our general partner" refer to

Ares Management GP LLC, an entity wholly owned by Ares Partners Holdco LLC, which is in turn owned and controlled by our senior members.

        Under generally accepted accounting principles in the United States ("GAAP"), we are required to consolidate those funds in which we hold a general partner interest that gives us substantive control rights over the fund. When a fund is consolidated, we reflect the assets, liabilities, revenues, expenses and cash flows of the fund in our combined and consolidated financial statements on a gross basis, subject to eliminations from consolidation, including the elimination of the management fees, performance fees and other fees that we earn from Consolidated Funds. However, the presentation of performance fee compensation and other expenses associated with generating such revenues are not affected by the consolidation process. In addition, as a result of the consolidation process, the net income attributable to third-party investors in Consolidated Funds is presented as net income attributable to non-controlling redeemable interests in Consolidated Funds in our combined and consolidated statements of operations.

        In this prospectus, in addition to presenting our results on a consolidated basis in accordance with GAAP, we present revenues, expenses and other results on a "combined segment basis," which deconsolidates these funds and therefore shows the standalone results of our operating segments without giving effect to the consolidation of the funds. This information constitutes non-GAAP financial information within the meaning of Regulation G, as promulgated by the SEC. Our management uses this information to assess the performance of our segments and we believe that this information enhances the ability of unitholders to analyze our performance. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Reorganization and Offering Transactions—Consolidation and Deconsolidation of Ares Funds," "—Managing Business Performance—Non-GAAP Financial Measures" and "—Segment Analysis—Combined ENI and Other Measures."

        When used in this prospectus, unless the context otherwise requires:

  •
  "assets under management" or "AUM" refers to the assets of our funds. For our funds other than CLOs, our AUM represents the sum of the net asset value of such funds, the drawn and undrawn debt (at the fund-level including amounts subject to restrictions) and uncalled committed capital (including commitments to funds that have yet to commence their investment periods). For our funds that are CLOs, our AUM represents subordinated notes (equity) plus all drawn and undrawn debt tranches;

  •
  "CLOs" refers to collateralized loan obligations;

  •
  "Consolidated Funds" refers collectively to certain Ares-affiliated funds, related co-investment entities and certain CLOs that are required under GAAP to be consolidated in our combined and consolidated financial statements;

  •
  "distributable earnings" refers to a component of ENI and FRE that is used to assess performance and amounts potentially available for distributions to unitholders. Distributable earnings differs from income (loss) before taxes computed in accordance with GAAP as it adjusts for items included in the calculation of ENI and FRE and further adjusts ENI and FRE for realized performance fees, realized performance fee compensation, realized investment and other income, net, and certain other items that we do not believe are indicative of our performance and adds back acquisition costs and depreciation and amortization included in the calculation of ENI;

  •
  "economic net income" or "ENI" refers to net income excluding (a) income taxes, (b) operating results of our Consolidated Funds, (c) depreciation expense, (d) the effects of changes arising from corporate actions and (e) certain other items that we do not believe are indicative of our performance. Changes arising from corporate actions include equity-based compensation expenses, the amortization of intangible assets, transaction costs associated with acquisitions and capital transactions and expenses incurred in connection with corporate reorganization;

v

  •
  "fee earning AUM" refers to the AUM on which we directly or indirectly earn management fees. Fee earning AUM is equal to the sum of all the individual fee bases of our funds that contribute to our management fees;

  •
  "fee related earnings" or "FRE" refers to a component of ENI that is used to assess the ability of our business to cover direct base compensation and operating expenses from management fees. FRE differs from income (loss) before taxes computed in accordance with GAAP as it adjusts for the items included in the calculation of ENI and further adjusts for performance fees, performance fee compensation, investment income from our Consolidated Funds and certain other items that we do not believe are indicative of our performance;

  •
  "gross IRR" refers to the annualized internal rate of return ("IRR") for the period indicated invested capital based on contributions, distributions and unrealized value before giving effect to taxes, management fees, the general partner's carried interest and other expenses;

  •
  "management fees" refers to fees we earn for advisory services provided to our funds, which are generally based on a defined percentage of average fair value of assets, total commitments, invested capital, net asset value, net investment income or par value of the investment portfolios managed by us;

  •
  "net IRR" refers to the annualized IRR for the period indicated on invested capital based on contributions, distributions and unrealized value after giving effect to management fees, the general partner's carried interest and other expenses, if any;

  •
  "net performance fees" refers to performance fees net of performance fee compensation, which is the portion of the performance fees earned from certain funds that is payable to senior professionals;

  •
  "our funds" refers to the funds, alternative asset companies and other entities and accounts that are managed or co-managed by the Ares Operating Group (as described in "Prospectus Summary—Organizational Structure"). It also includes funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of ARCC, and a registered investment adviser;

  •
  "performance fees" refers to fees we earn based on the performance of a fund, which are generally based on certain specific hurdle rates as defined in the fund's investment management agreements and may be either an incentive fee or a special residual allocation of income in the form of carried interest;

  •
  "performance related earnings" or "PRE" refers to a measure used to assess our investment performance. PRE differs from income (loss) before taxes computed in accordance with GAAP as it only includes performance fees, performance fee compensation and total investment income earned from our Consolidated Funds and non-consolidated funds;

  •
  "permanent capital" refers to capital of funds that do not have redemption provisions or a requirement to return capital to investors upon exiting the investments made with such capital, except as required by applicable law, which funds currently consist of Ares Capital Corporation (Nasdaq: ARCC) ("ARCC"), Ares Commercial Real Estate Corporation (NYSE: ACRE) ("ACRE"), Ares Dynamic Credit Allocation Fund, Inc. (NYSE: ARDC) ("ARDC") and Ares Multi-Strategy Credit Fund, Inc. (NYSE: ARMF) ("ARMF"); such funds may be required, or elect, to return all or a portion of capital gains and investment income; and

  •
  "total fee revenue" refers to the sum of management fees and net performance fees.

Many of the terms used in this prospectus, including AUM, fee earning AUM, ENI, FRE, PRE and distributable earnings, may not be comparable to similarly titled measures used by other companies. In addition, ENI, FRE, PRE and distributable earnings are not measures of performance calculated in accordance with GAAP. We use ENI, FRE, PRE and distributable earnings as measures of operating performance, not as measures of liquidity. ENI, FRE, PRE and distributable earnings should not be considered in isolation or as substitutes for operating income, net income, operating cash flows, or other income or cash flow statement data prepared in accordance with GAAP. The use of ENI, FRE, PRE and distributable earnings without consideration of related GAAP measures is not adequate due to the adjustments described above. Our management compensates for these limitations by using ENI, FRE, PRE and distributable earnings as supplemental measures to our GAAP results, to provide a more complete understanding of our performance as our management measures it. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Managing Business Performance—Non-GAAP Financial Measures" and "—Reconciliation of Certain Non-GAAP Measures to Consolidated GAAP Financial Measures" and Note 16, "Segment Reporting," to our combined and consolidated financial statements appearing elsewhere in this prospectus for more information on AUM, fee earning AUM, ENI, FRE, PRE and distributable earnings.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common units. You should read this entire prospectus carefully, including the more detailed information regarding us and our common units, the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined and consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to invest in our common units.

 Ares

        Ares is a leading global alternative asset manager with approximately $70 billion of assets under management and approximately 700 employees in over 15 offices in the United States, Europe and Asia. We provide a range of investment strategies and seek to deliver attractive performance to a growing investor base that includes over 500 direct institutional relationships and a significant retail investor base across our publicly traded and sub-advised funds. Over the past ten years, our assets under management and total management fees, which comprise a significant portion of our total fee revenue, have achieved compound annual growth rates of 31% and 33%, respectively.

        Since our inception in 1997, we have adhered to a disciplined investment philosophy that focuses on delivering strong risk-adjusted investment returns throughout market cycles. We have created value for our stakeholders not only through our investment performance but also by expanding our product offering, enhancing our distribution channels, increasing our global presence, investing in our non-investment functions, securing strategic partnerships and completing accretive acquisitions and portfolio purchases. For the nine months ended September 30, 2013, we generated total management fees on a combined segment basis of $378 million and economic net income of $226 million. Our revenues are diversified, with more than 140 active investment funds under management, and stable, with approximately 80% of total fee revenue for the nine months ended September 30, 2013 derived from management fees. In addition, as of September 30, 2013, approximately 66% of our assets under management was in funds with a contractual life of seven years or more, including 14% that was in our permanent capital vehicles with unlimited duration.

        We believe each of our four distinct but complementary investment groups is a market leader and has compelling long-term business prospects. Each investment group has demonstrated a consistently strong investment track record, and we believe each is viewed as a top-tier manager by a loyal, high quality investor base.

Tradable Credit

        We are a leading participant in the tradable, non-investment grade corporate credit markets, with $27 billion of assets under management. We have investment track records of over 15 years in both bank loans and high yield bonds, and we hold top quartile rankings in several of our funds within long-only and alternative credit investment strategies. We are one of the top ten bank loan institutional managers, based on reported trading volume, and our broader investing efforts are supported by what we believe is one of the largest research teams dedicated to non-investment grade corporate credit. Our analysts generate proprietary research on over 1,000 companies in over 30 industries, which benefits our investment professionals across the entire firm.

Direct Lending

        We are one of the largest self-originating direct lenders to the U.S. and European markets, with $24 billion of assets under management. We provide one-stop financing solutions to small-to-medium sized companies, which we believe are increasingly underserved by traditional lenders. We launched our inaugural fund dedicated to direct lending, Ares Capital Corporation (Nasdaq: ARCC) ("ARCC"), nearly ten years ago. ARCC has grown to become the largest business development company, both by market capitalization and total assets, and is one of over 25 funds in the Direct Lending Group. ARCC has generated a 14% annualized total shareholder return since its 2004 initial public offering, outperforming the Standard & Poor's 500, Credit Suisse Leveraged Loan and Merrill Lynch U.S. High Yield Master II indices by a range of approximately 550-900 basis points over the same timeframe. In 2007, we extended our direct lending capabilities into Europe and raised our first dedicated fund. Our European team has grown to become a market leader in the region and was named the "Specialty Lender of the Year" by Real Deals in each of 2010, 2011 and 2012.

Private Equity

        We are one of the most consistent private equity managers in the United States, as measured by our investment results, and have a growing presence in Asia and Europe. With $10 billion of assets under management, we focus on majority or shared-control investments, principally in under-capitalized companies. We launched our inaugural fund dedicated to private equity, Ares Corporate Opportunities Fund, L.P., ten years ago. Since that time, we have demonstrated success in achieving compelling returns in both traditional private equity sponsorship and distressed balance sheet investing, which we believe enables us to stay active and disciplined in different market environments. In the aggregate, we have generated a 24% gross IRR on more than $7 billion of capital deployed from our five funds. We hold top quartile rankings for our 2006 and 2008 vintage funds, which were deployed at markedly different points in the economic cycle. Our 2008 fund is ranked as a "Top 10 Best Performing Buyout Fund" by Preqin for all funds it tracks across the 2006 to 2010 vintages, and we were named by PEI the "2012 North American Special Situations / Turnaround Firm of the Year."

Real Estate

        We are a leading participant in the real estate private equity markets and have an emerging real estate direct lending business. We have developed a comprehensive real estate product offering, through both fundraising efforts and acquisitions, in a relatively short period of time and now have $9 billion of assets under management. We focus on investing in assets that have been under-managed or need repositioning in their markets. In the U.S. and European markets, we have investment track records of over 15 years in real estate private equity and we hold top quartile rankings in certain funds in U.S. and European real estate private equity strategies. In 2013, PERE ranked our private equity team as a Top 15 real estate manager based on equity raised from January 2008 to April 2013. In 2012, we launched a mortgage real estate investment trust ("REIT"), Ares Commercial Real Estate (NYSE: ACRE) ("ACRE"). Our debt team maintains an "Above Average" primary and special servicer rating by Standard & Poor's and was recently approved as a Fannie Mae Delegated Underwriting and Servicing Lender.

        We have an established track record of delivering strong risk-adjusted returns through market cycles. We believe our consistent and strong performance in a broad range of alternative assets has been shaped by several distinguishing features of our platform:

  •
  Robust Sourcing Model:  our investment professionals' local market presence and ability to effectively cross-source for other investment groups generates a robust pipeline of high-quality investment opportunities across our platform.

  •
  Multi-Asset Class Expertise and Flexible Capital:  our proficiency at evaluating every level of the capital structure, from senior debt to common equity, across companies, structured assets and real estate projects enables us to effectively assess relative value. This is complemented by our flexibility to deploy capital in a range of structures and different market environments to maximize risk-adjusted returns.

  •
  Differentiated Market Intelligence:  our proprietary research in over 30 industries and insights from a broad, global investment portfolio enable us to more effectively diligence and structure our products and investments.

  •
  Consistent and Replicable Investment Approach:  our rigorous, credit-oriented investment approach is consistent across each of our investment groups, and we believe is a key contributor to our strong investment performance and ability to expand our product offering.

  •
  Talented and Loyal Professionals:  we attract, develop and retain highly accomplished investment professionals who not only demonstrate deep and broad investment expertise but also have a strong sense of commitment to our firm.

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  Collaborative Culture:  we share ideas, relationships and information across our investment groups, which enables us to more effectively source, evaluate and manage investments.

Business Model

        We provide our investment management capabilities through various funds and products that meet the needs of a wide range of institutional and retail investors.

  •
  Tradable Credit:  Our tradable credit investment funds range from commingled and separately managed accounts for institutional investors to publicly traded vehicles and sub-advised funds for retail investors. While each of our over 75 tradable credit funds is tailored to specific investment objectives, mandates can be broadly categorized between long-only credit and alternative credit investment strategies. Long-only credit funds primarily focus on long-only and performing credit with a goal of outperforming corresponding performing bank loan or high yield market indices. Alternative credit funds primarily seek to deliver compelling absolute risk-adjusted returns through dynamic capital allocation across asset classes and markets and a focus on both performing and non-performing situations.

  •
  Direct Lending:  Our primary U.S. and European direct lending funds are ARCC and ACE II, respectively. ARCC is a publicly traded business development company (registered under the Investment Company Act of 1940) and ACE II is a commingled fund and one of the largest investment funds dedicated to private direct lending in the European middle market. We generate fees from 25 other funds that include joint venture lending programs with affiliates of General Electric and separately managed accounts for large institutional investors seeking tailored investment solutions.

  •
  Private Equity:  We manage five private equity commingled funds: ACOF I ($751 million fund size / 2003 vintage), ACOF II ($2.1 billion fund size / 2006 vintage), ACOF III ($3.5 billion fund size / 2008 vintage) and ACOF IV ($4.7 billion fund size / 2012 vintage), which focus primarily on North America and, to a lesser extent, Europe, and ACOF Asia ($220 million fund size / 2011 vintage), which focuses on growth equity opportunities in China.

  •
  Real Estate:  We manage U.S. and European real estate, private equity and debt commingled funds and separately managed accounts, and our publicly traded commercial mortgage REIT, (ACRE), focused on direct lending on properties owned by commercial real estate sponsors and operators. In addition to our $9 billion of assets under management, we service a portfolio of over $5 billion in mortgage loans through a subsidiary of ACRE.

        Most of the funds we manage are structured to earn a fixed management fee, which generally is based on the amount of invested capital, and performance fees based on investment performance in the form of incentive fees or carried interest. Management fees comprise the significant majority of our total fee revenue, which has resulted in a stable, predictable revenue stream. In addition, we have been able to mitigate some of the volatility that is typically associated with performance fees because a significant portion of our performance fees is based on net interest income from fixed income investments.

        The following table sets forth certain financial information for the periods presented, in each case on a combined segment basis. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Certain Non-GAAP Measures to Consolidated GAAP Financial Measures" for a discussion of segment results.

Combined segment data(1)

	Year Ended December 31,
	2009	2010	2011	2012
	(Dollars in millions)
Management fees	$211	$264	$324	$415
Net operating expenses(2)	(118)	(157)	(211)	(290)

Fee related earnings	93	107	113	125
Net performance fees	59	121	39	157
Net investment income	124	139	34	107

Performance related earnings	183	260	73	265

Economic net income	$276	$367	$187	$389

Distributable earnings	$95	$169	$203	$302

Total fee revenue	$270	$385	$363	$572

Management fees as % of total fee revenue	78%	69%	89%	73%

(1)
Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Managing Business Performance—Non-GAAP Financial Measures" and "—Reconciliation of Certain Non-GAAP Measures to Consolidated GAAP Financial Measures" and Note 16, "Segment Reporting," to our combined and consolidated financial statements appearing elsewhere in this prospectus.

(2)
Net operating expenses refers to the sum of compensation and benefits and general, administrative and other expenses, net of other income.

Competitive Strengths

        Since our inception in 1997, we have grown to become one of the leading and most consistently performing alternative asset managers in the world. We believe the following competitive strengths position us well for future growth:

Stable Earnings Model

        We believe our business model offers relatively stable earnings compared to other alternative asset managers because:

  •
  A significant portion of the capital that we manage is long-term in nature.  As of September 30, 2013, approximately 66% of our AUM was in funds with a contractual life of seven years or more, including 14% that was in permanent capital vehicles with unlimited duration. This has enabled and continues to enable us to invest assets with a long-term focus over different points in a market cycle, which we believe is an important component in generating attractive returns.

  •
  A significant portion of our revenue is generated from management fees.  For the nine months ended September 30, 2013, approximately 80% of our total fee revenue was comprised of management fees and approximately 20% was comprised of performance fees. From 2010 to 2012, management fees averaged 77% of our total fee revenue. Management fees, which are generally based on the amount of committed or invested capital in funds we manage, are more predictable and less volatile than performance fees.

  •
  We have a diverse capital base across funds from four distinct groups.  For the nine months ended September 30, 2013, approximately 40% of our total fee revenue was generated by our Direct Lending Group, which includes fees generated by 27 funds, and approximately 24% of our total fee revenue was generated by our Tradable Credit Group, which manages over 75 investment funds. We have a well-balanced and diverse capital base, which we believe is the result of demonstrated expertise across each of our four investment groups.

  •
  A majority of our performance fees are linked to credit investment strategies.  Over the last three years, a majority of our performance fees have been generated by funds with credit investment strategies, which generally generate regular interest income. As a result, we believe that our performance fees are more predictable and less volatile than investment managers predominantly focused on private equity investment strategies.

Broad Alternative Product Offering

        To meet investors' growing demand for alternative asset investments, we manage investments in an increasingly comprehensive range of funds across a spectrum of compelling and complementary strategies. We have demonstrated an ability to consistently generate attractive and differentiated investment returns in various market environments. We believe the breadth of our product offering, our expertise in various investment strategies and our proficiency in client servicing has enabled and will continue to enable us to increase our assets under management by expanding our relationships with existing investors as well as attracting new investors.

Diverse and Growing Investor Base

        Our investor base includes direct institutional relationships and a significant retail investor base across our publicly traded and sub-advised funds. Our high quality institutional investor base includes large pension funds, sovereign wealth funds, banks and insurance companies and we have grown the number of these relationships from 187 in 2011 to 515 as of September 30, 2013. In many instances, investors have increased their commitments to subsequent funds in a particular investment strategy and deployed capital across our other investment groups. We believe that our deep and longstanding investor relationships, founded on our strong performance, disciplined management of our investors' capital and diverse product offering, have facilitated the growth of our existing businesses and will assist us with the development of additional strategies and products, thereby increasing our fee earning AUM. We have a dedicated in-house Business Development Group that includes over 40 investor relations and marketing specialists. We have frequent dialogue with our investors and are committed to providing them with the highest quality service. We believe our service levels, as well as our emphasis on transparency, inspire loyalty and supports our efforts to continue to attract investors across our investment platform.

Integrated and Scalable Global Business Platform

        We operate our increasingly diversified and global firm as an integrated investment platform with a collaborative culture that emphasizes sharing of knowledge and expertise. We believe the exchange of information enhances our ability to analyze investments, deploy capital and improve the performance of our funds and portfolio companies. Through collaboration, we drive value by leveraging our capital markets relationships and access to deal flow. Within this framework we have established deep and sophisticated independent research capabilities in over 30 industries and insights from active investments in over 1,000 companies, 300 structured assets and 300 properties. Further, our extensive network of investment professionals is comprised primarily of local and geographically positioned individuals with the knowledge, experience and relationships that enable them to identify and take advantage of a wide range of investment opportunities. They are supported by a highly sophisticated operations management team. We believe this broad platform and our operational infrastructure provide us with a scalable foundation to expand our product offering, geographic scope and profitability.

Breadth, Depth and Tenure of our Senior Management

        Ares was built upon the fundamental principle that each of our distinct but complementary investment groups benefits from being part of our broader platform. We believe that our strong performance, consistent growth and high talent retention through economic cycles is due largely to the effective application of this principle across our broad organization of over 700 employees. We do not have a centralized investment committee. Our investment committees are structured with overlapping membership to ensure consistency of approach. Each of our four investment groups is led by its own deep leadership team of highly accomplished investment professionals, who average over 22 years of experience managing investments in, advising, underwriting and restructuring leveraged companies. While primarily focused on managing strategies within their own investment group, these senior professionals are integrated within our platform through economic, cultural and structural measures. Our senior professionals have the opportunity to participate in the incentive programs of multiple investment groups to reward collaboration in our investment activities. This collaboration takes place on a daily basis but is formally promoted through sophisticated internal systems and widely attended weekly or monthly meetings.

Alignment of Interests with Stakeholders

        The alignment of the interests of our senior members and investment professionals with those of the investors in our funds and our unitholders is fundamental to our business. We and our investment professionals have committed over $1 billion of capital across our various investment funds, aligning our interests with those of our clients. Moreover, relative to our peers, a significant portion of our professionals' compensation is in the form of performance fees, which more fully aligns their interests with those of the investors in our funds. We expect that our senior professional owners will own approximately 70% of Ares after this offering, aligning our interests with those of our common unitholders. In connection with this offering, we are establishing a long-term equity compensation plan that we believe will strengthen this alignment, as well as the motivation and retention of our professionals, through the significant and long-term ownership of our equity by our senior members, investment professionals and other employees.

 Industry Trends

        We are well positioned to capitalize on the following trends in the asset management industry:

Increasing Importance of Alternative Assets

        Over the past several years, investor groups of all types have meaningfully increased their capital allocations to alternative investment strategies. McKinsey and Co. estimates that alternative investments (which includes private equity, hedge funds and investments in real estate, infrastructure and commodities in a variety of vehicles) grew at a 14% compound annual growth rate versus non-alternative investments at 2% for the six year period from 2005 to 2011. We expect this current trend will continue as the combination of volatile returns in public equities and low-yields on traditional fixed income investments shifts investor focus to the lower correlated and absolute levels of returns offered by alternative assets.

Increasing Demand for Alternative Assets from Retail Investors

        Defined contribution pension plans and retail investors are demanding more exposure to alternative investment products to seek differentiated returns as well as to satisfy a desire for current yield due to changing demographics. According to McKinsey & Co., retail alternative investments will account for 13% of U.S. retail fund assets and 24% of revenues by 2015, up from 6% and 13% as of year-end 2010, respectively. ARCC has benefited from this growing demand, increasing its assets under management from approximately $300 million in 2004 to $8.5 billion in 2013. Our Tradable Credit and Real Estate Groups have raised three publicly traded vehicles over the past two years. With an established market presence, we believe we are well positioned to take advantage of the growing opportunity in the retail channel.

Shifting Asset Allocation Policies of Institutional Investors

        We believe that the growing pension liability gap is driving investors to seek higher return strategies and that institutional investors, such as insurance companies, are increasingly rotating away from core fixed income products towards more liquid alternative credit and absolute return-oriented products to achieve their return hurdles. According to Bain & Company, public pension funds increased their allocations toward alternative strategies to approximately 10% in 2013, up from approximately 8% in 2012. The increase in allocation has also been accompanied by a change in allocation strategy to a more balanced approach between private equity and non-private equity alternative investments. Our combination of credit expertise, total return and multi-strategy product offerings are particularly well suited to benefit from these asset allocation trends.

De-Leveraging of the Global Banking System

        After an extended period of increasing leverage, commercial and investment banks have been de-leveraging since 2008. Bank consolidation, more prudent balance sheet discipline, changing regulatory capital requirements and the increasing cost and complexity of regulatory compliance have led to material changes in the global banking system and have created significant opportunities for other institutional market participants. For example, well-capitalized non-bank direct lenders like Ares have been able to fill the significant and growing need for financing solutions as traditional lenders have withdrawn from certain middle-market and non-investment grade asset classes. At the same time, tradable debt managers have been able to raise vehicles to capitalize on banks' interest in divesting non-core assets and/or reducing their hold commitments in new financings. Citibank estimates that bank divestments of non-core holdings from the higher-risk areas of the lending market will create an investment opportunity of between $1 trillion and $2 trillion over the next decade.

Increasing Benefits of Scale

        Many institutional investors are focused on limiting the number of their manager relationships and allocating a greater share of their assets to established and diversified platforms. These investors seek to partner with investment management firms that have not only proven track records across multiple investment products, but also highly sophisticated non-investment group functions in accounting, legal/compliance and operations. Given the advantages of scale and a heightened focus on diligence, transparency and compliance, institutional clients are allocating a greater proportion of assets to established asset managers with whom there is a deep level of comfort. This trend is evidenced by the distribution of net asset flows, as firms with more than $1 billion in assets under management garnered approximately 90% of the net asset flows in the six months ended June 30, 2013, according to Hedge Fund Report. Furthermore, the increasing complexity of the regulatory environment in which alternative investment managers operate and the costs of complying with such regulations serve as barriers to entry in the investment management business.

Growth Strategy

        As we continue to expand our business, we intend to apply the same core principles and strategies to which we have adhered since our inception to:

Organically Grow our Core Business

        Alternative assets are experiencing increasing demand from a range of investors, which we and many industry participants believe is part of a long-term trend to enhance portfolio diversification and to meet desired return objectives. We have demonstrated our ability to deliver strong risk-adjusted investment returns in alternative assets throughout market cycles since our inception in 1997, and we believe each of our investment groups is well positioned to benefit from long-term positive industry momentum. By continuing to deliver strong investment and operations management performance, we expect to grow the AUM in our existing products by deepening and broadening relationships with our current high-quality investor base as well as attracting new investors.

Expand our Product Offering

        A key to our growth has been pursuing complementary investment strategies and structuring different types of investment funds that address the specific needs of our investor base. We have expanded our product offering to provide increasingly diversified opportunities for investors and a balanced business model that we believe benefits all of our stakeholders. For example, our Tradable Credit Group has grown its AUM in alternative credit investment funds from zero in 2005 to $7 billion as of September 30, 2013. We take advantage of market trends arising out of an increasingly complex regulatory environment to develop products that meet the evolving needs of market participants. We have demonstrated the ability to expand our product offering in a manner that enhances the investing capabilities of our professionals, provides differentiated solutions for our clients and creates a more balanced business model for our unitholders. There are a number of complementary strategies that we are currently pursuing across our investment groups, such as broadening our capabilities in direct lending and tradable credit to service more end-markets.

Enhance our Distribution Channels

        The growing demand for alternative assets provides an opportunity for us to attract new investors across a variety of channels. As we continue to expand our product offering and our global presence, we expect to be able to attract new investors to our funds. In addition to pension funds, sovereign wealth funds, banks and high net worth individuals, which have historically comprised a significant portion of our assets under management, in recent periods we have extended our investment strategies and marketing efforts increasingly to insurance companies, sub-advisory partners and retail investors with the initial public offerings of two closed-end funds, Ares Dynamic Credit Allocation Fund, Inc. (NYSE: ARDC) ("ARDC") and Ares Multi-Strategy Credit Fund, Inc. (NYSE: ARMF) ("ARMF"), and a REIT, ACRE.

Increase our Global Presence

        The favorable industry trends for alternative asset managers are global in nature and we believe there are a number of international markets that represent compelling opportunities for our investment strategies. Our European platform has 100 total employees, including approximately 70 investment professionals managing approximately $11 billion of commitments in eight Western European offices. We believe our strong financial position and existing global operations and network enable us to identify and readily pursue a range of expansion opportunities, including acquisitions of existing businesses or operations, partnering with local operators, establishing our own operations or otherwise. We intend to continue to develop our private equity and real estate direct lending capabilities in Western Europe, while opportunistically pursuing the expansion of our direct lending franchise into attractive new international markets.

Secure Strategic Partnerships

        We have established valuable relationships with strategic partners and large institutional investors who, among other things, provide market insights, product advice and relationship introductions. ADIA and Alleghany, minority investors in Ares since May 2007 and July 2013, respectively, have committed significant capital across our investment groups. Our Direct Lending Group has a joint venture with affiliates of General Electric that offers U.S. and European middle-market borrowers a differentiated loan product. We also have important relationships with large fund investors, leading commercial and investment banks, global professional services firms, key distribution agents and other market participants that we believe are of significant value. As we expand our offering and global presence, we intend to pursue opportunities with additional strategic partners.

Complete Accretive Acquisitions and Portfolio Purchases

        We continuously evaluate acquisition opportunities that we believe will enable us to expand our product offering, broaden our investor base and increase our global presence. We have a demonstrated ability to acquire companies at accretive valuations and effectively integrate their personnel, assets and investors into our organization. In particular, we believe the unique challenges facing large banks and small boutique asset managers in the current market environment will persist, which we expect will generate compelling opportunities for us to pursue acquisitions of businesses, investment teams and assets.

Investment Risks

        An investment in our common units involves substantial risks and uncertainties. Some of the most significant challenges and risks relating to an investment in our common units include those associated with:

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  a complex regulatory and tax environment, which could restrict our operations or the operations of our funds and portfolio companies and subject us to increased compliance costs and administrative burdens, as well as restrictions on our business activities;

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  poor performance by our funds due to market conditions, political environments, monetary and fiscal policy or other conditions beyond our control;

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  the reputational harm that we would experience as a result of inappropriately addressing conflicts of interest, poor performance by the investments we manage or the actual or alleged failure by us, our employees, our funds or our portfolio companies to comply with applicable regulations in an increasingly complex political and regulatory environment;

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  potential variability in our period to period earnings due primarily to mark-to-market valuations of our funds' investments. As a result of this variability, the market price of our common units may be volatile and subject to fluctuations;

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  the increasing demands of the investing community, including with respect to fee compression and other terms, which could materially adversely affect our revenues;

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  an investment in our common units is not an investment in our underlying funds. Moreover, there can be no assurance that projections respecting performance of our underlying funds or unrealized values will be achieved;

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  the status of Ares Management, L.P. as a partnership for U.S. federal income tax purposes, as a result of which our common unitholders will be subject to taxation on their allocable share of items of income, gain, loss, deduction and credit of Ares Management, L.P. We may not make cash distributions in an amount sufficient to pay the tax liability that results from that income and gain; and

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  the potential enactment of legislation that would preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules. If this or any similar legislation or regulation were to be enacted and to apply to us, we would incur a material increase in our tax liability, which could reduce the value of our common units.

        Please see "Risk Factors" for a discussion of these and other factors you should consider before making an investment in our common units.

Organizational Structure

        We currently conduct our businesses through operating subsidiaries held directly or indirectly by Ares Holdings and Ares Investments. These two entities are principally owned by APMC, an entity owned and controlled by certain of our senior professionals, and entities affiliated with ADIA and Alleghany that own minority interests with limited voting rights in our business (ADIA and Alleghany together, the "Strategic Investors"). We refer to these owners collectively as our "existing owners."

        To facilitate this offering, we will consummate the transactions described below and in "Organizational Structure" in connection with which Ares Management, L.P. will become the successor to AHI and Ares Investments for financial accounting purposes under GAAP. We refer to these transactions as the "Reorganization."

Reorganization

        Historically, Ares Holdings has operated and controlled our U.S. fee-generating and many of our non-U.S. fee-generating businesses, while Ares Investments has held a variety of assets, including our carried interests and co-investments in many of the proprietary investments made by our funds.

        In connection with this offering, we will form Ares Domestic Holdings LLC ("Ares Domestic"), Ares Offshore Holdings L.P. ("Ares Offshore") and Ares Real Estate Group LLC ("Ares Real Estate") (as described under "Organizational Structure"). Ares Holdings, Ares Domestic, Ares Offshore, Ares Investments and Ares Real Estate are collectively referred to as the "Ares Operating Group."

        Following this offering, the Ares Operating Group will hold:

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  in the case of Ares Holdings, interests in the general partners, managing members and other management interests of our U.S. fee-generating and most of our non-U.S. fee generating businesses as well as certain real estate investments;

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  in the case of Ares Domestic, interests in the general partners of certain U.S. private equity funds that are fiscally transparent for U.S. federal income tax purposes;

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  in the case of Ares Offshore, interests in the general partners of certain non-U.S direct lending and tradable credit funds and certain U.S. private equity funds;

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  in the case of Ares Investments, interests in the general partners of certain U.S. and non-U.S. tradable credit funds, certain U.S. and non-U.S. private equity funds, certain real estate funds and other investment assets, in each case that are expected to produce primarily interest, dividend income, capital gains and non-U.S. rental income; and

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  in the case of Ares Real Estate, interests in the general partners of certain of our real estate funds and certain other real estate investments.

        In exchange for its interest in Ares Management, L.P., APMC will transfer to Ares Management, L.P., prior to this offering, its interests in each of AHI, Ares Domestic Holdings, Inc., Ares Offshore Holdings, Ltd., Ares Real Estate Holdings LLC and a portion of its interest in Ares Investments. Similarly, in exchange for its interest in Ares Management, L.P., affiliates of ADIA will transfer to Ares Management, L.P., prior to this offering, their interests in each of AHI, Ares Domestic Holdings, Inc., Ares Offshore Holdings, Ltd., Ares Investments and Ares Real Estate Holdings LLC.

Offering Transactions

        Upon the consummation of this offering, Ares Management, L.P. will (i) loan a portion of the proceeds from this offering to its wholly owned subsidiary, AHI, which will then contribute such amount to Ares Holdings in exchange for            limited liability company interests of Ares Holdings, (ii) contribute a portion of the proceeds from this offering to Ares Domestic Holdings, Inc., which will then contribute such amount to Ares Domestic in exchange for             limited liability company interests of Ares Domestic, (iii) contribute a portion of the proceeds from this offering to Ares Offshore Holdings, Ltd., which will then contribute such amount to Ares Offshore in exchange for            limited partnership units of Ares Offshore, (iv) contribute a portion of the proceeds from this offering to Ares Investments in exchange for            limited liability company interests of Ares Investments and (v) contribute a portion of the proceeds from this offering to Ares Real Estate Holdings LLC, which will then contribute such amount to Ares Real Estate in exchange for            limited liability company interests of Ares Real Estate. See "Material U.S. Federal Tax Considerations—United States Taxes—Taxation of Ares Management, L.P. and the Ares Operating Group" for more information about the expected tax treatment of Ares Management, L.P. and the Ares Operating Group.

Our Organizational Structure Following this Offering and the Offering Transactions

        Following the Reorganization, this offering and the Offering Transactions (as such terms are described and defined under "Organizational Structure"), Ares Management, L.P. will be a holding partnership and, either directly or through direct subsidiaries, will control and hold equity interests in each of the Ares Operating Group entities, which in turn will own the operating entities included in our historical combined and consolidated financial statements. We intend to conduct all of our material business activities through the Ares Operating Group. Ares Management, L.P., either directly or through direct subsidiaries, will be the sole managing member or general partner, as applicable, of each of the Ares Operating Group entities, and will operate and control all of the businesses and affairs of the Ares Operating Group. In addition, Ares Management, L.P. will consolidate the financial results of the Ares Operating Group entities, their consolidated subsidiaries and certain consolidated funds. The ownership interest of the non-managing members and limited partners of the Ares Operating Group entities will be reflected as a non-controlling interest in Consolidated Funds in Ares Management, L.P.'s combined and consolidated financial statements. Following this offering, our senior professional owners will hold their interests in Ares

Management, L.P. and in the Ares Operating Group either directly or indirectly through APMC or a similar vehicle.

        Following the Reorganization, this offering and the Offering Transactions, subsidiaries of the Ares Operating Group will generally be entitled to:

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  all management fees payable in respect of all of our funds, as well as transaction and other fees that may be payable by or in connection with portfolio investments of these funds;

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  all performance fees payable in respect of all of our funds, other than the percentage we have determined or may in the future determine to allocate to our professionals as described in this prospectus; and

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  all returns on investments of our own capital in the funds we sponsor and manage.

        See "Business—Incentive Arrangements / Fee Structure."

        The diagram below (which omits certain intermediate holding companies wholly owned by Ares Management, L.P.) depicts our organizational structure as it will exist immediately following this offering. All entities are organized in the state of Delaware unless otherwise indicated.

(1)
Ares Management, L.P. common unitholders will have limited voting rights and will have no right to remove our general partner or, except in the limited circumstances described below, elect the directors of our general partner. On those few matters that may be submitted for a vote of our common unitholders, Ares Partners LLC, an entity owned and controlled by Ares Partners Holdco LLC, which is in turn owned and controlled by our senior members, will hold a special voting unit that provides it with a number of votes, on any matter that may be submitted for a vote of our common unitholders, that is equal to the aggregate number of vested and unvested Ares Operating Group Units held directly or indirectly by the non-managing members and limited partners of the Ares Operating Group that do not directly hold a special voting unit. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Withdrawal or Removal of the General Partner," "—Meetings; Voting" and "—Election of Directors of General Partner."

(2)
Ares Real Estate Holdings LLC will make an election to be treated as a REIT for U.S. federal income tax purposes. Ares Real Estate Holdings LLC will have at least 100 holders of preferred interests representing nominal economic interests.

(3)
Immediately following this offering, Ares Management, L.P. will hold Ares Operating Group Units representing        % of the total number of Ares Operating Group Units, or        % if the underwriters exercise in full their option to purchase additional common units, and Ares senior professional owners will hold Ares Operating Group Units representing        % of the total number of Ares Operating Group Units, or        % if the underwriters exercise in full their option to purchase additional common units. See "Pricing Sensitivity Analysis."

(4)
See "Pricing Sensitivity Analysis" for information regarding the impact on percentage ownership if the initial public offering price per common unit is at the low-, mid- or high-points of the price range indicated on the front cover of this prospectus or if the underwriters' option to purchase additional common units is exercised in full.

Holding Partnership Structure

        Ares Management, L.P. will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes generally incurs no U.S. federal income tax liability at the entity level. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction and credit of the partnership in computing its U.S. federal, state and local income tax liability each taxable year, whether or not cash distributions are made. Investors who acquire common units in this offering will become limited partners of Ares Management, L.P. Accordingly, holders of common units will be required to report their allocable share of the income, gain, loss, deduction and credit of Ares Management, L.P., even if Ares Management, L.P. does not make cash distributions. We believe that, for U.S. federal income tax purposes, the Ares Operating Group entities generally will be treated as either partnerships or entities disregarded as separate from their owners for U.S. federal income tax purposes. Accordingly, direct subsidiaries of Ares Management, L.P. that are treated as corporations for U.S. federal income tax purposes and that are the holders of Ares Operating Group Units (as defined below) will be (and, in the case of Ares Offshore Holdings, Ltd., may be) subject to U.S. federal, state and local income taxes in respect of their interests in the Ares Operating Group entities. See "Material U.S. Federal Tax Considerations" for more information about the tax treatment of Ares Management, L.P. and the Ares Operating Group.

        Each of the Ares Operating Group entities will have an identical number of limited liability company interests or limited partnership units, as applicable, outstanding. We use the term "Ares Operating Group Unit" to refer, collectively, to a limited liability company interest or limited partnership unit, as applicable, in each of the Ares Operating Group entities. Ares Management, L.P. will hold, directly or through direct subsidiaries, a number of Ares Operating Group Units equal to the number of common units that Ares Management, L.P. has issued. The Ares Operating Group Units that will be held by Ares Management, L.P. and its direct subsidiaries will be economically identical in all respects to the Ares Operating Group Units that will be held initially by the existing owners following the Reorganization, this offering and the Offering Transactions. Accordingly, the income of the Ares Operating Group will benefit Ares Management, L.P. to the extent of its equity interest in the Ares Operating Group. Immediately following this offering, Ares Management, L.P. will hold Ares Operating Group Units representing        % of the total number of Ares Operating Group Units, or        % if the underwriters exercise in full their option to purchase additional common units, and our senior professional owners will hold Ares Operating Group Units representing        % of the total number of Ares Operating Group Units, or        % if the underwriters exercise in full their option to purchase additional common units.

        Following the Reorganization, the Ares Operating Group Units and our common units held directly or indirectly by our senior professional owners will generally be subject to restrictions on transfer. See "Compensation of Our Directors and Executive Officers—Vesting; Transfer Restrictions for Senior Professional Owners."

Certain Corporate Governance Considerations

        Voting Rights.    Unlike the holders of common stock in a corporation, our common unitholders will have limited voting rights and will have no right to remove our general partner or, except in the limited circumstances described below, elect the directors of our general partner. On those few matters that may be submitted for a vote of our common unitholders, Ares Partners LLC, an entity wholly owned by Ares Partners Holdco LLC, which is in turn owned and controlled by our senior members, will hold a special voting unit that provides it with a number of votes, on any matter that may be submitted for a vote of our common unitholders, that is equal to the aggregate number of vested and unvested Ares Operating Group Units held directly or indirectly by the non-managing members and limited partners of the Ares Operating Group entities that do not directly hold a special voting unit. We refer to our common units (other than those held by any person whom our general partner may from time to time, with such person's consent, designate as a non-voting common unitholder) and our special voting units as "voting units." Accordingly, immediately following this offering, on those few matters that may be submitted for a vote of our common unitholders, investors in this offering will collectively have        % of the voting power of Ares Management, L.P., or        % if the underwriters exercise in full their option to purchase additional common units, and our senior professional owners will collectively have        % of the voting power of Ares Management, L.P., or        % if the underwriters exercise in full their option to purchase additional common units. Our common unitholders' voting rights will be further restricted by the provision in our partnership agreement stating that any common units held by a person that beneficially owns 20% or more of any class of our common units then outstanding (other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates) cannot be voted on any matter.

        Election of Directors.    In general, our common unitholders will have no right to elect the directors of our general partner. However, when our senior members and other then-current or former Ares personnel hold less than 10% of the limited partner voting power, our common unitholders will have the right to vote in the election of the directors of our general partner. This voting power condition will be measured on January 31 of each year, and will be triggered if the total voting power held by holders of the special voting units in Ares Management, L.P. (including voting units held by our general partner and its affiliates) in their capacity as such, or otherwise held by then-current or former Ares personnel (treating voting units deliverable to such persons pursuant to outstanding equity awards as being held by them), collectively, constitutes less than 10% of the voting power of the outstanding voting units of Ares Management, L.P. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Election of Directors of General Partner." Unless and until the foregoing voting power condition is satisfied, our general partner's board of directors will be elected in accordance with its limited liability company agreement, which provides that directors generally may be appointed and removed by the member of our general partner, an entity owned and controlled by our senior members. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Election of Directors of General Partner." Unless and until the foregoing voting power condition is satisfied, the board of directors of our general partner will have no authority other than that which its member chooses to delegate to it. In the event that the voting power condition is satisfied, the board of directors of our general partner will be responsible for the oversight of our business and operations. See "Management—Limited Powers of Our Board of Directors."

        Conflicts of Interest and Duties of Our General Partner.    Although our general partner will not engage in any business activities other than the management and operation of our businesses, conflicts of interest may arise in the future between us and our common unitholders, on the one hand, and our general partner and its affiliates, on the other. The resolutions of these conflicts may not always be in our best interests or that of our common unitholders. In addition, we have fiduciary and contractual obligations to the investors in our funds and we expect to regularly take actions with respect to the purchase or sale of investments in our funds, the structuring of investment transactions for those funds or otherwise that are in the best interests of the investors in those funds but that might at the same time adversely affect our near term results of operations or cash flow.

        Our partnership agreement will limit the liability of, and reduce or eliminate the duties (including fiduciary duties) owed by, our general partner to our common unitholders. Our partnership agreement will also restrict the remedies available to common unitholders for actions that might otherwise constitute breaches of our general partner's duties (including fiduciary duties). By purchasing our common units, you are treated as having consented to the provisions set forth in our partnership agreement, including the provisions regarding conflicts of interest situations that, in the absence of such provisions, might be considered a breach of fiduciary or other duties under applicable state law. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, see "Conflicts of Interest and Fiduciary Responsibilities."

        Ares Management, L.P. was formed as a Delaware limited partnership on November 15, 2013. Our principal executive offices are located at 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067, and our telephone number is (310) 201-4100.

Implications of Being an Emerging Growth Company

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, among other matters:

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  a provision allowing us to provide fewer years of financial statements and other financial data in an initial public offering registration statement;

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  an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting;

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  an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

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  reduced disclosure about the emerging growth company's executive compensation arrangements; and

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  no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

        We have determined to opt out of the exemption from compliance with new or revised financial accounting standards. Our decision to opt out of this exemption is irrevocable.

        We have elected to adopt the reduced disclosure requirements and the exemption from the auditor attestation requirement available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold, or may contemplate holding, equity interests. In addition, it is possible that some investors will find our common units less attractive as a result of our elections, which may cause a less active trading market for our common units and more volatility in our the price of common units.

        We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common units that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Restrictions on Ownership of Our Common Units

        Our general partner has determined that structuring one of our direct subsidiaries, Ares Real Estate Holdings LLC, as a REIT will reduce the administrative burden of filing certain tax returns in certain states in which we hold real property interests and may otherwise enhance our tax position. To assist Ares Real Estate Holdings LLC, in complying with the requirements for qualification as a REIT under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), our partnership agreement prohibits, with certain exceptions, any common unitholder from beneficially or constructively owning, applying certain attribution rules under the Code, more than        % by value or number of common units, whichever is more restrictive, of our outstanding common units.

        Our general partner may, in its sole discretion, waive the        % ownership limit with respect to a particular common unitholder if it is presented with evidence satisfactory to it that such ownership will not then or in the future jeopardize Ares Real Estate Holdings LLC's qualification as a REIT. Our general partner is expected to establish an excepted holder limit for existing owners who would otherwise exceed the ownership limit.

        Our partnership agreement also prohibits any person from, among other things:

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  beneficially or constructively owning common units that would result in our being "closely held" under Code Section 856(h), or otherwise cause Ares Real Estate Holdings LLC to fail to qualify as a REIT; and

  •
  transferring common units if such transfer would result in Ares Real Estate Holdings LLC being owned by fewer than 100 persons.

        In addition, our partnership agreement provides that any ownership or purported transfer of our common units in violation of the foregoing restrictions will result in the common units so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary, and the purported owner or transferee acquiring no rights in such common units. If a transfer to a charitable trust would be ineffective for any reason to prevent a violation of the restriction, the transfer resulting in such violation will be void from the time of such purported transfer.

The Offering

Common units offered by Ares Management, L.P.	common units
Common units outstanding after this offering	common units
Use of proceeds

We estimate that our net proceeds from this offering will be $           million, assuming an initial public offering price of $           per common unit, which is the midpoint of the price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use these proceeds to purchase newly issued Ares Operating Group Units concurrently with the consummation of this offering, as described under "Organizational Structure—Offering Transactions." We intend to cause the Ares Operating Group to use approximately $           million of these proceeds to repay short-term borrowings and the remainder for general corporate purposes and to fund growth initiatives. The Ares Operating Group will also bear or reimburse Ares Management, L.P. for all of the expenses of this offering, which we estimate will be approximately $           million. See "Use of Proceeds."

Voting rights

Our general partner, Ares Management GP LLC, will manage all of our operations and activities. Our common unitholders will not hold an interest in our general partner, which is wholly owned by Ares Partners Holdco LLC, an entity owned and controlled by our senior members. Unlike the holders of common stock in a corporation, our common unitholders will have limited voting rights and will have no right to remove our general partner or, except in limited circumstances, elect the directors of our general partner.

On those few matters that may be submitted for a vote of our common unitholders, Ares Partners LLC, an entity wholly owned by Ares Partners Holdco LLC, which is in turn owned and controlled by our senior members, will hold a special voting unit that provides it with a number of votes, on any matter that may be submitted for a vote of our common unitholders, that is equal to the aggregate number of vested and unvested Ares Operating Group Units held directly or indirectly by the non-managing members and limited partners of the Ares Operating Group entities that do not directly hold a special voting unit. Accordingly, immediately following this offering our senior members will have sufficient voting power to determine the outcome of those few matters that may be submitted for a vote of our common unitholders. Our common unitholders' voting rights will be further restricted by the provision in our partnership agreement stating that any common units held by a person that beneficially owns 20% or more of any class of our common units then outstanding (other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates) cannot be voted on any matter. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Withdrawal or Removal of the General Partner," "—Meetings; Voting" and "—Election of Directors of General Partner."

Cash distribution policy

We expect to distribute to our common unitholders on a quarterly basis substantially all of Ares Management,  L.P.'s share of distributable earnings in excess of amounts determined by our general partner to be necessary or appropriate to provide for the conduct of our businesses, to make appropriate investments in our businesses and our funds, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our common unitholders for any ensuing quarter, subject to a base quarterly distribution targeted to be a minimum of     % of distributable earnings. In circumstances in which the distributable earnings for a quarter fall short of the amount necessary to support the target percentage of distributable earnings, we intend to correspondingly reduce subsequent quarterly distributions below the amounts supported by distributable earnings by the amount of the shortfall, but not below the target percentage of distributable earnings. We expect that our first quarterly distribution will be paid in the          quarter of          in respect of the prior quarter. The declaration, payment and determination of the amount of any distributions will be at the sole discretion of our general partner, which may change our distribution policy at any time. We cannot assure you that any distributions, whether quarterly or otherwise, can or will be paid. See "Cash Distribution Policy."

Exchange agreement

Prior to this offering, we will enter into an exchange agreement with the holders of Ares Operating Group Units so that such holders, subject to any applicable transfer restrictions, may up to four times each year from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement) exchange their Ares Operating Group Units for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications, or, at our option for cash. A holder of Ares Operating Group Units must exchange one Ares Operating Group Unit in each of the five Ares Operating Group entities to effect an exchange for a common unit of Ares Management, L.P. If and when a holder exchanges Ares Operating Group Units for common units of Ares Management, L.P., the relative equity ownership positions of such holder and of the other equity owners of Ares (whether held at Ares Management, L.P. or at the Ares Operating Group) will not be altered.

Tax receivable agreement

Future exchanges of Ares Operating Group Units are expected to result in increases in the tax basis of the tangible and intangible assets of the relevant Ares Operating Group entity. These increases in tax basis generally will increase (for U.S. federal income tax purposes) depreciation and amortization deductions and potentially reduce gain on sales of assets, and therefore reduce the amount of tax that the direct subsidiaries of Ares Management, L.P. that are taxable as corporations for U.S. federal income tax purposes would otherwise be required to pay in the future. These direct subsidiaries that are taxable as corporations will enter into a tax receivable agreement with existing holders of direct and indirect interests in Ares Holdings and Ares Investments whereby they will agree to pay such holders or their designees (the "TRA Recipients") 85% of the amount of cash tax savings, if any, in U.S. federal, state, local and foreign income tax or franchise tax that these direct subsidiaries actually realize as a result of these increases in tax basis under the tax receivable agreement. See "Certain Relationships and Related Person Transactions—Tax Receivable Agreement."

Risk factors	See "Risk Factors" beginning on page 25 for a discussion of some of the factors you should carefully consider before deciding to invest in our common units.

Ownership and transfer restrictions

To assist one of our direct subsidiaries, Ares Real Estate Holdings LLC, in complying with the requirements for qualification as a REIT under the Code and for other purposes, which our general partner has determined will potentially benefit our common unitholders, our partnership agreement generally prohibits, among other prohibitions, any common unitholder from beneficially or constructively owning more than     % by value or number of common units, whichever is more restrictive, of our outstanding common units. See "Description of Common Units—Restrictions on Ownership and Transfer."

Proposed stock exchange symbol	ARES

        The number of common units outstanding after this offering and the other information based thereon in this prospectus, except where otherwise disclosed, excludes:

  •
  common units issuable upon exchange by holders of Ares Operating Group Units of                      Ares Operating Group Units;

  •
  common units issuance upon exercise of the underwriters' option to purchase additional units; and

  •
  interests that may be granted under our 2014 Equity Incentive Plan, consisting of:

  •
  restricted units that we expect to grant to our employees at the time of this offering;

  •
  phantom restricted units that we expect to grant to our employees at the time of this offering; and

  •
  additional common units available for future grant under our 2014 Equity Incentive Plan, which amount is subject to automatic annual increases.

        Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional                        common units from us.

        See "Compensation of Our Directors and Executive Officers—Equity Incentive Plan" and "—IPO Awards Under the 2014 Equity Incentive Plan."

Summary Historical Financial and Other Data

        The following tables present summary historical financial and other data of Pre-IPO Ares. Ares Management, L.P. was formed on November 15, 2013 to serve as a holding partnership for our businesses. Ares Management, L.P. has not commenced operations and has nominal assets and liabilities. To facilitate this offering, we will consummate the Reorganization in which Ares Management, L.P. will become the successor to AHI and Ares Investments for financial accounting purposes under GAAP. See "Organizational Structure."

        We derived the summary historical combined and consolidated statements of operations data of Pre-IPO Ares for the years ended December 31, 2012, 2011 and 2010 and the summary historical combined and consolidated statements of financial condition data of Pre-IPO as of December 31, 2012, 2011 and 2010 from its audited combined and consolidated financial statements, which are included elsewhere in this prospectus. We derived the summary historical combined and consolidated statements of operations data of Pre-IPO Ares for the nine months ended September 30, 2013 and 2012 and the summary historical combined and consolidated statements of financial condition data of Pre-IPO Ares as of September 30, 2013 and 2012 from its unaudited condensed combined and consolidated financial statements, which are included elsewhere in this prospectus. The unaudited condensed combined and consolidated financial statements have been prepared on substantially the same basis as the audited combined and consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of Pre-IPO Ares' combined and consolidated financial position and results of operations.

        The summary historical combined and consolidated financial and other data is not indicative of the expected future operating results of Ares Management, L.P. following the Reorganization, this offering and the Offering Transactions. Prior to this offering, we will complete a series of transactions pursuant to which our business will be reorganized into a holding partnership structure as described in "Organizational Structure." See "Organizational Structure" and "Unaudited Pro Forma Financial Information."

        The following summary historical consolidated financial and other data should be read together with "Organizational Structure," "Selected Financial Data," "Management's Discussion and Analysis of

Financial Condition and Results of Operations" and the historical combined and consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Dollars in thousands)
Statements of operations data
Revenues
Management fees	$270,405	$173,958	$249,584	$185,084	$137,112
Performance fees	48,867	46,019	69,491	6,938	63,243
Other fees	13,444	11,382	14,971	14,943	16,866

Total revenues	332,716	231,359	334,046	206,965	217,221

Expenses
Compensation and benefits	240,841	204,698	288,719	200,784	163,936
Performance fee compensation	123,087	233,070	267,725	120,451	264,251
Consolidated Funds expenses	96,831	75,437	116,505	78,102	64,641
General, administrative and other expenses	99,138	60,800	85,582	68,575	39,772

Total expenses	559,897	574,005	758,531	467,912	532,600

Other income (expense)
Interest and other income	5,463	5,348	8,431	5,259	6,261
Interest expense	(7,365)	(6,338)	(8,679)	(5,953)	(5,405)
Debt extinguishment expense	—	—	(3,032)	(1,183)	—
Interest and other income of Consolidated Funds	945,018	1,065,929	1,406,593	1,425,711	1,351,054
Interest expense of Consolidated Funds	(336,786)	(357,107)	(449,377)	(327,959)	(300,118)
Net realized gain (loss) on investments	177	1,315	6,662	(1,096)	27,227
Net change in unrealized (depreciation) appreciation on investments	(996)	5,627	(1,670)	(4,387)	15,234
Net realized gain on investments of Consolidated Funds	88,996	1,350,197	1,794,412	1,040,530	19,075
Net change in unrealized (depreciation) appreciation on investments of Consolidated Funds	60,823	(572,523)	(1,067,013)	(917,033)	1,302,891

Total other income	755,330	1,492,448	1,686,327	1,213,889	2,416,219

Income before taxes	528,149	1,149,802	1,261,842	952,942	2,100,840
Income tax expense	35,552	23,413	26,154	29,573	19,375

Net income	492,597	1,126,389	1,235,688	923,369	2,081,465

Less: Net income attributable to non-controlling interests and redeemable non-controlling interests in Consolidated Funds	346,615	886,643	933,592	790,529	1,760,074
Less: Net income attributable to non-controlling interests in consolidated subsidiaries	28,833	70,838	81,450	35,492	73,907

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$117,149	$168,908	$220,646	$97,348	$247,484

Other data
Economic net income(1)(2)	$225,681	$307,025	$388,557	$186,781	$366,832

Distributable earnings(1)(3)	$217,298	$178,408	$302,373	$203,209	$169,268

Fee earning AUM (at period end)	$56,326,532	$42,952,325	$47,582,168	$40,215,859	$32,872,051

Total AUM (at period end)	$69,821,744	$53,590,988	$60,157,613	$49,262,877	$41,859,699

		As of December 31,
	As of September 30, 2013
		2012	2011	2010
	(Dollars in thousands)
Statements of financial condition data
Cash and cash equivalents	$223,362	$68,457	34,422	88,461
Cash and cash equivalents of Consolidated Funds(4)	2,193,062	1,707,640	1,526,871	1,099,887
Investments	154,055	105,753	81,995	69,587
Investments of Consolidated Funds	20,777,899	21,734,983	21,391,239	20,703,018
Total assets	25,142,148	24,495,877	23,734,935	22,593,493
Debt obligations	331,119	336,250	205,000	144,322
CLO loan obligations of Consolidated Funds	11,015,422	9,818,059	8,573,101	7,034,057
Consolidated Funds' borrowings	4,184,953	4,512,229	4,969,823	4,865,662
Mezzanine debt of Consolidated Funds	247,809	117,527	375,128	547,967
Total liabilities	17,621,366	16,373,470	14,996,296	13,517,831
Commitments and contingencies
Redeemable non-controlling interest in Consolidated Funds	1,051,135	1,100,108	1,024,152	1,112,054
Redeemable interest in AHI and consolidated subsidiaries	29,444	25,995	21,208	—
Non-controlling interest in Consolidated Funds	5,644,322	6,367,291	7,183,991	7,345,647
Non-controlling interest in AHI and consolidated subsidiaries	202,980	135,328	154,734	174,429
Total controlling interest in equity of AHI and consolidated subsidiaries	592,901	493,685	354,554	443,532
Total equity	6,440,203	6,996,304	7,693,279	7,963,608
Total liabilities, non-controlling interests and equity	25,142,148	24,495,877	23,734,935	22,593,493

(1)
Under GAAP, we are required to consolidate those funds in which we hold a general partner interest that gives us substantive control rights over those funds. However, for segment reporting purposes, we present revenues and expenses on a combined segment basis, which deconsolidates these funds and therefore shows the standalone results of our operating segments without giving effect to the consolidation of the funds.

(2)
For a discussion about the purposes for which our management uses ENI and the reasons why we believe our presentation of ENI provides useful information to investors regarding our results of operations as well as a reconciliation of economic net income to income (loss) before provision for taxes, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Managing Business Performance—Non-GAAP Financial Measure—Economic Net Income" and "—Reconciliation of Certain Non-GAAP Measures to Consolidated GAAP Financial Measures" and Note 16, "Segment Reporting," to our combined and consolidated financial statements appearing elsewhere in this prospectus.

(3)
For a discussion about the purposes for which our management uses distributable earnings and the reasons why we believe our presentation of distributable earnings provides useful information to investors regarding our results of operations as well as a reconciliation of distributable earnings to income (loss) before provision for taxes, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Managing Business Performance—Non-GAAP Financial Measures—Distributable Earnings" and "—Reconciliation of Certain Non-GAAP Measures to Consolidated GAAP Financial Measures" and Note 16, "Segment Reporting," to our combined and consolidated financial statements appearing elsewhere in this prospectus.

(4)
The entities comprising our Consolidated Funds are not the same entities for all periods presented. Pursuant to revised consolidation guidance that became effective January 1, 2010, we consolidated the existing and any subsequently acquired CLOs where we hold a controlling financial interest. The consolidation of funds during the periods generally has the effect of grossing up reported assets, liabilities and cash flow, and has no effect on net income attributable to Pre-IPO Ares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganization and Offering Transactions—Consolidation and Deconsolidation of Ares Funds" and "—Critical Accounting Policies—Principles of Consolidation" and Note 2, "Summary of Significant Accounting Policies," to our combined and consolidated financial statements appearing elsewhere in this prospectus.

RISK FACTORS

        Investing in our common units involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common units. The occurrence of any of the following risks could have a material adverse effect on our businesses, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our common units could decline and you could lose all or part of your investment.

 Summary of Risks

        Our businesses are subject to a number of inherent risks. We believe that the primary risks affecting our businesses and an investment in our common units are:

  •
  a complex regulatory and tax environment, which could restrict our operations or the operations of our funds and portfolio companies and subject us to increased compliance costs and administrative burdens, as well as restrictions on our business activities.

  •
  poor performance by our funds due to market conditions, political environments, monetary and fiscal policy or other conditions beyond our control.

  •
  the reputational harm that we would experience as a result of inappropriately addressing conflicts of interest, poor performance by the investments we manage or the actual or alleged failure by us, our employees, our funds or our portfolio companies to comply with applicable regulations in an increasingly complex political and regulatory environment.

  •
  potential variability in our period to period earnings due primarily to mark-to-market valuations of our funds' investments. As a result of this variability, the market price of our common units may be volatile and subject to fluctuations;

  •
  the increasing demands of the investing community, including with respect to fee compression and other terms, which could materially adversely affect our revenues; and

  •
  an investment in our common units is not an investment in our underlying funds. Moreover, there can be no assurance that projections respecting performance of our underlying funds or unrealized values will be achieved.

Risks Related to Our Businesses

Difficult market and political conditions may adversely affect our businesses in many ways, including by reducing the value or hampering the performance of the investments made by our funds or reducing the ability of our funds to raise or deploy capital, each of which could materially reduce our revenue, net income and cash flow and adversely affect our financial prospects and condition.

        Our businesses are materially affected by conditions in the global financial markets and economic and political conditions throughout the world, such as interest rates, availability and cost of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts and security operations). These factors are outside of our control and may affect the level and volatility of securities prices and the liquidity and value of investments, and we may not be able to or may choose not to manage our exposure to these conditions. Ongoing developments in the U.S. and global financial markets following the unprecedented turmoil in the global capital markets and the financial services industry in late 2008 and early 2009 continue to illustrate that the current environment is still one of uncertainty and instability for investment management businesses. While there has been some recovery in the capital markets since then, the recovery has been slow and uneven, and the global economy grew at a modest pace in 2013. High unemployment rates in the United States and elsewhere, a sluggish recovery in some real estate markets, continued economic weakness in the

Eurozone, increased austerity measures by several European governments, uncertainty about the future of the euro, escalating regional turmoil in the Middle East, concern over growth prospects in China and emerging markets, growing debt loads for certain countries and uncertainty about the consequences of governments eventually withdrawing monetary stimulus measures all indicate that economic and political conditions remain unpredictable. These and other conditions in the global financial markets and the global economy have resulted in, and may continue to result in, adverse consequences for many of our funds, each of which could adversely affect the business of such funds, restrict such funds' investment activities and impede such funds' ability to effectively achieve their investment objectives.

        Difficult economic conditions could adversely affect our operating results by causing:

  •
  decreases in the market value of securities and debt instruments held by some of our funds;

  •
  illiquidity in the market, which could adversely affect transaction volumes and the pace of realization of our funds' investments or otherwise restrict the ability of our funds to realize value from their investments, thereby adversely affecting our ability to generate incentive or other income;

  •
  our assets under management to decrease, lowering management fees payable by our funds; and

  •
  increases in costs or reduced availability of financial instruments that finance our private equity and real estate funds.

        During periods of difficult market conditions or slowdowns (which may be across one or more industries, sectors or geographies), companies in which we invest may experience decreased revenues, financial losses, credit rating downgrades, difficulty in obtaining access to financing and increased funding costs. During such periods, these companies may also have difficulty in expanding their businesses and operations and be unable to meet their debt service obligations or other expenses as they become due, including expenses payable to us. Negative financial results in our funds' portfolio companies may reduce the value of our portfolio companies and the investment returns for our funds, which could have a material adverse effect on our operating results and cash flow. In addition, such conditions would increase the risk of default with respect to credit-oriented or debt investments. Our funds may be affected by reduced opportunities to exit and realize value from their investments, by lower than expected returns on investments made prior to the deterioration of the credit markets, and by the fact that we may not be able to find suitable investments for the funds to effectively deploy capital, which could adversely affect our ability to raise new funds and thus adversely impact our prospects for future growth.

Political and regulatory conditions, including the effects of negative publicity surrounding the financial industry in general and proposed legislation, could adversely affect our businesses or cause a material increase in our tax liability.

        As a result of market disruptions and highly publicized financial scandals in recent years, regulators and investors have exhibited concerns over the integrity of the U.S. financial markets, and the businesses in which we operate both in the United States and outside the United States will be subject to new or additional regulations. We may be adversely affected as a result of new or revised legislation or regulations imposed by the Commission, the U.S. Commodity Futures Trading Commission (the "CFTC") or other U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. See "—Regulatory changes in the United States and regulatory compliance failures could adversely affect our reputation, businesses and operations."

        More particularly, legislation has been introduced in the U.S. Congress that would, if enacted, preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules. If this or any similar legislation or regulation were to be enacted and to apply to us, we would incur a material increase in our tax liability and our cash available for distribution would be reduced, which could reduce the value of our common units. See "—Risks Related to U.S. Taxation."

Our business depends in large part on our ability to raise capital from investors. If we were unable to raise such capital, we would be unable to collect management fees or deploy such capital into investments, which would materially reduce our revenues and cash flow and adversely affect our financial condition.

        Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. Investors may downsize their investment allocations to alternative managers, including private funds and hedge funds, to rebalance a disproportionate weighting of their overall investment portfolio among asset classes. Poor performance of our funds could also make it more difficult for us to raise new capital. Our investors and potential investors continually assess our funds' performance independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future funds depends on our funds' performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of future funds. If we were unable to successfully raise capital, our revenue and cash flow would be reduced, and our financial condition would be adversely affected. Furthermore, while our existing owners, and in particular our Strategic Investors, have committed substantial capital to our funds, there can be no assurance that there will be further commitments to our funds, and any future investments by them in our funds or other alternative investment categories will likely depend on the performance of our funds, the performance of their overall investment portfolios and other investment opportunities available to them.

We depend on senior professionals and other key personnel, and our ability to retain them and attract additional qualified personnel is critical to our success and our growth prospects.

        We depend on the diligence, skill, judgment, business contacts and personal reputations of our senior professionals and other key personnel. Our future success will depend upon our ability to retain our senior professionals and other key personnel and our ability to recruit additional qualified personnel. These individuals possess substantial experience and expertise in investing, are responsible for locating and executing our funds' investments, have significant relationships with the institutions that are the source of many of our funds' investment opportunities and, in certain cases, have strong relationships with our investors. Therefore, if any of our senior professionals or other key personnel join competitors or form competing companies, it could result in the loss of significant investment opportunities and certain existing investors.

        The departure for any reason of any of our senior professionals, or a significant number of our other investment professionals, could have a material adverse effect on our ability to achieve our investment objectives, cause certain of our investors to withdraw capital they invest with us or elect not to commit additional capital to our funds or otherwise have a material adverse effect on our business and our prospects. The departure of some or all of those individuals could also trigger certain "key man" provisions in the documentation governing certain of our funds, which would permit the investors in those funds to suspend or terminate such funds' investment periods or, in the case of certain funds, permit investors to withdraw their capital prior to expiration of the applicable lock-up date. In addition, the departure of certain groups of individuals may constitute an event of default under our revolving credit facility. If such an event of default occurs and the lenders exercise their right to accelerate repayment of the loan, we are unlikely to have funds sufficient to make such repayment and the lenders may take control of us. We do not carry any "key man" insurance that would provide us with proceeds in the event of the death or disability of any of our senior professionals, and we do not have a policy that prohibits our senior professionals from traveling together.

        We anticipate that it will be necessary for us to add investment professionals both to grow our businesses and to replace those who depart. However, the market for qualified investment professionals is extremely competitive, both in the United States and internationally, and we may not succeed in recruiting additional personnel or we may fail to effectively replace current personnel who depart with qualified or effective successors. Our efforts to retain and attract investment professionals may also result in significant additional expenses, which could adversely affect our profitability or result in an increase in the portion of our performance fees that we grant to our investment professionals.

Our failure to appropriately address conflicts of interest could damage our reputation and adversely affect our businesses.

        As we have expanded and as we continue to expand the number and scope of our businesses, we increasingly confront potential conflicts of interest relating to our funds' investment activities. Certain of our funds may have overlapping investment objectives, including funds that have different fee structures, and potential conflicts may arise with respect to our decisions regarding how to allocate investment opportunities among those funds. For example, a decision to receive material non-public information about a company while pursuing an investment opportunity for a particular fund gives rise to a potential conflict of interest when it results in our having to restrict the ability of other funds to take any action. We may also cause different private equity funds to invest in a single portfolio company, for example where the fund that made an initial investment no longer has capital available to invest. We may also cause different funds that we advise to purchase different classes of securities in the same portfolio company. For example, in the normal course of business our debt funds acquire debt positions in companies in which our private equity funds own common equity securities. A direct conflict of interest could arise between the debt holders and the equity holders if such a company were to develop insolvency concerns, and we would have to carefully manage that conflict. In addition, conflicts of interest may exist in the valuation of our investments and regarding decisions about the allocation of specific investment opportunities among us and our funds and the allocation of fees and costs among us, our funds and their portfolio companies. Though we believe we have appropriate means to resolve these conflicts, our judgment on any particular allocation could be challenged. While we have developed general guidelines regarding when two or more funds can invest in different parts of the same company's capital structure and created a process that we employ to handle such conflicts if they arise, our decision to permit the investments to occur in the first instance or our judgment on how to minimize the conflict could be challenged. If we fail to appropriately address any such conflicts, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us or result in potential litigation against us.

The investment management business is intensely competitive.

        The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, business relationships, quality of service provided to investors, investor liquidity and willingness to invest, fund terms (including fees), brand recognition and business reputation. We compete with a number of private equity funds, specialized funds, hedge funds, corporate buyers, traditional asset managers, real estate development companies, commercial banks, investment banks, other investment managers and other financial institutions, as well as sovereign wealth funds. Numerous factors increase our competitive risks, including:

  •
  a number of our competitors in some of our businesses have greater financial, technical, marketing and other resources and more personnel than we do;

  •
  some of our funds may not perform as well as competitors' funds or other available investment products;

  •
  several of our competitors have raised significant amounts of capital, and many of them have similar investment objectives to ours, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that otherwise could be exploited;

  •
  some of our competitors may have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to our funds, particularly our funds that directly use leverage or rely on debt financing of their portfolio investments to generate superior investment returns;

  •
  some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds than us, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we want to make;

  •
  some of our competitors may be subject to less regulation and accordingly may have more flexibility to undertake and execute certain businesses or investments than we do and/or bear less compliance expense than we do;

  •
  some of our competitors may have more flexibility than us in raising certain types of funds under the investment management contracts they have negotiated with their investors;

  •
  some of our competitors may have better expertise or be regarded by investors as having better expertise in a specific asset class or geographic region than we do;

  •
  our competitors that are corporate buyers may be able to achieve synergistic cost savings in respect of an investment, which may provide them with a competitive advantage in bidding for an investment; and

  •
  other industry participants may, from time to time, seek to recruit our investment professionals and other employees away from us.

        We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by our competitors. Alternatively, we may experience decreased profitability, rates of return and increased risks of loss if we match investment prices, structures and terms offered by our competitors. Moreover, if we are forced to compete with other investment managers on the basis of price, we may not be able to maintain our current fund fee and carried interest terms. We have historically competed primarily on the performance of our funds, and not on the level of our fees or carried interest relative to those of our competitors. However, there is a risk that fees and carried interest in the investment management industry will decline, without regard to the historical performance of a manager. Fee or carried interest reductions on existing or future funds, without corresponding decreases in our cost structure, would adversely affect our revenues and profitability.

        In addition, the attractiveness of our funds relative to investments in other investment products could decrease depending on economic conditions. This competitive pressure could adversely affect our ability to make successful investments and limit our ability to raise future funds, either of which would adversely impact our businesses, revenues, results of operations and cash flow.

        Lastly, institutional and individual investors are allocating increasing amounts of capital to alternative investment strategies. Several large institutional investors have announced a desire to consolidate their investments in a more limited number of managers. We expect that this will cause competition in our industry to intensify and could lead to a reduction in the size and duration of pricing inefficiencies that many of our funds seek to exploit.

Poor performance of our funds would cause a decline in our revenue and results of operations, may obligate us to repay performance fees previously paid to us and could adversely affect our ability to raise capital for future funds.

        We derive revenues in part from:

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  management fees, which are based generally on the amount of capital committed to or invested in our funds;

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  performance fees, based on the performance of our funds; and

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  investment income from our investments as general partner.

        When any of our funds perform poorly, either by incurring losses or underperforming benchmarks, as compared to our competitors or otherwise, our investment record suffers. As a result, our performance fees may be adversely affected and, all else being equal, the value of our assets under management could decrease, which may, in turn, reduce our management fees. Moreover, we may experience losses on investments of our own capital as a result of poor investment performance, including investments in our own funds. If a fund performs poorly, we will receive little or no performance fees with regard to the fund and little income or possibly losses from our own principal investment in such fund. Furthermore, if, as a result of poor performance or otherwise, a fund does not achieve total investment returns that exceed a specified investment return threshold over the life of the fund or other measurement period, we may be obligated to repay the amount by which performance fees that were previously distributed or paid to us exceeds amounts to which we were entitled. Poor performance of our funds could also make it more difficult for us to raise new capital. Investors in our closed-end funds may decline to invest in future closed-end funds we raise as a result of poor performance. Our fund investors and potential fund investors continually assess our funds' performance independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future funds and avoid excessive redemption levels depends on our funds' performance. Accordingly, poor fund performance may deter future investment in our funds and thereby decrease the capital invested in our funds and, ultimately, our management fee income. Alternatively, in the face of poor fund performance, investors could demand lower fees or fee concessions for existing or future funds which would likewise decrease our revenue.

ARCC's management fee comprises a significant portion of our management fees and a reduction in fees from ARCC could have an adverse effect on our revenues and results of operations.

        For the year ended December 31, 2012, the management fees we received from ARCC comprised approximately 44% of our management fees. We receive two types of fees from ARCC: (a) management fees, which are typically paid quarterly and generally increase or decrease based on ARCC's total assets, and (b) incentive fees based on either (i) ARCC's pre-incentive fee income, the fees related to which are classified as management fees as they are paid quarterly, are predictable and are recurring in nature or (ii) ARCC's net capital gains, which includes interest that is accrued but not yet received in cash. If ARCC's total assets were to decline significantly due to mark-to-market accounting requirements, the poor performance of its investments, the failure to grow or for any other reason, the amount of the management fee we receive from ARCC would also decline significantly, which could have an adverse effect on our revenues and results of operations. Moreover, the incentive fee is not paid to ARCC unless it achieves certain performance goals. ARCC's performance may be variable. For example, if a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. As such, the incentive fees are subject to potential volatility, which in turn could create variability in our quarterly revenues and earnings and cause our period to period stock price to be volatile and fluctuate.

        ARCC's investment advisory and management agreement renews for successive annual periods subject to the approval of ARCC's board of directors or by the affirmative vote of the holders of a majority of ARCC's outstanding voting securities. In addition, while unlikely, both ARCC and its investment adviser have the right to terminate the agreement without penalty upon 60 days' written notice to the other party. Termination of this agreement would reduce our revenues significantly and could have a material adverse effect on our financial condition.

We may not be able to maintain our current fee structure as a result of industry pressure from limited partners to reduce fees, which could have an adverse effect on our profit margins and results of operations.

        We may not be able to maintain our current fee structure as a result of industry pressure from limited partners to reduce fees. Although our investment management fees vary among and within asset classes, historically we have competed primarily on the basis of our performance and not on the level of our investment management fees relative to those of our competitors. In recent years, however, there has been a general trend toward lower fees in the investment management industry. In September 2009, the Institutional Limited Partners Association ("ILPA") published a set of Private Equity Principles (the "Principles") which were revised in January 2011. The Principles were developed to encourage discussion between limited partners and general partners regarding private equity fund partnership terms. Certain of the Principles call for enhanced "alignment of interests" between general partners and limited partners through modifications of some of the terms of fund arrangements, including proposed guidelines for fees and performance income structures. We promptly provided ILPA with our endorsement of the Principles, representing an indication of our general support for the efforts of ILPA. Although we have no obligation to modify any of our fees with respect to our existing funds, we may experience pressure to do so in our funds. More recently institutional investors have been allocating increasing amounts of capital to alternative investment strategies as well as attempting to reduce management and investment fees to external managers, whether through direct reductions, deferrals or rebates. We cannot assure you that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure. Fee reductions on existing or future new businesses could have an adverse effect on our profit margins and results of operations. For more information about our fees see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Investors in our funds may be unwilling to commit new capital to our funds as a result of our decision to become a public company, which could have a material adverse effect on our business and financial condition.

        Some investors in our funds may view negatively the prospect of our becoming a public company, and may have concerns that as a public company our attention will be bifurcated between investors in our funds and the public unitholders, resulting in potential conflicts of interest. Some investors in our funds may believe that we will strive for near-term profit instead of superior risk-adjusted returns for investors in our funds over time or grow our assets under management for the purpose of generating additional management fees without regard to whether we believe there are sufficient investment opportunities to effectively deploy the additional capital. There can be no assurance that we will be successful in our efforts to address such concerns or to convince investors in our funds that our decision to pursue this offering will not affect our longstanding priorities or the way we conduct our businesses. A decision by a significant number of investors in our funds not to commit additional capital to our funds or to cease doing business with us altogether could inhibit our ability to achieve our investment objectives and may have a material adverse effect on our business and financial condition.

Rapid growth of our businesses, particularly outside the United States, may be difficult to sustain and may place significant demands on our administrative, operational and financial resources.

        Our assets under management have grown significantly in the past, and we are pursuing further growth in the near future, both organic and through acquisitions. Our rapid growth has placed, and planned growth, if successful, will continue to place, significant demands on our legal, accounting and operational infrastructure, and has increased expenses. The complexity of these demands, and the expense required to address them, is a function not simply of the amount by which our assets under management has grown, but of the growth in the variety and complexity of, as well as the differences in strategy between, our different funds. In addition, we are required to continuously develop our systems and infrastructure in response to the increasing sophistication of the investment management market and legal, accounting, regulatory and tax developments.

        Our future growth will depend in part on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources. As a result, we face significant challenges:

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  in maintaining adequate financial, regulatory (legal, tax and compliance) and business controls;

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  in implementing new or updated information and financial systems and procedures; and

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  in training, managing and appropriately sizing our work force and other components of our businesses on a timely and cost-effective basis.

        We may not be able to manage our expanding operations effectively or be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

        In addition, pursuing investment opportunities outside the United States presents challenges not faced by U.S. investments, such as different legal and tax regimes and currency fluctuations, which require additional resources to address. Further, in conducting business in foreign jurisdictions, we are often faced with the challenge of ensuring that our activities are consistent with U.S. or other laws with extraterritorial application, such as the USA PATRIOT Act and the U.S. Foreign Corrupt Practices Act ("FCPA"). Moreover, actively pursuing international investment opportunities may require that we increase the size or number of our international offices. Pursuing non-U.S. fund investors means that we must comply with international laws governing the sale of interests in our funds, different investor reporting and information processes and other requirements. As a result, we are required to continuously develop our systems and infrastructure in response to the increasing complexity and sophistication of the investment management market and legal, accounting and regulatory situations. This growth has required, and will continue to require, us to incur significant additional expenses and to commit additional senior management and operational resources. There can be no assurance that we will be able to manage our expanding international operations effectively or that we will be able to continue to grow this part of our businesses, and any failure to do so could adversely affect our ability to generate revenues and control our expenses.

We may enter into new lines of business and expand into new investment strategies, geographic markets and businesses, each of which may result in additional risks and uncertainties in our businesses.

        We intend, if market conditions warrant, to grow our businesses by increasing assets under management in existing businesses and expanding into new investment strategies, geographic markets and businesses. Our partnership agreement will permit us to enter into new lines of business, make strategic investments or acquisitions and enter into joint ventures. Accordingly, we may pursue growth through acquisitions of other investment management companies, acquisitions of critical business partners or other strategic initiatives, which may include entering into new lines of business. In addition, consistent with our past experience, we expect opportunities will arise to acquire other alternative or traditional asset managers.

        Attempts to expand our businesses involve a number of special risks, including some or all of the following:

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  the required investment of capital and other resources;

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  the diversion of management's attention from our core businesses;

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  the assumption of liabilities in any acquired business;

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  the disruption of our ongoing businesses;

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  entry into markets or lines of business in which we may have limited or no experience;

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  increasing demands on our operational and management systems and controls;

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  compliance with additional regulatory requirements;

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  potential increase in investor concentration; and

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  the broadening of our geographic footprint, increasing the risks associated with conducting operations in certain foreign jurisdictions where we currently have no presence.

        Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new business does not generate sufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control. Because we have not yet identified these potential new investment strategies, geographic markets or lines of business, we cannot identify for you all the risks we may face and the potential adverse consequences on us and your investment that may result from any attempted expansion.

If we are unable to consummate or successfully integrate development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.

        Our growth strategy is based, in part, on the selective development or acquisition of asset management businesses, advisory businesses or other businesses complementary to our business where we think we can add substantial value or generate substantial returns. The success of this strategy will depend on, among other things: (a) the availability of suitable opportunities, (b) the level of competition from other companies that may have greater financial resources, (c) our ability to value potential development or acquisition opportunities accurately and negotiate acceptable terms for those opportunities, (d) our ability to obtain requisite approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays and (e) our ability to identify and enter into mutually beneficial relationships with venture partners. Moreover, even if we are able to identify and successfully complete an acquisition, we may encounter unexpected difficulties or incur unexpected costs associated with integrating and overseeing the operations of the new businesses. If we are not successful in implementing our growth strategy, our business, financial results and the market price for our common units may be adversely affected.

Extensive regulation in the United States affects our activities and creates the potential for significant liabilities and penalties that could adversely affect our businesses and results of operations.

        Our businesses are subject to extensive regulation, including periodic examinations, by governmental agencies and self-regulatory organizations in the jurisdictions in which we operate. The Securities and Exchange Commission (the "Commission") oversees the activities of our subsidiaries that are registered investment advisers under the Investment Advisers Act of 1940 (the "Investment Advisers Act"). Beginning in the first quarter of 2014, the Financial Industry Regulatory Authority ("FINRA") will oversee the activities of our wholly owned subsidiary Ares Investor Services LLC as a registered broker-dealer. We are subject to audits by the Defense Security Service to determine whether we are under foreign ownership, control or influence. In addition, we regularly rely on exemptions from various requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Investment Company Act of 1940, as amended (the "Investment Company Act"), the Commodity Exchange Act and the U.S. Employee Retirement Income Security Act of 1974 ("ERISA"). These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties who we do not control. If for any reason these exemptions were to be revoked or challenged or otherwise become unavailable to us, we could be subject to regulatory action or third-party claims, which could have a material adverse effect on our businesses.

        Since 2010, states and other regulatory authorities have begun to require investment managers to register as lobbyists. We have registered as such in a number of jurisdictions, including California, Illinois and New York. Other states or municipalities may consider similar legislation or adopt regulations or procedures with similar effect. These registration requirements impose significant compliance obligations on registered lobbyists and their employers, which may include annual registration fees, periodic disclosure reports and internal recordkeeping, and may also prohibit the payment of contingent fees.

        Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities. A failure to comply with the obligations imposed by the Investment Advisers Act, including recordkeeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, could result in investigations, sanctions and reputational damage. We are involved regularly in trading activities that implicate a broad number of U.S. securities law regimes, including laws governing trading on inside information, market manipulation and a broad number of technical trading requirements that implicate fundamental market regulation policies. Violation of these laws could result in severe restrictions on our activities and damage to our reputation.

        Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of the registration of our relevant subsidiaries as investment advisers or registered broker-dealers. The regulations to which our businesses are subject are designed primarily to protect investors in our funds and to ensure the integrity of the financial markets. They are not designed to protect our common unitholders. Even if a sanction imposed against us, one of our subsidiaries or our personnel by a regulator is for a small monetary amount, the adverse publicity related to the sanction could harm our reputation, which in turn could have a material adverse effect on our businesses in a number of ways, making it harder for us to raise new funds and discouraging others from doing business with us.

Failure to comply with "pay to play" regulations implemented by the Commission and certain states, and changes to the "pay to play" regulatory regimes, could adversely affect our businesses.

        In recent years, the Commission and several states have initiated investigations alleging that certain private equity firms and hedge funds or agents acting on their behalf have paid money to current or former government officials or their associates in exchange for improperly soliciting contracts with state pension funds. In June 2010, the Commission approved Rule 206(4)-5 under the Investment Advisers Act regarding "pay to play" practices by investment advisers involving campaign contributions and other payments to government officials able to exert influence on potential government entity clients. Among other restrictions, the rule prohibits investment advisers from providing advisory services for compensation to a government entity for two years, subject to very limited exceptions, after the investment adviser, its senior executives or its personnel involved in soliciting investments from government entities make contributions to certain candidates and officials in a position to influence the hiring of an investment adviser by such government entity. Advisers are required to implement compliance policies designed, among other matters, to track contributions by certain of the adviser's employees and engagements of third parties that solicit government entities and to keep certain records to enable the Commission to determine compliance with the rule. In addition, there have been similar rules on a state level regarding "pay to play" practices by investment advisers.

        Similar rule-making and investigations have also occurred in New York. In March 2007, the Office of the Attorney General of the State of New York (the "N.Y. Attorney General") commenced an industry-wide investigation into pay-to-play allegations and undisclosed conflicts of interest at public pension funds, including the New York State Common Retirement Fund. As a consequence of the N.Y. Attorney General's investigation, the N.Y. Attorney General adopted a Reform Code of Conduct for U.S. public pension funds. This Reform Code of Conduct, among other things, restricts the use of third-party intermediaries and placement agents with respect to the solicitation of funds from U.S. public pension funds. In 2010, we agreed to adopt the Reform Code of Conduct, acknowledging that the Reform Code of Conduct would enhance transparency in fundraising activities before public pension funds on a national basis. As a signatory to the Reform Code of Conduct, we may be at a disadvantage to other fund sponsors that are not similarly restricted from engaging third-party solicitors, notwithstanding that many states and public pension funds have adopted similar restrictions.

        As we have a significant number of public pension plans that are investors in our funds, these rules could impose significant economic sanctions on our businesses if we or one of the other persons covered by the rules make any such contribution or payment, whether or not material or with an intent to secure an investment from a public pension plan. In addition, such investigations may require the attention of senior management and may result in fines if any of our funds are deemed to have violated any regulations, thereby imposing additional expenses on us. Any failure on our part to comply with these rules could cause us to lose compensation for our advisory services or expose us to significant penalties and reputational damage.

Regulatory changes in the United States and regulatory compliance failures could adversely affect our reputation, businesses and operations.

        In July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act, among other things, imposes significant new regulations on nearly every aspect of the U.S. financial services industry, including oversight and regulation of systemic market risk (including the power to liquidate certain institutions); authorizing the Federal Reserve to regulate nonbank institutions that are deemed systemically important; generally prohibiting insured depository institutions, insured depository institution holding companies and their subsidiaries and affiliates from conducting proprietary trading and investing in or sponsoring private equity funds and hedge funds; and imposing new registration, recordkeeping and reporting requirements on private fund investment advisers. Importantly, while several key aspects of the Dodd-Frank Act have been defined through final rules, many aspects will be implemented by various regulatory bodies over the next several years. While we already have several subsidiaries registered as investment advisers subject to Commission examinations and another subsidiary registered as a broker-dealer subject to FINRA examinations beginning in the first quarter of 2014, the imposition of any additional legal or regulatory requirements could make compliance more difficult and expensive, affect the manner in which we conduct our businesses and adversely affect our profitability.

        The Dodd-Frank Act established a ten-member Financial Stability Oversight Council (the "Council"), an interagency body chaired by the Secretary of the Treasury, to identify and manage systemic risk in the financial system and improve interagency cooperation. Under the Dodd-Frank Act, the Council has the authority to review the activities of certain nonbank financial firms engaged in financial activities that are designated as "systemically important," meaning, among other things, that the distress of the financial firm would threaten the stability of the U.S. economy. If we were designated as such, it would result in increased regulation of our businesses, including the imposition of capital, leverage, liquidity and risk management standards, credit exposure reporting and concentration limits, restrictions on acquisitions and annual stress tests by the Federal Reserve.

        In October 2011, the Federal Reserve and other federal regulatory agencies issued a proposed rule implementing a section of the Dodd-Frank Act that has become known as the "Volcker Rule." In December 2013, the Federal Reserve and other federal regulatory agencies adopted a final rule implementing the Volcker Rule. The Volcker Rule generally prohibits depository institution holding companies (including foreign banks with U.S. branches and insurance companies with U.S. depository institution subsidiaries), insured depository institutions and subsidiaries and affiliates of such entities from investing in or sponsoring private equity funds or hedge funds and certain other proprietary activities. The effects of the Volcker Rule are uncertain but it is in any event likely to curtail various banking activities that in turn could result in uncertainties in the financial markets as well as our business. The final Volcker

Rule becomes effective on April 1, 2014 and is subject to a transition period (ending July 21, 2015). It contains exceptions for certain "permitted activities" that would enable certain institutions subject to the Volcker Rule to continue investing in private equity funds under certain conditions. Although we do not currently anticipate that the Volcker Rule will adversely affect our fundraising to any significant extent, there is uncertainty regarding the implementation of the Volcker Rule and its practical implications, and there could be adverse implications on our ability to raise funds from the types of entities mentioned above as a result of this prohibition.

        In 2013, the Office of the Comptroller of the Currency, the Department of the Treasury, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation published new guidance regarding expectations for banks' leveraged lending activities. This guidance, in addition to proposed Dodd-Frank risk retention rules circulated in August 2013, could further restrict credit availability, as well as potentially restrict the activities of our Tradable Credit Group, which supports many of its portfolio investments from banks' lending activities. This could negatively affect the terms and availability of credit to our funds and their portfolio companies. See "—Our use of leverage to finance our businesses exposes us to substantial risks" and "Risks Related to Our Funds—Dependence on significant leverage in investments by our funds subjects us to volatility and contractions in the debt financing markets and could adversely affect our ability to achieve attractive rates of returns on those investments."

        Under the Dodd-Frank Act, the CFTC was given jurisdiction over the regulation of swaps. Under new rules implemented by the CFTC, companies that utilize swaps as part of their business model are deemed to fall within the statutory definition of Commodity Pool Operator ("CPO") and, absent relief from the CFTC, are required to register with the CFTC as a CPO. Registration with the CFTC renders such CPO subject to regulation, including with respect to disclosure, reporting, recordkeeping and business conduct. Certain of our funds may from time to time, directly or indirectly, invest in instruments that meet the definition of "swap" under the new rules which may subject such funds to oversight by the CFTC. The fund may therefore seek and rely on no-action relief from registration with the CFTC or claim an exemption from registration as a CPO with the CFTC, including pursuant to CFTC Rule 4.13(a)(3). CFTC Rule 4.13(a)(3) requires that, among other things, the pool's trading in commodity interest positions (including both hedging and speculative positions, and positions in security futures) is limited so that either (i) no more than 5% of the liquidation value of the pool's portfolio is used as initial margin, premiums and required minimum security deposits to establish such positions, or (ii) the aggregate net notional value of the pool's trading in such positions does not exceed 100% of the pool's liquidation value. Therefore, unlike a registered CPO, the fund would not be required to provide prospective investors with a CFTC compliant disclosure document, nor would it be required to provide investors with periodic account statements or certified annual reports that satisfy the requirements of CFTC rules applicable to registered CPOs, in connection with any offerings of equity securities.

        As an alternative to the exemption from registration, a fund may register as a CPO with the CFTC and avail itself of certain disclosure, reporting and record-keeping relief under CFTC Rule 4.7.

        The Dodd-Frank Act authorizes federal regulatory agencies to review and, in certain cases, prohibit compensation arrangements at financial institutions that give employees incentives to engage in conduct deemed to encourage inappropriate risk-taking by covered financial institutions. Such restrictions could limit our ability to recruit and retain investment professionals and senior management executives.

        The Dodd-Frank Act requires public companies to adopt and disclose policies requiring, in the event the company is required to issue an accounting restatement, the clawback of related incentive compensation from current and former executive officers.

        The Dodd-Frank Act amends the Exchange Act to compensate and protect whistleblowers who voluntarily provide original information to the Commission and establishes a fund to be used to pay whistleblowers who will be entitled to receive a payment equal to between 10% and 30% of certain monetary sanctions imposed in a successful government action resulting from the information provided by the whistleblower.

        The Commission requires investment advisers registered or required to register with the Commission under the Investment Advisers Act that advise one or more private funds and have at least $150 million in private fund assets under management to periodically file reports on Form PF. We have filed, and will continue to file, quarterly reports on Form PF, which has resulted in increased administrative costs and requires a significant amount of attention and time to be spent by our personnel.

        Many of these provisions are subject to further rulemaking and to the discretion of regulatory bodies, such as the Council and the Federal Reserve.

        It is difficult to determine the full extent of the impact on us of the Dodd-Frank Act or any other new laws, regulations or initiatives that may be proposed or whether any of the proposals will become law. Any changes in the regulatory framework applicable to our businesses, including the changes described above, may impose additional costs on us, require the attention of our senior management or result in limitations on the manner in which we conduct our businesses. Moreover, as calls for additional regulation have increased, there may be a related increase in regulatory investigations of the trading and other investment activities of alternative asset management funds, including our funds. In addition, we may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. Compliance with any new laws or regulations could make compliance more difficult and expensive, affect the manner in which we conduct our businesses and adversely affect our profitability.

Regulatory changes in jurisdictions outside the United States could adversely affect our businesses.

        Certain of our subsidiaries operate outside the United States. In the United Kingdom, Ares Management Limited is subject to regulation by the Financial Conduct Authority (which replaced the U.K. Financial Services Authority in April 2013). In March 2013, the Financial Services Authority published final rules (the "FCA Rules") for the Financial Conduct Authority's regulation and supervision of the London interbank offered rate ("LIBOR"). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. These requirements may cause LIBOR to be more volatile than it has been in the past, which may adversely affect the value of investments made by our funds. It is uncertain whether corresponding changes will be made to the Euro interbank offered rate ("EURIBOR"). It was recently announced by the British Bankers' Association that it is expected that NYSE Euronext Rates Administration Limited will take over the role of administrator of LIBOR in early 2014. Any new administrator of LIBOR (including, if and when appointed, NYSE Euronext Rates Administration Limited) and/or EURIBOR may make methodological changes that could change the level of LIBOR or EURIBOR, which in turn may adversely affect the value of investments made by our funds. Any new administrator of LIBOR (including, if and when appointed, NYSE Euronext Rates Administration Limited) or EURIBOR may also alter, discontinue or suspend calculation or dissemination of LIBOR or EURIBOR.

        Our other European and Asian operations and our investment activities worldwide are subject to a variety of regulatory regimes that vary by country. In addition, we regularly rely on exemptions from various requirements of the regulations of certain foreign countries in conducting our asset management activities.

        Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities. We are involved regularly in trading activities that implicate a broad number of foreign (as well as U.S.) securities law regimes, including laws governing trading on inside information and market manipulation and a broad number of technical trading requirements that implicate fundamental market regulation policies. Violation of these laws could result in severe restrictions or prohibitions on our activities and damage to our reputation, which in turn could have a material adverse effect on our businesses in a number of ways, making it harder for us to raise new funds and discouraging others from doing business with us. In addition, increasing global regulatory oversight of fundraising activities, including local registration requirements in various jurisdictions and the addition of new compliance regimes, could make it more difficult for us to raise new funds or could increase the cost of raising such funds.

Alternative Investment Fund Managers Directive

        The European Union Alternative Investment Fund Managers Directive (the "Directive") was enacted in July 2011 and took effect in July 2013. The Directive applies to (a) alternative investment fund managers ("AIFMs") established in the European Union (the "EU") that manage EU or non-EU alternative investment funds ("AIFs"), (b) non-EU AIFMs that manage EU AIFs and (c) non-EU AIFMs that market their AIFs to professional investors within the EU. Individual EU member states must now adopt rules and regulations implementing the Directive into domestic law.

        Beginning July 22, 2013, the Directive imposed new operating requirements on EU AIFMs. There is a one-year transitional period after which EU AIFMs must comply with the requirements of the Directive and be appropriately authorized or have submitted an application for authorization. EU AIFMs and non-EU AIFMs seeking to market an AIF within the EU will need to comply with the Directive's disclosure and transparency requirements and (in the case of non-EU AIFMs) jurisdiction specific private placement regimes (which may change as a result of the Directive) from the implementation date.

        The full scope of the Directive may also, from October 2015 at the earliest, be extended to non-EU AIFMs that wish to market an AIF within the EU pursuant to a pan-European marketing passport instead of under national private placement regimes.

        The operating requirements imposed by the Directive include, among other things, rules relating to the remuneration of certain personnel, minimum regulatory capital requirements, restrictions on the use of leverage, restrictions on early distributions relating to portfolio companies (so-called "asset stripping" rules), disclosure and reporting requirements to both investors and home state regulators, the independent valuation of an AIF's assets and the appointment of an independent depository to hold assets. As a result, the Directive could in the future have an adverse effect on our businesses by, among other things, increasing the regulatory burden and costs of doing business in or relating to EU member states, imposing extensive disclosure obligations on, and asset stripping rules with respect to, companies, if any, in which any of our funds invest that are located in EU member states, significantly restricting marketing activities within the EU, potentially requiring certain of our funds to change their compensation structures for key personnel, thereby affecting our ability to recruit and retain these personnel, and potentially disadvantaging our funds as investors in private companies located in EU member states when compared to non-AIF/AIFM competitors that may not be subject to the requirements of the Directive, thereby potentially restricting our funds' ability to make investments in such companies.

        The Directive allows AIFMs to invest in securitizations on behalf of the alternative investment funds they manage only the originator, sponsor or original lender for the securitization has explicitly disclosed that it will retain, on an ongoing basis, a material net economic interest of not less than 5% of the nominal value of the securitized exposures or of the tranches sold to investors and certain due diligence undertakings are made. AIFMs that discover after the assumption of a securitization exposure that the retained interest does not meet the requirements, or subsequently falls below 5% of the economic risk, are required to take such corrective action as is in the best interests of investors. It remains to be seen how this requirement will be addressed by AIFMs should these circumstances arise. These requirements, along with other changes to the regulation or regulatory treatment of securitizations, may negatively affect the value of investments made by our funds.

        The Directive could also limit our operating flexibility and our investment opportunities, as well as expose us and/or our funds to conflicting regulatory requirements in the United States (and elsewhere) and the EU. The final scope and requirements of the Directive remain uncertain and are subject to change as a result of enactment both of EU secondary legislation and national implementing legislation in EU member states.

Solvency II

        Solvency II is an EU directive that sets out stronger capital adequacy and risk management requirements for European insurers and reinsurers and, in particular, dictates how much capital such firms must hold against their liabilities. Solvency II is currently scheduled to be implemented into domestic law by EU member states as early as January 2014, although continuing delays in the adoption of "Omnibus II," a related EU directive that will amend Solvency II, is likely to result in a revised timetable for the implementation of, and compliance with, Solvency II. Solvency II will impose, among other things, substantially greater quantitative and qualitative capital requirements for insurers and reinsurers as well as other supervisory and disclosure requirements. We are not subject to Solvency II; however, many of our European insurer or reinsurer fund investors will be subject to this directive, as applied under applicable domestic law. Solvency II may impact insurers' and reinsurers' investment decisions and their asset allocations. In addition, insurers and reinsurers will be subject to more onerous data collation and reporting requirements. As a result, Solvency II could in the future have an adverse indirect effect on our businesses by, among other things, restricting the ability of European insurers and reinsurers to invest in our funds and imposing on us extensive disclosure and reporting obligations for those insurers and reinsurers that do invest in our funds. The final details and requirements of the Solvency II directive remain uncertain and are subject to change as a result of enactment both of related EU legislation and national implementing legislation in EU member states.

Regulations governing ARCC's operation as a business development company affect its ability to raise, and the way in which it raises, additional capital.

        As a business development company, ARCC operates as a highly regulated business within the provisions of the Investment Company Act. Many of the regulations governing business development companies have not been modernized within recent securities laws amendments and restrict, among other things, leverage incurrence, co-investments and other transactions with other entities within the Ares Operating Group. The business development company industry has proposed certain legislation to address some of these issues, but there can be no assurance that such legislation will be enacted. Certain of our funds may be restricted from engaging in transactions with ARCC and its subsidiaries.

        As a business development company registered under the Investment Company Act, ARCC may issue debt securities or preferred stock and borrow money from banks or other financial institutions, which we refer to collectively as "senior securities," up to the maximum amount permitted by the Investment Company Act. Under the provisions of the Investment Company Act, ARCC is permitted to issue senior securities only in amounts such that its asset coverage, as defined in the Investment Company Act, equals at least 200% after each issuance of senior securities. If the value of its assets declines, it may be unable to satisfy this test. If that happens, it may be required to sell a portion of its investments and, depending on the nature of its leverage, repay a portion of its indebtedness at a time when such sales may be disadvantageous. The business development company industry has proposed legislation to lessen the asset coverage test, but there can be no assurance that such legislation will be enacted.

        Business development companies may issue and sell common stock at a price below net asset value per share only in limited circumstances, one of which is during the one-year period after stockholder approval. ARCC's stockholders have, in the past, approved a plan so that during the subsequent 12-month period, ARCC may, in one or more public or private offerings of its common stock, sell or otherwise issue shares of its common stock at a price below the then-current net asset value per share, subject to certain conditions including parameters on the level of permissible dilution, approval of the sale by a majority of its independent directors and a requirement that the sale price be not less than approximately the market price of the shares of its common stock at specified times, less the expenses of the sale. ARCC may ask its stockholders for additional approvals from year to year. There can be no assurance that such approvals will be obtained.

We are subject to risks in using prime brokers, custodians, counterparties, administrators and other agents.

        Many of our funds depend on the services of prime brokers, custodians, counterparties, administrators and other agents to carry out certain securities and derivatives transactions. The terms of these contracts are often customized and complex, and many of these arrangements occur in markets or relate to products that are not subject to regulatory oversight, although the Dodd-Frank Act provides for new regulation of the derivatives market. In particular, some of our funds utilize prime brokerage arrangements with a relatively limited number of counterparties, which has the effect of concentrating the transaction volume (and related counterparty default risk) of these funds with these counterparties.

        Our funds are subject to the risk that the counterparty to one or more of these contracts defaults, either voluntarily or involuntarily, on its performance under the contract. Any such default may occur suddenly and without notice to us. Moreover, if a counterparty defaults, we may be unable to take action to cover our exposure, either because we lack contractual recourse or because market conditions make it difficult to take effective action. This inability could occur in times of market stress, which is when defaults are most likely to occur.

        In addition, our risk-management models may not accurately anticipate the impact of market stress or counterparty financial condition, and as a result, we may not have taken sufficient action to reduce our risks effectively. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant could lead to significant liquidity problems for other participants, which may in turn expose us to significant losses.

        Although we have risk-management models and processes to ensure that we are not exposed to a single counterparty for significant periods of time, given the large number and size of our funds, we often have large positions with a single counterparty. For example, most of our funds have credit lines. If the lender under one or more of those credit lines were to become insolvent, we may have difficulty replacing the credit line and one or more of our funds may face liquidity problems.

        In the event of a counterparty default, particularly a default by a major investment bank or a default by a counterparty to a significant number of our contracts, one or more of our funds may have outstanding trades that they cannot settle or are delayed in settling. As a result, these funds could incur material losses and the resulting market impact of a major counterparty default could harm our businesses, results of operation and financial condition.

        In the event of the insolvency of a prime broker, custodian, counterparty or any other party that is holding assets of our funds as collateral, our funds might not be able to recover equivalent assets in full as they will rank among the prime broker's, custodian's or counterparty's unsecured creditors in relation to the assets held as collateral. In addition, our funds' cash held with a prime broker, custodian or counterparty generally will not be segregated from the prime broker's, custodian's or counterparty's own cash, and our funds may therefore rank as unsecured creditors in relation thereto. If our derivatives transactions are cleared through a derivatives clearing organization, the CFTC has issued final rules to segregate and protect collateral posted by customers of cleared swaps. The CFTC also issued proposed regulations to implement segregation rules for uncleared swaps.

        The counterparty risks that we face have increased in complexity and magnitude as a result of disruption in the financial markets in recent years. For example, the consolidation and elimination of counterparties has increased our concentration of counterparty risk and decreased the universe of potential counterparties, and our funds are generally not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. In addition, counterparties have generally reacted to recent market volatility by tightening their underwriting standards and increasing their margin requirements for all categories of financing, which has the result of decreasing the overall amount of leverage available and increasing the costs of borrowing.

A portion of our revenue, net income and cash flow is variable, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause the price of our common units to decline.

        A portion of our revenue, net income and cash flow is nevertheless variable, primarily due to the fact that the performance fees that we receive from our certain of our funds can vary from quarter to quarter and year to year. In addition, the investment returns of most of our funds are volatile. We may also experience fluctuations in our results from quarter to quarter and year to year due to a number of other factors, including changes in the values of our funds' investments, changes in the amount of distributions, dividends or interest paid in respect of investments, changes in our operating expenses, the degree to which we encounter competition and general economic and market conditions. Such variability may lead to volatility in the trading price of our common units and cause our results for a particular period not to be indicative of our performance in a future period. It may be difficult for us to achieve steady growth in net income and cash flow on a quarterly basis, which could in turn lead to large adverse movements in the price of our common units or increased volatility in the price of our common units generally.

        The timing and amount of performance fees generated by our funds is uncertain and will contribute to the volatility of our results. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value or other proceeds of an investment through a sale, public offering, recapitalization or other exit. Even if an investment proves to be profitable, it may be several years before any profits can be realized in cash or other proceeds. We cannot predict when, or if, any realization of investments will occur. If we were to have a realization event in a particular quarter or year, it may have a significant impact on our results for that particular quarter or year that may not be replicated in subsequent periods. We recognize revenue on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds, and a decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our revenue, which could increase the volatility of our results.

        With respect to our funds that generate carried interest, the timing and receipt of such carried interest varies with the life cycle of our funds. During periods in which a relatively large portion of our assets under management is attributable to funds and investments in their "harvesting" period, our funds would make larger distributions than in the fund-raising or investment periods that precede harvesting. During periods in which a significant portion of our assets under management is attributable to funds that are not in their harvesting periods, we may receive substantially lower carried interest distributions. Moreover, we receive carried interest payments only upon realization of investments by the relevant fund, which contributes to the volatility of our cash flow.

        With respect to our funds that pay an incentive fee, the incentive fee is paid annually, semi-annually or quarterly. In many cases, we earn this incentive fee only if the net asset value of a fund has increased or, in the case of certain funds, increased beyond a particular threshold. Some of our funds also have "high water marks" with respect to the investors in these funds. If the high water mark for a particular investor is not surpassed, we would not earn an incentive fee with respect to such investor during a particular period even if such investor had positive returns in such period as a result of losses in prior periods. If such an investor experiences losses, we will not be able to earn an incentive fee from such investor until it surpasses the previous high water mark. The incentive fees we earn are therefore dependent on the net asset value of investors' investments in the fund, which could lead to significant volatility in our results. Finally, the timing and amount of incentive fees generated by our closed-end funds are uncertain and will contribute to the volatility of our net income. Incentive fees depend on our closed-end funds' investment performance and opportunities for realizing gains, which may be limited.

        Because a portion of our revenue, net income and cash flow can be variable from quarter to quarter and year to year, we do not plan to provide any guidance regarding our expected quarterly and annual operating results. The lack of guidance may affect the expectations of public market analysts and could cause increased volatility in the price of our common units.

We may be subject to litigation risks and may face liabilities and damage to our professional reputation as a result.

        In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against investment managers have been increasing. We make investment decisions on behalf of investors in our funds that could result in substantial losses. This may subject us to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. Further, we may be subject to third-party litigation arising from allegations that we improperly exercised control or influence over portfolio investments. In addition, we and our affiliates that are the investment managers and general partners of our funds, our funds themselves and those of our employees who are our, our subsidiaries' or the funds' officers and directors are each exposed to the risks of litigation specific to the funds' investment activities and portfolio companies and, in the case where our funds own controlling interests in public companies, to the risk of shareholder litigation by the public companies' other shareholders. Moreover, we are exposed to risks of litigation or investigation by investors or regulators relating to our having engaged, or our funds having engaged, in transactions that presented conflicts of interest that were not properly addressed.

        Legal liability could have a material adverse effect on our businesses, financial condition or results of operations or cause reputational harm to us, which could harm our businesses. We depend to a large extent on our business relationships and our reputation for integrity and high-caliber professional services to attract and retain investors and to pursue investment opportunities for our funds. As a result, allegations of improper conduct by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities or the investment industry in general, whether or not valid, may harm our reputation, which may be damaging to our businesses.

Employee misconduct could harm us by impairing our ability to attract and retain investors and subjecting us to significant legal liability, regulatory scrutiny and reputational harm. Fraud and other deceptive practices or other misconduct at our portfolio companies could similarly subject us to liability and reputational damage and also harm our businesses.

        Our ability to attract and retain investors and to pursue investment opportunities for our funds depends heavily upon the reputation of our professionals, especially our senior professionals. We are subject to a number of obligations and standards arising from our investment management business and our authority over the assets managed by our investment management business. The violation of these obligations and standards by any of our employees could adversely affect investors in our funds and us. Our businesses often require that we deal with confidential matters of great significance to companies in which our funds may invest. If our employees were to use or disclose confidential information improperly, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If one or more of our employees were to engage in misconduct or were to be accused of such misconduct, our businesses and our reputation could be adversely affected and a loss of investor confidence could result, which would adversely impact our ability to raise future funds.

        In recent years, the U.S. Department of Justice and the Commission have devoted greater resources to enforcement of the FCPA. In addition, the United Kingdom has recently significantly expanded the reach of its anti-bribery law, the U.K. Bribery Act of 2010 (the "UK Bribery Act"). The UK Bribery Act prohibits companies that conduct business in the United Kingdom and their employees and representatives from giving, offering or promising bribes to any person, including non-UK government officials, as well as requesting, agreeing to receive or accepting bribes from any person. Under the UK Bribery Act, companies may be held liable for failing to prevent their employees and associated persons from violating the UK Bribery Act. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with the FCPA and UK Bribery Act, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA, the UK Bribery Act or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our common units.

        In addition, we could be adversely affected as a result of actual or alleged misconduct by personnel of portfolio companies in which our funds invest. For example, failures by personnel at our portfolio companies to comply with anti-bribery, trade sanctions or other legal and regulatory requirements could expose us to litigation or regulatory action and otherwise adversely affect our businesses and reputation. Such misconduct could undermine our due diligence efforts with respect to such companies and could negatively affect the valuation of a fund's investments.

Our use of leverage to finance our businesses exposes us to substantial risks.

        As of November 15, 2013, we had $81.3 million outstanding under our revolving credit facility. We may choose to finance our businesses operations through further borrowings. Our existing and future indebtedness exposes us to the typical risks associated with the use of leverage, including those discussed below under "—Risks Related to Our Funds—Dependence on significant leverage in investments by our funds subjects us to volatility and contractions in the debt financing markets and could adversely affect our ability to achieve attractive rates of return on those investments." The occurrence of any of these risks could cause us to suffer a decline in the credit ratings assigned to our debt by rating agencies, which would cause the interest rate applicable to borrowings under our revolving credit facility to increase and could result in other material adverse effects on our businesses. We depend on financial institutions extending credit to us on terms that are reasonable to us. There is no guarantee that such institutions will continue to extend credit to us or renew any existing credit agreements we may have with them, or that we will be able to refinance outstanding facilities when they mature.

        Borrowings under our revolving credit facility mature in December 2017. As these borrowings and other indebtedness mature (or are otherwise repaid prior to their scheduled maturities), we may be required to either refinance them by entering into new facilities or issuing additional debt, which could result in higher borrowing costs, or issuing equity, which would dilute existing common unitholders. We could also repay these borrowings by using cash on hand, cash provided by our continuing operations or cash from the sale of our assets, which could reduce distributions to our common unitholders. We may be unable to enter into new facilities or issue debt or equity in the future on attractive terms, or at all. Borrowings under our revolving credit facility are LIBOR-based obligations. As a result, an increase in short-term interest rates will increase our interest costs if such borrowings have not been hedged into fixed rates.

        The risks related to our use of leverage may be exacerbated by our funds' use of leverage to finance investments. See "Risks Related to Our Funds—Dependence on significant leverage in investments by our funds subjects us to volatility and contractions in the debt financing markets and could adversely affect our ability to achieve attractive rates of returns on those investments."

Operational risks may disrupt our businesses, result in losses or limit our growth.

        We face operational risk from errors made in the execution, confirmation or settlement of transactions. We also face operational risk from transactions not being properly recorded, evaluated or accounted for in our funds. In particular, our Tradable Credit Group is highly dependent on our ability to process and evaluate, on a daily basis, transactions across markets and geographies in a time-sensitive, efficient and accurate manner. Consequently, we rely heavily on our financial, accounting and other data processing systems. New investment products we may introduce could create a significant risk that our existing systems may not be adequate to identify or control the relevant risks in the investment strategies employed by such new investment products. We face various security threats, including cyber security attacks to our information technology infrastructure and attempts to gain access to our proprietary information. Although we utilize various procedures and controls to monitor and mitigate these threats, there can be no assurance that these procedures and controls will be sufficient to prevent disruptions to our systems. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, we could suffer financial loss, a disruption of our businesses, liability to our funds, regulatory intervention or reputational damage.

        In addition, we operate in a business that is highly dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth, particularly our growth internationally, and the cost of maintaining the systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to the information systems, could have a material adverse effect on our business and results of operations.

        Furthermore, we depend on our headquarters in Los Angeles, where a substantial portion of our personnel are located, for the continued operation of our businesses. An earthquake or other disaster or a disruption in the infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse effect on our ability to continue to operate our businesses without interruption. Although we have disaster recovery programs in place, these may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

        Finally, we rely on third-party service providers for certain aspects of our businesses, including for certain information systems, technology and administration of our funds and compliance matters. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our funds' operations and could impact our reputation, adversely affect our businesses and limit our ability to grow.

Risks Related to Our Funds

The historical returns attributable to our funds should not be considered as indicative of the future results of our funds or of our future results or of any returns expected on an investment in our common units.

        The historical performance of our funds is relevant to us primarily insofar as it is indicative of performance fees we have earned in the past and may earn in the future and our reputation and ability to raise new funds. The historical and potential returns of the funds we advise are not, however, directly linked to returns on our common units. Therefore, you should not conclude that positive performance of the funds we advise will necessarily result in positive returns on an investment in common units. However, poor performance of the funds we advise would cause a decline in our revenues and would therefore have a negative effect on our operating results and returns on our common units. An investment in our common units is not an investment in any of our funds. Also, there is no assurance that projections in respect of our funds or unrealized valuations will be realized.

        Moreover, the historical returns of our funds should not be considered indicative of the future returns of these or from any future funds we may raise, in part because:

  •
  market conditions during previous periods may have been significantly more favorable for generating positive performance than the market conditions we may experience in the future;

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  our funds' rates of returns, which are calculated on the basis of net asset value of the funds' investments, reflect unrealized gains, which may never be realized;

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  our funds' returns have previously benefited from investment opportunities and general market conditions that may not recur, including the availability of debt capital on attractive terms and the availability of distressed debt opportunities, and we may not be able to achieve the same returns or profitable investment opportunities or deploy capital as quickly;

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  the historical returns that we present in this prospectus derive largely from the performance of our earlier funds, whereas future fund returns will depend increasingly on the performance of our newer funds or funds not yet formed, which may have little or no realized investment track record;

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  our funds' historical investments were made over a long period of time and over the course of various market and macroeconomic cycles, and the circumstances under which our current or future funds may make future investments may differ significantly from those conditions prevailing in the past;

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  the attractive returns of certain of our funds have been driven by the rapid return of invested capital, which has not occurred with respect to all of our funds and we believe is less likely to occur in the future;

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  you will not benefit from any value that was created in our funds prior to our becoming a public company if such value was previously realized;

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  in recent years, there has been increased competition for private equity investment opportunities resulting from the increased amount of capital invested in alternative funds and high liquidity in debt markets, and the increased competition for investments may reduce our returns in the future;

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  our track record with respect to our Real Estate debt funds is relatively short as compared to our other funds; and

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  our newly established funds may generate lower returns during the period that they take to deploy their capital.

        The future internal rate of return for any current or future fund may vary considerably from the historical internal rate of return generated by any particular fund, or for our funds as a whole. Future returns will also be affected by the risks described elsewhere in this prospectus, including risks of the industries and businesses in which a particular fund invests. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Historical Investment Performance of Our Funds." In addition, future returns will be affected by the applicable risks described elsewhere in this prospectus, including risks of the industries and businesses in which a particular fund invests.

Valuation methodologies for certain assets can be subject to significant subjectivity, and the values of assets may never be realized.

        Many of the investments in our funds are illiquid and thus have no readily ascertainable market prices. We value these investments based on our estimate, or an independent third party's estimate, of their fair value as of the date of determination. There is no single standard for determining fair value in good faith and in many cases fair value is best expressed as a range of fair values from which a single estimate may be derived. We estimate the fair value of our investments based on third-party models, or models developed by us, which include discounted cash flow analyses and other techniques and may be based, at least in part, on independently sourced market parameters. The material estimates and assumptions used in these models include the timing and expected amount of cash flows, the appropriateness of discount rates used, and, in some cases, the ability to execute, the timing of and the estimated proceeds from expected financings. The actual results related to any particular investment often vary materially as a result of the inaccuracy of these estimates and assumptions. In addition, because many of the illiquid investments held by our funds are in industries or sectors which are unstable, in distress or undergoing some uncertainty, such investments are subject to rapid changes in value caused by sudden company-specific or industry-wide developments.

        We include the fair value of illiquid assets in the calculations of net asset values, returns of our funds and our assets under management. Furthermore, we recognize performance fees from affiliates based in part on these estimated fair values. Because these valuations are inherently uncertain, they may fluctuate greatly from period to period. Also, they may vary greatly from the prices that would be obtained if the assets were to be liquidated on the date of the valuation and often do vary greatly from the prices we eventually realize; as a result, there can be no assurance that such unrealized valuations will be fully or timely realized.

        In addition, the values of our investments in publicly traded assets are subject to significant volatility, including due to a number of factors beyond our control. These include actual or anticipated fluctuations in the quarterly and annual results of these companies or other companies in their industries, market perceptions concerning the availability of additional securities for sale, general economic, social or political developments, changes in industry conditions or government regulations, changes in management or capital structure and significant acquisitions and dispositions. Because the market prices of these securities can be volatile, the valuation of these assets will change from period to period, and the valuation for any particular period may not be realized at the time of disposition. In addition, because our funds often hold large positions in their portfolio companies, the disposition of these securities often takes place over a long period of time, which can further expose us to volatility risk. Even if we hold a quantity of public securities that may be difficult to sell in a single transaction, we do not discount the market price of the security for purposes of our valuations.

        Although we frequently engage independent third parties to perform the foregoing valuations, the valuation process remains inherently subjective for the reasons described above.

        If we realize value on an investment that is significantly lower than the value at which it was reflected in a fund's net asset values, we would suffer losses in the applicable fund. This could in turn lead to a decline in asset management fees and a loss equal to the portion of the performance fees from affiliates reported in prior periods that was not realized upon disposition. These effects could become applicable to a large number of our investments if our estimates and assumptions used in estimating their fair values differ from future valuations due to market developments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Analysis" for information related to fund activity that is no longer consolidated. If asset values turn out to be materially different than values reflected in fund net asset values, fund investors could lose confidence which could, in turn, result in difficulties in raising additional investments.

Market values of debt instruments and publicly traded securities that our funds hold as investments may be volatile.

        The market prices of debt instruments and publicly traded securities held by some of our funds may be volatile and are likely to fluctuate due to a number of factors beyond our control, including actual or anticipated changes in the profitability of the issuers of such securities, general economic, social or political developments, changes in industry conditions, changes in government regulation, shortfalls in operating results from levels forecast by securities analysts, inflation and rapid fluctuations in inflation rates, the general state of the securities markets and other material events, such as significant management changes, financings, refinancings, securities issuances, acquisitions and dispositions. The value of publicly traded securities in which our funds invest may be particularly volatile as a result of these factors. In addition, debt instruments that are held by our funds to maturity or for long terms must be "mark-to-market" periodically, and their values are therefore vulnerable to interest rate fluctuations and the changes in the general state of the credit environment, notwithstanding their underlying performance. Changes in the values of these investments may adversely affect our investment performance and our results of operations.

Our funds depend on investment cycles, and any change in such cycles could have an adverse effect on our investment prospects.

        Cyclicality is important to our businesses. Weak economic environments have tended to afford us our best investment opportunities and our best relative investment performance. For example, the relative performance of our high yield bond strategy has typically been strongest in difficult times when default rates are highest, and our distressed debt and control investing funds have historically found their best investment opportunities during downturns in the economy when credit is not as readily available. Conversely, we tend to realize value from our investments in times of economic expansion, when opportunities to sell investments may be greater. Thus, we depend on the cyclicality of the market to sustain our businesses and generate superior risk-adjusted returns over extended periods. Any prolonged economic expansion or recession could have an adverse impact on certain of our funds and materially affect our ability to deliver superior investment returns or generate incentive or other income.

Dependence on significant leverage in investments by our funds subjects us to volatility and contractions in the debt financing markets and could adversely affect our ability to achieve attractive rates of return on those investments.

        Some of our funds and their investments rely on the use of leverage, and our ability to achieve attractive rates of return on investments will depend on our ability to access sufficient sources of indebtedness at attractive rates. If our funds or the companies in which our funds invest raise capital in the structured credit, leveraged loan and high yield bond markets, the results of their operations may suffer if such markets experience dislocations, contractions or volatility. Any such events could adversely impact the availability of credit to businesses generally and could lead to an overall weakening of the U.S. and global economies. Any economic downturn could adversely affect the financial resources of our funds and their investments (in particular those investments that depend on credit from third parties or that otherwise participate in the credit markets) and their ability to make principal and interest payments on, or refinance, outstanding debt when due. Moreover, these events could affect the terms of available debt financing with, for example, higher rates, higher equity requirements and/or more restrictive covenants, particularly in the area of acquisition financings for leveraged buyout and real estate assets transactions.

        The absence of available sources of sufficient debt financing for extended periods of time or an increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance those investments. Increases in interest rates could also make it more difficult to locate and consummate investments because other potential buyers, including operating companies acting as strategic buyers, may be able to bid for an asset at a higher price due to a lower overall cost of capital or their ability to benefit from a higher amount of cost savings following the acquisition of the asset. In addition, a portion of the indebtedness used to finance investments often includes high yield debt securities issued in the capital markets. Availability of capital from the high yield debt markets is subject to significant volatility, and there may be times when we are unable to access those markets at attractive rates, or at all, when completing an investment. Certain investments may also be financed through borrowings on fund-level debt facilities, which may or may not be available for a refinancing at the end of their respective terms. Finally, the interest payments on the indebtedness used to finance our funds' investments are generally deductible expenses for income tax purposes, subject to limitations under applicable tax law and policy. Any change in such tax law or policy to eliminate or substantially limit these income tax deductions, as has been discussed from time to time in various jurisdictions, would reduce the after-tax rates of return on the affected investments, which may have an adverse impact on our businesses and financial results. See "—Our funds make investments in companies that are based outside of the United States, which may expose us to additional risks not typically associated with investing in companies that are based in the United States."

        In the event that our funds are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at an increased interest rate or on unfavorable terms, our funds may have difficulty completing otherwise profitable acquisitions or may generate profits that are lower than would otherwise be the case, either of which could reduce the performance and investment income earned by us. Similarly, our funds' portfolio companies regularly utilize the corporate debt markets to obtain financing for their operations. If the credit markets render such financing difficult to obtain or more expensive, this may negatively impact the operating performance of those portfolio companies and, therefore, the investment returns of our funds. In addition, if the markets make it difficult or impossible to refinance debt that is maturing in the near term, some of our portfolio companies may be unable to repay such debt at maturity and may be forced to sell assets, undergo a recapitalization or seek bankruptcy protection. Any of the foregoing circumstances could have a material adverse effect on our financial condition, results of operations and cash flow.

        When our funds' existing portfolio investments reach the point when debt incurred to finance those investments matures in significant amounts and must be either repaid or refinanced, those investments may materially suffer if they have not generated sufficient cash flow to repay maturing debt and there is insufficient capacity and availability in the financing markets to permit them to refinance maturing debt on satisfactory terms, or at all. A persistence of the limited availability of financing for such purposes for an extended period of time when significant amounts of the debt incurred to finance our funds' existing portfolio investments becomes due could have a material adverse effect on these funds.

        Our direct lending and tradable credit funds may choose to use leverage as part of their respective investment programs and regularly borrow a substantial amount of their capital. The use of leverage poses a significant degree of risk and enhances the possibility of a significant loss in the value of the investment portfolio. A fund may borrow money from time to time to purchase or carry securities or may enter into derivative transactions with counterparties that have embedded leverage. The interest expense and other costs incurred in connection with such borrowing may not be recovered by appreciation in the securities purchased or carried and will be lost, and the timing and magnitude of such losses may be accelerated or exacerbated, in the event of a decline in the market value of such securities. Gains realized with borrowed funds may cause the fund's net asset value to increase at a faster rate than would be the case without borrowings. However, if investment results fail to cover the cost of borrowings, the fund's net asset value could also decrease faster than if there had been no borrowings. In addition, as a business development company registered under the Investment Company Act, ARCC is permitted to issue senior securities in amounts such that its asset coverage ratio equals at least 200% after each issuance of senior securities. ARCC's ability to pay dividends will be restricted if its asset coverage ratio falls below at least 200% and any amounts that it uses to service its indebtedness are not available for dividends to its common stockholders. An increase in interest rates could also decrease the value of fixed-rate debt investments that our funds make. Any of the foregoing circumstances could have a material adverse effect on our financial condition, results of operations and cash flow.

Some of our funds may invest in companies that are highly leveraged, which may increase the risk of loss associated with those investments.

        Some of our funds may invest in companies whose capital structures involve significant leverage. For example, in many non-distressed private equity investments, indebtedness may be as much as 75% or more of a portfolio company's or real estate asset's total debt and equity capitalization, including debt that may be incurred in connection with the investment, whether incurred at or above the investment-level entity. In distressed situations, indebtedness may exceed 100% or more of a portfolio company's capitalization.

Additionally, the debt positions acquired by our funds may be the most junior in what could be a complex capital structure, and thus subject us to the greatest risk of loss.

        Investments in highly leveraged entities are also inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. Furthermore, the incurrence of a significant amount of indebtedness by an entity could, among other things:

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  subject the entity to a number of restrictive covenants, terms and conditions, any violation of which could be viewed by creditors as an event of default and could materially impact our ability to realize value from the investment;

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  allow even moderate reductions in operating cash flow to render the entity unable to service its indebtedness, leading to a bankruptcy or other reorganization of the entity and a loss of part or all of our fund's equity investment in it;

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  give rise to an obligation to make mandatory prepayments of debt using excess cash flow, which might limit the entity's ability to respond to changing industry conditions if additional cash is needed for the response, to make unplanned but necessary capital expenditures or to take advantage of growth opportunities;

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  limit the entity's ability to adjust to changing market conditions, thereby placing it at a competitive disadvantage compared to its competitors that have relatively less debt;

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  limit the entity's ability to engage in strategic acquisitions that might be necessary to generate attractive returns or further growth; and

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  limit the entity's ability to obtain additional financing or increase the cost of obtaining such financing, including for capital expenditures, working capital or other general corporate purposes.

        As a result, the risk of loss associated with a leveraged entity is generally greater than for companies with comparatively less debt. For example, a number of investments consummated by private equity sponsors during 2005, 2006 and 2007 that utilized significant amounts of leverage subsequently experienced severe economic stress and, in certain cases, defaulted on their debt obligations due to a decrease in revenues and cash flow precipitated by the subsequent economic downturn during 2008 and 2009. Similarly, the leveraged nature of the investments of our real estate funds increases the risk that a decline in the fair value of the underlying real estate or tangible assets will result in their abandonment or foreclosure.

Many of our funds invest in assets that are high risk, illiquid or subject to restrictions on transfer and we may fail to realize any profits from these activities ever or for a considerable period of time.

        Many of our funds invest in securities that are not publicly traded. In many cases, our funds may be prohibited by contract or by applicable securities laws from selling such securities for a period of time. Our funds generally cannot sell these securities publicly unless either their sale is registered under applicable securities laws or an exemption from such registration is available. Accordingly, our funds may be forced, under certain conditions, to sell securities at a loss. The ability of many of our funds, particularly our private equity funds, to dispose of these investments is heavily dependent on the public equity markets. For example, the ability to realize any value from an investment may depend upon the ability of the portfolio company in which such investment is held to complete an initial public offering. Even if the securities are publicly traded, large holdings of securities can often be disposed of only over a substantial period of time. Moreover, because the investment strategy of many of our funds, particularly our private equity funds, often entails our having representation on our funds' public portfolio company boards, our funds can effect such sales only during limited trading windows, exposing the investment returns to risks of downward movement in market prices during the intended disposition period. As such, we may fail to realize any profits from our investments in the funds that hold these securities for a considerable period of time or at all, and we may lose some or all of the principal amount of our investments.

Certain of our funds utilize special situation and distressed debt investment strategies that involve significant risks.

        Certain of our funds invest in obligors and issuers with weak financial conditions, poor operating results, substantial financing needs, negative net worth and/or special competitive problems. These funds also invest in obligors and issuers that are involved in bankruptcy or reorganization proceedings. In such situations, it may be difficult to obtain full information as to the exact financial and operating conditions of these obligors and issuers. Additionally, the fair values of such investments are subject to abrupt and erratic market movements and significant price volatility if they are publicly traded securities, and are subject to significant uncertainty in general if they are not publicly traded securities. Furthermore, some of our funds' distressed investments may not be widely traded or may have no recognized market. A fund's exposure to such investments may be substantial in relation to the market for those investments, and the assets are likely to be illiquid and difficult to sell or transfer. As a result, it may take a number of years for the market value of such investments to ultimately reflect their intrinsic value as perceived by us.

        A central feature of our distressed investment strategy is our ability to effectively anticipate the occurrence of certain corporate events, such as debt and/or equity offerings, restructurings, reorganizations, mergers, takeover offers and other transactions, that we believe will improve the condition of the business. Similarly, we perform significant analysis of the company's capital structure, operations, industry and ability to generate income, as well as market valuation of the company and its debt, and develop a strategy with respect to a particular distressed investment based on such analysis. In furtherance of that strategy our funds seek to identify the best position in the capital structure in which to invest. If the relevant corporate event that we anticipate is delayed, changed or never completed, or if our analysis or investment strategy is inaccurate, the market price and value of the applicable fund's investment could decline sharply.

        In addition, these investments could subject a fund to certain potential additional liabilities that may exceed the value of its original investment. Under certain circumstances, payments or distributions on certain investments may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, a preferential payment or similar transaction under applicable bankruptcy and insolvency laws. In addition, under certain circumstances, a lender that has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated or disallowed, or may be found liable for damages suffered by parties as a result of such actions. In the case where the investment in securities of troubled companies is made in connection with an attempt to influence a restructuring proposal or plan of reorganization in bankruptcy, our funds may become involved in substantial litigation.

Certain of the funds or accounts we advise or manage are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code, and our businesses could be adversely affected if certain of our other funds or accounts fail to satisfy an exception under the "plan assets" regulation under ERISA.

        Certain of the funds and accounts we advise or manage are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code. For example, we currently manage some of our funds or accounts as "plan assets" under ERISA. With respect to these funds or accounts, this results in the application of the fiduciary responsibility standards of ERISA to investments made by such funds or accounts, including the requirement of investment prudence and diversification, and the possibility that certain transactions that we enter into, or may have entered into, on behalf of these funds or accounts, in the normal course of business, might constitute or result in, or have constituted or resulted in, non-exempt prohibited transactions under Section 406 of ERISA or Section 4975 of the Code. A non-exempt prohibited transaction, in addition to imposing potential liability upon fiduciaries of an ERISA plan, may also result in the imposition of an excise tax under the Code upon a "party in interest" (as defined in ERISA) or "disqualified person" (as defined in the Code) with whom we engaged in the transaction. Some of our other funds or accounts currently qualify as venture capital operating companies ("VCOCs") or rely on another exception under the "plan assets" regulation under ERISA and therefore are not subject to the fiduciary requirements of ERISA with respect to their assets. However, if these funds or accounts fail to satisfy the VCOC requirements for any reason, including as a result of an amendment of the relevant regulations by the U.S. Department of Labor, or another exception under the "plan assets" regulation under ERISA, such failure could materially interfere with our activities in relation to these funds or accounts or expose us to risks related to our failure to comply with the applicable requirements.

Our funds may be liable for the underfunded pension liabilities of their portfolio companies.

        Under ERISA, members of certain "controlled groups" of "trades or businesses" may be jointly and severally liable for contributions required under any member's tax-qualified defined benefit pension plan and under certain other benefit plans. Similarly, if any member's tax-qualified defined benefit pension plan were to terminate, underfunding at termination would be the joint and several responsibility of all controlled group members, including members whose employees did not participate in the terminated plan. Similarly, joint and several liability may be imposed for certain pension plan related obligations in connection with the complete or partial withdrawal by an employer from a multiemployer pension plan. Depending on a number of factors, including the level of ownership held by our funds in a particular portfolio company, a fund may be considered to be a member of a portfolio company's "controlled group" for this purpose, and thus may be liable for the underfunded pension liabilities of such portfolio company.

        In Sun Capital Partners III L.P. v. New England Teamster and Trucking Industry Pension Fund, the First Circuit Court of Appeal held that a fund was engaged in a "trade or business" with a portfolio company for purposes of the ERISA rules and was thus liable for underfunded pension liabilities. If this decision is upheld and applied generally to private equity investing, our funds could be exposed to liability for certain benefit plan contributions, a liability that could be significant if the portfolio company's pension plan is significantly underfunded.

Our funds' performance, and our performance, may be adversely affected by the financial performance of our portfolio companies and the industries in which our funds invest.

        Our performance and the performance of our funds are significantly impacted by the value of the companies in which our funds have invested. Our funds invest in companies in many different industries, each of which is subject to volatility based upon economic and market factors. The credit crisis between mid-2007 and the end of 2009 caused significant fluctuations in the value of securities held by our funds and the recent global economic recession had a significant impact in overall performance activity and the demands for many of the goods and services provided by portfolio companies of the funds we advise. Although the U.S. economy has begun to improve, there remain many obstacles to continued growth in the economy such as high unemployment, global geopolitical events, risks of inflation and high deficit levels for governmental agencies in the United States and abroad. These factors and other general economic trends are likely to affect the performance of portfolio companies in many industries and, in particular, industries that are more susceptible to changes in consumer demand, such as retail, travel and leisure, gaming and real estate. The performance of our funds, and our performance, may be adversely affected if our fund portfolio companies in these industries experience adverse performance or additional pressure due to downward trends.

        In respect of real estate, even though the U.S. residential real estate market has recently shown some signs of stabilizing from a lengthy and deep downturn, various factors could halt or limit a recovery in the housing market and have an adverse effect on investment performance, including, but not limited to, continued high unemployment, a low level of consumer confidence in the economy and/or the residential real estate market and rising mortgage interest rates.

Third-party investors in certain of our funds with commitment-based structures may not satisfy their contractual obligation to fund capital calls when requested by us, which could adversely affect a fund's operations and performance.

        Investors certain of our funds make capital commitments to those funds that we are entitled to call from those investors at any time during prescribed periods. We depend on investors fulfilling and honoring their commitments when we call capital from them for those funds to consummate investments and otherwise pay their obligations when due. Any investor that did not fund a capital call would be subject to several possible penalties, including having a meaningful amount of its existing investment forfeited in that fund. However, the impact of the penalty is directly correlated to the amount of capital previously invested by the investor in the fund and if an investor has invested little or no capital, for instance early in the life of the fund, then the forfeiture penalty may not be as meaningful. Investors may also negotiate for lesser or reduced penalties at the outset of the fund, thereby limiting our ability to enforce the funding of a capital call. A failure of investors to honor a significant amount of capital calls for any particular fund or funds could have a material adverse effect on the operation and performance of those funds.

Our funds make investments in companies that are based outside of the United States, which may expose us to additional risks not typically associated with investing in companies that are based in the United States.

        Some of our funds invest a portion of their assets in the equity, debt, loans or other securities of issuers located outside the United States, including Europe and Asia, while certain of our funds invest substantially all of their assets in these types of securities, and we expect that international investments will increase as a proportion of certain of our funds' portfolios in the future. Investments in non-U.S. securities involve certain factors not typically associated with investing in U.S. securities, including risks relating to:

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  our funds' abilities to exchange local currencies for U.S. dollars and other currency exchange matters, including fluctuations in currency exchange rates and costs associated with conversion of investment principal and income from one currency into another;

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  controls on, and changes in controls on, foreign investment and limitations on repatriation of invested capital;

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  less developed or less efficient financial markets than exist in the United States, which may lead to price volatility and relative illiquidity;

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  the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation;

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  changes in laws or clarifications to existing laws that could impact our tax treaty positions, which could adversely impact the returns on our investments;

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  differences in legal and regulatory environments, particularly with respect to bankruptcy and reorganization, less developed corporate laws regarding fiduciary duties and the protection of investors and less reliable judicial systems to enforce contracts and applicable law;

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  political hostility to investments by foreign or private equity investors;

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  less publicly available information in respect of companies in non-U.S. markets;

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  reliance on a more limited number of commodity inputs, service providers and/or distribution mechanisms;

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  higher rates of inflation;

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  higher transaction costs;

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  difficulty in enforcing contractual obligations;

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  fewer investor protections;

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  certain economic and political risks, including potential exchange control regulations and restrictions on our non-U.S. investments and repatriation of capital, potential political, economic or social instability, the possibility of nationalization or expropriation or confiscatory taxation and adverse economic and political developments; and

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  the imposition of non-U.S. taxes or withholding on income and gains recognized with respect to such securities.

        While our funds will take these factors into consideration in making investment decisions, including when hedging positions, there can be no assurance that adverse developments with respect to these risks will not adversely affect our funds that invest in securities of non-U.S. issuers. In addition, certain of these funds are managed outside the United States, which may increase the foregoing risks.

Many of our funds make investments in companies that we do not control.

        Investments by many of our funds will include debt instruments and equity securities of companies that we do not control. Such instruments and securities may be acquired by our funds through trading activities or through purchases of securities from the issuer. In addition, our funds may seek to acquire minority equity interests more frequently and may also dispose of a portion of their majority equity investments in portfolio companies over time in a manner that results in the funds retaining a minority investment. Those investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests. If any of the foregoing were to occur, the values of the investments held by our funds could decrease and our financial condition, results of operations and cash flow could suffer as a result.

We may need to pay "clawback" obligations if and when they are triggered under the governing agreements with our investors.

        Generally, if at the termination of a fund (and increasingly at interim points in the life of a fund), the fund has not achieved investment returns that (in most cases) exceed the preferred return threshold or (in all cases) the general partner receives net profits over the life of the fund in excess of its allocable share under the applicable partnership agreement, we will be obligated to repay an amount equal to the extent to which performance fees that were previously distributed to us exceeds the amounts to which we are ultimately entitled. These repayment obligations may be related to amounts previously distributed to our senior professionals prior to the completion of this offering, with respect to which our common unitholders did not receive any benefit. This obligation is known as a "clawback" obligation. Due in part to our investment performance and the fact that our performance fees are generally determined on a liquidation basis, as of December 31, 2012, 2011 and 2010, if the funds were liquidated at their fair values at that date, there would have been no clawback obligation or liability. There can be no assurance that we will not incur a clawback obligation in the future. At September 30, 2013 and December 31, 2012, 2011 and 2010, had we assumed all existing investments were worthless, the net amount of performance fees subject to clawback would have been approximately $110.3 million, $108.4 million, $101.4 million and $69.4 million, respectively. Although a clawback obligation is several to each person who received a distribution, and not a joint obligation, the governing agreements of our funds generally provide that, if a recipient does not fund his or her respective share, we may have to fund such additional amounts beyond the amount of performance fees we retained, although we generally will retain the right to pursue remedies against those performance fee recipients who fail to fund their obligations. We may need to use or reserve cash to repay such clawback obligations instead of using the cash for other purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contingent Obligations" and Notes 2 and 10 to the combined and consolidated financial statements appearing elsewhere in this prospectus.

We derive a substantial portion of our revenues from funds managed pursuant to management agreements that may be terminated or fund partnership agreements that permit fund investors to request liquidation of investments in our funds on short notice.

        The terms of our funds generally give either the general partner of the fund or the fund's advisory board the right to terminate our investment management agreement with the fund. However, insofar as we control the general partner of our funds that are limited partnerships, the risk of termination of investment management agreement for such funds is limited, subject to our fiduciary or contractual duties as general partner. This risk is more significant for certain of our funds that have independent boards of directors.

        With respect to our funds that are subject to the Investment Company Act, each fund's investment management agreement must be approved annually by such fund's board of directors or by the vote of a majority of the shareholders and the majority of the independent members of such fund's board of directors and, in certain cases, by its stockholders, as required by law. The funds' investment management agreement can also be terminated by the majority of the shareholders. Termination of these agreements would reduce the fees we earn from the relevant funds, which could have a material adverse effect on our results of operations. Currently, ARDC and ARMF, registered investment companies under the Investment Company Act, and ARCC, a registered investment company that has elected to be treated as a business development company under the Investment Company Act, are subject to these provisions of the Investment Company Act.

        In addition, with respect to certain of our funds the investment periods may be suspended or the fund agreements may terminate if we were to experience a change of control without obtaining the required investor consent. Such a change of control could be deemed to occur in the event our senior professional owners and affiliates dispose of enough of their interests in the Ares Operating Group Units such that such persons, directly and indirectly, no longer hold a required minimum ownership interest in us. We cannot be certain that any required consents for any such deemed assignments or change of control will be obtained. Termination of these agreements, or suspension of the investment period (or other consequence), would negatively affect the fees we earn from the relevant funds, which could have a material adverse effect on our results of operations.

A downturn in the global credit markets could adversely affect our CLO investments.

        Among the sectors particularly challenged by a downturn in the global credit markets are the CLO and leveraged finance markets. CLOs are subject to credit, liquidity, interest rate and other risks. In 2008 and through early 2009, liquidity in the credit markets was significantly reduced, resulting in an increase in credit spreads and a decline in ratings, performance and market values for leveraged loans. Although the credit markets in general and the leveraged loan market in particular have improved since the second half of 2009, they have not returned to pre-2008 levels. We have significant exposure to these markets through our investments in our CLO funds. These funds invest in deeply subordinated securities, representing highly leveraged investments in the underlying collateral, which increases both the opportunity for higher returns as well as the magnitude of losses when compared to the other investors that rank more senior to our funds in right of payment. As a result of such funds' subordinated position, the fund and its investors are at greater risk of suffering losses. The CLO market in which our CLO funds invest has experienced an increase in downgrades, defaults and declines in market value and defaults in respect of leveraged loans in their collateral. Many CLOs are failing or may in the future fail one or more of their "overcollateralization" tests. The failure of one or more of these tests will result in cash flows that may have been otherwise available for distribution to one of our funds. This will reduce the value of such fund's investment. There can be no assurance that market conditions giving rise to these types of consequences will not occur, subsist or become more acute in the future.

Our funds may face risks relating to undiversified investments.

        While diversification is generally an objective of our funds, there can be no assurance as to the degree of diversification, if any, that will be achieved in any fund investments. Difficult market conditions or slowdowns affecting a particular asset class, geographic region or other category of investment could have a significant adverse impact on a fund if its investments are concentrated in that area, which would result in lower investment returns. This lack of diversification may expose a fund to losses disproportionate to market declines in general if there are disproportionately greater adverse price movements in the particular investments. If a fund holds investments concentrated in a particular issuer, security, asset class or geographic region, such fund may be more susceptible than a more widely diversified investment partnership to the negative consequences of a single corporate, economic, political or regulatory event. Accordingly, a lack of diversification on the part of a fund could adversely affect a fund's performance and, as a result, our financial condition and results of operations.

Third-party investors in many our funds have the right to remove the general partner of the fund and to terminate the investment period under certain circumstances. In addition, the investment management agreements related to our separately managed accounts may permit the investor to terminate our management of such accounts on short notice. These events would lead to a decrease in our revenues, which could be substantial.

        The governing agreements of many of our funds provide that, subject to certain conditions, third-party investors in those funds have the right to remove the general partner of the fund without cause by a simple majority vote, resulting in a reduction in management fees we would earn from such funds and a significant reduction in the expected amounts of performance fees from those funds. Performance fees could be significantly reduced as a result of our inability to maximize the value of investments by an fund during the liquidation process or in the event of the triggering of a "clawback" obligation. Finally, the applicable funds would cease to exist after completion of liquidation and winding-up. In addition, the governing agreements of our funds provide that upon the occurrence of certain events, including in the event that certain "key persons" in our funds do not meet specified time commitments with regard to managing the fund, investors in certain funds have the right to vote to terminate the investment period by a simple majority vote in accordance with specified procedures. In addition to having a significant negative impact on our revenue, net income and cash flow, the occurrence of such an event with respect to any of our funds would likely result in significant reputational damage to us and could negatively impact our future fundraising efforts.

        We currently manage a portion of investor assets through separately managed accounts whereby we earn management fees and performance fees, and we intend to continue to seek additional separately managed account mandates. The investment management agreements we enter into in connection with managing separately managed accounts on behalf of certain clients may be terminated by such clients on as little as 30 days' prior written notice. In addition, the boards of directors of the investment management companies we manage, or the adviser in respect of ARCC, could terminate our advisory engagement of those companies on as little as 30 days' prior written notice. In the case of any such terminations, the management fees and performance fees we earn in connection with managing such account or company would immediately cease, which could result in a significant adverse impact on our revenues.

        In addition, if we were to experience a change of control (as defined under the Investment Advisers Act of 1940, as amended, or as otherwise set forth in the partnership agreements of our funds), continuation of the investment management agreements of our funds would be subject to investor consent. There can be no assurance that required consents will be obtained if a change of control occurs. In addition, with respect to our funds that are subject to the Investment Company Act, each fund's investment management agreement must be approved annually by the independent members of such fund's board of directors and, in certain cases, by its stockholders, as required by law. Termination of these agreements would cause us to lose the management fees and performance fees we earn from such funds.

The performance of our investments may fall short of our expectations and the expectations of the investors in our funds.

        Before making investments, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. The due diligence investigation that we will carry out with respect to an investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity.

        Once we have made an investment in a portfolio company, our funds generally establish the capital structure on the basis of financial projections prepared by the management of such portfolio company. These projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. General economic conditions, which are not predictable, along with other factors, may cause actual performance to fall short of the projections.

        Additionally, we may cause our funds to acquire an investment that is subject to contingent liabilities. Such contingent liabilities could be unknown to us at the time of acquisition or, if they are known to us, we may not accurately assess or protect against the risks that they present. Acquired contingent liabilities could thus result in unforeseen losses for our funds. In addition, in connection with the disposition of an investment in a portfolio company, a fund may be required to make representations about the business and financial affairs of such portfolio company typical of those made in connection with the sale of a business. A fund may also be required to indemnify the purchasers of such investment if any such representations are inaccurate. These arrangements may result in the incurrence of contingent liabilities by a fund, even after the disposition of an investment. Accordingly, the inaccuracy of representations and warranties made by a fund could harm such fund's performance.

Our funds may be forced to dispose of investments at a disadvantageous time.

        Our funds may make investments that they do not advantageously dispose of prior to the date the applicable fund is dissolved, either by expiration of such fund's term or otherwise. Although we generally expect that investments will be disposed of prior to dissolution or be suitable for in-kind distribution at dissolution, and the general partners of the funds have only a limited ability to extend the term of the fund with the consent of fund investors or the advisory board of the fund, as applicable, our funds may have to sell, distribute or otherwise dispose of investments at a disadvantageous time as a result of dissolution. This would result in a lower than expected return on the investments and, perhaps, on the fund itself.

Our real estate funds are subject to the risks inherent in the ownership and operation of real estate and the construction and development of real estate.

        Investments in our real estate funds will be subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets. These risks include the following:

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  those associated with the burdens of ownership of real property;

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  general and local economic conditions;

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  changes in supply of and demand for competing properties in an area (as a result, for example, of overbuilding);

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  fluctuations in the average occupancy and room rates for hotel properties;

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  the financial resources of tenants;

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  changes in building, environmental and other laws;

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  energy and supply shortages;

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  various uninsured or uninsurable risks;

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  liability for "slip-and-fall" and other accidents on properties held by our funds;

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  natural disasters;

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  changes in government regulations (such as rent control and tax laws);

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  changes in real property tax and transfer tax rates;

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  changes in interest rates;

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  the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable;

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  negative developments in the economy that depress travel activity;

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  environmental liabilities;

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  contingent liabilities on disposition of assets; and

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  terrorist attacks, war and other factors that are beyond our control.

        If our real estate funds acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, they will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Additionally, our funds' properties may be managed by a third party, which makes us dependent upon such third parties and subjects us to risks associated with the actions of such third parties. Any of these factors may cause the value of the investments in our real estate funds to decline, which may have a material impact on our results of operations.

Hedging strategies may adversely affect the returns on our funds' investments.

        When managing our exposure to market risks, we may (on our own behalf or on behalf of our funds) from time to time use forward contracts, options, swaps, caps, collars, floors, foreign currency forward contracts, currency swap agreements, currency option contracts or other strategies. Currency fluctuations in particular can have a substantial effect on our cash flow and financial condition. The success of any hedging or other derivative transactions generally will depend on our ability to correctly predict market or foreign exchange changes, the degree of correlation between price movements of a derivative instrument and the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while we may enter into a transaction to reduce our exposure to market or foreign exchange risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

        While such hedging arrangements may reduce certain risks, such arrangements themselves may entail certain other risks. These arrangements may require the posting of cash collateral at a time when a fund has insufficient cash or illiquid assets such that the posting of the cash is either impossible or requires the sale of assets at prices that do not reflect their underlying value. Moreover, these hedging arrangements may generate significant transaction costs, including potential tax costs, that reduce the returns generated by a fund.

 Risks Related to Our Organization and Structure

If we were deemed to be an "investment company" under the Investment Company Act, applicable restrictions could make it impractical for us to continue our businesses as contemplated and could have a material adverse effect on our businesses.

        An entity will generally be deemed to be an "investment company" for purposes of the Investment Company Act if:

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  it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

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  absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

        We believe that we are engaged primarily in the business of providing investment management services and not primarily in the business of investing, reinvesting or trading in securities. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are, or following this offering will be, an "orthodox" investment company as defined in section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Furthermore, following this offering, we will have no material assets other than interests in certain wholly owned subsidiaries (within the meaning of the Investment Company Act), which in turn will have no material assets other than managing member interests and partnership units in the Ares Operating Group entities. These wholly owned subsidiaries will be the sole managing member or general partner, as applicable, of the Ares Operating Group entities and will be vested with all management and control over the Ares Operating Group entities. We do not believe that the equity interests of Ares Management, L.P. in its wholly owned subsidiaries or the managing member interests or partnership units of these wholly owned subsidiaries in the Ares Operating Group entities are investment securities. Moreover, because we believe that the capital interests of the general partners of our funds in their respective funds are neither securities nor investment securities, we believe that less than 40% of Ares Management, L.P.'s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis are, and after this offering will be, composed of assets that could be considered investment securities. Accordingly, we do not believe that Ares Management, L.P. is, or following this offering will be, an inadvertent investment company by virtue of the 40% test in section 3(a)(1)(C) of the Investment Company Act as described in the second bullet point above.

        The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. If anything were to happen that would cause us to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on capital structure, the ability to transact business with affiliates and the ability to compensate senior employees, could make it impractical for us to continue our businesses as currently conducted, impair the agreements and arrangements between and among the Ares Operating Group, us, our funds and our senior management, or any combination thereof, and have a material adverse effect on our businesses, financial condition and results of operations. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our businesses in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

Legislation has been proposed that would, if enacted, preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability and it could well reduce the value of our common units.

        In February 2013, S.268, the Cut Unjustified Tax Loopholes Act was introduced in the U.S. Senate and, in July 2013, H.R. 2821, the American Jobs Act of 2013 was introduced in the U.S. House of Representatives. Either of these bills, if enacted, would cause portions of gross income associated with "carried interest" to be taxed as ordinary income rather than capital gain and potentially to be recharacterized as compensatory income, for U.S. federal income tax purposes, and such recharacterized gross income would also not be treated as "qualifying income" for purposes of determining whether a publicly traded partnership is required to be taxed as a corporation for U.S. federal income tax purposes. The latter consequence would have the potential effect of taxing publicly traded partnerships that derive substantial amounts of income from "carried interest" as corporations for U.S. federal income tax purposes. The bills each provide a transition rule that could defer implementation for up to 10 years. See "—Risks Related to U.S. Taxation—Legislation has been proposed that, if enacted, eventually could preclude us from qualifying as a partnership for U.S. federal income tax purposes or could require us to hold carried interest through taxable subsidiary corporations and would tax U.S. and some non-U.S. individual common unitholders with respect to certain of our income and gains at increased rates. If such legislation, or similar legislation, were to be enacted and were to apply to us, we could incur a material increase in our U.S. federal, state and local income tax liabilities and a substantial portion of our income and gain could be taxed at a higher rate to U.S. and some non-U.S. individual common unitholders."

Our common unitholders do not elect our general partner or, except in limited circumstances, vote on our general partner's directors and will have limited ability to influence decisions regarding our businesses.

        Our general partner will manage all of our operations and activities. For so long as, as determined on January 31 of each year, the total voting power held by holders of the special voting units in Ares Management, L.P. (including voting units held by our general partner and its affiliates) in their capacity as such, or otherwise held by then-current or former Ares personnel (treating voting units deliverable to such persons pursuant to outstanding equity awards as being held by them), collectively, constitutes at least 10% of the voting power of the outstanding voting units of Ares Management, L.P., which we refer to as the "Ares control condition," the board of directors of our general partner will have no authority other than that which its member chooses to delegate to it. In the event that the Ares control condition is not satisfied, the board of directors of our general partner will be responsible for the oversight of our business and operations. See "Management—Limited Powers of Our Board of Directors."

        Unlike the holders of common stock in a corporation, our common unitholders will have limited voting rights and will have no right to remove our general partner or, except in the limited circumstances described below, elect the directors of our general partner. Our common unitholders will have no right to elect the directors of our general partner unless the Ares control condition is not satisfied. For so long as the Ares control condition is satisfied, our general partner's board of directors will be elected in accordance with its limited liability company agreement, which provides that directors may be appointed and removed by the member of our general partner, an entity owned and controlled by our senior members. Immediately following this offering our senior members will collectively have      % of the voting power of Ares Management, L.P. limited partners, or       % if the underwriters exercise in full their option to purchase additional common units. As a result, our common unitholders will have limited ability to influence decisions regarding our businesses. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Election of Directors of General Partner."

Our senior members will be able to determine the outcome of those few matters that may be submitted for a vote of our common unitholders.

        Immediately following this offering, our senior members will beneficially own      % of the equity in our businesses, or       % if the underwriters exercise in full their option to purchase additional common units. Ares Partners LLC, an entity wholly owned by Ares Partners Holdco LLC, which is in turn owned and controlled by our senior members, will hold a special voting unit that provides it with a number of votes, on any matter that may be submitted for a vote of our common unitholders (voting together as a single class on all such matters), that is equal to the aggregate number of vested and unvested Ares Operating Group Units held directly or indirectly by the non-managing members and limited partners of the Ares Operating Group entities that do not directly hold a special voting unit. Accordingly, immediately following this offering, our senior members will have sufficient voting power to determine the outcome of those few matters that may be submitted for a vote of our common unitholders. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Withdrawal or Removal of the General Partner," "—Meetings; Voting" and "—Election of Directors of General Partner."

        Our common unitholders' voting rights will be further restricted by the provision in our partnership agreement that will state that any common units held by a person that beneficially owns 20% or more of any class of our common units then outstanding (other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates) cannot be voted on any matter. In addition, our partnership agreement will contain provisions limiting the ability of our common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of our management. Our partnership agreement also will not restrict our general partner's ability to take actions that may result in our being treated as an entity taxable as a corporation for U.S. federal (and applicable state) income tax purposes. Furthermore, the common unitholders will not be entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

        As a result of these matters and the provisions referred to under "—Our common unitholders do not elect our general partner or, except in limited circumstances, vote on our general partner's directors and will have limited ability to influence decisions regarding our businesses," our common unitholders may be deprived of an opportunity to receive a premium for their common units in the future through a sale of Ares Management, L.P., and the trading prices of our common units may be adversely affected by the absence or reduction of a takeover premium in the trading price.

Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner and its affiliates have limited fiduciary duties to us and our common unitholders, which may permit them to favor their own interests to the detriment of us and our common unitholders.

        Conflicts of interest may arise among our general partner and its affiliates, on the one hand, and us and our common unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include, among others, the following:

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  our general partner determines the amount and timing of our investments and dispositions, indebtedness, issuances of additional partnership interests and amounts of reserves, each of which can affect the amount of cash that is available for distribution to our common unitholders;

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  our general partner is allowed to take into account the interests of parties other than us and our common unitholders in resolving conflicts of interest, which has the effect of limiting its duties (including fiduciary duties) to our common unitholders. For example, our subsidiaries that serve as the general partners of our funds have fiduciary and contractual obligations to the investors in those funds, as a result of which we expect to regularly take actions in a manner consistent with such duties and obligations but that might adversely affect our near-term results of operations or cash flow;

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  because our senior professional owners hold their Ares Operating Group Units directly or through entities that are not subject to corporate income taxation and Ares Management, L.P. holds Ares Operating Group Units directly or through direct subsidiaries, some of which are subject to corporate income taxation, conflicts may arise between our senior professional owners and Ares Management, L.P. relating to the selection, structuring and disposition of investments and other matters. For example, the earlier disposition of assets following an exchange or acquisition transaction by a holder of Ares Operating Group Units generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase the tax liability of a holder of Ares Operating Group Units without giving rise to any rights of a holder of Ares Operating Group Units to receive payments under the tax receivable agreement;

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  other than as set forth in the fair competition, non-solicitation and confidentiality agreements to which our senior members are subject, which may not be enforceable, affiliates of our general partner and existing and former personnel employed by our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us;

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  our general partner will limit its liability and reduce or eliminate its duties (including fiduciary duties) under our partnership agreement, while also restricting the remedies available to our common unitholders for actions that, without these limitations, might constitute breaches of duty (including fiduciary duty). In addition, we will agree to indemnify our general partner and its affiliates to the fullest extent permitted by law, except with respect to conduct involving bad faith, fraud or willful misconduct. By purchasing our common units, you will have agreed and consented to the provisions set forth in our partnership agreement, including the provisions regarding conflicts of interest situations that, in the absence of such provisions, might constitute a breach of fiduciary or other duties under applicable state law;

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  our partnership agreement will not restrict our general partner from causing us to pay it or its affiliates for any services rendered, or from entering into additional contractual arrangements with any of these entities on our behalf, so long as the terms of any such additional contractual arrangements are fair and reasonable to us as determined under our partnership agreement;

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  our general partner determines how much debt we incur and that decision may adversely affect our credit ratings;

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  our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

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  our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

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  our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

        See "Certain Relationships and Related Person Transactions" and "Conflicts of Interest and Fiduciary Responsibilities."

Our partnership agreement will contain provisions that reduce or eliminate duties (including fiduciary duties) of our general partner and limit remedies available to common unitholders for actions that might otherwise constitute a breach of duty. It will be difficult for a common unitholder to successfully challenge a resolution of a conflict of interest by our general partner or by its conflicts committee.

        Our partnership agreement will contain provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement will provide that when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligations to us or our common unitholders whatsoever. When our general partner, in its capacity as our general partner, is permitted to or required to make a decision in its "sole discretion" or "discretion" or that it deems "necessary or appropriate" or "necessary or advisable," then our general partner will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any common unitholders and will not be subject to any different standards that will be imposed by the partnership agreement, the Delaware Revised Uniform Limited Partnership Act (the "Delaware Limited Partnership Act") or under any other law, rule or regulation or in equity. These provisions are expressly permitted by Delaware law. Unless our general partner breaches its obligations pursuant to our partnership agreement, we and our common unitholders do not have any recourse against our general partner even if our general partner were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of our partnership agreement, our partnership agreement will provide that our general partner and its officers and directors will not be liable to us or our common unitholders for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct. These modifications are detrimental to the common unitholders because they restrict the remedies available to common unitholders for actions that without those limitations might constitute breaches of duty (including fiduciary duty).

        Whenever a potential conflict of interest exists between us, any of our subsidiaries or any of our partners and our general partner or its affiliates, our general partner may resolve such conflict of interest. If our general partner determines that its resolution of the conflict of interest is on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is fair and reasonable to us, taking into account the totality of the relationships between the parties involved, then it will be presumed that in making this determination, our general partner acted in good faith. A common unitholder seeking to challenge this resolution of the conflict of interest would bear the burden of overcoming such presumption. This is different from the situation with Delaware corporations, where a conflict resolution by an interested party would be presumed to be unfair and the interested party would have the burden of demonstrating that the resolution was fair.

        Also, if our general partner obtains the approval of its conflicts committee, the resolution will be conclusively deemed to be fair and reasonable to us and not a breach by our general partner of any duties it may owe to us or our common unitholders. This is different from the situation with Delaware corporations, where a conflict resolution by a committee consisting solely of independent directors may, in certain circumstances, merely shift the burden of demonstrating unfairness to the plaintiff. If you choose to purchase a common unit, you will be treated as having consented to the provisions set forth in our partnership agreement, including provisions regarding conflicts of interest situations that, in the absence of such provisions, might be considered a breach of fiduciary or other duties under applicable state law. As a result, common unitholders will, as a practical matter, not be able to successfully challenge an informed decision by the conflicts committee. See "Certain Relationships and Related Person Transactions" and "Conflicts of Interest and Fiduciary Responsibilities."

The potential requirement to convert our financial statements from being prepared in conformity with accounting principles generally accepted in the United States to International Financial Reporting Standards may strain our resources and increase our annual expenses.

        As a public entity, the Commission may require in the future that we report our financial results under International Financial Reporting Standards ("IFRS") instead of under GAAP. IFRS is a set of accounting principles that has been gaining acceptance on a worldwide basis. These standards are published by the

London-based International Accounting Standards Board ("IASB") and are more focused on objectives and principles and less reliant on detailed rules than GAAP. Today, there remain significant and material differences in several key areas between GAAP and IFRS which would affect us. Additionally, GAAP provides specific guidance in classes of accounting transactions for which equivalent guidance in IFRS does not exist. The adoption of IFRS is highly complex and would have an impact on many aspects of us and our operations, including but not limited to financial accounting and reporting systems, internal controls, taxes, borrowing covenants and cash management. It is expected that a significant amount of time, internal and external resources and expenses over a multi-year period would be required for this conversion.

The requirements of being a public entity and sustaining growth may strain our resources.

        As a public entity, we will be subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which is discussed below. See "—Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our businesses and the price of our common units."

        Section 404 of the Sarbanes-Oxley Act requires our management and independent auditors to report annually on the effectiveness of our internal control over financial reporting. However, we are an emerging growth company and, so for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent auditors on the effectiveness of our internal control over financial reporting.

        To maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational, and financial resources to identify new professionals to join the firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our businesses, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the Commission, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing, tax and legal fees and similar expenses.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our businesses and the price of our common units.

        We have not previously been required to comply with the requirements of the Sarbanes-Oxley Act, including the internal control evaluation and certification requirements of Section 404 of that statute ("Section 404"), and we will not be required to comply with all of those requirements until we have been subject to the reporting requirements of the Exchange Act for a specified period of time. Accordingly, our internal controls over financial reporting do not currently meet all of the standards contemplated by

Section 404 that we will eventually be required to meet. We are in the process of addressing our internal controls over financial reporting and are establishing formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization.

        Additionally, we have begun the process of documenting our internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. The aforementioned auditor attestation requirements will not apply to us until we are not an "emerging growth company." Because we do not currently have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. As a public entity, we will be required to complete our initial assessment in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our operations, financial reporting or financial results could be adversely affected, and, when we are no longer an "emerging growth company," our independent registered public accounting firm may not be able to provide a certification as to the adequacy of our internal controls over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the Commission or violations of applicable stock exchange listing rules, and result in a breach of the covenants under the agreements governing any of our financing arrangements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could have a material adverse effect on us and lead to a decline in the price of our common units.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common units may be less attractive to investors.

        We are an emerging growth company and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, including, but not limited to, a provision allowing us to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements and the exemption from the auditor attestation requirement available to emerging growth companies. We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering, although a variety of circumstances could cause us to lose that status earlier. We cannot predict if investors will find our common units less attractive as a result of our taking advantage of these exemptions. If some investors find our common units less attractive as a result of our choices, there may be a less active trading market for our common units and the price of our common units may be more volatile.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have determined to opt out of such extended transition period and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for companies that are not "emerging growth companies." Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

The control of our general partner may be transferred to a third party without common unitholder consent.

        Our general partner may transfer its general partner interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets or otherwise without the consent of our common unitholders. Furthermore, at any time, the member of our general partner may sell or transfer all or part of its interests in our general partner without the approval of the common unitholders, subject to certain restrictions as described elsewhere in this annual report. A new general partner may not be willing or able to form new funds and could form funds that have investment objectives and governing terms that differ materially from those of our current funds. A new owner could also have a different investment philosophy, employ investment professionals who are less experienced, be unsuccessful in identifying investment opportunities or have a track record that is not as successful as our track record. If any of the foregoing were to occur, we could experience difficulty in making new investments, and the value of our existing investments, our businesses, our results of operations and our financial condition could materially suffer.

Our ability to pay regular distributions to our common unitholders may be limited by our holding partnership structure, applicable provisions of Delaware law and contractual restrictions or obligations.

        As a holding partnership, our ability to pay distributions will be subject to the ability of our subsidiaries to provide cash to us. Ares Management, L.P. will have no material assets other than investments in Ares Operating Group entities, either directly or through direct subsidiaries. We have no independent means of generating revenues. Accordingly, we intend to cause the Ares Operating Group entities to make distributions to their members and partners, including Ares Management, L.P.'s direct subsidiaries, to fund any distributions Ares Management, L.P. may declare on the common units. If the Ares Operating Group entities make such distributions, all holders of Ares Operating Group Units will be entitled to receive equivalent distributions pro rata based on their partnership interests in the Ares Operating Group. Because the direct subsidiaries of Ares Management, L.P. that are taxable as U.S. corporations for U.S. federal income tax purposes are subject to entity-level income taxes and may be obligated to make payments under the tax receivable agreement, the amounts ultimately distributed by Ares Management, L.P. to common unitholders are generally expected to be less, on a per unit basis, than the amounts distributed by the Ares Operating Group to the holders of Ares Operating Group Units in respect of their Ares Operating Group Units.

        The declaration and payment of any future distributions will be at the sole discretion of our general partner, which may change our distribution policy at any time. There can be no assurance that any distributions, whether quarterly or otherwise, can or will be paid. Our ability to make cash distributions to our common unitholders depends on a number of factors, including among other things, general economic and business conditions, our strategic plans and prospects, our businesses and investment opportunities, our financial condition and operating results, working capital requirements and other anticipated cash needs, contractual restrictions and obligations, including fulfilling our current and future capital commitments, legal, tax and regulatory restrictions, restrictions and other implications on the payment of distributions by us to our common unitholders or by our subsidiaries to us, payments required pursuant to the tax receivable agreement and such other factors as our general partner may deem relevant.

        Under the Delaware Limited Partnership Act, we may not make a distribution to a partner if after the distribution all our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of our assets. If we were to make such an impermissible distribution, any limited partner who received a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Partnership Act would be liable to us for the amount of the distribution for three years. In addition, the terms of our credit facility or other financing arrangements may from time to time include covenants or other restrictions that could constrain our ability to make distributions. In addition, the Ares Operating Group's cash flow may be insufficient to enable them to make required minimum tax distributions to their members and partners, in which case the Ares Operating Group may have to borrow funds or sell assets, which could have a material adverse effect on our liquidity and financial condition. Our partnership agreement will contain provisions authorizing us to issue additional partnership interests that have designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to our common units on the terms and conditions established by our general partner at any time without common unitholder approval.

        Furthermore, by making cash distributions rather than investing that cash in our businesses, we risk slowing the pace of our growth, or not having a sufficient amount of cash to fund our operations, new investments or unanticipated capital expenditures, should the need arise.

We will be required to pay the TRA Recipients for most of the benefits relating to any additional tax depreciation or amortization deductions we may claim as a result of the tax basis step-up we receive in connection with this offering, subsequent sales or exchanges of Ares Operating Group Units and related transactions. In certain circumstances, payments to the TRA Recipients may be accelerated and/or could significantly exceed the actual tax benefits we realize.

        The holders of Ares Operating Group Units, subject to the transfer restrictions applicable to such holders, may on a quarterly basis, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement), exchange their Ares Operating Group Units for our common units on a one-for-one basis. A holder of Ares Operating Group Units must exchange one Ares Operating Group Unit in each of the five Ares Operating Group entities to effect an exchange for a common unit of Ares Management, L.P. The initial purchase and subsequent exchanges are expected to result in increases (for U.S. federal income tax purposes) in the tax basis of the tangible and intangible assets of the relevant Ares Operating Group entity. These increases in tax basis generally will increase (for U.S. federal income tax purposes) depreciation and amortization deductions and potentially reduce gain on sales of assets and therefore reduce the amount of tax that Ares Management, L.P.'s direct subsidiaries that are taxable as corporations for U.S. federal tax purposes, which we refer to as the "corporate taxpayers," would otherwise be required to pay in the future, although the IRS may challenge all or part of these deductions and tax basis increases, and a court could sustain such a challenge.

        We will enter into a tax receivable agreement with the TRA Recipients that will provide for the payment by the corporate taxpayers to the TRA Recipients of 85% of the amount of cash tax savings, if any, in U.S. federal, state, local and foreign income tax or franchise tax that the corporate taxpayers actually realize (or are deemed to realize in the case of an early termination payment by the corporate taxpayers or a change of control, as discussed below) as a result of increases in tax basis and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The payments our corporate taxpayers may make to the TRA Recipients could be material in amount and we may need to incur debt to finance payments under the tax receivable agreement if our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise. Based upon certain assumptions described in greater detail below under "Certain Relationships and Related Person Transactions—Tax Receivable Agreement," we estimate that, if the corporate taxpayers were to exercise their termination right immediately following this offering, the aggregate amount of these termination payments would be approximately $             million. The foregoing amount is merely an estimate and the actual payments could differ materially.

        Although we are not aware of any issue under current law that would cause the IRS to challenge a tax basis increase, the TRA Recipients will not reimburse us for any payments previously made to them under the tax receivable agreement. The corporate taxpayers' ability to achieve benefits from any tax basis increase, and the payments to be made under the tax receivable agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income. As a result, in certain circumstances, payments to the TRA Recipients under the tax receivable agreement could be in excess of the corporate taxpayers' cash tax savings.

        In addition, the tax receivable agreement will provide that, upon a merger, asset sale or other form of business combination or certain other changes of control, or if, at any time, the corporate taxpayers elect an early termination of the tax receivable agreement, the corporate taxpayers' obligations under our tax receivables agreement with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control) would be calculated by reference to the value of all future payments that the TRA Recipients would have been entitled to receive under the tax receivable agreement using certain valuation assumptions, including that the corporate taxpayers would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and, in the case of an early termination election, that any Ares Operating Group Units that have not been exchanged are deemed exchanged for the market value of the common units at the time of termination. See "Certain Relationships and Related Person Transactions—Tax Receivable Agreement."

Tax consequences to the TRA Recipients may give rise to conflicts of interests.

        As a result of the tax gain inherent in our assets held by the Ares Operating Group at the time of this offering, upon a realization event, the TRA Recipients will incur different and significantly greater tax liabilities as a result of the disproportionately greater allocations of items of taxable income and gain to the TRA Recipients. As these TRA Recipients will not receive a corresponding greater distribution of cash proceeds, they may, subject to applicable fiduciary or contractual duties, have different objectives regarding the appropriate pricing, timing and other material terms of any sale, refinancing, or disposition, or whether to sell such assets at all. Decisions made with respect to an acceleration or deferral of income or the sale or disposition of assets with unrealized built-in tax gains may also influence the timing and amount of payments that are received by an exchanging or selling TRA Recipient under the tax receivable agreement. In general, we anticipate that earlier disposition of assets with unrealized built-in tax gains following such exchange will tend to accelerate such payments and increase the present value of the tax receivable agreement, and disposition of assets with unrealized built-in tax gains before an exchange will increase the TRA Recipient's tax liability without giving rise to any rights to receive payments under the tax receivable agreement. Decisions made regarding a change of control also could have a material influence on the timing and amount of payments received by the TRA Recipients pursuant to the tax receivable agreement.

We are a limited partnership and as a result will qualify for and intend to rely on exceptions from certain corporate governance and other requirements under the rules of the stock exchange on which we list our common units.

        We are a limited partnership and will qualify for exceptions from certain corporate governance and other requirements of the rules of the stock exchange on which we list our common units. Pursuant to these exceptions, limited partnerships may elect not to comply with certain corporate governance requirements of such stock exchange, including the requirements (i) that a majority of the board of directors of our general partner consist of independent directors, (ii) that we have a nominating/corporate governance committee that is composed entirely of independent directors (iii) that we have a compensation committee that is composed entirely of independent directors, and (iv) that the compensation committee consider certain independence factors when engaging compensation consultants, legal counsel and other committee advisers. In addition, we are not required to hold annual meetings of our common unitholders. Following this offering, we intend to avail ourselves of these exceptions. Accordingly, you will not have the same protections afforded to equityholders of entities that are subject to all of the corporate governance requirements of our stock exchange.

We are a Delaware limited partnership, and there will be certain provisions in our partnership agreement regarding exculpation and indemnification of our officers and directors that differ from the Delaware General Corporation Law in a manner that may be less protective of the interests of our common unitholders.

        Our partnership agreement will provide that to the fullest extent permitted by applicable law the directors and officers of our general partner will not be liable to us. However, under the Delaware General Corporation Law, a director or officer would be liable to us for (i) breach of duty of loyalty to us or our equityholders, (ii) intentional misconduct or knowing violations of the law that are not done in good faith, (iii) improper redemption of units or declaration of dividend, or (iv) a transaction from which the director derived an improper personal benefit. In addition, our partnership agreement will provide that we indemnify the directors and officers of our general partner for acts or omissions to the fullest extent provided by law. However, under the Delaware General Corporation Law, a corporation can only indemnify directors and officers for acts or omissions if the director or officer acted in good faith, in a manner he reasonably believed to be in the best interests of the corporation, and, in criminal action, if the officer or director had no reasonable cause to believe his conduct was unlawful. Accordingly, our partnership agreement may be less protective of the interests of our common unitholders, when compared to the Delaware General Corporation Law, insofar as it relates to the exculpation and indemnification of officers and directors.

Ownership limitations may restrict change of control or business combination opportunities in which our common unitholders might receive a premium for their common units.

        For Ares Real Estate Holdings LLC to qualify as a REIT commencing with its taxable year ending December 31, 2014, among other requirements, no more than 50% in value of its outstanding limited liability company interests may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. "Individuals" for this purpose includes natural persons, private foundations, some employee benefit plans and trusts and some charitable trusts. To preserve Ares Real Estate Holdings LLC's REIT qualification, which we believe confers certain tax benefits to us and our common unitholders, including reducing the state income tax filing requirements of our common unitholders while minimizing to the extent possible the imposition of corporate-level taxes, our partnership agreement generally prohibits any person (except for existing owners who would otherwise exceed the ownership limit who we expect to be subject to an excepted holder limit) from directly or indirectly owning more than        % in value or in number of common units, whichever is more restrictive, of our outstanding common units. This ownership limitation could have the effect of discouraging a takeover or other transaction in which holders of our common units might receive a premium for their common units over the then prevailing market price or which unitholders might believe to be otherwise in their best interests.

Risks Related to Our Common Units and this Offering

There may not be an active trading market for our common units, which may cause our common units to trade at a discount from the initial offering price and make it difficult to sell the common units you purchase.

        Prior to this offering, there has been no public trading market for our common units. We cannot predict the extent to which this offering will lead to the development of an active trading market on            or otherwise how liquid that market might become. It is possible that after this offering an active trading market will not develop or continue, or, if developed, that any market will be sustained which would make it difficult for you to sell your common units at an attractive price or at all. The initial public offering price per common unit will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which our common units will trade in the public market after this offering. See "Underwriting." Consequently, our common unitholders may not be able to sell our common units at prices equal to or greater than the price they paid in this offering.

The market price and trading volume of our common units may be volatile, which could result in rapid and substantial losses for our common unitholders.

        Even if an active trading market for our common units develops, the market price of our common units may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common units may fluctuate and cause significant price variations to occur. If the market price of our common units declines significantly, you may be unable to resell your common units at or above your purchase price, if at all. The market price of our common units may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common units or result in fluctuations in the price or trading volume of our common units include:

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  variations in our quarterly operating results or distributions, which variations we expect will be substantial;

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  our policy of taking a long-term perspective on making investment, operational and strategic decisions, which is expected to result in significant and unpredictable variations in our quarterly returns;

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  failure to meet analysts' earnings estimates;

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  publication of research reports about us or the investment management industry or the failure of securities analysts to cover our common units after this offering;

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  additions or departures of our senior professionals and other key management personnel;

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  adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

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  changes in market valuations of similar companies;

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  speculation in the press or investment community;

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  changes or proposed changes in laws or regulations or differing interpretations thereof affecting our businesses or enforcement of these laws and regulations, or announcements relating to these matters;

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  a lack of liquidity in the trading of our common units;

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  announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

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  adverse publicity about the asset management industry generally or individual scandals, specifically; and

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  general market and economic conditions.

        In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against public companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

The tax attributes of our common units may cause mutual funds to limit or reduce their holdings of common units.

        U.S. mutual funds that are treated as regulated investment companies ("RICs") for U.S. federal income tax purposes generally are required, among other things, to distribute at least 90% of their investment company taxable income to their shareholders to maintain their favorable U.S. income tax status. RICs generally are required to meet this distribution requirement regardless of whether their investments generate cash distributions equal to their taxable income. Accordingly, these investors have a strong incentive to invest in securities in which the amount of cash generated approximates the amount of taxable income recognized. Our common unitholders, however, may be allocated an amount of income and gain for U.S. federal income tax purposes that exceeds the amount of cash we distribute to them. Additionally, for non-U.S. investors in RICs, certain complex rules may limit the benefits of investing in a RIC to the extent that such RIC's holdings include our common units. This may make it difficult for RICs to maintain a meaningful portion of their portfolio in our common units and may force those RICs that do hold our common units to sell all or a portion of their holdings of our common units. These actions could increase the supply of, and reduce the demand for, our common units, which could cause the price of our common units to decline.

An investment in our common units is not an investment in any of our funds, and the assets and revenues of our funds are not directly available to us.

        This prospectus solely relates to our common units, and is not an offer directly or indirectly of any securities of any of our funds. As such holders of our common units will not directly participate in the performance of our underlying funds, and any benefits from such performance will directly inure to investors in those funds. Our common units are securities of Ares Management, L.P. only. While our historical consolidated and combined financial information includes financial information, including assets and revenues, of our funds on a consolidated basis, and our future financial information will continue to consolidate certain of these funds, such assets and revenues are available to the fund and not to us except to a limited extent through management fees, performance fees, distributions and other proceeds arising from agreements with funds, as discussed in more detail in this prospectus.

The market price of our common units may decline due to the large number of common units eligible for exchange and future sale.

        The market price of our common units could decline as a result of sales of a large number of common units in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell common units in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of                of our common units outstanding, or                common units assuming the underwriters exercise in full their option to purchase additional common units. All of the                common units sold in this offering, or                common units assuming the underwriters exercise in full their option to purchase additional common units, will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates." See "Common Units Eligible for Future Sale." Subject to the lock-up restrictions described below, we may issue and sell in the future additional common units.

        In connection with the Reorganization and immediately following this offering and the Offering Transactions, our senior professional owners will own an aggregate of                Ares Operating Group Units, or                Ares Operating Group Units assuming the underwriters exercise in full their option to purchase additional common units. We expect to enter into an exchange agreement with the holders of Ares Operating Group Units so that such holders, subject to any applicable transfer restrictions, may up to four times each year from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement) exchange their Ares Operating Group Units for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. A holder of Ares Operating Group Units must exchange one Ares Operating Group Unit in each of the five Ares Operating Group entities to effect an exchange for a common unit of Ares Management, L.P. The common units we issue upon such exchanges would be "restricted securities," as defined in Rule 144 under the Securities Act, unless we register such issuances.

        APMC, the Strategic Investors and certain of their respective affiliates have the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act common units delivered in exchange for Ares Operating Group Units or common units of Ares Management, L.P.

otherwise held by them. In addition, we may be required to make available shelf registration statements permitting sales of common units into the market from time to time over an extended period. Lastly, APMC, the Strategic Investors and certain of their respective affiliates will have the ability to exercise certain piggyback registration rights in respect of common units held by them in connection with registered offerings requested by other registration rights holders or initiated by us. See "Common Units Eligible for Future Sale—Registration Rights" and "Certain Relationships and Related Person Transactions—Registration Rights Agreement." In addition, approximately        % of the Ares Operating Group Units received by our award recipients will not be vested. See "Compensation of Our Directors and Executive Officers—Vesting; Transfer Restrictions for Senior Professional Owners."

        Under our 2014 Equity Incentive Plan, we intend to grant                    , which are subject to specified vesting requirements, to our non-senior professionals at the time of this offering (of which            will be vested at the time of this offering). An aggregate of            additional common units and Ares Operating Group Units have been covered by our 2014 Equity Incentive Plan. See "Compensation of Our Directors and Executive Officers—Equity Incentive Plan" and "Compensation of Our Directors and Executive Officers—IPO Awards Under the 2014 Equity Incentive Plan." We expect to file with the Commission a registration statement on Form S-8 covering the common units issuable under our 2014 Equity Incentive Plan. Subject to vesting and contractual lock-up arrangements, upon effectiveness of the registration statement on Form S-8, such common units will be freely tradable.

        In addition, our partnership agreement will authorize us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. In accordance with the Delaware Limited Partnership Act and the provisions of our partnership agreement, we may also issue additional partnership interests that have certain designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to common units. Similarly, the governing agreements of the Ares Operating Group entities will authorize the direct subsidiaries of Ares Management, L.P. which are the general partners of those entities to issue an unlimited number of additional units of the Ares Operating Group entity with such designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Ares Operating Group Units, and which may be exchangeable for our common units.

We cannot assure you that our intended quarterly distributions will be paid each quarter or at all.

        Our intention is to distribute to our common unitholders on a quarterly basis substantially all of Ares Management, L.P.'s share of distributable earnings in excess of amounts determined by our general partner to be necessary or appropriate to provide for the conduct of our businesses, to make appropriate investments in our businesses and our funds, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our common unitholders for any ensuing quarter, subject to a base quarterly distribution targeted to be a minimum of        % of distributable earnings. In circumstances in which the distributable earnings for a quarter fall short of the amount necessary to support the target percentage of distributable earnings, we intend to correspondingly reduce subsequent quarterly distributions below the amounts supported by distributable earnings by the amount of the shortfall, but not below the target percentage of distributable earnings. The declaration, payment and determination of the amount of quarterly distributions, if any, will be at the sole discretion of our general partner, which may change our distribution policy at any time. We cannot assure you that any distributions, whether quarterly or otherwise, can or will be paid. In making decisions regarding our quarterly dividend, our general partner considers general economic and business conditions, our strategic plans and prospects, our businesses and investment opportunities, our financial condition and operating results, working capital requirements and other anticipated cash needs, contractual restrictions and obligations, legal, tax, regulatory and other restrictions that may have implications on the payment of distributions by us to our common unitholders or by our subsidiaries to us, and such other factors as our general partner may deem relevant.

You will suffer dilution in the net tangible book value of the common units you purchase.

        The initial public offering price per common unit is substantially higher than our pro forma net tangible book value per common unit immediately after this offering. As a result, you will pay a price per common unit that substantially exceeds the book value of our total tangible assets after subtracting our total liabilities. At the initial public offering price of $            per common unit, you will incur immediate dilution in an amount of $            per common unit, assuming that the underwriters do not exercise their option to purchase additional common units. See "Certain Relationships and Related Person Transactions—Exchange Agreement" and "Dilution."

Risks Related to U.S. Taxation

Legislation has been proposed that, if enacted, eventually could preclude us from qualifying as a partnership for U.S. federal income tax purposes or could require us to hold carried interest through taxable subsidiary corporations and would tax U.S. and some non-U.S. individual common unitholders with respect to certain of our income and gains at increased rates. If such legislation, or similar legislation, were to be enacted and were to apply to us, we could incur a material increase in our U.S. federal, state and local income tax liability and a substantial portion of our income and gain could be taxed at a higher rate to U.S. and some non-U.S. individual common unitholders.

        Legislation has been proposed in the U.S. Senate and in the U.S. House of Representatives that would, in general, treat income and gains, including gain on sale, attributable to an interest in an "investment services partnership interest" (an "ISPI") as income subject to ordinary income tax rates that are higher than the long-term capital gains rates applicable to such income under current law, except if such ISPI would be considered under the legislation to be a "qualified capital interest." Common units that an investor would hold and the interests that we hold in entities that are entitled to receive carried interest would likely be classified as ISPIs for purposes of this legislation. It is unclear whether or when the U.S. Congress will consider such legislation or what provisions will be included in any final legislation, if enacted, or when such legislation would be effective. If similar legislation were to be enacted and were applicable to us or the entities in which we hold interests, we would potentially be precluded from qualifying as a partnership for U.S. federal income tax purposes or could be required to hold some or all of such ISPIs through corporations. If we were taxed as a U.S. corporation or held all ISPIs through U.S. corporations, our effective tax rate could increase significantly. In addition, we could be subject to increased state and local taxes.

        Over the past several years, a number of similar legislative and administrative proposals have been introduced and, in certain cases, have been passed by the U.S. House of Representatives. In May 2010, the U.S. House of Representatives passed legislation, or the "May 2010 House bill," that would have, in general, treated income and gains now treated as capital gains, including gain on disposition of interests, attributable to an ISPI as income subject to a new blended tax rate that is higher than the capital gains rate applicable to such income under current law, except if such ISPI would have been considered under the legislation to be a qualified capital interest. The U.S. Senate considered but did not pass similar legislation. More recently, in February 2012, similar legislation, the "2012 Levin bill," was introduced that would generally tax carried interest at ordinary income rates. Both the May 2010 House bill and the 2012 Levin bill provide that, for taxable years beginning 10 years after the date of enactment, income derived with respect to an ISPI that is not a qualified capital interest and that is subject to the rules discussed above would not meet the qualifying income requirements under the publicly traded partnership rules.

        In September 2011, the Obama administration submitted similar legislation to Congress in the American Jobs Act that would tax income and gain, now treated as capital gains, including gain on disposition of interests, attributable to an ISPI at rates higher than the capital gains rate applicable to such income under current law, except if such ISPI would be considered to be a qualified capital interest. The proposed legislation would also characterize certain income and gain in respect of ISPIs as non-qualifying income under the publicly traded partnership rules after a ten-year transition period from the effective date, with an exception for certain qualified capital interests. This proposed legislation followed several prior statements by the Obama administration in support of changing the taxation of carried interest. Furthermore, in its published revenue proposal for 2014, the Obama administration proposed that current law regarding the treatment of carried interest be changed to subject such income to ordinary income tax (which is taxed at a higher rate than the proposed blended tax rate under the House legislation). The Obama administration's published revenue proposals for 2010, 2011, 2012 and 2013 contained similar proposals.

        States and other jurisdictions have also considered legislation to increase taxes with respect to carried interest. For example, New York considered legislation under which you, even if a non-resident, could be subject to New York state income tax on income in respect of our common units as a result of certain activities of our affiliates in New York. This legislation would have been retroactive to January 1, 2010. It is unclear when or whether similar legislation will be enacted. In addition, states and other jurisdictions have considered legislation to increase taxes involving other aspects of our structure and have considered and enacted legislation which could increase taxes imposed on our income and gain.

        If the United States or any state or local jurisdiction were to impose a tax upon us as an entity and not treat us as a fiscally transparent entity, cash available for distributions on our common units would be reduced.

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

        The U.S. federal income tax treatment of our common unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Additionally, changes to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to satisfy the requirements for us to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation, affect or cause us to change our investments and commitments, affect the tax considerations of an investment in us, change the character or treatment of portions of our income and adversely affect an investment in our common units. Additionally, our organizational documents and governing agreements will permit our general partner to modify our limited partnership agreement from time to time, without the consent of our common unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our common unitholders.

If we were treated as a corporation for U.S. federal income tax or state tax purposes, then the amount available for distribution to you would be substantially reduced and the value of our common units would be adversely affected.

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be treated as, and taxable as, a corporation if it is a "publicly traded partnership" unless an exception to such treatment applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if interests in the entity are traded on an established securities market or interests in the entity are readily tradable on a secondary market or the substantial equivalent thereof, and we expect to be publicly traded for this purpose. However, a publicly traded partnership can avoid being treated as a corporation by satisfying the "Qualifying Income Exception," which requires at least 90% of such entity's gross income (determined under specific tax rules) for every taxable year that it is a publicly traded partnership consist of qualifying income (which generally includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income), and the entity must not be required to register under the Investment

Advisers Act. We intend to manage our affairs so that we will meet the Qualifying Income Exception in 2013 and each succeeding taxable year, and we will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

        We will receive an opinion of Proskauer Rose LLP that, as of the date of this offering, we will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. This opinion will be based on certain assumptions and factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs, the composition of our income, and that our general partner will ensure that we comply with the investment policies and procedures put in place to ensure that we meet the Qualifying Income Exception in each taxable year. However, this opinion is based solely on current law and does not take into account any proposed or potential changes in law, including those described above under "—Legislation has been proposed that, if enacted, eventually could preclude us from qualifying as a partnership for U.S. federal income tax purposes or could require us to hold carried interest through taxable subsidiary corporations and would tax U.S. and some non-U.S. individual common unitholders with respect to certain of our income and gains at increased rates. If such legislation, or similar legislation, were to be enacted and were to apply to us, we could incur a material increase in our U.S. federal, state and local income tax liability and a substantial portion of our income and gain could be taxed at a higher rate to U.S. and some non-U.S. individual common unitholders," or any other law which may be enacted with retroactive effect. We have not requested, and do not plan to request a ruling from the IRS on this matter and opinions of counsel are not binding upon the IRS or any court. The IRS may challenge the conclusion stated in any opinion, and the courts ultimately may sustain such challenge.

        If we failed to meet the requirements described above and as a result, were treated as a corporation for U.S. federal income tax purposes in any taxable year, we would be subject to U.S. corporate income tax on our U.S. taxable income at regular corporate rates and our cash available for distribution would be reduced. Accordingly, our being treated as a corporation for U.S. federal income tax purposes could materially reduce your after-tax return and thus could substantially reduce the value of the common units. See "Material U.S. Federal Tax Considerations—Taxation of the Issuer and the Ares Operating Group."

You will be subject to U.S. federal income tax on your allocable share of our taxable income and gain, regardless of whether you receive any cash distributions from us.

        As long as we are treated for U.S. federal income tax purposes as a partnership, and not as a publicly traded partnership taxable as a corporation, you will be required to take into account your allocable share of our items of income, gain, loss, deduction and credit on an annual basis in calculating your U.S. federal income taxable income.

        Distributions to you generally will be taxable for U.S. federal income tax purposes only to the extent the amount distributed exceeds your tax basis in your common units. As a result, you may be subject to U.S. federal income tax on your allocable share of our items of income, gain, loss, deduction and credit (including our allocable share of those items of any entity in which we invest that is treated as a partnership or is otherwise subject to tax on a flow through basis) for each of our taxable years ending with or within your taxable years, regardless of whether or not you receive cash distributions from us. Additionally, you may not receive cash distributions equal to your allocable share of our net taxable income or gain, or even the amount of your U.S federal, state and local income tax liability that results from that income or gain. Also, certain of our holdings, such as stock in a controlled foreign corporation or a passive foreign investment company or an entity that is fiscally transparent or a financial conduit for U.S. federal income tax purposes, may produce taxable income prior to the receipt of cash relating to such income, and common unitholders that are U.S. taxpayers generally will be required to take such income into account in determining their U.S. federal taxable income. In the event of an inadvertent termination of our partnership status for which the IRS has granted us limited relief, each holder of our common units may be obligated to make adjustments as required by IRS to maintain our status as a partnership. Such adjustments may require persons holding our common units to recognize additional amounts of taxable income in respect of the years to which such allocations apply. See "Material U.S. Federal Tax Considerations."

Common unitholders will be subject to state and local taxes and return filing requirements as a result of investing in our common units.

        In addition to U.S. federal income taxes, our common unitholders may be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if our common unitholders do not reside in any of those jurisdictions. Our common unitholders may be required to file state and local income tax returns in some or all of these jurisdictions and may be required to pay state and local income taxes in some or all of these jurisdictions. Further, common unitholders may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all U.S. federal, state and local tax returns that may be required of such common unitholder. "Material U.S. Federal Tax Considerations—Consequences to U.S. Holders of Common Units—State, Local and Foreign Tax Considerations."

Certain of our businesses will be held through entities treated as corporations for U.S. federal income tax purposes which will reduce the amount available for distributions to holders of our common units in respect of such investments and could adversely affect the value of your investment.

        To comply with the publicly traded partnership rules under U.S. federal income tax law and other requirements, we will hold our interest in certain of our businesses through AHI, Ares Domestic Holdings, Inc. and Ares Offshore Holdings Ltd., which will be treated as corporations for U.S. federal income tax purposes, and may hold additional interests in other businesses through other entities treated as corporations. Such corporations could be liable for significant U.S. federal income taxes and applicable state and local taxes that would not otherwise be incurred, which could reduce the amount of cash available for distributions to holders of our common units and adversely affect the value of your investment.

Ares Real Estate Holdings LLC's failure to qualify or remain qualified as a REIT would subject it to U.S. federal income tax and potentially state and local taxes, and would adversely affect the amount of cash available for distribution to our common unitholders.

        We intend for one of our direct subsidiaries, Ares Real Estate Holdings LLC, to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2014. Ares Real Estate Holdings LLC's qualification as a REIT depends upon its satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. We intend to structure the activities of Ares Real Estate Holdings in a manner designed to satisfy all the requirements for qualification as a REIT.

        However, the REIT qualification requirements are extremely complex and administrative and judicial interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that Ares Real Estate Holdings LLC will be successful in operating so it can qualify or remain qualified as a REIT. Ares Real Estate Holdings LLC's ability to satisfy the asset tests depends on an analysis of the characterization and fair market values of Ares Real Estate Holdings LLC's assets, some of which are not susceptible to a precise determination, and for which it will not obtain independent appraisals. Ares Real Estate Holdings LLC's compliance with the REIT income or quarterly asset requirements also depends on its ability to successfully manage the composition of its income and assets on an ongoing basis. Accordingly, if certain of its operations were to be recharacterized by the IRS, such recharacterization could jeopardize its ability to satisfy all the requirements for qualification as a REIT. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in its disqualification as a REIT. We have not requested and do not plan to request a ruling from the IRS that Ares Real Estate Holdings LLC qualifies as a REIT. Ares Real Estate Holdings LLC may terminate its REIT status if the general partner of Ares Management, L.P. determines that not qualifying as a REIT is in the best interests of Ares Real Estate Holdings LLC and Ares Management, L.P., or as a result of failure to comply with the REIT qualification requirements that is not cured.

        If Ares Real Estate Holdings LLC fails to qualify as a REIT for any taxable year, and it does not qualify for certain statutory relief provisions, Ares Real Estate Holdings LLC will be subject to U.S. federal and state income tax on its taxable income at corporate rates. In addition, Ares Real Estate Holdings LLC would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing its REIT qualification. Losing Ares Real Estate Holdings LLC's REIT qualification could reduce our net earnings available for investment or distribution to common unitholders.

Tax gain or loss on disposition of our common units could be more or less than expected.

        If you sell your common units, you will generally recognize a taxable gain or loss equal to the difference between the amount realized and your adjusted tax basis in those common units. Prior distributions to you in excess of the total net taxable income allocated to you, which decreased the tax basis in your common units, will in effect become taxable income or gain to you if the common units are sold at a price greater than your tax basis in those common units, even if the price is less than the original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income to you.

Our common units may not be uniform, which could result in IRS examination of our tax returns and the tax returns of our common unitholders, and could have a negative impact on the value of your investment.

        We cannot match transferors and transferees of our common units, and as a result we will adopt depreciation, amortization and other tax accounting positions that may not conform to all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our common unitholders, and could affect the timing of these tax benefits or the amount of gain on the sale of our common units. This could have a negative impact on the value of our common units or result in audits of and adjustments to our U.S. federal tax returns and the tax returns of our common unitholders. See "Material U.S. Federal Tax Considerations—Consequences to U.S. Holders of Common Units—Uniformity of Common Units."

        In addition, our taxable income and losses will be determined and apportioned among investors using conventions we regard as consistent with applicable law. As a result, if you transfer your common units, you may be allocated income, gain, loss and deduction realized by us after the date of transfer. Similarly, a transferee may be allocated income, gain, loss and deduction realized by us prior to the date of the transferee's acquisition of our common units. A transferee may also bear the cost of withholding tax imposed with respect to income allocated to a transferor through a reduction in the cash distributed to the transferee.

The sale or exchange of 50% or more of our capital and profit interests will result in the termination of our partnership for U.S. federal income tax purposes.

        The sale or exchange of 50% or more of our capital and profit interests within a 12-month period will result in the termination of our partnership for U.S. federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all common unitholders and may result in more than 12 months of our taxable income or loss being includable in the holder's taxable income for the year of termination. A termination could also result in penalties if we were unable to determine that the termination had occurred. See "Material U.S. Federal Tax Considerations—Administrative Matters—

Constructive Termination" for a description of the consequences of our termination for U.S. federal income tax purposes.

Non-U.S. persons could face different U.S. tax issues from owning common units than U.S. persons, and such differences may result in adverse tax consequences to them.

        Some of our investment activities may cause us to be, engaged in a U.S. trade or business for U.S. federal income tax purposes in which case some portion of our income would be treated as effectively connected income with respect to non-U.S. holders or ECI. Moreover, dividends received from an investment that we make in a REIT that are attributable to gains from the sale of U.S. real property interests and sales of certain investments in interests in U.S. real property, including stock of certain U.S. corporations owning significant U.S. real property, may be treated as ECI with respect to non-U.S. holders. In addition, certain income of non-U.S. holders from U.S. sources not connected to any such U.S. trade or business conducted by us could be treated as ECI. To the extent our income is treated as ECI, non-U.S. holders generally would be subject to withholding tax on their allocable shares of such income, would be required to file a U.S. federal income tax return for such year reporting their allocable shares of income effectively connected with such trade or business and any other income treated as ECI, and would be subject to U.S. federal income tax at regular U.S. tax rates on any such income. Non-U.S. holders that are treated as corporations for U.S. federal income tax purposes may also be subject to a 30% branch profits tax on their allocable share of such income. In addition, certain income from U.S. sources that is not ECI allocable to non-U.S. holders will be reduced by withholding taxes imposed at the highest effective applicable tax rate. See "Material U.S. Federal Tax Considerations—Consequences to Non-U.S. Holders of Common Units."

Non-U.S. persons may face adverse tax consequences in their countries of residence from owning common units.

        Ares Management, L.P. will own interests in one or more entities in which no member has unlimited liability and which is treated as a fiscally transparent pass-through entity for U.S. federal income tax purposes, or a "hybrid entity," such as a limited liability company. It is possible that a non-U.S. jurisdiction will treat such a hybrid entity as fiscally opaque. In that case, a non-U.S. holder could be subject to different results in respect of timing and character of income and gain recognition, as well as the availability of losses, credits or deductions, including in respect of any taxes paid or deemed paid by or on behalf of the non-U.S. holder, in such non-U.S. jurisdiction.

Tax-exempt entities face special U.S. federal income tax issues from owning common units that may result in adverse tax consequences to them.

        A tax-exempt partner of a partnership generally must include in computing its "unrelated business taxable income," or UBTI, its pro rata share (whether or not distributed) of such partnership's gross income derived from a trade or business conducted by such partnership which is unrelated to the exempt function of the tax-exempt partner. Moreover, a tax-exempt partner of a partnership could be treated as earning UBTI to the extent that such partnership derives income from "debt-financed property," or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is "acquisition indebtedness" (i.e., indebtedness incurred in acquiring or holding property). We are under no obligation to minimize UBTI, and a U.S. Holder of our common units that is a tax-exempt organization for U.S. federal income tax purposes and, therefore, generally exempt from U.S. federal income taxation, may be subject to "unrelated business income tax" to the extent, if any, that its allocable share of our income consists of UBTI. See "Material U.S. Federal Tax Considerations—Consequences to U.S. Holders of Common Units—Special Considerations for U.S. Tax-Exempt Entities."

We do not expect to be able to furnish to each common unitholder specific tax information within 90 days after the close of each calendar year, which means that our common unitholders who are U.S. taxpayers should anticipate the need to file annually a request for an extension of the due date of their income tax return. In addition, it is possible that common unitholders who are otherwise required to file US. federal income tax returns may be required to file amended income tax returns.

        We have agreed to furnish to each common unitholder, as soon as reasonably practicable after the close of each taxable year, tax information (including Schedule K-1), which describes on a U.S. dollar basis such holder's share of our taxable income, gain, loss, deduction and credit for our preceding taxable year. It will most likely require longer than 90 days after the end of our fiscal year to obtain the requisite information from all lower-tier entities. Consequently, holders of our common units who are U.S. taxpayers or otherwise required to file U.S. tax returns should anticipate the need to file annually with the IRS (and, if applicable, certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. In addition, each common unitholder generally is required to file U.S. federal and state tax returns consistently with the information provided by us for the taxable year for all relevant tax purposes. In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine such holder's share of income, gain, loss, deduction and credit. The IRS or state tax authorities may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to such holder's income or loss and could result in an increase in overall tax due. Additionally, we may be audited by taxing authorities from time to time. Adjustments resulting from a tax audit may require a holder to adjust a prior year's tax liability and possibly may result in an audit of such holder's own tax return. Any audit of such holder's tax return could result in adjustments not related to our tax returns as well as those related to our tax returns, and could result in an increase in overall tax due. See "Material U.S. Federal Tax Considerations—Administrative Matters—Information Returns."

We may hold or acquire certain investments through entities classified as PFICs or CFCs for U.S. federal income tax purposes.

        Certain of our investments may be in foreign corporations or may be acquired through a foreign subsidiary that would be classified as a corporation for U.S. federal income tax purposes. Such an entity may be a PFIC (as defined below) or a CFC (as defined below) for U.S. federal income tax purposes. U.S. holders of common units considered to own an interest in a PFIC or a CFC may experience adverse U.S. federal and state income tax consequences. See "Material U.S. Federal Tax Considerations—Consequences to U.S. Holders of Common Units—Passive Foreign Investment Companies" and "—Consequences to U.S. Holders of Common Units—Controlled Foreign Corporations" for additional information regarding such consequences.

Applicable U.S. tax law could adversely affect our ability to raise funds from certain foreign investors.

        Under Sections 1471 to 1474 of the Code (such Sections commonly referred to as "FATCA"), following the expiration of an initial phase-in period, a broadly defined class of foreign financial institutions are required to comply with a complicated and expansive reporting regime or be subject to certain U.S. withholding taxes. The reporting obligations imposed under FATCA require foreign financial institutions to enter into agreements with the IRS to obtain and disclose information about certain account holders and investors to the IRS. Additionally, certain non-U.S. entities that are not foreign financial institutions are required to provide certain certifications or other information regarding their U.S. beneficial ownership or be subject to certain U.S. withholding taxes. There are uncertainties regarding the implementation of FATCA and it is difficult to determine at this time what impact any future administrative guidance may have. Thus, some foreign investors may hesitate to invest in U.S. funds like us until there is more certainty around FATCA implementation. In addition, the administrative and economic costs of compliance with FATCA may discourage some foreign investors from investing in U.S. funds, which could adversely affect our ability to raise funds from these investors or reduce the demand for our common units.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Some of these factors are described in this prospectus under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These factors should not be construed as exhaustive and should be read in conjunction with the risk factors and other cautionary statements that are included in this prospectus. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these forward-looking statements. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Therefore, you should not place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET AND INDUSTRY DATA AND FORECASTS

        This prospectus includes market and industry data and forecasts from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data, estimates and forecasts. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

        Our internal data, estimates and forecasts are based upon information obtained from our investors, partners, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus.

ORGANIZATIONAL STRUCTURE

Reorganization

        We currently conduct our businesses through operating subsidiaries held directly or indirectly by Ares Holdings and Ares Investments. These two entities are principally owned by APMC and affiliates of the Strategic Investors that own minority interests with limited voting rights in our business.

        Historically, Ares Holdings has operated and controlled our U.S. fee-generating and many of our non-U.S. fee-generating businesses, while Ares Investments has held a variety of assets, including our carried interests and co-investments in many of the proprietary investments made by our funds.

        We intend to conduct all of our material business activities through the Ares Operating Group. In connection with this offering, we will form Ares Domestic, Ares Offshore and Ares Real Estate. Ares Holdings, Ares Domestic, Ares Offshore, Ares Investments and Ares Real Estate are collectively referred to as the "Ares Operating Group."

        Following this offering, the Ares Operating Group will hold:

  •
  in the case of Ares Holdings, interests in the general partners, managing members and other management interests of our U.S. fee-generating and most of our non-U.S. fee generating businesses as well as certain real estate investments;

  •
  in the case of Ares Domestic, interests in the general partners of certain U.S. private equity funds that are fiscally transparent for U.S. federal income tax purposes;

  •
  in the case of Ares Offshore, interests in the general partners of certain non-U.S direct lending and tradable credit funds and certain U.S. private equity funds;

  •
  in the case of Ares Investments, interests in the general partners of certain U.S. and non-U.S. tradable credit funds, certain U.S. and non-U.S. private equity funds, certain real estate funds and other investment assets, in each case that are expected to produce primarily interest, dividend income, capital gains and non-U.S. rental income; and

  •
  in the case of Ares Real Estate, interests in the general partners of certain of our real estate funds and certain other real estate investments.

        In exchange for its interest in Ares Management, L.P., APMC will transfer to Ares Management, L.P., prior to this offering, its interests in each of AHI, Ares Domestic Holdings, Inc., Ares Offshore Holdings, Ltd., Ares Real Estate Holdings LLC and a portion of its interest in Ares Investments. Similarly, in exchange for its interest in Ares Management, L.P., affiliates of ADIA will transfer to Ares Management, L.P., prior to this offering, their interests in each of AHI, Ares Domestic Holdings, Inc., Ares Offshore Holdings, Ltd., Ares Investments and Ares Real Estate Holdings LLC.

        As a result of such transactions:

  •
  AHI will become a wholly owned subsidiary of Ares Management, L.P. and will serve as the managing member of Ares Holdings;

  •
  Ares Domestic Holdings, Inc. will become a wholly owned subsidiary of Ares Management, L.P. and will serve as the managing member of Ares Domestic;

  •
  Ares Offshore Holdings, Ltd. will become a wholly owned subsidiary of Ares Management, L.P. and will serve as the general partner of Ares Offshore;

  •
  Ares Investments will become a wholly owned subsidiary of Ares Management, L.P., and Ares Management, L.P. will serve as its managing member; and

  •
  Ares Real Estate Holdings LLC will become a direct subsidiary of Ares Management, L.P. and will serve as the managing member of Ares Real Estate.

We refer to AHI, Ares Domestic Holdings, Inc., Ares Offshore Holdings, Ltd., Ares Management, L.P. (solely in its role as managing member of Ares Investments) and Ares Real Estate Holdings LLC, collectively, as the "Ares Operating Group Managing Entities."

        Prior to this offering, we expect to make a cash distribution to our existing owners, a portion of which will relate to our previously undistributed earnings.

        In addition, certain existing interests held by APMC (on behalf of certain of our senior members and senior professionals) that represent less than a full common interest (for example, "profits interests") in Ares Investments and Ares Holdings will be recapitalized into Ares Operating Group Units. We refer to this recapitalization as the "unitization." The common interests held (whether directly or indirectly) in the Ares Operating Group entities by individuals will be exchangeable for common units in Ares Management, L.P. as described below under "Exchange Agreement."

        We refer to the transactions described above as the "Reorganization."

Exchange Agreement

        Prior to this offering, we will enter into an exchange agreement with the holders of Ares Operating Group Units so that such holders, subject to any applicable transfer restrictions, may up to four times each year from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement) exchange their Ares Operating Group Units for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. A holder of Ares Operating Group Units must exchange one Ares Operating Group Unit in each of the five Ares Operating Group entities to effect an exchange for a common unit of Ares Management, L.P. If and when a holder exchanges Ares Operating Group Units for common units of Ares Management, L.P., the relative equity ownership positions of such holder and of the other equity owners of Ares (whether held at Ares Management, L.P. or at the Ares Operating Group) will not be altered. We have not yet determined how any such future exchanges will be accounted for in our combined and consolidated financial statements.

Offering Transactions

        Upon the consummation of this offering, Ares Management, L.P. will (i) loan a portion of the proceeds from this offering to its wholly owned subsidiary, AHI, which will then contribute such amount to Ares Holdings in exchange for            limited liability company interests of Ares Holdings, (ii) contribute a portion of the proceeds from this offering to Ares Domestic Holdings, Inc., which will then contribute such amount to Ares Domestic in exchange for             limited liability company interests of Ares Domestic, (iii) contribute a portion of the proceeds from this offering to Ares Offshore Holdings, Ltd., which will then contribute such amount to Ares Offshore in exchange for            limited partnership units of Ares Offshore, (iv) contribute a portion of the proceeds from this offering to Ares Investments in exchange for            limited liability company interests of Ares Investments and (v) contribute a portion of the proceeds from this offering to Ares Real Estate Holdings LLC, which will then contribute such amount to Ares Real Estate in exchange for            limited liability company interests of Ares Real Estate. See "Material U.S. Federal Tax Considerations—United States Taxes—Taxation of Ares Management, L.P. and the Ares Operating Group" for more information about the tax treatment of Ares Management, L.P. and the Ares Operating Group. We refer to these transactions as the "Offering Transactions." The direct subsidiaries of Ares Management, L.P. may from time to time enter into intercompany lending arrangements with one another and with Ares Management, L.P.

 Our Organizational Structure Following this Offering and the Offering Transactions

        Following the Reorganization, this offering and the Offering Transactions, Ares Management, L.P. will be a holding partnership and, either directly or through direct subsidiaries, will control and hold equity interests in each of the Ares Operating Group entities, which in turn will own the operating entities included in our historical combined and consolidated financial statements. Ares Management, L.P. was formed as a Delaware limited partnership on November 15, 2013. Ares Management, L.P. has not engaged in any other business or other activities except in connection with the Reorganization and the Offering Transactions described above.

        Ares Management, L.P., either directly or through direct subsidiaries, will be the sole managing member or general partner, as applicable, of each of the Ares Operating Group entities, and will operate and control all of the business and affairs of the Ares Operating Group. In addition, Ares Management, L.P. will consolidate the financial results of the Ares Operating Group entities, their consolidated subsidiaries and certain consolidated funds. The ownership interest of the non-managing members and limited partners of the Ares Operating Group entities will be reflected as a non-controlling interest in Ares Management, L.P.'s combined and consolidated financial statements. Following this offering, our senior professional owners will hold their interests in us and in the Ares Operating Group either directly or indirectly through APMC or a similar entity.

        The diagram below (which omits certain intermediate holding companies wholly owned by Ares Management, L.P.) depicts our organizational structure immediately following this offering. All entities are organized in the state of Delaware unless otherwise indicated.

(1)
Ares Management, L.P. common unitholders will have limited voting rights and will have no right to remove our general partner or, except in the limited circumstances described below, elect the directors of our general partner. On those few matters that may be submitted for a vote of our common unitholders, Ares Partners LLC, an entity owned and controlled by Ares Partners Holdco LLC, which is in turn owned and controlled by our senior members, will hold a special voting unit that provides it with a number of votes, on any matter that may be submitted for a vote of our common unitholders, that is equal to the aggregate number of vested and unvested Ares Operating Group Units held directly or indirectly by the non-managing members and limited partners of the Ares Operating Group that do not directly hold a special voting unit. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Withdrawal or Removal of the General Partner," "—Meetings; Voting" and "—Election of Directors of General Partner."

(2)
Ares Real Estate Holdings LLC will make an election to be treated as a REIT for U.S. federal income tax purposes. Ares Real Estate Holdings LLC will have at least 100 holders of preferred interests representing nominal economic interests.

(3)
Immediately following this offering, Ares Management, L.P. will hold Ares Operating Group Units representing          % of the total number of Ares Operating Group Units, or          % if the underwriters exercise in full their option to purchase additional common units, and Ares senior professional owners will hold Ares Operating Group Units representing          % of the total number of Ares Operating Group Units, or          % if the underwriters exercise in full their option to purchase additional common units. See "Pricing Sensitivity Analysis."

(4)
See "Pricing Sensitivity Analysis" for information regarding the impact on percentage ownership of the initial public offering price per common unit is at the low-, mid- or high-points of the price range indicated on the front cover of this prospectus or if the underwriters' option to purchase additional common units is exercised in full.

        Following the Reorganization, this offering and the Offering Transactions, subsidiaries of the Ares Operating Group will generally be entitled to:

  •
  all management fees payable in respect of all of our funds, as well as transaction and other fees that may be payable by or in connection with portfolio investments of these funds;

  •
  all performance fees payable in respect of all of our funds, other than the percentage we have determined or may in the future determine to allocate to our professionals as described in this prospectus; and

  •
  all returns on investments of our own capital in the funds we sponsor and manage.

See "Business—Incentive Arrangements / Fee Structure."

        Each of the Ares Operating Group entities will have an identical number of limited liability company interests or limited partnership units, as applicable, outstanding. Ares Management, L.P. will hold, directly or through direct subsidiaries, a number of Ares Operating Group Units equal to the number of common units that Ares Management, L.P. has issued. The Ares Operating Group Units that will be held by Ares Management, L.P. and its direct subsidiaries will be economically identical in all respects to the Ares Operating Group Units that will be held initially by our existing owners following the Reorganization, this offering and the Offering Transactions. Accordingly, the income of the Ares Operating Group will benefit Ares Management, L.P. to the extent of its equity interest in the Ares Operating Group.

        Ares Management, L.P. is managed and operated by our general partner, Ares Management GP LLC, an entity owned and controlled by our senior members. Our general partner will not engage in any business activities other than the management and operation of our businesses. We will reimburse our general partner and its affiliates for all costs incurred in managing and operating us, and our partnership agreement will provide that our general partner will determine the expenses that are allocable to us. Although there will be no ceilings on the expenses for which we will reimburse our general partner and its affiliates, the expenses to which they may be entitled to reimbursement from us, such as director fees, are not expected to be material.

        Unlike the holders of common stock in a corporation, our common unitholders will have limited voting rights and will have no right to remove our general partner or, except in the limited circumstances described below, elect the directors of our general partner. On those few matters that may be submitted for a vote of our common unitholders, Ares Partners LLC, an entity wholly owned by Ares Partners Holdco LLC, which is in turn owned and controlled by our senior members, will hold a special voting unit that provides it with a number of votes, on any matter that may be submitted for a vote of our common unitholders, that is equal to the aggregate number of vested and unvested Ares Operating Group Units held directly or indirectly by the non-managing members and limited partners of the Ares Operating Group entities that do not directly hold a special voting unit. We refer to our common units (other than those held by any person whom our general partner may from time to time with such person's consent designate as a non-voting common unitholder) and our special voting units as "voting units." Our common unitholders' voting rights will be further restricted by the provision in our partnership agreement stating that any common units held by a person that beneficially owns 20% or more of any class of our common units then outstanding (other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates) cannot be voted on any matter.

        In general, our common unitholders will have no right to elect the directors of our general partner. However, when our senior members and other then-current or former Ares personnel hold less than 10% of the limited partner voting power, our common unitholders will have the right to vote in the election of the directors of our general partner. This voting power condition will be measured on January 31 of each year, and will be triggered if the total voting power held by holders of the special voting units in Ares Management, L.P. (including voting units held by our general partner and its affiliates) in their capacity as such, or otherwise held by then-current or former Ares personnel (treating voting units deliverable to such persons pursuant to outstanding equity awards as being held by them), collectively, constitutes less than 10% of the voting power of the outstanding voting units of Ares Management, L.P. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Election of Directors of General Partner." Unless and until the foregoing voting power condition is satisfied, our general partner's board of directors will be elected in accordance with its limited liability company agreement, which provides that directors generally may be appointed and removed by the member of our general partner, an entity owned and controlled by our senior members. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Election of Directors of General Partner." Unless and until the foregoing voting power condition is satisfied, the board of directors of our general partner will have no authority other than that which its member chooses to delegate to it. In the event that the voting power condition is satisfied, the board of directors of our general partner will be responsible for the oversight of our business and operations. See "Management—Limited Powers of Our Board of Directors."

Holding Partnership Structure

        Ares Management, L.P. will be treated as a partnership and not as a corporation for U.S. federal income tax purposes, although our partnership agreement will not restrict our ability to take actions that may result in our being treated as an entity taxable as a corporation for U.S. federal (and applicable state) income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction and credit of the partnership in computing its U.S. federal, state and local income tax liability, whether or not cash distributions are made. Investors who acquire common units in this offering will become limited partners of Ares Management, L.P. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest. See "Material U.S. Federal Tax Considerations" for more information about the tax treatment of Ares Management, L.P. and the Ares Operating Group.

        The Ares Operating Group entities will also be treated as partnerships and not as corporations for U.S. federal income tax purposes. Accordingly, direct subsidiaries of Ares Management, L.P. that are treated as corporations for U.S. federal income tax purposes and that are holders of Ares Operating Group Units will incur U.S. federal, state and local income taxes in respect of their interests in the Ares Operating Group entities. Net profits and net losses of the Ares Operating Group entities will generally be allocated to each entity's members and partners (including Ares Management, L.P. and its direct subsidiaries) pro rata in accordance with the percentages of their respective limited liability company interests or limited partnership units, as applicable. Because immediately following this offering Ares Management, L.P. will hold Ares Operating Group Units representing        % of the total number of Ares Operating Group Units, or        % if the underwriters exercise in full their option to purchase additional common units, Ares Management, L.P. will indirectly be allocated        % of the net profits and net losses of the Ares Operating Group, or        % if the underwriters exercise in full their option to purchase additional common units. The remaining net profits and net losses will be allocated to the non-managing members and limited partners of the Ares Operating Group entities. These percentages are subject to change, including upon an exchange of Ares Operating Group Units for our common units and upon the issuance of additional Ares Management, L.P. common units to the public. Ares Management, L.P. will hold, through direct subsidiaries, in the case of Ares Holdings, Ares Domestic, Ares Offshore and Ares Real Estate, and directly in the case of Ares Investments, a number of Ares Operating Group Units equal to the number of common units that Ares Management, L.P. has issued.

        After this offering, we intend to cause the Ares Operating Group to make distributions to their members and partners, including Ares Management, L.P. and its direct subsidiaries, to fund any distributions Ares Management, L.P. may declare on the common units. If the Ares Operating Group makes such distributions, the non-managing members and limited partners of the Ares Operating Group entities will be entitled to receive equivalent distributions pro rata based on their limited liability company interests or limited partnership units, as applicable, in the Ares Operating Group. Because certain direct subsidiaries of Ares Management, L.P. must pay taxes and make payments under the tax receivable agreement, the amounts ultimately distributed by Ares Management, L.P. to common unitholders are expected to be less, on a per unit basis, than the amounts distributed by the Ares Operating Group to the non-managing members and limited partners of the Ares Operating Group entities in respect of their Ares Operating Group Units.

        The governing agreements of the Ares Operating Group entities will provide for cash distributions, which we refer to as "tax distributions," to the members and partners of such entities if the direct subsidiaries of Ares Management, L.P. which are the managing members and general partner, as applicable, of Ares Holdings, Ares Domestic, Ares Offshore, Ares Real Estate, and Ares Management, L.P. directly in the case of Ares Investments, determine that the taxable income of the relevant limited liability company or limited partnership gives rise to taxable income for its members or partners, as applicable. Generally, these tax distributions will be computed based on our estimate of the net taxable income of the relevant entity multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in Los Angeles, California or New York, New York (assuming all of our taxable income is ordinary in character and that certain expenses are non-deductible). If we had effected the Reorganization on January 1, 2013, the assumed effective tax rate for 2013 would have been approximately 53%. The Ares Operating Group will make tax distributions only to the extent distributions from such entities for the relevant year were otherwise insufficient to cover such tax liabilities.

 USE OF PROCEEDS

        We estimate that the net proceeds from this offering, at an assumed initial public offering price of $        per common unit, the midpoint of the estimated offering price range set forth on the front cover of this prospectus, and after deducting estimated underwriting discounts and estimated offering costs, will be approximately $         million. If the underwriters exercise in full their option to purchase additional common units, the net proceeds to us will be approximately $         million.

        We intend to use the proceeds from this offering, or approximately $         million (before reduction for offering expenses of approximately $         million), to purchase newly issued Ares Operating Group Units substantially currently with the consummation of this offering, as described under "Organizational Structure—Offering Transactions." We intend to cause the Ares Operating Group to use approximately $         million of these proceeds to repay short-term borrowings and the remainder for general corporate purposes and to fund growth initiatives. The Ares Operating Group will also bear or reimburse Ares Management, L.P. for all of the expenses of this offering, which we estimate will be approximately $         million.

        Our revolving credit facility (the "Credit Facility") consists of a $735 million facility that matures on December 17, 2017. As of November 15, 2013, we had outstanding borrowings of $81.3 million bearing interest at a rate of LIBOR plus 1.75%. Proceeds from these borrowings have been used for working capital purposes. Prior to the date of this offering, we anticipate borrowing additional amounts under the Credit Facility to make a cash distribution to our existing owners, a portion of which will relate to undistributed earnings.

CASH DISTRIBUTION POLICY

Distribution Policy for Common Units

        We expect to distribute to our common unitholders on a quarterly basis substantially all of Ares Management, L.P.'s share of distributable earnings in excess of amounts determined by our general partner to be necessary or appropriate to provide for the conduct of our businesses, to make appropriate investments in our businesses and our funds, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our common unitholders for any ensuing quarter, subject to a base quarterly distribution targeted to be a minimum of      % of distributable earnings. In circumstances in which the distributable earnings for a quarter fall short of the amount necessary to support the target percentage of distributable earnings, we intend to correspondingly reduce subsequent quarterly distributions below the amounts supported by distributable earnings by the amount of the shortfall, but not below the target percentage of distributable earnings. We expect that our first quarterly distribution will be paid in the            quarter of            in respect of the prior quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Analysis—Reconciliation of Certain Non-GAAP Measures to Consolidated GAAP Financial Measures" for a reconciliation of our distributable earnings to our income before provision for income taxes presented in accordance with GAAP.

        In most years, the aggregate amounts of distributions to our common unitholders will not equal our distributable earnings for that year. Our distributable earnings will only be a starting point for the determination of the amount to be distributed to our common unitholders because, as noted above, in determining the amount to be distributed, we will subtract from our distributable earnings any amounts determined by our general partner to be necessary or appropriate to provide for the conduct of our businesses, to make appropriate investments in our businesses and our funds, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our common unitholders for any ensuing quarter.

        Because Ares Management, L.P. will be a holding partnership and will have no material assets other than its ownership of Ares Operating Group Units (held through wholly owned subsidiaries in the case of Ares Holdings, Ares Domestic, Ares Offshore and Ares Real Estate), we will fund distributions by Ares Management, L.P., if any, in three steps:

  •
  first, we will cause the Ares Operating Group entities to make distributions to their members or partners, including Ares Management, L.P. and its direct subsidiaries. If the Ares Operating Group entities make such distributions, the non-managing members and limited partners of the Ares Operating Group entities will be entitled to receive equivalent distributions pro rata based on their limited liability company interests or limited partnership units, as applicable, in the Ares Operating Group (except as set forth in the following paragraph);

  •
  second, we will cause Ares Management, L.P.'s direct subsidiaries to distribute to Ares Management, L.P. their share of such distributions, net of the taxes and amounts payable under the tax receivable agreement by such direct subsidiaries; and

  •
  third, Ares Management, L.P. will distribute its net share of such distributions to our common unitholders on a pro rata basis.

        Because our direct subsidiaries that are corporations for U.S. federal income tax purposes must pay corporate income and franchise taxes and make payments under the tax receivable agreement, the amounts ultimately distributed by us to our common unitholders are expected to be less, on a per unit basis, than the amounts distributed by the Ares Operating Group entities to their respective non-managing members or limited partners in respect of their Ares Operating Group Units.

        In addition, governing agreements of the Ares Operating Group entities will provide for cash distributions, which we refer to as "tax distributions," to the members and partners of such entities if the direct subsidiaries of Ares Management, L.P., which are the managing members and general partner, as applicable, of Ares Holdings, Ares Domestic, Ares Offshore, Ares Real Estate, and Ares Management, L.P. directly in the case of Ares Investments, determine that the taxable income of the relevant limited liability company or limited partnership gives rise to taxable income for its members or partners, as applicable. Generally, these tax distributions will be computed based on our estimate of the net taxable income of the relevant entity multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in Los Angeles, California or New York, New York (assuming all of our taxable income is ordinary in character and that certain expenses are non-deductible). If we had effected the Reorganization on January 1, 2013, the assumed effective tax rate for 2013 would have been approximately 53%. The Ares Operating Group will make tax distributions only to the extent distributions from such entities for the relevant year were otherwise insufficient to cover such tax liabilities.

        The declaration, payment and determination of the amount of any distributions will be at the sole discretion of our general partner, who may change our distribution policy at any time. We cannot assure you that any distributions, whether quarterly or otherwise, can or will be paid. In making decisions regarding our quarterly distribution, our general partner will take into account:

  •
  general economic and business conditions;

  •
  our strategic plans and prospects;

  •
  our businesses and investment opportunities;

  •
  our financial condition and operating results, including our cash position, our net income and our realizations on investments made by our funds;

  •
  working capital requirements and other anticipated cash needs;

  •
  contractual restrictions and obligations, including payment obligations pursuant to the tax receivable agreement and restrictions pursuant to the Credit Facility;

  •
  legal, tax and regulatory restrictions;

  •
  restrictions and other implications on the payment of distributions by us to our common unitholders or by our subsidiaries to us; and

  •
  such other factors as our general partner may deem relevant.

        Under the Delaware Limited Partnership Act, Ares Management, L.P. may not make a distribution to a partner if after the distribution all of our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of our assets. If we were to make such an impermissible distribution, any limited partner who received a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Partnership Act would be liable to us for the amount of the distribution for three years. In addition, under the Credit Facility, certain subsidiaries of the Ares Operating Group would be prohibited from making distributions in certain circumstances, including if an Event of Default (as defined in the Credit Facility) has occurred and is continuing.

        In addition, the cash flow from operations of the Ares Operating Group entities may be insufficient to enable them to make required minimum tax distributions to their members or partners, as applicable, in which case the Ares Operating Group may have to borrow funds or sell assets, which could have a material adverse effect on our liquidity and financial condition. Furthermore, by paying cash distributions rather than investing that cash in our businesses, we might risk slowing the pace of our growth, or not having a sufficient amount of cash to fund our operations, new investments or unanticipated capital expenditures, should the need arise.

        Although a portion of any distributions by us to our common unitholders may include carried interest received by us, we do not intend to seek fulfillment of any clawback obligation by seeking to have our common unitholders return any portion of such distributions attributable to carried interest associated with any clawback obligation.

Distributions to Our Existing Owners

        Cash distributions and distributions in kind to our existing owners in respect of the fiscal years ended December 31, 2013, 2012 and 2011 were approximately $             million, $             million and $             million, net of $             million in taxes, in the aggregate, respectively.

        Prior to this offering, we expect to make a cash distribution to our existing owners, a portion of which will relate to our previously undistributed earnings.

 CAPITALIZATION

        The following table sets forth our capitalization and cash and cash equivalents as of September 30, 2013:

  •
  on an actual basis; and

  •
  on a pro forma basis after giving effect to:

  •
  (i) the Reorganization,

  •
  (ii) the sale of                  common units by us in this offering at an assumed offering price of $        per unit (the midpoint of the estimated offering price range set forth on the front cover of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the use of the proceeds thereof as described in "Use of Proceeds"; and

  •
  (iii) the Offering Transactions.

        This table should be read in conjunction with "Organizational Structure," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined and consolidated financial statements and related notes included in this prospectus.

	September 30, 2013
	Actual	Pro Forma
	(Dollars in thousands)
Cash and cash equivalents(1)	$223,362	$

Cash and cash equivalents held of Consolidated Funds	$2,193,062	$

Debt obligations	$331,119	$
CLO loan obligations of Consolidated Funds	11,015,422
Consolidated Funds' borrowings	4,184,953
Mezzanine debt of Consolidated Funds	247,809
Commitments and contingencies	—
Redeemable non-controlling interest in Consolidated Funds	1,051,135
Redeemable interest in AHI and consolidated subsidiaries	29,444
Non-controlling interest in Consolidated Funds	5,644,322
Non-controlling interest in AHI and consolidated subsidiaries	202,980
Total controlling interest in equity of AHI and consolidated subsidiaries	592,901
Non-controlling interest in Ares Operating Group	—

Total capitalization	$23,300,085	$

(1)
Prior to this offering, we expect to make a cash distribution to our existing owners, a portion of which will relate to our previously undistributed earnings.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common units to be sold in this offering exceeds the net tangible book value per common unit of the common units after this offering. Net tangible book value per common unit is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of common units deemed to be outstanding at that date.

        Our pro forma net tangible book value as of September 30, 2013 was approximately $         million, or $        per common unit based on                    common units outstanding, assuming that all of the holders of Ares Operating Group Units (other than Ares Management, L.P. and its direct subsidiaries) exchange all of their Ares Operating Group Units for our common units. Our pro forma net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the Reorganization and Offering Transactions, and our pro forma net tangible book value per common unit represents pro forma net tangible book value divided by the number of common units outstanding, after giving effect to the Reorganization and the Offering Transactions and assuming that all of the holders of Ares Operating Group Units (other than Ares Management, L.P. and its direct subsidiaries) exchanged their Ares Operating Group Units for newly issued common units on a one-for-one basis.

        After giving effect to the Reorganization and Offering Transactions and the receipt and our intended use of approximately $         million of estimated net proceeds from our sale of                    common units in this offering at an assumed offering price of $        per common unit (the midpoint of the estimated offering price range set forth on the front cover of this prospectus), our pro forma as adjusted net tangible book value as of September 30, 2013 would have been approximately $         million, or $        per common unit. This represents an immediate increase in the pro forma net tangible book value of $        per common unit to existing common unitholders and an immediate dilution of $        per common unit to investors purchasing common units in this offering. The following table illustrates this substantial and immediate per common unit dilution to new investors:

Per Common Unit
Assumed initial public offering price per common unit	$
Pro forma net tangible book value per common unit as of September 30, 2013
Increase in pro forma net tangible book value per common unit attributable to this offering
Pro forma as adjusted net tangible book value per common unit after giving effect to this offering	$

Dilution of net tangible book value per common unit to investors in this offering	$

        If the underwriters exercise their option to purchase additional common units in full, our pro forma as adjusted net tangible book value per common unit after this offering would be $        per common unit, and the dilution in our pro forma as adjusted net tangible book value per common unit to new investors in this offering would be $        per common unit.

        The following table summarizes on a pro forma basis as of September 30, 2013, giving effect to:

  •
  the total number of common units sold in this offering;

  •
  the total consideration paid to us, assuming an initial public offering price of $        per common unit (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering);

  •
  the average price per common unit paid by existing common unitholders and by new investors purchasing common units in this offering; and

  •
  the assumption that all of the holders of Ares Operating Group Units (other than Ares Management, L.P. and its direct subsidiaries) exchange all of their Ares Operating Group Units for common units on a one-for-one basis.

Total Consideration
	Common Units						Average Price Per Common Unit
Amount (in millions)
	Number	Percentage			Percentage
Existing common unitholders			%	$		%	$
Investors in this offering			%			%

Total			%	$		%	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per common unit (the midpoint of the estimate offering price range set forth on the front cover of this prospectus) would increase (decrease) total consideration paid by existing common unitholders, total consideration paid by new investors and the average price per common unit by $         million, $         million and $        , respectively, assuming the number of common units offered by us, as set forth on the front cover of this prospectus, remains the same, and without deducting underwriting discounts and commissions and estimated expenses payable by us.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

        The unaudited pro forma consolidated financial data contained in this prospectus is subject to completion due to the fact that information related to our Reorganization and this offering is not currently determinable. We intend to complete this pro forma consolidated financial data, including amounts related to the pro forma adjustments set forth in the accompanying unaudited condensed combined and consolidated pro forma statements of operations and unaudited condensed combined and consolidated pro forma statements of financial condition, at such time that we update this prospectus and such information is available.

        The following unaudited condensed combined and consolidated pro forma statements of operations for the nine months ended September 30, 2013 and the year ended December 31, 2012 and the unaudited condensed combined and consolidated pro forma statements of financial condition as of September 30, 2013 are based upon the historical combined and consolidated financial statements of Pre-IPO Ares included elsewhere in this prospectus. These pro forma financial statements present our consolidated results of operations and financial position giving pro forma effect to all of the transactions described under "Organizational Structure" as if such transactions had been completed as of January 1, 2012 with respect to the unaudited combined and consolidated pro forma statements of operations and as of September 30, 2013 with respect to the unaudited pro forma statements of financial condition. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of Pre-IPO Ares. The adjustments are described in the notes to the unaudited combined and consolidated pro forma statements of operations and the unaudited combined and consolidated pro forma statements of financial condition.

        AHI and Ares Investments are our predecessors for financial accounting purposes under GAAP, and their combined and consolidated financial statements will be our historical combined and consolidated financial statements following the completion of the Reorganization, this offering and the Offering Transactions. Because our senior professional owners control the entities that comprise Ares before and after the Reorganization, we will account for the transactions among these owners' interests in our business as part of the Reorganization as a transfer of interests under common control. Accordingly, we will carry forward unchanged the value of these owners' interests in the assets and liabilities recognized in Pre-IPO Ares' combined and consolidated financial statements into our combined and consolidated financial statements.

        The pro forma adjustments in the Reorganization and Offering Adjustments column principally give effect to certain transactions in connection with the Reorganization and Offering Transactions described under "Organizational Structure," including:

  •
  the reclassification from non-controlling interests in AHI and consolidated subsidiaries to controlling interest in equity of AHI and consolidated subsidiaries of approximately $             million relating to the ADIA affiliates' exchange of Ares Operating Group Units for Ares Management, L.P. common units in connection with the Reorganization;

  •
  the reclassification from redeemable interests in AHI and consolidated subsidiaries and from controlling interest in equity of AHI and consolidated subsidiaries of approximately $       million and $       million, respectively, to non-controlling interests in Ares Operating Group relating to the            Ares Operating Group Units to be held directly by APMC and certain limited partners following the Reorganization; such units represent        % of all Ares Operating Group Units outstanding immediately following this offering;

  •
  the unitization of certain existing interests held by APMC (on behalf of certain of our senior members and senior professionals) that represent less than a full common interest (for example, "profits interests") in Ares Investments and Ares Holdings into Ares Operating Group Units;

  •
  the issuance of             common units in this offering at the assumed initial public offering price of $         per common unit (the midpoint of the estimated offering price range set forth on the front

    cover of this prospectus), less estimated underwriting discounts and the payment of offering expenses of approximately $        million;

  •
  a cash distribution to our existing owners totaling $        million;

  •
  the use of a portion of the proceeds from this offering to repay $       million of outstanding indebtedness under the Credit Facility;

  •
  an adjustment to reflect compensation expense associated with the conversion and vesting of Ares Operating Group Units;

  •
  an adjustment to reflect compensation expense associated with the grant and vesting of             restricted common units and            phantom restricted common units, which will be granted to our professionals at the time of this offering;

  •
  the reclassification from net income attributable to controlling interests in AHI and consolidated subsidiaries to net income attributable to non-controlling interest of AHI and consolidated subsidiaries of approximately $       million and $       million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, relating to the Ares Operating Group Units held directly by APMC after this offering; such units represent         % of all Ares Operating Group Units outstanding after this offering; and

  •
  the reclassification from net income attributable to non-controlling interests in AHI and consolidated subsidiaries to net income attributable to Ares Management, L.P. of approximately $       million and $       million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, relating to the ADIA affiliates' exchange of Ares Operating Group Units for Ares Management, L.P. common units in connection with the Reorganization.

        As described in greater detail under "Certain Relationships and Related Person Transactions—Tax Receivable Agreement," we have entered into a tax receivable agreement with the TRA Recipients that will provide for the payment by the corporate taxpayers to the TRA Recipients of 85% of the amount of cash tax savings, if any, in U.S. federal, state, local and foreign income tax or franchise tax that the corporate taxpayers actually realize (or are deemed to realize in the case of an early termination payment by the corporate taxpayers or a change of control) as a result of increases in tax basis and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. No such tax benefits have been assumed in the unaudited pro forma consolidated financial data and therefore no pro forma adjustment related to the tax receivable agreement is necessary.

        As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the Commission, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing, tax and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

        The unaudited pro forma consolidated financial data should be read together with "Organizational Structure," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined and consolidated financial statements and related notes included elsewhere in this prospectus.

        The unaudited pro forma consolidated financial data is included for informational purposes only and does not purport to reflect the results of operations or financial position of Ares Management, L.P. that would have occurred had the transactions described above occurred on the dates indicated or had we operated as a public entity during the periods presented or for any future period or date. The unaudited pro forma consolidated financial data should not be relied upon as being indicative of our future or actual results of operations or financial condition had the Reorganization or Offering Transactions described under "Organizational Structure" and the other transactions described above occurred on the dates assumed. The unaudited pro forma consolidated financial data also does not project our results of operations or financial position for any future period or date.

Unaudited Condensed Combined and Consolidated Pro Forma Statement of Financial Condition
As of September 30, 2013

	Pre-IPO Ares Combined Historical	Reorganization and Offering Adjustments(1)		Ares Management, L.P. Consolidated Pro Forma
	(Dollars in thousands)
Assets:
Cash and cash equivalents	$223,362		(d)
			(e)
			(f)
Restricted cash and securities	9,691
Investments, at fair value	154,055
Performance fees receivable	121,187
Derivative assets, at fair value	1,347
Due from affiliates	112,227
Intangible assets, net	74,865
Goodwill	58,159
Other assets	56,682
Assets of Consolidated Funds:
Cash and cash equivalents	2,193,062
Restricted cash and securities	5,000
Investments, at fair value	20,777,899
Due from affiliates	6,879
Dividends and interest receivable	198,191
Receivable for securities sold	1,095,032
Derivative assets, at fair value	10,489
Other assets	41,021

Total assets	$25,142,148

Liabilities
Debt obligations	$331,119		(f)
Accounts payable, accrued expenses and other liabilities	70,790
Deferred tax liability, net	3,110
Performance fee compensation payable	276,239
Derivative liabilities, at fair value	4,606
Accrued compensation	105,113
Due to affiliate	24,298
Liabilities of Consolidated Funds:
Accounts payable, accrued expenses and other liabilities	75,471
Payable for securities purchased	1,192,536
Derivative liabilities, at fair value	59,187
Due to affiliates	804
Securities sold short, at fair value	12,600
Deferred tax liability, net	17,309
CLO loan obligations	11,015,422
Fund borrowings	4,184,953
Mezzanine debt	247,809

Total liabilities	$17,621,366

Commitments and contingencies	—
Redeemable non-controlling interest in Consolidated Funds	$1,051,135
Redeemable interest in AHI and consolidated subsidiaries	29,444		(b)
Non-controlling interest in Consolidated Funds
Non-redeemable non-controlling interest in Consolidated Funds	5,477,223
Equity appropriated for Consolidated Funds	167,099

Non-controlling interest in Consolidated Funds	5,644,322
Non-controlling interest in equity of AHI and consolidated subsidiaries
Members' equity	101,343		(a)(e)
Common stock (common B shares, 5,000 shares authorized, 4,990 shares issued and outstanding, $0.001 par value)	—
Additional paid in capital	101,207		(a)
Retained earnings	494		(a)(e)
Accumulated other comprehensive (loss)	(64)		(a)

Non-controlling interest in AHI and consolidated subsidiaries	202,980

Controlling interest in equity of AHI and consolidated subsidiaries
Members' equity	372,437		(a)
			(b)
			(c)
			(d)
			(e)
Common stock (common B shares, 5,000 shares authorized, 4,990 shares issued and outstanding, $0.001 par value)	—
Additional paid in capital	324,341		(a)
Retained earnings	(103,925)		(a)
Accumulated other comprehensive (loss)	48		(a)

Total controlling interest in equity of AHI and consolidated subsidiaries	592,901
Non-controlling interests in Ares Operating Group	—		(b)
			(c)

Total equity	6,440,203

Total liabilities, non-controlling interests and equity	$25,142,148

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of Financial Condition

1.     Reorganization and Offering Adjustments

  Prior to this offering, in exchange for its interest in Ares Management, L.P., APMC will transfer to Ares Management, L.P. its interests in each of AHI, Ares Domestic Holdings, Inc., Ares Offshore Holdings, Ltd., Ares Real Estate Holdings LLC and a portion of its interest in Ares Investments. APMC's interests are reflected as controlling interests in AHI and consolidated subsidiaries within Pre-IPO Ares' financial statements. Similarly, prior to this offering, in exchange for their interest in Ares Management, L.P., affiliates of ADIA will transfer to Ares Management, L.P. their interests in each of AHI, Ares Domestic Holdings, Inc., Ares Offshore Holdings, Ltd., Ares Investments and Ares Real Estate Holdings LLC. The ADIA affiliates' interests are reflected as non-controlling interests in AHI and consolidated subsidiaries within Pre-IPO Ares' financial statements. For more detailed information regarding the Reorganization, please see "Organizational Structure—Reorganization."

  Following the Reorganization, APMC's and the ADIA affiliates' interests in Ares Management, L.P. will be reflected as members' equity in the combined and consolidated statement of financial condition of Ares Management, L.P. In addition, APMC's and the ADIA affiliates' interests in Ares Management, L.P. will be reflected as net income attributable to Ares Management, L.P. in the combined and consolidated statements of operations of Ares Management, L.P.

  Further, prior to this offering and in connection with the Reorganization, certain existing interests held by APMC (on behalf of certain of our senior members and senior professionals) that represent less than a full common interest (for example, "profits interests") in Ares Investments and Ares Holdings will be recapitalized into Ares Operating Group Units. We refer to this recapitalization as the "unitization." These interests are currently reflected as controlling interests in AHI and consolidated subsidiaries within Pre-IPO Ares' financial statements; following this offering, these interests will be reflected as non-controlling interests in the Ares Operating Group in Ares Management, L.P.'s financial statements.

  (a)
  Reflects a reclassification from non-controlling interests in AHI and consolidated subsidiaries to controlling interest in equity of AHI and consolidated subsidiaries of approximately $       million relating to the ADIA affiliates' exchange of Ares Operating Group Units for Ares Management, L.P. common units in connection with the Reorganization.

  (b)
  Reflects the reclassification from redeemable interests in AHI and consolidated subsidiaries and from controlling interest in equity of AHI and consolidated subsidiaries of approximately $       million and $       million, respectively, to non-controlling interests in Ares Operating Group relating to the            Ares Operating Group Units to be held directly by APMC and certain limited partners following the Reorganization; such units represent        % of all Ares Operating Group Units outstanding immediately following this offering.

  (c)
  Reflects the unitization of        % of APMC's existing interests in Ares Investments and Ares Holdings for            Ares Operating Group Units in connection with the Reorganization.

  (d)
  Reflects net proceeds of $       million from this offering based on the issuance of            common units the assumed initial public offering price of $        per common unit (the midpoint of the estimated offering price range set forth on the front cover of this prospectus), with a corresponding increase to controlling interest in equity of AHI and consolidated subsidiaries.

  (e)
  Reflects a distribution to our existing owners in an amount of $       million.

  (f)
  Reflects the use of a portion of the proceeds from this offering to repay $       million of outstanding indebtedness under the Credit Facility, which matures on December 17, 2017 and currently bears a variable interest rate based on LIBOR plus 1.75%. As of September 30, 2013, our revolving credit facility bore interest at a rate of 1.94%.

Unaudited Condensed Combined and Consolidated Pro Forma Statements of Operations
For the Nine Months Ended September 30, 2013

	Pre-IPO Ares Combined Historical	Reorganization and Offering Adjustments(1)		Ares Management, L.P. Consolidated Pro Forma
	(Dollars in thousands, except per unit data)
Revenues
Management fees	$270,405	$		$
Performance fees	48,867
Other fees	13,444

Total revenues	332,716

Expenses
Compensation and benefits	240,841		(g)
Performance fee compensation	123,087
Consolidated Funds expenses	96,831
General, administrative and other expense	99,138

Total expenses	559,897

Other income (expense)
Interest and other income	5,463
Interest expense	(7,365)
Interest and other income of Consolidated Funds	945,018
Interest expense of Consolidated Funds	(336,786)
Net realized gain on investments	177
Net change in unrealized (depreciation) appreciation on investments	(996)
Net realized gain on investments of Consolidated Funds	88,996
Net change in unrealized (depreciation) appreciation on investments of Consolidated Funds	60,823

Total other income	755,330

Income before taxes	528,149
Income tax expense	35,552

Net income	492,597

Less: Net income attributable to non-controlling interests and redeemable non-controlling interests in Consolidated Funds	346,615

Less: Net income attributable to non-controlling interests in consolidated subsidiaries	28,833		(h)(i)

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$117,149	$	(h)	$

Net income attributable to Ares Management, L.P.				$	(i)

Net income per common unit
Basic				$	(j)

Diluted				$	(j)

Weighted average common units outstanding
Basic				$	(j)

Diluted				$	(j)

 Unaudited Condensed Combined and Consolidated Pro Forma Statements of Operations
For the Year Ended December 31, 2012

	Pre-IPO Ares Combined Historical	Reorganization and Offering Adjustments(1)		Ares Management, L.P. Consolidated Pro Forma
	(Dollars in thousands, except per unit data)
Revenues
Management fees	$249,584	$		$
Performance fees	69,491
Other fees	14,971

Total revenues	334,046

Expenses
Compensation and benefits	288,719		(g)
Performance fee compensation	267,725
Consolidated Funds expenses	116,505
General, administrative and other expense	85,582

Total expenses	758,531

Other income (expense)
Interest and other income	8,431
Interest expense	(8,679)
Debt extinguishment expense	(3,032)
Interest and other income of Consolidated Funds	1,406,593
Interest expense of Consolidated Funds	(449,377)
Net realized gain on investments	6,662
Net change in unrealized (depreciation) appreciation on investments	(1,670)
Net realized gain on investments of Consolidated Funds	1,794,412
Net change in unrealized (depreciation) appreciation on investments of Consolidated Funds	(1,067,013)

Total other income	1,686,327

Income before taxes	1,261,842
Income tax expense	26,154

Net income	1,235,688

Less: Net income attributable to non-controlling interests in Consolidated Funds	933,592

Less: Net income attributable to non-controlling interests in consolidated subsidiaries	81,450		(h)(i)

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$220,646	$	(i)	$

Net income attributable to Ares Management, L.P.				$	(i)

Net income per common unit
Basic				$	(j)

Diluted				$	(j)

Weighted average common units outstanding
Basic				$	(j)

Diluted				$	(j)

 Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statements of Operations

1.     Reorganization and Offering Adjustments

  (g)
  Reflects additional compensation expense associated with (1) the conversion and vesting of Ares Operating Group Units, (2) the grant of restricted common units and (3) the grant of phantom restricted common units. The effects of these items on our unaudited condensed combined and consolidated pro forma statements of operations for the nine months ended September 30, 2013 and the year ended December 31, 2012 are as follows:

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Conversion and vesting of Ares Operating Group Units(1)	$	$
Grant of restricted common units(2)
Grant of phantom restricted common units(3)
Total	$	$

    (1)
    As part of the Reorganization, certain existing interests held by APMC (on behalf of certain of our senior members and senior professionals) that represent less than a full common interest (for example, "profits interests") in Ares Investments and Ares Holdings will be recapitalized into Ares Operating Group Units, all of which will become fully vested prior to this offering. The total compensation expense to be recognized as a result of the accelerated vesting for the unvested portion is $       million.

    (2)
    At the time of this offering, we intend to grant restricted common units of Ares Management, L.P. with an aggregate value of approximately $       million based on            restricted            units at $        per unit (the midpoint of the estimated offering price range set forth on the front cover of this prospectus) to our professionals and to our outside directors. The restricted common units will vest over a service period, which ranges from      to      years. The grant date fair value of the units will be charged to compensation expense as they vest over the applicable service period. The amount of the adjustment has been derived based on a grant date fair value equal to the assumed initial public offering price of $            per unit (the midpoint of the estimated offering price range set forth on the front cover of this prospectus), multiplied by the number of restricted common units, expensed over the assumed service period. Additionally, the calculation of the expense assumes a forfeiture rate up to        %. The total compensation expense expected to be recognized in all future periods associated with the restricted common units, considering assumed forfeitures, is $       million.

    (3)
    At the time of this offering, we intend to grant phantom restricted common units of Ares Management, L.P. with an aggregate value of approximately $       million based on            phantom restricted common units at $        per unit (the midpoint of the estimated offering price range set forth on the front cover of this prospectus) to our professionals. The phantom restricted common units will vest over a service period of      years. Upon vesting, the units will be settled in cash. Because the awards are subject to vesting, no liability will be recorded upon grant and thus no pro forma adjustment is reflected in our unaudited condensed combined and consolidated pro forma statement of financial condition. The fair value of the units will be re-measured each reporting period until settlement and changes in fair value will be charged to compensation expense as the units vest over the remaining service period. The amount of the adjustment has been derived based on a grant date fair value equal to the assumed initial public offering price of $        per unit (the midpoint of the estimated offering price range set forth on the front cover of this prospectus), multiplied by the number of unvested units, expensed over the assumed service period. No change to the fair value of the liability is assumed over the periods presented. Additionally, the calculation of the expense assumes a forfeiture rate of up to      %. The total compensation expense assumed to be recognized in all future periods associated with the phantom restricted common units, considering estimated forfeitures, is $       million. Actual expense may vary significantly.

  (h)
  Reflects a reclassification from net income attributable to controlling interests in AHI and consolidated subsidiaries to net income attributable to non-controlling interests of AHI and consolidated subsidiaries of approximately $       million and $       million for the nine months ended September 30, 2013 and the year ended December, 31, 2012, respectively, relating to the            Ares Operating Group Units held directly by APMC after this offering; such units represent        % of all Ares Operating Group Units outstanding after this offering.

  (i)
  Reflects a reclassification from net income attributable to non-controlling interests in AHI and consolidated subsidiaries to net income attributable to Ares Management, L.P. of approximately $       million and $       million for the nine months ended September 30, 2013 and the year ended December, 31, 2012, respectively, relating to the ADIA affiliates' exchange of Ares Operating Group Units for Ares Management, L.P. common units in connection with the Reorganization.

2.     Calculation of Net Income per Common Unit

  (j)
  For purposes of calculating pro forma net income per common unit, the number of common units of Ares Management, L.P. outstanding are calculated as follows:

      Common units outstanding immediately following the Reorganization
      Common units issued in this offering
      Total pro forma Ares Management, L.P. common units outstanding

    The weighted-average common units outstanding are calculated as follows:

	Nine Months Ended September 30, 2013		Year Ended December 31, 2012
	Basic	Diluted	Basic	Diluted
Ares Management, L.P. common units outstanding
Restricted common units(1)
Ares Operating Group Units(2)

Weighted-average common units outstanding

    (1)
    We apply the treasury stock method to determine the dilutive weighted-average common units represented by our restricted common units. Under the treasury stock method, compensation expense attributed to future services and not yet recognized is presumed to be used to acquire outstanding common units, thus reducing the weighted-average number of units and the dilutive effect of these awards.

    (2)
    In connection with the Reorganization, we will enter into an exchange agreement with the holders of the Ares Operating Group Units. Under the exchange agreement, subject to the applicable vesting and minimum retained ownership requirements and transfer restrictions, such holders may up to four times each year from and after the first anniversary of the date of the consummation of this offering (subject to the terms of the exchange agreement), exchange their Ares Operating Group Units for Ares Management, L.P. common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. A holder of Ares Operating Group Units must exchange one Ares Operating Group Unit in each of the five Ares Operating Group entities to effect an exchange for a common unit of Ares Management, L.P.

    We apply the "if-converted" method to the vested Ares Operating Group Units to determine the dilutive weighted-average common units outstanding. Under the "if-converted" method, units are increased by the additional number of common units that would have been outstanding if the securities had been converted at the beginning of each reporting period. We apply the treasury stock method to unvested Ares Operating Group Units and the "if-converted" method on the resulting number of additional Ares Operating Group Units to determine the dilutive weighted-average common units represented by unvested Ares Operating Group Units.

    In computing the dilutive effect that the exchange of Ares Operating Group Units would have on net income per common unit, we considered that net income available to holders of common units would increase due to the elimination of non-controlling interests in consolidated entities associated with the Ares Operating Group Units (including any tax impact). Based on these calculations, the incremental            Ares Operating Group Units were antidilutive, and therefore have been excluded.

    Pro forma basic and diluted net income per common unit are calculated as follows (dollars in millions, except per unit data):

	Nine Months Ended September 30, 2013		Year Ended December 31, 2012
	Basic	Diluted	Basic	Diluted
Pro forma income attributable to Ares Management, L.P.(1)	$	$	$	$
Weighted average common units outstanding

Pro forma net income per common unit	$	$	$	$

    (1)
    In computing the dilutive effect that the exchange of Ares Operating Group Units would have on net income per common unit, we considered that net income attributable to Ares Management, L.P. would increase due to the elimination of non-controlling interests in consolidated entities associated with the Ares Operating Group Units (including any tax impact).

3.     Segment Results—Pro Forma

    We contemplated the impact of these pro forma adjustments on the measures that we use to evaluate our operating segment results. We determined that these pro forma adjustments do not give rise to any material change to our reported results of economic net income, fee related earnings, performance related earnings or distributable earnings; therefore, no pro forma impact is presented.

SELECTED FINANCIAL DATA

        The following tables present selected historical financial information and other data of Pre-IPO Ares. Ares Management, L.P. was formed on November 15, 2013 to serve as a holding partnership for our businesses. Ares Management, L.P. has not commenced operations and has nominal assets and liabilities. To facilitate this offering, we will consummate the Reorganization in which Ares Management, L.P. will become the successor to AHI and Ares Investments for financial accounting purposes under GAAP. See "Organizational Structure."

        We derived the selected historical combined and consolidated statements of operations data of Pre-IPO Ares for the years ended December 31, 2012, 2011 and 2010 and the summary historical combined and consolidated statements of financial condition data for the years ended December 31, 2012 and 2011 from its audited combined and consolidated financial statements, which are included elsewhere in this prospectus. We derived the summary historical combined and consolidated statements of income and financial condition data of Pre-IPO Ares for the nine months ended September 30, 2013 and 2012 from its unaudited combined and consolidated financial statements, which are included elsewhere in this prospectus. The unaudited combined and consolidated financial statements have been prepared on substantially the same basis as the audited combined and consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of Pre-IPO Ares' combined and consolidated financial position and results of operations.

        The selected historical financial data is not indicative of the expected future operating results of Ares Management, L.P. following the Reorganization, this offering and the Offering Transactions. Prior to this offering, we completed a series of transactions pursuant to which our business was reorganized into a holding partnership structure as described in "Organizational Structure."

        The following selected historical combined and consolidated financial data should be read together with "Organizational Structure," "Selected Financial Data," "Management's Discussion and Analysis of

Financial Condition and Results of Operations" and our historical combined and consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Dollars in thousands)
Statements of operations data
Revenues
Management fees	$270,405	$173,958	$249,584	$185,084	$137,112
Performance fees	48,867	46,019	69,491	6,938	63,243
Other fees	13,444	11,382	14,971	14,943	16,866

Total revenues	332,716	231,359	334,046	206,965	217,221

Expenses
Compensation and benefits	240,841	204,698	288,719	200,784	163,936
Performance fee compensation	123,087	233,070	267,725	120,451	264,251
Consolidated Funds expenses	96,831	75,437	116,505	78,102	64,641
General, administrative and other expenses	99,138	60,800	85,582	68,575	39,772

Total expenses	559,897	574,005	758,531	467,912	532,600

Other income (expense)
Interest and other income	5,463	5,348	8,431	5,259	6,261
Interest expense	(7,365)	(6,338)	(8,679)	(5,953)	(5,405)
Debt extinguishment expense	—	—	(3,032)	(1,183)	—
Interest and other income of Consolidated Funds	945,018	1,065,929	1,406,593	1,425,711	1,351,054
Interest expense of Consolidated Funds	(336,786)	(357,107)	(449,377)	(327,959)	(300,118)
Net realized gain (loss) on investments	177	1,315	6,662	(1,096)	27,227
Net change in unrealized (depreciation) appreciation on investments	(996)	5,627	(1,670)	(4,387)	15,234
Net realized gain on investments of Consolidated Funds	88,996	1,350,197	1,794,412	1,040,530	19,075
Net change in unrealized (depreciation) appreciation on investments of Consolidated Funds	60,823	(572,523)	(1,067,013)	(917,033)	1,302,891

Total other income	755,330	1,492,448	1,686,327	1,213,889	2,416,219

Income before taxes	528,149	1,149,802	1,261,842	952,942	2,100,840
Income tax expense	35,552	23,413	26,154	29,573	19,375

Net income	492,597	1,126,389	1,235,688	923,369	2,081,465

Less: Net income attributable to non-controlling interests in Consolidated Funds	346,615	886,643	933,592	790,529	1,760,074

Less: Net income attributable to non-controlling interests in consolidated subsidiaries	28,833	70,838	81,450	35,492	73,907

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$117,149	$168,908	$220,646	$97,348	$247,484

	As of September 30,	As of December 31,
	2013	2012	2011	2010
	(Dollars in thousands)
Statements of financial condition data
Cash and cash equivalents	$223,362	$68,457	34,422	$88,461
Cash and cash equivalents of Consolidated Funds(1)	2,193,062	1,707,640	1,526,871	1,099,887
Investments	154,055	105,753	81,995	69,587
Investments of Consolidated Funds	20,777,899	21,734,983	21,391,239	20,703,018
Total assets	25,142,148	24,495,877	23,734,935	22,593,493
Debt obligations	331,119	336,250	205,000	144,322
CLO loan obligations of Consolidated Funds	11,015,422	9,818,059	8,573,101	7,034,057
Consolidated Funds' borrowings	4,184,953	4,512,229	4,969,823	4,865,662
Mezzanine debt of Consolidated Funds	247,809	117,527	375,128	547,967
Total liabilities	17,621,366	16,373,470	14,996,296	13,517,831
Commitments and contingencies	—	—	—	—
Redeemable non-controlling interest in Consolidated Funds	1,051,135	1,100,108	1,024,152	1,112,054
Redeemable interest in AHI and consolidated subsidiaries	29,444	25,995	21,208	—
Non-controlling interest in Consolidated Funds	5,644,322	6,367,291	7,183,991	7,345,647
Non-controlling interest in AHI and consolidated subsidiaries	202,980	135,328	154,734	174,429
Total controlling interest in equity of AHI and consolidated subsidiaries	592,901	493,685	354,554	443,532
Total equity	6,440,203	6,996,304	7,693,279	7,963,608
Total liabilities, non-controlling interests and equity	25,142,148	24,495,877	23,734,935	22,593,493

(1)
The entities comprising our Consolidated Funds are not the same entities for all periods presented. Pursuant to revised consolidation guidance that became effective January 1, 2010, we consolidated the existing and any subsequently acquired CLOs where we hold a controlling financial interest. The consolidation of funds during the periods generally has the effect of grossing up reported assets, liabilities and cash flow, and has no effect on net income attributable to Pre-IPO Ares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganization and Offering Transactions—Consolidation and Deconsolidation of Ares Funds" and "—Critical Accounting Policies—Principles of Consolidation" and Note 2, "Summary of Significant Accounting Policies," to our combined and consolidated financial statements appearing elsewhere in this prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the historical combined and consolidated financial statements and the related notes included elsewhere in this prospectus.

        The historical combined and consolidated financial data discussed below reflect the historical results of operations and financial position of AHI and Ares Investments, which directly or indirectly hold controlling-interests in Ares Management LLC and Ares Investments Holdings LLC, as well as their wholly owned subsidiaries, which are under common control of our individual partners and common ownership of our individual partners with minority non-control oriented investments with limited voting rights by entities affiliated with ADIA and Allegheny. AHI and Ares Investments are considered our predecessors for financial accounting purposes under GAAP, and their combined and consolidated financial statements will be our historical combined and consolidated financial statements following this offering. The historical combined and consolidated financial data discussed below does not give effect to the Reorganization, this offering and the Offering Transactions. See "Organizational Structure" and "Unaudited Pro Forma Financial Data" included elsewhere in this prospectus.

        This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those included in the section entitled "Risk Factors" contained elsewhere in this prospectus describing key risks associated with our business, operations and industry. Actual results may differ materially from those contained in our forward-looking statements. Percentages presented in the tables throughout our discussion and analysis of financial condition and results of operations may reflect rounding adjustments and consequently totals may not appear to sum. The highlights listed below have had significant effects on many items within our combined and consolidated financial statements and affect the comparison of the current period's activity with those of prior periods.

 Our Business

        We are a leading global alternative asset manager that manages four distinct but complementary investment groups, which are our reportable segments: Tradable Credit Group, Direct Lending Group, Private Equity Group and Real Estate Group.

  •
  Tradable Credit Group:  Our Tradable Credit Group is a leading participant in the tradable, non-investment grade corporate credit markets, with $27 billion of assets under management. The group manages various types of investment funds, ranging from commingled and separately managed accounts for institutional investors to publicly traded vehicles and sub-advised funds for retail investors. While each of the group's over 75 funds is tailored to specific investment objectives, mandates can be broadly categorized between long-only credit and alternative credit investment strategies. Long-only credit funds primarily seek to outperform the corresponding performing bank loan or high yield market indices. Alternative credit funds primarily seek to deliver compelling absolute risk-adjusted returns relative to publicly traded stocks, hedge funds, distressed funds, bank loans, high yield bonds or other investment types.

  •
  Direct Lending Group:  Our Direct Lending Group is one of the largest self-originating direct lenders to the U.S. and European markets, with $24 billion of assets under management. The group's primary U.S. and European funds are ARCC and ACE II, respectively. ARCC is the largest business development company registered under the Investment Company Act of 1940, by market capitalization and total assets, and has a nearly ten year track record of investment outperformance. ACE II is one of the largest investment funds dedicated to private direct lending in the European middle market. The group generates fees from over 25 other funds that include joint venture lending programs with affiliates of General Electric, separately managed accounts for large institutional investors seeking tailored investment solutions and commingled funds.

  •
  Private Equity Group:  Our Private Equity Group has achieved compelling investment returns for a loyal and growing group of high profile limited partners and has $10 billion of assets under management. The group focuses on majority or shared-control investments, principally in under-capitalized companies. The group manages five private equity commingled funds: ACOF I ($751 million fund size / 2003 vintage), ACOF II ($2.1 billion fund size / 2006 vintage), ACOF III ($3.5 billion fund size / 2008 vintage) and ACOF IV ($4.7 billion fund size / 2012 vintage), which focus primarily on North America and, to a lesser extent, Europe, and ACOF Asia ($220 million fund size / 2011 vintage), which focuses on growth equity opportunities in China.

  •
  Real Estate Group:  Our Real Estate Group manages comprehensive public and private equity and debt strategies, with $9 billion of assets under management. Our group focuses on lending and investing assets that have been under-managed or need repositioning in their markets. The group has achieved significant scale in a short period of time through various acquisitions and successful fundraising efforts, including our recent acquisition of AREA in 2013. The group provides investors access to its capabilities through its publicly traded commercial mortgage REIT (ACRE) focused on direct lending on properties owned by commercial real estate sponsors and operators, U.S. and European real estate private equity commingled funds, separately managed accounts and other fund types. In addition to our $9 billion of assets under management, we service a portfolio of over $5 billion in mortgage loans through a subsidiary of ACRE.

        The focus of our business model is to provide our investment management capabilities through various funds and products that meet the needs of a wide range of institutional and retail investors. Our revenues consist primarily of management fees and performance fees, as well as investment income and administrative expense reimbursements. Management fees are generally based on a defined percentage of average fair value of assets, total commitments, invested capital, net asset value, net investment income or par value of the investment portfolios we manage. Performance fees are based on certain specific hurdle rates as defined in our Consolidated Funds' and non-consolidated funds' applicable investment management agreements and may be either an incentive fee or a special residual allocation of income in the form of carried interest. Investment income (loss) represents the unrealized and realized appreciation (depreciation) resulting from the investments of AIH LLC and the Consolidated Funds. We also provide administrative services to certain of our affiliated funds that are reported as other fees. In accordance with GAAP, we are required to consolidate those funds in which we hold a general partner interest that gives us substantive control rights over those funds. However, for segment reporting purposes, we present revenues and expenses on a combined segment basis, which deconsolidates these funds and therefore shows the standalone results of our operating segments without giving effect to the consolidation of the funds. Accordingly, our segment revenues consist of management fees, administrative fees and other income, as well as realized and unrealized performance fees. Our segment expenses consist of compensation and benefits, general, administrative and other expenses, as well as realized and unrealized performance fee compensation.

        Our businesses are subject to a number of inherent risks. We believe that the primary risks affecting our businesses which could have an adverse impact on our revenues and profitability include:

  •
  a complex regulatory and tax environment, which could restrict our operations or the operations of our funds and portfolio companies and subject us to increased compliance costs and administrative burdens, as well as restrictions on our business activities;

  •
  poor performance by our funds due to market conditions, political environments, monetary and fiscal policy or other conditions beyond our control;

  •
  the reputational harm that we would experience as a result of inappropriately addressing conflicts of interest, poor performance by the investments we advise or the actual or alleged failure by us, our employees, our funds or our portfolio companies to comply with applicable regulations and the increasingly complex political and regulatory environment;

  •
  potential variability in our period to period earnings due primarily to mark-to-market valuations of our unrealized investments. As a result of this variability the market price of our common units may be volatile and subject to fluctuations;

  •
  the increasing demands of the investing community, including with respect to fee compression and other terms, which could materially adversely affect our revenues; and

  •
  an investment in our common units is not an investment in our underlying funds. Moreover, there can be no assurance that projections respecting performance of our underlying funds or unrealized values will be achieved.

Trends Affecting Our Business

        Our results of operations are affected by a variety of factors, including conditions in the global financial markets and the economic and political environments, particularly in the United States and Western Europe. We believe that our disciplined investment philosophy across our four distinct but complementary investment groups contributes to the stability of our firm's performance throughout market cycles. Additionally, approximately 66% of our AUM was in funds with a contractual life of seven years or more as of September 30, 2013, our funds have a stable base of committed capital, and can take advantage of market volatility.

        In general, 2013 was characterized by the ongoing economic recovery and increasing investor demand to achieve higher yields given historically low interest rates fueled by central banks' activities. While the economic recovery in the United States and elsewhere has continued, it has bypassed certain sub-sectors of the finance and non-investment grade credit markets. In Europe, monetary measures forestalled long-anticipated fire-sales by banks of their troubled assets, but the banks' weakened financial condition created a partial void in the availability of debt capital for many of their traditional corporate borrowers. Investors' desire to achieve higher yield, coupled with low interest rates, continue to drive corporate bond issuance to record levels in the United States and Europe, while the generally positive economic and liquidity environments kept corporate default rates low. Credit indices rose sharply in 2012, with the Merrill Lynch U.S. High Yield Master II index up 15.6% since 2011 and the Credit Suisse Leveraged Loan index rising 9.4%. Benchmark rates remain at/near historic lows and high yield spreads narrowed nearly 200 basis points in 2012. As rising equity markets neared pre-crisis highs, new issuance of convertible securities slowly restarted after residing at historically low levels since the onset of the crisis. For Ares, these markets and economies have created opportunities for our businesses particularly in direct lending and alternative credit funds.

        In addition to these macroeconomic trends and market factors, our future performance is heavily dependent on our ability to attract new capital, generate strong, stable returns, source investments with attractive risk-adjusted returns and provide attractive products to a growing investor base.

  •
  The extent to which investors favor alternative investments.  Our ability to attract new capital is dependent on investors' views of alternative assets relative to traditional assets. We believe fundraising efforts will continue to be impacted by certain fundamental asset management trends that include: (1) the increasing importance and market share of alternative investment strategies to investors of all types as investors focus on lower-correlated and absolute levels of return, (2) increasing demand for alternative assets from retail investors, (3) shifting asset allocation policies of institutional investors, (4) de-leveraging of the global banking system and (5) increasing barriers to entry and growth.

  •
  Our ability to generate strong, stable returns and retain investor capital throughout the market cycle. The strength and stability of our funds' investment performance is a significant factor in investors' willingness to allocate capital to us. The capital we are able to attract and retain drives the growth of our AUM, fee earning AUM and management fees we earn.

  •
  Our ability to source investments with attractive risk-adjusted returns.  Our ability to continue to grow our revenue is dependent on our continued ability to source attractive investments and completely utilize the capital that we have raised. Because we pursue investment opportunities strategically as they arise and we have a long-term investment horizon, the capital deployed in any one quarter may vary significantly from the cumulative capital deployed in a given year. We believe that the current economic environment provides significant opportunities to pursue attractive investment opportunities. In addition, we believe that our ability to efficiently and effectively invest our growing pool of AUM puts us in a position to maintain our revenue growth over time. Our ability to identify attractive investments and execute on those investments is dependent on a number of factors, including the general macroeconomic environment, and valuation, size, and liquidity of such investment opportunity.

  •
  The attractiveness of our product suite to the evolving complexion of investor types.  Defined contribution plans and retail investors are demanding more exposure to alternative investment products to seek differentiated returns and current yields. Our publicly traded funds capitalize on these opportunities by offering retail investors the ability to take advantage of our market-leading investment groups. We believe that the breadth, diversity and number of investment vehicles we offer allows us to maximize our reach with investors.

Reorganization and Offering Transactions

        In connection with this offering, we intend to effect a Reorganization described in greater detail under "Organizational Structure." The Reorganization includes the following elements:

Conversion of Profit Interests

        Certain existing interests held by APMC (on behalf of our senior members and senior professionals) that represent less than a full common interest (for example, "profits interests") in Ares Investments and Ares Holdings will be recapitalized into Ares Operating Group Units. The common interests held (whether directly or indirectly) in Ares Holdings, Ares Domestic, Ares Offshore, Ares Investments, and Ares Real Estate by individuals will be exchangeable for common units in Ares Management, L.P. as described under "Organizational Structure—Exchange Agreement" and "Certain Relationships and Related Party Transactions—Exchange Agreement."

Distribution of Earnings

        In the normal course of business, we have made distributions to our existing owners, including distributions sourced from investment income and performance fees. Prior to this offering, we expect to make a cash distribution to our existing owners, a portion of which will relate to our previously undistributed earnings.

Consolidation and Deconsolidation of Ares Funds

        Pursuant to GAAP, we consolidate our Consolidated Funds in our combined and consolidated financial statements presented in this prospectus. These funds represented approximately 36.9% of our AUM as of September 30, 2013 and 28.4% of our fund management fees and 74.8% of our performance fees for the nine months ended September 30, 2013. As of September 30, 2013 and December 31, 2012, 2011 and 2010, we consolidated 34, 29, 24 and 17 CLOs, respectively. In addition, we consolidated 36, 34, 28 and 23 non-CLOs as of September 30, 2013 and December 31, 2012, 2011 and 2010, respectively.

        We are not required under GAAP to consolidate in our combined and consolidated financial statements certain investment funds that we advise because such funds provide the limited partners with the right to dissolve the fund without cause by a simple majority vote of the Ares non-affiliated limited partners, which overcomes the presumption of control by us. In June 2009, the Financial Accounting

Standards Board ("FASB") amended its guidance on accounting for variable interest entities ("VIEs"). The new accounting guidance resulted in a change in our accounting policy effective January 1, 2010. Among other things, the new guidance (a) requires more qualitative than quantitative analysis to determine the primary beneficiary of a VIE, (b) requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE, (c) enhances disclosures about an enterprise's involvement with a VIE and (d) amends certain guidance for determining whether an entity is a VIE. Under the new guidance, a VIE must be consolidated if the enterprise has both (a) the power to direct the activities of the VIE that most significantly impact the entity's economic performance, and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Beginning in January 2010, we consolidated the CLOs that we advise as a result of revisions to the accounting standards governing consolidations. As of September 30, 2013 and years ended December 31, 2012, 2011 and 2010, the Company held $67.7 million, $46.5 million, $52.0 million and $70.4 million of investments in these CLOs, respectively, which represents its maximum exposure to loss. The maximum exposure to loss represents the Company's total investments in these securities. For the nine months ended September 30, 2013, we did not acquire any management contracts for CLOs. During the year ended December 31, 2012, we acquired management contracts for two CLOs that resulted in an additional $27.8 million of equity appropriated for our Consolidated Funds. During the year ended December 31, 2011, we acquired management contracts for six CLOs that resulted in an additional $225.4 million of equity appropriated for our Consolidated Funds. During the year ended December 31, 2010, we acquired management contracts for three CLOs that resulted in an additional $78.7 million of equity appropriated for our Consolidated Funds.

        The assets and liabilities of our Consolidated Funds are held within separate legal entities and, as a result, the liabilities of our Consolidated Funds are non-recourse to us. Generally, the consolidation of our Consolidated Funds has a significant gross-up effect on our assets, liabilities and cash flows but has no net effect on the net income attributable to our combined and consolidated results or on our total controlling equity. The majority of the net economic ownership interests of our Consolidated Funds are reflected as redeemable and non-redeemable non-controlling interests in the consolidated entities and equity appropriated for our Consolidated Funds in our combined and consolidated financial statements.

        We generally deconsolidate CLO funds upon liquidation or dissolution at the end of their finite lives. In contrast, the funds we advise are deconsolidated when we are no longer deemed to control the entity. During the nine months ended September 30, 2013, we had three CLOs that liquidated or dissolved and no VIEs that experienced a significant change in ownership or control.

        The performance of our Consolidated Funds is not necessarily consistent with or representative of the combined performance trends of all of our funds.

Managing Business Performance

Non-GAAP Financial Measures

        Economic Net Income.    Economic net income is a key performance indicator used in our industry. ENI represents net income excluding (a) income taxes, (b) operating results of our Consolidated Funds, (c) depreciation expense, (d) the effects of changes arising from corporate actions and (e) certain other items that we do not believe are indicative of our performance. Changes arising from corporate actions include equity-based compensation expenses, the amortization of intangible assets, transaction costs associated with acquisitions and capital transactions and expenses incurred in connection with corporate reorganization. We believe the exclusion of these items provides investors with a meaningful indication of our core operating performance. ENI is evaluated regularly by our management as a decision tool for deployment of resources and to assess performance of our business segments. We believe that reporting ENI is helpful in understanding our business and that investors should review the same supplemental non-GAAP financial measures that our management uses to analyze our segment performance.

        Distributable Earnings.    Distributable earnings is a component of ENI and FRE and is used to assess performance and amounts potentially available for distributions to unitholders. Distributable earnings differs from income (loss) before taxes computed in accordance with GAAP as it adjusts for items included in the calculation of ENI and FRE and further adjusts ENI and FRE for realized performance fees, realized performance fee compensation, realized investment and other income, net, and certain other items that we believe are indicative of our performance and adds back acquisition costs and depreciation and amortization included in the calculation of ENI.

        Fee Related Earnings.    Fee related earnings is a component of ENI and is used to assess the ability of our business to cover direct base compensation and operating expenses from management fees. FRE differs from income (loss) before taxes computed in accordance with GAAP as it adjusts for the items included in the calculation of ENI and further adjusts performance fees, performance fee compensation, investment income from our Consolidated Funds and certain other items that we believe are indicative of our performance.

        Performance Related Earnings.    Performance related earnings is a measure used to assess our investment performance. PRE differs from income (loss) before taxes computed in accordance with GAAP as it only includes performance fees, performance fee compensation and total investment income earned from our Consolidated Funds and non-consolidated funds. See Note 16, "Segment Reporting," to our combined and consolidated financial statements included elsewhere in this prospectus for more information.

        These non-GAAP financial measures supplement and should be considered in addition to and not in lieu of the results of operations discussed further under "—Overview of Combined and Consolidated Results of Operations" which are prepared in accordance with GAAP. For a reconciliation of these measures to the most comparable measure in accordance with GAAP, see "—Results of Operations by Segment—Reconciliation of Certain Non-GAAP Measures to Consolidated GAAP Financial Measures."

Operating Metrics

        We monitor certain operating metrics that are common to the alternative asset management industry.

Assets Under Management

        Assets under management ("AUM") refers to the assets of our funds. We view AUM as a metric to measure our investment and fundraising performance as it reflects assets generally at fair value plus available uncalled capital. For our funds other than CLOs, our AUM equals the sum of the following:

  •
  net asset value ("NAV") of such funds;

  •
  the drawn and undrawn debt (at the fund-level including amounts subject to restrictions); and

  •
  uncalled committed capital (including commitments to funds that have yet to commence their investment periods).

"NAV" refers to the:

  •
  value of all the assets of a fund (including cash and accrued interest and dividends);

  •
  less all liabilities of the fund (including accrued expenses and reserves for contingent liabilities).

For our funds that are CLOs, our AUM is equal to subordinated notes (equity) plus all drawn and undrawn debt tranches.

        The table below provides the period-to-period roll forward of AUM.

	As of September 30,	As of December 31,
	2013	2012	2011	2010
	(Dollars in millions)
Consolidated Segments
Change in AUM:
Beginning of period	$60,158	$49,263	$41,860	$33,831
Acquisitions(1)	6,091	—	6,027	2,405
Commitments(2)	8,112	15,132	4,725	5,380
Capital called, net(3)	(2,560)	(2,232)	(1,463)	(928)
Distributions(4)	(3,926)	(5,400)	(3,447)	(2,151)
Market appreciation (depreciation)(5)	1,946	3,395	1,558	3,323

End of period	$69,821	$60,158	$49,260	$41,860

(1)
Represents the AUM balance for acquisitions in the Tradable Credit, Real Estate and Direct Lending Groups.

(2)
Represents new commitments during the period, including equity and debt commitments and gross inflows into our open-ended managed accounts and sub-advised accounts, as well as equity offering by our publicly traded vehicles.

(3)
Represents capital called by our funds and the net change in leverage during the period.

(4)
Represents distributions and redemptions net of recallable amounts.

(5)
Includes fund net income, including interest income, realized and unrealized gains (losses), fees and expenses and the impact of foreign currency.

        Please refer to "—Results of Operations by Segment" for a detailed discussion by segment of the activity affecting total AUM for each of the periods presented.

Fee Earning Assets Under Management

        Fee earning AUM refers to the AUM on which we directly or indirectly earn management fees. We view fee earning AUM as a metric to measure changes in the assets from which we earn management fees. Our fee earning AUM is the sum of all the individual fee bases of our funds that contribute to our management fees and generally equals the sum of:

  •
  for certain closed-end funds within the reinvestment period in the Tradable Credit Group, the private equity funds, the mezzanine fund in the Direct Lending Group and certain private funds in the Real Estate Group, the amount of limited partner capital commitments (see "Fee earning AUM based on capital commitments" in the table below for the amount of this component of fee earning AUM as of each period);

  •
  for the aforementioned closed-end funds beyond the reinvestment period as well as the structured assets funds in the Tradable Credit Group, certain managed accounts within their reinvestment period and European funds in the Direct Lending Group and co-invest vehicles in the Real Estate Group, the amount of limited partner invested capital (see "Fee earning AUM based on invested capital" in the table below for the amount of this component of fee earning AUM as of each period);

  •
  for CLOs, the gross amount of aggregate collateral balance at par, adjusted for defaulted or discounted collateral (see "Fee earning AUM based on collateral balances, at par" in the table below for the amount of this component of fee earning AUM as of each period); and

  •
  for the remaining funds in the Tradable Credit Group, ARCC, certain managed accounts in the Direct Lending Group and certain debt funds in the Real Estate Group, the portfolio value, gross asset value or NAV, adjusted in certain instances for cash or certain accrued expenses (see "Fee earning AUM based on market value and other" in the table below for the amount of this component of fee earning AUM as of each period).

        Fee earning AUM in the Direct Lending Group includes fees generated from the Senior Secured Loan Fund LLC, which operates using the name "Senior Secured Loan Program" (the "SSLP"), through which ARCC co-invests with affiliates of General Electric, and from Ivy Hill Asset Management, L.P., a wholly owned portfolio company of ARCC, and a registered investment adviser, in each case calculated in accordance with the above.

        Our calculations of fee earning AUM and AUM may differ from the calculations of other alternative asset managers and, as a result, this measure may not be comparable to similar measures presented by others. In addition, our calculations of fee earning AUM and AUM may not be based on any definition of fee earning AUM or AUM that is set forth in the agreements governing the investment funds that we advise.

        The table below details fee earning AUM by its respective components at each period.

		As of December 31,
	As of September 30, 2013
		2012	2011	2010
	(Dollars in millions)
Consolidated Segments
Components of Fee Earning AUM
Fee earning AUM based on capital commitments(1)	$5,974	$5,553	$4,496	$4,081
Fee earning AUM based on invested capital(2)	10,682	6,452	4,742	4,584
Fee earning AUM based on market value/ other(3)	17,424	14,471	11,703	8,405
Fee earning AUM based on collateral balances, at par(4)	22,247	21,106	19,276	15,802

Total fee earning AUM	$56,327	$47,582	$40,216	$32,872

(1)
Reflects limited partner capital commitments where the investment period has not expired.

(2)
Reflects limited partner invested capital and includes amounts committed to or reserved for investments for certain real assets funds.

(3)
Market value/other include variances for some funds that are attributable to management fee basis calculations based on average portfolio values or beginning of period values.

(4)
Reflects the gross amount of aggregate collateral balances, at par, for our CLOs and the SSLP.

Overview of Combined and Consolidated Results of Operations

Revenues

        Revenues primarily consist of management fees and performance fees.

        Management Fees.    Management fees are generally based on a defined percentage of average fair value of assets, total commitments, invested capital, net asset value, net investment income or par value of the investment portfolios managed by us. Management fees also include a quarterly performance fee on the investment income from our publicly traded business development company, ARCC, which is managed by our subsidiary. ARCC's quarterly performance fees are equal to 20.0% of its pre-incentive fee income, as defined in ARCC's investment advisory and management agreement, in excess of 1.75% per quarter, or 7.0% per annum. Such fees from ARCC are classified as management fees as they are paid quarterly, are predictable and are recurring in nature. Management fees are recognized as revenue in the period that advisory services are rendered, subject to our assessment of collectability.

        As of the reporting date, accrued but unpaid management fees, net of management fee reductions and management fee offsets, are included under management fees receivable in Note 11, "Related Party Transactions," to our combined and consolidated financial statements included elsewhere in this prospectus.

        Performance Fees.    Performance fees are based on certain specific hurdle rates as defined in our Consolidated Funds' and non-consolidated funds' applicable investment management agreements. Performance fees are recorded on an accrual basis to the extent such amounts are contractually due. We have elected to adopt Method 2 of FASB Accounting Standards Codification ("ASC") 605-20, Revenue Recognition ("ASC 605") for revenue based on a formula. Under this method, we generally accrued for a performance-based fee if the return has exceeded certain hurdles or benchmarks. Performance fees are assessed as a percentage of the investment performance of the funds. As of the reporting date, accrued but unpaid performance fees are reflected in unrealized performance fee in Note 16, "Segment Reporting," to our combined and consolidated financial statements included elsewhere in this prospectus.

        Other Fees.    We also provide administrative services to certain of our affiliated funds that are reported as other fees. Such fees are recognized as revenue in the period that administrative and investment advisory services are rendered. These fees are generally based on expense reimbursements that represent the portion of overhead and other expenses incurred by certain support group professionals directly attributable to the fund but may also be based on the fund's NAV, for certain funds domiciled outside the United States. These fees are reported within total management fees in our combined and consolidated financial statements included elsewhere in this prospectus.

        Deal fees include special fees such as consulting fees, advisory fees, closing fees, transaction fees and similar fees paid to us in connection with portfolio investments of our Consolidated Funds. These fees are specific to particular transactions and the contractual terms of the portfolio investments, and are recognized when earned as specified in certain limited partnership agreements.

        See "—Critical Accounting Policies" and Note 2, "Summary of Significant Accounting Policies," to our combined and consolidated financial statements included elsewhere in this prospectus for additional information regarding the manner in which management fees and performance fees are generated.

Expenses

        Compensation and Benefits.    Compensation generally includes salaries, bonuses, benefits paid and payable to employees and equity-based compensation associated with the grants of equity-based awards to employees and senior professionals. Compensation cost relating to the issuance of certain equity-based awards is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Other equity-based awards are re-measured at the end of each reporting period. Bonuses are accrued over the service period to which they relate. All payments made to our senior partners are accounted for as distributions on the equity held by such partners rather than as employee compensation.

        Performance Fee Compensation.    Performance fee compensation includes compensation directly related to segment performance fees, which generally consists of percentage interests that we grant to our investment professionals associated with the particular fund that generated the segment performance fees. Depending on the nature of each fund, the performance fees participation is generally structured as a fixed percentage or as an annual award. The liability is calculated based upon the changes to realized and unrealized performance fees but not payable until the performance fees are realized. We have an obligation to pay a portion of the performance fees earned from certain funds, including income from Consolidated Funds that is eliminated in consolidation, to employees responsible for the management of such funds.

        Consolidated Fund Expenses.    Consolidated Fund expenses consist primarily of costs incurred by our Consolidated Funds, including travel expenses, professional fees, research expenses and other costs associated with administering these funds.

        General, Administrative and Other Expenses.    General and administrative expenses include costs primarily related to placement fees, professional services, occupancy and equipment expenses, depreciation and amortization expenses, travel and related expenses, communication and information services and other general operating items. These expenses are not borne by fund investors and are not offset by credits attributable to fund investors' non-controlling redeemable interests in consolidated funds. Placement fees typically represent expenses paid upfront in connection with our capital raising activities. Occupancy and equipment expense represents charges related to office leases and associated expenses, such as utilities and maintenance fees. Depreciation of fixed assets is normally calculated using the straight-line method over their estimated useful lives, ranging from two to seven years, taking into consideration any residual value. Leasehold improvements are amortized over the shorter of the useful life of the asset or the expected term of the lease. Intangible assets are amortized based on the future cash flows over the expected useful lives of the assets. See Note 3, "Goodwill and Intangible Assets," to our combined and consolidated financial statements included elsewhere in this prospectus for more information.

Other Income

        Interest and Other Income.    Interest and other income consist primarily of interest income and dividend income. Interest and other income are recognized on an accrual basis to the extent that such amounts are expected to be collected.

        Interest Expense.    Interest expense consists primarily of interest expense relating to the Credit Facility which has a variable interest rate based on LIBOR.

        Debt Extinguishment Expense.    Debt extinguishment expense relates to the costs incurred in connection with the Credit Facility. These costs are capitalized when incurred and amortized over the term of the Credit Facility.

        Interest and Other Income of Consolidated Funds.    Interest income of our Consolidated Funds relates to interest and dividend income. Interest and other income are recognized on an accrual basis to the extent such amounts are expected to be collected.

        Interest Expense of Consolidated Funds.    The interest expenses of Consolidated Funds are principally comprised of interest expense related to our CLO loans.

        Net Realized Gain on Investments.    Net gains from investment activities include both realized gains and losses in our investment portfolio. Net realized gain (loss) is realized when we redeem all or a portion of our investment or when we receive cash income, such as dividends or distributions.

        Net Change in Unrealized Appreciation (Depreciation) on Investments.    Net change in unrealized appreciation (depreciation) on investments represents the unrealized and realized appreciation (depreciation) resulting from the investments of AIH LLC. Unrealized appreciation (depreciation) on investments results from changes in the fair value of the underlying investment as well as the reversal of unrealized appreciation (depreciation) at the time an investment is realized.

        Net Realized Gain on Investments of Consolidated Funds.    Net realized gain on investments of Consolidated Funds consists of realized gains and losses arising from dispositions of investments held by our Consolidated Funds. Substantially all of the net investment gains (losses) of our Consolidated Funds are attributable to the limited partner investors and allocated to non-controlling interests. Therefore, a gain or loss from our Consolidated Funds does not impact the income or assets available to our unitholders.

        Net Change in Unrealized Appreciation (Depreciation) on Investment of Consolidated Funds.    Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds reflects both unrealized gains and losses on investments from periodic changes in fair value of investments held by our Consolidated Funds and the reversal upon disposition of investments of unrealized gains and losses previously recognized for those investments.

        Income Taxes.    A substantial portion of our earnings flow through to our owners without being subject to an entity level tax. Consequently, a significant portion of our earnings has no provision for U.S. federal income taxes except for foreign, city and local income taxes incurred at the entity level. A portion of our operations is conducted through a domestic corporation that is subject to corporate level taxes and for which we record current and deferred income taxes at the prevailing rates in the various jurisdictions in which these entities operate.

        Income taxes are accounted for using the liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis, using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Non-Controlling Interests in Consolidated Funds.    Net income (loss) attributable to non-controlling interests represents the ownership interests that third parties hold in entities that are consolidated in our combined and consolidated financial statements.

Results of Operations

Combined and Consolidated Results of Operations

        The following table and discussion sets forth information regarding our combined and consolidated results of operations for the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010. The combined and consolidated financial statements of Pre-IPO Ares have been prepared on substantially the same basis for all historical periods presented; however, our Consolidated Funds are not the same entities in all periods shown due to changes in GAAP, changes in fund terms and the creation and termination of funds. Pursuant to revised consolidation guidance, effective January 1, 2010, we consolidated funds where through our management contract and other interests we are deemed to hold a controlling financial interest. As further described below, the consolidation of these funds had the impact of increasing interest and other income of Consolidated Funds, interest and other expenses of Consolidated Funds and net investment gains (losses) of

Consolidated Funds for the years ended December 31, 2012, 2011 and 2010. The consolidation of these funds had no effect on net income attributable to us for the periods presented.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Dollars in thousands)
Statements of operations data
Revenues
Management fees	$270,405	$173,958	$249,584	$185,084	$137,112
Performance fees	48,867	46,019	69,491	6,938	63,243
Other fees	13,444	11,382	14,971	14,943	16,866

Total revenues	332,716	231,359	334,046	206,965	217,221
Expenses
Compensation and benefits	240,841	204,698	288,719	200,784	163,936
Performance fee compensation	123,087	233,070	267,725	120,451	264,251
Consolidated Fund expenses	96,831	75,437	116,505	78,102	64,641
General, administrative and other expense	99,138	60,800	85,582	68,575	39,772

Total expenses	559,897	574,005	758,531	467,912	532,600

Other Income (loss)
Interest and other income	5,463	5,348	8,431	5,259	6,261
Interest expense	(7,365)	(6,338)	(8,679)	(5,953)	(5,405)
Debt extinguishment expense	—	—	(3,032)	(1,183)	—
Interest and other income of Consolidated Funds	945,018	1,065,929	1,406,593	1,425,711	1,351,054
Interest expense of Consolidated Funds	(336,786)	(357,107)	(449,377)	(327,959)	(300,118)
Net realized gain (loss) on investments	177	1,315	6,662	(1,096)	27,227
Net change in unrealized appreciation (depreciation) on investments	(996)	5,627	(1,670)	(4,387)	15,234
Net realized gain on investments of Consolidated Funds	88,996	1,350,197	1,794,412	1,040,530	19,075
Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds	60,823	(572,523)	(1,067,013)	(917,033)	1,302,891

Total other income	755,330	1,492,448	1,686,327	1,213,889	2,416,219

Income before taxes	528,149	1,149,802	1,261,842	952,942	2,100,840
Income tax expense	35,552	23,413	26,154	29,573	19,375

Net income	492,597	1,126,389	1,235,688	923,369	2,081,465

Less: Net income attributable to non-controlling interests in Consolidated Funds	346,615	886,643	933,592	790,529	1,760,074

Less: Net income attributable to non-controlling interests in consolidated subsidiaries	28,833	70,838	81,450	35,492	73,907

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$117,149	$168,908	$220,646	$97,348	$247,484

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Revenues

        Management Fees.    Total fund management fees increased by $96.4 million, or 55.4%, to $270.4 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. In addition, the fund management fees from our Consolidated Funds decreased by $12.5 million to $107.2 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The management fees generated from our Consolidated Funds are eliminated upon consolidation of these funds.

  •
  Our Private Equity Group generated an additional $50.6 million in management fees for the nine months ended September 30, 2013 with the launch of our fourth private equity fund, Ares Corporate Opportunities Fund IV, L.P. ("ACOF IV"), in 2012. The management fees for ACOF IV were not activated until the fourth quarter of 2012 when the fund made its first investment. As such, no management fees were recorded for the nine months ended September 30, 2012.

  •
  Our Direct Lending Group generated an additional $28.4 million in management fees for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was primarily due to additional capital raises for ARCC and expansion of our European Direct Lending platform in 2013.

  •
  Our Real Estate Group generated an additional $16.3 million in management fees for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was principally attributable to the acquisition of the management fee contracts in the acquisition of AREA Property Partners, L.P. ("AREA") in the third quarter of 2013, and additional capital raises for our publicly traded real estate fund, ACRE.

  •
  Our Tradable Credit Group was relatively flat in total management fee earned in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

        Other Fees.    Administrative fees and other income increased by $2.1 million to $13.4 million for the nine months ended September 30, 2013 over the same period in 2012 primarily due to a full year of administrative service fees from ACRE.

        Performance Fees.    Performance fees increased by $2.8 million, or 6.2%, to $48.9 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. In addition, performance fees from our Consolidated Funds that are eliminated upon consolidation decreased by $164.0 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase in performance fees was primarily driven by the Direct Lending Group which was partially offset by decreases in the Tradable Credit Group.

  •
  Our Direct Lending Group contributed $7.9 million increase to the total performance fees increase for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase in performance fees was principally attributable to an increase in unrealized performance fees earned by ARCC from additional net realized capital gains. ARCC did not pay performance fees for the same period in 2012.

  •
  Our Tradable Credit Group contributed $5.1 million decrease to the total performance fees offsetting the increase for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The decrease was principally attributable to a lower appreciation across our investment strategies in 2013 compared to 2012.

Expenses

        Compensation and Benefits.    Compensation and benefits increased by $36.1 million, or 17.7%, to $240.8 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was driven by base compensation and bonuses, which increased primarily due to the adjustments in base compensation and bonuses, and an increase in headcount from 2012 to 2013, including additional professionals from the acquisition of AREA, and $9.3 million from the externalization of management of our European direct lending group in March 2013, which previously had been internally managed (the "ACE Externalization").

        Performance Fee Compensation.    Performance fee compensation decreased by $110.0 million, or 47.2%, to $123.1 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The decrease in performance fee compensation directly correlated with change in performance fees.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $38.3 million, or 63.1%, to $99.1 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was driven primarily by an increase in headcount from 2012 to 2013 and expenses related to the AREA acquisition.

        Expenses of our Consolidated Funds.    Expenses of Consolidated Funds increased by $21.4 million, or 28.4%, to $96.8 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. This expense increased primarily due to the addition of consolidated CLO funds in 2013, where each incurred significant expenses associated with their closings.

Other Income (Loss)

        Other income decreased by $737.1 million, or 49.4%, to $755.3 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The decrease was primarily due to a decrease in realized net investment income of $1,363.8 million to $695.5 million in 2013. The decrease was partially offset by an increase in unrealized investment income by $626.7 million to $59.8 million in 2013. The decrease in realized net investment income was related primarily to depreciation of investments in our funds that were not consolidated. The decrease in net investment income for our Consolidated Funds was principally attributable to the private equity funds' non-recurring realized gains in 2012 on investment sales and to CLO funds recognizing a significant loss in unrealized investment income in 2012. Significant changes of our Consolidated Funds included:

  •
  net realized gain on investments of our Consolidated Funds decreased by $1,261.2 million, or 93.4%, from $1,350.2 million for the nine months ended September 30, 2012 to $89.0 million for the nine months ended September 30, 2013;

  •
  net change in unrealized depreciation on investments of our Consolidated Funds increased by $633.3 million from an unrealized depreciation of $572.5 million for the nine months ended September 30, 2012 to an unrealized appreciation of $60.8 million for the nine months ended September 30, 2013; and

  •
  investment income of our Consolidated Funds decreased $120.9 million, or 11.3%, from $1,065.9 million for the nine months ended September 30, 2012 to $945.0 million for the nine months ended September 30, 2013.

        Interest expense of our Consolidated Funds decreased by $20.3 million, or 5.7%, from $357.1 million for the nine months ended September 30, 2012 to $336.8 million for the nine months ended September 30, 2013.

        Income Tax Expense (Benefit).    Income tax expense decreased $12.1 million, or 51.7%, to $35.6 million for the nine months ended September 30, 2013 from $23.4 million for the nine months ended September 30, 2012. The rate used for interim fiscal periods is based on the estimated full year rate. The effective tax rate is a function of the mix of income we earn and other factors that often vary significantly within or between years.

        Non-Controlling Interests.    Net income attributable to non-controlling interests in consolidated entities was $346.6 million for the nine months ended September 30, 2013 compared to $886.6 million for nine months ended September 30, 2012. The decrease in net income of $540.0 million was primarily due to the recognition of substantial gains in 2012 from the realization of various underlying investments by our Consolidated Funds in the Private Equity Group.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

        Management Fees.    Total fund management fees increased by $64.5 million, or 34.8%, to $249.6 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. In addition, the fund management fees from our Consolidated Funds increased by $26.2 million to $165.1 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The management fees generated from our Consolidated Funds are eliminated upon consolidation of these funds.

  •
  Our Direct Lending Group reported an increase of $33.2 million in management fees to $185.7 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was primarily due to $31.3 million additional incremental management fees from ARCC primarily due to an increase in its total assets.

  •
  Our Tradable Credit Group reported an increase of $13.7 million in management fees to $43.4 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was principally attributable to incremental fees from the full-year impact of acquisitions that occurred during the year ended December 31, 2011, and incremental management fees resulting from capital raises in 2012.

  •
  Our Private Equity Group's management fees increased by $10.7 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was attributable to the launch of our fourth private equity fund, ACOF IV, in the second quarter of 2012. ACOF IV generated $10.7 million in management fees after making its first capital deployment in the fourth quarter of 2012.

  •
  Our Real Estate Group experienced an increase of management fees by $6.9 million to $9.8 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was primarily attributable to a full year of fees from our acquired managed accounts and the launch of our first publicly traded commercial real estate fund, ACRE, in the second quarter of 2012. In the fourth quarter of 2011, we acquired certain management contracts in conjunction with the Wrightwood Capital LLC ("Wrightwood") acquisition. Wrightwood was a respected provider of debt capital to the U.S. commercial real estate sector. As such, our acquired managed accounts began to earn management fees during the fourth quarter of 2011.

        Performance Fees.    Performance fees increased by $62.6 million, or 901.6%, to $69.5 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. In addition, performance fees from our Consolidated Funds that are eliminated upon consolidation increased by $203.5 million for the year ended December 31, 2012 compared to the year ended December 31, 2011.

  •
  Our Tradable Credit Group contributed $48.8 million increase in performance fees to for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was principally attributable to NAV appreciation across our funds in 2012, when several of our funds' NAV exceeded hurdle rates and high water marks that surpassed the prior year's performance.

Expenses

        Compensation and Benefits.    Compensation and benefits increased by $87.9 million, or 43.8%, to $288.7 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was primarily driven by base compensation and bonuses, primarily from the adjustments in base compensation and bonuses and an increase in headcount from 2011 to 2012, including $15.7 million due to the full-year impact of additional professionals from the acquisitions of Indicus Advisors, LLP, a UK-based platform that specializes in European leveraged finance and global structured credit investments ("Indicus"), and Wrightwood in 2011.

        Performance Fee Compensation.    Performance fee compensation increased by $147.3 million, or 122.3%, to $267.7 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in performance fee compensation was directly correlated with the increase in performance fees.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $17.0 million, or 24.8%, to $85.6 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was driven primarily by an increase in headcount from 2011 to 2012, additional expenses related to the acquisitions of Indicus and Wrightwood and one-time underwriting and offering costs incurred in 2012.

        Expenses of our Consolidated Funds.    Expenses of our Consolidated Funds increased by $38.4 million, or 49.2%, to $116.5 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in expenses of our Consolidated Funds was primarily due to the addition of new CLO funds within the Tradable Credit Group.

Other Income (Loss)

        Other income increased by $472.4 million, or 38.9%, to $1,686.3 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was due to a higher net realized investment income of $621.1 million in 2012. The increase in net realized investment income was partially offset by an increase in unrealized depreciation on investments of $147.3 million in 2012. Our Consolidated Funds contributed $613.3 million and $150.0 million of the increases in net realized investment income and unrealized depreciation on investments, respectively. The increase in net investment income of our Consolidated Funds was principally driven by the increase in market appreciation within the Tradable Credit Group, and significant realization of investments from sales by the Private Equity Group in 2012. Significant changes of our Consolidated Funds include:

  •
  net realized gain on investments of our Consolidated Funds increased by $753.9 million, or 72.5%, from $1,040.5 million for the year ended December 31, 2011 to $1,794.4 million for the year ended December 31, 2012;

  •
  net change in unrealized depreciation on investments of our Consolidated Funds increased by $150.0 million, or 16.4%, from $917.0 million for the year ended December 31, 2011 to $1,067.0 million for the year ended December 31, 2012; and

  •
  interest expense of Consolidated Funds increased by $121.4 million, or 37.0%, from $328.0 million for the year ended December 31, 2011 to $449.4 million for the year ended December 31, 2012, primarily due to the addition of new CLO funds and the debt associated with their capital structures in 2012.

        Income Tax Expense (Benefit).    Income tax expense decreased by $3.4 million, or 11.6%, from $29.6 million for the year ended December 31, 2011 to $26.1 million for the year ended December 31, 2012.

        Non-Controlling Interests.    Net income attributable to non-controlling interests in Consolidated Funds was $933.6 million for the year ended December 31, 2012 compared to $790.5 million for the year ended December 31, 2011. The increase in net income attributable to non-controlling interests was due to the recognition of substantial gains in 2012 from the realization of various underlying investments by our Consolidated Funds in the Private Equity Group, offset by net loss reported by our consolidated CLOs. The CLO liabilities appreciated in value more than the CLO assets, thereby creating a net loss in 2012. The liabilities of the CLOs have a lower degree of market liquidity than the CLO investments in bonds and loans and accordingly, their fair value changes are not necessarily directly correlated.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

        Management Fees.    Total fund management fees increased by $48.0 million, or 35.0%, to $185.1 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. In addition, the fund management fees from Consolidated Funds increased by $11.9 million to $138.9 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The management fees generated from our Consolidated Funds were eliminated upon consolidation of these funds.

  •
  Our Direct Lending Group contributed $38.4 million of the total management fee increase for the year ended December 31, 2011 compared to the year ended December 31, 2010. Of the $39.2 million contributed by the Direct Lending Group, ARCC added $37.2 million of incremental management fees as a result of the increase in total assets year over year.

  •
  Our Tradable Credit Group contributed $6.7 million of the total management fee increase for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was principally attributable to additional capital raises and acquired funds in 2011.

  •
  Our Real Estate Group contributed $2.9 million of the total management fee increase for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was mainly attributable to the acquisition of Wrightwood during the third quarter of 2011.

  •
  Our Private Equity Group was relatively flat in total management fees earned for the year ended December 31, 2011 compared to the year ended December 31, 2010.

        Performance Fees.    Performance fees decreased by $56.3 million, or 89.0%, to $6.9 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. In addition, performance fees from our Consolidated Funds that were eliminated in consolidation decreased by $170.6 million for the year ended December 31, 2011 compared to the year ended December 31, 2010.

  •
  Our Tradable Credit Group contributed $56.3 million of the total performance fees decrease for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease was primarily attributable to lower appreciation of NAV across our funds compared to 2010.

Expenses

        Compensation and Benefits.    Compensation and benefits increased by $36.9 million, or 22.5%, to $200.8 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was primarily driven by base compensation and bonuses, primarily due to the adjustments in base compensation and bonuses and an increase in headcount from 2010 to 2011, including $6.1 million due to additional professionals from the acquisitions of Indicus and Wrightwood in 2011.

        Performance Fee Compensation.    Performance fee compensation decreased by $143.8 million, or 54.4%, to $120.5 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in performance fee compensation was directly correlated with the decrease in performance fees.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $28.8 million, or 72.4%, to $68.6 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was driven primarily by an increase in headcount from 2010 to 2011, additional expenses related to the acquisitions of Indicus and Wrightwood and set up costs related to new offices in Asia.

        Expenses of our Consolidated Funds.    Expenses of our Consolidated Funds increased by $13.5 million, or 20.8%, to $78.1 million for the year ended December 31, 2011 compared to the year ended

December 31, 2010. The increase was due to additional expenses incurred by acquired CLOs and partnership funds, and the launch of our first private equity fund in Asia during the year.

Other Income (Loss)

        Other income decreased by $1,202.3 million, or 49.8%, to $1,213.9 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease was due to an increase in realized net investment income by $1,039.9 million, partially offset by a decrease of unrealized appreciation on investments by $2,239.5 million, each in 2011. Our Consolidated Funds contributed $1,068.3 million and $2,219.9 million of the increases in net realized investment income and unrealized depreciation on investments, respectively, each in 2011. The decrease in net investment income of our Consolidated Funds was principally driven by the decrease in market appreciation within the Tradable Credit Group, offset by significant realization from investments sold in 2010. Significant changes of our Consolidated Funds include:

  •
  net change in unrealized appreciation on investments of Consolidated Funds decreased by $2,219.9 million, or 170.4%, from $1,302.9 million for the year ended December 31, 2010 to $917.0 million for the year ended December 31, 2011;

  •
  net realized gain on investments of Consolidated Funds increased by $1,021.5 million, or 5,354.9%, from $19.1 million for the year ended December 31, 2010 to $1,040.5 million for the year ended December 31, 2011; and

  •
  interest expense of Consolidated Funds increased to $328.0 million for the year ended December 31, 2011 from $300.1 million for the year ended December 31, 2010. The increase was primarily due to the addition of seven new CLO funds in 2011 and three new CLO funds in late 2010, and higher borrowings in our Direct Lending Group.

        Income Tax Expense (Benefit).    Income tax expense increased by $10.2 million, or 52.6% from $19.4 million for the year ended December 31, 2010 to $29.6 million for the year ended December 31, 2011. The increase was primarily due to an increase in income tax expense for our Consolidated Funds by $14.3 million, partially offset by a decrease of $3.8 million in income tax expense for our non-consolidated funds.

        Non-Controlling Interests.    Net income attributable to non-controlling interests in Consolidated Funds decreased by $969.5 million, or 55.1%, to $790.5 million for the year ended December 31, 2011 compared to $1760.1 million for the year ended December 31, 2010. The decrease in net income attributable to non-controlling interests was due to a net gain reported by our Consolidated Funds in our Direct Lending Group of $20.0 million, offset by substantial net losses reported by (a) our Consolidated Funds in our Private Equity Group of $450.0 million, (b) our Consolidated Funds in our Tradable Credit Group of $575.0 million from market depreciation and (c) our consolidated CLOs of $121.0 million due to the CLO liabilities appreciating in value more than the CLO assets, thereby creating a net loss.

Segment Analysis

        Under GAAP, we are required to consolidate those funds in which we hold a general partner interest that gives us substantive control rights over the fund. When a fund is consolidated, we reflect the assets, liabilities, revenues, expenses and cash flows of the fund in our combined and consolidated financial statements on a gross basis, subject to eliminations from consolidation, including the elimination of the management fees, performance fees and other fees that we earn from Consolidated Funds. However, the presentation of performance fee compensation and other expenses associated with generating such revenues are not affected by the consolidation process. In addition, as a result of the consolidation process, the net income attributable to third-party investors in Consolidated Funds is presented as net income attributable to non-controlling redeemable interests in Consolidated Funds in our combined and consolidated statements of operations.

        Discussed below are our results of operations for each of our four reportable segments on a standalone basis and on a combined segment basis. This information is used by our management to make operating decisions, assess performance and allocate resources.

        For segment reporting purposes, revenues and expenses are presented on a basis that deconsolidates our Consolidated Funds. As a result, segment revenues from management fees, performance fees and investment income are greater than those presented on a combined and consolidated basis in accordance with GAAP because management fees recognized in certain segments received from Consolidated Funds and are eliminated in consolidation. Furthermore, expenses are lower than related amounts presented on a combined and consolidated basis in accordance with GAAP due to the exclusion of expenses of Consolidated Funds.

Combined ENI and Other Measures

        The following table sets forth FRE, PRE, ENI and distributable earnings on a combined segment basis for the nine months ended September 30, 2013 and 2012 and years ended December 31, 2012, 2011 and 2010. FRE, PRE, ENI and distributable earnings are non-GAAP financial measures our management uses when making resource deployment decisions and in assessing performance of our segments. Please see "—Reconciliation of Certain Non-GAAP Measures to Consolidated GAAP Financial Measures."

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Dollars in thousands)
Fee related earnings (loss)
Tradable Credit Group	$38,076	$41,201	$54,446	$39,380	$29,986
Direct Lending Group	54,922	49,597	67,634	51,297	41,213
Private Equity Group	32,396	18,345	24,303	30,532	36,671
Real Estate Group	(11,001)	(18,176)	(22,335)	(7,841)	(1,072)

Fee related earnings (loss)	$114,393	$90,967	$124,048	$113,368	$106,798

Performance related earnings (loss):
Tradable Credit Group	$79,097	$138,310	$179,899	$15,141	$165,923
Direct Lending Group	8,435	9,575	16,246	4,084	14,839
Private Equity Group	25,871	73,143	74,552	54,377	79,272
Real Estate Group	(2,115)	(4,970)	(6,188)	(189)	—

Performance related earnings (loss)	$111,288	$216,058	$264,509	$73,413	$260,034

Economic net income (loss):
Tradable Credit Group	$117,173	$179,511	$234,345	$54,521	$195,909
Direct Lending Group	63,357	59,172	83,880	55,381	56,052
Private Equity Group	58,267	91,488	98,855	84,909	115,943
Real Estate Group	(13,116)	(23,146)	(28,523)	(8,030)	(1,072)

Economic net income (loss)	$225,681	$307,025	$388,557	$186,781	$366,832

Distributable earnings (loss):
Tradable Credit Group	$127,127	$70,014	$126,391	$72,233	$69,932
Direct Lending Group	56,264	50,489	71,510	46,124	42,033
Private Equity Group	50,519	76,126	126,951	94,934	58,375
Real Estate Group	(16,612)	(18,221)	(22,479)	(10,082)	(1,072)

Distributable earnings	$217,298	$178,408	$302,373	$203,209	$169,268

 Results of Operations by Segment

Tradable Credit Group

        The following table sets forth certain statement of operations and other data of our Tradable Credit Group segment on a standalone basis for the periods presented.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Dollars in thousands)
Tradable Credit Group
Management fees—recurring	$94,743	$89,204	$120,538	$93,447	$79,768
Management fees—one-time deferrals	15,032	11,688	24,957	5,173	—

Total management fees	109,775	100,892	145,495	98,620	79,768
Administrative fees and other income	(147)	299	250	4,807	3,126
Compensation and benefits	(50,152)	(39,995)	(59,064)	(44,270)	(37,243)
General, administrative and other expenses	(21,400)	(19,995)	(32,235)	(19,777)	(15,665)

Fee related earnings (loss)	$38,076	$41,201	$54,446	$39,380	$29,986

Performance fees—realized	$53,816	$12,684	$57,536	$68,696	$30,387
Performance fees—unrealized	44,367	113,975	110,112	(56,625)	112,645
Performance fee compensation—realized	(13,440)	(7,060)	(29,911)	(36,947)	(9,444)
Performance fee compensation—unrealized	(38,368)	(41,284)	(31,031)	31,585	(57,794)

Net performance fees	46,375	78,315	106,706	6,709	75,794
Investment income (loss)—realized	49,308	25,136	46,048	4,418	18,766
Investment income (loss)—unrealized	(18,346)	35,205	26,733	2,513	69,340
Interest and other income	3,474	2,468	4,455	5,793	3,465
Interest expense	(1,714)	(2,814)	(4,043)	(4,292)	(1,442)

Net investment income (loss)	32,722	59,995	73,193	8,432	90,129
Performance related earnings (loss)	$79,097	$138,310	$179,899	$15,141	$165,923

Economic net income (loss)	$117,173	$179,511	$234,345	$54,521	$195,909

Distributable earnings (loss)	$127,127	$70,014	$126,391	$72,233	$69,932

Tradable Credit Group—Standalone Basis: Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

        Management Fees.    Total management fees increased by $8.9 million, or 8.8%, to $109.8 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was principally driven by new funds and higher one-time deferred fees earned in 2013 which was partially offset by liquidating funds. New funds, including the new closed-end public fund, ARDC, contributed $6.0 million in incremental management fees for the nine months ended September 30, 2013 compared to the same period in 2012. Furthermore, we earned $15.0 million in one-time deferred fees for the nine months ended September 30, 2013 compared to $11.7 million for the nine months ended September 30, 2012.

        Performance Fees.    Performance fees decreased by $28.5 million, or 22.5%, to $98.2 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Our Tradable Credit Group experienced a substantially higher appreciation across our funds in 2012 as compared to 2013.

        Compensation and Benefits.    Compensation and benefits increased by $10.2 million, or 25.4%, to $50.2 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was driven primarily by merit increases and an increase in headcount as a result of the expansion in product offerings and growing AUM.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $1.4 million, or 7.0%, to $21.4 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was due to higher expenses associated with an increase in headcount.

        Other Income (Loss).    Other investment income decreased by $27.3 million, or 45.5%, to $32.7 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The decrease in net investment income was principally attributable to market depreciation and offset by lower interest expense in 2013.

        Economic Net Income.    ENI was $117.2 million for the nine months ended September 30, 2013 compared to $179.5 million for the nine months ended September 30, 2012, representing a decrease of $62.3 million. The decrease in ENI was primarily driven by a decrease in (a) net investment income of $27.3 million, (b) net performance fees of $31.9 million and (c) FRE of $3.1 million.

        Fee Related Earnings.    FRE was $38.1 million for the nine months ended September 30, 2013 compared to $41.2 million for the nine months ended September 30, 2012. The decrease in FRE was due primarily to an increase in compensation and benefits of $10.2 million and in general, administrative and other expenses of $1.4 million in 2013. These increases were partially offset by an increase in one-time deferred management fees and other income of $2.9 million.

        Performance Related Earnings.    PRE was $79.1 million for the nine months ended September 30, 2013 compared to $138.3 million for the nine months ended September 30, 2012. The decrease in PRE was primarily attributable to unrealized performance fees of $69.6 million and unrealized investment loss of $53.6 million. These decreases were partially offset by realized performance fees of $41.1 million and realized net investment income of $24.2 million.

Tradable Credit Group—Standalone Basis: Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Management Fees.    Total management fees increased by $46.9 million, or 47.5%, to $145.5 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was primarily driven by the launch of new funds, one-time deferred fees earned in 2012, and the full-year impact of acquired funds from Indicus.

        In 2012, we launched two new funds which generated $2.6 million in management fees. In addition, one of our funds generated an additional $4.8 million in management fees including one-time catch-up fees for new commitments for the year ended December 31, 2012 as a result of additional capital raises. We also earned one-time deferred fees of $24.9 million from several of our CLO funds. The acquisition of Indicus resulted in a $15.3 million increase in management fees for the year ended December 31, 2012 compared to the year ended December 31, 2011.

        Performance Fees.    Performance fees increased by $155.6 million, or 1,288.8%, to $167.6 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in performance fees was primarily driven by a higher appreciation in NAV across our funds.

        Compensation and Benefits.    Compensation and benefits increased by $14.8 million, or 33.4%, to $59.1 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was driven primarily by merit increases and an increase in headcount, and approximately $6.6 million related to additional professionals from the acquisition of Indicus in 2011.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $12.5 million, or 63.0%, to $32.2 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was driven primarily by an increase in headcount from 2011 to 2012, and additional expenses resulting from the acquisition of Indicus.

        Other Income (Loss).    Other income increased by $64.8 million, or 768.0%, to $73.2 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in net investment income was driven principally by market appreciation in 2012.

        Economic Net Income.    ENI was $234.3 million for the year ended December 31, 2012 compared to $54.5 million for the same period in 2011, representing an increase of $179.8 million. The increase in ENI for the year ended December 31, 2012 was driven primarily by an increase in (a) net performance fees of $100.0 million, (b) net investment income of $65.9 million and (c) FRE of $15.1 million.

        Fee Related Earnings.    FRE was $54.4 million for the year ended December 31, 2012 compared to $39.4 million for the same period in 2011. The increase in FRE was attributable to an increase in management fees and other income of $42.3 million, which was partially offset by an increase in compensation and benefits of $14.8 million and in general, administrative and other expenses of $12.5 million in 2012.

        Performance Related Earnings.    PRE was $179.9 million for the year ended December 31, 2012 compared to $15.1 million for the same period in 2011. The increase in PRE was primarily attributable to market appreciation across our funds in 2012.

Tradable Credit Group—Standalone Basis: Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Management Fees.    Total management fees increased by $18.9 million, or 23.6%, to $98.6 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was due to the acquisition of management contracts and Indicus in 2011 which generated an additional $6.8 million in management fees, $5.2 million in one-time deferred fees earned from two of our CLO funds and $8.3 million in incremental management fees from the launch of new funds.

        Performance Fees.    Performance fees decreased by $131.0 million, or 91.6%, to $12.1 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in performance fees was attributable primarily to lower appreciation of NAVs across our funds compared to the same period in 2010.

        Compensation and Benefits.    Compensation and benefits increased by $7.0 million, or 18.9%, to $44.3 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was driven primarily by merit increases and an increase in headcount, and approximately $1.4 million related to additional professionals from the acquisition of Indicus in 2011.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $4.2 million, or 26.7%, to $19.7 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was driven primarily by an increase in headcount from 2010 to 2011 and additional expenses resulting from the acquisition of Indicus.

        Other Income (Loss).    Other investment income decreased by $81.7 million, or 90.6%, to $8.4 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in net investment income was primarily due to lower market appreciation for the year ended December 31, 2011 compared to the same period in 2010.

        Economic Net Income.    ENI was $54.5 million for the year ended December 31, 2011 compared to $195.9 million for the same period in 2010, representing a decrease of $141.4 million. The decrease in ENI for the year ended December 31, 2011 was primarily driven by a decrease in net investment loss of $81.2 million and a decrease in net performance fees loss of $69.1 million. These decreases were partially offset by an increase in fee related earnings of $9.4 million in 2011.

        Fee Related Earnings.    FRE was $39.4 million for the year ended December 31, 2011 compared to $30.0 million for the same period in 2010. The increase in FRE was primarily attributable to an increase in management fees and other income of $20.5 million. The increase was partially offset by a decrease in compensation and benefits of $7.0 million and general, administrative and other expenses of $4.2 million in 2011.

        Performance Related Earnings.    PRE was $15.1 million for the year ended December 31, 2011 compared to $165.9 million for the same period in 2010. The decrease in PRE was primarily attributable to market depreciation across our funds in 2011.

Tradable Credit Group—Assets Under Management

        The table below provides the period-to-period roll forward of AUM for the Tradable Credit Group.

		Year Ended December 31,
	Nine Months Ended September 30, 2013
		2012	2011	2010
	(Dollars in millions)
Tradable Credit Group
Change in AUM:
Beginning of period	$25,872	$23,733	$19,595	$18,476
Acquisitions(1)	—	—	4,606	908
Commitments(2)	4,674	4,505	1,902	1,333
Capital called, net(3)	(1,762)	(1,813)	(1,202)	(1,059)
Distributions(4)	(2,476)	(1,859)	(1,303)	(1,272)
Market appreciation (depreciation)(5)	614	1,306	135	1,209

End of period	$26,922	$25,872	$23,733	$19,595

(1)
Represents the acquisitions of asset management agreements and Indicus Advisors LLC.

(2)
Represents new commitments during the period, including gross inflows into our open-ended managed accounts and sub-advised accounts.

(3)
Represents capital called by our funds, subscriptions or equity offerings by our publicly traded vehicles as well as the net change in leverage during the period

(4)
Represents distributions and redemptions net of recallable amounts.

(5)
Includes fund net income, including interest income, realized and unrealized gains (losses), fees and expenses and the impact of foreign currency.

        Total AUM was $26.9 billion as of September 30, 2013, an increase of $1.1 billion, or 4.1%, compared to total AUM of $25.9 billion as of December 31, 2012. During the nine months ended September 30, 2013, the increase in AUM was primarily due to $4.7 billion of new commitments to our funds.

        Total AUM was $25.9 billion as of December 31, 2012, an increase of $2.1 billion, or 9%, compared to total AUM of $23.7 billion as of December 31, 2011. During the year ended December 31, 2012, the increase in AUM was primarily due to $4.5 billion of new commitments.

        Total AUM was $23.7 billion as of December 31, 2011, an increase of $4.1 billion, or 21.1%, compared to total AUM of $19.6 billion as of December 31, 2010. During the year ended December 31, 2010, the increase in AUM was primarily due to acquisitions, which included $4.6 billion in AUM. The acquisitions involving certain asset management agreements of Indicus and Nomura Corporate Research. During the year ended December 31, 2011, the increase in AUM was primarily due to new commitments to our funds totaling $1.9 billion.

        Total AUM was $19.6 billion as of December 31, 2010, an increase of $1.1 billion, or 6%, compared to total AUM of $18.5 billion as of December 31, 2009. During the year ended December 31, 2010, the increase in AUM was primarily due to the acquisition of certain asset management agreements of Navigare Partners LLC in the amount of $908 million and $1.3 billion of commitments to our funds.

Tradable Credit Group—Fee Earning AUM

        Fee earning AUM for the Tradable Credit Group is presented below for each period. The table below breaks out fee earning AUM by its respective components for each period.

		Year Ended December 31,
	Nine Months Ended September 30, 2013
		2012	2011	2010
	(Dollars in millions)
Tradable Credit Group
Components of fee earning AUM
Fee earning AUM based on capital commitments(1)	$—	$726	$891	$771
Fee earning AUM based on invested capital(2)	2,519	2,350	2,208	1,950
Fee earning AUM based on market value/other(3)	8,421	6,749	5,150	4,019
Fee earning AUM based on collateral balances, at par(4)	13,811	13,358	12,312	10,297

Total fee earning AUM	$24,751	$23,183	$20,561	$17,037

(1)
Reflects limited partner capital commitments where the investment period has not expired.

(2)
Reflects limited partner invested capital and includes amounts committed to or reserved for investments for certain real assets funds.

(3)
Market value/other includes variances for some funds that are attributable to management fee basis calculations based on average portfolio values or beginning of period values.

(4)
Reflects the gross amount of aggregate collateral balances, at par, for our CLOs.

        Fee earning AUM was $24.8 billion as of September 30, 2013, an increase of $1.6 billion, or 6.8%, compared to fee earning AUM of $23.2 billion as of December 31, 2012. During the nine months ended September 30, 2013, the increase in fee earning AUM was primarily related to new commitments, resulting in higher net fee earning AUM of $1.7 billion.

        Fee earning AUM was $23.2 billion as of December 31, 2012, an increase of $2.6 billion, or 12.8%, compared to fee earning AUM of $20.6 billion as of December 31, 2011. During the year ended December 31, 2012, the increase in fee earning AUM was related to new commitments, resulting in higher net fee earning AUM of $2.4 billion.

        Fee earning AUM was $20.6 billion as of December 31, 2011, an increase of $3.5 billion, or 20.7%, compared to fee earning AUM of $17.1 billion as of December 31, 2010. During the year ended December 31, 2011, the increase in fee earning AUM was primarily related to CLO acquisitions and new commitments to our funds, resulting in higher net fee earning AUM of $3.5 billion.

        Tradable Credit fee earning AUM may vary from AUM for variety of reasons including the following:

  •
  leverage for certain funds that utilize leverage strategies and for which management fees are based on NAV, drawn equity or invested equity;

  •
  investments made by the general partner and/or certain of its affiliates;

  •
  undrawn capital commitments to funds for which management fees are based on invested capital; and

  •
  fee earning AUM based on invested or committed capital does not reflect the impact of changes in market value.

        The reconciliation of AUM to fee earning AUM for the Tradable Credit Group is presented below for each period.

		Year Ended December 31,
	Nine Months Ended September 30, 2013
		2012	2011	2010
	(Dollars in millions)
Tradable Credit Group
AUM	$26,922	$25,872	$23,733	$19,595
Non-fee paying debt	(1,468)	(1,551)	(1,442)	(1,367)
General partner and affiliates	(181)	(253)	(285)	(289)
Undeployed	(452)	(403)	(322)	(286)
Market value/other	(70)	(482)	(1,124)	(616)

Fee earning AUM	$24,751	$23,183	$20,561	$17,037

        Total AUM was $26.9 billion as of September 30, 2013 compared to fee earning AUM of $24.8 billion as of September 30, 2013, reflecting a difference of $2.1 billion. The difference was primarily due to non-fee paying debt in the amount of $1.5 billion from the utilization of leveraged strategies for which management fees are earned on drawn equity or invested equity. In addition, $452 million of the total difference was due to undrawn capital commitments for which management fees are earned on invested capital or market value of assets.

        Total AUM was $25.9 billion as of December 31, 2012 compared to fee earning AUM of $23.2 billion as of December 31, 2012, reflecting a difference of $2.7 billion. The difference was primarily due to non-fee paying debt in the amount of $1.6 billion from the utilization of leverage strategies for which management fees are earned on drawn equity or invested equity. In addition, $403 million of the total difference was due to undrawn capital commitments for which management fees are earned on invested capital or market value of assets. The net difference in market value was $482 million as of December 31, 2012 compared to December 31, 2011.

        Total AUM was $23.7 billion as of December 31, 2011 compared to fee earning AUM of $20.6 billion as of December 31, 2010, reflecting a difference of $3.1 billion. The difference was primarily due to non-fee paying debt in the amount of $1.4 billion from the utilization of leverage strategies for which management fees are earned on drawn equity or invested equity. In addition, $322 million of the total difference was due to undrawn capital commitments for which management fees are earned on invested capital or market value of assets. The net difference in market value of $1.1 billion as of December 31,

2011 was primarily due to the timing of inclusion for $872 million of AUM associated with certain acquired CLOs versus commencement of management fee accrual.

        Total AUM was $19.6 billion as of December 31, 2010 compared to fee earning AUM of $17.0 billion as of December 31, 2010, reflecting a difference of $2.6 billion. The difference was primarily due to non-fee paying debt in the amount of $1.4 billion from the utilization of leverage strategies for which management fees are earned on drawn equity or invested equity. In addition, $286 million of the total difference was due to undrawn capital commitments for which management fees are earned on invested capital or market value of assets. The net difference in market value was $616 million as of December 31, 2010.

Direct Lending Group

        The following table sets forth certain statement of operations data and certain other data of our Direct Lending Group segment on a standalone basis for the periods presented.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Dollars in thousands)
Direct Lending Group
Management fees—recurring	$173,344	$137,100	$190,129	$154,737	$114,107
Management fees—one-time deferrals	—	—	—	—	—

Total management fees	173,344	137,100	190,129	154,737	114,107
Administrative fees and other income	11,351	12,198	16,678	12,185	14,885
Compensation and benefits	(113,495)	(88,390)	(123,895)	(97,925)	(77,570)
General, administrative and other expenses	(16,278)	(11,311)	(15,278)	(17,700)	(10,209)

Fee related earnings (loss)	$54,922	$49,597	$67,634	$51,297	$41,213

Performance fees—realized	$—	$—	$11,523	$—	$6
Performance fees—unrealized	10,658	1,646	2,194	—	(6)
Performance fee compensation—realized	(9)	—	(6,913)	—	—
Performance fee compensation—unrealized	(6,327)	(823)	(1,097)	—	—

Net performance fees	4,322	823	5,707	—	—
Investment income (loss)—realized	1,103	(79)	(1,308)	(383)	(943)
Investment income (loss)—unrealized	1,794	7,167	10,324	2,380	13,170
Interest and other income	3,277	3,351	4,583	4,094	4,056
Interest expense	(2,061)	(1,687)	(3,060)	(2,007)	(1,444)

Net investment income (loss)	4,113	8,752	10,539	4,084	14,839
Performance related earnings (loss)	$8,435	$9,575	$16,246	$4,084	$14,839

Economic net income (loss)	$63,357	$59,172	$83,880	$55,381	$56,052

Distributable earnings (loss)	$56,264	$50,489	$71,510	$46,124	$42,033

Direct Lending Group—Standalone Basis: Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

        Management Fees.    Total management fees increased by $36.2 million, or 26.4%, to $173.3 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was principally driven by additional capital raises of ARCC, resulting in an incremental management fee of $26.0 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. In addition, our European Direct Lending platform generated an additional of $10.9 million in management fees for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Management fees of the Direct Lending Group also include quarterly performance fees on the investment income from ARCC.

        Performance Fees.    Performance fees increased by $9.0 million, or 547.5%, to $10.7 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase in performance fees was principally attributable to an increase in unrealized performance fees earned by ARCC from additional net realized capital gains. ARCC did not pay performance fees for the same period in 2012.

        Compensation and Benefits.    Compensation and benefits increased by $25.1 million, or 28.4%, to $113.5 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was primarily driven by merit increases and an increase in headcount, and approximately $9.3 million related to the ACE Externalization.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $5.0 million, or 43.9%, to $16.3 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was driven primarily by an increase in headcount from 2012 to 2013 and the ACE Externalization, when we assumed the general, administrative and other expenses.

        Other Income (Loss).    Other income decreased by $4.6 million, or 53.0%, to $4.1 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The decrease in net investment income was attributable principally to a lower market appreciation of ARCC in 2013 as compared to 2012.

        Economic Net Income.    ENI was $63.4 million for the nine months ended September 30, 2013 compared to $59.2 million for the nine months ended September 30, 2012, representing an increase of $4.2 million. The increase in ENI for the nine months ended September 30, 2013 was due to higher FRE of $5.3 million and an increase in net performance fees of $3.5 million. The increase was partially offset by a decrease in net investment income of $4.6 million.

        Fee Related Earnings.    FRE was $54.9 million for the nine months ended September 30, 2013 compared to $49.6 million for the nine months ended September 30, 2012, representing an increase of $5.3 million. The increase was due to higher management fees and other income of $35.4 million and was partially offset by higher compensation and benefits expense of $25.1 million and general, administrative and other expenses of $5.0 million.

        Performance Related Earnings.    PRE was $8.4 million for the nine months ended September 30, 2013 compared to $9.6 million for the nine months ended September 30, 2012, representing a decrease of $1.1 million. The PRE decrease was attributable primarily to market depreciation in 2013.

Direct Lending Group—Standalone Basis: Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Management Fees.    Total management fees increased by $35.4 million, or 22.9%, to $190.1 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was principally driven by increased management fees paid by ARCC of $31.3 million and by our private debt managed accounts of $3.4 million due to capital deployment. Additionally, administrative fees and other income increased by $4.5 million for the year ended December 31, 2012 compared to the same period in 2011 primarily due to additional administrative fees reimbursed by ARCC.

        Performance Fees.    Performance fees were $13.7 million for the year ended December 31, 2012 as compared to no performance fees earned for the year ended December 31, 2011. Of the $13.7 million increase, ARCC contributed $11.5 million from realization of net capital gains, and our private debt managed accounts contributed $2.2 million as the returns on investments exceeded the return hurdle rates.

        Compensation and Benefits.    Compensation and benefits increased by $26.0 million, or 26.5%, to $123.9 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was primarily driven by incremental compensation expenses from an increase in headcount.

        General, Administrative and Other Expenses.    General, administrative and other expenses decreased by $2.4 million, or 13.7%, to $15.3 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The decrease was principally due to a one-time placement fee of $6.0 million incurred in 2011 and was partially offset by increase in expenses as a result of an increase in headcount from 2011 to 2012.

        Other Income (Loss).    Other income increased by $6.5 million, or 158.1%, to $10.5 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in net investment income was principally driven by market appreciation of our ownership of ARCC stock, and was partially offset by higher interest expense from borrowings in 2012.

        Economic Net Income.    ENI was $83.9 million for the year ended December 31, 2012 compared to $55.4 million for the year ended December 31, 2011, representing an increase of $28.5 million. The increase in ENI for the year ended December 31, 2012 was due to higher FRE of $16.3 million, net investment income of $7.0 million and net performance fees of $5.7 million.

        Fee Related Earnings.    FRE was $67.6 million for the year ended December 31, 2012 compared to $51.3 million for the year ended December 31, 2011, representing an increase of $16.3 million. The increase in FRE for the year ended December 31, 2012 was due to an increase in management fees and other income of $39.9 million, coupled with a decrease in general, administrative and other expenses of $2.4 million, and was partially offset by an increase in compensation and benefits expense of $26.0 million.

        Performance Related Earnings.    PRE was $16.2 million for the year ended December 31, 2012 compared to $4.1 million for the year ended December 31, 2011, representing an increase of $12.2 million. The PRE increase was primarily attributable to market appreciation.

Direct Lending Group—Standalone Basis: Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Management Fees.    Total management fees increased by $40.6 million, or 35.6% to $154.7 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was principally driven by increased management fees paid by ARCC of $37.1 million due to capital deployment and by our private debt managed accounts of $4.2 million due to the launch of new funds in 2011 and the full-year impact of funds that were launched in 2010.

        Compensation and Benefits.    Compensation and benefits increased by $20.4 million, or 26.2%, to $97.9 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was primarily driven by incremental compensation expenses from an increase in headcount.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $7.5 million, or 73.4%, to $17.7 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was principally due to a one-time marketing cost of $6.0 million incurred in 2011.

        Other Income (Loss).    Other income decreased by $10.8 million, or 72.5%, to $4.1 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in net investment income was primarily due to market depreciation.

        Economic Net Income.    ENI was $55.4 million for the year ended December 31, 2011 compared to $56.1 million for the year ended December 31, 2010, representing a decrease of $0.7 million. The decrease in ENI for the year ended December 31, 2011 was due to a decrease in net investment income of $10.2 million that partially offset by an increase in FRE of $10.1 million.

        Fee Related Earnings.    FRE was $51.3 million for the year ended December 31, 2011 compared to $41.2 million for the year ended December 31, 2010, representing an increase of $10.1 million. The increase in FRE for the year ended December 31, 2011 was due to the increased management fees and other income of $37.9 million which was partially offset by higher compensation and benefits of $20.4 million and general, administrative and other expenses of $7.5 million.

        Performance Related Earnings.    PRE was $4.1 million for the year ended December 31, 2011 compared to $14.8 million for the year ended December 31, 2010, representing a decrease of $10.8 million. The PRE decrease was primarily attributable to lower market appreciation in investments in 2011 compared to 2010.

Direct Lending Group—Assets Under Management

        The table below provides the period-to-period roll forward of AUM for the Direct Lending Group.

		Year Ended December 31,
	Nine Months Ended September 30, 2013
		2012	2011	2010
	(Dollars in millions)
Direct Lending Group
Change in AUM:
Beginning of period	$22,480	$16,743	$14,440	$8,347
Acquisitions(1)	—	—	—	1,497
Commitments(2)	2,203	5,537	2,629	4,046
Capital called, net(3)	(354)	(27)	(147)	161
Distributions(4)	(586)	(705)	(720)	(374)
Market appreciation (depreciation)(5)	680	932	540	763

End of period	$24,423	$22,480	$16,742	$14,440

(1)
Represents AUM as of June 30, 2010 for the acquisition of Allied Capital, a private equity and mezzanine capital lender, by ARCC during the year ended December 31, 2010.

(2)
Represents new commitments during the period, including equity and debt commitments.

(3)
Represents capital called by our funds and net change in leverage during the period.

(4)
Represents distributions and redemptions net of callable amounts.

(5)
Includes fund net income, including interest income, realized and unrealized gains (losses), fees and expenses, and the impact of foreign currency.

        Total AUM was $24.4 billion as of September 30, 2013, an increase of $1.9 billion, or 8.6%, compared to total AUM of $22.5 billion as of December 31, 2012. During the nine months ended September 30, 2013, the increase in AUM was primarily due to $2.2 billion of new commitments to our funds.

        The increases in AUM were partially offset by net distributions of $586 million. In addition, market appreciation (which includes interest income, realized and unrealized gains (losses), fees and expenses and the impact of foreign currency) totaled $680 million across the portfolio during the nine months ended September 30, 2013.

        Total AUM was $22.5 billion as of December 31, 2012, an increase of $5.7 billion, or 34.3%, compared to $16.7 billion as of December 31, 2011. During the year ended December 31, 2012, the increase in AUM was primarily due to $5.5 billion of commitments to our funds.

        The increases in AUM were partially offset by net distributions of $705 million. In addition, market appreciation (which includes interest income, realized and unrealized gains (losses), fees and expenses and the impact of foreign currency) totaled $932 million across our portfolio during the year ending December 31, 2012.

        Total AUM was $16.7 billion as of December 31, 2011, an increase of $2.3 billion, or 15.9%, compared to $14.4 billion as of December 31, 2010. During the year ended December 31, 2011, the increase in AUM was primarily due to $2.6 billion of commitments.

        The increases in AUM were partially offset by net distributions of $720 million. In addition, market appreciation (which includes interest income, realized and unrealized gains (losses), fees and expenses and the impact of foreign currency) totaled $540 million across our portfolio during the year ended December 31, 2011.

        Total AUM was $14.4 billion as of December 31, 2010, an increase of $6.1 billion, or 73.0%, compared to total AUM of $8.3 billion as of December 31, 2009. During the year ended December 31, 2010, the increase in AUM was primarily due to the acquisition of $1.5 billion in AUM through the acquisition of Allied Capital, a private equity and mezzanine lender, by ARCC and $4.0 billion of commitments.

        The increases in AUM were partially offset by net distributions of $374 million. In addition, market appreciation (which includes interest income, realized and unrealized gains (losses), fees and expenses and the impact of foreign currency) totaled $763 million across our portfolio during the year ending December 31, 2010.

Direct Lending Group—Fee Earning AUM

        Fee earning AUM for the Direct Lending Group is presented below for each period. The table below breaks out fee earning AUM by its respective components for each period.

		Year Ended December 31,
	Nine Months Ended September 30, 2013
		2012	2011	2010
	(Dollars in millions)
Direct Lending Group
Components of fee earning AUM
Fee earning AUM based on capital commitments(1)	$295	$295	$295	$—
Fee earning AUM based on invested capital(2)	1,302	826	977	787
Fee earning AUM based on market value/other(3)	7,783	6,580	5,357	4,386
Fee earning AUM based on collateral balances, at par(4)	8,436	7,748	6,964	5,505

Total fee earning AUM	$17,816	$15,449	$13,593	$10,678

(1)
Reflects limited partner capital commitments where the investment period has not expired.

(2)
Reflects limited partner invested capital.

(3)
Market value/other includes ARCC fee earning AUM which is based on the average value of our total assets.

(4)
Reflects the gross amount of aggregate collateral balances, at par, for our CLOs and SSLP.

        Fee earning AUM was $17.8 billion as of September 30, 2013, an increase of $2.3 billion, or 15.3%, compared to $15.5 billion as of December 31, 2012. During the nine months ended September 30, 2013, the increase in fee earning AUM was primarily due to a $1.2 billion higher investment portfolio value for ARCC. Net capital deployment for funds with fee earning AUM based on invested capital accounted for the remaining increase, most notably from our European Direct Lending funds.

        Fee earning AUM was $15.5 billion as of December 31, 2012, an increase of $1.9 billion, or 13.7%, compared to $13.6 billion as of December 31, 2011. During the year ended December 31, 2012, the increase in fee earning AUM was primarily due to a $1.1 billion higher investment portfolio value for ARCC.

        Fee earning AUM was $13.6 billion as of December 31, 2011, an increase of $2.9 billion, or 27.3%, compared to $10.7 billion as of December 31, 2010. During the year ended December 31, 2011, the increase in fee earning AUM was primarily due to a $725 million higher investment portfolio value for ARCC.

        Fee earning AUM was $10.7 billion as of December 31, 2010, primarily comprised of $4.4 billion of fee earning AUM in ARCC.

        Direct Lending fee earning AUM may vary from AUM for variety of reasons including the following:

  •
  investments made by the general partner and/or certain of its affiliates;

  •
  undrawn capital commitments to funds for which management fees are based on invested capital;

  •
  funds for which fee earning AUM does not reflect the impact of changes in market value; and

  •
  funds for which management fee accrual has not been activated.

        The reconciliation of fee earning AUM for the Direct Lending Group is presented below for each period.

		Year Ended December 31,
	Nine Months Ended September 30, 2013
		2012	2011	2010
	(Dollars in millions)
Direct Lending Group
AUM	$24,423	$22,480	$16,743	$14,440
Non-fee paying debt	(271)	—	—	—
AIH co-invest/cross holdings	(106)	(108)	(83)	(82)
Undeployed	(5,551)	(6,765)	(2,850)	(3,532)
Market value/other	(679)	(157)	(217)	(16)
Fees not turned on	—	—	—	(164)

Fee earning AUM	$17,816	$15,450	$13,593	$10,678

        Total AUM was $24.4 billion as of September 30, 2013 compared to fee earning AUM of $17.8 billion, reflecting a difference of $6.6 billion. The difference was primarily due to $5.6 billion of undrawn capital commitments (including undrawn debt commitments for ARCC) for which management fees are earned on invested capital or portfolio value excluding cash.

        Total AUM was $22.5 billion as of December 31, 2012 compared to fee earning AUM of $15.5 billion, reflecting a difference of $7.0 billion. The difference was primarily due $6.8 billion of undrawn capital commitments (including undrawn debt commitments for ARCC) for which management fees are earned on invested capital or portfolio value excluding cash.

        Total AUM was $16.7 billion as of December 31, 2011 compared to fee earning AUM of $13.6 billion, reflecting a difference of $3.1 billion. The difference was primarily due $2.9 billion of undrawn capital commitments (including undrawn debt commitments for ARCC) for which management fees are earned on invested capital or portfolio value excluding cash.

        Total AUM was $14.4 billion as of December 31, 2010 compared to fee earning AUM of $10.7 billion, reflecting a difference of $3.8 billion. The difference was primarily due to $3.5 billion of undrawn capital commitments (including undrawn debt commitments for ARCC) for which management fees are earned on invested capital or portfolio value excluding cash.

Private Equity Group

        The following table sets forth certain statement of operations data and certain other data of our Private Equity Group segment on a standalone basis for the periods presented.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Dollars in thousands)
Private Equity Group
Management fees—recurring	$70,816	$48,401	$69,252	$67,749	$70,219
Management fees—one-time deferrals	—	—	—	—	—

Total management fees	70,816	48,401	69,252	67,749	70,219
Administrative fees and other income	577	1,079	673	2,046	1,824
Compensation and benefits	(27,317)	(23,289)	(33,332)	(28,429)	(25,332)
General, administrative and other expenses	(11,680)	(7,846)	(12,290)	(10,834)	(10,040)

Fee related earnings (loss)	$32,396	$18,345	$24,303	$30,532	$36,671

Performance fees—realized	$66,127	$179,563	$321,686	$193,506	$66,707
Performance fees—unrealized	16,199	44,501	(78,289)	(45,870)	175,850
Performance fee compensation—realized	(52,901)	(143,385)	(258,781)	(154,701)	(53,242)
Performance fee compensation—unrealized	(12,058)	(40,518)	60,009	39,612	(143,771)

Net performance fees	17,367	40,161	44,625	32,547	45,544
Investment income (loss)—realized	4,657	18,650	36,817	22,099	7,192
Investment income (loss)—unrealized	2,045	10,548	(10,923)	(4,952)	24,624
Interest and other income	4,326	5,502	7,742	6,116	4,906
Interest expense	(2,524)	(1,718)	(3,709)	(1,433)	(2,994)

Net investment income (loss)	8,504	32,982	29,927	21,830	33,728
Performance related earnings (loss)	$25,871	$73,143	$74,552	$54,377	$79,272

Economic net income (loss)	$58,267	$91,488	$98,855	$84,909	$115,943

Distributable earnings (loss)	$50,519	$76,126	$126,951	$94,934	$58,375

Private Equity Group—Standalone Basis: Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

        Management Fees.    Total management fees increased by $22.4 million, or 46.3%, to $70.8 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was primarily attributable to our fourth private equity fund in the U.S., which closed during the second quarter of 2012 and for which fees were activated in the fourth quarter of 2012. Our increase in fees from the new fund of $50.6 million in fees for the nine months ended September 30, 2013 were, partially offset by a contractual fee step down of $25.6 million and investments sales in our legacy funds of $3.3 million.

        Performance Fees.    Performance fees decreased by $141.7 million, or 63.3%, to $82.3 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The decrease was principally attributable to substantial realizations during 2012 on the underlying investments through sales and partial sales. Market improvements in 2012 also resulted in an unrealized gain on the underlying investment for the nine months ended September 30, 2012 that exceeded the unrealized gains recorded for the nine months ended September 30, 2013.

        Compensation and Benefits.    Compensation and benefits increased by $4.0 million, or 17.3%, to $27.3 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was primarily driven by incremental compensation expenses from merit increases and an increase in headcount.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $3.8 million, or 48.9%, to $11.7 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was driven primarily by an increase in headcount from 2012 to 2013.

        Other Income (Loss).    Other income decreased by $24.5 million, or 74.2%, to $8.5 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The decrease in net investment income was principally attributable to lower market appreciation for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

        Economic Net Income.    ENI was $58.3 million for the nine months ended September 30, 2013 compared to $91.5 million for the nine months ended September 30, 2012, representing a decrease of $33.2 million. The decrease in ENI for the nine months ended September 30, 2013 was due to lower net investment income of $24.5 million and lower net performance fees of $22.8 million. These decreases were partially offset by higher FRE of $14.1 million.

        Fee Related Earnings.    FRE was $32.4 million for the nine months ended September 30, 2013 compared to $18.3 million for the nine months ended September 30, 2012, representing an increase of $14.1 million. The increase was due to higher management fees and other income of $21.9 million and was partially offset by higher compensation and benefits expenses of $4.0 million and general, administrative and other expenses of $3.8 million.

        Performance Related Earnings.    PRE was $25.8 million for the nine months ended September 30, 2013 compared to $73.1 million for the nine months ended September 30, 2012, representing a decrease of $47.3 million. The PRE decrease was primarily attributable to investment sales in 2012 and market depreciation.

Private Equity Group—Standalone Basis: Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Management Fees.    Total management fees increased by $1.5 million, or a 2.2%, to $69.3 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in management fees was principally attributable to ACOF IV, which generated $11.8 million. The increase was partially offset by a contractual fee step down of $5 million triggered by the launch of ACOF IV and a decrease in management fees of $5.2 million from investments sales from our legacy funds. Additionally, administrative fees and other income decreased by $1.4 million for the year ended December 31, 2012 compared to the same period in 2011.

        Performance Fees.    Performance fees increased by $95.8 million, or 64.9%, to $243.4 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in performance fees was attributable to substantial improvement of market appreciation on the underlying investments in 2012 compared to 2011, which were also principally realized through sales and partial sales.

        Compensation and Benefits.    Compensation and benefits increased by $4.9 million, or 17.3%, to $33.3 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was primarily driven by incremental compensation expenses from an increase in headcount.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $1.5 million, or 13.4%, to $12.3 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was driven primarily by an increase in headcount from 2011 to 2012.

        Other Income (Loss).    Other income increased by $8.1 million, or 37.1%, to $29.9 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in net investment income was due to realization on investment sales and market appreciation.

        Economic Net Income.    ENI was $98.9 million for the year ended December 31, 2012 compared to $84.9 million for the year ended December 31, 2011, representing an increase of $13.9 million. The increase in ENI was due to an increase in net performance fees of $12.1 million and in net investment income of $8.8 million. These increases were partially offset by a decrease of FRE of $6.2 million.

        Fee Related Earnings.    FRE was $24.3 million for the year ended December 31, 2012 compared to $30.5 million for the year ended December 31, 2011, representing a decrease of $6.2 million. The decrease in FRE for the year ended December 31, 2012 was due to a higher compensation and benefits expense of $4.9 million and general, administrative and other expenses of $1.5 million. The FRE decrease was partially offset by an increase in management fees and other income of $0.1 million.

        Performance Related Earnings.    PRE was $74.6 million for the year ended December 31, 2012 compared to $54.4 million for the year ended December 31, 2011, representing an increase of $20.2 million. The PRE increase was primarily attributable to substantial improvement of market appreciation on the underlying investments in 2012 compared to 2011.

Private Equity Group—Standalone Basis: Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Management Fees.    Total management fees decreased by $2.5 million, or 3.5%, to $67.7 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease of $2.5 million was attributable to investment sales in 2011.

        Performance Fees.    Performance fees decreased by $94.9 million, or 39.1%, to $147.6 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in performance fees was primarily attributable to greater market appreciation in 2010 compared to 2011.

        Compensation and Benefits.    Compensation and benefits increased by $3.1 million, or 12.2%, to $28.4 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was primarily driven by incremental compensation expenses from an increase in headcount.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $0.8 million, or 7.9%, to $10.8 million for the year ended December 31, 2011 compared to the year ended December 31, 2011. The increase was driven primarily by an increase in headcount from 2010 to 2011 and set up costs related to the new offices in Asia.

        Other Income (Loss).    Other income decreased by $12.0 million, or 35.3%, to $21.8 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in net investment income was primarily due to market depreciation in one fund.

        Economic Net Income.    ENI was $84.9 million for the year ended December 31, 2011 compared to $115.9 million for the year ended December 31, 2010, representing a decrease of $31.0 million. The decrease in ENI for the year ended December 31, 2011 was due to a decrease in net performance fees of $13.0 million, net investment income of $12.0 million and FRE of $6.1 million.

        Fee Related Earnings.    FRE was $30.5 million for the year ended December 31, 2011 compared to $36.7 million for the year ended December 31, 2010, representing a decrease of $6.1 million. The decrease in FRE for the year ended December 31, 2011 was due to increases in compensation and benefits expense of $3.1 million and in general, administrative and other expenses of $0.8 million, and a lower management fees and other income of $2.2 million.

        Performance Related Earnings.    PRE was $54.4 million for the year ended December 31, 2011 compared to $79.3 million for the year ended December 31, 2010, representing a decrease of $25.0 million. The PRE decrease was primarily attributable to lower market appreciation in 2011.

Private Equity Group—Assets Under Management

        The table below provides the period-to-period roll forward of AUM for the Private Equity Group.

		Year Ended December 31,
	Nine Months Ended September 30, 2013
		2012	2011	2010
	(Dollars in millions)
Private Equity Group
Change in AUM:
Beginning of period	$10,141	$7,356	$7,825	$7,008
Acquisitions	—
Commitments(1)	88	4,742	90	—
Capital called, net(2)	(271)	(283)	(35)	(29)
Distributions(3)	(543)	(2,798)	(1,403)	(504)
Market appreciation (depreciation)(4)	400	1,125	878	1,351

End of period	$9,815	$10,142	$7,355	$7,826

(1)
Represents new commitments during the period, including equity and debt commitments.

(2)
Represents capital called and the net change in leverage during the period.

(3)
Represents distributions and redemptions net of recallable amounts.

(4)
Includes fund net income, including interest income, realized and unrealized gains (losses), fees and expenses, and the impact of foreign currency.

        Total AUM was $9.8 billion as of September 30, 2013, a decline of $326 million, or 3.2%, compared to total AUM of $10.1 billion as of December 31, 2012. During the nine months ended September 30, 2013, the decrease in AUM was primarily driven by net distributions of $543 million, comprised of gross distributions of $738 million offset by $195 million in recallable amounts. In addition, during the period ending September 30, 2013, $689 million of capital was called, offset by a corresponding reduction in uncalled committed capital with nominal net impact to AUM.

        Total AUM was $10.1 billion as of December 31, 2012, an increase of $2.8 billion, or 37.9%, compared to total AUM of $7.4 billion as of December 31, 2011. During the year ended December 31, 2012, the increase in AUM was primarily due to ACOF IV, which held its final closing in November 2012 with total commitments of $4.7 billion (including General Partner commitments of $200 million). In addition, market appreciation totaled $1.1 billion across our portfolio in 2012. These increases were partially offset by net distributions of $2.8 billion, comprised of gross distributions of $2.9 billion offset by $116 million in recallable amounts. In addition, during the year ending December 31, 2012, $1.5 billion of capital was called, offset by a corresponding reduction in uncalled committed capital with nominal net impact to AUM.

        Total AUM was $7.4 billion as of December 31, 2011, a decline of $469 million, or 6.0%, compared to $7.8 billion as of December 31, 2010. During the year ended December 31, 2011, the decrease in AUM was primarily driven by net distributions of $1.4 billion, comprised of gross distributions of $1.9 billion offset by

$477 million in recallable amounts. This decrease was partially offset by the launch of Ares Corporate Opportunities Fund Asia, L.P. ("ACOF Asia"), our first private equity fund in Asia, which held its first closing in April 2011. In addition, market appreciation totaled $878 million across our portfolio in 2011. During the year ending December 31, 2011, $642 million of capital was called, offset by a corresponding reduction in uncalled committed capital with nominal net impact to AUM.

        Total AUM was $7.8 billion as of December 31, 2010, an increase of $817 million, or 11.7%, compared to total AUM of $7.0 billion as of December 31, 2009. During the year ended December 31, 2010, the increase in AUM was primarily driven by market appreciation of $1.4 billion. This increase was partially offset by net distributions of $504 million, comprised of gross distributions of $901 million offset by $396 million in recallable amounts. In addition, during the year ending December 31, 2010, $928 million of capital was called, offset by a corresponding reduction in uncalled committed capital with nominal net impact to AUM.

Private Equity Group—Fee Earning AUM

        Fee earning AUM for the Private Equity Group is presented below for each period. The table below breaks out fee earning AUM by its respective components for each period.

		Year Ended December 31,
	Nine Months Ended September 30, 2013
		2012	2011	2010
	(Dollars in millions)
Private Equity Group
Components of fee earning AUM
Fee earning AUM based on capital commitments(1)	$4,555	$4,532	$3,310	$3,310
Fee earning AUM based on invested capital(2)	2,807	3,276	1,556	1,847

Total fee earning AUM	$7,362	$7,807	$4,866	$5,157

(1)
Reflects limited partner capital commitments where the investment period has not expired.

(2)
Reflects limited partner invested capital.

        Fee earning AUM was $7.4 billion as of September 30, 2013, a decrease of $0.5 billion, or 5.7%, compared to fee earning AUM of $7.8 billion as of December 31, 2012. During the nine months ended September 30, 2013, the decrease in fee earning AUM was primarily due to net distributions of limited partner capital reducing the fee earning AUM based on invested capital.

        Fee earning AUM was $7.8 billion as of December 31, 2012, an increase of $2.9 billion, or 60.5%, compared to fee earning AUM of $4.9 billion as of December 31, 2011. During the year ended December 31, 2012, the increase in fee earning AUM was primarily due to the launch of ACOF IV, with total 3rd party limited partner commitments of $4.5 billion offset by the change of fee basis from committed to investment capital and net distributions of partner capital on our predecessor fund.

        Fee earning AUM was $4.9 billion as of December 31, 2011, a decrease of $0.3 billion, or 5.6%, compared to $5.2 billion as of December 31, 2010. During the year ended December 31, 2011, the decrease in fee earning AUM was primarily due to net distributions of limited partner capital.

        Fee earning AUM was $5.2 billion as of December 31, 2010, comprised of $3.3 billion of fee earning AUM based on capital commitments, $1.8 billion of fee earning AUM based on invested capital.

        Private Equity fee earning AUM may vary from AUM for variety of reasons including the following:

  •
  undrawn capital commitments to funds for which management fees are based on invested capital;

  •
  capital commitments to funds that have not commenced their investment periods;

  •
  investments made by the general partner and/or certain of its affiliates; and

  •
  Fee earning AUM does not reflect the impact of changes in market value.

        The reconciliation of AUM to fee earning AUM for the Private Equity Group is presented below for each period.

		Year Ended December 31,
	Nine Months Ended September 30, 2013
		2012	2011	2010
	(Dollars in millions)
Private Equity Group
AUM	$9,815	$10,141	$7,356	$7,825
General partner and affiliates	(815)	(756)	(815)	(855)
Undeployed	(1,010)	(927)	(351)	(380)
Market value/other	(629)	(651)	(1,324)	(1,433)

Fee earning AUM	$7,362	$7,808	$4,866	$5,157

        Total AUM was $9.8 billion as of September 30, 2013 compared to fee earning AUM of $7.4 billion, reflecting a difference of $2.5 billion. The difference was attributable to investments made by the general partner and/or certain of its affiliates, undrawn capital commitments to funds that earn fees based on invested capital and market value which were $815.2 million, $1.0 billion and $628.7 million, respectively as of September 30, 2013.

        Total AUM was $10.1 billion as of December 31, 2012 compared to fee earning AUM of $7.8 billion, reflecting a difference of $2.3 billion. The difference was attributable to investments made by the general partner and/or certain of its affiliates, undrawn capital commitments to funds that earn fees based on invested capital and market value which were $755.7 million, $926.7 million and $650 million, respectively as of December 31, 2012.

        Total AUM was $7.4 billion as of December 31, 2011 compared to fee earning AUM of $4.9 billion, reflecting a difference of $2.5 billion. The difference was attributable to investments made by the general partner and/or certain of its affiliates, undrawn capital commitments to funds that earn fees based on invested capital and market value which were $814.8 million, $350.9 million and $1.3 billion, respectively as of December 31, 2011.

        Total AUM was $7.8 billion as of December 31, 2010 compared to fee earning AUM of $5.2 billion, reflecting a difference of $2.7 billion. The difference was attributable to investments made by the general partner and/or certain of its affiliates, undrawn capital commitments to funds that earn fees based on invested capital and market value which were $855.2 million, $380.0 million and $1.4 billion, respectively as of December 31, 2010.

Real Estate Group

        The following table set forth certain statement of operations data and certain other data of our Real Estate Group segment on a standalone basis for the periods presented.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Dollars in thousands)
Real Estate Group
Management fees—recurring	$23,647	$7,304	$9,814	$2,893	$—
Management fees—one-time deferrals	—	—	—	—	—

Total management fees	23,647	7,304	9,814	2,893
Administrative fees and other income	2,099	853	1,404	508
Compensation and benefits	(26,234)	(14,873)	(21,055)	(8,527)	(945)
General, administrative and other expenses	(10,513)	(11,460)	(12,498)	(2,715)	(127)

Fee related earnings (loss)	$(11,001)	$(18,176)	$(22,335)	$(7,841)	$(1,072)

Performance fees—realized	$—	$—	$—	$—	$—
Performance fees—unrealized	2,783	—	—	—	—
Performance fee compensation—realized	—	—	—	—	—
Performance fee compensation—unrealized	—	—	—	—	—

Net performance fees	2,783	—	—	—	—
Investment income (loss)—realized	(112)	(26)	(49)	(16)
Investment income (loss)—unrealized	(5,519)	(5,203)	(6,451)	(160)	—
Interest and other income	1,574	700	1,203	—	—
Interest expense	(841)	(441)	(891)	(13)	—

Net investment income (loss)	(4,898)	(4,970)	(6,188)	(189)	—
Performance related earnings (loss)	$(2,115)	$(4,970)	$(6,188)	$(189)	$—

Economic net income (loss)	$(13,116)	$(23,146)	$(28,523)	$(8,030)	$(1,072)

Distributable earnings (loss)	$16,612	$(18,221)	$(22,479)	$(10,082)	$(1,072)

Real Estate Group—Standalone Basis: Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

        Management Fees.    Total management fees increased by $16.3 million, or 223.8%, to $23.6 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Of the $16.3 million increase in management fees, $14.3 million was contributed by the acquired management fee contracts from the AREA transaction and $1.7 million was contributed by our publicly traded real estate fund from additional capital raised. In addition, administrative fees and other income increased by $1.2 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

        Performance Fees.    Performance fees were $2.8 million for the nine months ended September 30, 2013 compared to no performance fees earned for the nine months ended September 30, 2012. The increase in performance fees was attributable to the acquisition of AREA. Since the acquisition, market appreciation in the AREA portfolio resulted in unrealized performance fees of $2.8 million for the nine months ended September 30, 2013.

        Compensation and Benefits.    Compensation and benefits increased by $11.4 million, or 76.4%, to $26.2 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase was driven by base compensation and bonuses, which increased primarily from additional professionals with the acquisition of AREA.

        General, Administrative and Other Expenses.    General, administrative and other expenses decreased by $0.9 million, or 8.3%, to $10.5 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The decrease was primarily due to a one-time distribution related expense of $5.3 million incurred in 2012 by ACRE, our first publicly traded commercial real estate fund, and was partially offset by additional expenses related to the acquisition of AREA and placement fees for a new fund launched in 2013.

        Other Income (Loss).    Other income increased by $0.01 million, or 1.4%, to $4.9 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase in net investment income was principally attributable to higher dividend income of $0.9 million earned in 2013, and was partially offset by a decrease in unrealized investment income from market depreciation of ACRE in 2013 of $0.3 million and an increase in interest expense of $0.4 million.

        Economic Net Income.    ENI was ($13.1) million for the nine months ended September 30, 2013 compared to ($23.1) million for the nine months ended September 30, 2012, representing an increase of $10.0 million. The increase in ENI for the nine months ended September 30, 2013 was primarily driven by an increase in FRE of $7.2 million, an increase in net performance fees of $2.8 million and an increase in net investment income of $0.1 million.

        Fee Related Earnings.    FRE was ($11.0) million for the nine months ended September 30, 2013 compared to ($18.2) million for the nine months ended September 30, 2012. The increase in FRE was primarily attributable to an increase in management fee and other income of $17.6 million and a decrease in general, administrative and other expenses of $ 0.9 million. The increases were partially offset by an increase in compensation and benefits expense of $11.4 million.

        Performance Related Earnings.    PRE was ($2.1) million for the nine months ended September 30, 2013 compared to ($4.9) million for the nine months ended September 30, 2012. The increase in PRE was primarily attributable to an increase in unrealized performance fees of $2.8 million from market appreciation.

Real Estate Group—Standalone Basis: Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Management Fees.    Total management fees increased by $6.9 million, or 239.2%, to $9.8 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was principally attributable to our Real Estate Group's managed accounts, which reported $5.2 million in incremental management fees for the year ended December 31, 2012 as a result of the acquisition of Wrightwood, and the launch of ACRE, which generated $1.7 million in incremental management fees.

        Compensation and Benefits.    Compensation and benefits increased by $12.5 million, or 146.9%, to $21.1 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was driven by base compensation and bonuses, which increased by $9.1 million primarily from an increase in headcount from 2011 to 2012 due to the expansion of our real estate platform infrastructure and additional professionals from the acquisition of Wrightwood.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $9.8 million, or 360.3%, to $12.5 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was principally attributable to a one-time underwriter fee of $5.3 million incurred in 2012, additional expenses related to the acquisition of Wrightwood, including employee transition costs of $1.1 million, and an increase in operating costs due to an increase in headcount from 2011 to 2012.

        Other Income (Loss).    Other income decreased by $6.0 million, or 3,174.1%, to $6.2 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The decrease in net investment income was principally due to market depreciation of our investment in ACRE stock, which was partially offset by an increase in dividend income in 2012.

        Economic Net Income.    ENI was ($28.5) million for the year ended December 31, 2012 compared to ($8.0) million for year ended December 31, 2011, representing a decrease of $20.5 million. The decrease in ENI for the year ended December 31, 2012 was primarily driven by a decrease in FRE of $14.5 million and a decrease in unrealized investment income loss of $6.3 million.

        Fee Related Earnings.    FRE was ($22.3) million for year ended December 31, 2012 compared to ($7.8) million for the year ended December 31, 2011. The decrease in FRE was primarily attributable to an increase in compensation and benefits expense of $12.5 million and an increase in general, administrative and other expenses of $9.8 million. The decreases were partially offset by an increase in management fees and other income of $7.8 million.

        Performance Related Earnings.    PRE was ($6.2) million for the year ended December 31, 2012 compared to ($0.2) million for year ended December 31, 2011. The decrease in PRE was primarily attributable to a decrease in unrealized investment loss of $6.3 million from market depreciation.

Real Estate Group—Standalone Basis: Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Management Fees.    Total management fees were $2.9 million for the year ended December 31, 2011 compared to no management fees for the year ended December 31, 2010. The increase was principally attributable to the acquisition of Wrightwood in 2011, which contributed $2.9 million of management fees to our managed accounts.

        Compensation and Benefits.    Compensation and benefits increased by $7.6 million, or 802.3%, to $8.5 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was driven by base compensation and bonuses, which increased primarily due to additional professionals from the acquisition of Wrightwood.

        General, Administrative and Other Expenses.    General, administrative and other expenses increased by $2.6 million, or 2,037.7%, to $2.7 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was due to the acquisition of Wrightwood, which resulted in an increase in operating costs and integration costs.

        Other Income (Loss).    Other loss was $0.2 million for the year ended December 31, 2011 compared to no other income for the year ended December 31, 2010. The net investment loss was due to an unrealized loss position in a real estate investment.

        Economic Net Income.    ENI was ($8.0) million for the year ended 2011 compared to ($1.1) million for year ended 2010, representing a decrease of $7.0 million. The decrease in ENI for the year ended 2011, was primarily driven by a decrease in FRE of $6.8 million and a decrease in net investment income of $0.2 million.

        Fee Related Earnings.    FRE was ($7.8) million for year ended 2011 compared to ($1.1) million for the year ended 2010. The decrease in FRE was primarily attributable to an increase in compensation and benefits of $7.6 million and an increase in general, administrative and other expenses of $2.6 million. The decreases were partially offset by an increase in management fees and other income of $3.4 million.

Real Estate Group—Assets Under Management

        The table below provides the period-to-period roll forward of AUM for the Real Estate Group.

	Nine Months Ended September 30, 2013
		Year Ended December 31,
		2012	2011	2010
	(Dollars in millions)
Real Estate Group
Change in AUM:
Beginning of period	$1,664	$1,431	$—	$—
Acquisitions(1)(2)	6,091	—	1,421	—
Commitments(3)	1,148	348	104	—
Capital called, net(4)	(173)	(109)	(79)	—
Distributions(5)	(321)	(37)	(21)	—
Market appreciation (depreciation)(6)	252	31	5	—

End of period	$8,661	$1,664	$1,430	$—

(1)
Represents AUM as of June 30, 2011 for the acquisition of Wrightwood.

(2)
Represents AUM as of June 30, 2013 for the AREA Partners transaction.

(3)
Represents new commitments during the period, including equity and debt commitments.

(4)
Represents capital called by our funds, subscriptions or equity offerings by our publicly traded vehicles as well as the net change in leverage during the period.

(5)
Represents distributions and redemptions net of callable amounts.

(6)
Includes fund net income, including interest income, realized and unrealized gains (losses), fees and expenses and the impact of foreign currency.

        Total AUM was $8.7 billion as of September 30, 2013, an increase of $7.0 billion, or 420.5%, compared to total AUM of $1.7 billion as of December 31, 2012. During the nine months ended September 30, 2013, the increase in AUM was primarily due to the addition of $6.1 billion in AUM through the acquisition of AREA, in addition to $1.1 billion in new commitments comprised to our funds of $757 million and $391 million in new capital for ACRE comprised of $250 million of equity offerings and $141 million of new debt commitments.

        The increases in AUM were partially offset by distributions of $321.0 million. Capital called, net reflects the impact of net pay downs of debt facilities associated with our funds of $173.1 million. In addition, market appreciation totaled $252.4 million across our portfolio as of September 30, 2013.

        Total AUM was $1.7 billion as of December 31, 2012, an increase of $233.0 million, or 16.3%, compared to total AUM of $1.4 billion as of December 31, 2011. During the year ended December 31, 2012, the increase in AUM was primarily due to $348 million in new capital for ACRE comprised of $162 million of equity offerings and $186 million of new debt commitments.

        Total AUM was $1.4 billion as of December 31, 2011 primarily due to the addition of $1.4 billion in AUM from the acquisition of Wrightwood in August 2011. In addition, during the year ended December 31, 2011, there were new debt commitments for ACRE totaling $125 million (partially offset by a $27 million downsize of existing debt commitments). The increases in AUM were partially offset by total distributions of $21 million and Capital called, net of $79 million primarily due to net pay downs of debt facilities associated with our managed accounts.

Real Estate Group—Fee Earning AUM

        Fee earning AUM for the Real Estate Group is presented below for each period. The table below breaks out fee earning AUM by its respective components for each period.

	Nine Months Ended September 30, 2013
		Year Ended December 31,
		2012	2011	2010
	(Dollars in millions)
Real Estate Group
Components of fee earning AUM
Fee earning AUM based on capital commitments(1)(4)	$1,124	$—	$—	$—
Fee earning AUM based on invested capital(2)(4)	4,054	—	—	—
Fee earning AUM based on market value/other(3)	1,220	1,141	1,196	—

Total fee earning AUM	$6,398	$1,141	$1,196	$—

(1)
Reflects limited partner capital commitments where the investment period has not expired.

(2)
Reflects limited partner invested capital and includes amounts committed to or reserved for investments for certain real assets funds.

(3)
Market value/other includes ACRE fee earning AUM, which is based on our equity (including quarterly income, common dividends declared, and unrealized derivative gain or loss).

(4)
AREA fee earning AUM for some funds reflects capital commitments earned on a gross basis. Additionally, in the Real Estate Group some funds pay management fees (including on the general partner commitments) and then rebate the general partner's management fee share back to the fund and to the general partner.

        Fee earning AUM was $6.4 billion as of September 30, 2013, an increase of $5.3 billion, or 481.8%, compared to $1.1 billion as of December 31, 2012. During the nine months ended September 30, 2013, the increase in fee earning AUM was primarily due to the AREA acquisition, which included $5.2 billion of fee earning AUM. In addition, the 2013 equity offering for ACRE added $230 million of fee earning AUM.

        Fee earning AUM was $1.1 billion as of December 31, 2012, a decrease of $54 million, or 4.5%, compared to $1.2 billion as of December 31, 2011. During the year ended December 31, 2011, the decrease in fee earning AUM was due to liquidations of our managed accounts assets. The decrease was partially offset by the initial public offering of ACRE, which contributed $168 million in fee earning AUM.

        Fee earning AUM was $1.2 billion as of December 31, 2011, entirely comprised of fee earning AUM from the acquired Wrightwood funds.

        Real Estate fee earning AUM may vary from AUM for a variety of reasons including the following:

  •
  undrawn capital commitments to funds for which management fees are based on invested capital;

  •
  capital commitments to funds that have not commenced their investment periods;

  •
  leverage for certain funds that utilize leverage strategies and for which management fees are based on NAV, drawn equity or invested equity;

  •
  Fee earning AUM does not reflect the impact of changes in market value;

  •
  funds for which management fee accrual has not been activated; and

  •
  funds that are beyond the term during which management fees are paid.

        The reconciliation of fee earning AUM for the Real Estate Group is presented below for each period.

	Nine Months Ended September 30, 2013
		Year Ended December 31,
		2012	2011	2010
	(Dollars in millions)
Real Estate Group
AUM	$8,661	$1,664	$1,431	$—
SUN joint venture	(175)	—	—	—
Non-fee paying debt	(450)	(309)	(125)	—
Undeployed	(521)	—	—	—
Market value/other	(129)	(214)	(110)	—
Fees not turned on	(605)	—	—	—
Fees turned off	(383)	—	—	—

Fee earning AUM	$6,398	$1,141	$1,196	$—

        Total AUM was $8.7 billion as of September 30, 2013 compared to fee earning AUM of $6.4 billion, reflecting a difference of $2.3 billion. The difference between AUM and fee earning AUM as of September 30, 2013 was attributable to $450.0 million of non-fee paying debt in ACRE and $521.0 million of undrawn capital for funds for which management fees are earned based on invested capital. Management fees were not activated for our new funds, contributing $605.0 million.

        Total AUM was $1.7 billion as of December 31, 2012 compared to fee earning AUM of $1.1 billion, reflecting a difference of $0.5 billion. The difference between AUM and fee earning AUM as of December 31, 2012 was attributable to $309.0 million of non-fee paying debt for ACRE and $214.0 million of market value of our managed accounts.

        Total AUM was $1.4 billion as of December 31, 2011 compared to fee earning AUM of $1.2 billion, reflecting a difference of $0.2 billion. The difference between AUM and fee earning AUM as of December 31, 2011 was attributable to $125.0 million of non-fee paying debt for ACRE and $110.0 million of market value of our managed accounts.

Reconciliation of Certain Non-GAAP Measures to Consolidated GAAP Financial Measures

        Income before provision for income taxes is the GAAP financial measure most comparable to ENI, FRE and distributable earnings. The following table is a reconciliation of income before provision for income taxes on a consolidated basis to ENI, to FRE and to distributable earnings on a standalone segment basis.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Economic Net Income:
Income before taxes	$528,149	$1,149,802	$1,261,842	$952,942	$2,100,840

Adjustments
Amortization of intangibles	28,113	6,362	8,682	2,461	228
Depreciation expense	4,569	3,403	4,603	4,245	3,507
Compensation and benefits expense	2,250	(684)	—	—	—
Equity compensation expenses	21,377	38,812	52,035	20,949	22,848
Acquisition-related expenses	6,586	—	(684)	11,526	—
Foreign tax expense	—	423	—	—	—
Transaction gain/loss reclass	28	—	—	—	—
Debt extinguishment costs	—	—	—	—	—
Amortization of debt issuance costs	—	—	—	—	—
Non-controlling interests in Consolidated Funds	(346,615)	(886,643)	(933,592)	(790,529)	(1,760,074)
Non-controlling interests income tax expense (benefit)	(18,776)	(4,450)	(4,338)	(14,816)	(513)

Total consolidation adjustments and reconciling items	(302,468)	(842,777)	(873,285)	(766,161)	(1,734,008)

Economic Net Income	$225,681	$307,025	$388,557	$186,781	$366,832

Fee related earnings:
Total performance fee revenue	$(193,950)	$(352,369)	$(424,762)	$(159,707)	$(385,589)
Total performance fee compensation	123,103	233,070	267,724	120,451	264,251
Total investment income	(40,441)	(96,759)	(107,471)	(34,157)	(138,696)

Fee related earnings	$114,393	$90,967	$124,048	$113,368	$106,798

Management fees	377,582	293,697	414,690	323,999	264,094
Administrative fees and other income	13,880	14,429	19,005	19,546	19,835
Compensation and benefits	(217,198)	(166,547)	(237,346)	(179,151)	(141,090)
General, administrative and other expenses	(59,871)	(50,612)	(72,301)	(51,026)	(36,041)

Fee related earnings	$114,393	$90,967	$124,048	$113,368	$106,798

Distributable earnings:
Fee related earnings	114,393	90,967	124,048	113,368	106,798
Performance fee realized	119,943	192,247	390,745	262,202	97,100
Performance fee compensation realized	(66,350)	(150,445)	(295,605)	(191,648)	(62,686)
Other income realized, net	60,467	49,042	87,788	34,376	31,563

Net incentive income realized	114,060	90,844	182,928	104,930	65,977
Less:
Acquisition costs	(6,586)	—	—	(10,843)	—
Depreciation and amortization	(4,569)	(3,403)	(4,603)	(4,246)	(3,507)

Distributable earnings	$217,298	$178,408	$302,373	$203,209	$169,268

	Nine Months ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Performance related earnings:
Income before taxes	$528,149	$1,149,802	$1,261,842	$952,942	$2,100,840

Adjustments
Amortization of intangibles	28,113	6,362	8,682	2,461	228
Depreciation expense	4,569	3,403	4,603	4,245	3,507
Compensation and benefits expense	2,250	(684)	—	—	—
Equity compensation expenses	21,377	38,812	52,035	20,949	22,848
Acquisition-related expenses	6,586	—	(684)	11,526	—
Foreign tax expense	—	423	—	—	—
Transaction gain/loss reclass	28	—	—	—	—
Debt extinguishment costs	—	—	—	—	—
Amortization of debt issuance costs	—	—	—	—	—
Non-controlling interests in Consolidated Funds	(346,615)	(886,643)	(933,583)	(790,526)	(1,760,078)
Non-controlling interests income tax expense (benefit)	(18,776)	(4,450)	(4,338)	(14,816)	(513)

Total consolidation adjustments and reconciling items	(302,468)	(842,777)	(873,285)	(766,161)	(1,734,008)

Economic Net Income	$225,681	$307,025	$388,557	$186,781	$366,832
Total management fees	(377,582)	(293,697)	(414,690)	(323,999)	(264,094)
Administrative fees and other income	(13,880)	(14,429)	(19,005)	(19,546)	(19,835)
Compensation and Benefits	217,198	166,547	237,346	179,151	141,090
General, administrative and other expenses	59,871	50,612	72,301	51,026	36,041

Performance related earnings	$111,288	$216,058	$264,509	$73,413	$260,034

	Nine Months ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Performance related earnings:
Total performance fee	$193,950	$352,369	$424,762	$159,707	$385,589
Total performance fee compensation	(123,103)	(233,070)	(267,724)	(120,451)	(264,251)
Total investment income	40,441	96,759	107,471	34,157	138,696

Performance related earnings	$111,288	$216,058	$264,509	$73,413	$260,034

Liquidity and Capital Resources

Historical Liquidity and Capital Resources

        We have managed our historical liquidity and capital requirements by focusing on our cash flows before giving effect to our Consolidated Funds. Our credit facilities have historically provided, and we expect will continue to provide, a significant source of our liquidity. Our primary cash flow activities on an unconsolidated basis involve: (1) generating cash flow from operations, which largely includes management fees, (2) realizations generated from our investment activities, (3) funding capital commitments that we have made to our funds, (4) funding complementary acquisitions to support our growth, (5) making distributions to our owners and (6) borrowings, interest payments and repayments under the Credit Facility. As of September 30, 2013, our cash and cash equivalents were $223 million, including investments in money market funds. Prior to this offering, we expect to make a cash distribution to our existing owners, a portion of which will relate to our previously undistributed earnings.

        Our material sources of cash from our operations include: (1) management fees, which are collected monthly, quarterly or semi-annually, (2) performance fees, which are volatile and largely unpredictable as to amount and timing and (3) fund distributions related to our investments in products that we manage. We primarily use cash flow from operations to pay compensation and related expenses, general, administrative and other expenses, income taxes, debt service, capital expenditures and distributions. Our cash flows, together with the proceeds from equity and debt issuances, are also used to fund investments in limited partnerships, fixed assets and other capital items. If cash flow from operations were insufficient to fund distributions, we expect that we would suspend paying such distributions.

        Our historical combined and consolidated financial statements reflect the cash flows of our operating businesses as well as the results of our Consolidated Funds. The assets of our Consolidated Funds, on a gross basis, are significantly larger than the assets of our operating businesses and therefore have a substantial effect on our reported cash flows. Our fee earning AUM, which are largely comprised of the assets of our funds, have grown significantly during the periods reflected in our combined and consolidated financial statements included elsewhere in this prospectus. This growth is primarily due to these funds raising additional capital and re-investing capital generated from gains on investments during these periods. The primary cash flow activities of our Consolidated Funds include: (1) raising capital from third-party investors, which is reflected as non-controlling interests of our Consolidated Funds when required to be consolidated into our combined and consolidated financial statements, (2) financing certain investments by issuing debt, (3) purchasing and selling investment securities, (4) generating cash through the realization of certain investments, (5) collecting interest and dividend income and (6) distributing cash to investors. Our Consolidated Funds are treated as investment companies for financial accounting purposes under GAAP; therefore, the character and classification of all Consolidated Fund transactions are presented as cash flows from operations.

Cash Flows

        The significant captions and amounts from our combined and consolidated financial statements, which include the effects of our Consolidated Funds and CLOs in accordance with GAAP, are summarized below. Negative amounts represent a net outflow, or use of cash.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Dollars in millions)
Statements of cash flows data
Net cash provided by operating activities	$586.9	$2,043.0	$2,748.0	$2,489.3	$302.9
Net cash used in investing activities	(61.8)	(12.5)	(12.9)	(42.4)	(8.3)
Net cash used in financing activities	(382.3)	(2,010.7)	(2,708.2)	(2,486.1)	(218.6)
Effect of foreign exchange rate change	12.1	(5.0)	7.1	(14.8)	(7.7)

Net change in cash and cash equivalents	$154.9	$14.8	$34.0	$(54.0)	$68.3

Operating Activities

        Net cash provided by operating activities is primarily driven by our earnings in the respective periods after adjusting for non-cash compensation and performance fees, net realized (gain) loss on investments and net change in unrealized (appreciation) depreciation on investments that are included in net income. Cash used to purchase investments, as well as the proceeds from the sale of such investments, is also reflected in our operating activities as investing activities of our Consolidated Funds. Our senior members do not receive salary and benefits that we would otherwise record as compensation expense. Cash distributions made to these senior members are not presented in cash flows from operations, rather these payments are presented in financing activities.

        Our net cash flow provided by (used in) operating activities was $586.9 million, $2.0 billion, $2.7 billion, $2.5 billion and $302.9 million during the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010, respectively. These amounts primarily include (1) net proceeds (purchases) from investments by our Consolidated Funds, net of purchases of investments, of $1.4 billion, $2.3 billion, $2.1 billion, $2.5 billion and $(252.7) million during the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010, respectively, and (2) net income attributable to non-controlling interests in our Consolidated Funds of $346.6 million, $886.6 million, $933.6 million, $790.5 million and $1.8 billion during the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010, respectively. These amounts also represent the significant variances between net income and cash flows from operations and are reflected as operating activities pursuant to investment company accounting guidance. Our increasing working capital needs reflect the growth of our business while the fund-related activities requirements vary based upon the specific investment activities being conducted during such period. The movements within our Consolidated Funds do not adversely impact our liquidity or earnings trends. We believe that our ability to generate cash from operations, as well as the capacity under the Credit Facility, provides us the necessary liquidity to manage short-term fluctuations in working capital as well as to meet our short-term commitments.

Investing Activities

        Our investing activities generally reflect cash used for certain acquisitions and fixed assets. Purchases of fixed assets were $11.5 million, $3.1 million, $3.5 million, $4.8 million and $4.0 million for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010, respectively. In connection with certain business combinations and acquisitions of certain investment management contracts, we record the fair value of such contracts as an intangible asset. During the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010, we used $0 million, $9.4 million, $9.4 million, $27.1 million and $4.4 million, respectively, of cash to purchase CLO management contracts. In addition, during the year ended December 31, 2011, we used $10.6 million of cash, net of cash acquired, to purchase Wrightwood and Indicus. During the nine months ended September 30, 2013, we used $50.3 million of cash, net of cash acquired, to purchase AREA.

Financing Activities

        Financing activities are a net use of cash in each of the historical periods presented. Net (distributions) contributions from non-controlling interests in our Consolidated Funds were $(1.1) billion, $(1.0) billion, $(1.7) billion, $(1.4) billion and $129.3 million for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010, respectively. As previously stated, distributions to our senior members are presented as a use of cash from financing activities and were $264.0 million, $170.5 million, $230.6 million, $258.9 million and $149.6 million during the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010, respectively.

        Net proceeds from (repayments of) our debt obligations provided an increase (decrease) in cash to us of $(32.8) million, $88.0 million, $131.3 million, $60.7 million and ($27.0) million during the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010. For our Consolidated Funds, net proceeds from (repayments of) debt obligations were $799.4 million, $(891.4) million, $(900.6) million, $(839.5) million and $(246.4) million during the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010, respectively.

Future Sources and Uses of Liquidity

        Our initial sources of liquidity will be generated from (1) cash on hand, (2) net working capital, (3) cash flows from operations, including carried interest and performance fees, (4) realizations on our investments, (5) cash provided by the Credit Facility and (6) net proceeds from this offering. Based on our current expectations, we believe that these sources of liquidity will be sufficient to fund our working capital requirements and to meet our commitments in the foreseeable future.

        We expect that our primary liquidity needs will be comprised of cash to (1) provide capital to facilitate the growth of our existing investment management businesses, (2) fund a portion of our commitments to funds that we advise, (3) provide capital to facilitate our expansion into businesses that are complementary to our existing investment management businesses, (4) pay operating expenses, including cash compensation to our employees and payments under the TRA, (5) fund capital expenditures, (6) repay borrowings under the Credit Facility and related interest costs, (7) pay income taxes and (8) make distributions to our unitholders in accordance with our distribution policy.

        Performance fees also provide a significant source of liquidity. Performance fees are realized when an underlying investment is profitably disposed of and the fund's cumulative returns are in excess of the preferred return. Performance fees are typically realized at the end of each fund's measurement period when investment performance exceeds a stated benchmark or hurdle rate. Realization typically occurs near the end of our CLO vehicles' lives.

        Our accrued performance fees by segment as of September 30, 2013, gross and net of accrued clawback obligations, are set forth below:

	As of September 30, 2013
	Accrued Performance Fees	Accrued Giveback Obligation	Net Accrued Performance Fees
	(Dollars in thousands)
Asset class
Tradable Credit Group	$295,262.5	$—	$295,262.5
Direct Lending Group	12,851.3	—	12,851.3
Private Equity Group	171,048.2	—	171,048.2
Real Estate Group	—	—	—

Total	$479,162.0	$—	$479,162.0

        In addition to our ongoing sources of liquidity, our subsidiaries entered into an unsecured credit agreement on October 29, 2013 that provides for a $735 million revolving credit facility with the ability to upsize to $850 million. The Credit Facility currently bears a variable interest rate based on LIBOR plus 1.75% with an unused commitment fee of 0.25%, and is subject to change with our underlying credit agency rating. The Credit Facility contains customary affirmative and negative covenants for agreements of this type, including financial maintenance requirements, delivery of financial and other information, compliance with laws, further assurances and limitations with respect to indebtedness, liens, fundamental changes, restrictive agreements, dispositions of assets, acquisitions and other investments, conduct of business and transactions with affiliates. As of September 30, 2013, we were in compliance with all covenants contained in our Credit Facility. Proceeds from the Credit Facility were used to refinance the existing term loan and a revolving line of credit. As of September 30, 2013, approximately $281.3 million was outstanding under the Credit Facility. Subsequent to the refinancing of the Credit Facility on October 29, 2013, approximately $81.3 million was outstanding under the Credit Facility. The Credit Facility matures on December 17, 2017.

        Since our inception through September 30, 2013, we, our senior members and other senior professionals have invested or committed to invest in excess of $1.6 billion in or alongside (through funds managed by us) our funds. As of September 30, 2013, our current invested capital and unfunded commitments, together with that of our senior members and other senior professionals, are presented in the table below:

	As of September 30, 2013
	Current Equity Invested	Unfunded Commitment	Total Current Equity Invested and Unfunded Commitment
	(Dollars in millions)
Asset class
Tradable Credit Group	$307.0	$10.8	$317.8
Direct Lending Group	126.5	44.3	170.8
Private Equity Group	421.3	248.9	670.2
Real Estate Group	52.8	16.4	69.2
Other	21.8	137.2	159.0

Total	$929.4	$457.6	$1,387.0

        We intend to use a portion of our available liquidity to make cash distributions to our common unitholders on a quarterly basis in accordance with our distribution policy. Our ability to make cash distributions to our common unitholders is dependent on a myriad of factors, including among others: general economic and business conditions; our strategic plans and prospects; our business and investment opportunities; timing of capital calls by our funds in support of our commitments; our financial condition and operating results; working capital requirements and other anticipated cash needs; contractual restrictions and obligations; legal, tax and regulatory restrictions; restrictions on the payment of distributions by our subsidiaries to us; and other relevant factors.

        We intend to use a portion of the proceeds from this offering to purchase newly issued Ares Operating Group Units concurrently with the consummation of this offering, as described under "Organizational Structure—Offering Transactions." We intend to cause the Ares Operating Group to use approximately $           million of these proceeds to repay short-term borrowings and the remainder for general corporate purposes and to fund growth initiatives. The Ares Operating Group will also bear or reimburse Ares Management, L.P. for all of the expenses of this offering, which we estimate will be approximately $           million.

        We are required to maintain minimum net capital balances for regulatory purposes in certain international jurisdictions in which we do business and for our subsidiary that operates as a broker-dealer. These net capital requirements are met in part by retaining cash, cash-equivalents and investment securities. As a result, we may be restricted in our ability to transfer cash between different operating entities and jurisdictions. As of September 30, 2013, we were required to maintain approximately $29.0 million in net capital at these subsidiaries. We are in compliance with all regulatory minimum net capital requirements.

        Holders of Ares Operating Group Units, subject to any applicable transfer restrictions, may up to four times each year (subject to the terms of the exchange agreement) exchange their Ares Operating Group Units for Ares Management, L.P. common units on a one-for-one basis. The purchase and subsequent exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Ares Management, L.P. that otherwise would not have been available. These increases in tax basis may increase (for tax purposes) depreciation and amortization and therefore reduce the amount of tax that Ares Management, L.P.'s wholly owned subsidiaries that are taxable as corporations for U.S. federal income purposes, which we refer to as the "corporate taxpayers," would otherwise be required to pay in the future. The corporate taxpayers will enter into a tax receivable agreement with the TRA Recipients that will provide for the payment by the corporate taxpayers to the TRA Recipients of 85% of the amount of cash savings, if any, in U.S. federal, state, local and foreign income tax or franchise tax that the corporate taxpayers actually realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of the corporate taxpayers and not of Ares Management, L.P. While the actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of our common units at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that as a result of the size of the increases in the tax basis of the tangible and intangible assets of the relevant Ares Operating Group entity, the payments that we may make to our existing owners will be substantial. Future payments under the tax receivable agreement in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Critical Accounting Policies

        We prepare our combined and consolidated financial statements in accordance with GAAP. In applying many of these accounting principles, we need to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our combined and consolidated financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe the following critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See Note 2, "Summary of Significant Accounting Policies," to our combined and consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.

Principles of Consolidation

        Our combined and consolidated financial statements consolidate: (a) Ares-affiliated funds and co-investment entities, for which we are the sole general partner and the presumption of control by the general partner has not been overcome, and (b) VIEs, including CLOs, for which we are deemed to be the primary beneficiary. All significant inter-company transactions and balances have been eliminated in consolidation.

        We consolidate entities that are determined to be VIEs where we are deemed to be the primary beneficiary. Where VIEs have not qualified for the deferral of the revised consolidation guidance as described in Note 2, "Summary of Significant Accounting Policies," to our combined and consolidated financial statements included elsewhere in this prospectus, an enterprise is determined to be the primary beneficiary if it holds a controlling financial interest, which is defined as:

  •
  the power to direct the activities of a variable interest entity that most significantly impacts the VIE's economic financial performance, and

  •
  the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

        The revised consolidation guidance requires analysis to (a) determine whether an entity in which we hold a variable interest is a VIE, and (b) whether our involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (e.g., management and performance related fees), would give us a controlling financial interest. Performance of that analysis requires judgment and is performed at each reporting date. Our involvement with entities that have been subject to the revised consolidation guidance has generally been limited to our organically raised and acquired CLOs.

        Generally, with the exception of the CLOs, our funds qualify for the deferral of the revised consolidation guidance, under which the primary beneficiary is the entity that absorbs a majority of the expected losses of the VIE or a majority of the expected residual returns of the VIE, or both. We determine whether we are the primary beneficiary at the time we first become involved with a VIE and subsequently reconsider whether we are the primary beneficiary based on certain events. The evaluation of whether a fund is a VIE is subject to the requirements of ASC 810-10, originally issued as FASB Interpretation No. 46(R), and the determination of whether we should consolidate such VIE requires judgment. These judgments include: (1) whether the equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support, (2) evaluating whether the equity holders, as a group, can make decisions that have a significant effect on the success of the entity, (3) determining whether two or more parties' equity interests should be aggregated, (4) determining whether the equity investors have proportionate voting rights to their obligations to absorb losses or rights to receive returns from an entity, (5) evaluating the nature of relationships and activities of the parties involved in determining which party within a related-party group is most closely associated with a VIE and (6) estimating cash flows in evaluating which member within the equity group absorbs a majority of the expected losses and hence would be deemed the primary beneficiary.

        For all Ares-affiliated funds and co-investment entities that are not determined to be VIEs, we consolidate those funds where, as the sole general partner, we have not overcome the presumption of control pursuant to GAAP.

        The holders of the consolidated VIEs' liabilities do not have recourse to us other than to the assets of the VIEs that are consolidated. The assets and liabilities of the consolidated VIEs are comprised primarily of investments and loans payable, respectively.

Consolidation and Deconsolidation

        Generally, the consolidation of our Consolidated Funds has a significant gross-up effect on our assets, liabilities and cash flows but does not have a net effect on the net income attributable to our combined and consolidated results or to total controlling equity. The majority of the net economic ownership interests of our Consolidated Funds are reflected as redeemable and non-redeemable non-controlling interests in consolidated entities and equity appropriated for Consolidated Funds in our combined and consolidated financial statements included elsewhere in this prospectus. The assets and liabilities of our Consolidated Funds are generally held within separate legal entities and, as a result, the liabilities of our Consolidated Funds are non-recourse to us. We are not required under GAAP to consolidate in our combined and consolidated financial statements certain investment funds that we advise because such funds provide the limited partners with the right to dissolve the fund without cause by a simple majority vote of the Ares-affiliated limited partners, which overcomes the presumption of control by us. We generally deconsolidate CLO funds upon liquidation or dissolution at the end of their finite lives. In contrast, the funds that we advise are deconsolidated when we are no longer deemed to control the entity.

Performance Fees

        Performance fees are based on certain specific hurdle rates as defined in the Consolidated Funds' applicable investment management agreements. Performance fees are recorded on an accrual basis to the extent such amounts are contractually due.

        We have elected to adopt Method 2 of ASC 605-20, Revenue Recognition ("ASC 605") for revenue based on a formula. Under this method, we are entitled to performance-based fees that can amount to as much as 25.0% of a fund's profits, subject to certain hurdles or benchmarks. Performance-based fees are assessed as a percentage of the investment performance of the funds. The performance fee for any period is based upon an assumed liquidation of the fund's net assets on the reporting date, and distribution of the net proceeds in accordance with the fund's income allocation provisions. The performance fees may be subject to reversal to the extent that the performance fees recorded exceeds the amount due to the general partner or investment manager based on a fund's cumulative investment returns.

        Performance fees receivable is presented separately in our combined and consolidated statements of financial condition included elsewhere in this prospectus and represents performance fees recognized but not yet collected. The timing of the payment of performance fees due to the general partner or investment manager varies depending on the terms of the applicable fund agreements.

Performance Fees Due to Employees and Advisers

        We have an obligation to pay a portion of the performance fees earned from certain funds, including income from our Consolidated Funds that is eliminated in consolidation, to employees responsible for the management of such funds. These amounts are accounted for as compensation expense in conjunction with the recognition of the related performance fee revenue and, until paid, are recognized as a component of the accrued compensation and benefits liability. Performance fee compensation is recognized in the same period that the related performance fees are recognized. Performance fee compensation can be reversed during periods when there is a decline in performance fees that were previously recognized.

Income Taxes

        A substantial portion of our earnings flow through to our owners without being subject to an entity level tax. Consequently, a significant portion of our earnings has no provision for U.S. federal income taxes except for foreign, city and local income taxes incurred at the entity level. A portion of our operations is conducted through a domestic corporation that is subject to corporate level taxes and for which we record current and deferred income taxes at the prevailing rates in the various jurisdictions in which these entities operate.

        We use the liability method of accounting for deferred income taxes pursuant to GAAP. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the statutory tax rates expected to be applied in the periods in which those temporary differences are settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the change. A valuation allowance is recorded on our net deferred tax assets when it is more likely than not that such assets will not be realized. When evaluating the realizability of our deferred tax assets, all evidence, both positive and negative, is evaluated. Items considered in this analysis include the ability to carry back losses, the reversal of temporary differences, tax planning strategies and expectations of future earnings.

        Under GAAP for income taxes, the amount of tax benefit to be recognized is the amount of benefit that is "more likely than not" to be sustained upon examination. We analyze our tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where we are required to file income tax returns, as well as for all open tax years in these jurisdictions. If, based on this analysis, we determine that uncertainties in tax positions exist, a liability is established, which is included in accounts payable, accrued expenses and other liabilities in our combined and consolidated financial statements. We recognize accrued interest and penalties related to unrecognized tax positions in the provision for income taxes. If recognized, the entire amount of unrecognized tax positions would be recorded as a reduction in the provision for income taxes.

        Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under GAAP. We review our tax positions quarterly and adjust our tax balances as new information becomes available.

Fair Value Measurement

        GAAP establishes a hierarchal disclosure framework which prioritizes the inputs used in measuring financial instruments at fair value into three levels based on their market observability. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available quoted prices from an active market or for which fair value can be measured based on actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value.

        Financial assets and liabilities measured and reported at fair value are classified as follows:

  •
  Level I—Quoted unadjusted prices for identical instruments in active markets to which we have access at the date of measurement.

  •
  Level II—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are directly or indirectly observable. Level II inputs include prices in markets for which there are few transactions, prices that are not current or prices for which little public information exists or that substantially over time or among brokered market makers. Other inputs include interest rates, yield curves, volatilities, prepayment risks, loss severities, credit risks and default rates.

  •
  Level III—Model-derived valuations for which one or more significant inputs are unobservable. These inputs reflect our assessment of the assumptions that market participants use to value the investment based on the best available information.

        In some instances, an instrument may fall into different levels of the fair value hierarchy. In such instances, the instrument's level within the fair value hierarchy is based on the lowest of the three levels (with Level III being the lowest) that is significant to the fair value measurement. Our assessment of the significance of an input requires judgment and considers factors specific to the instrument. We account for the transfer of assets into or out of each fair value hierarchy level as of the beginning of the reporting period. See Note 5, "Fair Value," to our combined and consolidated financial statements included elsewhere in this prospectus for a summary of our valuation of investments and other financial instruments by fair value hierarchy levels.

Investment / Liability Valuations

        In the absence of observable market prices, we value our investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist. Our determination of fair value is then based on the best information available in the circumstances and may incorporate our own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.

        The valuation techniques used by us to measure fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs. The valuation techniques applied to our Consolidated Funds vary depending on the nature of the investment.

        CLO investments and CLO loan obligations:    We have elected the fair value option to measure the CLO loan obligations as we have determined that measurement of the loan obligations issued by the CLOs at fair value better correlates with the value of the assets held by the CLOs, which are held to provide the cash flows for the note obligations. The investments of the CLOs are also carried at fair value.

        The fair value of the assets and liabilities are estimated based on various valuation models of third-party pricing services as well as internal models. The valuation models generally utilize discounted cash flows and take into consideration prepayment and loss assumptions, based on historical experience and projected performance, economic factors, the characteristics and condition of the underlying collateral, comparable yields for similar securities and recent trading activity. These securities are classified as Level III.

        Corporate debt, bonds, bank loans and derivative instruments:    The fair value of corporate debt, bonds, bank loans and derivative instruments is estimated based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs. These investments are generally classified within Level II. We obtain prices from independent pricing services which generally utilize broker quotes and may use various other pricing techniques that take into account appropriate factors such as yield, quality, coupon rate, maturity, type of issue, trading characteristics and other data. If the pricing services are only able to obtain a single broker quote or utilize a pricing model, such securities will be classified as Level III. If the pricing services are unable to provide prices, we will attempt to obtain one or more broker quotes directly from a dealer, price such securities at the last bid price obtained and classify such securities as Level III.

        Equity and equity-related:    Securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified as Level I. Securities that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs obtained by us from independent pricing services are classified as Level II.

        Partnership Interests:    In accordance with ASU 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent), we generally value our investments using the net asset value per share equivalent calculated by the investment manager as a practical expedient to determining an independent fair value or estimates based on various valuation models of third-party pricing services, as well as internal models. Such valuations are classified as Level II to the extent the investments are currently redeemable; if the investments are subject to a lock-up period, they are classified as Level III.

        We are responsible for all inputs and assumptions related to the pricing of securities. We have internal controls in place that support our reliance on information received from third-party pricing sources. As part of our internal controls, we obtain, review and test information to corroborate prices received from third-party pricing sources. For any securities, if market or dealer quotations are not readily available, or if we determine that a quotation of a security does not represent a fair value, then the security is valued at a fair value as determined in good faith by us and will be classified as Level III. In such instances, we use valuation techniques consistent with the market or income approach to measure fair value and will give consideration to all factors which might reasonably affect the fair value. The main inputs into our valuation model for these Level III securities include earnings multiples (based on the historical earnings of the issuer) and discounted cash flows. We may also consider original transaction price, recent transactions in the same or similar instruments, completed third-party transactions in comparable instruments and other liquidity, credit and market risk factors. Models will be adjusted as deemed necessary by us.

Intangible Assets and Goodwill

        Our intangible assets consist of contractual rights to earn future management fees and incentive management fees and carried interest from investment funds we acquire. Finite-lived intangibles are amortized on a straight-line basis over their estimated useful lives which range from 5.0 to 13.5 years and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

        Goodwill represents the excess of cost over the identifiable net assets of businesses acquired and is recorded in the functional currency of the acquired entity. Goodwill is recognized as an asset and is reviewed for impairment annually as of July 31 and between annual tests when events and circumstances indicate that impairment may have occurred.

        The assessment requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital and future economic and market conditions. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
        As the goodwill associated in the Real Estate Group was acquired as a result of the July 2013 business combination with AREA, we have not performed goodwill impairment testing on that reporting unit as of September 30, 2013 as we have not identified any impairment indicators. However, changes in our assumptions underlying our estimates of fair value, which will be a function of our future financial performance, and changes in economic conditions could result in future impairment charges.

Equity-Based Compensation

        Equity-based compensation expense represents expenses associated with the granting of: (a) direct and indirect profit interests in us; (b) put options to sell certain interests at a minimum value; and (c) purchase (or call) options to acquire additional membership interests in us.

        Equity-based compensation expense is determined based on the fair value of the respective equity award on the grant date and is recognized on a straight-line basis over the requisite service period, with a corresponding increase in additional paid in capital. Equity-based compensation expense is adjusted, as necessary, for actual forfeitures so as to reflect expenses only for the portion of the option that ultimately vests. We estimate the fair value of the purchase option as of the grant date using an option pricing model.

        In determining the aggregate fair value of any award grants, we make judgments as to the grant date volatility and estimated forfeiture rates. Each of these elements, particularly the forfeiture assumptions used in valuing our equity awards, are subject to significant judgment and variability and the impact of changes in such elements on equity-based compensation expense could be material.

        In connection with the acquisition of AREA Management Holdings, LLC on July 1, 2013, Ares issued 1.2% membership interest ("AREA Membership Interest") to a group of former AREA partners who joined Ares. The grant date fair value of the AREA Membership Interest was $42.2 million and is comprised of $21.8 million of purchase price consideration that was recorded as an increase to members' equity within non-controlling interests in AHI and $20.4 million in equity compensation. The fair value of these awards was determined using a third party valuation firm. No AREA Membership Interest has been forfeited.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary exposure to market risk is related to our role as general partner or investment adviser to our investment funds and the sensitivity to movements in the fair value of their investments, including the effect on management fees, performance fees and investment income.

        The market price of investments may significantly fluctuate during the period of investment. Investments may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of an investment may decline due to general market conditions which are not specifically related to such investment, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

        Our credit orientation has been a central tenet of our business across our debt and equity investment strategies. All of our investment professionals benefit from our independent research and relationship networks in over 30 industries, and insights from our portfolio of active investments. We believe the combination of high-quality proprietary information flow and a consistent, rigorous approach to managing investments across our strategies has been, and we believe will continue to be, a major driver of our strong risk-adjusted returns and the stability and predictability of our income.

Effect on Management Fees

        Management fees are generally based on a defined percentage of average fair value of assets, total commitments, invested capital, net asset value, net investment income or par value of the investment portfolios we manage. Management fees calculated based on fair value of assets or net investment income are affected by short-term changes in market values.

        The overall impact of a short-term change in market value may be mitigated by a number of factors including, but not limited to, fee definitions that are not based on market value including invested capital and committed capital, market value definitions that exclude the impact of realized and/or unrealized gains and losses, market value definitions based on beginning of the period values or a form of average market value including daily, monthly or quarterly averages as well monthly or quarterly payment terms.

        As such, based on an incremental 10% change in fair value of the funds' investments as of September 30, 2013, we calculated a $1.7 million increase in the case of an increase in value and a $1.7 million decrease in the case of a decline in value.

Effect on Performance Fees

        Performance fees are based on certain specific hurdle rates as defined in the funds' applicable investment management agreements. The performance fees for any period are based upon an assumed liquidation of the fund's net assets on the reporting date, and distribution of the net proceeds in accordance with the fund's income allocation provisions which can result in a performance-based fee to us up to as much as 25.0% of the funds profit, subject to certain hurdles and benchmarks. See "—Overview of Combined and Consolidated Results of Operations" and "—Critical Accounting Policies." The performance fees may be subject to reversal to the extent that the performance fees recorded exceeds the amount due to the general partner or investment manager based on a fund's cumulative investment returns.

        Changes in the fair values of funds' investments may materially impact performance fees depending on the respective funds' performance relative to applicable hurdles or benchmarks. The following table summarizes the incremental impact, including to our Consolidated Funds, of an incremental 10% change in fair value of the funds' investments by segment as of September 30, 2013 on our performance fees revenue:

	As of September 30, 2013
	10% Increase in Total Remaining Fair Value	10% Decrease in Total Remaining Fair Value
	(Dollars in millions)
Effect on performance fees
Tradable Credit Group	$244	$(117)
Direct Lending Group	8	(10)
Private Equity Group	73	(73)
Real Estate Group	4	(5)

Total	$329	$(205)

Effect on Investment Income

        Investment income (loss) represents the unrealized and realized appreciation (depreciation) resulting from our equity method investments and other investments. Investment income (loss) is realized when we redeem all or a portion of our investment or when we receive cash income, such as dividends or distributions. Unrealized investment income (loss) results from changes in the fair value of the underlying investment as well as the reversal of unrealized appreciation (depreciation) at the time an investment is realized.

        Changes in the fair values of funds' investments directly impacts investment income. The following table summarizes the incremental impact, including to our Consolidated Funds, of an incremental 10% change in fair value of the funds' investments by segment as of September 30, 2013 on our investment income:

	As of September 30, 2013
	10% Increase in Total Remaining Fair Value	10% Decrease in Total Remaining Fair Value
	(Dollars in millions)
Effect on Investment Income
Tradable Credit Group	$17	$(17)
Direct Lending Group	13	(13)
Private Equity Group	20	(20)
Real Estate Group	4	(4)

Total	$54	$(54)

Exchange Rate Risk

        Our funds hold investments that are denominated in non-U.S. dollar currencies that may be affected by movements in the rate of exchange between the U.S. dollar and non-U.S. dollar currencies. Movements in the rate of exchange between the U.S. dollar and non-U.S. dollar currencies impact the management fees earned by funds with fee earning AUM denominated in non-U.S. dollar currencies as well as by funds with fee earning AUM denominated in U.S. dollars that hold investments denominate in non-U.S. dollar currencies. Additionally, movements in the rate of exchanges impacts operating expenses for our foreign offices that are denominated in non-U.S. currencies, cash balances we hold in non-U.S. currencies and investments in funds we hold in non-U.S. currencies.

        We manage our exposure to exchange rate risks through our regular operating activities, wherein we utilize payments received in non-U.S. dollar currencies to fulfill obligations in non-U.S dollar foreign currencies, and, when appropriate, through the use of derivative financial instruments to hedge the net non-U.S. exposure in the funds that we advise, the balance sheet exposure for certain direct investments denominated in non-U.S. dollar currencies and the cash flow exposure for non-U.S. dollar currencies.

Interest Rate Risk

        As of September 30, 2013, we had $281.3 million outstanding under the term loan of the Credit Facility, presented as debt obligations on our combined and consolidated financial statements included elsewhere in this prospectus. The annual interest rate on the Credit Facility is 2.00% as of September 30, 2013. In April 2012, AIH LLC entered into two four-year interest rate swap contracts to mitigate the impact of the fluctuations in the interest rate on $50.0 million and $75.0 million notional amounts of the Credit Facility. The swaps converted the variable rate index to a fixed rate index of 0.85%, thereby effectively converting the floating rate Credit Facility to a fixed rate obligation of 3.10%. The interest rate swaps mature on May 2, 2016 and May 3, 2016. In July 2012, AIH LLC entered into two four-year interest rate swap contracts to mitigate the impact of the fluctuations in the interest rate on an additional

$50.0 million and $75.0 million notional amounts of the Credit Facility. The swaps converted the variable rate index to a fixed rate index of 0.56% and 0.64%, thereby effectively converting the floating rate Credit Facility to a fixed rate obligation of 2.81% and 2.89%, respectively. The interest rate swaps mature on May 3, 2016.

        Based on the floating rate component of our debt obligations payable as of September 30, 2013, which is mitigated by the impact of our interest rate swaps, we estimate that in the event of a 100 basis point increase in interest rates and the outstanding term loan balance as of September 30 2013, interest expense related to variable rates would increase by approximately $0.2 million during the first nine months of the year.

        On December 18, 2012, AHI borrowed $55.0 million under a term note with a financial institution. Interest is paid quarterly and accrues interest based on our option of LIBOR plus 1.75% or Prime Rate plus 0.75% with a floor of 1.50% per annum. Principal is payable in seven consecutive quarterly installments with increasing principal payments, commencing on January 15, 2013 and continuing up to and including June 15, 2014. As of December 31, 2012, principal outstanding under this term note was $55.0 million. The term note is secured by account balances on deposit with the same financial institution. AHI has remained in compliance with all provisions of the term note since inception.

        On October 29, 2013, we further amended and restated the Credit Facility to provide for a $735.0 million revolving credit facility with the ability to upsize to $850 million. The aforementioned $281.3 million term loan was fully repaid in favor of an entirely revolving credit facility as part of the amendment. As of November 15, 2013, approximately $81.3 million was outstanding under this facility. Under the amended Credit Facility, the applicable interest rate is dependent upon our corporate credit ratings. As of October 29, 2013, the LIBOR rate loans bear interest calculated based on LIBOR plus 1.75% and unused commitment fees are payable at a rate of 0.25% per annum. Additionally, base rate loans, which are used as short term financing advances, bear interest calculated based on the Base Rate (as defined in the Credit Facility) plus 0.75%. The facility has a maturity of December 17, 2017.

        As credit-oriented investors, we are also subject to interest rate risk through the securities we hold in our Consolidated Funds. A 100 basis point increase in interest rates would be expected to negatively affect prices of securities that accrue interest income at fixed rates and therefore negatively impact net change in unrealized appreciation on the consolidated funds' investments. The actual impact is dependent on the average duration of such holdings. Conversely, securities that accrue interest at variable rates would be expected to benefit from a 100 basis points increase in interest rates because these securities would generate higher levels of current income and therefore positively impact interest and dividend income. In the cases where our funds pay management fees based on NAV, we would expect our segment management fees to experience a change in direction and magnitude corresponding to that experienced by the underlying portfolios.

Credit Risk

        We are party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements. In such agreements, we depend on the respective counterparty to make payment or otherwise perform. We generally endeavor to minimize our risk of exposure by limiting to reputable financial institutions the counterparties with which we enter into financial transactions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and we may not be able to access these financing markets.

 Recent Accounting Pronouncements

        Information regarding recent accounting pronouncements and their impact on Ares can be found in Note 2, "Summary of Significant Accounting Policies," to our combined and consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

        In the normal course of business, we engage in off-balance sheet arrangements, including transactions in derivatives, guarantees, commitments, indemnifications and potential contingent repayment obligations. See Note 10, "Commitments and Contingencies," to our combined and consolidated financial statements included elsewhere in this prospectus for a discussion of guarantees and contingent obligations.

Contractual Obligations, Commitments and Contingencies

        The following table sets forth information relating to our contractual obligations as of September 30, 2013 on a combined basis and on a basis deconsolidating our funds:

Ares Obligations	Less than 1 year	1 - 3 years	4 - 5 years	Thereafter	Total
Pre-IPO Ares:
Operating lease obligations(1)	$10,039	$22,252	$19,865	$39,760	$91,916
Debt obligations payable(2)	6,956	13,913	281,250		302,119
Interest obligations on debt(3)	6,522	12,081	6,827	—	25,430
Capital commitments to Ares funds(4)	266,858	—	—	—	266,858

Sub-total	290,375	48,246	307,942	39,760	686,323
Consolidated Funds:
Operating lease obligations(1)	—	—	—	—	—
Debt obligations payable	1,401,523	1,478,412	786,590	11,667,947	15,334,472
Interest obligations on debt(3)	233,946	420,861	375,053	765,583	1,795,443
Capital commitments of the CLOs and Consolidated Funds(5)	6,134,603	—	—	—	6,134,603

Total	$8,060,447	$1,947,519	$1,469,585	$12,473,290	$23,950,841

(1)
Office space is leased under agreements with expirations ranging from month-to-month contracts to lease commitments through 2026. Rent expense includes only base contractual rent. The table includes future minimum commitments for our operating leases.

(2)
Debt obligations include $281.3 million outstanding term loan, with a maturity date of December 17, 2017, and $20.9 million guaranteed loan which amortizes equally over three years on July 1, 2014, July 1, 2015, and July 1, 2016.

(3)
Interest obligations include interest accrued on outstanding indebtedness.

(4)
Represent commitments by Ares to fund a portion of the purchase price paid for each investment made by our funds. These amounts are generally due on demand and are therefore presented in the less than one year category.

(5)
Represents commitments by the CLOs and Consolidated Funds to fund certain investments. These amounts are generally due on demand and are therefore presented in the less than one year category.

Guarantees

        As of September 30, 2013, we had assumed a guarantee of a mortgage associated with an office space in New York City in connection with the acquisition of AREA. The guarantee, dated March 20, 2008, is for the benefit of a Germany-based commercial property lender in connection with a $21.5 million loan provided to an affiliate of AREA's former owners. The loan matures on February 12, 2018. In addition, as of September 30, 2013, we guaranteed loans for certain employees participating in affiliated co-investment entities. These entities were formed to permit certain Ares employees and members to invest alongside us and our investors in the funds managed by Ares. We would be responsible for all outstanding payments due in the event of a default on the loans by an affiliated entity. As of September 30, 2013, the total outstanding loan balance of these co-investment guarantees was approximately $4.1 million, with an additional $1.2 million in unfunded commitments. There has been no history of default and we have determined that the likelihood of default is remote.

        As of December 31, 2012, we did not guarantee loans for any affiliated entities. As of December 31, 2011 and 2010, we guaranteed loans for certain employees in affiliated co-investment entities. These entities were formed to permit certain employees and members to invest alongside us and our investors in the funds managed by us. We would be responsible for all outstanding payments due in the event of a default on the loans by an affiliated entity. As of December 31, 2011 and 2010, the total outstanding loan balance was approximately $1.9 million and $8.9 million, respectively, with an additional $2.4 million and $2.6 million, respectively, in unfunded commitments. There has been no history of default and we have determined that the likelihood of default is remote. These guarantees are not considered to be compensation. See Note 7, "Debt Obligations and Credit Facilities," to our combined and consolidated financial statements included elsewhere in this prospectus for more information.

Indemnifications

        Consistent with standard business practices in the normal course of business, we enter into contracts that contain indemnities for our affiliates, persons acting on our behalf or such affiliates and third parties. The terms of the indemnities vary from contract to contract and the maximum exposure under these arrangements, if any, cannot be determined and has neither been recorded in the above table nor in our combined and consolidated financial statements. As of September 30, 2013 and December 31, 2012, 2011 and 2010, we have not had prior claims or losses pursuant to these contracts and expect the risk of loss to be remote.

Contingent Obligations

        The partnership documents governing our funds generally include a clawback provision that, if triggered, may give rise to a contingent obligation that may require the general partner to return amounts to the fund for distribution to investors. Therefore, performance fees, generally, are subject to reversal in the event that the funds incur future losses. These losses are limited to the extent of the cumulative performance fees recognized in income to date. Due in part to our investment performance and the fact that our performance fees are generally determined on a liquidation basis, as of December 31, 2012, 2011, and 2010, if the funds were liquidated at their fair values at that date, there would have been no clawback obligation or liability. There can be no assurance that we will not incur a clawback obligation in the future. If all of the existing investments became worthless, the amount of cumulative revenues that has been recognized would be reversed. We believe that the possibility of all of the existing investments becoming worthless is remote. At September 30, 2013 and December 31, 2012, 2011 and 2010, had we assumed all existing investments were worthless, the net amount of performance fees subject to clawback would have been approximately $110.3 million, $108.4 million, $101.4 million and $69.4 million, respectively.

        Performance fees are also affected by changes in the fair values of the underlying investments in the funds that we advise. Valuations, on an unrealized basis, can be significantly affected by a variety of external factors including, but not limited to, bond yields and industry trading multiples.

        Our senior professionals and employees who have received carried interest distributions are responsible for funding their proportionate share of any clawback obligations. However, the governing agreements of certain of our funds provide that if a current or former employee from such funds does not fund his or her respective share, then we may have to fund additional amounts beyond what we received in carried interest, although we will generally retain the right to pursue any remedies that we have under such governing agreements against those carried interest recipients who fail to fund their obligations.

        Additionally, at the end of the life of the funds there could be a payment due to a fund by us if we have recognized more performance fees than was ultimately earned. The general partner obligation amount, if any, will depend on final realized values of investments at the end of the life of the fund.

Implications of Being an Emerging Growth Company

        We are an emerging growth company and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, among other matters:

  •
  a provision allowing us to provide fewer years of financial statements and other financial data in an initial public offering registration statement;

  •
  an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting;

  •
  an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

  •
  reduced disclosure about the emerging growth company's executive compensation arrangements; and

  •
  no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

        We have determined to opt out of the exemption from compliance with new or revised financial accounting standards. Our decision to opt out of this exemption is irrevocable.

        We have elected to adopt the reduced disclosure requirements and the exemption from the auditor attestation requirement available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold, or may contemplate holding, equity interests. In addition, it is possible that some investors will find our common units less attractive as a result of our elections, which may cause a less active trading market for our common units and more volatility in the price of common units.

        We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common units that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

BUSINESS

Overview

        Ares is a leading global alternative asset manager with approximately $70 billion of assets under management and approximately 700 employees in over 15 offices across the United States, Europe and Asia. We provide a range of investment strategies and seek to deliver attractive performance to a growing investor base that includes over 500 direct institutional relationships and a significant retail investor base across our publicly traded and sub-advised funds. Over the past ten years, our assets under management and total management fees, which comprise the significant majority of our total fee revenue, have achieved compound annual growth rates of 31% and 33%, respectively.

        We have an established track record of delivering strong risk-adjusted returns through market cycles. We believe our consistent and strong performance in a broad range of alternative assets has been shaped by several distinguishing features of our platform:

  •
  Robust Sourcing Model:  our investment professionals' local market presence and ability to effectively cross-source for other investment groups generates a robust pipeline of high-quality investment opportunities across our platform.

  •
  Multi-Asset Class Expertise and Flexible Capital:  our proficiency at evaluating every level of the capital structure, from senior debt to common equity, across companies, structured assets and real estate projects enables us to effectively assess relative value. This is complemented by our flexibility to deploy capital in a range of structures and different market environments to maximize risk-adjusted returns.

  •
  Differentiated Market Intelligence:  our proprietary research in over 30 industries and insights from a broad, global investment portfolio enable us to more effectively diligence and structure our products and investments.

  •
  Consistent and Replicable Investment Approach:  our rigorous, credit-oriented investment approach is consistent across each of our investment groups, and we believe is a key contributor to our strong investment performance and ability to expand our product offering.

  •
  Talented and Loyal Professionals:  we attract, develop and retain highly accomplished investment professionals who not only demonstrate deep and broad investment expertise but also have a strong sense of commitment to our firm.

  •
  Collaborative Culture:  we share ideas, relationships and information across our investment groups, which enable us to more effectively source, evaluate and manage investments.

Investment Groups

        We believe each of our four distinct but complementary investment groups is a market leader and has compelling long-term business prospects. Each of our investment groups employs a disciplined, credit-oriented investment philosophy and is managed by a seasoned leadership team of senior professionals with extensive experience investing in, advising, underwriting and restructuring leveraged companies or real estate properties.

Tradable Credit Group

        Our Tradable Credit Group is a leading participant in the tradable, non-investment grade corporate credit markets, with $27 billion of assets under management. The group manages various types of investment funds, ranging from commingled and separately managed accounts for institutional investors to publicly traded vehicles and sub-advised funds for retail investors. While each of the group's over 75 funds is tailored to specific investment objectives, mandates can be broadly categorized between long-only credit and alternative credit investment strategies.

  •
  Long-only credit:  Investment funds that primarily seek to outperform the corresponding performing bank loan or high yield market indices. This strategy encompasses senior bank loans (principally first lien and secured debt), second lien loans, high yield bonds and unsecured loans.

  •
  Alternative credit:  Investment funds that primarily seek to deliver compelling absolute risk-adjusted returns relative to publicly traded stocks, hedge funds, distressed funds, bank loans, high yield bonds or other investment types. This strategy encompasses multi-strategy credit funds, which dynamically allocate capital across senior secured debt, unsecured debt, stressed/distressed debt and structured assets subject to our investment professionals' views of relative value at different points of an economic cycle, and special situations funds, which capitalize on current and anticipated stressed and distressed credit opportunities focusing on debtor in possession, exit and rescue financings, post-reorganization equities, self-originated investments in specialty finance companies, directly negotiated purchases of non-performing or non-core assets divested by financial institutions and global structured assets.

        The following table presents the Tradable Credit Group's AUM as of December 31, 2010, 2011, 2012 and 2013 and number of funds as of September 30, 2013 per investment strategy (dollars in billions).

	AUM
	As of December 31,
					Number of Funds
	2010	2011	2012	2013
Long-only credit	$14.6	$17.8	$18.7	$	59
Alternative credit	5.0	5.9	7.2		18

Tradable Credit Group	$19.6	$23.7	$25.9	$	77

        A number of our Tradable Credit Group's long-only and alternative credit investment funds have earned top quartile performance distinctions from Lipper. The Tradable Credit Group has demonstrated a track record of outperformance in each of our primary investment strategies. The following table presents our Tradable Credit Group's gross annualized returns since inception and our Tradable Credit Group's relative index outperformance:

(1)
Annualized returns over the same period, net of management fees, were 5.0% for U.S. bank loan funds and 8.5% for U.S. high yield funds.

(2)
Annualized returns over the same period, net of management fees, were 15% for multi-strategy credit funds and 14.6% for special situations funds.

        A key to our performance is our robust research team of approximately 40 analysts that support our nearly 20 highly respected portfolio managers and traders. Based in Los Angeles, London and New York, our analysts have on average over ten years of experience and are organized by industry rather than asset class, which we believe enables them to effectively assess relative value across the capital structure within their areas of expertise, from traditional corporate credit to alternative credit. Analysts' industry orientation fosters deep knowledge and strong, long-standing relationships with companies, which we believe enables us to identify and obtain access to a robust deal flow.

Direct Lending Group

        Our Direct Lending Group is one of the largest self-originating direct lenders to the U.S. and European markets, with $24 billion of assets under management. The group's primary U.S. and European funds are ARCC and ACE II, respectively. ARCC is the largest business development company registered under the Investment Company Act of 1940, by market capitalization and total assets, and has a nearly ten year track record of investment outperformance. ACE II is one of the largest investment funds dedicated to private direct lending in the European middle market. The group generates fees from over 25 other funds that include joint venture lending programs with affiliates of General Electric, separately managed accounts for large institutional investors seeking tailored investment solutions and commingled funds. The group's activities are managed by two dedicated teams in the United States and Europe.

  •
  U.S. direct lending:  Launched in 2004, our U.S. direct lending team comprises approximately 95 investment professionals in five offices. Our team covers over 300 financial sponsors and provides a wide range of financing opportunities to middle-market companies that typically range in earnings before interest, tax, depreciation and amortization ("EBITDA") from $10 to $100 million.

  •
  Europe direct lending:  Launched in 2007, our European direct lending team comprises approximately 30 investment professionals in four offices. Our team covers over 150 financial sponsors and provides a wide range of financing opportunities to middle-market companies that typically range in EBITDA from €10 to €75 million.

        The following table presents the Direct Lending Group's AUM as of December 31, 2010, 2011, 2012 and 2013 and number of funds as of September 30, 2013 per investment strategy (dollars in billions).

	AUM
	As of December 31,
					Number of Funds
	2010	2011	2012	2013
U.S. direct lending	$13.4	$15.7	$19.2	$	20
Europe direct lending	1.0	1.0	3.3		7

Direct Lending Group	$14.4	$16.7	$22.5	$	27

        Our Direct Lending Group has earned accolades such as 2013 Mid-Market Lender of the Year (M&A Atlas), 2013 Third Place CEO Award for Michael J. Arougheti as Chief Executive Officer of ARCC in the Brokers, Asset Managers and Exchanges Category (Institutional Investor All-America Executive Team) and Europe's Specialist Debt Provider of the Year in each of 2010, 2011 and 2012 (Real Deals). The group has demonstrated a track record of outperformance, as evidenced by ARCC's performance. The following table presents total shareholder returns of ARCC since its initial public offering in 2004 against certain market indices for the same period:

        Our Direct Lending Group has a multi-channel origination strategy designed to address a broad set of investment opportunities in the middle market. We source investment opportunities directly from private equity sponsors, corporate management teams, intermediaries and commercial and investment banks.

        Our Direct Lending Group is focused on lead investing and securing controlling positions in credit tranches, which we believe allows us to exert greater influence over deal terms, capital structure, documentation, fees and pricing, while at the same time securing our position as a preferred source of financing to our transaction partners. Our Direct Lending Group has a dedicated portfolio management team that engages in regular dialogue with management teams of and controlling stakeholders in the investments it manages.

Private Equity Group

        Our Private Equity Group has achieved compelling investment returns for a loyal and growing group of high profile limited partners and has $10 billion of assets under management. The group focuses on majority or shared-control investments, principally in under-capitalized companies. Our private equity professionals have a demonstrated ability to deploy flexible capital, which allows them to stay both active and disciplined in various market environments. The group manages five commingled funds: ACOF I ($751 million fund size / 2003 vintage), ACOF II ($2.1 billion fund size / 2006 vintage), ACOF III ($3.5 billion fund size / 2008 vintage) and ACOF IV ($4.7 billion fund size / 2012 vintage), which focus primarily on North America and, to a lesser extent, Europe, and ACOF Asia ($220 million fund size / 2011 vintage), which focuses on growth equity opportunities in China. The group's activities are managed by two dedicated teams in North America/Europe and China.

  •
  North America/Europe flexible capital:  Certain of our senior private equity professionals have been working together since 1990 and raised our first private equity fund in 2003. Our team has grown to approximately 40 investment professionals based in Los Angeles, London and Chicago. Our investment professionals target a variety of investment opportunities making equity commitments generally in the $100 to $400 million range.

  •
  China growth capital:  We recently expanded our private equity business into Asia with the establishment of offices in Shanghai and Chengdu and a service office in Hong Kong. We believe the Chinese market represents an attractive opportunity for us, particularly given our private equity expertise and the strength of our global platform. Our team of 7 investment professionals targets primarily minority growth equity investments generally in the $25 to $50 million range.

        The following table presents the Private Equity Group's AUM as of December 31, 2010, 2011, 2012 and 2013 and number of funds as of September 30, 2013 (dollars in billions).

	AUM
	As of December 31,
					Number of Funds
	2010	2011	2012	2013
Private Equity Group	$7.8	$7.4	$10.1	$	5

        Our Private Equity Group has the expertise and mandate to deploy capital in compelling situations across economic environments. This is evidenced by the investment track records of ACOF II and ACOF III, both of which are leading funds in their respective vintages despite deploying capital in vastly different economic environments. The track record of our three fully deployed funds contributed to the successful fundraise of ACOF IV, which raised $4.7 billion, a 30% increase over the predecessor fund. The following table presents gross IRRs since each of the respective funds' inception and certain other data.

(1)
Net IRRs over the same period were 14%, 15% and 25% for ACOF I, ACOF II and ACOF III, respectively.

        Our Private Equity Group broadly categorizes its investment activities into four principal transactions types: prudently leveraged control buyouts, growth equity, rescue/de-leveraging capital and distressed buyouts/discounted debt accumulation. This flexible capital approach, together with the resources of the broader Ares organization, expands our potential investment opportunities beyond that of many other investment firms. This allows our investment professionals to remain both active and disciplined in various market conditions. For example, nearly 80% of our capital deployment from mid-2005 to mid-2007 took place in prudently leveraged control buyouts and growth equity whereas nearly 90% of our capital deployment from mid-2007 to year-end 2009 occurred in distressed debt.

Real Estate Group

        Our Real Estate Group manages comprehensive public and private equity and debt strategies, with $9 billion of assets under management. We focus on lending, investing in new development and/or in repositioning of assets, with an eye toward control or majority control, and investing in assets that have been under-managed or need repositioning in their markets. The group has achieved significant scale in a short period of time through various acquisitions and successful fundraising efforts, including our recent acquisition of AREA in 2013. The group provides investors access to its capabilities through its commercial mortgage REIT (ACRE) focused on direct lending on properties owned by commercial real estate sponsors and operators, U.S. and European real estate private equity commingled funds, separately managed accounts and other fund types. The group's activities are managed by two dedicated teams in equity and debt.

  •
  Real estate equity:  Our real estate equity team has extensive private equity experience in the United States, Europe and India. The team has approximately 45 investment professionals across 15 offices. The team primarily invests in new developments and the repositioning of assets, with a focus on control or majority-control investments. The team primarily targets the United States and Western Europe, and also oversees a small joint venture investment program in India.

  •
  Real estate debt:  Launched in 2011, our real estate debt team has grown to approximately 27 investment professionals, supported by approximately 50 professionals from ACRE Capital LLC, across 15 offices. Our team directly originates and invests in a wide range of self-originated financing opportunities for middle-market owners and operators of commercial real estate. The team primarily targets the United States, but is expanding its presence into Western Europe.

        The following table presents the Real Estate Group's AUM as of December 31, 2010, 2011, 2012 and 2013 and number of funds as of September 30, 2013 per investment strategy (dollars in billions).

	AUM
	As of December 31,
					Number of Funds
	2010	2011	2012	2013
Real estate equity	$—	$—	$—	$	34
Real estate debt	—	1.4	1.7		4

Real Estate Group	$—	$1.4	$1.7	$	38

        With top quartile rankings across certain of its U.S. and European funds, AREA has had success raising significant capital. In 2013, PERE ranked AREA as a Top 15 real estate manager based on equity raised from January 2008 to April 2013.

        Our Real Estate Group has deep local market knowledge, multi-channel sourcing and differentiated, proprietary research enabling it to capitalize on market trends, and we believe it is well positioned to source and take advantage of market opportunities. Investment opportunities are identified from our extensive network of relationships within the real estate and finance industries. The efforts and relationships of our dedicated team of real estate investment professionals are complemented by those across our broader team of investment professionals. We have established strong relationships with public and private real estate owners, investors, developers and operators with expertise across all real estate asset classes, as well as key intermediaries such as mortgage brokerage firms, commercial banks, leading investment banks and servicers. We believe these relationships improve the scale and scope of our investments.

        We utilize an investment approach that has been employed with success since 1993 across a number of real estate economic cycles. Our approach focuses on actively monitoring and managing an investment from origination to value creation through active asset management.

Competitive Strengths

Stable Earnings Model

        We believe our business model offers relatively stable earnings compared to other alternative asset managers because:

  •
  A significant portion of the capital that we manage is long-term in nature.  As of September 30, 2013, approximately 66% of our AUM was in funds with a contractual life of seven years or more, including 14% that was in permanent capital vehicles with unlimited duration. This has enabled and continues to enable us to invest assets with a long-term focus over different points in a market cycle, which we believe is an important component in generating attractive returns.

  •
  A significant portion of our revenue is generated from management fees.  For the nine months ended September 30, 2013, approximately 80% of our total fee revenue was comprised of management fees and approximately 20% was comprised of performance fees. From 2010 to 2012, management fees averaged 77% of our total fee revenue. Management fees, which are generally based on the amount of committed or invested capital in funds we manage, are more predictable and less volatile than performance fees.

  •
  We have a diverse capital base across funds from four distinct groups.  For the nine months ended September 30, 2013, approximately 40% of our total fee revenue was generated by our Direct Lending Group, which includes fees generated by 27 funds, and approximately 24% of our total fee revenue was generated by our Tradable Credit Group, which manages over 75 investment funds. We have a well-balanced and diverse capital base, which we believe is the result of demonstrated expertise across each of our four investment groups.

  •
  A majority of our performance fees are linked to credit investment strategies.  Over the last three years, a majority of our performance fees have been generated by funds with credit investment strategies, which generally generate regular interest income. As a result, we believe that our performance fees are more predictable and less volatile than investment managers predominantly focused on private equity investment strategies.

        The following charts present our AUM by length of contract as of September 30, 2013, and our fee revenue by management fees per segment and performance fees.

Capital Base	Fee Revenue Base

Broad Alternative Product Offering

        To meet investors' growing demand for alternative asset investments, we manage investments in an increasingly comprehensive range of funds across a spectrum of compelling and complementary strategies. We have demonstrated an ability to consistently generate attractive and differentiated investment returns in various market environments. We believe the breadth of our product offering, our expertise in various investment strategies and our proficiency in client servicing has enabled and will continue to enable us to increase our assets under management by expanding our relationships with existing investors as well as attracting new investors.

(1)
Target returns are shown for illustrative purposes only after the effect of any management and performance fees. No assurance can be made that targeted returns will be achieved and actual returns may differ materially. An investment in any of the mandates is subject to the execution of definitive subscription and investment documentation for the applicable funds.

(2)
An investment in our common units is not an investment in any of our funds, and the assets and revenues of our funds are not directly available to us. Further, the returns of our funds are not necessarily indicative of Ares Management, L.P.'s operating results or of the price of our common units.

(3)
Comprised of investment vehicles with and without leverage.

Diverse and Growing Investor Base

        Our investor base includes direct institutional relationships and a significant retail investor base across our publicly traded and sub-advised funds. Our high quality institutional investor base includes large pension funds, sovereign wealth funds, banks and insurance companies and we have grown the number of these relationships from 187 in 2011 to 515 as of September 30, 2013. In many instances, investors have increased their commitments to subsequent funds in a particular investment strategy and deployed capital across our other investment groups. We believe that our deep and longstanding investor relationships, founded on our strong performance, disciplined management of our investors' capital and diverse product offering, have facilitated the growth of our existing businesses and will assist us with the development of additional strategies and products, thereby increasing our fee earning AUM. We have a dedicated in-house Business Development Group that includes over 40 investor relations and marketing specialists. We have frequent dialogue with our investors and are committed to providing them with the highest quality service. We believe our service levels, as well as our emphasis on transparency, inspires loyalty and supports our efforts to continue to attract investors across our investment platform.

        The following charts present our AUM by channel and our retail and our direct channel by investor, in each case as of September 30, 2013.

AUM By Channel	AUM by Direct Institutional Channel Direct Channel By Investor Type

Integrated and Scalable Global Business Platform

        We operate our increasingly diversified and global firm as an integrated investment platform with a collaborative culture that emphasizes sharing of knowledge and expertise. We believe the exchange of information enhances our ability to analyze investments, deploy capital and improve the performance of our funds and portfolio companies. Through collaboration, we drive value by leveraging our capital markets relationships and access to deal flow. Within this framework we have established deep and sophisticated independent research capabilities in over 30 industries and insights from active investments in over 1,000 companies, 300 structured assets and 300 properties. Further, our extensive network of investment professionals is comprised primarily of local and geographically positioned individuals with the knowledge, experience and relationships that enable them to identify and take advantage of a wide range of investment opportunities. They are supported by a highly sophisticated operations management team. We believe this broad platform and our operational infrastructure provide us with a scalable foundation to expand our product offering, geographic scope and profitability.

Breadth, Depth and Tenure of our Senior Management

        Ares was built upon the fundamental principle that each of our distinct but complementary investment groups benefits from being part of our broader platform. We believe that our strong performance, consistent growth and high talent retention through economic cycles is due largely to the effective application of this principle across our broad organization of over 700 employees. We do not have a centralized investment committee. Our investment committees are structured with overlapping membership to ensure consistency of approach. Each of our four investment groups is led by its own deep leadership team of highly accomplished investment professionals, who average over 22 years of experience managing investments in, advising, underwriting and restructuring leveraged companies. While primarily focused on managing strategies within their own investment group, these senior professionals are integrated within our platform through economic, cultural and structural measures. Our senior professionals have the opportunity to participate in the incentive programs of multiple investment groups to reward collaboration in our investment activities. This collaboration takes place on a daily basis but is formally promoted through sophisticated internal systems and widely attended weekly or monthly meetings.

Alignment of Interests with Stakeholders

        The alignment of the interests of our senior members and investment professionals with those of the investors in our funds and our unitholders is fundamental to our business. We and our investment professionals have committed over $1 billion of capital across our various investment funds, aligning our interests with those of our clients. Moreover, relative to our peers, a significant portion of our professionals' compensation is in the form of performance fees, which more fully aligns their interests with those of the investors in our funds. We expect that our senior professional owners will own approximately 70% of Ares after this offering, aligning our interests with those of our common unitholders. In connection with this offering, we are establishing a long-term equity compensation plan that we believe will strengthen this alignment, as well as the motivation and retention of our professionals, through the significant and long-term ownership of our equity by our senior members, investment professionals and other employees.

Industry Trends

        We are well positioned to capitalize on the following trends in the asset management industry:

Increasing Importance of Alternative Assets

        Over the past several years, investor groups of all types have meaningfully increased their capital allocations to alternative investment strategies. McKinsey and Co. estimates that alternative investments (which includes private equity, hedge funds and investments in real estate, infrastructure and commodities in a variety of vehicles) grew at a 14% compound annual growth rate versus non-alternative investments at 2% for the six year period from 2005 to 2011. We expect this current trend will continue as the combination of volatile returns in public equities and low-yields on traditional fixed income investments shifts investor focus to the lower correlated and absolute levels of returns offered by alternative assets.

Increasing Demand for Alternative Assets from Retail Investors

        Defined contribution pension plans and retail investors are demanding more exposure to alternative investment products to seek differentiated returns as well as to satisfy a desire for current yield due to changing demographics. According to McKinsey & Co., retail alternative investments will account for 13% of U.S. retail fund assets and 24% of revenues by 2015, up from 6% and 13% as of year-end 2010, respectively. ARCC has benefited from this growing demand, increasing its assets under management from approximately $300 million in 2004 to $8.5 billion in 2013. Our Tradable Credit and Real Estate Groups have raised three publicly traded vehicles over the past two years. With an established market presence, we believe we are well positioned to take advantage of the growing opportunity in the retail channel.

Shifting Asset Allocation Policies of Institutional Investors

        We believe that the growing pension liability gap is driving investors to seek higher return strategies and that institutional investors, such as insurance companies, are increasingly rotating away from core fixed income products towards more liquid alternative credit and absolute return-oriented products to achieve their return hurdles. According to Bain & Company, public pension funds increased their allocations toward alternative strategies to approximately 10% in 2013, up from approximately 8% in 2012. The increase in allocation has also been accompanied by a change in allocation strategy to a more balanced approach between private equity and non-private equity alternative investments. Our combination of credit expertise, total return and multi-strategy product offerings are particularly well suited to benefit from these asset allocation trends.

De-Leveraging of the Global Banking System

        After an extended period of increasing leverage, commercial and investment banks have been de-leveraging since 2008. Bank consolidation, more prudent balance sheet discipline, changing regulatory capital requirements and the increasing cost and complexity of regulatory compliance have led to material changes in the global banking system and have created significant opportunities for other institutional market participants. For example, well-capitalized non-bank direct lenders like Ares have been able to fill the significant and growing need for financing solutions as traditional lenders have withdrawn from certain middle-market and non-investment grade asset classes. At the same time, tradable debt managers have been able to raise vehicles to capitalize on banks' interest in divesting non-core assets and/or reducing their hold commitments in new financings. Citibank estimates that bank divestments of non-core holdings from the higher-risk areas of the lending market will create an investment opportunity of between $1 trillion and $2 trillion over the next decade.

Increasing Benefits of Scale

        Many institutional investors are focused on limiting the number of their manager relationships and allocating a greater share of their assets to established and diversified platforms. These investors seek to partner with investment management firms that have not only proven track records across multiple investment products, but also highly sophisticated non-investment group functions in accounting, legal/compliance and operations. Given the advantages of scale and a heightened focus on diligence, transparency and compliance, institutional clients are allocating a greater proportion of assets to established asset managers with whom there is a deep level of comfort. This trend is evidenced by the distribution of net asset flows, as firms with more than $1 billion in assets under management garnered approximately 90% of the net asset flows in the six months ended June 30, 2013, according to Hedge Fund Report. Furthermore, the increasing complexity of the regulatory environment in which alternative investment managers operate and the costs of complying with such regulations serve as barriers to entry in the investment management business.

Growth Strategy

        As we continue to expand our business, we intend to apply the same core principles and strategies to which we have adhered since our inception to:

Organically Grow our Core Business

        Alternative assets are experiencing increasing demand from a range of investors, which we and many industry participants believe is part of a long-term trend to enhance portfolio diversification and to meet desired return objectives. We have demonstrated our ability to deliver strong risk-adjusted investment returns in alternative assets throughout market cycles since our inception in 1997, and we believe each of our investment groups is well positioned to benefit from long-term positive industry momentum. By continuing to deliver strong investment and operations management performance, we expect to grow the AUM in our existing products by deepening and broadening relationships with our current high-quality investor base as well as attracting new investors.

Expand our Product Offering

        A key to our growth has been pursuing complementary investment strategies and structuring different types of investment funds that address the specific needs of our investor base. We have expanded our product offering to provide increasingly diversified opportunities for investors and a balanced business model that we believe benefits all of our stakeholders. For example, our Tradable Credit Group has grown its AUM in alternative credit investment funds from zero in 2005 to $7 billion as of September 30, 2013. We take advantage of market trends arising out of an increasingly complex regulatory enrivonment to develop products that meet the evolving needs of market participants. We have demonstrated the ability to expand our product offering in a manner that enhances the investing capabilities of our professionals, provides differentiated solutions for our clients and creates a more balanced business model for our unitholders. There are a number of complementary strategies that we are currently pursuing across our investment groups, such as broadening our capabilities in direct lending and tradable credit to service more end-markets.

Enhance our Distribution Channels

        The growing demand for alternative assets provides an opportunity for us to attract new investors across a variety of channels. As we continue to expand our product offering and our global presence, we expect to be able to attract new investors to our funds. In addition to pension funds, sovereign wealth funds, banks and high net worth individuals, which have historically comprised a significant portion of our assets under management, in recent periods we have extended our investment strategies and marketing efforts increasingly to insurance companies, sub-advisory partners and retail investors with the initial public offerings of two closed-end funds, ARDC and ARMF, and a REIT, ACRE.

Increase our Global Presence

        The favorable industry trends for alternative asset managers are global in nature and we believe there are a number of international markets that represent compelling opportunities for our investment strategies. Our European platform has 100 total employees, including approximately 70 investment professionals managing approximately $11 billion of commitments in eight Western European offices. We believe our strong financial position and existing global operations and network enable us to identify and readily pursue a range of expansion opportunities, including acquisitions of existing businesses or operations, partnering with local operators, establishing our own operations or otherwise. We intend to continue to develop our private equity and real estate direct lending capabilities in Western Europe, while opportunistically pursuing the expansion of our direct lending franchise into attractive new international markets.

Secure Strategic Partnerships

        We have established valuable relationships with strategic partners and large institutional investors who, among other things, provide market insights, productive advice and relationship introductions. Affiliates of ADIA and Alleghany, minority investors in Ares since May 2007 and July 2013, respectively, have committed significant capital across our investment groups. Our Direct Lending Group has a joint venture with affiliates of General Electric that offers U.S. and European middle-market borrowers a differentiated loan product. We also have important relationships with large fund investors, leading commercial and investment banks, global professional services firms, key distribution agents and other market participants that we believe are of significant value. As we expand our offering and global presence, we intend to pursue opportunities with additional strategic partners. While certain institutional investors, and in particular our Strategic Investors, have committed substantial capital to our funds, there can be no assurance that there will be further commitments to our funds or other alternative investment categories will likely depend on the performance of our funds, the performance of its overall investment portfolio and other investment opportunities available to it.

Complete Accretive Acquisitions and Portfolio Purchases

        We continuously evaluate acquisition opportunities that we believe will enable us to expand our product offering, broaden our investor base and increase our global presence. We have a demonstrated ability to acquire companies at accretive valuations and effectively integrate their personnel, assets and investors into our organization. In particular, we believe the unique challenges facing large banks and small boutique asset managers in the current market environment will persist, which we expect will generate compelling opportunities for us to pursue acquisitions of businesses, investment teams and assets.

Operations Management Groups

        Five operations management groups support our investment functions by providing infrastructure support in the areas of accounting/finance, operations/information technology, business development, legal and compliance and human resources. Our clients seek to partner with investment management firms that not only have compelling investment track records across multiple investment products but also possess seasoned infrastructure support functions.

        We have made significant investments over the past five years to develop our operations management groups. We have successfully launched new business lines and integrated acquired businesses and assets into our operations, and believe our infrastructure can support a much larger platform in the future.

Business Development and Investor Relations

        We believe our performance across our four investment groups has resulted in strong relationships with our investors. Our diverse and high-quality investor base includes prominent pension funds, sovereign wealth funds, insurance companies, financial institutions and high net worth individuals globally. We have also established strategic relationships with large institutional investors including ADIA and Alleghany, both of whom have made strategic equity investments in the firm and significant investment allocations across our investment platforms.

        We continuously seek to strengthen and expand our relationships with our investors. We have a Business Development Group consisting of over 40 dedicated professionals. Our senior Relationship Management team spans North America, Europe, Middle East, Asia and Australia and maintains an active and transparent dialogue with an expansive list of investors reflective of our diverse and global investor base. This team is supported by Product Specialists and Investor Relations professionals with deep experience in each of our four complementary investment groups dedicated to investor servicing and support of prospective and existing Ares investors.

        Our Business Development professionals are in frequent dialogue with both our existing and prospective investors, which enables us to monitor investor preferences and tailor future product offerings to meet investor demand. We provide quarterly and annual reports to our investors detailing recent performance as well as market commentary. In addition, Ares holds annual meetings for certain of our commingled funds, which provide investors with an in depth discussion of our market views, investment activities, team updates and investment pipeline.

Investment Operations and Information Technology

        Our Investment Operations and Information Technology group partners closely with our investment groups to support their growth. Our Investment Technology platform is comprised of various commercial and proprietary systems covering all aspects of public and private asset management, including trade order management, portfolio management, credit research management, performance attribution, internal reporting and portfolio accounting. This unique combination of tools allows us to, among other things, launch new funds, support the geographic expansion of our investment teams and monitor key metrics and risks. Our Investment Operations team is organized by specialized function to ensure depth in knowledge and consistency in processes and controls. The team supports all our investment groups by providing settlement clearing, cash movement, data management, pricing and asset servicing functions.

Investment Process

        We maintain a rigorous investment process and a comprehensive due diligence approach across all of our business groups. We have developed policies and procedures that govern the investment practices of our funds. Moreover, each fund is subject to certain investment criteria set forth in its governing documents that generally contain requirements and limitations for investments, such as limitations relating to types of assets in which the fund can invest, the amount that will be invested in any one company, the geographic regions in which the fund will invest and potential conflicts of interest that may arise from investing alongside funds within the same or a different investment group. Our investment professionals are familiar with our investment policies and procedures and the investment criteria applicable to the funds that they manage, and these limitations have generally not negatively impacted our ability to invest our funds.

Structure and Operation of our Funds

        We conduct the management of our funds and other similar private vehicles primarily through organizing a partnership or limited liability structure in which entities organized by us accept commitments and/or funds for investment from institutional investors and (to a limited extent) high net worth individuals. Such commitments are generally drawn down from investors on an as needed basis to fund investments over a specified term. All of our private equity and most of our real estate funds, as well as some of the funds managed by our Tradable Credit and Direct Lending Groups, are structured as closed-end drawdown funds. Our tradable credit funds are generally hedge funds or structured funds in which the investor's capital is fully funded into the fund upon or soon after the subscription for interests in the fund. The CLO funds that we manage are structured investment vehicles that are generally private companies with limited liability. Our drawdown funds and hedge funds are generally organized as limited partnerships or limited liability companies, however there are non-U.S. funds that are structured as corporate or non-partnership entities under applicable law. We also advise a number of investors through separately managed account relationships which are structured as contractual arrangements or single investor vehicles. In the case of our separately managed accounts that are not structured as single investor vehicles, the investor, rather than us, generally controls custody of the investments with respect to which we advise. Four of the vehicles that we manage are publicly traded corporations. The publicly traded corporations do not have redemption provisions or a requirement to return capital to investors upon exiting the investments made with such capital, except as required by applicable law (including distribution requirements that must be met to maintain RIC or REIT status). However, ACRE's charter includes certain limitations relating to the ownership or purported transfer of its common stock in violation of the REIT ownership requirements.

        Our funds are generally advised by an Ares entity registered under the Investment Advisers Act or a wholly owned subsidiary thereof. Responsibility for the day-to-day operations of each investment vehicle is typically delegated to the Ares entity serving as investment adviser pursuant to an investment advisory (or similar) agreement. Generally, the material terms of our investment advisory agreements relate to the scope of services to be rendered by the investment adviser to the applicable vehicle, the calculation of management fees to be borne by investors in our investment vehicles and certain rights of termination with respect to our investment advisory agreements. With the exception of certain of the publicly traded corporations, the investment vehicles themselves do not generally register as investment companies under the Investment Company Act in reliance on applicable exemptions thereunder.

        The investment management agreements we enter into with clients in connection with contractual separately managed accounts may generally be terminated by such clients with reasonably short prior written notice. Our investment management agreements with closed-end investment companies and ARCC generally must be approved annually by such company's board of directors (including a majority of such company's independent directors). In addition to other termination provisions, each investment advisory and management agreement with a registered investment company will automatically terminate in the event of its assignment and may be terminated by either party without penalty upon 60 days' written notice to the other party.

        The governing agreements of many of our funds provide that, subject to certain conditions, third-party investors in those funds have the right to terminate the investment period or the fund without cause. The governing agreements of some of our funds provide that, subject to certain conditions, third-party investors have the right to remove the general partner. In addition, the governing agreements of certain of our funds provide that upon the occurrence of certain events, including in the event that certain "key persons" in our funds do not meet specified time commitments, the investment period will be suspended or the investors have the right to vote to terminate the investment period in accordance with specified procedures.

Fee Structure

Management Fees

        The investment adviser of each of our funds and certain separately managed accounts generally receives an annual management fee based upon a percentage of the fund's capital commitments and/or invested capital during the investment period and the fund's invested capital after the investment period, except that the investment advisers to certain of our hedge funds and separately managed accounts receive an annual management fee that is based upon a percentage of invested capital or net asset value throughout the term of the fund.

        The investment adviser of each of our CLOs typically receives annual management fees based upon a percentage of each fund's total assets or invested capital, subject to certain performance measures related to the underlying assets the vehicle owns, and additional management fees which are incentive-based (that is, subject to meeting certain return criteria). We also classify performance fees on the investment income from ARCC as management fees due to their predictability and frequency of payments without risk of clawback. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview of Combined and Consolidated Results of Operations—Revenues."

        The management fees we receive from our drawdown style funds are typically payable on a quarterly basis over the life of the fund and do not depend on the investment performance of the fund (other than to reflect the disposition or decrease in value of assets where the management fees are based on invested capital). The management fees we receive from our hedge funds have similar characteristics, except that such funds often afford investors increased liquidity through annual, semi-annual or quarterly withdrawal or redemption rights following the expiration of a specified period of time when capital may not be withdrawn and the amount of management fees to which the investment adviser is entitled with respect thereto will proportionately increase as the net asset value of each investor's capital account grows and will proportionately decrease as the net asset value of each investor's capital account decreases. The management fees we receive from our separately managed accounts are generally paid on a regular basis (typically quarterly, subject to the termination rights described above) and may alternatively be based on invested capital or proportionately increase or decrease based on the net asset value of the separately managed account.

        We also receive management fees in accordance with the investment advisory and management agreements we have with the publicly traded corporations we manage. Management fees we receive from ARCC are generally paid on a regular basis (typically quarterly) and proportionately increase or decrease based on ARCC's total assets (other than cash and cash equivalents). Management fees we receive from the closed-end investment companies, ARDC and ARMF, are generally paid on a regular basis (typically monthly) and proportionately increase or decrease based on the closed-end funds' total assets minus such funds' liabilities (other than liabilities relating to indebtedness). Management fees we receive from ACRE are generally paid on a regular basis (typically quarterly) and proportionately increase or decrease based on ACRE's stockholders' equity (as defined in the ACRE management agreement).

Performance Fees

        We may also receive performance fees from a majority of our funds, which may be either an incentive fee or a special allocation of income, which we refer to as a carried interest, in the event that specified investment returns are achieved by the fund.

Incentive Fees

        The general partners or similar entities of certain of our funds receive performance-based allocation fees ranging from 10% to 20% of the applicable fund's net capital appreciation per annum, subject to certain net loss carry-forward provisions (known as a "high water mark"). In some cases, the investment adviser of each of our hedge funds and certain separately managed accounts is entitled to an incentive fee generally up to 20% of the applicable fund's net appreciation per annum, subject to a high water mark and in some cases a preferred return. Once realized, the fees earned by our hedge funds generally are not subject to clawback. Incentive fees are realized at the end of a measurement period, typically quarterly or annually.

Carried Interest

        The general partner or an affiliate of certain of our funds receives carried interest from the fund. Carried interest entitles the general partner (or an affiliate) to a special allocation of income and gains from a fund, and is typically structured as a net profits interest in the applicable fund. Carried interest is generally calculated on a "realized gain" basis, and the general partner of a fund is generally entitled to a carried interest between 15% and 20% of the net realized income and gains (generally taking into account unrealized losses) generated by such fund. Net realized income or loss is not netted between or among funds.

        For most funds, the carried interest is subject to a preferred return ranging from 6% to 8%, subject in most cases to a catch-up allocation to the general partner. Generally, if at the termination of a fund (and increasingly at interim points in the life of a fund), the fund has not achieved investment returns that (in most cases) exceed the preferred return threshold or (in all cases) the general partner receives net profits over the life of the fund in excess of its allocable share under the applicable partnership agreement, the general partner will be obligated to repay an amount equal to the extent to which performance fees that were previously distributed to it exceeds the amounts to which the general partner is ultimately entitled. These repayment obligations may be related to amounts previously distributed to our senior professionals and existing owners prior to the completion of this offering. This obligation is known as a "clawback" obligation.

        Although a portion of any distributions by us to our common unitholders may include carried interest received by us, we do not intend to seek fulfillment of any clawback obligation by seeking to have our common unitholders return any portion of such distributions attributable to carried interest associated with any clawback obligation. Clawback obligations operate with respect to a given fund's own net investment performance only and performance fees of other funds are not netted for determining this contingent obligation. Although a clawback obligation is several to each person who received a distribution, and not a joint obligation, the governing agreements of our funds generally provide that, if a recipient does not fund his or her respective share, we may have to fund such additional amounts beyond the amount of performance fees we retained, although we generally will retain the right to pursue remedies against those performance fee recipients who fail to fund their obligations.

        For additional information concerning the clawback obligations we could face, see "Risk Factors—We may need to pay "clawback" obligations if and when they are triggered under the governing agreements with our investors."

Incentive Fees from Publicly Traded Corporations

        We also are entitled to receive incentive fees accordance with the investment advisory and management agreements we have with ARCC and ACRE, however there can be no assurance that we will meet the requirements to receive incentive fees in any particular period. Incentive fees we receive from ARCC have two parts. The first part is based on ARCC's pre-incentive fee net investment income for the quarter and the second part is calculated at the end of each applicable year by subtracting (a) the sum of ARCC's cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (b) its cumulative aggregate realized capital gains, in each case calculated from October 8, 2004. Incentive fees we receive from ACRE are based on a percentage of the difference between ACRE's core earnings (as defined in ACRE's management agreement) and an amount derived from the weighted average issue price per share of ACRE's common stock in its public offerings multiplied by the weighted average number of shares of common stock outstanding. We are not entitled to receive incentive fees from ARDC and ARMF.

Capital Invested In and Through Our Funds

        To further align our interests with those of investors in our funds, we have invested the firm's capital and that of our professionals in the funds we sponsor and manage. General partner capital commitments to our funds are determined separately with respect to our funds and, generally, are less than 5% of the total commitments of any particular fund. We determine the general partner capital commitments based on a variety of factors, including investor requirements, estimates regarding liquidity over the estimated time period during which commitments will be funded, estimates regarding the amounts of capital that may be appropriate for other opportunities or other funds we may be in the process of raising or are considering raising, prevailing industry standards with respect to sponsor commitments and our general working capital requirements. We may from time to time offer to our employees a part of the general partner commitments to our funds. Our general partner capital commitments are funded with cash and not with carried interest or deferral of management fees. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Future Sources and Uses of Liquidity."

Regulatory and Compliance Matters

        Our businesses, as well as the financial services industry generally are subject to extensive regulation, including periodic examinations, by governmental agencies and self-regulatory organizations or exchanges in the U.S. and foreign jurisdictions in which we operate relating to, among other things, antitrust laws, anti-money laundering laws, anti-bribery laws relating to foreign officials, and privacy laws with respect to client information, and some of our funds invest in businesses that operate in highly regulated industries. Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities. Any failure to comply with these rules and regulations could expose us to liability and/or reputational damage. In addition, additional legislation, increasing global regulatory oversight of fundraising activities, changes in rules promulgated by self-regulatory organizations or exchanges or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect our mode of operation and profitability. See "Risk Factors—Risks Relating to Our Businesses—Extensive regulation in the United States affects our activities and creates the potential for significant liabilities and penalties that could adversely affect our businesses and results of operations," "—Failure to comply with "pay to play" regulations implemented by the Commission and certain states, and changes to the "pay to play" regulatory regimes, could adversely affect our businesses," "—Regulatory changes in the United States and regulatory compliance failures could adversely affect our reputation, businesses and operations" and "—Regulatory changes in jurisdictions outside the United States could adversely affect our businesses."

        Rigorous legal and compliance analysis of our businesses and investments is important to our culture. We strive to maintain a culture of compliance through the use of policies and procedures such as oversight compliance, codes of ethics, compliance systems, communication of compliance guidance and employee education and training. We have a compliance group that monitors our compliance with the regulatory requirements to which we are subject and manages our compliance policies and procedures. Our Chief Compliance Officer, together with our Chief Legal Officer, supervises our compliance group, which is responsible for monitoring all regulatory and compliance matters that affect our activities. Our compliance policies and procedures address a variety of regulatory and compliance risks such as the handling of material non-public information, position reporting, personal securities trading, valuation of investments on a fund-specific basis, document retention, potential conflicts of interest and the allocation of investment opportunities.

United States

        The Commission oversees the activities of our subsidiaries that are registered investment advisers under the Investment Advisers Act. Beginning in the first quarter of 2014, FINRA will oversee the activities of our subsidiary Ares Investor Services LLC as a registered broker-dealer. In connection with certain investments made by funds in our Private Equity Group, certain of our subsidiaries are subject to audits by the Defense Security Service to determine whether we are under foreign ownership, control or influence. In addition, we regularly rely on exemptions from various requirements of the Securities Act, the Exchange Act, the Investment Company Act, the Commodity Exchange Act and ERISA. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties who we do not control.

        All of the investment advisers of our funds are registered as investment advisers with the Commission. Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act. Such requirements relate to, among other things, fiduciary duties to clients, maintaining an effective compliance program, managing conflicts of interest and general anti-fraud prohibitions.

        Each of ARDC and ARMF is a registered investment company under the Investment Company Act. ARCC is a registered investment company that has elected to be treated as a business development company under the Investment Company Act. Each of ARDC and ARCC has elected, and ARMF intends to elect, for U.S. federal tax purposes, to be treated as a regulated investment company under Subchapter M of the Code. As such, each of ARDC and ARCC is, and ARMF will be once it has made its election, required to distribute at least 90% of its ordinary income and realized, net short-term capital gains in excess of realized net long-term capital losses, if any, to its shareholders. In addition, to avoid excise tax, each of ARDC and ARCC needs, and ARMF will need once it has made its election, to distribute at least 98% of its income (such income to include both ordinary income and net capital gains), which would take into account short-term and long-term capital gains and losses. Each of ARDC, ARCC and ARMF, at its discretion, may carry forward taxable income in excess of calendar year distributions and pay an excise tax on this income. In addition, as a business development company, ARCC must not acquire any assets other than "qualifying assets" specified in the Investment Company Act unless, at the time the acquisition is made, at least 70% of ARCC's total assets are qualifying assets (with certain limited exceptions). Qualifying assets include investments in "eligible portfolio companies." In addition, the Commission requires investment advisers registered or required to register with the Commission under the Investment Advisers Act that advise one or more private funds and have at least $150 million in private fund assets under management to periodically file reports on Form PF. We have filed, and will continue to file, quarterly reports on Form PF.

        ACRE has elected and qualified to be taxed as a real estate investment trust, or REIT, under the Code. To maintain its qualification as a REIT, ACRE must distribute at least 90% of its taxable income to its shareholders and meet, on a continuing basis, certain other complex requirements under the Code.

        Ares Investor Services LLC, our wholly owned subsidiary, is registered as a broker-dealer with the Commission, and will be a member of FINRA effective the first quarter of 2014. As a broker-dealer, this subsidiary is subject to regulation and oversight by the Commission and state securities regulators. In addition, FINRA, a self-regulatory organization that is subject to oversight by the Commission, promulgates and enforces rules governing the conduct of, and examines the activities of, its member firms. Due to the limited authority that will be granted to our subsidiary in its capacity as a broker-dealer, it is not required to comply with certain regulations covering trade practices among broker-dealers and the use and safekeeping of customers' funds and securities. As a registered broker-dealer and member of a self-regulatory organization, Ares Investor Services LLC is, however, subject to the Commission's uniform net capital rule. Rule 15c3-1 of the Exchange Act specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The Commission and FINRA impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the Commission's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the Commission for certain withdrawals of capital.

        The Commission and various self-regulatory organizations have in recent years increased their regulatory activities in respect of investment management firms. In July 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act, among other things, imposes significant new regulations on nearly every aspect of the U.S. financial services industry, including oversight and regulation of systemic market risk (including the power to liquidate certain institutions); authorizing the Federal Reserve to regulate nonbank institutions that are deemed systemically important; generally prohibiting insured depository institutions, insured depository institution holding companies and their subsidiaries and affiliates from conducting proprietary trading and investing in or sponsoring private equity funds and hedge funds; and imposing new registration, recordkeeping and reporting requirements on private fund investment advisers. Importantly, while several key aspects of the Dodd-Frank Act have been defined through final rules, many aspects will be implemented by various regulatory bodies over the next several years. While we already have several subsidiaries registered as investment advisers subject to Commission examinations and another subsidiary registered as a broker-dealer that will be subject to FINRA examinations beginning in the first quarter of 2014, the imposition of any additional legal or regulatory requirements could make compliance more difficult and expensive, affect the manner in which we conduct our businesses and adversely affect our profitability.

        In October 2011, the Federal Reserve and other federal regulatory agencies issued a proposed rule implementing a section of the Dodd-Frank Act that has become known as the "Volcker Rule." The Volcker Rule generally prohibits depository institution holding companies (including foreign banks with U.S. branches and insurance companies with U.S. depository institution subsidiaries), insured depository institutions and subsidiaries and affiliates of such entities from investing in or sponsoring private equity funds or hedge funds. The Volcker Rule became effective on July 21, 2012 and is subject to a two-year transition period (ending July 21, 2014). It contains exceptions for certain "permitted activities" that would enable certain institutions subject to the Volcker Rule to continue investing in private equity funds under certain conditions.

        In 2013, the Office of the Comptroller of the Currency, the Department of the Treasury, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation published new guidance regarding expectations for banks' leveraged lending activities. This guidance, in addition to proposed Dodd-Frank risk retention rules circulated in August 2013, could further restrict credit availability, as well as potentially restrict the activities of our Tradable Credit Group, which supports many of its portfolio investments from banks' lending activities.

        Under the Dodd-Frank Act, the CFTC was given jurisdiction over the regulation of swaps. Under new rules implemented by the CFTC, companies that utilize swaps as part of their business model are deemed to fall within the statutory definition of CPO and, absent relief from the CFTC, are required to register with the CFTC as a CPO. Registration with the CFTC renders such CPO subject to regulation, including with respect to disclosure, reporting, recordkeeping and business conduct. Certain of our funds may from time to time, directly or indirectly, invest in instruments that meet the definition of "swap" under the new rules which may subject such funds to oversight by the CFTC. The fund may therefore seek and rely on no-action relief from registration with the CFTC or claim an exemption from registration as a CPO with the CFTC, including pursuant to CFTC Rule 4.13(a)(3). CFTC Rule 4.13(a)(3) requires that, among other things, the pool's trading in commodity interest positions (including both hedging and speculative positions, and positions in security futures) is limited so that either (i) no more than 5% of the liquidation value of the pool's portfolio is used as initial margin, premiums and required minimum security deposits to establish such positions, or (ii) the aggregate net notional value of the pool's trading in such positions does not exceed 100% of the pool's liquidation value. Therefore, unlike a registered CPO, the fund would not be required to provide prospective investors with a CFTC compliant disclosure document, nor would it be required to provide investors with periodic account statements or certified annual reports that satisfy the requirements of CFTC rules applicable to registered CPOs, in connection with any offerings of equity securities.

        As an alternative to the exemption from registration, a fund may register as a CPO with the CFTC and avail itself of certain disclosure, reporting and record-keeping relief under CFTC Rule 4.7.

        The Dodd-Frank Act authorizes federal regulatory agencies to review and, in certain cases, prohibit compensation arrangements at financial institutions that give employees incentives to engage in conduct deemed to encourage inappropriate risk-taking by covered financial institutions. Such restrictions could limit our ability to recruit and retain investment professionals and senior management executives.

        The Dodd-Frank Act requires public companies to adopt and disclose policies requiring, in the event the company is required to issue an accounting restatement, the clawback of related incentive compensation from current and former executive officers.

        The Dodd-Frank Act amends the Exchange Act to compensate and protect whistleblowers who voluntarily provide original information to the Commission and establishes a fund to be used to pay whistleblowers who will be entitled to receive a payment equal to between 10% and 30% of certain monetary sanctions imposed in a successful government action resulting from the information provided by the whistleblower.

        Many of these provisions are subject to further rulemaking and to the discretion of regulatory bodies, such as the Council and the Federal Reserve.

Other Jurisdictions

        Certain of our subsidiaries operate outside the United States. In the United Kingdom, Ares Management Limited is subject to regulation by the Financial Conduct Authority (which replaced the U.K. Financial Services Authority in April 2013). In March 2013, the Financial Services Authority published final rules for the Financial Conduct Authority's regulation and supervision of the LIBOR. In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. These requirements may cause LIBOR to be more volatile than it has been in the past, which may adversely affect the value of investments made by our funds. It is uncertain whether corresponding changes will be made to the EURIBOR. It was recently announced by the British Bankers' Association that it is expected that NYSE Euronext Rates Administration Limited will take over the role of administrator of LIBOR in early 2014. Any new administrator of LIBOR (including, if and when appointed, NYSE Euronext Rates Administration Limited) and/or EURIBOR may make methodological changes that could change the level of LIBOR or EURIBOR, which in turn may adversely affect the value of investments made by our funds. Any new administrator of LIBOR (including, if and when appointed, NYSE Euronext Rates Administration Limited) or EURIBOR may also alter, discontinue or suspend calculation or dissemination of LIBOR or EURIBOR.

        Our other European and Asian operations and our investment activities worldwide are subject to a variety of regulatory regimes that vary by country. In addition, we regularly rely on exemptions from various requirements of the regulations of certain foreign countries in conducting our asset management activities.

Alternative Investment Fund Managers Directive

        The Directive was enacted in July 2011 and took effect in July 2013. The Directive applies to (a) AIFMs established in the EU that manage EU or non-EU AIFs, (b) non-EU AIFMs that manage EU AIFs and (c) non-EU AIFMs that market their AIFs to professional investors within the EU. Individual EU member states must now adopt rules and regulations implementing the Directive into domestic law.

        Beginning July 22, 2013, the Directive imposed new operating requirements on EU AIFMs. There is a one-year transitional period after which EU AIFMs must comply with the requirements of the Directive and be appropriately authorized or have submitted an application for authorization. EU AIFMs and non-EU AIFMs seeking to market an AIF within the EU will need to comply with the Directive's disclosure and transparency requirements and (in the case of non-EU AIFMs) jurisdiction specific private placement regimes (which may change as a result of the Directive) from the implementation date.

        The full scope of the Directive may also, from October 2015 at the earliest, be extended to non-EU AIFMs that wish to market an AIF within the EU pursuant to a pan-European marketing passport instead of under national private placement regimes.

        The operating requirements imposed by the Directive include, among other things, rules relating to the remuneration of certain personnel, minimum regulatory capital requirements, restrictions on the use of leverage, asset stripping rules, disclosure and reporting requirements to both investors and home state regulators, the independent valuation of an AIF's assets and the appointment of an independent depository to hold assets. As a result, the Directive could in the future have an adverse effect on our businesses by, among other things, increasing the regulatory burden and costs of doing business in or relating to EU member states, imposing extensive disclosure obligations on, and asset stripping rules with respect to, companies, if any, in which any of our funds invest that are located in EU member states, significantly restricting marketing activities within the EU, potentially requiring certain of our funds to change their compensation structures for key personnel, thereby affecting our ability to recruit and retain these personnel, and potentially disadvantaging our funds as investors in private companies located in EU member states when compared to non-AIF/AIFM competitors that may not be subject to the requirements of the Directive, thereby potentially restricting our funds' ability to make investments in such companies.

        The Directive allows AIFMs to invest in securitizations on behalf of the alternative investment funds they manage only the originator, sponsor or original lender for the securitization has explicitly disclosed that it will retain, on an ongoing basis, a material net economic interest of not less than 5% of the nominal value of the securitized exposures or of the tranches sold to investors and certain due diligence undertakings are made. AIFMs that discover after the assumption of a securitization exposure that the retained interest does not meet the requirements, or subsequently falls below 5% of the economic risk, are required to take such corrective action as is in the best interests of investors. It remains to be seen how this requirement will be addressed by AIFMs should these circumstances arise. These requirements, along with other changes to the regulation or regulatory treatment of securitizations, may negatively affect the value of investments made by our funds.

        The Directive could also limit our operating flexibility and our investment opportunities, as well as expose us and/or our funds to conflicting regulatory requirements in the United States (and elsewhere) and the EU. The final scope and requirements of the Directive remain uncertain and are subject to change as a result of enactment both of EU secondary legislation and national implementing legislation in EU member states.

Solvency II

        Solvency II is an EU directive that sets out stronger capital adequacy and risk management requirements for European insurers and reinsurers and, in particular, dictates how much capital such firms must hold against their liabilities. Solvency II is currently scheduled to be implemented into domestic law by EU member states as early as January 2014, although continuing delays in the adoption of "Omnibus II," a related EU directive that will amend Solvency II, is likely to result in a revised timetable for the implementation of, and compliance with, Solvency II. Solvency II will impose, among other things, substantially greater quantitative and qualitative capital requirements for insurers and reinsurers as well as other supervisory and disclosure requirements. We are not subject to Solvency II; however, many of our European insurer or reinsurer fund investors will be subject to this directive, as applied under applicable domestic law. Solvency II may impact insurers' and reinsurers' investment decisions and their asset allocations. In addition, insurers and reinsurers will be subject to more onerous data collation and reporting requirements. As a result, Solvency II could in the future have an adverse indirect effect on our businesses by, among other things, restricting the ability of European insurers and reinsurers to invest in our funds and imposing on us extensive disclosure and reporting obligations for those insurers and reinsurers that do invest in our funds. The final details and requirements of the Solvency II directive remain uncertain and are subject to change as a result of enactment both of related EU legislation and national implementing legislation in EU member states.

Competition

        The investment management industry is intensely competitive, and we expect it to remain so. We compete both globally and on a regional, industry and niche basis.

        We face competition both in the pursuit of outside investors for our funds and in acquiring investments in attractive portfolio companies and making other investments. We compete for outside investors based on a variety of factors, including:

  •
  investment performance;

  •
  investor perception of investment managers' drive, focus and alignment of interest;

  •
  quality of service provided to and duration of relationship with investors;

  •
  business reputation; and

  •
  the level of fees and expenses charged for services.

        We expect to face competition in our trading, acquisitions and other investment activities primarily from other private equity, credit and real estate funds, specialized funds, hedge fund sponsors, other financial institutions, corporate buyers and other parties. Many of these competitors in some of our businesses are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Many of these competitors have similar investment objectives to us, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we want to make. Corporate buyers may be able to achieve synergistic cost savings with regard to an investment that may provide them with a competitive advantage in bidding for an investment. Lastly, institutional and individual investors are allocating increasing amounts of capital to alternative investment strategies. Several large institutional investors have announced a desire to consolidate their investments in a more limited number of managers. We expect that this will cause competition in our industry to intensify and could lead to a reduction in the size and duration of pricing inefficiencies that many of our funds seek to exploit.

        Competition is also intense for the attraction and retention of qualified employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees.

        For additional information concerning the competitive risks that we face, see "Risk Factors—Risks Related to Our Businesses—The investment management business is intensely competitive."

Legal Proceedings

        From time to time we are involved in various legal proceedings, lawsuits and claims incidental to the conduct of our business, some of which may be material. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us.

Properties

        Our principal executive offices are located in leased office space at 2000 Avenue of the Stars, 12th Floor, Los Angeles, California. We also lease office space in Atlanta, Chicago, Dallas, Menlo Park, New York City, Purchase, Washington, D.C., Frankfurt, London, Luxembourg, Madrid, Paris, Stockholm, Chengdu, Hong Kong, Shanghai and Sydney. We do not own any real property. We consider these facilities to be suitable and adequate for the management and operation of our businesses.

Employees

        We believe that one of the strengths and principal reasons for our success is the quality and dedication of our employees. As of September 30, 2013, we employed approximately 700 employees, comprised of 310 investment professionals and 280 operations management professionals with the balance in administrative support, located in 15 offices across four continents. We strive to attract and retain the best talent in the industry.

MANAGEMENT

Our General Partner

        Our partnership agreement will provide that our general partner will manage all of our operations and activities and will have discretion over significant corporate actions, such as the issuance of securities, payment of distributions, sales of assets, making certain amendments to our operating agreement and other matters. The board of directors of our general partner will have no authority other than that which the member of our general partner, an entity owned and controlled by our senior members, chooses to delegate to it. In the event that the Ares control condition is not satisfied, the board of directors of our general partner will be responsible for the oversight of our business and operations. Pursuant to a delegation of authority from the member of our general partner, the board of directors of our general partner will establish and maintain audit and conflicts committees of the board of directors that have the responsibilities described below under "—Committees of the Board of Directors—Audit Committee" and "—Committees of the Board of Directors—Conflicts Committee."

Directors and Executive Officers

        The following table sets forth certain information regarding the individuals who will be the directors and executive officers of our general partner upon consummation of this offering.

Name	Age	Position
Michael J. Arougheti	41	Director, Co-Founder & President
David B. Kaplan	46	Director, Co-Founder & Senior Partner
John H. Kissick	71	Director, Co-Founder & Senior Partner
Antony P. Ressler	53	Chairman, Co-Founder & Chief Executive Officer
Bennett Rosenthal	50	Director, Co-Founder & Senior Partner
*		Director
*		Director
*		Director
Daniel F. Nguyen	42	Executive Vice President & Chief Financial Officer
Michael D. Weiner	61	Executive Vice President & Chief Legal Officer

*
Director Nominee

Biographical Information

        The following is a summary of certain biographical information concerning the directors, officers and director nominees of our general partner:

        Michael J. Arougheti.    Mr. Arougheti is a Co-Founder of Ares and a Director and the President of our general partner. He is a Senior Partner of Ares and Co-Head of its Direct Lending Group and a member of the Management Committee. He also serves as Chief Executive Officer and a director of ARCC and Chairman of ACRE's Board of Directors. Prior to joining Ares in 2004, Mr. Arougheti was employed by Royal Bank of Canada from 2001 to 2004, where he was a Managing Partner of the Principal Finance Group of RBC Capital Partners and a member of the firm's Mezzanine Investment Committee. Mr. Arougheti oversaw an investment team that originated, managed and monitored a diverse portfolio of middle-market leveraged loans, senior and junior subordinated debt, preferred equity and common stock and warrants on behalf of RBC and other third-party institutional investors. Mr. Arougheti joined Royal Bank of Canada in October 2001 from Indosuez Capital, where he was a Principal and an Investment Committee member, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. Prior to joining Indosuez in 1994, Mr. Arougheti worked at Kidder, Peabody & Co., where he was a member of the firm's Mergers and Acquisitions Group.

Mr. Arougheti also serves on the boards of directors of Investor Group Services, Riverspace Arts, a not-for-profit arts organization and Operation Hope, a not-for-profit organization focused on expanding economic opportunity in underserved communities through economic education and empowerment. Mr. Arougheti received a B.A. in Ethics, Politics and Economics, cum laude, from Yale University.

        Mr. Arougheti's knowledge of and extensive experience in investment management, leveraged finance and financial services gives the board of directors valuable industry-specific knowledge and expertise on these and other matters and, in addition to his service as a director of other public companies, position him well to service on the board of directors.

        David B. Kaplan.    Mr. Kaplan is a Co-Founder of Ares and a Director and Senior Partner of our general partner. He is a Senior Partner of Ares and Co-Head of its Private Equity Group and a member of the Management Committee. Mr. Kaplan joined Ares in 2003 from Shelter Capital Partners, LLC, where he was a Senior Principal from June 2000 to April 2003. From 1991 through 2000, Mr. Kaplan was affiliated with, and a Senior Partner of, Apollo Management, L.P. and its affiliates, during which time he completed multiple private equity investments from origination through exit. Prior to Apollo Management, L.P., Mr. Kaplan was a member of the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves as Chairman of the Boards of Directors of the parent entities of The Neiman Marcus Group LLC, 99 Cents Only Stores LLC and Smart & Final, Inc. and as a member of the Boards of Directors of the parent entities of Floor and Decor Outlets of America, Inc. and Stream Global Services, Inc. Mr. Kaplan's previous public company Board of Directors experience includes Maidenform Brands, Inc. where he served as the company's Chairman, GNC Holdings, Inc., Dominick's Supermarkets, Inc., Orchard Supply Hardware Stores Corporation and Allied Waste Industries Inc. Mr. Kaplan also serves on the Board of Directors of Cedars-Sinai Medical Center, is a Trustee of the Center for Early Education, is a Trustee of the Marlborough School and serves on the President's Advisory Group of the University of Michigan. Mr. Kaplan graduated with High Distinction, Beta Gamma Sigma, from the University of Michigan, School of Business Administration with a B.B.A. concentrating in Finance.

        Mr. Kaplan's knowledge of and extensive experience with leveraged finance, acquisitions and private equity investments, in addition to his service as a director of other public and private companies, position him well to service on the board of directors.

        John H. Kissick.    Mr. Kissick is a Co-Founder of Ares and a Director and Senior Partner of our general partner. He is a Senior Partner of Ares in the Private Equity Group. Prior to joining Ares in 1997, Mr. Kissick was a co-founder of Apollo Management, L.P. in 1990 and a member of its original six-member management team. Mr. Kissick oversaw and led the capital markets activities of Apollo Management, L.P. and Lion Advisors, L.P. from 1990 until 1997, particularly focusing on high yield bonds, leveraged loans and other fixed income assets. Prior to 1990, Mr. Kissick served as a Senior Executive Vice President of Drexel Burnham Lambert Inc., where he began in 1975, eventually heading its Corporate Finance Department. Mr. Kissick also serves on the Board of Directors of City Ventures LLC and on the boards of the Cedars-Sinai Medical Center in Los Angeles, the Stanford University Athletic Department and its Graduate School of Education, and L.A.'s Promise which helps economically disadvantaged children graduate from high school through a variety of mentoring and other programs. Mr. Kissick graduated from Yale University with a B.A. in Economics and with highest honors from the Stanford Business School with a M.B.A. in Finance.

        Mr. Kissick's experience in leadership, corporate governance and finance, in addition to his extensive service as a director of other companies, makes him well qualified to serve as a director on the board of directors.

        Antony P. Ressler.    Mr. Ressler is a Co-Founder of Ares and the Chairman and Chief Executive Officer of our general partner. He is a Senior Partner of Ares in the Private Equity Group and serves as Chairman of the Management Committee. Prior to Ares, Mr. Ressler was a co-founder of Apollo Management, L.P. in 1990 and was a member of the original six-member management team. Mr. Ressler oversaw and led the capital markets activities of Apollo Management, L.P. and Lion Advisors, L.P. from 1990 until 1997, particularly focusing on high yield bonds, leveraged loans and other fixed income assets. Prior to 1990, Mr. Ressler served as a Senior Vice President in the High Yield Bond Department of Drexel Burnham Lambert Inc., with responsibility for the New Issue/Syndicate Desk. Mr. Ressler is also a member of the Board of Directors of Cedars-Sinai Medical Center, is Finance Chair and a member of the Executive Committee of the Los Angeles County Museum of Art (LACMA), and is Founder and Co-Chairman of the Alliance for College Ready Public Schools, a group of eighteen charter high schools and middle schools based in Los Angeles. Mr. Ressler is also one of the founding members of the board and Finance Chair of the Painted Turtle Camp, a southern California based organization (affiliated with Paul Newman's Hole in the Wall Association), which was created to serve children dealing with chronic and life threatening illnesses by creating memorable, old-fashioned camping experiences. Mr. Ressler is also a former member of the board of directors of Air Lease Corporation and WCA Waste Corporation. Mr. Ressler received his B.S.F.S. from Georgetown University's School of Foreign Service and received his M.B.A. from Columbia University's Graduate School of Business.

        Mr. Ressler's intimate knowledge of the business and operations of Ares Management, L.P., his extensive experience in the financial industry and as a partner in investments firms and his service as a director of other public companies provides industry-specific knowledge and expertise to the board of directors.

        Bennett Rosenthal.    Mr. Rosenthal is a Co-Founder of Ares and a Director and Senior Partner of our general partner. He is a Senior Partner of Ares and Co-Head of its Private Equity Group and a member of the Management Committee. Mr. Rosenthal additionally serves as the Chairman of ARCC. Mr. Rosenthal joined Ares in 1998 from Merrill Lynch & Co. where he served as a Managing Director in the Global Leveraged Finance Group. He currently serves on the Boards of Directors of AmeriQual Group, LLC, Aspen Dental Management, Inc., City Ventures, LLC, Jacuzzi Brands Corporation, Nortek, Inc., and the parent entities of CHG Healthcare Holdings L.P., CPG International Inc., Serta International Holdco LLC and Simmons Bedding Company. Mr. Rosenthal's previous public company Board of Directors experience includes Maidenform Brands, Inc. and Hanger Orthopedic Group, Inc. Mr. Rosenthal also serves on the Board of Trustees of the Windward School in Los Angeles. Mr. Rosenthal graduated summa cum laude with a B.S. in Economics from the University of Pennsylvania's Wharton School of Business where he also received his M.B.A. with distinction.

        Mr. Rosenthal's knowledge of and extensive experience with leveraged finance, acquisitions and direct lending and equity investments, in addition to his service as a director of other public and private companies, position him well to service on the board of directors.

        Daniel F. Nguyen.    Mr. Nguyen is the Executive Vice President and Chief Financial Officer of our general partner and a member of the Management Committee. Mr. Nguyen also serves as Chief Financial Officer of ARDC and ARMF and as Treasurer of ACRE. He has been an officer of ARCC since 2004, including Chief Financial Officer from August 2004 to March 2007 and currently is Vice President. From 1996 to 2000, Mr. Nguyen was with Arthur Andersen LLP, where he was in charge of conducting business audits on financial clients, performing due diligence investigation of potential mergers and acquisitions, and analyzing changes in accounting guidelines for derivatives. Mr. Nguyen graduated with a B.S. in Accounting from the University of Southern California's Leventhal School of Accounting and received an M.B.A. in Global Business from Pepperdine University's Graziadio School of Business and Management. Mr. Nguyen also studied European Business at Oxford University as part of the M.B.A. curriculum. Mr. Nguyen is a Chartered Financial Analyst and a Certified Public Accountant.

        Michael D. Weiner.    Mr. Weiner is the Executive Vice President and Chief Legal Officer of our general partner and a member of the Management Committee. Mr. Weiner has been an officer of ARCC since

2006, including General Counsel from September 2006 to July 2011, and also serves as Vice President of ACRE and Vice President of ARDC and ARMF. Mr. Weiner joined Ares in September 2006. Previously, Mr. Weiner served as General Counsel to Apollo Management L.P. and had been an officer of the corporate general partner of Apollo since 1992. Prior to joining Apollo, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius specializing in corporate and alternative financing transactions and securities law, as well as general partnership, corporate and regulatory matters. Mr. Weiner has served from time to time on the boards of directors of several public and private corporations. Mr. Weiner also serves on the Board of Governors of Cedars-Sinai Medical Center in Los Angeles. Mr. Weiner graduated with a B.S. in Business and Finance from the University of California at Berkeley and a J.D. from the University of Santa Clara.

        There are no family relationships among any of the directors or executive officers of our general partner.

Composition of the Board of Directors After this Offering

        Prior to the closing of this offering, we expect that three additional directors who are independent in accordance with the criteria established by the stock exchange on which we list our common units for independent board members will be appointed to the board of directors of our general partner, Ares Management GP LLC, an entity wholly owned by Ares Partners Holdco LLC, which is in turn owned and controlled by our senior members. Following these additions, we expect that the board of directors of our general partner will consist of eight directors, three of whom will be independent.

        In general, our common unitholders will have no right to elect the directors of our general partner. However, when our senior members and other then-current or former Ares personnel hold less than 10% of the limited partner voting power, our common unitholders will have the right to vote in the election of the directors of our general partner. This voting power condition will be measured on January 31 of each year, and will be triggered if the total voting power held by holders of the special voting units in Ares Management, L.P. (including voting units held by our general partner and its affiliates) in their capacity as such, or otherwise held by then-current or former Ares personnel (treating voting units deliverable to such persons pursuant to outstanding equity awards as being held by them), collectively, constitutes less than 10% of the voting power of the outstanding voting units of Ares Management, L.P. Unless and until the foregoing voting power condition is satisfied, our general partner's board of directors will be elected in accordance with its limited liability company agreement, which provides that directors generally may be appointed and removed by the member of our general partner, an entity owned and controlled by our senior members. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Election of Directors of General Partner." Unless and until the foregoing voting power condition is satisfied, the board of directors of our general partner will have no authority other than that which its member chooses to delegate to it. In the event that the voting power condition is satisfied, the board of directors of our general partner will be responsible for the oversight of our business and operations. See "Management—Limited Powers of Our Board of Directors."

Management Approach

        Throughout our history as a privately owned firm, we have had a management structure involving strong central management led by our Co-Founders. The management of our operating businesses is currently overseen by our Management Committee, which is comprised of certain of our executive officers and other heads of various investment and operating groups. Our general partner has determined that maintaining our existing management structure as closely as possible is desirable and intends that these practices will continue. We believe that this management structure has been a meaningful reason why we have achieved significant growth and successful performance in all of our businesses.

        Moreover, as a privately owned firm, we have always been managed with a perspective of achieving successful growth over the long-term. Both in entering and building our various businesses over the years and in determining the types of investments to be made by our funds, our management has consistently sought to focus on the best way to grow our businesses and investments over a period of many years and has paid little regard to their short-term impact on revenue, net income or cash flow.

        We believe our management approach has been a significant strength and as a public company, we intend to preserve our current management structure with strong central management to maintain our focus on achieving successful growth over the long-term. This desire to preserve our current management structure is one of the principal reasons why, upon listing our common units on             , if achieved, we have decided to organize Ares Management, L.P. as a limited partnership that is managed by our general partner and to avail ourselves of the limited partnership exception from certain of                governance rules. This exemption eliminates the requirements that we have a majority of independent directors on the board of directors of our general partner and that our general partner have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. In addition, we will not be required to hold annual meetings of our common unitholders.

Limited Powers of Our Board of Directors

        As noted, so long as the Ares control condition is satisfied, the member of our general partner, an entity owned and controlled by our senior members, will manage all of our operations and activities, and the board of directors of our general partner will have no authority other than that which the member of our general partner, an entity owned and controlled by our senior members, chooses to delegate to it. The member of our general partner intends to delegate to an audit committee of the board of directors of our general partner the functions described below under "—Committees of the Board of Directors—Audit Committee" and to a conflicts committee the functions described below under "—Committees of the Board of Directors—Conflicts Committee." In the event that the Ares control condition is not satisfied, the board of directors of our general partner will manage all of our operations and activities.

        Where action is required or permitted to be taken by the board of directors of our general partner or a committee thereof, a majority of the directors or committee members present at any meeting of the board of directors of our general partner or any committee thereof at which there is a quorum shall be the act of the board or such committee, as the case may be. The board of directors of our general partner or any committee thereof may also act by unanimous written consent.

Committees of the Board of Directors

        We anticipate that prior to this offering, the board of directors of our general partner will establish an audit committee and will adopt a charter for the audit committee that complies with current federal and rules relating to corporate governance matters. We also anticipate that the board of directors of our general partner will establish a conflicts committee. The board of directors of our general partner may establish other committees from time to time.

Audit Committee

        After this offering, we expect that the audit committee of our general partner will consist of                and                . The purpose of the audit committee will be to assist the board of directors of our general partner in overseeing and monitoring (i) the quality and integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent registered public accounting firm's qualifications and independence and (iv) the performance of our independent registered public accounting firm. Our general partner intends, on or prior to the planned listing of our common units on                , to cause the members of the audit committee to meet the independence standards for service on

an audit committee of a board of directors pursuant to federal securities regulations and                rules relating to corporate governance matters.

Conflicts Committee

        After this offering, we expect that the conflicts committee of our general partner will consist of                and                . The purpose of the conflicts committee will be to review specific matters that our general partner's board of directors believes may involve conflicts of interest. The conflicts committee will determine whether the resolution of any conflict of interest submitted to it is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us and not a breach by us of any duties that we may owe to our common unitholders. In addition, the conflicts committee may review and approve any related person transactions, other than those that are approved pursuant to our related person policy, as described under "Certain Relationships and Related Person Transactions—Statement of Policy Regarding Transactions with Related Persons," and may establish guidelines or rules to cover specific categories of transactions.

Compensation Committee Interlocks and Insider Participation

        Our general partner does not have a compensation committee of its board of directors. Our senior members have historically made determinations regarding executive officer compensation. Our general partner has determined that maintaining our existing compensation practices as closely as possible is desirable and intends that these practices will continue. Accordingly, our general partner does not intend to establish a compensation committee of its board of directors. For a description of certain transactions between us and our senior professionals see "Certain Relationships and Related Person Transactions."

COMPENSATION OF OUR DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

        Currently, all of the individuals who serve as directors of our general partner are also our employees and executive officers. These individuals do not receive any separate compensation for service as a director and, accordingly, we have not presented a Director Compensation Table. Certain of the directors or nominees to the board of directors of our general partner are employees of or advisers to entities related to Ares Management, L.P. and have received compensation or other payments in respect of their services in such capacities. See "Certain Relationships and Related Person Transactions—Other Transactions."

        Upon the completion of this offering, we will establish a compensation program for directors who are not employees of or service providers to (other than as a director) any entity related to Ares Management, L.P. ("non-employee directors"). We expect that this compensation program for our non-employee directors will consist of the following:

  •
  an annual cash retainer of $            ;

  •
  an initial equity grant of            upon the completion of this offering pursuant to our 2014 Equity Incentive Plan, which will vest            ;

  •
  upon being elected or appointed to the board for the first time after this offering, an initial equity grant of             pursuant to our 2014 Equity Incentive Plan, which will vest            ;

  •
  at the time of each annual meeting of our unitholders an annual equity award of                pursuant to our 2014 Equity Incentive Plan, which will vest        ; and

  •
  an additional annual cash retainer of $            to the chair of our audit committee.

        We also will reimburse non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including travel expenses in connection with their attendance in-person at board and committee meetings. Directors who are employees of or provide services to (other than as a director) any entity related to Ares Management, L.P. will not receive any compensation for their services as directors.

Executive Compensation

        Our named executive officers ("NEOs") for fiscal 2013, consisting of our principal executive officer and three other most highly compensated executive officers, are:

  •
  Antony P. Ressler, our Co-Founder, Chairman and Chief Executive Officer;

  •
  Michael J. Arougheti, our Co-Founder and President;

  •
  David B. Kaplan, our Co-Founder and Senior Partner; and

  •
  Bennett Rosenthal, our Co-Founder and Senior Partner.

Summary Compensation Table For Fiscal Year 2013

        The following table presents summary information concerning compensation earned by our NEOs during the fiscal year ended December 31, 2013 for services rendered in all capacities.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)(3)	Total ($)
Antony P. Ressler, Co-Founder, Chairman and Chief Executive Officer	2013	$1,800,000
Michael J. Arougheti, Co-Founder and President	2013	$1,800,000
David B. Kaplan, Co-Founder and Senior Partner	2013	$1,800,000
Bennett Rosenthal, Co-Founder and Senior Partner	2013	$1,800,000

(1)
Amounts relate to participation interests held by our NEOs in incentive fee income received by various Ares general partner or management entities, as further described under "Narrative Disclosure to Summary Compensation Table—Incentive Fees."

(2)
Represents actual cash distributions received by NEOs in respect of performance fee allocations.

(3)
Amounts relate to "carried interest" allocations to our NEOs from our funds, as further described under "Narrative Disclosure to Summary Compensation Table—Elements of Compensation—Carried Interest."

Narrative Disclosure to Summary Compensation Table

Certain Disclosure Information

        Pursuant to applicable accounting principles, for financial statement reporting purposes we historically have recorded payments in the nature of "salary" to our investment professionals, including our NEOs, as distributions in respect of their equity ownership interests and not as compensation expense. Accordingly, for purposes of the Summary Compensation Table, we have reflected payments in the nature of "salary" earned by our NEOs in fiscal year 2013 in the Salary column.

Elements of Compensation

        Base Salary.    In fiscal year 2013, our NEOs did not receive a base salary, but instead were permitted to draw advance distributions in respect of their equity ownership. Such draws are reported in the Salary column in the Summary Compensation Table above.

        Incentive Fees.    The general partners or managers of certain of our funds receive performance-based fees from our funds based on the applicable fund's performance each year. Our senior professionals may be awarded a percentage of such incentive fees. These incentive fees are determined based on the seniority of the senior professionals and the role of such professional in the applicable fund. Mr. Arougheti is the only NEO who received incentive fees in fiscal year 2013. These awards are made annually, are not subject to vesting and generally are forfeitable upon termination of employment in certain circumstances. The incentive fee participation interests held by our senior professionals also generally are subject to dilution. Incentive fees, if any, in respect of a particular fund are paid to the senior professional only when actually received by the general partner, manager or other Ares entity entitled to receive such incentive fees. In addition, the incentive fees in which our senior professionals are entitled to share do not include base management fees, administrative fees or other expense reimbursements received from our funds. Because the amount of incentive fees is dependent on meeting investment performance hurdles, our senior professionals' entitlement to a portion of such incentive fees fosters a strong alignment of their interests with the interests of our fund investors, thus ultimately benefitting our unitholders through the company's success as a whole.

        Carried Interest.    The general partners or affiliates of certain of our funds receive a preferred allocation of income and gains from our funds if specified returns are achieved, which allocation we refer to as "carried interest." Our senior professionals (including our NEOs) who work in these operations collectively own a majority of the carried interest. The percentage of carried interest owned by individual professionals varies and generally is subject to dilution for professionals owning a larger portion of the carried interest by fund. The percentage of carried interest is determined based on the seniority of the professional and the role of such professional in such fund. Ownership of carried interest by senior professionals may be subject to a range of vesting conditions, including requirements of continued employment, thus serving as an employment retention mechanism. Each of our NEOs received cash distributions attributable to carried interest in fiscal year 2013. Carried interest generally vests over a five year period. In addition, the general partners that receive allocations of carried interest generally are subject to "clawback" obligations, under which the general partners are required to return to the applicable fund distributions from carried interest in certain situations. Our senior professionals who receive allocations of carried interest are personally subject to this "clawback" obligation, pursuant to which they may be required to repay previous distributions. Because the amount of carried interest distributions is directly tied to the realized performance of the underlying fund, our senior professionals' direct ownership of carried interest fosters a strong alignment of their interests with the interests of our fund investors, thus ultimately benefitting our unitholders through our success as a whole.

        Restricted Units.    In connection with this offering, we expect that one or more of our NEOs will receive restricted units pursuant to our 2014 Equity Incentive Plan, each of which will vest over a service period, which ranges from      to       years.

Employment Agreements

        We have not generally entered into employment agreements with our executive officers. We have not yet determined whether we will have employment agreements after this offering.

Fair Competition Provisions

        Pursuant to the terms of APMC's governing documents, certain of our executive officers (including all of our NEOs) are subject to customary fair competition provisions during the term of employment and for the one-year period immediately following termination of employment due to voluntary retirement.

Outstanding Equity Awards at Fiscal-Year End 2013

        Our NEOs had no outstanding equity awards as of December 31, 2013.

Equity Incentive Plan

        The board of directors of our general partner has adopted the Ares Management, L.P. 2014 Equity Incentive Plan (the "Equity Incentive Plan") before the effective date of this offering. The following description of the Equity Incentive Plan is not complete and is qualified by reference to the full text of the Equity Incentive Plan, which will be filed as an exhibit to the registration statement. The Equity Incentive Plan will be a source of new equity-based awards permitting us to grant to our employees, directors of our general partner and consultants non-qualified options, unit appreciation rights, common units, restricted common units, deferred restricted common units, phantom restricted common units and other awards based on common units, to which we collectively refer as our "units."

        Administration.    The board of directors of our general partner will administer the Equity Incentive Plan. However, the board of directors of our general partner may delegate such authority, including to a committee or subcommittee of the board of directors. We refer to the board of directors of our general partner or the committee or subcommittee thereof to whom authority to administer the Equity Incentive Plan has been delegated, as the case may be, as the "Administrator." The Administrator will determine who will receive awards under the Equity Incentive Plan, as well as the form of the awards, the number of units underlying the awards and the terms and conditions of the awards consistent with the terms of the Equity Incentive Plan. The Administrator will have full authority to interpret and administer the Equity Incentive Plan, which determinations will be final and binding on all parties concerned.

        Units Subject to the Equity Incentive Plan.    The total number of our common units which are initially available for future grants under the Equity Incentive Plan is            . Beginning in 2014, the aggregate number of common units available for future grants under our Equity Incentive Plan will be increased on the first day of each fiscal year by the number of units equal to the positive difference, if any, of (a)         % of the aggregate number of common units outstanding on the last day of the immediately preceding fiscal year minus (b) the aggregate number of common units otherwise available for future grants under our Equity Incentive Plan as of such date (unless the Administrator of the Equity Incentive Plan should decide to increase the number of common units available for future grants under the plan by a lesser amount). Accordingly, on the first day of each such fiscal year, the aggregate number of common units available for future grants under our Equity Incentive Plan will "reload" to        % of the aggregate number of common units outstanding on the last day of the immediately preceding fiscal year. The units underlying any award granted under the Equity Incentive Plan that expire, terminate or are cancelled (other than in consideration of a payment) without being settled in units will again become available for awards under the Equity Incentive Plan.

        Options and Unit Appreciation Rights.    The Administrator may award non-qualified options under the Equity Incentive Plan. Options granted under the Equity Incentive Plan will become vested and exercisable at such times and upon such terms and conditions as may be determined by the Administrator at the time of grant, but an option will not be exercisable for a period of more than ten years after it is granted. To the extent permitted by the Administrator, the exercise price of an option may be paid in cash or its equivalent, in units having a fair market value equal to the aggregate option exercise price partly in cash and partly in units and satisfying such other requirements as may be imposed by the Administrator or through the delivery of irrevocable instructions to a broker to sell units obtained upon the exercise of the option and to deliver promptly to us an amount out of the proceeds of the sale equal to the aggregate option exercise price for the common units being purchased or through net settlement in units.

        The Administrator may grant unit appreciation rights. Each unit appreciation right shall entitle a participant upon exercise to an amount equal to (i) the excess of (A) the fair market value on the exercise date of one unit over (B) the exercise price per unit, multiplied by (ii) the number of units covered by the unit appreciation right. Payment will be made in units or cash, as determined by the Administrator.

        Other Equity-Based Awards.    The Administrator, in its sole discretion, may grant or sell units, restricted units, deferred restricted units, phantom restricted units and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair value of, our units. Any of these other equity-based awards may be in such form, and dependent on such conditions, as the Administrator determines, including without limitation the right to receive, or vest with respect to, one or more units (or the equivalent cash value of such units) upon the completion of a specified period of service, the occurrence of an event or the attainment of performance objectives. The Administrator may in its discretion determine whether other equity-based awards will be payable in cash, units or a combination of both cash and units.

        Adjustments Upon Certain Events.    In the event of any change in the outstanding units by reason of any unit distribution or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of units or other corporate exchange, or any distribution to holders of units other than regular cash dividends, or any transaction similar to the foregoing, the Administrator in its sole discretion and without liability to any person will make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number or kind of units or other securities issued or available for future grant under our Equity Incentive Plan or pursuant to outstanding awards, (ii) the option price or exercise price of any option or unit appreciation right or (iii) any other affected terms of such awards.

        Change in Control.    In the event of a change in control (as defined in the Equity Incentive Plan), the Equity Incentive Plan provides that the Administrator may, but shall not be obligated to (A) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an award, (B) cancel awards for fair value (which, in the case of options or unit appreciation rights, shall be equal to the excess, if any, of the fair market value of a unit at the time of such change in control over the corresponding exercise price of the option or unit appreciation right) or, if the fair market value of a unit at the time of such change in control is less than the exercise price of the option or unit appreciation right, then without payment, (C) provide for the issuance of substitute awards that substantially preserve the otherwise applicable terms of any affected award previously granted under the Equity Incentive Plan as determined by the Administrator in its sole discretion or (D) provide that, with respect to awards that are options or unit appreciation rights, for a period of at least 15 days prior to the change in control, such options and unit appreciation rights will be exercisable as to all units subject thereto and that upon the occurrence of the change in control, such options and unit appreciation rights will terminate.

        Transferability.    Unless otherwise determined by our Administrator, no award granted under the plan will be transferable or assignable by a participant in the plan, other than by will or by the laws of descent and distribution.

        Amendment, Termination and Term.    The Administrator may amend or terminate the Equity Incentive Plan, but no amendment or termination shall be made without the consent of a participant, if such action would materially diminish any of the rights of the participant under any award theretofore granted to such participant under the Equity Incentive Plan; provided, however, that the Administrator may amend the Equity Incentive Plan and/or any outstanding awards in such manner as it deems necessary to permit the Equity Incentive Plan and/or outstanding awards to satisfy applicable requirements of the Internal Revenue Code or other applicable laws. The Equity Incentive Plan will have a term of ten years.

IPO Awards Under the 2014 Equity Incentive Plan

        In connection with this offering, we have granted or will grant to our employees            restricted units and             phantom restricted units, which will vest over a service period of       years.

Vesting; Transfer Restrictions for Senior Professional Owners

        All of our senior professional owners are subject to transfer restrictions in respect of all Ares Operating Group Units and our common units held directly or indirectly by our senior professional owners following the Reorganization and Offering Transactions (or the common units that may be received in exchange for such Ares Operating Group Units). We refer to the Ares Operating Group Units issued as part of the Reorganization and Ares Management, L.P. common units received in exchange for such Ares Operating Group Units as "subject units."

        The subject units received by our senior professional owners are fully vested.

        Senior professional owners who hold subject units will generally be prohibited from transferring or exchanging any such units representing more than        % of their subject units prior to the                anniversary of this offering, more than        % of their subject units on or after the                anniversary of this offering and prior to the                 anniversary of this offering and more than        % of their subject units on or after the                anniversary of this offering and prior to the                 anniversary of this offering without our consent. However, sales may occur prior to such time pursuant to transactions or programs approved by our general partner.

        The transfer restrictions set forth above are generally applicable. There may be some different arrangements for some individuals in isolated instances, none of which are expected to be material.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Reorganization and Offering Transactions

        Prior to this offering we will undertake a number of transactions in connection with the Reorganization described in "Organizational Structure—Reorganization" pursuant to which our businesses will be reorganized into a holding partnership structure. Prior to this offering, we expect to make a cash distribution to our existing owners, a portion of which will relate to our previously undistributed earnings. See "Use of Proceeds" for information regarding the proceeds from this offering.

        Upon the consummation of this offering, Ares Management, L.P. will (i) loan a portion of the proceeds from this offering to its wholly owned subsidiary, AHI, which will then contribute such amount to Ares Holdings in exchange for            limited liability company interests of Ares Holdings, (ii) contribute a portion of the proceeds from this offering to Ares Domestic Holdings, Inc., which will then contribute such amount to Ares Domestic in exchange for            limited liability company interests of Ares Domestic, (iii) contribute a portion of the proceeds from this offering to Ares Offshore Holdings, Ltd., which will then contribute such amount to Ares Offshore in exchange for             limited partnership units of Ares Offshore, (iv) contribute a portion of the proceeds from this offering to Ares Investments in exchange for            limited liability company interests of Ares Investments and (v) contribute a portion of the proceeds from this offering to Ares Real Estate Holdings LLC, which will then contribute such amount to Ares Real Estate in exchange for            limited liability company interests of Ares Real Estate. The direct subsidiaries of Ares Management, L.P. may from time to time enter into intracompany lending arrangements with one another.

        Accordingly, Ares Management, L.P. will hold, either directly or through direct subsidiaries, a number of Ares Operating Group Units equal to the aggregate number of common units that Ares Management, L.P. has issued in connection with this offering. In connection with their acquisition of limited liability company interests and limited partnership units in the Ares Operating Group entities, Ares Management, L.P. and its direct subsidiaries will become the sole managing member and general partner, as applicable, of each of the Ares Operating Group entities. See "Organizational Structure—Offering Transactions."

        For more information about the tax treatment of Ares Management, L.P. and the Ares Operating Group, see "Material U.S. Federal Tax Considerations—United States Taxes—Taxation of Ares Management, L.P. and the Ares Operating Group,"

Our General Partner

        Our general partner will manage all of our operations and activities. For so long as, as determined on January 31 of each year, the Ares control condition is satisfied, the board of directors of our general partner will have no authority other than that which the member of our general partner, an entity owned and controlled by our senior members, choose to delegate to it. In the event that the Ares control condition is not satisfied, the board of directors of our general partner will be responsible for the oversight of our business and operations.

        Unlike the holders of common stock in a corporation, our common unitholders will have limited voting rights and will have no right to remove our general partner or, except in the limited circumstances described below, elect the directors of our general partner. Our common unitholders will have no right to elect the directors of our general partner unless the Ares control condition is not satisfied. For so long as the Ares control condition is satisfied, our general partner's board of directors will be elected in accordance with its limited liability company agreement, which provides that directors may be appointed and removed by the member of our general partner, an entity owned and controlled by our senior members. Immediately following this offering our senior members will collectively have        % of the voting power of Ares Management, L.P. limited partners, or        % if the underwriters exercise in full their

option to purchase additional common units. As a result, our common unitholders will have limited ability to influence decisions regarding our businesses. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Election of Directors of General Partner."

Tax Receivable Agreement

        The holders of Ares Operating Group Units, subject to the transfer restrictions applicable to such holders, may on a quarterly basis, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement), exchange their Ares Operating Group Units for our common units on a one-for-one basis. A holder of Ares Operating Group Units must exchange one Ares Operating Group Unit in each of the five Ares Operating Group entities to effect an exchange for a common unit of Ares Management, L.P. Ares Holdings (and any other entities as may be determined by our general partner) intends to have an election in effect under Section 754 of the Code for each taxable year in which an exchange of Ares Operating Group Units for common units occurs, which is expected to result in increases to the tax basis of the assets of the relevant Ares Operating Group entity at the time of an exchange of Ares Operating Group Units. The initial purchase and subsequent exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of the relevant Ares Operating Group entity that may reduce the amount of tax that certain of our subsidiaries, including AHI, which we refer to as, together with any successors thereto, the "corporate taxpayers," would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The IRS may challenge all or part of the tax basis increase and increased deductions, and a court could sustain such a challenge.

        We will enter into a tax receivable agreement with the TRA Recipients that will provide for the payment by the corporate taxpayers to the TRA Recipients of 85% of the amount of cash tax savings, if any, in U.S. federal, state, local and foreign income tax or franchise tax that the corporate taxpayers actually realize (or are deemed to realize in the case of an early termination payment by the corporate taxpayers or a change in control, as discussed below) as a result of increases in tax basis and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of the corporate taxpayers and not of the Ares Operating Group. The corporate taxpayers expect to benefit from the remaining 15% of cash tax savings, if any, in income tax they realize. For purposes of the tax receivable agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of the corporate taxpayers (calculated with certain assumptions) to the amount of such taxes that the corporate taxpayers would have been required to pay had there been no increase to the tax basis of the assets of the relevant Ares Operating Group entity as a result of the exchanges and had the corporate taxpayers not entered into the tax receivable agreement. A non-managing member or limited partner, as applicable, of an Ares Operating Group entity may also elect to exchange Ares Operating Group Units in a tax-free transaction where the non-managing member or limited partner is making a charitable contribution. In such a case, the exchange will not result in an increase in the tax basis of the assets of the relevant Ares Operating Group entity and no payments will be made under the tax receivable agreement.

        The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless the corporate taxpayers exercise their right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement (as described in more detail below) or the corporate taxpayers breach any of their material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if the corporate taxpayers had exercised their right to terminate the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, as the calculation depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

  •
  the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of the relevant Ares Operating Group entity at the time of each exchange;

  •
  the price of our common units at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of the Ares Operating Group, is proportional to the price of our common units at the time of the exchange;

  •
  the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available; and

  •
  the amount and timing of our income—the corporate taxpayers will be required to pay 85% of the cash tax savings as and when realized, if any.

        If the corporate taxpayers do not have taxable income, the corporate taxpayers are not required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no cash tax savings will have been actually realized. However, any cash tax savings that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes, even if in a later year, will result in payments under the tax receivables agreement.

        We expect that as a result of the size of the increases in the tax basis of the tangible and intangible assets of the relevant Ares Operating Group entity, the payments that we may make under the tax receivable agreement will be substantial. Future payments under the tax receivable agreement in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual cash tax savings realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax savings that the corporate taxpayers realize in respect of the tax attributes subject to the tax receivable agreement and/or distributions to the corporate taxpayers by the Ares Operating Group are not sufficient to permit the corporate taxpayers to make payments under the tax receivable agreement after they have paid taxes. The payments under the tax receivable agreement are not conditioned upon the TRA Recipients' continued ownership of us.

        In addition, the tax receivable agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, or if, at any time, the corporate taxpayers elect an early termination of the tax receivable agreement (with respect to all Ares Operating Group Units whether or not previously exchanged) would be calculated by reference to the value of all future payments that the TRA Recipients would have been entitled to receive under the tax receivable agreement using certain valuation assumptions, including that the corporate taxpayers would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and, in the case of an early termination election, that any Ares Operating Group Units that have not been exchanged are deemed exchanged for the market value of the common units at the time of termination.

        Furthermore, the corporate taxpayers may elect to terminate the tax receivable agreement early by making an immediate payment equal to the present value of the anticipated future cash tax savings. In determining such anticipated future cash tax savings, the tax receivable agreement includes several assumptions, including (1) that any Ares Operating Group Units that have not been exchanged are deemed exchanged for the market value of the common units at the time of termination, (2) the corporate taxpayers will have sufficient taxable income in each future taxable year to fully realize all potential tax savings, (3) the tax rates for future years will be those specified in the law as in effect at the time of termination and (4) certain non-amortizable assets are deemed disposed of within specified time periods. Assuming that the market value of a common unit was to be equal to the initial public offering price per common unit in this offering and that LIBOR were to be        %, we estimate that the aggregate amount of these termination payments would be approximately $             million if the corporate taxpayers were to exercise their termination right immediately following this offering.

        As a result of the change in control provisions and the early termination right, the corporate taxpayers could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual cash tax savings that the corporate taxpayers realize in respect of the tax attributes subject to the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

        Decisions made by our senior members in the course of running our businesses may influence the timing and amount of payments that are received by a TRA Recipient under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase the tax liability of a TRA Recipient without giving rise to any rights of such holder to receive payments under the tax receivable agreement.

        Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, the corporate taxpayers will not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the corporate taxpayers' cash tax savings.

        In the event that Ares Management, L.P. or any of its direct subsidiaries become taxable as a corporation for U.S. federal income tax purposes, these entities will also be obligated to make payments under the tax receivable agreement on the same basis and to the same extent as the corporate taxpayers.

Registration Rights Agreement

        APMC and the Strategic Investors and certain of their respective affiliates currently have registration rights pursuant to an Investor Rights Agreement with Ares Holdings and Ares Investments. In connection with this offering, we will enter into a registration rights agreement, which will supersede the Investor Rights Agreement and will grant APMC, the Strategic Investors and certain of their respective affiliates the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act common units delivered in exchange for Ares Operating Group Units or common units of Ares Management, L.P. otherwise held by them. In addition, we may be required to make available shelf registration statements permitting sales of common units into the market from time to time over an extended period. Lastly, the parties to this registration rights agreement will have the ability to exercise certain piggyback registration rights in respect of common units held by them in connection with registered offerings requested by other registration rights holders or initiated by us.

Ares Operating Group Governing Agreements

        Following the Reorganization and the Offering Transactions, Ares Management, L.P. will be a holding partnership and, through direct subsidiaries, will control and hold equity interests in Ares Holdings, Ares Domestic, Ares Offshore, Ares Investments and Ares Real Estate, which we refer to collectively as the "Ares Operating Group." Ares Management, L.P., either directly or through direct subsidiaries, will be the sole managing member or general partner, as applicable, of each of the Ares Operating Group entities. Accordingly, Ares Management, L.P. will operate and control all of the business and affairs of the Ares

Operating Group and, through the Ares Operating Group entities and their operating entity subsidiaries, conduct our businesses. Through the Ares Operating Group Managing Entities, Ares Management, L.P. will have unilateral control over all of the affairs and decision making of the Ares Operating Group. Furthermore, the Ares Operating Group Managing Entities cannot be removed as the sole managing member or general partner, as applicable, of the Ares Operating Group entities without the approval of Ares Management, L.P. Because our general partner will operate and control the business of Ares Management, L.P., the board of directors and officers of our general partner will accordingly be responsible for all operational and administrative decisions of the Ares Operating Group and the day-to-day management of the Ares Operating Group's businesses.

        Pursuant to the governing agreements of the Ares Operating Group entities, the Ares Operating Group Managing Entities have the right to determine when distributions will be made to the members and partners of the Ares Operating Group entities and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the members and partners of the Ares Operating Group entities pro rata in accordance with the percentages of their respective limited liability company interests or limited partnership units, as applicable.

        Each of the Ares Operating Group entities will have an identical number of limited liability company interests or limited partnership units, as applicable, outstanding. We use the term "Ares Operating Group Unit" to refer, collectively, to a limited liability company interest or limited partnership unit in each of the Ares Operating Group entities. The holders of limited liability company interests and limited partnership units in the Ares Operating Group entities, including Ares Management, L.P.'s direct subsidiaries, will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of the Ares Operating Group. Net profits and net losses of the Ares Operating Group generally entities will be allocated to their members and partners (including Ares Management, L.P.'s direct subsidiaries), pro rata in accordance with the percentages of their respective limited liability company interests or limited partnership units, as applicable. The governing agreements of the Ares Operating Group entities will provide for cash distributions, which we refer to as "tax distributions," to the members and partners of such entities if the direct subsidiaries of Ares Management, L.P. which are the managing members and general partner, as applicable, of Ares Holdings, Ares Domestic, Ares Offshore, Ares Real Estate, and Ares Management, L.P. directly in the case of Ares Investments, determine that the taxable income of the relevant limited liability company or limited partnership gives rise to taxable income for its members or partners, as applicable. Generally, these tax distributions will be computed based on our estimate of the net taxable income of the relevant entity multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in Los Angeles, California or New York, New York (assuming all of our taxable income is ordinary in character and that certain expenses are non-deductible). If we had effected the Reorganization on January 1, 2013, the assumed effective tax rate for 2013 would have been approximately 53%. The Ares Operating Group will make tax distributions only to the extent distributions from such entities for the relevant year were otherwise insufficient to cover such tax liabilities.

        Our existing owners received Ares Operating Group Units in the Reorganization in exchange for the contribution of their equity interests in our operating subsidiaries to the Ares Operating Group. Subject to any applicable transfer restrictions, these limited liability company interests and limited partnership units may be exchanged for our common units as described under "—Exchange Agreement" below. (See "Compensation of Our Directors and Executive Officers—Vesting; Transfer Restrictions for Senior Professional Owners" for a discussion of the transfer restrictions applicable to the Ares Operating Group Units.)

        The governing agreements of the Ares Operating Group entities contain non-solicitation provisions that provide that during the term of his or her employment and generally for a period of one year after the effective date of his or her withdrawal, resignation or expulsion, each senior professional owner shall not, directly or indirectly, whether alone or in concert with other persons, solicit any person employed by us or our affiliates to abandon such employment, hire any person who is, or within the prior year was, employed by us or solicit any Ares fund investor for the purpose of obtaining funds or inducing such fund investor to make an investment which is sponsored or promoted by such person.

        The governing agreements of the Ares Operating Group entities also provide that substantially all of our expenses, including substantially all expenses solely incurred by or attributable to Ares Management, L.P. such as expenses incurred in connection with this offering but not including obligations incurred under the tax receivable agreement by Ares Management, L.P. or its direct subsidiaries, income tax expenses of Ares Management, L.P. or its direct subsidiaries and payments on indebtedness incurred by Ares Management, L.P. or its direct subsidiaries, will be borne by the Ares Operating Group.

Exchange Agreement

        Prior to this offering we will enter into an exchange agreement with the holders of Ares Operating Group Units providing that such holders, subject to any applicable transfer restrictions, may up to four times each year from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement) exchange their Ares Operating Group Units for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. A holder of Ares Operating Group Units must exchange one Ares Operating Group Unit in each of the five Ares Operating Group entities to effect an exchange for a common unit of Ares Management, L.P. Ares Management, L.P. will hold, directly or through direct subsidiaries, a number of Ares Operating Group Units equal to the number of common units that Ares Management, L.P. has issued. As a holder exchanges its Ares Operating Group Units, Ares Management, L.P.'s direct or indirect interest in the Ares Operating Group will be correspondingly increased. Our common units received upon such an exchange would be subject to all restrictions, if any, applicable to the exchanged Ares Operating Group Units, including transfer restrictions.

Firm Use of Our Senior Members' Private Aircraft

        In the normal course of business, our personnel have made use of aircraft owned by entities controlled by            and             .            and            paid for their purchases of the aircraft and bear all operating, personnel and maintenance costs associated with their operation for personal use. Payment by us for the business use of these aircraft by            and            and other of our personnel is made at market rates, which totaled $            , $            and $            during 2012, 2011 and 2010, respectively, for            , and $            , $            and $            during 2012, 2011 and 2010, respectively, for             . We also paid $            , $            $            during 2012, 2011 and 2010, respectively, to a manager for            's airplane for services and supplies relating to flight operations and paid $            , $            $            during 2012, 2011 and 2010, respectively, to a manager for            's airplane for services and supplies relating to flight operations.

Co-Investments and Other Investment Transactions

        Our senior professionals have the opportunity to invest their own capital alongside certain of our funds' limited partners in a particular fund. Co-investments are investments in a fund on the same terms and conditions as fund investors, except that generally these co-investments are not subject to management fees or carried interest. These investment opportunities are available to our senior professionals and for other professionals associated with the activities of such fund whom we have determined to have a status that reasonably permits us to offer them these types of investments in compliance with applicable laws. See "Business—Capital Invested In and Through Our Funds."

Statement of Policy Regarding Transactions with Related Persons

        Prior to the completion of this offering, the board of directors of our general partner will adopt a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to the Chief Legal Officer of our general partner any "related person transaction" (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The Chief Legal Officer will then promptly communicate that information to the board of directors of our general partner. No related person transaction will be executed without the approval or ratification of the board of directors of our general partner or any committee of the board of directors consisting exclusively of disinterested directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest.

Indemnification

        Our partnership agreement will provide that in most circumstances we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts on an after tax basis: our general partner, any departing general partner, any person who is or was a tax matters partner, officer or director of our general partner or any departing general partner, any officer or director of our general partner or any departing general partner who is or was serving at the request of our general partner or any departing general partner as an officer, director, employee, member, partner, tax matters partner, agent, fiduciary or trustee of another person, any person who is named in this registration statement as being or about to become a director or a person performing similar functions of our general partner and any person our general partner in its sole discretion designates as an "indemnitee" for purposes of our partnership agreement. We will agree to provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We will also agree to provide this indemnification for criminal proceedings. Any indemnification under these provisions will only be out of our assets. The general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

PRINCIPAL UNITHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common units and Ares Operating Group Units that are convertible into our common units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Ares Management, L.P., (2) each of the directors and named executive officers of our general partner and (3) all directors and executive officers of our general partner as a group. As described under "Material Provisions of the Ares Management, L.P. Partnership Agreement," we are managed by our general partner, Ares Management GP LLC, and the limited partners of Ares Management, L.P. do not presently have the right to elect or remove our general partner or its directors. Accordingly, we do not believe the common units are "voting securities" as such term is defined in Rule 12b-2 under the Exchange Act.

        The number of common units and Ares Operating Group Units outstanding and percentage of beneficial ownership prior to the consummation of this offering is based on the number of our common units and Ares Operating Group Units issued and outstanding immediately prior to the consummation this offering after giving effect to the Reorganization. The number of common units and Ares Operating Group Units and percentage of beneficial ownership after this offering is based on common units the Ares Operating Group Units to be issued and outstanding immediately after the consummation of this offering. Beneficial ownership reflected in the table below includes the total units held by the individual and his or her personal planning vehicles.

        Beneficial ownership is determined in accordance with the rules of the Commission. The address of each beneficial owner set forth below is c/o Ares Management, L.P., 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

	Common Units Beneficially Owned(1)(2)							Ares Operating Group Units Beneficially Owned(1)(2)
Name of Beneficial Owner	Number	% Prior to the Offering Transactions		% After the Offering Transactions Assuming the Underwriters' Option is Not Exercised		% After the Offering Transactions Assuming the Underwriters' Option is Exercised in Full		Number	% Prior to the Offering Transactions		% After the Offering Transactions Assuming the Underwriters' Option is Not		% After the Offering Transactions Assuming the Underwriters' Option is Exercised in Full
5% or More Stockholder:
			%		%		%			%		%		%
Directors and Executive Officers:
Michael J. Arougheti			%		%		%			%		%		%
David B. Kaplan			%		%		%			%		%		%
John H. Kissick			%		%		%			%		%		%
Antony P. Ressler			%		%		%			%		%		%
Bennett Rosenthal			%		%		%			%		%		%
Daniel F. Nguyen			%		%		%			%		%		%
Michael D. Weiner			%		%		%			%		%		%
			%		%		%			%		%		%
			%		%		%			%		%		%
			%		%		%			%		%		%
All directors and executive officers as a group (persons)			%		%		%			%		%		%

(1)
Subject to certain requirements and restrictions, the Ares Operating Group Units are exchangeable for common units of Ares Management, L.P. on a one-for-one basis (subject to the terms of the exchange agreement). See "Certain Relationships and Related Party Transactions—Exchange Agreement." Beneficial ownership of Ares Operating Group Units reflected in this table is presented separately from the beneficial ownership of the common units of Ares Management, L.P. for which such Ares Operating Group Units may be exchanged.

(2)
Ares Partners LLC, an entity wholly owned by Ares Partners Holdco LLC, which is in turn owned and controlled by our senior members, will hold a special voting unit in Ares Management, L.P. that will entitle it, on those few matters that may be submitted for a vote of our common unitholders, to a number of votes that is equal to the aggregate number of vested and unvested Ares Operating Group Units held directly or indirectly by the non-managing members and limited partners of the Ares Operating Group entities that do not directly hold a special voting unit. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Withdrawal or Removal of the General Partner," "—Meetings; Voting" and "—Election of Directors of General Partner."

PRICING SENSITIVITY ANALYSIS

        Throughout this prospectus we provide information assuming that the initial public offering price per common unit in this offering is $            , which is the midpoint of the price range indicated on the front cover of this prospectus. However, some of this information will be affected if the initial public offering price per common unit in this offering is different from the midpoint of the price range. The following table presents how some of the information set forth in this prospectus would be affected by an initial public offering price per common unit at the low-, mid- and high-points of the price range indicated on the front cover of this prospectus, assuming that the underwriters' option to purchase additional common units is not exercised.

Initial Offering Price per Common Unit
	$		$		$
(Dollars in millions, except per unit data)
Outstanding Equity Following the Offering Transactions
Number of common units offered in this offering
Common units outstanding after the Offering Transactions
Number of Ares Operating Group Units held by direct subsidiaries of Ares Management, L.P. after this offering
Ares Operating Group Units held by our senior professional owners after the Offering Transactions
Vested
Unvested
Total

Common units outstanding after the Offering Transactions if all outstanding Ares Operating Group Units (other than those held by direct subsidiaries of Ares Management, L.P.) were exchange for newly issued common units on a one-for-one basis

Ares Operating Group Equity Ownership Percentages Following the Offering Transactions
Percentage held by direct subsidiaries of Ares Management, L.P.		%		%		%
Percentage held by our senior professional owners		%		%		%
Total		%		%		%
Limited Partner Voting Power of Ares Management, L.P. Following the Offering Transactions
Percentage held by investors in this offering		%		%		%
Percentage held by senior professional owners		%		%		%
Total		%		%		%
Use of Proceeds
Proceeds from offering, net of underwriting discounts	$		$		$
Estimated offering expenses to be borne by Ares Operating Group
Remaining proceeds to Ares Operating Group	$		$		$
Pro Forma Cash and Cash Equivalents and Capitalization of Ares Management, L.P.
Cash and cash equivalents	$		$
Cash and cash equivalents held at Consolidated Funds	$		$
Loans payable
Loans payable to Consolidated Funds
Redeemable non-controlling interest in consolidated entities
Total members' equity
Equity appropriated for Consolidated Funds
Non-controlling interest in consolidated entities
Total capitalization	$		$		$
Dilution
Pro forma net tangible book value per common unit after the offering	$		$		$
Dilution in pro forma net tangible book value per common units to investors in this offering	$		$		$

        In addition, throughout this prospectus we provide information assuming that the underwriters' option to purchase an additional                         common units from us is not exercised. However, some of this information will be affected if the underwriters' option to purchase additional common units is exercised. The following table presents how some of the information set forth in this prospectus would be affected if the underwriters exercise in full their option to purchase additional common units where the initial public offering price per common unit is at the low-, mid- and high-points of the price range indicated on the front cover of this prospectus.

Initial Offering Price per Common Unit
	$		$		$
(Dollars in millions, except per unit data)
Outstanding Equity Following the Offering Transactions
Number of common units offered in this offering
Common units outstanding after the Offering Transactions
Number of Ares Operating Group Units held by direct subsidiaries of Ares Management, L.P. after this offering
Ares Operating Group Units held by our senior professional owners after the Offering Transactions
Vested
Unvested
Total

Common units outstanding after the Offering Transactions if all outstanding Ares Operating Group Units (other than those held by direct subsidiaries of Ares Management, L.P.) were exchange for newly issued common units on a one-for-one basis

Ares Operating Group Equity Ownership Percentages Following the Offering Transactions
Percentage held by direct subsidiaries of Ares Management, L.P.		%		%		%
Percentage held by our senior professional owners		%		%		%
Total		%		%		%
Limited Partner Voting Power of Ares Management, L.P. Following the Offering Transactions
Percentage held by investors in this offering		%		%		%
Percentage held by senior professional owners		%		%		%
Total		%		%		%
Use of Proceeds
Proceeds from offering, net of underwriting discounts	$		$		$
Estimated offering expenses to be borne by Ares Operating Group
Remaining proceeds to Ares Operating Group	$		$		$
Pro Forma Cash and Cash Equivalents and Capitalization of Ares Management, L.P.
Cash and cash equivalents	$		$
Cash and cash equivalents held at Consolidated Funds	$		$
Loans payable
Loans payable to Consolidated Funds
Redeemable non-controlling interest in consolidated entities
Total members' equity
Equity appropriated for Consolidated Funds
Non-controlling interest in consolidated entities
Total capitalization	$		$		$
Dilution
Pro forma net tangible book value per common unit after the offering	$		$		$
Dilution in pro forma net tangible book value per common units to investors in this offering	$		$		$

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interests

        Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner or its affiliates (including each party's respective owners) on the one hand, and us, our subsidiaries or our common unitholders, on the other hand.

        Whenever a potential conflict arises between our general partner or its affiliates, on the one hand, and us, our subsidiaries or our common unitholders, on the other hand, our general partner will resolve that conflict. Our partnership agreement will contain provisions that reduce and eliminate our general partner's duties (including fiduciary duties) to the common unitholders. Our partnership agreement will also restrict the remedies available to common unitholders for actions taken that without those limitations might constitute breaches of duty (including fiduciary duties).

        Our partnership agreement will provide that our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our common unitholders if the resolution of the conflict is:

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  approved by the conflicts committee, although our general partner is not obligated to seek such approval;

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  approved by the vote of a majority of the voting power of our voting units, excluding any voting units owned by our general partner and any of its affiliates, although our general partner is not obligated to seek such approval;

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  on terms which are, in the aggregate, no less favorable to us than those generally being provided to or available from unrelated third parties; or

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  fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

        Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee or the holders of our voting units. If our general partner does not seek approval from the conflicts committee or the holders of our voting units and our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that in making its decision our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us or any other person bound by our partnership agreement, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. Our partnership agreement will provide that our general partner will be conclusively presumed to be acting in good faith if our general partner subjectively believes that the decision made or not made is in the best interests of the partnership.

        The standards set forth in the four bullet points above establish the procedures by which conflict of interest situations are to be resolved pursuant to our partnership agreement. These procedures benefit our general partner by providing our general partner with significant flexibility with respect to its ability to make decisions and pursue actions involving conflicts of interest. Given the significant flexibility afforded our general partner to resolve conflicts of interest—including that our general partner has the right to determine not to seek the approval of our common unitholders with respect to the resolution of such conflicts—our general partner may resolve conflicts of interest pursuant to our partnership agreement in a manner that our common unitholders may not believe to be in their or in our best interests. Neither our common unitholders nor we will have any recourse against our general partner if our general partner satisfies one of the standards described in the four bullet points above.

        In addition to the provisions relating to conflicts of interest, our partnership agreement will contain provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or otherwise applicable law. For example, our partnership agreement will provide that when our general partner, in its capacity as our general partner, is permitted to or required to make a decision in its "sole discretion" or "discretion" or that it deems "necessary or appropriate" or "necessary or advisable," then our general partner will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our common unitholders and will not be subject to any different standards imposed by our partnership agreement, the Delaware Limited Partnership Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law. Hence, we and our common unitholders will only have recourse and be able to seek remedies against our general partner if our general partner breaches its obligations pursuant to our partnership agreement, even if our general partner were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our partnership agreement, our partnership agreement will provide that our general partner and its officers and directors will not be liable to us or our common unitholders for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct. These modifications are detrimental to our common unitholders because they restrict the remedies available to our common unitholders for actions that without those limitations might constitute breaches of duty (including fiduciary duty).

Potential Conflicts

        Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash flow from operations available for distribution to our common unitholders.

        The amount of cash flow from operations that is available for distribution to our common unitholders is affected by decisions of our general partner regarding such matters as:

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  the amount and timing of cash expenditures, including those relating to compensation;

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  the amount and timing of investments and dispositions;

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  levels of indebtedness;

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  tax matters;

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  levels of reserves; and

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  issuances of additional partnership securities.

        In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our common unitholders. Our partnership agreement will provide that we and our subsidiaries may borrow funds from our general partner and its affiliates on terms that are fair and reasonable to us. We expect that under our partnership agreement, those borrowings will be deemed to be fair and reasonable if: (1) they are approved in accordance with the terms of the partnership agreement; (2) the terms are no less favorable to us than those generally being provided to or available from unrelated third parties or (3) the terms are fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to us).

We will reimburse our general partner and its affiliates for expenses.

        We will reimburse our general partner and its affiliates for all costs incurred in managing and operating us, and our partnership agreement will provide that our general partner will determine the expenses that are allocable to us. For example, we do not elect, appoint or employ any directors, officers or other employees. All of those persons are elected, appointed or employed by our general partner on our behalf, and accordingly we will reimburse our general partner for the costs and expenses associated with retaining and employing such directors, officers and other employees.

Our general partner intends to limit its liability regarding our obligations.

        Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner, its assets or its owners. Our partnership agreement will provide that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. The limitation on our general partner's liability does not constitute a waiver of compliance with U.S. federal securities laws that would be void under Section 14 of the Securities Act.

Our common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

        Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to our common unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

        Our partnership agreement will allow our general partner to determine in its sole discretion any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us on the one hand, and our general partner and its affiliates on the other, are or will be the result of arm's-length negotiations.

        Our general partner will determine the terms of any of these transactions entered into after this offering on terms that it considers are fair and reasonable to us.

        Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our common units are subject to our general partner's limited call right.

        Our general partner may exercise its right to call and purchase common units as will be provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Limited Call Right."

We may choose not to retain separate counsel for ourselves or for the holders of common units.

        Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the conflicts committee, and may perform services for our general partner and its affiliates. We are not required to retain separate counsel for ourselves or our common unitholders in the event of a conflict of interest between our general partner and its affiliates on the one hand, and us or our common unitholders on the other.

Our general partner's affiliates may compete with us.

        Our partnership agreement will provide that our general partner will be restricted from engaging in any business activities other than activities incidental to its ownership of interests in us. Our partnership agreement will not prohibit affiliates of our general partner, including its owners, from engaging in other businesses or activities, including those that might compete directly with us.

Certain of our subsidiaries have obligations to investors in our funds and may have obligations to other third parties that may conflict with your interests.

        Our subsidiaries that serve as the general partners of our funds have fiduciary and contractual obligations to the investors in those funds and some of our subsidiaries may have contractual duties to other third parties. As a result, we expect to regularly take actions with respect to the allocation of investments among our funds (including funds that have different fee structures), the purchase or sale of investments in our funds, the structuring of investment transactions for those funds, the advice we provide or otherwise that comply with these fiduciary and contractual obligations. In addition, directors and officers of our general partner and our personnel have made personal investments in a variety of our funds, which may result in conflicts of interest among investors in our funds or our common unitholders regarding investment decisions for these funds. Some of these actions might at the same time adversely affect our near-term results of operations or cash flow.

Tax considerations of our senior professional owners may conflict with your interests.

        Because our senior professional owners hold their Ares Operating Group Units directly or through entities that are not subject to corporate income taxation and Ares Management, L.P. holds Ares Operating Group Units directly or through direct subsidiaries, at least one of which is subject to taxation as a corporation in the United States, conflicts may arise between our senior professional owners and Ares Management, L.P. relating to the selection and structuring of investments. Our common unitholders will be deemed to expressly acknowledge that our general partner is under no obligation to consider the separate interests of our common unitholders (including among other things the tax consequences to our common unitholders) in deciding whether to cause us to take (or decline to take) any actions.

Fiduciary Duties

        Duties owed to our common unitholders by our general partner are prescribed by law and will be prescribed in our partnership agreement. The Delaware Limited Partnership Act provides that Delaware limited partnerships may in their partnership agreements expand, restrict or eliminate the duties (including fiduciary duties) otherwise owed by a general partner to limited partners and the partnership.

        Our partnership agreement will contain provisions that eliminate the fiduciary duties that otherwise would be owed by our general partner to our common unitholders and the partnership at law or in equity. Accordingly, our general partner will only be subject to the contractual duties set forth in our partnership agreement and to the implied contractual covenant of good faith and fair dealing. We will adopt these modifications to allow our general partner and its affiliates to engage in transactions with us that might otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests and the interests of the common unitholders when resolving conflicts of interest. Without these modifications, the general partner's ability to make decisions involving conflicts of interest would be restricted. These modifications are detrimental to the common unitholders because they restrict the remedies available to common unitholders for actions that without those limitations might constitute breaches of duty (including a fiduciary duty), as described below, and they permit our general partner to take into account its own interests and the interests of third parties in addition to our interests and the interests of the common unitholders when resolving conflicts of interest.

        The following is a summary of the duties owed by our general partner to the limited partners under our partnership agreement as compared to the default fiduciary duty standards that otherwise would be owed by our general partner to the limited partners at law or in equity:

State Law Fiduciary Duty Standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. In the absence of a provision in a partnership agreement providing otherwise, the duty of care would generally require a general partner to inform itself prior to making a business decision of all material information reasonably available to it. In the absence of a provision in a partnership agreement providing otherwise, the duty of loyalty would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction that is not fair to and in the best interests of the partnership where a conflict of interest is present.
Partnership Agreement Modified Standards

General.    Our partnership agreement will contain provisions that waive duties of or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement will provide that when our general partner, in its capacity as our general partner, is permitted to or required to make a decision in its "sole discretion" or pursuant to any provision of our partnership agreement not subject to an express standard of "good faith" then our general partner will not be subject to any fiduciary duty and will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any factors affecting us or any limited partners, including our common unitholders, and will not be subject to any different standards imposed by the partnership agreement or otherwise existing at law, in equity or otherwise. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the common unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement will further provide that our general partner and its officers and directors will not be liable to us, our limited partners, including our common unitholders, or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Special Provisions Regarding Affiliated Transactions.    Our partnership agreement generally will provide that affiliated transactions and resolutions of conflicts of interest not involving a vote of holders of voting units (excluding voting units owned by the general partner and its affiliates) and that are not approved by the conflicts committee of the board of directors of our general partner will conclusively be deemed approved by the partnership and all partners, and will not constitute a breach of our partnership agreement or of any duty (including any fiduciary duty) existing at law, in equity or otherwise, unless our general partner subjectively believes that the resolution or course of action in respect of such conflict of interest is opposed to the best interests of the partnership.

In any proceeding brought by or on behalf of any limited partner, including our common unitholders, or our partnership or any other person bound by our partnership agreement, the person bringing or prosecuting such proceeding will have the burden of proving that the general partner subjectively believed that such resolution or course of action was opposed to the best interests of the partnership. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and Remedies of Common Unitholders Restricted by Modified Standards

The Delaware Limited Partnership Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

        By holding our common units, each common unitholder will automatically agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Limited Partnership Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a common unitholder to sign our partnership agreement will not render our partnership agreement unenforceable against that person.

        We have agreed to indemnify our general partner, any departing general partner, any person who is or was a tax matters partner, officer or director of our general partner or any departing general partner, any officer or directors of our general partner or any departing general partner who is or was serving at the request of our general partner as an officer, director, employee, member, partner, tax matters partner, agent, fiduciary or trustee of another person, any person who is named in the registration statement of which this prospectus forms a part as being or about to become a director of our general partner, or any person designated by our general partner, against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts incurred by our general partner or these other persons on an after tax basis. We have agreed to provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We have also agreed to provide this indemnification for criminal proceedings. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission such indemnification is contrary to public policy and therefore unenforceable. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Indemnification."

DESCRIPTION OF COMMON UNITS

Common Units

        Our common units represent limited partner interests in Ares Management, L.P. The holders of our common units are entitled to participate in our distributions and exercise the rights or privileges that will be available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of our common units in and to our distributions, see "Cash Distribution Policy." For a description of the rights and privileges of limited partners that will be available under our partnership agreement, including voting rights, see "Material Provisions of Ares Management, L.P. Partnership Agreement."

        Unless our general partner determines otherwise, we will issue all our common units in uncertificated form.

Restrictions on Ownership and Transfer

        Our general partner has determined that structuring one of our direct subsidiaries, Ares Real Estate Holdings LLC, as a REIT will reduce the administrative burden of filing certain tax returns in certain states in which we hold real property interests and may otherwise enhance our tax position by minimizing to the extent possible the imposition of corporate-level taxes. For Ares Real Estate Holdings LLC to qualify as a REIT, we cannot be "closely held" under Code Section 856(h); that is, five or fewer individuals (as specially defined in the Code to include specified private foundations, employee benefit plans and trusts and charitable trusts and subject to certain constructive ownership rules) may not own, directly or indirectly, more than 50% in value of our outstanding common units during the last half of a taxable year, other than Ares Real Estate Holdings LLC's first REIT taxable year.

        We may prohibit certain acquisitions and transfers of common units so as to ensure Ares Real Estate Holdings LLC's initial and continued qualification as a REIT under the Code. However, there can be no assurance that this prohibition will be effective. Because we believe it is essential for Ares Real Estate Holdings LLC to qualify as a REIT, and, once qualified, to continue to qualify, among other purposes, our partnership agreement provides (subject to certain exceptions) that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than        % (in value or number of common units, whichever is more restrictive) of our outstanding common units.

        Our general partner, in its sole discretion, may waive this ownership limit (prospectively or retroactively) if evidence satisfactory to it, including certain representations and undertakings required by our partnership agreement, is presented that such ownership will not then or in the future jeopardize Ares Real Estate Holdings LLC's status as a REIT. Also, these restrictions on transferability and ownership will not apply if our general partner determines that it is no longer in Ares Real Estate Holdings LLC's best interests to continue to qualify as a REIT or that compliance with such restrictions is no longer required for Ares Real Estate Holdings LLC to qualify as a REIT.

        Our general partner is expected to establish an excepted holder limit for existing owners who would otherwise exceed the ownership limit.

        In the case of any attempted transfer of our common units which, if effective, would result in a violation of this ownership limitation, then the number of common units causing the violation (rounded up to the nearest whole unit) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the common units. To avoid confusion, these common units so transferred to a beneficial trust will be referred to in this prospectus as "Excess Units." Excess Units will remain issued and outstanding common units and will be entitled to the same rights and privileges as all other common units. The trustee of the beneficial trust, as holder of the Excess Units, will be entitled to receive all distributions authorized by our general partner on such common units for the benefit of the charitable beneficiary. Our partnership agreement further entitles the trustee of the beneficial trust to vote all Excess Units. If a transfer to the trust would be ineffective for any reason to prevent a violation of any of the ownership limitation, the transfer resulting in such violation will be void from the time of such purported transfer.

        The trustee of the beneficial trust will select a transferee to whom the Excess Units may be sold as long as such sale does not violate the        % ownership limit. Upon sale of the Excess Units, the intended transferee (the transferee of the Excess Units whose ownership would have violated the        % ownership limit) will receive from the trustee of the beneficial trust the lesser of such sale proceeds, or the price per common unit the intended transferee paid for the Excess Units (or, in the case of a gift or devise to the intended transferee, the price per common unit equal to the market value per common unit on the date of the transfer to the intended transferee). The trustee may reduce the amount payable to the intended transferee by the amount of distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee.

        In addition, we have the right to purchase any Excess Units at the lesser of (a) the price per common unit paid in the transfer that created the Excess Units (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (b) the market price on the date we, or our designee, exercise such right. We may reduce the amount payable to the intended transferee by the amount of distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. We will have the right to purchase the Excess Units until the trustee has sold the common units. Upon a sale to us, the interest of the charitable beneficiary in the common units sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.

        Any person who (a) acquires or attempts or intends to acquire common units in violation of the foregoing ownership limitation, or (b) would have owned common units that resulted in a transfer to a charitable trust, is required to give us immediate written notice or, in the case of a proposed or intended transaction, 15 days' written notice. In both cases, such persons must provide to us such other information as we may request to determine the effect, if any, of such transfer on Ares Real Estate Holdings LLC's status as a REIT. The foregoing restrictions will continue to apply until our general partner determines it is no longer in our best interest to continue to qualify as a REIT.

        The        % ownership limit does not apply to the underwriters in a public offering of common units. Any person who owns more than 5% of our outstanding common units during any taxable year will be asked to deliver a statement or affidavit setting forth the name and address of such owner, the number of common units beneficially owned, directly or indirectly, and a description of the manner in which such common units are held. Each such person also must provide us with such additional information as we may request to determine the effect of such ownership on Ares Real Estate Holdings LLC's status as a REIT and to ensure compliance with the        % ownership limit.

Transfer of Common Units

        By acceptance of the transfer of our common units in accordance with our partnership agreement, each transferee of our common units will be admitted as a common unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our common units:

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  represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

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  will become bound by the terms of, and will be deemed to have agreed to be bound by, our partnership agreement; and

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  gives the consents, approvals, acknowledgements and waivers that will be set forth in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

        A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

        Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

        Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. A beneficial holder's rights are limited solely to those that it has against the record holder as a result of any agreement between the beneficial owner and the record holder.

Listing

        We intend to apply for our common units to be listed on                        upon the effectiveness of our registration statement.

Transfer Agent and Registrar

                      will serve as registrar and transfer agent for our common units. You may contact the registrar and transfer agent at                         .

MATERIAL PROVISIONS OF ARES MANAGEMENT, L.P.
PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of the Amended and Restated Agreement of Limited Partnership of Ares Management, L.P. The Amended and Restated Agreement of Limited Partnership of Ares Management, L.P. as it will be in effect at the time of this offering, which is referred to in this prospectus as our partnership agreement, is included in this prospectus as Appendix A, and the following summary is qualified by reference thereto. For additional information, you should read our limited partnership agreement included in Appendix A to this prospectus, "Risks Related to Our Common Units and this Offering," "Description of Common Units—Transfer of Common Units" and "Material U.S. Federal Tax Considerations."

 General Partner

        Our general partner, Ares Management GP LLC, will manage all of our operations and activities. Our general partner is authorized in general to perform all acts that it determines to be necessary or appropriate to carry out our purposes and to conduct our businesses. Our partnership agreement will provide that our general partner, in managing our operations and activities, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any limited partners, and will not be subject to any different standards imposed by our partnership agreement, any other agreement contemplated by our partnership agreement, under the Delaware Limited Partnership Act or under any other law, rule or regulation or in equity. Ares Management GP LLC is wholly owned by Ares Partners Holdco LLC, an entity owned and controlled by our senior members. See "Management—Composition of the Board of Directors after this Offering." Our common unitholders have limited voting rights on matters affecting our businesses and, therefore, have limited ability to influence management's decisions regarding our businesses. The voting rights of our common unitholders will be limited as set forth in our partnership agreement and in the Delaware Limited Partnership Act. For example, our general partner may generally make amendments to our partnership agreement or certificate of limited partnership without the approval of any common unitholder as set forth below under "—Amendment of the Partnership Agreement—No Limited Partner Approval."

Organization

        We were formed on November 15, 2013 and will continue until cancellation of our certificate of limited partnership as provided in the Delaware Limited Partnership Act.

Purpose

        Under our partnership agreement we will be permitted to engage, directly or indirectly, in any business activity that is approved by our general partner in its sole discretion and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Limited Partnership Act.

Power of Attorney

        Each limited partner, and each person who acquires a limited partner interest in accordance with our partnership agreement, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance, dissolution or termination. The power of attorney will also grant our general partner the authority to amend, and to make consents and waivers under, our partnership agreement and certificate of limited partnership, in each case in accordance with our partnership agreement.

 Capital Contributions

        Our common unitholders will not be obligated to make additional capital contributions, except as described below under "—Limited Liability." Our general partner is not obligated to make any capital contributions

Limited Liability

        Assuming that a limited partner does not participate in the control of our businesses within the meaning of the Delaware Limited Partnership Act and that he, she or it otherwise acts in conformity with the provisions of our partnership agreement, his, her or its liability under the Delaware Limited Partnership Act will be limited, subject to possible exceptions, to the amount of capital he, she or it is obligated to contribute to us for his, her or its common units plus his, her or its share of any undistributed profits and assets, plus his, her or its obligation to make other payments that will be provided for in our partnership agreement. If it were determined however that the right, or exercise of the right, by the limited partners as a group:

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  to remove or replace our general partner in limited circumstances;

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  to approve some amendments to our partnership agreement; or

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  to take other action under our partnership agreement,

constituted "participation in the control" of our businesses for the purposes of the Delaware Limited Partnership Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. The Delaware Limited Partnership Act does not, nor will our partnership agreement, specifically provide for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law. The limitation on our general partner's liability does not constitute a waiver of compliance with U.S. federal securities laws that would be void under Section 14 of the Securities Act.

        Under the Delaware Limited Partnership Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Limited Partnership Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Limited Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Partnership Act will be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Limited Partnership Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

        Moreover, if it were determined that we were conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner in limited circumstances, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted "participation in the control" of our businesses for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

        Our partnership agreement will authorize us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

        In accordance with the Delaware Limited Partnership Act and the provisions of our partnership agreement, we will be able to issue additional partnership interests that have designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to our common units.

Common Unit Ownership Limitations

        For Ares Real Estate Holdings LLC, one of our direct subsidiaries, to qualify as a REIT, which our general partner has determined will potentially benefit our common unitholders, we cannot be "closely held," which means that at all times during the second half of each taxable year, no more than 50% in value of our common units may be owned, directly or indirectly, by five or fewer individuals (determined by applying certain attribution rules under the Code to the owners of any entity owning our common units) as specifically defined for this purpose. However, this requirement does not apply until after the first taxable year Ares Real Estate Holdings LLC elects REIT status.

        Our partnership agreement contains certain provisions intended to enable us to meet the requirements above. First, subject to certain exceptions, our partnership agreement provides that no person may beneficially or constructively own (applying certain attribution rules under the Code) more than        % (in value or in number of common units, whichever is more restrictive) of our outstanding common units. See "Description of Common Units—Restrictions on Ownership and Transfer." Our partnership agreement also contains provisions requiring each holder of our common units to disclose, upon demand, constructive or beneficial ownership of common units as deemed necessary to comply with the requirements of the Code. Furthermore, unitholders failing or refusing to comply with our disclosure request will be required, under Treasury Regulations promulgated under the Code, to submit a statement of such information to the IRS at the time of filing their annual income tax returns for the year in which the request was made.

        Our general partner may, in its sole discretion, waive the        % ownership limit with respect to a particular common unitholder if it is presented with evidence satisfactory to it that such ownership will not then or in the future jeopardize Ares Real Estate Holdings LLC's qualification as a REIT. Our general partner is expected to establish an excepted holder limit for existing owners who would otherwise exceed the ownership limit.

        Our partnership agreement also prohibits any person from, among other things:

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  beneficially or constructively owning common units that would result in our being "closely held" under Code Section 856(h), or otherwise cause Ares Real Estate Holdings LLC to fail to qualify as a REIT; and

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  transferring common units if such transfer would result in Ares Real Estate Holdings LLC being owned by fewer than 100 persons.

        In addition, our partnership agreement provides that any ownership or purported transfer of our common units in violation of the foregoing restrictions will result in the common units so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary, and the purported owner or transferee acquiring no rights in such common units. If a transfer to a charitable trust would be ineffective for any reason to prevent a violation of the restriction, the transfer resulting in such violation will be void from the time of such purported transfer.

Distributions

        Distributions will be made to the partners pro rata in proportion to their respective partnership interests. See "Cash Distribution Policy."

Amendment of the Partnership Agreement

General

        Amendments to our partnership agreement may be proposed only by our general partner. To adopt a proposed amendment, other than the amendments that require the approval of each limited partner affected or that do not require limited partner approval, each as discussed below, our general partner must seek approval of the holders of a majority of our outstanding voting units, unless a greater or lesser percentage is required under our partnership agreement, to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. See "—Meetings; Voting."

Prohibited Amendments

        No amendment may be made that would:

          (1)   enlarge the obligations of any limited partner without its consent, unless such enlargement may be deemed to have occurred as a result of any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests that has been approved by the holders of not less than a majority of the outstanding partnership interests of the class affected; or

          (2)   enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

No Limited Partner Approval

        Our general partner may generally make amendments to our partnership agreement or certificate of limited partnership without the approval of any limited partner to reflect:

          (1)   a change in the name of the partnership, the location of the partnership's principal place of business, the partnership's registered agent or its registered office;

          (2)   the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

          (3)   a change that our general partner determines in its sole discretion is necessary or appropriate for the partnership to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or other jurisdiction or to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

          (4)   a change that our general partner determines in its sole discretion to be necessary or appropriate to address certain changes in U.S. federal, state or local income tax regulations, legislation or interpretation;

          (5)   an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our general partner or its directors, officers, employees, agents or trustees, from having a material risk of being in any manner subjected to registration under the provisions of the Investment Company Act, the Investment Advisers Act or "plan asset" regulations adopted under ERISA whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

          (6)   an amendment that our general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership securities or options, rights, warrants or appreciation rights relating to partnership securities;

          (7)   any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

          (8)   an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other business combination agreement that has been approved under the terms of our partnership agreement;

          (9)   any amendment that in the sole discretion of our general partner is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

          (10) a change in our fiscal year or taxable year and related changes;

          (11) a merger with or conversion or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conversion or conveyance other than those it receives by way of the merger, conversion or conveyance or those arising out of its incorporation or formation;

          (12) an amendment effected, necessitated or contemplated by an amendment to any limited liability company agreement or partnership agreement of an Ares Operating Group entity that requires members or partners of such Ares Operating Group entity to provide a statement, certification or other proof of evidence regarding whether such member or partner is subject to U.S. federal income taxation on the income generated by the Ares Operating Group;

          (13) any amendment that our general partner determines to be necessary or appropriate to cure any ambiguity, omission, mistake, defect or inconsistency; or

          (14) any other amendments substantially similar to any of the matters described in (1) through (13) above.

        In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if those amendments, in the discretion of our general partner:

          (1)   do not adversely affect our limited partners considered as a whole (or adversely affect any particular class of partnership interests as compared to another class of partnership interests, except under clause (6) above) in any material respect;

          (2)   are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal, state, local or non-U.S. agency or judicial authority or contained in any federal, state, local or non-U.S. statute (including the Delaware Limited Partnership Act);

          (3)   are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

          (4)   are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

          (5)   are required to effect the intent expressed in the registration statement of which this prospectus forms a part or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

        Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to our partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described under "—Corporate Transactions") or an amendment described in the following paragraphs will become effective without the approval of holders of at least 90% of the outstanding voting units, unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability of any of our limited partners under the Delaware Limited Partnership Act.

        Except for amendments that may be adopted solely by our general partner or pursuant to a merger, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of not less than a majority of the outstanding partnership interests of the class so affected. Unless our general partner determines otherwise in its sole discretion, only our voting units will be treated as a separate class of partnership interest for this purpose.

        In addition, any amendment that reduces the voting percentage required to take any action under our partnership agreement must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting or consent requirement sought to be reduced.

Corporate Transactions

        Our partnership agreement will provide that our general partner in its sole discretion may not, without the approval of the holders of at least a majority of the voting power of the outstanding voting units, cause us to, among other things:

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  sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions;

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  approve the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries;

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  mortgage, pledge, hypothecate or grant a security interest in any or all of our assets (including for the benefit of persons other than us or our subsidiaries), including, in each case, pursuant to any forced sale of any or all of our assets pursuant to the foreclosure or other realization upon those encumbrances without the approval of the limited partners; and

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  merge or consolidate or otherwise combine with one or more other persons.

        In addition, if conditions that will be specified in our partnership agreement are satisfied, our general partner may, without limited partner approval, convert or merge us into, or convey some or all of our assets to, a newly formed limited liability entity if (i) the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity, (ii) our general partner receives an opinion of counsel that the merger or conveyance will not result in the loss of limited liability of any limited partner, and (iii) the governing instruments of the new entity provide the limited partners and our general partner with substantially the same rights and obligations as will be contained in the partnership agreement. The common unitholders will not be entitled to dissenters' rights of appraisal under our partnership agreement or the Delaware Limited Partnership Act in the event of a merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Election to be Treated as a Corporation

        If our general partner, in its sole discretion, determines that it is no longer in our interests to continue as a partnership for U.S. federal income tax purposes, our general partner may elect to treat our partnership (or any of our subsidiaries) as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes or may effect such change by merger or conversion or otherwise under applicable law.

Dissolution

        We will dissolve upon:

          (1)   the election of our general partner to dissolve our partnership, if approved by the holders of a majority of the voting power of the partnership's outstanding voting units;

          (2)   there being no limited partners, unless our partnership is continued without dissolution in accordance with the Delaware Limited Partnership Act;

          (3)   the entry of a decree of judicial dissolution of our partnership pursuant to the Delaware Limited Partnership Act; or

          (4)   the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer by our general partner of all of its general partner interests pursuant to our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor, in each case in accordance with our partnership agreement.

        Upon a dissolution under clause (4), the holders of a majority of the voting power of our outstanding voting units may also elect, within specific time limitations, to continue the partnership's businesses without dissolution on the same terms and conditions described in the partnership agreement by appointing as a successor general partner an individual or entity approved by the holders of a majority of the voting power of the outstanding voting units, subject to the partnership's receipt of an opinion of counsel to the effect that:

          (1)   the action would not result in the loss of limited liability of any limited partner; and

          (2)   neither we nor any of our subsidiaries (excluding those formed or existing as corporations) would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

        Upon our dissolution, our general partner shall act, or select in its sole discretion one or more persons to act, as liquidator. Unless we are continued as a limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or appropriate in its judgment, liquidate our assets and apply the proceeds of the liquidation first, to discharge our liabilities as provided in our partnership agreement and by law, and thereafter, to the partners according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our assets would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

        Except as described below, our general partner will agree not to withdraw voluntarily as the general partner on or prior to             without obtaining the approval of the holders of at least a majority of the voting power of the outstanding voting units, excluding voting units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding tax and limited liability matters. After            , our general partner may withdraw as general partner without first obtaining approval of any common unitholder by giving 90 days' advance notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the foregoing, our general partner may withdraw at any time without common unitholder approval upon 90 days' advance notice to the limited partners if at least 50% of the outstanding common units are beneficially owned, owned of record or otherwise controlled by one person and its affiliates other than our general partner and its affiliates.

        Upon the withdrawal of our general partner under any circumstances, the holders of a majority of the voting power of the partnership's outstanding voting units may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the partnership will be dissolved, wound up and liquidated, unless within specific time limitations after that withdrawal, the holders of a majority of the voting power of the partnership's outstanding voting units agree in writing to continue our businesses and to appoint a successor general partner. See "—Dissolution" above.

        Our common unitholders will have no right to remove or expel, with or without cause, our general partner.

        In circumstances where a general partner withdraws and a successor general partner is elected in accordance with our partnership agreement, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for a cash payment equal to its fair value. This fair value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the effective date of the general partner's departure, an independent investment banking firm or other independent expert, which, in turn, may rely on other experts, selected by the departing general partner and the successor general partner will determine the fair value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the effective date of the general partner's departure, then an expert chosen by agreement of the independent investment banking firms or independent experts selected by each of them will determine the fair value.

        If the option described above is not exercised by the departing general partner, the departing general partner's general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

        In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including without limitation all employee related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for the partnership's benefit.

Transfer of General Partner Interests

        Except for transfer by our general partner of all, but not less than all, of its general partner interests in the partnership to an affiliate of our general partner, or to another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all, but not less than all, of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in the partnership to another person prior to            without the approval of the holders of at least a majority of the voting power of the partnership's outstanding voting units, excluding voting units held by our general partner and its affiliates. On or after            , our general partner may transfer all or any part of its general partner interest without first obtaining approval of any common unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner under our partnership agreement and agree to be bound by the provisions of our partnership agreement and furnish to us an opinion of counsel regarding limited liability matters. At any time, the member of our general partner may sell or transfer all or part of their limited liability company interests in our general partner without the approval of the common unitholders.

Limited Call Right

        If at any time:

          (i)    less than 10% of the total limited partner interests of any class then outstanding (other than special voting units), including our common units, are held by persons other than our general partner and its affiliates; or

          (ii)   the partnership is subjected to registration under the provisions of the Investment Company Act, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, exercisable in its sole discretion, to purchase all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

            (a)   the current market price as of the date three days before the date the notice is mailed, and

            (b)   the highest cash price paid by our general partner or any of its affiliates acting in concert with us for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests.

        As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The U.S. tax consequences to a common unitholder of the exercise of this call right are the same as a sale by that common unitholder of his common units in the market. See "Material U.S. Federal Tax Considerations—United States Taxes—Consequences to U.S. Holders of Common Units."

Sinking Funds; Preemptive Rights

        We have not established a sinking fund and we have not granted any preemptive rights with respect to our limited partner interests.

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of our common units then outstanding, record holders of common units (other than any person whom our general partner may from time to time with such person's consent designate as a non-voting common unitholder) or of special voting units will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters as to which holders of limited partner interests have the right to vote or to act.

        Except as described below regarding a person or group owning 20% or more of our common units then outstanding, each record holder of a common unit of Ares Management, L.P. (other than any person whom our general partner may from time to time with such person's consent designate as a non-voting common unitholder) is entitled to a number of votes equal to the number of common units held of record as of the relevant record date.

        In addition, on those few matters that may be submitted for a vote of our common unitholders, Ares Partners LLC, an entity owned and controlled by our senior members, will hold a special voting unit that provides it with a number of votes, on any matter that may be submitted for a vote of our common unitholders, that is equal to the aggregate number of vested and unvested Ares Operating Group Units held directly or indirectly by the non-managing members and limited partners of the Ares Operating Group entities that do not directly hold a special voting unit. A special voting unit held by any holder other than Ares Partners LLC will provide that holder with a number of votes, on any matter that may be submitted for a vote of our common unitholders, that is equal to the number of vested and unvested Ares Operating Group Units held by such holder. We do not expect any holder other than Ares Partners LLC to hold a special voting unit upon consummation of this offering. We refer to our common units (other than those held by any person whom our general partner may from time to time with such person's consent designate as a non-voting common unitholder) and our special voting units as "voting units." Our voting units will be treated as a single class on all such matters submitted for a vote of our common unitholders. If the ratio at which Ares Operating Group Units are exchangeable for our common units changes from one-for-one as described under "Certain Relationships and Related Person Transactions—Exchange Agreement," the number of votes to which the holders of the special voting units are entitled will be adjusted accordingly. Additional limited partner interests having special voting rights could also be issued. See "—Issuance of Additional Securities" above.

        In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of partners in respect of other limited partner interests are cast.

        Our general partner does not anticipate that any meeting of common unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting, without a vote and without prior notice if consented to in writing or by electronic transmission by limited partners owning not less than the minimum percentage of the voting power of the outstanding limited partner interests that would be necessary to authorize or take that action at a meeting at which all the limited partners were present and voted. Meetings of the limited partners may be called by our general partner or by limited partners owning at least 50% or more of the voting power of the outstanding limited partner interests of the class or classes for which a meeting is proposed. Common unitholders may vote either in person or by proxy at meetings. The holders of a majority of the voting power of the outstanding limited partner interests of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the limited partners requires approval by holders of a greater percentage of such limited partner interests, in which case the quorum will be the greater percentage.

        However, if at any time any person or group (other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of any class of our common units then outstanding, that person or group will lose voting rights on all of its common units and the common units owned by such person or group may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes, determining the presence of a quorum or for other similar purposes.

 Election of Directors of General Partner

        On January 31 of each year (each, a "Determination Date"), our general partner will determine whether the total voting power held by (i) holders of the special voting units in Ares Management, L.P. (including voting units held by our general partner and its affiliates) in their capacity as such, (ii) then-current or former Ares personnel (treating voting units deliverable to such persons pursuant to outstanding equity awards as being held by them) or (iii) any estate, trust, partnership or limited liability company or other similar entity of which any such person is a trustee, partner, member or similar party, respectively, constitutes at least 10% of the voting power of the outstanding voting units of Ares Management, L.P., which we refer to as the "Ares control condition."

        The method of nomination, election and removal of the members of the board of directors of our general partner shall be determined accordingly as follows: (i) in any year in which our general partner has determined on the applicable Determination Date that the Ares control condition has not been satisfied, the directors shall be elected at an annual meeting of our common unitholders; and (ii) in any year in which our general partner has determined on the applicable Determination Date that the Ares control condition has been satisfied, the board of directors of our general partner will be appointed and removed by its member in accordance with the limited liability company agreement of our general partner and not by our limited partners. See "Management—Composition of the Board of Directors after this Offering."

        We will hold an annual meeting of our common unitholders for the election of directors in any year in which we do not satisfy the Ares control condition on the applicable Determination Date. At any such annual meeting, the holders of outstanding voting units shall vote together as a single class for the election of directors to the board of directors of our general partner. Our limited partners shall elect by a plurality of the votes cast at such meeting persons to serve as directors who are nominated in accordance with our partnership agreement. If our general partner has provided at least thirty days advance notice of any meeting at which directors are to be elected, then the limited partners holding outstanding voting units that attend such meeting shall constitute a quorum, and if our general partner has provided less than thirty days advance notice of any such meeting, then limited partners holding a majority of the voting power of our outstanding voting units shall constitute a quorum.

        Prior to any annual meeting of our common unitholders for the election of directors held in the next succeeding year following a year in which an annual meeting of our common unitholders for the election of directors was not held (each such annual meeting, an "Initial Annual Meeting"), the board of directors of our general partner shall be divided into three classes, Class I, Class II and Class III, as determined by the then-existing board of directors in its sole discretion. Each director shall serve for a three-year term; provided, however, that the directors designated to Class I shall serve for an initial term that expires at the applicable Initial Annual Meeting, the directors designated to Class II shall serve for an initial term that expires at the first annual meeting following the applicable Initial Annual Meeting and the directors designated to Class III shall serve for an initial term that expires at the second annual meeting following the applicable Initial Annual Meeting. At each succeeding annual meeting of limited partners for the election of directors following an Initial Annual Meeting, successors to the directors whose term expires at that annual meeting shall be elected for a three-year term. If in any year following an Initial Annual Meeting, our general partner determines on the applicable Determination Date that the Ares control condition has been satisfied, the board of directors of our general partner will be appointed and removed by its member in accordance with the limited liability company agreement of our general partner and not by our limited partners.

Non-Voting Common Unitholders

        Any person whom our general partner may from time to time with such person's consent designate as a non-voting common unitholder, will have no voting rights whatsoever with respect to their common units, including any voting rights that may otherwise exist under our partnership agreement, under the Delaware

Limited Partnership Act, at law, in equity or otherwise, provided that any amendment to our partnership agreement that would have a material adverse effect on the rights or preferences of the common units beneficially owned by non-voting common unitholders in relation to other common units must be approved by the holders of not less than a majority of the common units beneficially owned by the non-voting common unitholders. However, unaffiliated third-party transferees of common units from a non-voting common unitholder will have the same voting rights with respect to such common units as other holders of common units.

Status as Limited Partner

        By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. The common units will be fully paid and non-assessable except as such non-assessability may be affected by section 17-607 as described under "—Limited Liability" above, pursuant to Section 17-804 of the Delaware Limited Partnership Act (which relates to the liability of a limited partner who receives a distribution of assets during the winding up of a limited partnership and who knew at the time of such distribution that it was in violation of this provision) or as set forth in our partnership agreement.

Non-Citizen Assignees; Redemption

        If the partnership or any subsidiary is or becomes subject to federal, state or local laws or regulations that in the determination of our general partner in its sole discretion create a substantial risk of cancellation or forfeiture of any property in which the partnership or any subsidiary has an interest because of the nationality, citizenship or other related status of any limited partner, we may redeem the common units held by that limited partner at their current market price. To avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his, her or its nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after receipt of a request for the information or our general partner determines, with the advice of counsel, after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his, her or its common units and may not receive distributions in kind upon our liquidation but will be entitled to the cash equivalent thereof.

Indemnification

        Our partnership agreement will provide that in most circumstances we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts on an after tax basis:

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  our general partner;

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  any departing general partner;

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  any person who is or was a tax matters partner, officer or director of our general partner or any departing general partner;

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  any officer or director of our general partner or any departing general partner who is or was serving at the request of our general partner or any departing general partner as an officer, director, employee, member, partner, tax matters partner, agent, fiduciary or trustee of another person;

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  any person who is named in this registration statement as being or about to become a director of our general partner; or

  •
  any person designated by our general partner in its sole discretion.

        We will agree to provide this indemnification unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We will also agree to provide this indemnification for criminal proceedings. Any indemnification under these provisions will only be out of the partnership's assets. The general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to the partnership to enable the partnership to effectuate indemnification. The indemnification of the persons described in the fourth bullet point above shall be secondary to any indemnification such person is entitled from another person or the relevant Ares fund to the extent applicable. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether the partnership would have the power to indemnify the person against liabilities under our partnership agreement.

Forum Selection

        Our partnership agreement will provide that each of the partnership, the general partner, each of the limited partners, each person in whose name any interest in the partnership is registered, each other person who acquires an interest in any equity interest in the partnership and each other person who is bound by the partnership agreement (collectively, the "Consenting Parties" and each a "Consenting Party") (1) irrevocably agrees that, unless the general partner shall otherwise agree in writing, any claims, suits, actions or proceedings arising out of or relating in any way to the partnership agreement or any interest in the partnership (including, without limitation, any claims, suits or actions under or to interpret, apply or enforce (A) the provisions of the partnership agreement, including, without limitation, the validity, scope or enforceability of the forum selection provisions thereof, (B) the duties, obligations or liabilities of the partnership to the limited partners or the general partner, or of limited partners or the general partner to the partnership, or among the limited partners and the general partner, (C) the rights or powers of, or restrictions on, the partnership, the limited partners or the general partner, (D) any provision of the Delaware Limited Partnership Act or other similar applicable statutes, (E) any other instrument, document, agreement or certificate contemplated either by any provision of the Delaware Limited Partnership Act relating to the partnership or by our partnership agreement or (F) the federal securities laws of the United States or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder (regardless of whether such Disputes (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)) (a "Dispute"), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction; (2) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding; (3) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper; (4) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; (5) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices under our partnership agreement, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, that nothing in clause (5) hereof shall affect or limit any right to serve process in any other manner permitted by law; (6) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding; (7) agrees that proof shall not be required that monetary damages for breach of the provisions of the partnership agreement would be difficult to calculate and that remedies at law would be inadequate; and (8) agrees that if a Dispute that would be subject to the forum selection provisions of the partnership agreement if brought against a Consenting Party is brought against an employee, officer, director, agent or indemnitee of such Consenting Party or its affiliates (other than Disputes brought by the employer or principal of any such employee, officer, director, agent or indemnitee) for alleged actions or omissions of such employee, officer, director, agent or indemnitee undertaken as an employee, officer, director, agent or indemnitee of such Consenting Party or its affiliates, such employee, officer, director, agent or indemnitee shall be entitled to invoke the forum selection provisions of the partnership agreement.

Books and Reports

        Our general partner is required to keep appropriate books of the partnership's businesses at our principal offices or any other place designated by our general partner. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our year ends on December 31.

        As soon as reasonably practicable after the end of each fiscal year, we will furnish to each partner tax information (including a Schedule K-1), which describes on a U.S. dollar basis such partner's share of our income, gain, loss, deduction and credit for our preceding taxable year. It may require longer than 90 days after the end of our fiscal year to obtain the requisite information from all lower-tier entities so that Schedule K-1s may be prepared for our partnership. Consequently, holders of common units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. In addition, each partner will be required to report for all tax purposes consistently with the information provided by us. See "Material U.S. Federal Tax Considerations—United States Taxes—Administrative Matters—Information Returns."

Right to Inspect Our Books and Records

        Our partnership agreement will provide that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose for such demand and at his own expense, have furnished to him:

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  promptly after becoming available, a copy of our U.S. federal income tax returns; and

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  copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed.

        Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our partnership's best interests, could damage our partnership or its businesses or which the partnership is required by law or by agreements with third parties to keep confidential.

COMMON UNITS ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common units. We cannot predict the effect, if any, future sales of common units, or the availability for future sale of common units, will have on the market price of our common units prevailing from time to time. Sales of substantial amounts of our common units in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common units.

General

        Upon completion of this offering we will have a total of                of our common units outstanding, or                common units assuming the underwriters exercise in full their option to purchase additional common units. All of the                common units sold in this offering, or                common units assuming the underwriters exercise in full their option to purchase additional common units, will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.

        Prior to this offering we will enter into an exchange agreement with the holders of Ares Operating Group Units so that such holders, subject to any applicable transfer restrictions, may up to four times each year from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement) exchange their Ares Operating Group Units for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. A holder of Ares Operating Group Units must exchange one Ares Operating Group Unit in each of the five Ares Operating Group entities to effect an exchange for a common unit of Ares Management, L.P. If and when a holder exchanges Ares Operating Group Units for common units of Ares Management, L.P., the relative equity ownership positions of such holder and of the other equity owners of Ares (whether held at Ares Management, L.P. or at the Ares Operating Group) will not be altered. Upon consummation of this offering, our senior professional owners will beneficially own                Ares Operating Group Units, or                Ares Operating Group Units assuming the underwriters exercise in full their option to purchase additional common units, all of which will be exchangeable for our common units. The common units we issue upon such exchanges would be "restricted securities" as defined in Rule 144 unless we register such issuances under the Securities Act.

        APMC, the Strategic Investors and certain of their respective affiliates have the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act common units delivered in exchange for Ares Operating Group Units or common units of Ares Management, L.P. otherwise held by them. In addition, we may be required to make available shelf registration statements permitting sales of common units into the market from time to time over an extended period. Lastly, APMC, the Strategic Investors and certain of their respective affiliates will have the ability to exercise certain piggyback registration rights in respect of common units held by them in connection with registered offerings requested by other registration rights holders or initiated by us. See "—Registration Rights" and "Certain Relationships and Related Person Transactions—Registration Rights Agreement."

        The governing agreements of the Ares Operating Group entities will provide that the Ares Operating Group Units and our common units held directly or indirectly by our senior professional owners following the Reorganization and Offering Transactions (or the common units that may be received in exchange for such Ares Operating Group Units) will generally be subject to transfer restrictions, as described in "Compensation of Our Directors and Executive Officers—Vesting; Transfer Restrictions for Senior Professional Owners."

        Upon consummation of this offering, affiliates of ADIA will own                common units. Such units are "restricted securities" as defined in Rule 144, unless we register such units under the Securities Act. However, ADIA will have certain registration rights with respect to common units delivered in exchange for Ares Operating Group Units or common units of Ares Management, L.P. otherwise held by it. See "—Registration Rights" and "Certain Relationships and Related Person Transactions—Registration Rights Agreement."

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register common units or securities convertible into or exchangeable for common units issued or covered by our 2014 Equity Incentive Plan (including pursuant to automatic annual increases). Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, common units registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                common units.

        Our partnership agreement will authorize us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of our common unitholders. In accordance with the Delaware Limited Partnership Act and the provisions of our partnership agreement, we may also issue additional partnership securities that have certain designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to our common units. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Issuance of Additional Securities." Similarly, the Ares Operating Group governing agreements will authorize the Ares Operating Group entities to issue an unlimited number of additional limited liability company or partnership securities, as applicable, of such Ares Operating Group entity with such designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Ares Operating Group Units, and which may be exchangeable for our common units.

Registration Rights

        APMC, the Strategic Investors and certain of their respective affiliates have the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act common units delivered in exchange for Ares Operating Group Units or common units of Ares Management, L.P. otherwise held by them. In addition, we may be required to make available shelf registration statements permitting sales of common units into the market from time to time over an extended period. Lastly, APMC, the Strategic Investors and certain of their respective affiliates will have the ability to exercise certain piggyback registration rights in respect of common units held by them in connection with registered offerings requested by other registration rights holders or initiated by us.

Lock-Up Arrangements

        We, our general partner, our general partner's directors and executive officers, our existing officers and existing owners and certain other affiliates have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of underwriters, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common units or securities convertible into or exchangeable or exercisable for our common units. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the underwriters may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Ares Transfer Restrictions

        As described in "Compensation of Our Directors and Executive Officers—Vesting; Transfer Restrictions for Senior Professional Owners," senior professional owners who hold Ares Operating Group Units or our common units will generally be prohibited from transferring or exchanging any such units representing more than        % of their subject units prior to the                anniversary of this offering,

more than        % of their subject units on or after the                anniversary of this offering and prior to the            anniversary of this offering and more than         % of their subject units on or after the                        anniversary of this offering and prior to the            anniversary of this offering without our consent.

Rule 144

        In general, under Rule 144 of the Securities Act, a person (or persons whose common units are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those common units, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those common units without regard to the provisions of Rule 144.

        A person (or persons whose common units are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of common units that does not exceed the greater of one percent of the then-outstanding common units or the average weekly trading volume of our common units reported through            during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, our employees, consultants or advisers who receive common units from us in connection with a compensatory stock or option plan or other written agreement are eligible to resell those common units 90 days after the effective date of this offering in reliance on Rule 144, but without having to comply with certain of the restrictions contained in Rule 144.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

        The following discussion is a general summary of the material U.S. federal income tax considerations applicable to Ares Management, L.P. and to an investment in its common units. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to such an investment. This summary assumes that a common unitholder holds the common units as capital assets for U.S. federal income tax purposes, and except where expressly discussed below, does not describe certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including:

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  holders subject to the alternative minimum tax;

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  insurance companies;

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  brokers, dealers or traders in securities;

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  pension plans and trusts;

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  banks and other regulated financial institutions;

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  partnerships or other entities or arrangements treated as a partnership for U.S. federal income tax purposes (and investors therein);

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  except as discussed below, real estate investment trusts, regulated investment companies and other entities treated as financial conduits;

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  persons who beneficially own, directly or indirectly, 10% or more of our common units;

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  U.S. expatriates;

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  persons who hold common units as a hedge, a part of a straddle or conversion transaction, or as a part of an integrated financial transaction; and

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  persons with a functional currency other than the U.S. dollar.

        The discussion is based upon the Code, final, temporary and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively. Any such changes could affect the continuing accuracy of this discussion. Ares Management, L.P. has not sought and will not seek any ruling from the IRS regarding the offering or any other matters described in this section. This discussion, to the extent it states matters of U.S. federal tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Proskauer Rose LLP. Such opinion is based in part on facts described in this prospectus and on various other factual assumptions, representations and determinations. Any alteration or incorrectness of such facts, assumptions, representations or determinations could adversely affect such opinion. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of an investment in the common units. Except as expressly discussed below, this summary does not discuss any aspects of U.S. estate, gift or other tax other than income taxes or any aspect of foreign, state or local tax.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Ares Management, L.P.'s common units that is for U.S. federal income tax purposes:

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  a citizen or individual resident of the United States;

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  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

        A "non-U.S. Holder" is a beneficial owner of the common units that is not a U.S. Holder and is not an entity treated as a partnership for U.S. federal income tax purposes.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the common units, the tax treatment of a partner in such a partnership will generally depend upon the status of such partner and the activities of such partnership. Prospective common unitholders that are partnerships, or partners of such partnerships, should consult their own tax advisers with respect to the purchase, ownership and disposition of the common units.

        Tax matters are very complicated and the tax consequences to investors of an investment in the common units will depend on their particular situations. Prospective investors should consult their own tax advisers regarding the specific U.S. federal income tax consequences of an investment in the common units in their individual circumstances, the applicability of other U.S. federal, state, local and foreign tax laws and the effect of any possible changes in the tax laws.

 Taxation of Ares Management, L.P. and the Ares Operating Group

        Subject to the discussion set forth in the next paragraph, an entity that is treated as a partnership for U.S. federal income tax purposes is not itself generally subject to U.S. federal income tax and generally incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction and credit of the partnership in computing its U.S. federal income tax liability, regardless of whether or not cash distributions have been, or will be, made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be treated as, and taxable as, a corporation if it is a "publicly traded partnership," unless an exception to such treatment applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (1) interests in the entity are traded on an established securities market or (2) interests in the entity are readily tradable on a secondary market or the substantial equivalent thereof. However, a publicly traded partnership can avoid being treated as a corporation under these rules if it satisfies the Qualifying Income Exception. For a publicly traded partnership to satisfy the Qualifying Income Exception, at least 90% of such entity's gross income for every taxable year that it is a publicly traded partnership must consist of "qualifying income," and the entity must not be required to register under the Investment Advisers Act. For this purpose, qualifying income generally includes certain interest income, dividends, real property rents, certain types of natural resources income, gains from the sale or other disposition of real property, and gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

        It is expected that Ares Management, L.P. will be publicly traded for its 2014 and succeeding taxable years. Ares Management, L.P. intends to manage its affairs so that it will meet the Qualifying Income Exception in 2014 and each succeeding taxable year. Proskauer Rose LLP will provide an opinion that Ares Management, L.P. will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. This opinion will be based on certain assumptions and factual statements and representations made by Ares Management, L.P., including statements and representations as to the manner in which it intends to manage its affairs, the composition of its income, and that the general partner will ensure that it complies with the investment policies and procedures put in place to ensure that it meets the Qualifying

Income Exception in each taxable year. However, this opinion is based solely on current law and does not take into account any proposed or potential changes in law, which may be enacted with retroactive effect. Moreover, opinions of counsel are not binding upon the IRS or any court, the IRS may challenge the conclusion stated in any opinion, and the courts ultimately may sustain any such challenge.

        If Ares Management, L.P. fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (as discussed below), or if Ares Management, L.P. is required to register under the Investment Advisers Act, under current law, Ares Management, L.P. will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the taxable year in which Ares Management, L.P. fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed the stock to the common unitholders in liquidation of their interests in Ares Management, L.P. This deemed contribution and liquidation should generally be tax-free to the common unitholders so long as Ares Management, L.P.'s liabilities do not exceed its tax basis in its assets at the time of the deemed contribution and liquidation. Thereafter, Ares Management, L.P. would be treated as a corporation for U.S. federal income tax purposes.

        If Ares Management, L.P. were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, all items of its income, gain, loss, deduction and credit would be reflected only on its tax return and not passed through to the common unitholders. Ares Management, L.P. would be subject to U.S. corporate income tax on its taxable income at regular corporate rates. Distributions made to the common unitholders would be treated first, as taxable dividend income to the extent of Ares Management, L.P.'s current or accumulated earnings and profits, then as a nontaxable return of capital to the extent of the applicable holder's tax basis in the common units, and thereafter, as capital gain. In addition, in the case of non-U.S. Holders, income that Ares Management, L.P. receives with respect to its investments and then distributes as a dividend to common unitholders may be subject to a higher rate of U.S. withholding tax. Accordingly, treatment as a corporation could materially reduce a holder's after-tax return and thus could result in a substantial reduction of the value of the common units.

        If at the end of any taxable year Ares Management, L.P. fails to meet the Qualifying Income Exception, Ares Management, L.P. may still qualify as a partnership if it is entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (1) the failure is cured within a reasonable time after discovery, (2) the failure is determined by the IRS to be inadvertent and (3) Ares Management, L.P. agrees to make such adjustments (including adjustments with respect to its partners) or to pay such amounts as are required by the IRS. It is unknown whether Ares Management, L.P. would be entitled to this relief in any or all circumstances. It also is not clear under the Code whether this relief is available for Ares Management, L.P.'s first taxable year as a publicly traded partnership. If this relief provision is inapplicable to a particular set of circumstances and Ares Management, L.P. fails to meet the Qualifying Income Exception, Ares Management, L.P. will not qualify as a partnership for federal income tax purposes. Even if this relief provision applies and Ares Management, L.P. retains its partnership status, either Ares Management, L.P. or the common unitholders (during the failure period) will be required to pay such amounts as are determined by the IRS.

        The remainder of this section assumes that Ares Management, L.P. and the Ares Operating Group entities will be treated as partnerships (or if wholly owned, entities disregarded as separate from their owners) for U.S. federal income tax purposes.

Taxation of AHI, Ares Domestic Holdings, Inc. and Ares Offshore Holdings, Ltd.

        Ares Management, L.P. holds its interests in Ares Holdings, Ares Domestic and Ares Offshore through AHI, Ares Domestic Holdings, Inc. and Ares Offshore Holdings, Ltd., respectively (together, the "Blocker Companies"). The Blocker Companies are taxable as corporations for U.S. federal income tax purposes and therefore Ares Management, L.P. will not be allocated the income, gain, loss, deduction or credit of entities Ares Management, L.P. holds through the Blocker Companies. Rather, distributions of cash or other property that a Blocker Company pays to Ares Management, L.P. in respect of its stock ownership of the Blocker Company will constitute dividends for U.S. federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the distributing Blocker Company. If the amount of a distribution by any Blocker Company exceeds its current and accumulated earnings and profits, such excess will be treated as a tax-free return of capital to the extent of Ares Management, L.P.'s adjusted tax basis in the distributing Blocker Company's common stock, and thereafter as capital gain.

        As a member of Ares Holdings, AHI will incur U.S. federal income taxes on its allocable share of the items of income, gain, loss, deduction and credit of Ares Holdings. Ares Holdings intends, assuming there is sufficient cash to do so, to distribute cash each year on a pro rata basis to holders of its Ares Operating Group Units (that is, AHI and Ares Management, L.P.'s existing owners) in an amount at least equal to the estimated maximum tax liabilities arising from their ownership of such Ares Operating Group Units, if any, determined based on a formula set forth in the applicable governing agreement that reflects the maximum tax liability of an investor based on the highest individual or corporate rates applicable to residents of Los Angeles, California or New York, New York.

        As a member of Ares Domestic, Ares Domestic Holdings, Inc. will incur U.S. federal income taxes on its allocable share of the items of income, gain, loss, deduction and credit of Ares Domestic. Ares Domestic intends, assuming there is sufficient cash to do so, to distribute cash each year on a pro rata basis to holders of its Ares Operating Group Units (that is, Ares Domestic Holdings, Inc. and Ares Management, L.P.'s existing owners) in an amount at least equal to the estimated maximum tax liabilities arising from their ownership of such Ares Operating Group Units, if any, determined based on a formula set forth in the applicable governing agreement that reflects the maximum tax liability of an investor based on the highest individual or corporate rates applicable to residents of Los Angeles, California or New York, New York.

        As a partner of Ares Offshore, Ares Offshore Holdings. Ltd. will incur applicable income taxes on its allocable share of the items of income, gain, loss, deduction and credit of Ares Offshore. We intend to operate Ares Offshore so as not to produce income effectively connected with the conduct of a trade or business in the United States, or ECI, for U.S. federal income tax purposes. Assuming that Ares Offshore Holdings, Ltd.'s income is not treated as ECI, its income will not be subject to U.S. federal income tax. Ares Offshore intends, assuming there is sufficient cash to do so, to distribute cash each year on a pro rata basis to holders of its Ares Operating Group Units (that is, Ares Offshore Holdings, Ltd. and Ares Management, L.P.'s existing owners) in an amount at least equal to the estimated maximum tax liabilities arising from their ownership of such Ares Operating Group Units, if any, determined based on a formula set forth in the applicable governing agreement that reflects the maximum tax liability of an investor based on the highest individual or corporate rates applicable to residents of Los Angeles, California or New York, New York.

Taxation of Ares Real Estate Holdings LLC

        Ares Management, L.P. holds its interests in Ares Real Estate through Ares Real Estate Holdings LLC. Ares Real Estate Holdings LLC is an entity that intends to elect and qualify to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2014. A REIT is not treated as a fiscally transparent entity for U.S. federal income tax purposes and therefore Ares Management, L.P. will not be allocated the income, gain, loss, deduction or credit of Ares Real Estate Holdings LLC or its subsidiaries. Rather, distributions of cash or other property that Ares Real Estate Holdings LLC pays to Ares Management, L.P. in respect of its ownership of Ares Real Estate Holdings LLC will constitute dividends for U.S. federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of Ares Real Estate Holdings LLC. If the amount of a distribution by Ares Real Estate Holdings LLC exceeds its current and accumulated earnings and profits, such excess will be treated as a tax-free return of capital to the extent of Ares Management, L.P.'s adjusted tax basis in its interest in Ares Real Estate Holdings LLC, and thereafter as capital gain. In addition, as a result of Ares Real Estate Holdings LLC's REIT status, certain properly designated capital gains dividends may be treated as long-term capital gains.

        To maintain its status as a REIT, Ares Real Estate Holdings LLC must meet a number of requirements, including requirements regarding its ownership, requirements regarding the composition of its assets and a requirement that at least 95% of its gross income in any year must be derived from qualifying sources, such as "rents from real property." In addition, to qualify as a REIT, Ares Real Estate Holdings LLC will generally be required to distribute at least 90% of its REIT taxable income for each taxable year. However, because Ares Real Estate may not distribute sufficient cash for Ares Real Estate Holdings LLC to make such required distributions in cash, Ares Real Estate Holdings LLC may be required to make cashless "consent dividends" to Ares Management, L.P. (generally a deemed dividend followed by a deemed contribution of the same amount back to Ares Real Estate Holdings LLC by Ares Management, L.P.), which would result in the inclusion of additional dividend income to Ares Management, L.P., and its common unitholders, without the distribution of corresponding cash.

        As a member of Ares Real Estate, Ares Real Estate Holdings LLC will incur U.S. federal income taxes on its allocable share of the items of income, gain, loss, deduction and credit of Ares Real Estate but only to the extent that such income results in undistributed REIT income or certain other types of income specified as subject to U.S. federal income taxation in the hands of a REIT. Ares Real Estate intends, assuming there is sufficient cash to do so, to distribute cash each year on a pro rata basis to holders of its Ares Operating Group Units (that is, Ares Real Estate Holdings LLC and Ares Management, L.P.'s existing owners) in an amount necessary to allow Ares Real Estate Holdings LLC to comply with its REIT eligibility requirements and avoid the imposition of U.S. federal income and applicable excise taxes.

Personal Holding Companies

        AHI or Ares Domestic Holdings, Inc. could be subject to additional U.S. federal income tax on a portion of its income if it is determined to be a personal holding company (a "PHC") for U.S. federal income tax purposes. Subject to certain exceptions, a U.S. corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation's adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of PHC income (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents). We anticipate that, as a result of the ownership restrictions in our partnership agreement, that it is unlikely that AHI or Ares Domestic Holdings, Inc. will become a PHC, however, there can be no assurance that neither of these corporations will become a PHC following this offering or in the future.

        If either of AHI or Ares Domestic Holdings, Inc. is or were to become a PHC in a given taxable year, it would be subject to an additional PHC tax of 20% on its undistributed PHC income, which generally includes the company's taxable income, subject to certain adjustments. If either of AHI or Ares Domestic Holdings, Inc. were to become a PHC and had significant amounts of undistributed PHC income, the amount of PHC tax could be material, unless AHI or Ares Domestic Holdings, Inc., as applicable, distributed the amount of such PHC income, which would generally reduce the PHC income subject to tax. There can be no assurance that if either of AHI or Ares Domestic Holdings, Inc. were to become a PHC, they would be able to distribute sufficient PHC income to avoid material PHC tax.

Certain State, Local and Non-U.S. Tax Matters Applicable to Ares Management, L.P. and its Subsidiaries

        Ares Management, L.P. and its subsidiaries may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which such entities transact business, own property or reside. Ares Management, L.P. may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of Ares Management, L.P. and the common unitholders may not conform to the U.S. federal income tax treatment discussed herein, and such non-U.S. tax treatment may give rise to non-U.S. income or other tax liability in amounts that could be substantial. Any non-U.S. taxes incurred by Ares Management, L.P. or its subsidiaries may not pass through to a common unitholder as a credit against such holder's U.S. federal income tax liability.

Consequences to U.S. Holders of Common Units

General

        The following is a summary of the material U.S. federal income tax consequences that will apply to a U.S. Holder of common units. Non-U.S. Holders should refer to "—Consequences to Non-U.S. Holders of Common Units."

        As a partnership for U.S. federal income tax purposes, Ares Management, L.P. will generally incur no U.S. federal income tax liability at the partnership level. Instead, in computing each U.S. Holder's U.S. federal, state and local income tax liability for a taxable year, such U.S. Holder will be required to take into account its allocable share of items of Ares Management, L.P.'s income, gain, loss, deduction and credit for each of Ares Management, L.P.'s taxable years ending with or within the taxable year of such holder, regardless of whether the holder has received any distributions. The characterization of an item of income, gain, loss, deduction or credit so allocated generally will be determined at Ares Management, L.P.'s (rather than at the holder's) level.

        For U.S. federal income tax purposes, a U.S. Holder's allocable share of Ares Management, L.P.'s items of income, gain, loss, deduction and credit will be determined pursuant to our partnership agreement if such allocations either have "substantial economic effect" or are determined to be in accordance with the U.S. Holder's interest in Ares Management, L.P. Ares Management, L.P. believes that for U.S. federal income tax purposes, such allocations will be given effect as being in accordance with each U.S. Holder's interest in Ares Management, L.P., and our general partner intends to prepare tax returns and information statements delivered to the IRS and to the U.S. Holders based on such allocations. If the IRS successfully challenges the allocations made pursuant to our partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in our partnership agreement.

        Ares Management, L.P. may derive taxable income from an investment that is not matched by a corresponding distribution of cash. In addition, special provisions of the Code may be applicable to certain of Ares Management, L.P.'s investments, and may affect the timing of Ares Management, L.P.'s income, requiring Ares Management, L.P. to recognize (and, consequently, allocate to common unitholders) taxable income or gain before any cash attributable to such income is received by Ares Management, L.P. and is available for distribution to common unitholders. Accordingly, it is possible that the U.S. federal income tax liability with respect to a U.S. Holder's allocable share of Ares Management, L.P.'s income for a particular taxable year could exceed any cash distribution received for the year, which could require the U.S. holder to pay any associated tax liability from other sources.

        In general, a U.S. Holder's tax basis in the common units will equal the amount paid for such common units, increased by Ares Management, L.P.'s items of income and gain allocated to such U.S. Holder and decreased (but not below zero) by the sum of (1) distributions to such U.S. Holder in respect of such common units and (2) Ares Management, L.P.'s items of loss allocated to such U.S. Holder. In addition, a

U.S. Holder's tax basis in the common units will be adjusted from time to time to reflect such U.S. Holder's allocable share of Ares Management, L.P.'s liabilities, if any.

        U.S. Holders who purchase the common units in separate transactions must combine the basis of all such common units and maintain a single adjusted tax basis for all common units held. Upon a sale or other disposition of less than all of such common units, a portion of that tax basis must be allocated to the common units sold. U.S. Holders should consult with their own advisers as to the proper method of allocating such tax basis in their individual circumstances.

        With respect to U.S. Holders who are individuals, certain dividends paid by a corporation, including certain qualified foreign corporations, to Ares Management, L.P. and that are allocable to such U.S. Holders may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation on shares that are readily tradable on an established securities market in the United States. It is not expected that Ares Offshore Holdings Ltd. will be a "qualified foreign corporation" for this purpose; however, it is possible that Ares Management, L.P. may hold, directly or indirectly, stock of qualified foreign corporations. Among other exceptions, a U.S. Holder who is an individual will not be eligible for reduced rates of taxation on (1) any dividends from a non-U.S. corporation that is a passive foreign investment company (a "PFIC") in the taxable year in which such dividend is paid or in the preceding taxable year, (2) any income required to be reported by the U.S. Holder as a result of a QEF election (as defined below) that is attributable to a dividend received by an entity that is a PFIC and in which the U.S. Holder holds a direct or indirect interest or (3) any Subpart F income inclusions (as described below). Prospective investors in the common units should consult their own tax advisers regarding the application of the foregoing rules to their particular circumstances.

Limits on Deductions for Losses and Expenses

        The deductibility of a U.S. Holder's allocable share of Ares Management, L.P.'s losses will be limited to the tax basis in such common units (adjusted as described above) and, if such U.S. Holder is an individual, estate, trust or corporate holder that is subject to the "at-risk" rules, to the amount for which such U.S. Holder is considered to be "at risk" with respect to Ares Management, L.P.'s activities, if that is less than such U.S. Holder's adjusted tax basis. In general, a U.S. Holder subject to the at-risk rules will be at risk to the extent of such holder's adjusted tax basis in the common units, reduced by

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  the portion of that adjusted tax basis attributable to such holder's share of Ares Management, L.P.'s liabilities for which such U.S. Holder will not be personally liable; and

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  any amount of money borrowed to acquire or hold the common units, if the lender of those borrowed funds owns an interest in Ares Management, L.P., is related to such holder or can look only to the common units for repayment.

        A U.S. Holder's at risk amount generally will increase by such holder's allocable share of Ares Management, L.P.'s income and gain and will decrease by cash distributions to such holder as well as such holder's allocable share of losses. A U.S. Holder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause its at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a U.S. Holder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that its at-risk amount is subsequently increased, provided such losses do not exceed such holder's tax basis in its common units. Upon the taxable disposition of a unit, any gain recognized by a U.S. Holder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable. The at-risk rules are complex, and the application of these rules will depend, in part, on a U.S. Holder's individual circumstances. U.S. Holders should consult with their individual tax advisers regarding the limitations on the deductibility of losses under the at-risk rules.

        In addition, other provisions of the Code may limit or disallow any deduction for losses by a U.S. Holder or deductions associated with certain assets of Ares Management, L.P. in certain cases. U.S. Holders should consult with their tax advisers regarding their limitations on the deductibility of losses under applicable provisions of the Code.

Limitations on Deductibility of Organizational Expenses and Syndication Fees

        In general, neither Ares Management, L.P. nor any U.S. Holder may deduct organizational or syndication expenses. An election may be made by Ares Management, L.P. to amortize organizational expenses over a 15-year period. Syndication fees (which would include any sales or placement fees or commissions or underwriting discount payable to third parties) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on Interest Deductions

        A U.S. Holder's share of Ares Management, L.P.'s interest expense is likely to be treated as "investment interest" expense. The deductibility of "investment interest" expense by non-corporate U.S. Holders is generally limited to the amount of such holder's "net investment income." A U.S. Holder's share of Ares Management, L.P.'s dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such U.S. Holder elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for a U.S. Holder's share of Ares Management, L.P.'s interest expense.

        The computation of a U.S. Holder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase a common unit. A U.S. Holder's net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. For this purpose, any long-term capital gain or qualifying dividend income that is taxable at long-term capital gain rates is excluded from net investment income, unless a U.S. Holder elects to pay tax on such gain or dividend income at ordinary income rates.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates

        Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. Moreover, beginning on January 1, 2013, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (1) 3% of the excess of the individual's adjusted gross income over the threshold amount, or (2) 80% of the amount of the itemized deductions. Certain of the operating expenses we pass through to a U.S. Holder may be treated as miscellaneous itemized deductions subject to the foregoing limitations. Accordingly non-corporate U.S. Holders should consult their tax advisers with respect to the application of these limitations.

Treatment of Distributions

        Distributions of cash by Ares Management, L.P. will not be taxable to a U.S. Holder to the extent of such holder's adjusted tax basis (determined as described above) in the common units. Any cash distributions in excess of a U.S. Holder's adjusted tax basis will be considered to be gain from the sale or exchange of the common units (described below). A reduction in a U.S. Holder's allocable share of Ares Management, L.P.'s liabilities (e.g., as a result of issuance of additional common units), and certain distributions of marketable securities by Ares Management, L.P., are treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of Common Units

        A U.S. Holder will generally recognize gain or loss on a sale of common units equal to the difference, if any, between the amount realized and such holder's adjusted tax basis in the common units sold. The amount realized will be measured by the sum of the cash or the fair market value of other property received plus the transferred amount of such holder's share of Ares Management, L.P.'s liabilities, if any. Gain or loss recognized on the sale or exchange of a common unit will generally be taxable as capital gain or loss and will be long-term capital gain or loss if the common unit was held for more than one year on the date of such sale or exchange. Assuming Ares Management, L.P. has not made an election, referred to as a "QEF election," to treat Ares Management, L.P.'s interest in a PFIC as a "qualified exchange fund," or "QEF," gain attributable to such investment in a PFIC would be taxable as ordinary income and would be subject to an interest charge. See "—Passive Foreign Investment Companies" below. In addition, certain gain attributable Ares Management, L.P.'s investment in a controlled foreign corporation, or "CFC," may be ordinary income and certain gain attributable to "unrealized receivables" or "inventory items" would be characterized as ordinary income rather than capital gain. For example, if Ares Management, L.P. holds debt acquired at a market discount, accrued market discount on such debt would be treated as "unrealized receivables." The deductibility of capital losses is subject to limitations.

        U.S. Holders who purchase common units at different times and intend to sell all or a portion of their common units within a year of their most recent purchase are urged to consult their tax advisers regarding the application of certain "split holding period" rules in their circumstances, and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Section 754 Election

        Ares Management, L.P. intends to make the election permitted by Section 754 of the Code. The election is irrevocable without the consent of the IRS. The election requires Ares Management, L.P. to adjust the tax basis in its assets, or "inside basis," attributable to a transferee of common units under Section 743(b) of the Code to reflect the purchase price of the common units paid by the transferee. However, this election does not apply to a person who purchases common units directly from Ares Management, L.P., which would include purchases of common units in this offering. For purposes of this section, a transferee's inside basis in Ares Management, L.P.'s assets will be considered to have two components: (1) the transferee's share of Ares Management, L.P.'s tax basis in its assets, or "common basis," and (2) the Section 743(b) adjustment to that basis.

        The calculations required by virtue of our making an election pursuant to Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. To help reduce the complexity of those calculations and the resulting administrative costs, Ares Management, L.P. will apply certain conventions in determining and allocating the required basis adjustments. For example, Ares Management, L.P. may apply a convention in which it deems the price paid by a holder of common units to be the lowest quoted trading price of the common units during the month in which the purchase occurred, irrespective of the actual price paid. Nevertheless, the use of such conventions may result in basis adjustments that do not exactly reflect a holder's purchase price for the common units purchased, including less favorable basis adjustments to a holder who paid more than the lowest quoted trading price of the common units for the month in which such purchase occurred. It is possible that the IRS will successfully assert that any of the conventions we may use do not satisfy the technical requirements of the Code or applicable Treasury regulations, and could require different basis adjustments to be made as a result. If the IRS were to sustain such a position, a holder of common units who purchased common units subject to Section 743(b) basis adjustments may have adverse tax consequences. Moreover, the benefits of a Section 754 election may not be realized because Ares Management, L.P. directly and indirectly invests in pass-through entities that may not have in effect a Section 754 election. U.S. Holders should consult their tax advisers as to the effects of the Section 754 election.

Foreign Tax Credit Limitations

        A U.S. Holder is generally entitled to a foreign tax credit with respect to such holder's allocable share of creditable non-U.S. taxes paid on Ares Management, L.P.'s non-U.S. income and gains (for the avoidance of doubt, foreign taxes paid by a corporate subsidiary of Ares Management, L.P. generally are not creditable non-U.S. taxes unless such holder is a corporation that satisfies certain ownership requirements). Complex rules may, depending on a U.S. Holder's particular circumstances, limit the availability or use of foreign tax credits. For example, gains from the sale of Ares Management, L.P.'s investments may be treated as U.S. source gains, which may limit the availability of foreign tax credits arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against tax due on such U.S. Holder's other income treated as derived from foreign sources (including other income and gain allocated by Ares Management, L.P.) and certain other requirements are satisfied. In addition, certain losses that Ares Management, L.P. incurs may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available. A U.S. Holder may make an election to treat all foreign taxes paid as deductible expenses in computing taxable income, rather than as a credit against tax, subject to generally applicable limitations. The rules governing foreign tax credits are complex, and U.S. Holders should consult their own advisers about the availability of foreign tax credits, as well as the possibility of electing to treat foreign taxes paid as deductions, in their particular circumstances.

Uniformity of Common Units

        Because Ares Management, L.P. cannot match transferors and transferees of common units, Ares Management, L.P. will adopt depreciation, amortization and other tax accounting positions that may not conform to all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to the common unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of the common units, and could have a negative impact on the value of the common units or result in audits of and adjustments to a common unitholder's U.S. federal tax returns.

Foreign Currency Gain or Loss

        Ares Management, L.P.'s functional currency will be the U.S. dollar, and Ares Management, L.P.'s income or loss will be calculated in U.S. dollars. It is likely that Ares Management, L.P. will recognize "foreign currency" gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, any foreign currency gain or loss will be treated as ordinary income or loss for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers with respect to the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

        A U.S. Holder may be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a PFIC. A PFIC is defined as any foreign corporation with respect to which either (1) 75% or more of the gross income for a taxable year is "passive income" or (2) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce "passive income." There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC it is, subject to certain exceptions, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain "excess distributions" by such PFIC, is treated as though realized ratably over the shorter of a U.S. Holder's holding period of common units or Ares Management, L.P.'s holding period for such PFIC. Such gain or income is taxable as ordinary income and, as discussed above, dividends paid by a PFIC to an individual will not be eligible for the reduced rates of taxation that are available for certain qualifying dividends. In addition, an interest charge will be imposed on a U.S. Holder based on the amount of tax deemed deferred from prior years (i.e., the tax that would have been imposed if such income had been realized ratably over the relevant holding period described above) by such U.S. Holder.

        Ares Management, L.P. expects to make a QEF election where possible with respect to each entity treated as a PFIC to treat each such non-U.S. entity as a QEF in the first year Ares Management, L.P. holds shares in such entity and for which such entity is a PFIC with respect to Ares Management, L.P., although such election may not always be available. A QEF election generally is effective for Ares Management, L.P.'s taxable year for which the election is made and all subsequent taxable years, and may not be revoked without the consent of the IRS. If a QEF election is made with respect to Ares Management, L.P.'s interest in a PFIC, in lieu of the foregoing treatment, Ares Management, L.P. will be required to include in income each year that such foreign corporation is a PFIC a portion of the ordinary earnings and net capital gains of the QEF ("QEF Inclusions") even if not distributed to Ares Management, L.P., and such portions would in turn be allocated to common unitholders in the same manner as any other item of income or gain. Thus, Ares Management, L.P. may be required to allocate to U.S. Holders an amount of taxable income as a result of QEF Inclusions without receiving any corresponding amounts of cash from the underlying PFIC for which the QEF election was made.

        However, a U.S. Holder may elect to defer, until the occurrence of certain events, payment of the U.S. federal income tax attributable to QEF Inclusions for which no current distributions are received, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. Net losses (if any) of a non-U.S. entity that is treated as a PFIC will not pass through to Ares Management, L.P. or to common unitholders and may not be carried back or forward in computing such PFIC's ordinary earnings and net capital gain in other taxable years. Consequently, U.S. Holders may over time be taxed on amounts that as an economic matter exceed Ares Management, L.P.'s net profits. Ares Management, L.P.'s tax basis in the shares of such non-U.S. entities, and a U.S. Holder's basis in the common units, will be increased to reflect QEF Inclusions. No portion of any QEF Inclusion attributable to ordinary income will be eligible for reduced rates of taxation available to certain taxpayers in respect of certain types of income, such as qualified dividend income received by an individual U.S. Holder. Amounts included as QEF Inclusions with respect to direct and indirect investments generally will not be taxed again when actually distributed. Matters relating to QEF Inclusions, including the decision as to whether or not to defer payment of tax in respect of income or gain allocated from a QEF, are complex. U.S. Holders should consult their own tax advisers as to the manner in which QEF Inclusions affect a U.S. Holder's allocable share of Ares Management, L.P.'s income and a U.S. Holder's tax basis in the common units.

        Alternatively, in the case of a PFIC that is a publicly traded entity (within the meaning of the PFIC rules), an election may be made to "mark-to-market" the stock of such entity on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the holder's allocable share of the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year, and a U.S. Holder may treat as ordinary loss the holder's allocable share of any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years.

        Ares Management, L.P. may make certain investments through non-U.S. corporate subsidiaries, and such subsidiaries may be PFICs for U.S. federal income tax purposes. In addition, certain of Ares Management, L.P.'s investments could be in PFICs. Ares Management, L.P. can make no assurance that some of its investments will not be treated as held through a PFIC or as interests in PFICs, or that such

PFICs will be eligible for the "mark-to-market" election, or that QEF elections can be made with respect to any such PFICs.

        If Ares Management, L.P. does not make a QEF or "mark-to-market" election with respect to a PFIC, Section 1291 of the Code will treat all gain on a disposition by Ares Management, L.P. of shares of such entity, gain on the disposition of common units attributable to such entity by a U.S. Holder at a time when Ares Management, L.P. owns shares of such entity, as well as certain other defined "excess distributions," as if the gain or excess distributions were ordinary income earned ratably over the shorter of the period during which the holder held its common units or the period during which Ares Management, L.P. held shares in such entity. For gain and excess distributions allocated to prior years, (1) the applicable tax rate will be the highest in effect for that taxable year and (2) the tax will be payable generally without regard to offsets from deductions, losses and expenses. U.S. Holders will also be subject to an interest charge for any deferred tax. No portion of this ordinary income will be eligible for the favorable tax rate applicable to "qualified dividend income" for individual U.S. persons.

Controlled Foreign Corporations

        A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and U.S. Shareholders own, directly or indirectly, on any day during the taxable year of such non-U.S. entity, more than 50% of (1) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (2) the total value of the stock of the non-U.S. entity. For purposes of this discussion, a "U.S. Shareholder" with respect to a non-U.S. entity means a U.S. person that owns, directly or indirectly, 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote.

        If Ares Management, L.P. is a U.S. Shareholder in a non-U.S. entity that is treated as a CFC for 30 consecutive days of such CFC's taxable year, each common unitholder may be required to include in income its allocable share of the CFC's "Subpart F" income reported by Ares Management, L.P. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such entity's current earnings and profits (as determined for U.S. federal income tax purposes). These inclusions are treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, a U.S. Holder may be required to report as ordinary income its allocable share of the CFC's Subpart F income allocated to such holder by Ares Management, L.P. without corresponding receipts of cash, and further may not benefit from capital gain treatment with respect to the portion of Ares Management, L.P.'s earnings (if any) attributable to net capital gains of the CFC.

        The tax basis of Ares Management, L.P.'s shares of a CFC, and a U.S. Holder's tax basis in Ares Management, L.P.'s common units, will be increased to reflect any required Subpart F income inclusions. Such income may be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Such income will not be eligible for the reduced rate of tax applicable to "qualified dividend income" for individual U.S. persons. See "—Consequences to U.S. Holders of Common Units—General."

        Regardless of whether any CFC has Subpart F income, any gain allocated to a U.S. Holder from Ares Management, L.P.'s disposition of stock in a CFC will be treated as ordinary income to the extent of such holder's allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a non-U.S. entity owned by Ares Management, L.P. that is treated as a CFC will not pass through to a U.S. Holder. Moreover, a portion of a U.S. Holder's gain from the sale or exchange of a U.S. Holder's common units may be treated as ordinary income based on their allocable share of the undistributed earnings and profits of any CFC of which Ares Management, L.P. is a U.S. shareholder at the time of such disposition.

        If a non-U.S. entity held by Ares Management, L.P. is classified as both a CFC and a PFIC during the time Ares Management, L.P. is a U.S. Shareholder of such non-U.S. entity, a U.S. Holder will be required to include amounts in income with respect to such non-U.S. entity pursuant to this subheading, and the consequences described under the subheading "—Passive Foreign Investment Companies" above will not apply. If Ares Management, L.P.'s ownership percentage in a non-U.S. entity changes such that Ares Management, L.P. is not a U.S. Shareholder with respect to such non-U.S. entity, then common unitholders may be subject to the PFIC rules. The interaction of these rules is complex. U.S. Holders should consult their own advisers as to the consequences of the CFC and PFIC rules in their individual circumstances.

        It is expected that Ares Offshore Holdings, Ltd. will be a CFC subject to the above rules and as such, each U.S. Holder will be required to include in income its allocable share of Ares Offshore Holdings, Ltd.'s Subpart F income reported by Ares Management, L.P. Additionally, there may be other entities owned by Ares Management, L.P., or in which it holds an interest, that may be treated as CFCs subject to the rules above.

Investment Structure

        To manage Ares Management, L.P.'s affairs so as to meet the Qualifying Income Exception for the publicly traded partnership rules (discussed above) and comply with certain requirements in Ares Management, L.P.'s limited partnership agreement, Ares Management, L.P. may need to structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole judgment of Ares Management, L.P.'s general partner. As common unitholders may be located in numerous taxing jurisdictions, there can be no assurance that any such investment structure will be beneficial to any or all common unitholders to the same extent, and may even impose additional tax burdens on some common unitholders. As discussed above, if the entity were a non-U.S. corporation, it may be considered a CFC or a PFIC subject to the rules described above. If the entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its investments. In addition, if the investment involves U.S. real estate, gain recognized on disposition would generally be subject to U.S. federal income tax, whether the entity is a U.S. or a non-U.S. corporation.

Taxes in Other State, Local and Non-U.S. Jurisdictions Applicable to U.S. Holders

        In addition to the U.S. federal income tax consequences described above, a U.S. Holder may be subject to potential U.S. state and local taxes where the holder is a resident for tax purposes or in which Ares Management, L.P. has interests or entities, conduct activities or otherwise derives income. A U.S. Holder may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in state, local or non-U.S. jurisdictions in which Ares Management, L.P. either invests, owns interests or entities, conducts activities or otherwise derives income. Income or gains from investments held by Ares Management, L.P. may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If a U.S. Holder wishes to claim the benefit of an applicable income tax treaty, such U.S. Holder may be required to submit information to tax authorities in such jurisdictions. U.S. Holders should consult their own tax advisers regarding the U.S. state, local and non-U.S. tax consequences of an investment in Ares Management, L.P. in their individual circumstances.

Allocations of Income and Gain to Transferors and Transferees

        In general, Ares Management, L.P.'s taxable items of income, gain, loss, deduction and credit will be determined and apportioned among common unitholders using conventions Ares Management, L.P.

regards as consistent with applicable law. As a result of the application of such conventions, if a U.S. Holder transfers common units, the transferor and transferee may be allocated income, gain, loss, deduction or credit realized by Ares Management, L.P. either before or after the date of such transfer.

        Although Section 706 of the Code generally provides guidelines for allocations of items of partnership income and loss between transferors and transferees of partnership interests, it is not clear that Ares Management, L.P.'s allocation method complies with all of the requirements of Section 706. If Ares Management, L.P.'s convention were determined by the IRS to be impermissible, the IRS might contend that Ares Management, L.P.'s taxable income or loss must be reallocated among the common unitholders. If such a contention were sustained, a U.S. Holder's tax liabilities might be adjusted, possibly resulting in an increase in overall tax due. Ares Management, L.P.'s general partner is authorized to revise Ares Management, L.P.'s method of allocation between transferors and transferees (as well as among common unitholders whose interests otherwise vary during a taxable period).

Special Considerations for Regulated Investment Companies

        A U.S. corporation that is treated as a RIC for U.S. federal income tax purposes (e.g., mutual funds) generally is required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under the Code to maintain its favorable U.S. federal income tax status. The treatment of an investment by a RIC in common units for purposes of these tests will depend on whether Ares Management, L.P. will be treated as a qualifying publicly traded partnership (a "QPTP"). If Ares Management, L.P. is treated as a QPTP, then the common units themselves are the relevant assets for purposes of the 50% asset value test and the net income from the common units is relevant gross income for purposes of the 90% gross income test. If, however, Ares Management, L.P. is not treated as a QPTP, then the relevant assets are the RIC's allocable share of the underlying assets held by Ares Management, L.P. (and its subsidiary partnerships, to the extent such subsidiary partnerships are not themselves QPTPs) and the relevant gross income is the RIC's allocable share of the underlying gross income earned by Ares Management, L.P. and its subsidiaries. Whether Ares Management, L.P. will qualify as a QPTP depends on the exact nature of its future investments, but Ares Management, L.P. does not expect to be treated as a QPTP initially. However, Ares Management, L.P. expects to operate such that at least 90% of the gross income from the underlying assets held by Ares Management, L.P. will constitute cash and property that generates dividends, interest and gains from the sale of securities or other income that qualifies for the RIC gross income test described above. In addition, as discussed above under "—Consequences to U.S. Holders of Common Units—General," Ares Management, L.P. may derive taxable income from an investment that is not matched by a corresponding cash distribution. Accordingly, a RIC investing in the common units may recognize income for U.S. federal income tax purposes without receiving cash with which to make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes. This is not a complete discussion of the U.S. federal income tax consequences applicable to U.S. Holders that are treated as RICs. U.S. Holders that are treated as RICs should consult their own tax advisers about the U.S. tax consequences of an investment in common units in their particular circumstances.

Special Considerations for U.S. Tax-Exempt Entities

        A tax-exempt partner of a partnership generally must include in computing its UBTI, its pro rata share (whether or not distributed) of such partnership's gross income derived from a trade or business conducted by such partnership which is unrelated to the exempt function of the tax-exempt partner. Moreover, a tax-exempt partner of a partnership could be treated as earning UBTI to the extent that such partnership derives income from "debt-financed property," or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is "acquisition indebtedness" (i.e., indebtedness incurred in acquiring or holding property).

        Ares Management, L.P. is under no obligation to minimize UBTI, and a U.S. Holder of the common units that is a tax-exempt organization for U.S. federal income tax purposes and, therefore, generally exempt from U.S. federal income taxation, may be subject to "unrelated business income tax" to the extent, if any, that its allocable share of Ares Management, L.P.'s income consists of UBTI.

        This is not a complete discussion of the U.S. federal income tax consequences applicable to U.S. Holders that are tax-exempt organizations. Such holders should consult their tax advisers regarding the tax consequences of an investment in common units in their particular circumstances.

Consequences to Non-U.S. Holders of Common Units

U.S. Income Tax Consequences

        In light of Ares Management, L.P.'s intended investment activities, it may be or may become engaged in a U.S. trade or business for U.S. federal income tax purposes, in which case some portion of Ares Management, L.P.'s income would be treated as effectively connected with the conduct of a trade or business within the United States, or "ECI," with respect to non-U.S. Holders. If a non-U.S. Holder were treated as being engaged in a U.S. trade or business in any year because of an investment in common units in such year, such non-U.S. Holder generally would be (1) subject to withholding by Ares Management, L.P. on any actual distributions, (2) required to file a U.S. federal income tax return for such year reporting its allocable share, if any, of income or loss effectively connected with such trade or business, including certain income from U.S. sources not related to Ares Management, L.P. and (3) required to pay U.S. federal income tax at the applicable U.S. federal income tax rates as if such non-U.S. Holder were a U.S. Holder on any such income. Moreover, a corporate non-U.S. Holder might be subject to a U.S. branch profits tax on its allocable share of its ECI. Any amount so withheld would be creditable against such non-U.S. Holder's U.S. federal income tax liability, and such non-U.S. Holder could claim a refund to the extent that the amount withheld exceeded such non-U.S. Holder's U.S. federal income tax liability for the taxable year. Finally, if Ares Management, L.P. were treated as being engaged in a U.S. trade or business, a portion of any gain recognized by a non-U.S. Holder on the sale or exchange of its common units could be treated for U.S. federal income tax purposes as ECI, and hence such non-U.S. Holder could be subject to U.S. federal income tax on the sale or exchange.

        To the extent Ares Management, L.P. receives dividends from a U.S. corporation through the Ares Operating Group entities and their investment vehicles, each non-U.S. Holder's allocable share of income from such dividends generally will be subject to U.S. withholding tax. Distributions may also be subject to withholding tax to the extent they are attributable to the sale of a U.S. real property interest or if the distribution is otherwise considered fixed or determinable, annual or periodical income under the Code. An exemption from, or a reduced rate of any such withholding may apply, by treaty or otherwise, if certain tax status information is provided by the applicable Non-U.S. Holder and any relevant conditions required under the Code and by the relevant tax treaty are satisfied. If such information is not provided, and a non-U.S. Holder would not be subject to U.S. tax based upon such holder's tax status or would be eligible for a reduced rate of U.S. withholding tax, such holder may need to take additional steps to receive a credit or refund of any excess withholding tax paid on such holder's account, which may include the filing of a non-resident U.S. income tax return with the IRS. If a non-U.S. Holder that is a foreign corporation fails to file a U.S. federal income tax return when required, such foreign corporation could lose the benefit of certain tax attributes, such as net operating loss carryforwards allocated to such foreign corporation by Ares Management, L.P. Among other limitations, if a non-U.S. Holder resides in a treaty jurisdiction which does not treat Ares Management, L.P. as a pass-through entity, a non-U.S. Holder may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on such holder's account. Non-U.S. Holders should consult their own tax advisers regarding the treatment of U.S. withholding taxes.

        Special rules may apply in the case of a non-U.S. Holder that (1) has an office or fixed place of business in the United States., (2) is present in the United States for 183 days or more in a taxable year or

(3) is a former citizen of the U.S., a foreign insurance company that is treated as holding interests in Ares Management, L.P. in connection with its U.S. business, a PFIC or a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S Holders should consult their own tax advisers regarding the application of these special rules in their individual circumstances.

Surtax on Unearned Income

        A 3.8% surtax is imposed on the "net investment income" of certain holders of common units who are U.S. citizens or resident aliens, and on the undistributed "net investment income" of certain estates and trusts. Among other items, "net investment income" generally would include a holder's allocable share of Ares Management, L.P.'s net gains from dispositions of investment property and net income from interest and dividends, less deductions allocable to such income. In addition, "net investment income" may include gain from the sale, exchange or other taxable disposition of common units, less certain deductions. It is anticipated that a substantial portion of the net income and gain attributable to an investment in the common units will be included in a common unitholder's "net investment income" subject to this surtax. Common unitholders should consult their own tax advisers regarding the application of this surtax in their individual circumstances.

Administrative Matters

Taxable Year

        Ares Management, L.P. currently intends to use the calendar year as Ares Management, L.P.'s taxable year for U.S. federal income tax purposes. Under certain circumstances which Ares Management, L.P. currently believes are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Tax Matters Partner

        Ares Management, L.P.'s general partner will act as Ares Management, L.P.'s "tax matters partner." As the tax matters partner, the general partner will have the authority, subject to certain restrictions, to act on Ares Management, L.P.'s behalf in connection with any administrative or judicial review of Ares Management, L.P.'s items of income, gain, loss, deduction or credit.

Information Returns

        Ares Management, L.P. has agreed to furnish to each common unitholder, as soon as reasonably practicable after the close of each taxable year, tax information (including Schedule K-1), which describes on a U.S. dollar basis such holder's share of Ares Management, L.P.'s income, gain, loss, deduction and credit for Ares Management, L.P.'s preceding taxable year. It will most likely require longer than 90 days after the end of Ares Management, L.P.'s fiscal year to obtain the requisite information from all lower-tier entities. Consequently, common unitholders who are U.S. taxpayers or otherwise required to file U.S. tax returns should anticipate the need to file annually with the IRS (and, if applicable, certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. In addition, each of common unitholders generally is required to file U.S. tax returns consistently with the information provided by Ares Management, L.P. for the taxable year for all relevant tax purposes.

        In preparing this information, Ares Management, L.P. will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine such holder's share of income, gain, loss, deduction and credit. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to such holder's income or loss and could result in an increase in overall tax due.

        Ares Management, L.P. may be audited by the IRS. Adjustments resulting from an IRS audit may require a holder to adjust a prior year's tax liability and possibly may result in an audit of such holder's own tax return. Any audit of such holder's tax return could result in adjustments not related to Ares Management, L.P.'s tax returns as well as those related to Ares Management, L.P.'s tax returns, and could result in an increase in overall tax due.

Tax Shelter Regulations

        If Ares Management, L.P. were to engage in a "reportable transaction," it (and possibly common unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses in excess of $2 million. An investment in Ares Management, L.P. may be considered a "reportable transaction" if, for example, Ares Management, L.P. recognizes certain significant losses in the future. In certain circumstances, a common unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction.

        Moreover, if Ares Management, L.P. were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a common unitholder may be subject to (1) significant accuracy-related penalties with a broad scope, (2) for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability and (3) in the case of a listed transaction, an extended statute of limitations.

        Common unitholders should consult their tax advisers concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the dispositions of their interests in Ares Management, L.P.

Constructive Termination

        Subject to the electing large partnership rules described below, Ares Management, L.P. will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in Ares Management, L.P.'s capital and profits within a 12-month period.

        Ares Management, L.P.'s termination would result in the close of its taxable year for all of the common unitholders. In the case of a common unitholder reporting on a taxable year other than a fiscal year ending on Ares Management, L.P.'s year-end, the closing of Ares Management, L.P.'s taxable year may result in more than 12 months of Ares Management, L.P.'s taxable income or loss being includable in the holder's taxable income for the year of termination. Ares Management, L.P. would be required to make new tax elections after a termination, including a new tax election under Section 754 of the Code. A termination could also result in penalties if Ares Management, L.P. were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject Ares Management, L.P. to, any tax legislation enacted before the termination.

Elective Procedures for Large Partnerships

        The Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the common unitholders, and such Schedules K-1 would have to be provided to the common unitholders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent Ares Management, L.P. from suffering a "technical termination" (which would close Ares Management, L.P.'s taxable year) if within a 12-month period there is a sale or exchange of

50 percent or more of Ares Management, L.P.'s total interests. It is possible Ares Management, L.P. might make such an election, if eligible. If Ares Management, L.P. makes such election, IRS audit adjustments will flow through to the common unitholders for the year in which the adjustments take effect, rather than the common unitholders in the year to which the adjustment relates. In addition, Ares Management, L.P., rather than the common unitholders individually, generally will be directly liable for any interest and penalties that result from an audit adjustment. Such interest and penalties would reduce the amount of cash available for distribution to common unitholders.

Withholding and Backup Withholding

        For each calendar year, Ares Management, L.P. will report to a common unitholder and the IRS the amount of distributions Ares Management, L.P. made to such holder and the amount of U.S. federal income tax (if any) that Ares Management, L.P. withheld on those distributions. The proper application to Ares Management, L.P. of certain rules for withholding applicable to certain dividends, interest and similar items is unclear. Because the documentation Ares Management, L.P. receives may not properly reflect the identities of partners at any particular time (in light of possible sales of the common units), Ares Management, L.P. may over-withhold or under-withhold with respect to a particular common unitholder. For example, Ares Management, L.P. may impose withholding, remit that amount to the IRS and thus reduce the amount of a distribution paid to a non-U.S. Holder. It may turn out, however, the corresponding amount of Ares Management, L.P.'s income was not properly allocable to such non-U.S. Holder, and the amount withheld should have been less than the actual amount withheld in which case such holder would be entitled to a credit against such holder's U.S. tax liability, but if the withholding exceeded such holder's U.S. tax liability, such holder would have to apply for a refund to obtain the benefit of the excess amount withheld. Similarly, Ares Management, L.P. may fail to withhold tax on a distribution, and it may turn out the corresponding income was properly allocable to a non-U.S. Holder and withholding tax should have been imposed. In that event, Ares Management, L.P. intends to pay the under-withheld amount to the IRS, and Ares Management, L.P. may treat such under-withholding amount as an expense that will be borne by all partners on a pro rata basis (since Ares Management, L.P. may be unable to allocate any such excess withholding tax cost to the relevant non-U.S. Holder).

        Under the backup withholding rules, the common unitholders may be subject to backup withholding at the then-applicable rate with respect to distributions paid unless: (1) such holder is a corporation or comes within another exempt category and demonstrates this fact when required or (2) such holder provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules. If a common unitholder is an exempt holder, such holder should indicate such holder's exempt status on a properly completed IRS Form W-9. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN or similar IRS withholding certificate. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a common unitholder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle the holder to a refund.

        If a common unitholder does not timely provide Ares Management, L.P. (or the clearing agent or other intermediary, as appropriate) with IRS Form W-9, W-8BEN or similar IRS withholding certificate, as applicable, or such form is not properly completed, Ares Management, L.P. may become subject to U.S. backup withholding taxes in excess of what would have been imposed had Ares Management, L.P. received certifications from all investors. Such excess U.S. backup withholding taxes may be treated by Ares Management, L.P. as an expense that will be borne by all common unitholders on a pro rata basis (since Ares Management, L.P. may be unable to allocate any such excess withholding tax cost to the holders that failed to timely provide the proper U.S. tax certifications).

FATCA Withholding Requirements

        Under FATCA, as well as final regulations and other administrative guidance, the relevant withholding agent may be required to withhold 30% of any interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States paid after June 30, 2014 or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States paid after December 31, 2016 to (i) a foreign financial institution (which for these purposes includes foreign broker-dealers, clearing organizations, investment companies, hedge funds and certain other investment entities) unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is a beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements or otherwise qualifies for an exemption from this withholding. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Common unitholders are encouraged to consult their own tax advisers regarding the possible implications of FATCA on their investment in the common units.

Nominee Reporting

        Persons who hold an interest, directly or indirectly, in Ares Management, L.P. as a nominee for another person are required to furnish to Ares Management, L.P.:

  (a)
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  (b)
  whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (3) a tax-exempt entity;

  (c)
  the amount and description of the common units held, acquired or transferred for the beneficial owner; and

  (d)
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to Ares Management, L.P. The nominee is also required to supply the beneficial owner of the common units with the information furnished to Ares Management, L.P. These reporting requirements are in addition to any other reporting requirements under the Code, including any possible FATCA reporting required as discussed above under "—FATCA Withholding Requirements."

New Legislation or Administrative or Judicial Action

        The U.S. federal income tax treatment of common unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available.

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting Ares Management, L.P. or the common unitholders will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in the common units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. Changes to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to meet the Qualifying Income Exception for Ares Management, L.P. to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes affect or cause Ares Management, L.P. to change its investments and commitments, affect the tax considerations of an investment in Ares Management, L.P., change the character or treatment of portions of Ares Management, L.P.'s income (including, for instance, the treatment of carried interest as ordinary income rather than capital gain) and adversely affect an investment in the common units. See "Risk Factors—Risks Related to U.S. Taxation—Legislation has been proposed that, if enacted, eventually could preclude us from qualifying as a partnership for U.S. federal income tax purposes or could require us to hold carried interest through taxable subsidiary corporations and would tax U.S. and some non-U.S. individual common unitholders with respect to certain of our income and gains at increased rates. If such legislation, or similar legislation, were to be enacted and were to apply to us, we could incur a material increase in our U.S. federal, state and local income tax liability and a substantial portion of our income and gain could be taxed at a higher rate to U.S. and some non-U.S. individual common unitholders" and "Risk Factors—Risks Related to Our Organization and Structure—Legislation has been proposed that would, if enacted, preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability and it could well result in a reduction in the value of our common units." In addition, statutory changes, revisions to regulations and other modifications and interpretations with respect to the tax laws of the states and other jurisdictions in which Ares Management, L.P. operates could result in it or the common unitholders having to pay additional taxes. Ares Management, L.P.'s organizational documents and agreements permit the board of directors to modify the amended and restated operating agreement from time to time, without the consent of the common unitholders, in order to address certain changes in U.S. federal and state income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of the common unitholders.

        THE TAX MATTERS RELATING TO ARES MANAGEMENT, L.P. AND THE COMMON UNITHOLDERS ARE EXTREMELY COMPLEX, ARE SUBJECT TO VARYING INTERPRETATIONS AND ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. THE MEANING AND IMPACT OF TAX LAWS AND OF PROPOSED CHANGES IN TAX LAW WILL VARY WITH A HOLDER'S PARTICULAR CIRCUMSTANCES.

        PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN THE COMMON UNITS.

UNDERWRITING

                                are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units

Total

        Subject to the terms and conditions set forth in the underwriting agreement, each of the underwriters has agreed, severally and not jointly, to purchase all of the common units offered by us if they purchase any common units. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the offering may be terminated.

        The obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us and our counsel and advisers.

Commissions and Discounts

        The underwriters propose to offer the common units included in this offering to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to Ares Management, L.P.

        We estimate that the total expenses of this offering, payable by us, excluding underwriting discounts and commissions, will be approximately $             million.

Option to Purchase Additional Common Units

        We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional common units at the public offering price, less the underwriting discount, to cover overallotments, if any.

Lock-Up Restrictions

        We, our general partner, our general partner's directors and executive officers, our existing officers and existing owners and certain other affiliates have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of underwriters, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common units or securities convertible into or exchangeable or exercisable for our common units. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the underwriters may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Listing

        We intend to apply to list our common units on                                    under the trading symbol "ARES."

Pricing of the Offering

        Prior to this offering, there has been no public market for our common units. The initial public offering price was determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price were:

  •
  our future prospects and those of our industry in general;

  •
  our revenues, earnings and other financial operating information in recent periods;

  •
  the general condition of the securities markets at the time of this offering;

  •
  an assessment of our management;

  •
  the price-earnings ratios, price revenues ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our common units, or that the common units will trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the common units is completed, SEC rules may limit the underwriters from bidding for and purchasing our common units. However, the underwriters may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them.

"Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

FINRA

        Because the Financial Industry Regulatory Authority, or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

LEGAL MATTERS

        The validity of the common units being offered hereby will be passed upon for us by Proskauer Rose LLP, Los Angeles, California. Proskauer Rose LLP has provided a tax opinion in connection with the common units being offered hereby. Proskauer Rose LLP has from time to time represented certain of the underwriters on unrelated matters. Certain legal matters relating to compliance with the Investment Company Act will be passed upon for us by Simpson Thacher & Bartlett LLP. The underwriters have been represented by Latham & Watkins LLP, Los Angeles, California, in connection with this offering. Latham & Watkins LLP has from time to time represented Ares and its affiliates on unrelated matters.

EXPERTS

        The combined and consolidated financial statements of Ares Holdings Inc. Ares Investments LLC at December 31, 2012, 2011 and 2010 and each of the three years in the periods ended December 31, 2012 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The balance sheet of Ares Management, L.P. at December 10, 2012 appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the common units offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information about us and the common units, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement.

        Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the Commission maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the Commission upon the payment of certain fees prescribed by the Commission. You may obtain further information about the operation of the Commission's Public Reference Room by calling the Commission at 1-800-SEC-0330. You may also inspect these reports and other information without charge at the website maintained by the Commission. The address of this website is http://www.sec.gov.

        Upon effectiveness of the registration statement, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the Commission. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the Commission at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room as described above, or inspect them without charge at the Commission's website. We intend to furnish our common unitholders with annual reports containing combined and consolidated financial statements audited by our independent registered public accounting firm. We maintain a website at http://www.aresmgmt.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our common units.

Report of Independent Registered Public Accounting Firm

The General Partner of Ares Management, L.P.:

        We have audited the accompanying statement of financial condition of Ares Management, L.P. (the "Company" or "Ares") as of December 10, 2013. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ares Management, L.P. at December 10, 2013, in conformity with U.S. generally accepted accounting principles.

Los Angeles, CA
December 21, 2013

/s/ Ernst & Young LLP

Ares Management, L.P.

Statement of Financial Condition

(Dollars in Thousands)

December 10, 2013
Assets
Cash	$1

Partner's Capital
Partner's capital	$1

ARES MANAGEMENT, L.P.

Notes to the Statement of Financial Condition

As of December 10, 2013

1. ORGANIZATION

        Ares Management L.P. (the "Partnership") was formed as a Delaware limited partnership on November 15, 2013. Pursuant to reorganizing into a holding partnership structure, the Partnership will become a holding partnership and its sole assets are expected to be an equity interest through wholly-owned subsidiary entities in Ares Holdings, Inc., Ares Domestic Holdings, Inc., Ares Offshore Holdings LLC, Ares Investments LLC and Ares Real Estate Holdings LLC (collectively, "Ares Operating Group"). The Partnership will be the sole general partner of Ares Operating Group and will operate and control all of the businesses and affairs of Ares Operating Group and, through Ares Operating Group and its subsidiaries, continue to conduct the business now conducted by these subsidiaries. Ares Management GP LLC is the general partner of the Partnership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in equity and of cash flows have not been presented in the financial statement because there have been no activities of this entity.

3. PARTNERS' CAPITAL

        The limited partner of the Partnership contributed $1,000 to the Partnership on December 2, 2013.

Report of Independent Registered Public Accounting Firm

The Members of Ares Holdings, Inc. and Ares Investments, LLC:

        We have audited the accompanying combined and consolidated statements of financial condition of Ares Holdings Inc. and Ares Investments LLC, together with their subsidiaries (the "Company" or "Ares") as of December 31, 2012, 2011 and 2010, and the related combined and consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined and consolidated financial position of the Ares Holdings Inc. and Ares Investments LLC at December 31, 2012, 2011 and 2010, and the combined and consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Los Angeles, CA
December 21, 2013

/s/ Ernst & Young LLP

Ares Holdings Inc. and Ares Investments LLC

Combined and Consolidated Statements of Financial Condition

(Dollars in Thousands)

	As of December 31,
	2012	2011	2010
Assets
Cash and cash equivalents	$68,457	$34,422	$88,461
Restricted cash and securities	9,051	9,174	—
Investments, at fair value	105,753	81,995	69,587
Performance fees receivable	102,330	54,850	91,389
Derivative assets, at fair value	1,567	2,438	1,847
Due from affiliates	68,545	59,970	49,311
Intangible assets, net	68,068	66,942	4,130
Goodwill	8,185	8,364	—
Deferred tax asset, net	—	—	598
Other assets	49,613	45,118	28,705
Assets of Consolidated Funds:
Cash and cash equivalents	1,707,640	1,526,871	1,099,887
Restricted cash and securities	5,000	5,000	—
Investments, at fair value	21,734,983	21,391,239	20,703,018
Due from affiliates	79,448	4,290	1,533
Dividends and interest receivable	127,364	199,845	185,439
Receivable for securities sold	282,743	130,373	151,430
Derivative assets, at fair value	27,818	60,755	54,187
Other assets	49,312	53,289	63,971

Total assets	$24,495,877	$23,734,935	$22,593,493

Liabilities
Debt obligations	$336,250	$205,000	$144,322
Accounts payable, accrued expenses and other liabilities	56,871	52,611	29,824
Deferred tax liability, net	3,171	4,758	—
Performance fee compensation payable	227,797	251,601	309,585
Derivative liabilities, at fair value	3,784	139	1,401
Accrued compensation	26,290	76,598	57,729
Due to affiliate	4,624	7,360	337
Liabilities of Consolidated Funds:
Accounts payable, accrued expenses and other liabilities	85,094	77,938	55,863
Payable for securities purchased	1,101,728	339,534	406,397
Derivative liabilities, at fair value	59,466	61,602	62,217
Due to affiliates	907	367	1,927
Securities sold short, at fair value	18,847	—	—
Deferred tax liability, net	826	736	543
CLO loan obligations	9,818,059	8,573,101	7,034,057
Fund borrowings	4,512,229	4,969,823	4,865,662
Mezzanine debt	117,527	375,128	547,967

Total liabilities	16,373,470	14,996,296	13,517,831

Commitments and contingencies
Redeemable interest in Consolidated Funds	1,100,108	1,024,152	1,112,054
Redeemable interest in AHI and consolidated subsidiaries	25,995	21,208	—
Non-controlling interest in Consolidated Funds
Non-redeemable non-controlling interest in Consolidated Funds	6,019,267	6,365,995	6,645,972
Equity appropriated for Consolidated Funds	348,024	817,996	699,675

Non-controlling interest in Consolidated Funds	6,367,291	7,183,991	7,345,647

Non-controlling interest in AHI and consolidated subsidiaries
Members' Equity	90,923	94,630	114,464
Common Stock (Common B shares, 50,000 shares authorized, 4,990 shares issued and outstanding, $0.001 par value)	0	0	0
Additional paid in capital	55,708	46,602	44,143
Retained earnings	(11,276)	13,697	15,963
Accumulated other comprehensive (loss)	(27)	(195)	(141)

Non-controlling interest in AHI and consolidated subsidiaries	135,328	154,734	174,429

Controlling interest in equity of AHI and consolidated subsidiaries
Members' Equity	411,576	272,960	325,861
Common Stock (Common A shares, 50,000 authorized, 5,010 shares issued and outstanding, $0.001 par value)	0	0	0
Additional paid in capital	183,275	146,826	132,925
Retained earnings	(101,107)	(64,316)	(14,545)
Accumulated other comprehensive (loss)	(59)	(916)	(709)

Total controlling interest in equity of AHI and consolidated subsidiaries	493,685	354,554	443,532

Total equity	6,996,304	7,693,279	7,963,608

Total liabilities, non-controlling interests and equity	$24,495,877	$23,734,935	$22,593,493

Ares Holdings Inc. and Ares Investments LLC

Combined and Consolidated Statements of Operations

(Dollars in Thousands)

	For the year ended December 31,
	2012	2011	2010
Revenues
Management fees	$249,584	$185,084	$137,112
Performance fees	69,491	6,938	63,243
Other fees	14,971	14,943	16,866

Total revenues	334,046	206,965	217,221

Expenses
Compensation and benefits	288,719	200,784	163,936
Performance fee compensation	267,725	120,451	264,251
Consolidated Funds expenses	116,505	78,102	64,641
General, administrative and other expenses	85,582	68,575	39,772

Total expenses	758,531	467,912	532,600

Other income (expense)
Interest and other income	8,431	5,259	6,261
Interest expense	(8,679)	(5,953)	(5,405)
Debt extinguishment expense	(3,032)	(1,183)	—
Interest and other income of Consolidated Funds	1,406,593	1,425,711	1,351,054
Interest expense of Consolidated Funds	(449,377)	(327,959)	(300,118)
Net realized gain (loss) on investments	6,662	(1,096)	27,227
Net change in unrealized (depreciation) appreciation on investments	(1,670)	(4,387)	15,234
Net realized gain on investments of Consolidated Funds	1,794,412	1,040,530	19,075
Net change in unrealized (depreciation) appreciation on investments of Consolidated Funds	(1,067,013)	(917,033)	1,302,891

Total other income	1,686,327	1,213,889	2,416,219

Income before taxes	1,261,842	952,942	2,100,840
Income tax expense	26,154	29,573	19,375

Net income	1,235,688	923,369	2,081,465

Less: Net income attributable to non-controlling interests and redeemable non-controlling interests in Consolidated Funds	933,592	790,529	1,760,074

Less: Net income attributable to non-controlling interests in consolidated subsidiaries	81,450	35,492	73,907

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$220,646	$97,348	$247,484

Ares Holdings Inc. and Ares Investments LLC
Combined and Consolidated Statements of Comprehensive Income
(Dollars in Thousands)

	Years Ended December 31,
	2012	2011	2010
Net income	$1,235,688	$923,369	$2,081,465
Other comprehensive income (loss):
Foreign currency translation adjustments	7,099	(14,772)	(10,098)

Other comprehensive income	7,099	(14,772)	(10,098)

Total comprehensive income	1,242,787	908,597	2,071,367
Less: comprehensive income attributable to non-controlling interests in Consolidated Funds	(939,666)	(776,018)	(1,750,997)
Less: comprehensive income attributable to non-controlling interests in consolidated subsidiaries	(81,618)	(35,438)	(73,766)

Comprehensive income attributable to controlling interests	$221,503	$97,141	$246,604

Ares Holdings Inc. and Ares Investments LLC
Combined and Consolidated Statements of Changes in Equity
(Dollars in Thousands)

											Consolidated Funds
	Members' Equity	Common Stock (A shares)	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Members' Equity	Common Stock (B shares)	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Equity Appropriated for Consolidated Funds	Non-Redeemable Non-Controlling Interest in Consolidated Funds	Total Equity
Balance at January 1, 2010	$178,665	$0	$86,329	$7,331	$171	$39,821	$0	$21,582	$13,725	$—	$601,449	$4,924,919	$5,873,992
Acquisition of new Consolidated Funds	—	—	—	—	—	—	—	—	—	—	78,682	—	78,682
Contributions, net of tax	—	—	28,645	—	—	29,958	—	18,073	—	—	—	1,016,295	1,092,971
Distributions	(38,297)	—	—	(83,867)	—	(14,783)	—	—	(12,606)	—	—	(628,728)	(778,281)
Net income	185,493	—	—	61,991	—	59,063	—	—	14,844	—	23,224	1,333,486	1,678,101
Currency translation adjustment	—	—	—	—	(880)	—	—	—	—	(141)	(3,680)	—	(4,701)
Equity compensation	—	—	17,951	—	—	405	—	4,488	—	—	—	—	22,844

Balance at December 31, 2010	$325,861	$0	$132,925	$(14,545)	$(709)	$114,464	$0	$44,143	$15,963	$(141)	$699,675	$6,645,972	$7,963,608

Acquisition of new Consolidated Funds	—	—	—	—	—	—	—	—	—	—	225,420	197,413	422,833
Contributions, net of tax	—	—	13,215	—	—	2,453	—	2,288	—	—	—	552,380	570,336
Distributions	(100,664)	—	—	(99,300)	—	(43,139)	—	—	(15,846)	—	—	(1,659,816)	(1,918,765)
Net income	47,819	—	—	49,529	—	21,912	—	—	13,580	—	(98,712)	630,046	664,174
Currency translation adjustment	—	—	—	—	(207)	—	—	—	—	(54)	(8,387)	—	(8,648)
Equity compensation	(56)	—	686		—	(1,060)	—	171	—	—	—	—	(259)

Balance at December 31, 2011	$272,960	$0	$146,826	$(64,316)	$(916)	$94,630	$0	46,602	$13,697	$(195)	$817,996	$6,365,995	$7,693,279

Acquisition of new Consolidated Funds	—	—	—	—	—	—	—	—	—	—	27,772	—	27,772
Contributions	—	—	—	—	—	—	—	—	—	—	—	1,505,489	1,505,489
Distributions	(4,903)	—	—	(114,243)	—	(68,924)	—	—	(42,543)	—	—	(3,087,968)	(3,318,581)
Net income	143,194	—	—	77,452	—	63,880	—	—	17,570	—	(501,235)	1,235,751	1,036,611
Currency translation adjustment	—	—	—	—	857	—	—	—	—	168	3,491	—	4,516
Equity compensation	325	—	36,449	—	—	1,337	—	9,106	—	—	—	—	47,217

Balance at December 31, 2012	$411,576	$0	$183,275	$(101,107)	$(59)	$90,923	$0	$55,708	$(11,276)	$(27)	$348,024	$6,019,267	$6,996,304

Ares Holdings Inc. and Ares Investments LLC

Combined and Consolidated Statements of Cash Flows

(Dollars in Thousands)

	For the year ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income	$1,235,688	$923,369	$2,081,465
Adjustments to reconcile net income to net cash provided by operating activities:
Equity compensation expense	51,987	20,949	22,844
Depreciation and amortization	14,177	19,568	10,930
Debt extinguishment costs	3,032	1,183	—
Net realized (gain) loss on investments	(6,662)	1,096	(27,227)
Net change in unrealized (appreciation) depreciation on investments	1,670	4,387	(15,234)
Receipt of non-cash interest income and dividends from investments	(39)	—	—
Allocable to non-controlling interests in Consolidated Funds:
Receipt of non-cash interest income and dividends from investments	(72,907)	(79,091)	(154,186)
Net realized (gain) loss on investments	(1,794,412)	(1,040,530)	(19,075)
Amortization of original issue and market discount of investments	(169,446)	(167,629)	(218,201)
Net change in unrealized (appreciation) depreciation on investments	1,067,013	917,033	(1,302,891)
Investments purchased	(10,549,510)	(8,833,886)	(9,243,716)
Cash proceeds from sale or pay down of investments	12,620,593	11,304,581	8,991,016
Investments purchased	(42,431)	(58,221)	(10,872)
Cash proceeds from sale of investments	58,785	11,440	30,087
Cash flows due to changes in operating assets and liabilities:
Change in restricted cash	123	(9,174)	—
(Increase) decrease in performance fees receivable and payable, net	(71,284)	(13,548)	144,510
(Increase) decrease in due from and due to affiliates, net	(11,311)	(13,222)	23,006
(Increase) decrease in other assets	(9,318)	(22,647)	(8,593)
Increase (decrease) in accrued compensation and benefits	(50,308)	15,354	(9,185)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	3,612	11,702	4,445
Net (increase) decrease in deferred taxes	(1,587)	(371)	1,712
Allocable to non-controlling interest in Consolidated Funds:
Change in cash and cash equivalents held at Consolidated Funds	(142,737)	(233,439)	(59,070)
Change in other assets and receivables held at Consolidated Funds	(154,735)	53,730	20,394
Change in other liabilities and payables held at Consolidated Funds	767,928	(323,342)	40,722

Net cash provided by operating activities	2,747,921	2,489,292	302,881

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(10,557)	—
Purchase of furniture, equipment and leasehold improvements, net	(3,515)	(4,799)	(3,962)
Purchases of intangible assets	(9,398)	(27,068)	(4,358)

Net cash used in investing activities	(12,913)	(42,424)	(8,320)

Financing activities:
Proceeds from issuance of debt obligations	204,250	65,000	24,452
Repayments of debt obligations	(73,000)	(4,322)	(51,434)
Capital contributions	—	—	75,000
Capital distributions	(230,612)	(258,949)	(149,553)
Allocable to non-controlling interest in Consolidated Funds:
Contributions from non-controlling interest holders in Consolidated Funds	1,505,489	579,705	1,226,488
Distributions to non-controlling interest holders in Consolidated Funds	(3,213,672)	(2,028,115)	(1,097,157)
Borrowings under loan obligations by Consolidated Funds	2,714,334	1,136,024	453,823
Repayments under loan obligations by Consolidated Funds	(3,614,891)	(1,975,494)	(700,183)

Net cash used in financing activities	(2,708,102)	(2,486,151)	(218,564)

Effect of exchange rate changes and translation	7,129	(14,756)	(7,722)

Net increase (decrease) in cash and cash-equivalents	34,035	(54,039)	68,275
Cash and cash-equivalents, beginning of period	34,422	88,461	20,186

Cash and cash-equivalents, end of period	$68,457	$34,422	$88,461

Supplemental information:
Cash paid during the period for interest	$128,442	$149,000	$131,937
Cash paid during the period for income taxes	$33,565	$22,522	$19,131
Non-cash increase in assets and liabilities:
Stock issuance in connection with business combination	$—	$20,720	$—

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

1. ORGANIZATION AND BASIS OF PRESENTATION

        The accompanying combined and consolidated financial statements include the results of two affiliated entities, Ares Holdings Inc. ("AHI") and Ares Investments LLC ("AI"), which directly or indirectly hold controlling interests in Ares Management LLC ("AM LLC") and Ares Investments Holdings LLC ("AIH LLC"), as well as their wholly owned subsidiaries (collectively the "Company" or "Ares"). Ares Partners Management Company LLC ("APMC") directs the operations of AHI and AI through its controlling ownership interest of 50.1% and approximately 75.9%, respectively. The remaining ownership of AHI and AI is shared among various minority non-control oriented strategic investment partners, whose financial interest in the consolidated and combined results are reflected as non-controlling interests in consolidated subsidiaries.

        AM LLC is a leading global alternative asset management firm that manages four distinct but complementary investment groups: Tradable Credit, Direct Lending, Private Equity and Real Estate. Information about segments should be read together with Note 16, "Segment Reporting." Subsidiaries of AM LLC serve as the general partners and/or investment managers to various investment funds (the "Ares Funds"), which are generally pass-through entities. The subsidiaries provide investment advisory services to the Ares Funds in exchange for management fees. In addition, AM LLC consolidates the following foreign operating subsidiaries, which act as investment advisers in foreign jurisdictions: Ares Management Limited ("Ares London") and Ares Asia Management (HK), Ltd.

        AIH LLC is a holding company, primarily holding carried interest and co-investment interests in partnerships and other investment vehicles managed directly or indirectly by Ares.

        In addition, certain Ares-affiliated funds, related co-investment entities and certain collateralized loan obligations ("CLOs") (collectively, the "Consolidated Funds") managed by AM LLC and its wholly owned subsidiaries have been consolidated in the accompanying financial statements for the periods presented pursuant to U.S. generally accepted accounting principles ("U.S. GAAP") as described in Note 2, "Summary of Significant Accounting Policies." Including the results of the Consolidated Funds significantly increases the reported amounts of the assets, liabilities, revenues, expenses and cash flows of the Company; however, the Consolidated Funds results included herein have no direct effect on the net income attributable to controlling interests or on total controlling equity. Instead, economic ownership interests of the investors in the Consolidated Funds are reflected as non-controlling interests in Consolidated Funds and equity appropriated for Consolidated Funds in the accompanying combined and consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The accompanying combined and consolidated financial statements consolidate: (a) Ares-affiliated funds and co-investment entities of which the Company is the sole general partner and for which the presumption of control by the general partner has not been overcome and (b) variable interest entities ("VIEs"), including CLOs of which the Company is deemed to be the primary beneficiary. Consolidation of these entities is a requirement under U.S. GAAP. All significant inter-entity transactions and balances have been eliminated in consolidation.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company consolidates entities that are determined to be VIEs where the Company is deemed to be the primary beneficiary. An entity is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity's business and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The consolidation rules require an analysis to determine whether (i) an entity in which the Company holds a variable interest is a VIE and (ii) the Company's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (e.g., management and performance related fees), would give the Company a controlling financial interest. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held directly or indirectly. The consolidation analysis is generally performed qualitatively. This analysis requires judgment and is performed at each reporting date.

        For all Ares-affiliated funds and co-investment entities that are not determined to be VIEs, the Company consolidates the funds and entities of which it or one of its affiliates is the sole general partner and the presumption of control has not been overcome. For funds and entities that have qualified for deferral of the current consolidation guidance, the limited partner is evaluated based on the previous guidance and these funds are analyzed to determine if they need to be consolidated in the Company's combined and consolidated financial statements.

        As of December 31, 2012, 2011 and 2010, assets of consolidated VIEs reflected in the Combined and Consolidated Statements of Financial Condition were $14.1 billion, $12.6 billion and $11.0 billion, respectively, and are presented within "Assets of Consolidated Funds." As of December 31, 2012, 2011 and 2010, liabilities of consolidated VIEs reflected in the Combined and Consolidated Statements of Financial Condition were $12.4 billion, $10.7 billion and $9.1 billion, respectively, and are presented within "Assets of Consolidated Funds." The holders of the consolidated VIEs' liabilities do not have recourse to the Company other than to the assets of the VIEs that are consolidated. The assets and liabilities of the consolidated VIEs are comprised primarily of investments and loans payable, respectively.

Equity Appropriated for Consolidated Funds

        As of December 31, 2012, 2011 and 2010, the Company consolidated 29, 24 and 17 CLOs, respectively. CLOs are investment vehicles created for the sole purpose of issuing collateralized loan instruments. Upon consolidation, the Company elected the fair value option for eligible liabilities to mitigate accounting mismatches between the carrying value of the assets and liabilities. The Company accounts for the excess in fair value of assets over liabilities upon initial consolidation of funds as an increase in equity appropriated for Consolidated Funds. During 2012, the Company acquired management contracts for two CLOs which were subsequently consolidated with the Company's results. This consolidation created an additional $27.8 million of equity appropriated for the Consolidated Funds. During 2011, the Company acquired management contracts for six CLOs that resulted in an additional $225.4 million of equity appropriated for the Consolidated Funds. During 2010, the Company acquired management contracts for three CLOs that resulted in $78.7 million of equity appropriated for the Consolidated Funds. Refer to Note 3, "Goodwill and Intangible Assets" for additional disclosures related to these asset acquisitions.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The loan obligations issued by the CLOs are backed by diversified collateral asset portfolios and by structured debt or equity. In exchange for managing the collateral for the CLOs, the Company earns management fees, including, in some cases, senior and subordinated management fees and contingent performance fees. In cases where the Company earns fees from a fund that it consolidates with the CLOs, those fees have been eliminated as intercompany transactions. At December 31, 2012, 2011 and 2010, the Company held $46.5 million, $52.0 million and $70.4 million of investments in these CLOs, respectively, which represents its maximum exposure to loss. The maximum exposure to loss represents the Company's total investments in these entities. The Company's holdings in these CLOs are generally subordinated to other interests in the entities and entitle the Company to receive a pro rata portion of the residual cash flows, if any, from the entities. Investors in the CLOs have no recourse against the Company for any losses sustained in the CLO structure.

Investments in Non-Consolidated Variable Interest Entities

        The Company holds interests in certain VIEs that are not consolidated because the Company is not deemed the primary beneficiary. The Company's interest in such entities generally is in the form of direct equity interests and fee arrangements. The maximum exposure to loss represents the potential loss of assets by the Company relating to these non-consolidated entities. The investments recorded in the Company's Combined and Consolidated Statements of Financial Condition related to the Company's interests and the Consolidated Funds' interests in these non-consolidated VIEs and their respective maximum exposure to loss relating to non-consolidated VIEs are as follows:

	As of December 31,
	2012	2011	2010
Maximum exposure to loss attributable to the Company's investment in non-consolidated VIEs	$10,377	$13,809	$13,739
Maximum exposure to loss attributable to Consolidated Fund's investments in non-consolidated VIEs	$24,734	$—	$—

Basis of Accounting

        The accompanying financial statements are prepared in accordance with U.S. GAAP. Management has determined that the Company's Consolidated Funds are investment companies under U.S. GAAP for the purposes of financial reporting. U.S. GAAP for an investment company requires investments to be recorded at fair value and the unrealized appreciation (depreciation) in an investment's fair value is recognized on a current basis in the Combined and Consolidated Statements of Operations. Additionally, the Consolidated Funds do not consolidate their majority-owned and controlled investments in the portfolio companies. In the preparation of these combined and consolidated financial statements, the Company has retained the specialized accounting for the Consolidated Funds, pursuant to U.S. GAAP.

        All of the investments held and CLO loan obligations issued by the Consolidated Funds are presented at their estimated fair values in the Company's Combined and Consolidated Statements of Financial Condition. The excess of the CLO assets over the CLO liabilities upon consolidation is reflected in the Company's Combined and Consolidated Statements of Financial Condition as equity appropriated for

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consolidated Funds. Net income attributable to the investors in the CLOs is included in net income (loss) attributable to non-controlling interests in consolidated entities in the Combined and Consolidated Statements of Operations and equity appropriated for Consolidated Funds in the Combined and Consolidated Statements of Financial Condition.

Risks and Uncertainties

        In the normal course of business, the Company encounters significant credit and market risk. Credit risk is the risk of default on investments in debt securities, loans and derivatives that result from a borrower's or derivative counterparty's inability or unwillingness to make required or expected payments. Credit risk is enhanced in situations where the Company or a Consolidated Fund is investing in distressed assets or unsecured or subordinate loans or securities that are a material part of its respective business. Market risk reflects changes in the value of investments due to changes in interest rates, credit spreads or other market factors.

        The Company also makes investments outside of the United States. These non-U.S. investments are subject to the same risks associated with the U.S. investments as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing the investments, potentially adverse tax consequences and the burden of complying with a wide variety of foreign laws. Refer to Note 15, "Market and Other Risk Factors" for more information.

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances. These assumptions and estimates require management to exercise judgment in the process of applying the Company's accounting policies. Assumptions and estimates regarding the valuation of investments and their resulting impact on performance fee revenue and performance fee compensation involve a higher degree of judgment and complexity, and these assumptions and estimates may be significant to the combined and consolidated financial statements. Actual results could differ from these estimates and such differences could be material.

Business Combinations

        The Company accounts for business combinations using the acquisition method of accounting, under which the purchase price of the acquisition is allocated to the identifiable assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date. Any excess of the purchase consideration over the acquisition date fair values of the net identifiable assets acquired and liabilities assumed is recognized as goodwill. Contingent consideration obligations that are elements of consideration transferred are recognized as of the acquisition date as part of the fair value transferred in

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

exchange for the acquired business. Acquisition-related costs incurred in connection with a business combination are expensed.

Goodwill and Intangible Assets

        The Company's intangible assets consist of contractual rights to earn future management fees and performance fees from investment funds it acquires. Finite-lived intangibles are amortized on a straight-line basis over their estimated useful lives, ranging from approximately 5.0 to 13.5 years. Intangible assets arise from the Company's acquisition of management contracts for the right to receive future fee income. The purchase price is treated as an intangible asset and is amortized over the life of the contracts. Amortization is included as part of general, administrative and other expense in the Combined and Consolidated Statements of Operations. Refer to Note 3, "Goodwill and Intangible Assets," for more information.

        The Company tests goodwill annually for impairment. If, after assessing qualitative factors, the Company believes that it is more likely than not that the fair value of the reporting unit is less than its carrying value, the Company will use a two-step process to evaluate impairment. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. The second step, used to measure the amount of any potential impairment, compares the implied fair value of the reporting unit with the carrying amount of goodwill.

        The Company also tests goodwill for impairment in other periods if an event occurs or circumstances change such that is more likely than not to reduce the fair value of the reporting unit below its carrying amounts. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including the Company's interpretation of current economic indicators and market valuations, and assumptions about the Company's strategic plans with regard to its operations. Due to the uncertainties associated with such estimates, actual results could differ from such estimates. There were no impairments of goodwill recorded as of December 31, 2012 and 2011. No goodwill was recorded as of December 31, 2010. Goodwill is not amortized and is not deductible for income tax purposes.

Non-Controlling Interests in Consolidated Entities

        Non-controlling interests in consolidated entities represent the component of equity in consolidated entities held by third-party investors. These interests are adjusted for general partner allocations and by subscriptions and redemptions in funds that occur during the reporting period. Non-controlling interests related to funds can be subject to quarterly or monthly redemption by investors in these funds following the expiration of a specified period of time (typically one year), or may be withdrawn subject to a redemption fee during the period when capital may not be withdrawn. For limited partners that have been granted redemption rights in such Consolidated Funds, amounts are presented as redeemable of non-controlling interest in consolidated entities within the Combined and Consolidated Statements of Financial Condition. When non-redeemable amounts become contractually payable to investors, they are classified as a liability of the Consolidated Funds in the Combined and Consolidated Statements of Financial Condition.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

        Investments include (a) investments held by AIH LLC and (b) investments held by the Consolidated Funds.

        AIH LLC reflects its investments at fair value. The Company has retained the specialized investment company accounting guidance under U.S. GAAP for the funds with respect to consolidated investments. Thus, the consolidated investments are reflected in the Combined and Consolidated Statements of Financial Condition at fair value, with unrealized appreciation (depreciation) resulting from changes in fair value reflected as a component of net change in unrealized appreciation (depreciation) on investments in the Combined and Consolidated Statements of Operations. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price).

        The Consolidated Funds reflect their investments at fair value. The Company has retained the specialized investment company accounting guidance under U.S. GAAP for the Consolidated Funds. Thus, the consolidated investments are reflected in the Combined and Consolidated Statements of Financial Condition at fair value, with unrealized appreciation (depreciation) resulting from changes in fair value reflected as a component of net change in unrealized appreciation (depreciation) on investments in the Combined and Consolidated Statements of Operations. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price).

Cash and Cash Equivalents

        Cash and cash equivalents for the Company includes liquid investments in money market funds and demand deposits. Cash and cash equivalents held at Consolidated Funds represents cash that, although not legally restricted, is not available to support the general liquidity needs of the Company, as the use of such amounts is generally limited to the investment activities of the Consolidated Funds. As the servicer to certain real estate investments, subsidiaries of the Company collect escrow deposits from borrowers to ensure the borrowers' obligations are met. These escrow deposits are represented as restricted cash and securities for the Company and are offset by escrow cash liability within accounts payable, accrued expenses and other liabilities in the Combined and Consolidated Statements of Financial Condition. Restricted cash and securities for the Consolidated Funds represents cash that is legally segregated according to the underlying fund indentures. At December 31, 2012, 2011 and 2010, the Company had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits. The Company monitors the credit standing of these entities.

Derivative Instruments

        The Company recognizes all derivatives as either assets or liabilities in the Combined and Consolidated Statements of Financial Condition and measures them at fair value. Refer to Note 6, "Derivative Financial Instruments" for more information.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed Assets

        Fixed assets consist of furniture, fixtures and equipment, leasehold improvements, and computer hardware and software and are recorded at cost, less accumulated depreciation and amortization. Refer to Note 9, "Other Assets," for more information.

Management Fees

        Management fees are generally based on a defined percentage of average fair value of assets, total commitments, invested capital, net asset value, net investment income or par value of the investment portfolios managed by the Company. Management fees also include a quarterly performance fee on the investment income from Ares Capital Corporation ("ARCC"), a publicly traded business development company registered under the Investment Company Act of 1940 and managed by a subsidiary of the Company. ARCC's quarterly performance fees are equal to 20.0% of its pre-incentive fee income, as defined, in excess of 1.75% per quarter, or 7.0% per annum. Such fees from ARCC are classified as management fees as they are paid quarterly, are predictable and are recurring in nature. Management fees are recognized as revenue in the period advisory services are rendered, subject to the Company's assessment of collectability.

        Management fees were $249.6 million, $185.1 million and $137.1 million, respectively, for the years ended December 31, 2012, 2011 and 2010, of which $95.2 million, $79.0 million and $61.3 million, respectively, was generated by the ARCC quarterly performance fee.

Performance Fees

        Performance fees are based on certain specific hurdle rates as defined in the applicable investment management agreements. Performance fees are recorded on an accrual basis to the extent such amounts are contractually due.

        The Company has elected to adopt Method 2 of ASC 605-20, Revenue Recognition ("ASC 605") for revenue based on a formula. Under this method, the Company is entitled to performance-based fees that can amount to as much as 25.0% of a fund's profits, subject to certain hurdles or benchmarks. Performance-based fees are assessed as a percentage of the investment performance of the fund. The performance fees for any period are based upon an assumed liquidation of the fund's net assets on the reporting date, and distribution of the net proceeds in accordance with the fund's income allocation provisions. The performance fees may be subject to reversal to the extent that the performance fees recorded exceed the amount due to the general partner or investment manager based on a fund's cumulative investment returns.

        Performance fees receivable is presented separately in the Combined and Consolidated Statements of Financial Condition and represents performance fees recognized but not yet collected. The timing of the payment of performance fees due to the general partner or investment manager varies depending on the terms of the applicable fund agreements. As of December 31, 2012, we did not accrue a clawback obligation, representing the clawback obligation that would need to be paid if the funds were liquidated at their current fair values at that date.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Fees

        The Company also provides administrative services to certain of its affiliated funds that are reported as other fees. These fees are recognized as revenue in the period administrative services are rendered. These fees are generally based on expense reimbursements that represent the portion of overhead and other expenses incurred by certain support group professionals directly attributable to the fund, but may also be based on a fund's net asset value, for certain funds domiciled outside the U.S.

        Deal fees include special fees such as consulting fees, advisory fees, closing fees, transaction fees and similar fees paid to the Company in connection with portfolio investments of the Consolidated Funds. These fees are specific to particular transactions and the contractual terms of the portfolio investments, and are recognized when earned as specified in certain limited partnership agreements.

Investment Income (Loss)

        Investment income (loss) represents the unrealized and realized appreciation (depreciation) resulting from the investments of AIH LLC and the Consolidated Funds. Investment income (loss) is realized when the Company redeems all or a portion of its investment or when the Company receives cash income, such as dividends or distributions. Unrealized investment income (loss) results from changes in the fair value of the underlying investment as well as the reversal of unrealized appreciation (depreciation) at the time an investment is realized.

Performance Fee Compensation

        The Company has agreed to pay a portion of the performance fees earned from certain funds, including income from Consolidated Funds that is eliminated in consolidation, to investment and non-investment professionals. Depending on the nature of each fund, the performance fee allocation may be structured as a fixed percentage subject to vesting based on continued employment or service (generally over a period of five years) or as an annual award that is fully vested for the particular year. Other limitations may apply to performance fee allocation as set forth in the applicable governing documents of the fund or award documentation. Performance fee compensation is recognized in the same period that the related performance fee is recognized. Performance fee compensation can be reversed during periods when there is a decline in performance fees that were previously recognized.

        Performance fee compensation payable represents the amounts payable to employees who are entitled to a proportionate share of performance fees in one or more funds. The liability is calculated based upon the changes to realized and unrealized performance fees but not payable until the performance fee itself is realized.

Interest and Other Income

        Interest and other income is recognized on an accrual basis to the extent that such amounts are expected to be collected. Interest income earned by the Company was $2.6 million, $1.8 million and $2.7 million for the years ended December 31, 2012, 2011 and 2010, respectively, and is included in interest and other income in the accompanying Combined and Consolidated Statements of Operations. Interest income and other income of the Consolidated Funds remained relatively constant at $1.4 billion for each

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of the three years ended December 31, 2012, 2011 and 2010, and is included in investment income of Consolidated Funds in the accompanying Combined and Consolidated Statements of Operations.

Equity-Based Compensation

        Equity-based compensation expense represents expenses associated with the granting of: (a) direct and indirect profit interests in the Company; (b) put options to sell certain interests at a minimum value; and (c) purchase (or call) options to acquire additional membership interests in the Company.

        Equity-based compensation expense is determined based on the fair value of the respective equity award on the grant date and is recognized on a straight-line basis over the requisite service period, with a corresponding increase in additional paid in capital. Equity-based compensation expense is adjusted, as necessary, for actual forfeitures so as to reflect expenses only for portion of the option that ultimately vests. The Company estimates the fair value of the purchase option as of the grant date using an option pricing model.

        Equity-based compensation expense is presented within compensation and benefits in the Combined and Consolidated Statements of Operations.

Compensation and Benefits

        Compensation generally includes salaries and bonuses. Bonuses are accrued over the service period to which they relate. All payments made to the Company's partners are accounted for as distributions on the equity held by such partners rather than as employee compensation.

Income Taxes

        A substantial portion of the Company's earnings flow through to owners of the Company without being subject to entity level income taxes. Consequently, a significant portion of the Company's earnings reflects no provision for income taxes except those for foreign, city and local income taxes incurred at the entity level. A portion of the Company's operations is held through AHI, which is a U.S. corporation for tax purposes. Because AHI is a U.S. corporation, its income is subject to U.S. federal, state and local income taxes and certain of its foreign subsidiaries are subject to foreign income taxes (for which a foreign tax credit can generally offset U.S. corporate taxes imposed on the same income). Therefore, a provision for corporate level income taxes imposed on AHI's earnings is included in the Company's tax provision. The Company's tax provision also includes entity level income taxes incurred by certain affiliated funds and co-investment entities that are consolidated in these financial statements.

        Income taxes are accounted for using the liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis, using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current and deferred tax liabilities are reflected in the Combined and Consolidated Statements of Financial Condition.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company analyzes its tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where it is required to file income tax returns for all open tax years in these jurisdictions. If, based on this analysis, the Company determines that uncertainties in tax positions exist, it recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits (UTBs) is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company recognizes both accrued interest and penalties, where appropriate, related to UTBs in income tax expense.

        Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under U.S. GAAP. The Company reviews its tax positions quarterly and adjusts its tax balances as new information becomes available.

Foreign Currency

        The U.S. dollar is the Company's functional currency; however, certain transactions of the Company may not be denominated in U.S. dollars. Foreign exchange appreciation (depreciation) arising from these transactions are recognized as interest and other income in the Combined and Consolidated Statements of Operations. For the year ended December 31, 2012, the Company recognized less than $0.1 million in transaction gains (losses) related to foreign currencies revaluation. For the years ended December 31, 2011 and 2010, the Company recognized $(0.6) million and $(0.5) million, respectively, in transaction gains (losses) related to foreign currencies revaluation.

        In addition, the combined and consolidated results include certain foreign subsidiaries and Consolidated Funds that use functional currencies other than the U.S. dollar. Assets and liabilities of these foreign subsidiaries are translated to U.S. dollars at the prevailing exchange rates as of the reporting date. Income and expense and gain and loss transactions denominated in foreign currencies are translated into U.S. dollars monthly using the average exchange rates during the respective transaction period. Translation adjustments resulting from this process are recorded to foreign currency translation gains (losses) in accumulated other comprehensive income.

Depreciation and Amortization

        Depreciation and amortization expense is recognized on a straight-line method over an asset's estimated useful life, which for leasehold improvements is the lesser of the lease terms and the life of the asset, and for other fixed assets is three to seven years. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive income (loss)

        Comprehensive income (loss) consists of net income (loss) and other appreciation (depreciation) affecting members' capital that, under U.S. GAAP, are excluded from net income (loss). The Company's other comprehensive income (loss) is comprised of foreign currency translation adjustments.

Recent Accounting Pronouncements

        In May 2011, FASB issued Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 amends FASB ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), largely to create a uniform framework to improve the comparability of applying fair value measurements presented and disclosed in financial statements made in accordance with U.S. GAAP and International Financial Reporting Standards. The update clarifies FASB's intent regarding the application of existing requirements, expands the disclosure requirements, and amends certain requirements for measuring fair value to achieve convergence. The Company adopted this guidance as of January 1, 2012, and the adoption did not have a material impact on its financial statements. The Company has included the additional disclosures required by this guidance in Note 5, "Fair Value."

        In June 2011, FASB amended its guidance on the presentation of comprehensive income. This guidance eliminates the option to report other comprehensive income and its components in the Combined and Consolidated Statements of Changes in Equity. An entity may elect to present items of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements. Each component of net income and of other comprehensive income needs to be displayed under either alternative. In December 2011, the FASB issued a final standard to defer the new requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The Company has adopted this guidance as of January 1, 2012, and has included a separate statement of comprehensive income for the years ended December 31, 2012, 2011 and 2010 in the accompanying combined and consolidated financial statements.

        In September 2011, FASB amended its guidance for testing goodwill for impairment by allowing an entity to use a qualitative approach to test goodwill for impairment. The amended guidance, included in ASU 2011-08, "Testing Goodwill for Impairment" is effective for the Company for its annual reporting periods beginning after December 15, 2011. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted this guidance on July 31, 2012, the date of annual impairment testing. The amended guidance did not have a material impact on the Company's financial statements.

        In December 2011, FASB amended its guidance for offsetting financial instruments. The amended guidance, included in ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, is effective for the Company for its annual reporting periods beginning on or after January 1, 2013. The amended guidance requires additional disclosure about netting arrangements to enable financial statement users to evaluate the effect or potential effect of such arrangements on an entity's financial position. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In January 2013, FASB issued guidance to clarify the scope of disclosures about offsetting assets and liabilities. The amendments clarify that the scope of guidance issued in December 2011 to enhance disclosures around financial instrument and derivative instruments that are either (a) offset, or (b) subject to a master netting agreement or similar agreement, irrespective of whether they are offset, applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. The amendments are effective for interim and annual periods beginning on or after January 1, 2013. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

        In February 2013, FASB issued guidance on reporting amounts reclassified out of accumulated other comprehensive income ("AOCI"), which requires entities to disclose additional information about reclassification adjustments, including changes in AOCI balances by component and significant items reclassified out of AOCI. The guidance is effective for the Company beginning January 1, 2013 and is to be applied prospectively. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

3. GOODWILL AND INTANGIBLE ASSETS

Asset Acquisitions

        On July 1, 2010, AM LLC acquired three collateral management contracts from a U.S. based CLO asset manager ("CLO Manager A") for $4.4 million. The purchase price was recorded as an intangible asset and is allocated pro rata based on the asset bases of the funds and amortized over the lives of the collateral management contracts. The weighted average amortization period is 115 months. For the years ended December 31, 2012, 2011 and 2010, amortization expense was $0.5 million, $0.5 million, and $0.2 million, respectively, which is included in general, administrative and other expense in the Combined and Consolidated Statements of Operations.

        On April 19, 2011, Ares London acquired a collateral management contract from a London based CLO asset manager ("CLO Manager B") for Euro 8.0 million, or the U.S. dollar equivalent of $11.4 million at the purchase date. The purchase price was recorded as an intangible asset and is amortized over the life of the management fee contract, which is 160 months. For the years ended December 31, 2012 and 2011, amortization expense was $0.9 million and $0.6 million, respectively, which is included in general, administrative and other expense in the Combined and Consolidated Statements of Operations.

        During the third quarter of 2011 and the second quarter of 2012, AM LLC acquired five management contracts from a U.S. based CLO asset manager ("CLO Manager C") for $24.5 million under purchase agreements dated April 7, 2011 and April 27, 2012. The purchase price, which was comprised of payments of approximately $15.6 million in 2011 and approximately $9.4 million in 2012, was recorded as an intangible asset and is allocated pro rata based on the asset bases of the funds and amortized over the lives of the management fee contracts. The weighted average amortization period is 72 months. For the years ended December 31, 2012 and 2011, amortization expense was $3.4 million and $0.7 million, respectively, which is included in general, administrative and other expense in the Combined and Consolidated Statements of Operations.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

3. GOODWILL AND INTANGIBLE ASSETS (Continued)

Business Combinations

        On August 8, 2011, AM LLC purchased the assets of Wrightwood Capital LLC ("Wrightwood") for $4.0 million plus future contingent payments if certain fee paying assets under management targets are met. Under the terms of the purchase agreement, a subsidiary of AM LLC became the investment manager of Wrightwood's legacy funds. $3.3 million of the purchase price was recorded as an intangible asset and is reported in intangible assets in the Combined and Consolidated Statements of Financial Condition. For the years ended December 31, 2012 and 2011, amortization expense is $0.9 million and $0.3 million, respectively, which is included in general, administrative and other expense in the Combined and Consolidated Statements of Operations. The remaining $0.7 million of the purchase price was allocated to the identifiable fixed assets.

        In November 2011, AM LLC acquired Indicus Advisors, LLP ("Indicus"). AM LLC acquired a total of $34.9 million in estimated intangible assets as part of the acquisition, consisting of seven collateral asset management contracts and Indicus' investor list, representing its potential to raise new funds from the existing Indicus investor base. For the years ended December 31, 2012 and 2011, amortization expense was $3.0 and $0.3 million, respectively, which is included in general, administrative and other expense in the Combined and Consolidated Statements of Operations.

        Based on the fair values ascribed to the existing assets acquired and liabilities assumed in the Indicus acquisition, AM LLC recorded approximately $8.4 million of the purchase price to goodwill.

Intangible Assets, Net

        Intangible assets, net represent the fair value in excess of carrying value related to the acquisition of management contracts and $4.6 million of intangible assets that relate to customer lists, or the future benefit of managing new assets for existing clients as a result of the Indicus acquisition.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

3. GOODWILL AND INTANGIBLE ASSETS (Continued)

        The following table summarizes the carrying value, net of accumulated amortization, for the Company's intangible assets:

	As of December 31,
	2012	2011	2010
Indicus	$34,937	$34,937	$—
CLO Manager C	25,032	15,635	—
CLO Manager B(1)	11,863	11,415	—
CLO Manager A	4,358	4,358	4,358
Wrightwood	3,268	3,268	—

Total intangible assets acquired	$79,458	$69,613	$4,358

Less accumulated amortization	$(11,390)	$(2,671)	$(228)

Intangible assets, net	$68,068	$66,942	$4,130

(1)
Intangibles relating to CLO Manager B are recorded in Pounds Sterling and are translated at spot rate at each reporting date.

        Amortization expense associated with intangible assets was $8.7 million, $2.5 million and $0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

        At December 31, 2012, future amortization of finite-lived intangible assets for the years ending 2013 through 2017 is estimated as follows:

Year	Amortization
2013	$9,239
2014	9,120
2015	9,020
2016	8,454
2017	7,474

        The Company did not record any impairment charges against its intangible assets during the 12 months ended December 31, 2012, 2011 and 2010.

4. INVESTMENTS

        Investments are comprised of (a) the investments held by AIH LLC at fair value and (b) investments held by the Consolidated Funds at fair value.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

4. INVESTMENTS (Continued)

        Investments held by AIH are summarized below:

	Fair value at December 31,			Fair value as a percentage of investments at December 31,
Security Description:	2012	2011	2010	2012	2011	2010
Private Investment Partnership Interests:
Ares Commercial Real Estate Corporation	$—	$6,437	$—	0.0%	7.9%	0.0%
Ares Credit Strategies Fund II, L.P.	1,862	1,376	—	1.8%	1.7%	0.0%
Ares ELIS VI Credit Opps Co-Invest LLC	—	7,239	7,017	0.0%	8.8%	10.1%
Ares Strategic Investment Partners III, L.P.	2,388	2,078	2,098	2.3%	2.5%	3.0%
Ares Corporate Opportunities Fund, L.P.(1)	1,504	3,006	4,544	1.4%	3.7%	6.5%
Ares Special Situations Fund III, L.P.(1)	15,942	17,674	8,797	15.1%	21.5%	12.7%

Total private investment partnership interests (cost: $19,914, $37,774, and $19,727 at December 31, 2012, 2011 and 2010, respectively)	$21,696	$37,810	$22,456	20.6%	46.1%	32.3%

Common Stock
Ares Capital Corporation	50,048	44,185	47,131	47.2%	53.9%	67.7%
Ares Commercial Real Estate Corporation	32,840	—	—	31.1%	0.0%	0.0%

Total common stock (cost: $79,036, $39,786, and $39,786 at December 31, 2012, 2011 and 2010, respectively)	$82,888	$44,185	$47,131	78.3%	53.9%	67.7%

Corporate Bond
Ares Commercial Real Estate Corporation Convertible Senior Notes	1,169	—	—	1.1%	0.0%	0.0%

Total corporate bond (cost: $1,150, $0, and $0 at December 31, 2012, 2011 and 2010, respectively)	$1,169	—	—	1.1%	0.0%	0.0%

Total investments (cost: $100,100, $77,560 and $59,513 at December 31, 2012, 2011 and 2010, respectively)	$105,753	$81,995	$69,587	100.0%	100.0%	100.0%

(1)
Security represents the sole underlying investment within an investment partnership.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

4. INVESTMENTS (Continued)

        Investments held in the Consolidated Funds are summarized below:

	Fair value at December 31,			Fair value as a percentage of investments at December 31,
	2012	2011	2010	2012	2011	2010
United States:
Fixed income securities:
Consumer discretionary	$6,092,986	$6,938,166	$6,824,209	27.9%	32.5%	33.0%
Consumer staples	327,374	355,670	427,552	1.5%	1.7%	2.1%
Energy	428,522	527,169	436,703	2.0%	2.5%	2.1%
Financials	469,049	215,996	240,540	2.2%	1.0%	1.2%
Healthcare, education and childcare	1,435,325	1,103,134	981,122	6.6%	5.2%	4.7%
Industrials	2,023,982	1,763,422	1,426,077	9.2%	8.3%	6.9%
Information technology	804,450	499,916	185,292	3.7%	2.3%	0.9%
Materials	459,201	628,864	782,748	2.1%	2.9%	3.8%
Telecommunication services	1,098,503	1,075,640	1,002,275	5.1%	5.0%	4.8%
Utilities	325,782	322,661	381,567	1.5%	1.5%	1.8%

Total fixed income securities (cost: $13,457,320, $13,628,260, and $12,442,124 at December 31, 2012, 2011 and 2010, respectively)	$13,465,174	$13,430,638	$12,688,085	61.8%	62.9%	61.3%

Equity securities:
Consumer discretionary	1,743,884	1,575,098	1,399,923	8.0%	7.5%	6.8%
Consumer staples	146,169	—	32,599	0.7%	0.0%	0.2%
Energy	158,717	157,220	323,578	0.7%	0.7%	1.6%
Financials	152,397	157,976	15,559	0.7%	0.7%	0.1%
Healthcare, education and childcare	278,500	132,871	162,454	1.3%	0.6%	0.8%
Industrials	167,629	240,386	47,142	0.8%	1.1%	0.2%
Materials	21	391,418	1,173,348	—	1.8%	5.7%
Telecommunication services	43,136	107,901	78,996	0.2%	0.5%	0.4%
Utilities	—	98,054	93,329	0.0%	0.5%	0.5%

Total equity securities (cost: $2,525,796, $1,980,838, and $2,179,277 at December 31, 2012, 2011 and 2010, respectively)	$2,690,453	$2,860,924	$3,326,928	12.4%	13.4%	16.3%

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

4. INVESTMENTS (Continued)

	Fair value at December 31,			Fair value as a percentage of investments at December 31,
	2012	2011	2010	2012	2011	2010
Europe:
Fixed income securities:
Consumer discretionary	$1,650,419	$1,645,961	$1,658,368	7.6%	7.8%	8.0%
Consumer staples	144,198	170,491	83,278	0.7%	0.8%	0.4%
Energy	9,215	33,239	57,973	—	0.2%	0.3%
Financials	151,491	100,716	147,261	0.7%	0.5%	0.7%
Healthcare, education and childcare	325,224	343,676	585,981	1.5%	1.6%	2.8%
Industrials	528,267	536,050	478,383	2.4%	2.5%	2.3%
Information technology	147,744	48,617	140,575	0.7%	0.2%	0.7%
Materials	211,702	132,935	79,215	1.0%	0.6%	0.4%
Telecommunication services	883,525	711,583	646,798	4.1%	3.3%	3.1%
Utilities	49,532	27,472	79,331	0.2%	0.1%	0.4%

Total fixed income securities (cost: $4,274,145, $4,221,103, and $4,193,896 at December 31, 2012, 2011 and 2010, respectively)	$4,101,317	$3,750,740	$3,957,163	18.9%	17.6%	19.1%

Equity securities:
Consumer discretionary	601	19,980	6,920	—	0.1%	—
Consumer staples	—	494	—	—	—	—
Financials	29,239	1,903	125,610	0.1%	—	0.6%
Healthcare, education and childcare	9,212	21,135	250	—	0.1%	—
Industrials	11,058	—	—	0.1%	—	—
Information technology	43	—	116	—	—	—
Materials	13,446	209	—	0.1%	—	—
Telecommunication services	2,279	—	9,223	—	—	—

Total equity securities (cost: $81,908, $46,560, and $124,079 at December 31, 2012, 2011 and 2010, respectively)	$65,878	$43,721	$142,119	0.3%	0.2%	0.6%

Asia and other:
Fixed income securities:
Consumer discretionary	$70,881	$35,252	$—	0.3%	0.2%	—
Energy	127	272	—	—	—	—
Financials	452,259	797,323	166,020	2.1%	3.7%	0.8%
Healthcare, education and childcare	22,756	28,652	7,331	0.1%	0.1%	—
Telecommunication services	70,311	—	18,151	0.3%	0.0%	0.1%

Total fixed income securities (cost: 549,670, $824,639, and $157,382 at December 31, 2012, 2011 and 2010, respectively)	$616,334	$861,499	$191,502	2.8%	4.0%	0.9%

Equity securities:
Financials	6,011	—	—	—	—	—
Healthcare, education and childcare	23,493	23,493	—	0.1%	0.1%	—
Materials	56,948	69,586	—	0.3%	0.3%	—

Total equity securities (cost: $81,544, $76,439, and $0 at December 31, 2012, 2011 and 2010, respectively)	$86,452	$93,079	$—	0.4%	0.4%	0.0%

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

4. INVESTMENTS (Continued)

	Fair value at December 31,			Fair value as a percentage of investments at December 31,
	2012	2011	2010	2012	2011	2010
Canada:
Fixed income securities:
Consumer discretionary	$142,757	$93,490	$108,937	0.7%	0.4%	0.5%
Energy	174,841	66,903	98,316	0.8%	0.3%	0.5%
Healthcare, education and childcare	59,989	—	—	0.3%	—	—
Industrials	22,431	7,007	2,703	0.1%	—	—
Materials	2	2,633	—	—	—	—
Telecommunication services	126,624	78,324	130,358	0.6%	0.4%	0.6%

Total fixed income securities (cost: $535,229, $246,124, and $331,327 at December 31, December 31, 2012, 2011 and 2010, respectively)	526,644	248,357	340,314	2.5%	1.1%	1.6%

Equity securities:
Consumer discretionary	1,043	3,725	—	—	—	—
Energy	55,762	50,755	30,418	0.3%	0.2%	0.1%

Total equity securities (cost: $62,784, $57,761, and $30,418 at December 31, 2012, 2011 and 2010, respectively)	$56,805	$54,480	$30,418	0.3%	0.2%	0.1%

Australia:
Fixed income securities:
Industrials	$78,784	$10,074	$—	0.4%	—	—
Telecommunication services	24,091	18,103	2,485	0.1%	0.1%	—
Utilities	13,481	12,108	24,004	0.1%	0.1%	0.1%

Total fixed income securities (cost: $121,013, $45,302, and $26,147 at December 31, 2012, 2011 and 2010, respectively)	116,356	40,285	26,489	0.6%	0.2%	0.1%

Equity Securities:
Utilities	9,570	7,516	—	—	—	—

Total equity securities (cost: $13,382, $13,382, and $0 at December 31, 2012, 2011 and 2010, respectively)	$9,570	$7,516	$—	0.0%	0.0%	0.0%

Total fixed income securities	$18,825,825	$18,331,519	$17,203,553	86.6%	85.8%	83.0%

Total equity securities	$2,909,158	$3,059,720	$3,499,465	13.4%	14.2%	17.0%

Total Investments, at fair value	$21,734,983	$21,391,239	$20,703,018	100.0%	100.0%	100.0%

        At December 31, 2012, 2011 and 2010, no single issuer or investment, including derivative instruments and underlying portfolio investments of funds, had a fair value that exceeded 5.0% of the Company's total consolidated assets.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE

        U.S. GAAP establishes a hierarchal disclosure framework which prioritizes the inputs used in measuring financial instruments at fair value into three levels based on their market observability. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available quoted prices from an active market or for which fair value can be measured based on actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value.

        Financial assets and liabilities measured and reported at fair value are classified as follows:

  •
  Level I—Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

  •
  Level II—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are directly or indirectly observable. Level II inputs include prices in markets for which there are few transactions, prices that are not current, prices for which little public information exists or prices that vary substantially over time or among brokered market makers. Other inputs include interest rates, yield curves, volatilities, prepayment risks, loss severities, credit risks and default rates.

  •
  Level III—Model-derived valuations for which one or more significant inputs are unobservable. These inputs reflect the Company's assessment of the assumptions that market participants use to value the investment based on the best available information.

        In some instances, an instrument may fall into different levels of the fair value hierarchy. In such instances, the instrument's level within the fair value hierarchy is based on the lowest of the three levels (with Level III being the lowest) that is significant to the fair value measurement. The Company's assessment of the significance of an input requires judgment and considers factors specific to the instrument. The Company accounts for the transfer of assets into or out of each fair value hierarchy level as of the beginning of the reporting period.

Investment / Liability Valuations

        The valuation techniques used by the Company to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation techniques applied to the Consolidated Funds and AIH LLC vary depending on the nature of the investment.

        CLO investments and CLO loan obligations:    The Company has elected the fair value option to measure the CLO loan obligations at fair value as the Company has determined that measurement of the loan obligations issued by the CLOs at fair value better correlates with the value of the assets held by the CLOs, which are held to provide the cash flows for the note obligations. The investments of the CLOs are also carried at fair value.

        The fair value of the assets and liabilities are estimated based on various valuation models of third party pricing services as well as internal models. The valuation models generally utilize discounted cash

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

flows and take into consideration prepayment and loss assumptions, based on historical experience and projected performance, economic factors, the characteristics and condition of the underlying collateral, comparable yields for similar securities and recent trading activity. These securities are classified as Level III.

        Corporate debt, bonds, bank loans, and derivative instruments:    The fair value of corporate debt, bonds, bank loans and derivative instruments is estimated based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs. These investments are generally classified within Level II. The Company obtains prices from independent pricing services that generally utilize broker quotes and may use various other pricing techniques which take into account appropriate factors such as yield, quality, coupon rate, maturity, type of issue, trading characteristics and other data. If the pricing services are only able to obtain a single broker quote or utilize a pricing model, such securities will be classified as Level III. If the pricing services are unable to provide prices, the Company will attempt to obtain one or more broker quotes directly from a dealer, price such securities at the last bid price obtained and classify such securities as Level III.

        Equity and equity-related securities:    Securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified as Level I. Securities that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs obtained by the Company from independent pricing services are classified as Level II.

        Partnership interests:    In accordance with ASU 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent), the Company generally values its investments using the net asset value per share equivalent calculated by the investment manager as a practical expedient to determining an independent fair value or estimates based on various valuation models of third-party pricing services, as well as internal models. Such valuations are classified as Level II to the extent the investments are currently redeemable; if the investments are subject to a lock-up period, they are classified as Level III.

        The Company is responsible for all inputs and assumptions related to the pricing of securities. The Company has internal controls in place that support its reliance on information received from third-party pricing sources. As part of its internal controls, the Company obtains, reviews and tests information to corroborate prices received from third-party pricing sources. For any securities, if market or dealer quotations are not readily available, or if the Company determines that a quotation of a security does not represent a fair value, then the security is valued at a fair value as determined in good faith by the Company and classified as Level III. In such instances, the Company uses valuation techniques consistent with the market and income approaches to measure fair value and will give consideration to all factors which might reasonably affect the fair value. The main inputs into the Company's valuation model for these Level III securities include earnings multiples (based on the historical earnings of the issuer) and discounted cash flows. The Company may also consider original transaction price, recent transactions in the same or similar instruments, completed third-party transactions in comparable instruments and other liquidity, credit and market risk factors. Models will be adjusted as deemed necessary by the Company.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

Fair Value of Financial Instruments Held by the Company and Consolidated Funds

        The table below summarizes the valuation of investments and other financial instruments by fair value hierarchy levels as of December 31, 2012:

Investments of the Company	Level I	Level II	Level III	Total
Investments, at fair value
Equity securities	$82,888	$—	$—	$82,888
Bonds	—	—	1,170	1,170
Partnership interests	—	—	21,695	21,695

Total investments, at fair value	82,888	—	22,865	105,753
Derivative assets, at fair value
Forward foreign currency contracts	—	161	—	161
Purchased contracts	—	1,406	—	1,406

Total derivative assets, at fair value	—	1,567	—	1,567

Total	$82,888	$1,567	$22,865	$107,320

Derivative liabilities, at fair value
Forward foreign currency contracts	—	$(1,348)	—	$(1,348)
Interest rate contracts	—	(2,436)	—	(2,436)

Total derivative liabilities, at fair value	$—	$(3,784)	$—	$(3,784)

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The table below summarizes the valuation of investments and other financial instruments by fair value hierarchy levels as of December 31, 2012:

Investments of Consolidated Funds	Level I	Level II	Level III	Total
Investments, at fair value
Equity securities	$436,197	$462,508	$1,972,936	$2,871,641
Bonds	—	1,820,045	2,462,308	4,282,353
Loans	—	13,093,003	973,345	14,066,348
Collateralized loan obligations	—	—	455,559	455,559
Partnership interests	—	—	40,618	40,618
Other	—	16,044	2,420	18,464

Total investments, at fair value	436,197	15,391,600	5,907,186	21,734,983
Derivative assets, at fair value
Interest rate contracts	—	4,224	2,977	7,201
Credit contracts	—	3,829	12,209	16,038
Equity contracts	—	468	—	468
Foreign exchange contracts	—	903	3,208	4,111
Other financial instruments	—	—	—	—

Total derivative assets, at fair value	—	9,424	18,394	27,818

Total	$436,197	$15,401,024	$5,925,580	$21,762,801

Derivative liabilities, at fair value
Forward foreign currency contracts	$—	$(10,017)	$(3,186)	$(13,203)
Written options	—	(23,457)	(11,741)	(35,198)
Credit contracts	—	(391)	—	(391)
Interest rate swaps	—	(9,989)	—	(9,989)
Other financial instruments	—	—	(685)	(685)

Total derivative liabilities, at fair value	$—	$(43,854)	$(15,612)	$(59,466)

Loan obligations of CLOs(1)	—	—	(9,422,570)	(9,422,570)

Total liabilities	$—	$(43,854)	$(9,438,182)	$(9,482,036)

(1)
Ares Enhanced Loan Investment Strategy II, Ltd. has not elected to fair value its loan obligation and is therefore carried at cost of $395,489.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The table below summarizes the valuation of investments and other financial instruments by fair value hierarchy levels as of December 31, 2011:

Investments of the Company	Level I	Level II	Level III	Total
Investments, at fair value
Investments:
Equity securities	$44,186	$—	$6,437	$50,623
Partnership interests	—	—	31,372	31,372

Total investments, at fair value	44,186	—	37,809	81,995
Derivative assets, at fair value
Forward foreign currency contracts	—	72	—	72
Purchased contracts	—	2,366	—	2,366

Total derivative assets, at fair value	—	2,438	—	2,438

Total	$44,186	$2,438	$37,809	$84,433

Derivative liabilities, at fair value
Interest rate contracts	—	(139)	—	(139)

Total derivative liabilities, at fair value	$—	$(139)	$—	$(139)

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

Investments of Consolidated Funds	Level I	Level II	Level III	Total
Investments, at fair value
Equity securities	$1,491,425	$200,115	$1,286,776	$2,978,316
Bonds	1,887	2,399,810	3,624,783	6,026,480
Loans	—	11,083,626	919,829	12,003,455
Collateralized loan obligations	—	—	352,124	352,124
Other	20,420	7,491	2,953	30,864

Total investments, at fair value	1,513,732	13,691,042	6,186,465	21,391,239
Derivative assets, at fair value
Interest rate contracts	—	13,334	6,842	20,176
Credit contracts	—	32,096	—	32,096
Equity contracts	—	192	—	192
Foreign exchange contracts	—	1,302	6,166	7,468
Other financial instruments	—	—	823	823

Total derivative assets, at fair value	—	46,924	13,831	60,755

Total	$1,513,732	$13,737,966	$6,200,296	$21,451,994

Derivative liabilities, at fair value
Interest rate contracts	—	(26,708)	—	(26,708)
Credit contracts	—	(33,591)	—	(33,591)
Foreign exchange contracts	—	(1,303)	—	(1,303)

Total derivative liabilities, at fair value	$—	$(61,602)	$—	$(61,602)

Loan obligations of CLOs(1)	—	—	(8,172,612)	(8,172,612)

Total liabilities	$—	$(61,602)	$(8,172,612)	$(8,234,214)

(1)
Ares Enhanced Loan Investment Strategy II, Ltd. has not elected to fair value its loan obligation and is therefore carried at cost of $400,489.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The table below summarizes the valuation of investments and other financial instruments by fair value hierarchy levels as of December 31, 2010:

Investments of the Company	Level I	Level II	Level III	Total
Investments, at fair value
Equity securities	$47,132	$—	$—	$47,132
Partnership interests	—	—	22,455	22,455

Total investments, at fair value	47,132	—	22,455	69,587
Derivative assets, at fair value
Forward foreign currency contracts	—	1,847	—	1,847

Total derivative assets, at fair value	—	1,847	—	1,847

Total	$47,132	$1,847	$22,455	$71,434

Liabilities
Derivative liabilities, at fair value
Interest rate swaps	—	(1,401)	—	(1,401)

Total derivative liabilities, at fair value	$—	$(1,401)	$—	$(1,401)

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

Investments of Consolidated Funds	Level I	Level II	Level III	Total
Assets
Equity securities	$1,630,155	$63,075	$1,748,447	$3,441,677
Bonds	—	2,879,815	3,551,161	6,430,976
Loans	—	9,834,880	763,600	10,598,480
Collateralized loan obligations	—	—	174,100	174,100
Partnership interests	—	—	15,559	15,559
Other	28	41,917	281	42,226

Total investments, at fair value	1,630,183	12,819,687	6,253,148	20,703,018
Derivative assets, at fair value
Interest rate contracts	—	37,147	1,440	38,587
Credit contracts	—	3,893		3,893
Equity contracts	—	1,754	147	1,901
Foreign exchange contracts	—	375	8,872	9,247
Other financial instruments	559			559

Total derivative assets, at fair value	559	43,169	10,459	54,187

Total	$1,630,742	$12,862,856	$6,263,607	$20,757,205

Liabilities
Derivative liabilities, at fair value
Interest rate contracts	$—	$(11,084)	$(16,529)	$(27,613)
Credit contracts	—	(29,365)	—	(29,365)
Equity contracts	—	(3,792)	—	(3,792)
Foreign exchange contracts	—	(1,316)	(131)	(1,447)
Other financial instruments	—	—	—	—

Total derivative liabilities, at fair value	$—	$(45,557)	$(16,660)	$(62,217)

Loan obligations of CLOs(1)	—	—	(6,637,568)	(6,637,568)

Total liabilities	$—	$(45,557)	$(6,654,228)	$(6,699,785)

(1)
Ares Enhanced Loan Investment Strategy II, Ltd. has not elected to fair value its loan obligation and is therefore carried at cost of $396,489.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The following tables set forth a summary of changes in the fair value of the Level III investments for the year ended December 31, 2012:

	For the Year Ended December 31, 2012 Investments of Ares Investments Holdings LLC
	Fixed Income	Partnership Interests	Total
Balance, beginning of period	$6,437	$31,372	$37,809
Transfer out	(6,437)	—	(6,437)
Purchases	1,150	2,494	3,644
Sales	—	(19,621)	(19,621)
Realized and unrealized appreciation (depreciation), net	20	7,450	7,470

Balance, end of period	$1,170	$21,695	$22,865

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$19	$2,443	$2,462

	For the Year Ended December 31, 2012 Investments of Consolidated Funds
	Equity Securities	Fixed Income	Partnership Interests	Other Financial Instruments	Total
Balance, beginning of period	$1,286,776	$4,896,736	$—	$16,784	$6,200,296
Transfer in	—	191,736	—	(1,212)	190,524
Transfer out	(38,110)	(312,013)	—	—	(350,123)
Acquired funds	—	105	—	—	105
Purchases	1,099,404	1,136,010	40,358	9,828	2,285,600
Sales	(672,823)	(2,457,678)	—	(2,028)	(3,132,529)
Accrued discounts/premiums	—	35,205	—	(24)	35,181
Realized and unrealized appreciation (depreciation), net	297,689	401,111	260	(18,146)	680,914

Balance, end of period	$1,972,936	$3,891,212	$40,618	$5,202	$5,909,968

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$(6,630)	$64,232	$(158)	$(11,197)	$46,247

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The following tables set forth a summary of changes in the fair value of the Level III investments for the year ended December 31, 2011:

	For the Year Ended December 31, 2011 Investments of Ares Investments Holdings LLC
	Fixed Income	Partnership Interests	Total
Balance, beginning of period	$—	$22,455	$22,455
Purchases	6,600	17,928	24,528
Sales	—	(12,337)	(12,337)
Realized and unrealized appreciation (depreciation), net	(163)	3,326	3,163

Balance, end of period	$6,437	$31,372	$37,809

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$(163)	$(2,530)	$(2,693)

	For the Year Ended December 31, 2011 Investments of Consolidated Funds
	Equity Securities	Fixed Income	Partnership Interests	Other Financial Instruments	Total
Balance, beginning of period	$1,748,447	$4,488,861	$15,559	$(5,920)	$6,246,947
Initial consolidation of acquired funds	—	265,753	4,828	(179)	270,402
Transfer in	1,704	327,213	—	9,615	338,532
Transfer out	(695,906)	(471,231)	—	13,284	(1,153,853)
Acquired funds	—	(1,140)	—	—	(1,140)
Purchases	330,701	1,321,720	—	22,394	1,674,815
Sales	(109,853)	(1,157,888)	(18,740)	(19,713)	(1,306,194)
Accrued discounts/premiums	348	59,342	—	—	59,690
Realized and unrealized appreciation (depreciation), net	11,335	64,106	(1,647)	(2,697)	71,097

Balance, end of period	$1,286,776	$4,896,736	$—	$16,784	$6,200,296

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$17,022	$58,361	$—	$1,311	$76,694

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The following tables set forth a summary of changes in the fair value of the Level III investments for the year ended December 31, 2010:

	For the Year Ended December 31, 2010 Investments of Ares Investments Holdings LLC
	Partnership Interests	Total
Balance, beginning of period	$7,435	$7,435
Purchases/sales, net	12,124	12,124
Realized and unrealized appreciation (depreciation), net	2,896	2,896

Balance, end of period	$22,455	$22,455

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$2,856	$2,856

	For the Year Ended December 31, 2010 Investments of Consolidated Funds
	Equity Securities	Fixed Income	Partnership Interests	Other Financial Instruments	Total
Balance, beginning of period	$1,217,230	$2,891,058	$16,017	$(3,612)	$4,120,693
Initial consolidation of the acquired funds	—	7,797	—	—	7,797
Transfer in/out, net	(17,675)	67,287	—	(53)	49,559
Purchases/sales, net	228,508	1,134,736	(2,382)	(2,004)	1,358,858
Accrued discounts/premiums	—	72,618	—	(60)	72,558
Realized and unrealized appreciation (depreciation), net	320,384	315,365	1,924	(191)	637,482

Balance, end of period	$1,748,447	$4,488,861	$15,559	$(5,920)	$6,246,947

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$230,643	$209,889	$1,924	$(870)	$441,586

        Total realized and unrealized appreciation (depreciation) recorded for Level III investments are included in net realized gain (loss), on investments and net change in unrealized appreciation (depreciation) on investments in the Combined and Consolidated Statements of Operations, respectively.

        The Company recognizes transfers between the levels as of the beginning of the period. Transfers out of Level III were generally attributable to certain investments that experienced a more significant level of market activity during the period and thus were valued using observable inputs either from independent pricing services or multiple brokers. Transfers into Level III were generally attributable to certain

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

investments that experienced a less significant level of market activity during the period and thus were only able to obtain one quote from a broker or independent pricing service. There were no significant individual transfers between Level I and Level II for the years ended December 31, 2012 and 2011. For the year ended December 31, 2010, there were no transfers between Level I and Level II; however, a portion of one of the Consolidated Fund's original bank loan investments was restructured into equity during the year, and is classified as a Level I security as it became a marketable security.

        The following table sets forth a summary of changes in the fair value of the Level III investments for the CLO loan obligations for the years ended December 31, 2012, 2011 and 2010:

	For the Years Ended December 31,
	2012	2011	2010
Balance, beginning of period	$8,172,612	$6,637,568	$5,687,292
Equity appropriated for Consolidated Funds	1,582,740	2,512,407	859,786
Borrowings	25,749	108,870	141,000
Paydowns	(1,256,031)	(1,169,812)	(486,397)
Issuances	—	11,354	—
Realized and unrealized losses, net	897,500	72,225	435,887

Balance, end of period	$9,422,570	$8,172,612	$6,637,568

        The following tables summarize the quantitative inputs and assumptions used for the Company's Level III inputs as of December 31, 2012:

ARES INVESTMENTS HOLDINGS LLC
As of December 31, 2012

Investments	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range
Assets
Partnership interests	$21,695	Net asset value	N/A	N/A
Bonds	1,170	Broker quotes and/or 3rd party pricing services	N/A	N/A

Total	$22,865

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

CONSOLIDATED FUNDS
As of December 31, 2012

Investments	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range
Assets
Equity securities	$12,993	Broker quotes and/or 3rd party pricing services	N/A	N/A
	19,374	EV market multiple analysis	EBITDA Multiple	5.7x - 10.5x
	39,790	Market approach (comparable companies)	Book Value multiple	1.0x - 1.5x
	968,286	Market approach (comparable companies)	EBITDA multiple	5x - 12x
	23,493	Market approach (comparable companies)	Net Income multiple	20x - 25.0 x
	8,123	Market approach	Other	N/A
	1,389	Other	N/A	N/A
	904,594	Recent transaction price(1)	N/A	N/A
Fixed income	1,696,240	Broker quotes and/or 3rd party pricing services	N/A	N/A
	39,069	EV market multiple analysis	EBITDA multiple	2x - 9.4x
	11,549	Discounted cash flow	Discount rate	2%
			Prepayment rate	10%
			Recovery rates	70%
	406,737	Discounted cash flow	Yield to maturity	7% - 9%
	19,041	Discounted cash flow	Yield to worst	19%
	8,172	Income approach	Yield	6% - 10%
	106,401	Market approach (comparable companies)	Book value multiple	1.0x - 1.5x
	675,892	Market approach (comparable companies)	EBITDA multiple	5x - 12x
	110,508	Recent transaction price(1)	N/A	N/A
	817,710	Yield analysis	Market yield	2.5x - 16.x
Partnership and LLC interests	35,416	Net asset value	N/A	N/A
Other	2,616	Broker quotes and/or 3rd party pricing services	N/A	N/A
Derivative instruments of Consolidated Funds	2,575	Broker quotes and/or 3rd party pricing services	N/A	N/A

Total assets	$5,909,968

Liabilities
Fixed income	$7,933,707	Broker quotes and/or 3rd party pricing services	N/A	N/A
	441,882	Discounted cash flow	Default rate	3.0%
			Discount rate	34.9%
			Prepayment rate	10.0%
	3,348	Liquidation value	Other(2)	N/A
	595,300	Net asset value	N/A	N/A
	448,333	Recent transaction price(1)	N/A	N/A

Total liabilities	$9,422,570

(1)
Certain investments are valued based on recent transactions, generally defined as investments purchased or sold, adjusted when appropriate based on consideration of any changes in significant unobservable inputs, valuations of comparable companies and other similar transactions. In other cases, the fair value may be based on a pending transaction expected to occur after the valuation date.

(2)
Presents residual value of assets.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The significant unobservable inputs used in the fair value measurement of the Company's investments in equity securities include earnings before interest, tax, depreciation and amortization ("EBITDA"), book value, and net income multiples. Significant increase (decrease) in EBITDA, book value, or net income multiples in isolation would result in a significantly higher (lower) fair value measurement.

        The significant unobservable inputs used in the fair value measurement of the Company's investments in bonds are EBITDA and book value multiples, discount rates, prepayment rates, recovery rates, and market yields. Significant increases (decreases) in EBITDA and book value multiples and recovery rates would result in a significantly higher (lower) fair value measurement. Significant increases (decreases) in prepayment rates and market yields would result in lower (higher) fair value measurements.

        The significant unobservable inputs used in the fair value measurement of the Company's loans payable are discount rates, default rates, prepayment rates and other. Significant increases (decreases) in discount rates or default rates in isolation would result in a significantly lower (higher) fair value measurement.

6. DERIVATIVE FINANCIAL INSTRUMENTS

        In the normal course of business, AM LLC, AIH LLC and the Consolidated Funds use various types of derivative instruments primarily to mitigate against credit and foreign exchange risk. The derivative instruments held by these funds do not qualify for hedge accounting under the accounting standards for derivatives and hedging. The Company recognizes all of its derivative instruments at fair value as either assets or liabilities in the Combined and Consolidated Statements of Financial Condition. In accordance with ASC 815, changes in the fair value of derivative instruments are included in net change in unrealized gain/loss on investments in the Combined and Consolidated Statements of Operations. The Company does not designate its derivatives as hedging instruments in accordance with ASC 815.

        The Company is exposed to certain risks relating to its ongoing operations; the primary risks managed by using derivative instruments are credit risk and foreign exchange risk. The Company's derivative instruments include warrants, currency options, purchased options, interest rate swaps and credit default swaps and forward contracts.

        By using derivatives, the Company is exposed to counterparty credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform, the Company's counterparty credit risk is equal to the amount reported as a derivative asset on the Company's balance sheet. The amounts reported as a derivative asset are derivative contracts in a gain position, and to the extent subject to legally enforceable master netting arrangements, net of derivatives in a loss position with the same counterparty and cash collateral received. The Company minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, executing master netting arrangements and obtaining collateral, where appropriate. To the extent the master netting arrangements and other criteria meet the applicable requirements, including determining the legal enforceability of the arrangements, it is the Company's policy to present derivative balances and related cash collateral amounts net in the balance sheet.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Qualitative Disclosures of Derivative Financial Instruments

        Following is a description of the significant derivative instruments utilized by AM LLC, AIH LLC and the Consolidated Funds during the reporting periods.

Forward Foreign Currency Contracts

        The Company enters into foreign currency forward exchange contracts to hedge against foreign currency exchange rate risk on its non-U.S. dollar denominated cash flow. When entering into a forward currency contract, the Company agrees to receive and/or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed-upon future date. Forward foreign currency contracts involve elements of market risk in excess of the amounts reflected in the Combined and Consolidated Statements of Financial Condition. The Company bears the risk of an unfavorable change in the foreign exchange rate underlying the forward foreign currency contract. In addition, the potential inability of the counterparties to meet the terms of their contracts poses a risk to the Company.

Interest Rate Swaps

        AIH LLC and the Consolidated Funds enter into interest rate swap contracts to mitigate their interest rate risk exposure. Interest rate swaps represent an agreement between two counterparties to exchange cash flows based on the difference in two interest rates, applied to the notional principal amount for a specified period. The payment flows are generally netted, with the difference being paid by one party to the other. The interest rate swap contracts effectively mitigate the Company's exposure to interest rate risk by converting a portion of the Company's floating-rate debt to a fixed-rate basis.

        The interest rate swaps are mark-to-market based upon quotations from pricing services or by the Company and the change in value, if any, is recorded as a net change in unrealized appreciation (depreciation) on investments in the Combined and Consolidated Statements of Operations.

Credit Default Swaps

        The Consolidated Funds enter into credit default swap contracts for investment purposes and to manage credit risk. As a seller in a credit default swap contract, a Consolidated Fund is required to pay the notional or other agreed-upon value to the counterparty in the event of a default by a third party, either a U.S. or foreign corporate issuer (or an index of U.S. or foreign corporate issuers), on the referenced debt obligation. In return, the Consolidated Fund receives from the counterparty a periodic stream of payments over the term of the contract, provided that no event of default has occurred, and has no payment obligations. Such payments are accrued daily and accounted for as realized gain in the Combined and Consolidated Statements of Operations.

        The Consolidated Funds may also purchase credit default swap contracts to mitigate the risk of default by debt securities held. In these cases, the Consolidated Fund functions as the counterparty referenced in the preceding paragraph. As a purchaser of a credit default swap contract, the Consolidated Fund receives the notional or other agreed upon value from the counterparty in the event of default by a third party, either a U.S. or foreign corporate issuer (or an index of U.S. or foreign corporate issuers) on

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

the referenced debt obligation. In return, the Consolidated Fund makes periodic payments to the counterparty over the term of the contract provided no event of default has occurred. Such payments are accrued daily and accounted for as realized loss in the Combined and Consolidated Statements of Operations.

        Entering into credit default swaps exposes the Consolidated Funds to credit, market and documentation risk in excess of the related amounts recognized on the Combined and Consolidated Statements of Financial Position. Such risks involve the possibility that there will be no liquid market for these agreements, that the counterparty to the agreements may default on its obligations to perform or disagree as to the meaning of the contractual terms in the agreements, and that there will be unfavorable changes in net interest rates.

        The credit default swaps are mark-to-market daily based upon quotations from pricing services and the change in value, if any, is recorded as a net change in unrealized appreciation (depreciation) on investments in the Combined and Consolidated Statements of Operations.

Quantitative Disclosures of Derivative Financial Instruments

        The following tables identify the fair value and notional amounts of derivative contracts by major product type on a gross basis for AM LLC, AIH LLC and the Consolidated Funds as of December 31, 2012, 2011 and 2010, which amounts may be offset to the extent that there is a legal right to offset and presented net in derivative assets or derivative liabilities in the Combined and Consolidated Statements of Financial Condition:

	As of December 31, 2012
	Assets		Liabilities
Ares Management LLC and Ares Investments Holdings LLC	Notional(1)	Fair Value	Notional(1)	Fair Value
Interest rate contracts	$—	$—	$250,000	$2,436
Foreign exchange contracts	19,721	1,567	65,727	1,348

Total gross derivatives, at fair value	$19,721	$1,567	$315,727	$3,784

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	As of December 31, 2012
	Assets		Liabilities
Consolidated Funds	Notional(1)	Fair Value	Notional(1)	Fair Value
Interest rate contracts	$198,423	$7,201	$108,909	$13,203
Credit contracts	140,305	16,038	564,909	35,198
Equity contracts	4,752	468	1,040,000	391
Foreign exchange contracts	137,715	4,111	455,691	9,989
Other financial instruments	—	—	694	685

Total gross derivatives, at fair value	481,195	27,818	2,170,203	59,466

Warrants—Equity(2)	7,172	18,440	—	—
Warrants—Other(2)	60,000	720	—	—

TOTAL	$548,367	$46,978	$2,170,203	$59,466

(1)
Represents the total contractual amount of derivative assets and liabilities outstanding.

(2)
The fair value of Warrants are included as part of Investments, on the Combined and Consolidated Statement of Financial Condition.

        Derivative Contracts as of December 31, 2011 are as follows:

	As of December 31, 2011
			Liabilities
	Assets
				Fair Value
Ares Investments Holdings LLC	Notional(1)	Fair Value	Notional(1)
Foreign exchange contracts	$26,420	$2,438	$10,192	$139

Total gross derivatives, at fair value	$26,420	$2,438	$10,192	$139

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	As of December 31, 2011
	Assets		Liabilities
Consolidated Funds	Notional(1)	Fair Value	Notional(1)	Fair Value
Interest rate contracts	$181,652	$20,176	$483,950	$26,708
Credit contracts	714,397	32,096	716,249	33,591
Equity contracts	263	192	—	—
Foreign exchange contracts	87,510	7,468	64,706	1,303
Other financial instruments	2,752	823	—	—

Total gross derivatives, at fair value	986,574	60,755	1,264,905	61,602

Warrants—Credit(2)	70,000	2,616	—	—
Warrants—Equity(2)	7,673	30,841	—	—
Warrants—Other(2)	27	24	—	—

TOTAL	$1,064,274	$94,236	$1,264,905	$61,602

(1)
Represents the total contractual amount of derivative assets and liabilities outstanding.

(2)
The fair value of Warrants are included as part of Investments, on the Combined and Consolidated Statement of Financial Condition.

        Derivative Contracts as of December 31, 2010 are as follows:

	As of December 31, 2010
	Assets		Liabilities
Ares Investments Holdings LLC	Notional(1)	Fair Value	Notional(1)	Fair Value
Foreign exchange contracts	$13,916	$1,847	$—	$—
Interest rate contracts	—	—	90,000	1,401

Total gross derivatives, at fair value	$13,916	$1,847	$90,000	$1,401

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	As of December 31, 2010
	Assets		Liabilities
Consolidated Funds	Notional(1)	Fair Value	Notional(1)	Fair Value
Interest rate contracts	$199,345	$38,587	$554,575	$27,613
Credit contracts	282,113	3,893	282,113	29,365
Equity contracts	5,068	1,901	25,438	3,792
Foreign exchange contracts	28,068	9,247	33,439	1,447
Other financial instruments	1,107	559	—	—

Total gross derivatives, at fair value	515,701	54,187	895,565	62,217

Warrants—Equity(2)	2,594	45,175	—	—
Warrants—Other(2)	44	19	—	—

TOTAL	$518,339	$99,381	$895,565	$62,217

(1)
Represents the total contractual amount of derivative assets and liabilities outstanding.

(2)
The fair value of Warrants are included as part of Investments, on the Combined and Consolidated Statement of Financial Condition.

        The following tables present a summary of net realized and unrealized appreciation (depreciation) on derivative instruments as of December 31, 2012, 2011 and 2010, which is included in net investment gains/(loss) on investments of AM LLC, AIH LLC and the Consolidated Funds in the Combined and Consolidated Statements of Operations:

	As of December 31, 2012
Ares Management LLC	Foreign Exchange Contracts	Total
Unrealized appreciation (depreciation)
Forward contracts	$(142)	$(142)

Total change in unrealized appreciation (depreciation)	$(142)	$(142)

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	As of December 31, 2012
Ares Investments Holdings LLC	Interest Rate Contracts	Foreign Exchange Contracts	Total
Realized gain/(loss)
Purchased options	$—	$112	$112
Swaps	(601)	—	(601)
Foreign currency forward contracts	—	66	66

Total realized gain/(loss)	$(601)	$178	$(423)

Unrealized appreciation (depreciation)
Purchased options	$—	$(982)	$(982)
Written options	—	139	139
Swaps	(2,436)	—	(2,436)
Foreign currency forward contracts	—	(1,117)	(1,117)

Total change in unrealized appreciation (depreciation)	$(2,436)	$(1,960)	$(4,396)

	As of December 31, 2012
Consolidated Funds	Interest Rate Contracts	Credit Contracts	Equity Contracts	Foreign Exchange Contracts	Other	Total
Realized gain/(loss)
Purchased options	$—	$—	$(5,918)	$(3,626)	$—	$(9,544)
Written options	—	—	—	2,075	—	2,075
Swaps	(28,023)	(3,522)	(6,070)	3,615	—	(34,000)
Interest rate caps/floor	—	—	—	5,821	—	5,821
Warrants(1)	—	—	358	—	—	358
Foreign currency forward contracts	—	—	—	(9,215)	—	(9,215)

Total realized gain/(loss)	$(28,023)	$(3,522)	$(11,630)	$(1,330)	$—	$(44,505)

Unrealized appreciation (depreciation)
Purchased options	$—	$—	$(145)	$667	$—	$522
Written options	—	—	—	(550)	—	(550)
Swaps	4,049	(17,245)	(391)	(2,915)	(706)	(17,208)
Interest rate caps/floor	(76)	—	—	(4,751)	—	(4,827)
Warrants(1)	(479)	—	(8,668)	(4)	—	(9,151)
Foreign currency forward contracts	—	—	—	(174)	—	(174)

Total change in unrealized appreciation (depreciation)	$3,494	$(17,245)	$(9,204)	$(7,727)	$(706)	$(31,388)

(1)
Realized and unrealized gains (losses) on warrants are also reflected in the changes presented on the investment footnote table.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        Net realized and unrealized appreciation (depreciation) on derivative contracts as of December 31, 2011 are as follows:

	As of December 31, 2011
Ares Investments Holdings LLC	Interest Rate Contracts	Foreign Exchange Contracts	Total
Realized gain/(loss)
Swaps	$(1,684)	$—	$(1,684)
Foreign currency forward contracts	—	14	14

Total realized gain/(loss)	$(1,684)	$14	$(1,670)

Unrealized appreciation (depreciation)
Purchased options	$—	$518	518
Written options	—	(139)	(139)
Swaps	1,694	—	1,694
Foreign currency forward contracts	—	72	72

Total change in unrealized appreciation (depreciation)	$1,694	$451	$2,145

	As of December 31, 2011
Consolidated Funds	Interest Rate Contracts	Credit Contracts	Equity Contracts	Foreign Exchange Contracts	Other	Total
Realized gain/(loss)
Purchased options	$—	$—	$(10,835)	$(1,420)	$—	$(12,255)
Written options	—	—	—	1,421	—	1,421
Swaps	5,811	(5,991)	—	2,471	—	2,291
Interest rate caps/floor	(96)	6,038	—	—	—	5,942
Warrants(1)	—	—	5,082	—	—	5,082
Foreign currency forward contracts	—	—	—	(1,900)	—	(1,900)

Total realized gain/(loss)	$5,715	$47	$(5,753)	$572	$—	$581

Unrealized appreciation (depreciation)
Purchased options	$—	$—	$4,491	$(846)	$—	$3,645
Written options	—	—	609	665	—	1,274
Swaps	(8,055)	14,505	—	(2,575)	169	4,044
Interest rate caps/floor	(1,228)	(4,323)	—	—	—	(5,551)
Warrants(1)	—	—	2,044	—	—	2,044
Foreign currency forward contracts	—	—	—	1,120	—	1,120

Total change in unrealized appreciation (depreciation)	$(9,283)	$10,182	$7,144	$(1,636)	$169	$6,576

(1)
Realized and unrealized gains (losses) on warrants are also reflected in the changes presented on the investment footnote table.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        Net realized and unrealized appreciation (depreciation) on derivative contracts as of December 31, 2010 are as follows:

	As of December 31, 2010
Ares Investments Holdings LLC	Interest Rate Contracts	Foreign Exchange Contracts	Total
Realized gain/(loss)
Swaps	$(2,036)	$—	$(2,036)

Total realized gain/(loss)	$(2,036)	$—	$(2,036)

Unrealized appreciation (depreciation)
Swaps	$779	$—	$779
Foreign currency forward contracts	—	292	292

Total change in unrealized appreciation (depreciation)	$779	$292	$1,071

	As of December 31, 2010
Consolidated Funds	Interest Rate Contracts	Credit Contracts	Equity Contracts	Foreign Exchange Contracts	Other	Total
Realized gain/(loss)
Purchased options	$—	$—	$(4,247)	$—	$—	$(4,247)
Written options	—	—	1,511	—	—	1,511
Swaps	(8,524)	(16,908)	—	1,134	—	(24,298)
Interest rate caps/floor	5,873	—	—	—	—	5,873

Total realized gain/(loss)	$(2,651)	$(16,908)	$(2,736)	$1,134	$—	$(21,161)

Unrealized appreciation (depreciation)
Purchased options	$—	$—	$(2,214)	$—	$—	$(2,214)
Swaps	(14,555)	(10,617)	—	2,186	1,495	(21,491)
Interest rate caps/floor	(294)	—	—	—	—	(294)
Warrants(1)	—	—	6,142	—	—	6,142
Foreign currency forward contracts	—	—	—	(1,143)	—	(1,143)

Total change in unrealized appreciation/(depreciation)	$(14,849)	$(10,617)	$3,928	$1,043	$1,495	$(19,000)

(1)
Realized and unrealized gains (losses) on warrants are also reflected in the changes presented on the investment footnote table.

7. DEBT OBLIGATIONS AND CREDIT FACILITIES

        Debt obligations represent the (a) credit facility of the Company, (b) loan obligations of the consolidated CLOs and (c) credit facilities of the consolidated non-CLO funds. The Company has elected to measure the loan obligations of the consolidated CLOs at fair value and reflect the credit facilities for

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

the Company and consolidated non-CLO funds at cost. Refer to Note 5, "Fair Value" for more information regarding the loan obligations of the consolidated CLOs.

Credit Facilities of the Company

        On March 26, 2010, the Company amended and restated its credit facility (the "Credit Facility") with a syndicate of financial institutions. The Credit Facility included a $65.0 million revolving credit facility and $140.0 million term loan. On September 24, 2010, the Credit Facility was amended to increase the revolving credit facility to $90.0 million. The revolving credit facility and term loan were scheduled to mature on March 30, 2015. Interest rates were calculated for base rate loans based on base rate plus 1.00% and LIBOR rate loans based on LIBOR rate plus 2.75%. Unused commitment fees under the Credit Facility were payable quarterly in arrears at a rate of 0.30%. The Company's investment holdings and management contracts were pledged as collateral for borrowings under the Credit Facility. Proceeds from the Credit Facility are primarily used by the Company to fund operations and investments. Debt issuance costs are amortized on a straight line basis over the life of the Credit Facility. AIH LLC enters into interest rate swap contracts to hedge against the impact of fluctuations in the interest rate under the Credit Facility. For each of the periods presented, the Company has made all repayments required by the Credit Facility and has been in compliance with financial and non-financial covenants under the Credit Facility.

        As of December 31, 2010, the Company had $140.0 million outstanding under the term loan, presented within debt obligations on the Combined and Consolidated Statements of Financial Condition. The annual interest rate on the Credit Facility (the "All-In Rate") was 3.05%. Debt issuance costs pertaining to the amendment of the Credit Facility were $2.1 million and are included in other assets in the Combined and Consolidated Statements of Financial Condition. $0.2 million of expense incurred during the year ended December 31, 2010 relating to the unused commitment fee and $4.3 million relating to interest are included in interest expense in the Combined and Consolidated Statements of Operations. $0.4 million of amortization of debt issuance costs are included in general, administrative and other expense in the Combined and Consolidated Statements of Operations.

        In October 2008, AIH LLC entered into a three-year interest rate swap contract to mitigate the impact of fluctuations in the interest rate on a $50.0 million notional amount of the Credit Facility. The swap converted the variable rate index to a fixed rate index of 3.27%, thereby effectively converting the floating rate Credit Facility to a fixed rate obligation of 6.02%. The interest rate swap matured on October 28, 2011.

        In April 2009, AIH LLC entered into a two-year interest rate swap contract to mitigate the impact of the fluctuations in the interest rate on a $40.0 million notional amount of the Credit Facility. The swap converted the variable rate index to a fixed rate index of 1.69%, thereby effectively converting the floating rate Credit Facility to a fixed rate obligation of 4.44%. The interest rate swap matured on April 15, 2011.

        On May 2, 2011, the Company amended and restated the Credit Facility to provide for a $205.0 million revolving credit facility and a $205.0 million term loan. The maturity date of the Credit Facility was extended to May 2, 2016. Interest rates for base rate loans were based on base rate plus 1.25% and LIBOR rate loans were based on LIBOR rate plus 2.25%. Unused commitment fees are payable quarterly in arrears at a rate of 0.30%.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

        As of December 31, 2011, the Company had $205.0 million outstanding under the term loan, presented as debt obligations on the Combined and Consolidated Statements of Financial Condition. The All-In Rate for the Credit Facility was 2.56%. Debt issuance costs pertaining to the amendment of the Credit Facility were $3.7 million and were included in other assets in the Combined and Consolidated Statements of Financial Condition. $0.5 million of expense incurred during the year ended December 31, 2011 relating to the unused commitment fee and $4.7 million relating to interest were both included in interest expense in the Combined and Consolidated Statements of Operations. $0.6 million of amortization of debt issuance costs and $1.2 million of debt extinguishment cost resulting from the write off of unamortized costs of prior credit facilities are included in general, administrative and other expense and debt extinguishment expense, respectively, in the Combined and Consolidated Statements of Operations.

        On January 4, 2012, the Company further amended the Credit Facility to upsize the facility to $500.0 million, of which $250.0 million was a revolving credit facility and $250.0 million was a term loan.

        On December 17, 2012, the Company further amended and restated the Credit Facility to provide for a $393.75 million revolving credit facility and approximately $281.3 million term loan. The amendment extended the maturity date of the Credit Facility to December 17, 2017. Under the amended Credit Facility, interest rates are dependent upon corporate credit ratings. As of December 31, 2012, base rate loans bear interest calculated based on the base rate plus 0.75% and the LIBOR rate loans bear interest calculated based on LIBOR rate plus 1.75%. Unused commitment fees are payable at a rate of 0.25% per annum. The Company has remained in compliance with all provisions of the term note since inception.

        As of December 31, 2012, the Company had $281.25 million outstanding under the term loan, presented as debt obligations on the Combined and Consolidated Statements of Financial Condition. The All-In Rate for the Credit Facility is 2.00%. $5.4 million of debt issuance costs pertaining to the amendment of the Credit Facility is included in other assets in the Combined and Consolidated Statements of Financial Condition. $0.7 million of expense incurred during the year ended December 31, 2012, relating to the unused commitment fee and $6.9 million relating to interest are included in interest expense in the Combined and Consolidated Statements of Operations. For the year ended December 31, 2012 amortization of debt issuance costs of $0.9 million and $3.0 million of debt extinguishment cost resulting from the write off of unamortized costs pertaining to previous credit facilities are included in general, administrative and other expense and debt extinguishment expense, respectively, in the Combined and Consolidated Statements of Operations.

        In April 2012, AIH LLC entered into two four-year interest rate swap contracts to mitigate the impact of the fluctuations in the interest rate on $50.0 million and $75.0 million notional amounts of the Credit Facility. The swaps converted the variable rate index to a fixed rate index of 0.85%, thereby effectively converting the floating rate Credit Facility to a fixed rate obligation of 3.10%. The interest rate swaps matured on May 2, 2016 and May 3, 2016.

        In July 2012, AIH LLC entered into two four-year interest rate swap contracts to mitigate the impact of the fluctuations in the interest rate on an additional $50.0 million and $75.0 million notional amount of the Credit Facility. The swaps converted the variable rate index to a fixed rate index of 0.56% and 0.64%, thereby effectively converting the floating rate Credit Facility to a fixed rate obligation of 2.81% and 2.89%, respectively. The interest rate swaps matured on May 3, 2016.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

        On December 18, 2012, AHI borrowed $55.0 million under a term note with a financial institution. Interest is paid quarterly and accrues based on the Company's option of LIBOR plus 1.75% or Prime Rate plus 0.75% with a floor of 1.50% per annum. Principal is payable in seven consecutive quarterly installments with increasing principal payments, commencing on January 15, 2013 and continuing up to and including June 15, 2014. As of December 31, 2012, principal outstanding under this term note was $55.0 million. The term note is secured by account balances on deposit with the same financial institution. AHI has remained in compliance with all provisions of the term note since inception.

Loan Obligations of the Consolidated CLO Funds

        Loan obligations of Consolidated Funds that are CLOs ("Consolidated CLO Funds") represent amounts due to holders of debt securities issued by the CLOs. Several of the CLOs issued preferred shares representing the subordinated interests that are mandatorily redeemable upon the maturity dates of the senior secured loan obligations. As a result, these shares have been classified as liabilities and are included in CLO loan obligations in the Combined and Consolidated Statements of Financial Condition.

        As of December 31, 2012, 2011 and 2010, the following borrowings were outstanding and classified as liabilities:

	As of December 31, 2012
	Borrowing Outstanding	Market Value	Weighted Average Remaining Maturity In Years
Senior secured notes(1)	$9,548,017	$9,006,813	8.50
Subordinated notes / preferred shares(2)	918,624	675,712	7.62

Total loan obligations of Consolidated CLO Funds	$10,466,641	$9,682,525

(1)
Weighted average interest rate of 2.26%.

(2)
The subordinated notes do not have contractual interest rates, but instead receive distributions from the excess cash flows.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

Type of Facility	Total Facility (Capacity)	Outstanding Loan	Market Value	Effective Rate	Commitment Fee	Maturity Date
Revolvers of Consolidated CLO Funds
Revolving credit line	$48,949	$32,249	$30,103	0.47%	0.17%	04/16/21
Revolving credit line	9,722	9,722	9,643	0.58%	0.19%	02/24/18
Revolving credit line	37,803	37,803	37,110	0.59%	0.18%	03/12/18
Revolving credit line	2,587	2,587	2,575	0.55%	0.12%	09/18/17
Revolving credit line	48,510	39,510	37,485	0.49%	0.17%	10/11/21
Revolving credit line	28,618	18,618	18,618	0.49%	0.14%	01/26/20

Total Revolvers of Consolidated CLO Funds		$140,489	$135,534

Total Notes Payable and Credit Facilities of Consolidated CLO Funds		$10,607,130	$9,818,059

(1)
Weighted average interest rate of 2.26%.

(2)
The subordinated notes do not have contractual interest rates, but instead receive distributions from the excess cash flows.

	As of December 31, 2011
	Borrowing Outstanding	Market Value	Weighted Average Remaining Maturity In Years
Senior secured notes(1)	$8,359,557	$7,346,249	8.91
Subordinated notes / preferred shares(2)	1,280,504	1,015,693	8.56

Total loan obligations of Consolidated CLO Funds	$9,640,061	$8,361,942

Type of Facility	Total Facility (Capacity)	Outstanding Loan	Market Value	Effective Rate	Commitment Fee	Maturity Date
Revolvers of Consolidated CLO Funds
Revolving credit line	$48,949	$48,949	$41,871	0.54%	0.17%	04/16/21
Revolving credit line	20,940	20,940	20,119	0.77%	0.19%	02/24/18
Revolving credit line	43,030	43,030	41,292	0.82%	0.18%	03/12/18
Revolving credit line	21,574	21,574	20,686	0.70%	0.20%	04/20/17
Revolving credit line	16,195	16,195	15,800	0.80%	0.12%	09/18/17
Revolving credit line	48,510	48,510	42,773	0.55%	0.17%	10/11/21
Revolving credit line	28,618	28,618	28,618	0.57%	0.14%	01/26/20

Total Revolvers of Consolidated CLO Funds		$227,816	$211,159

Total Notes Payable and Credit Facilities of Consolidated CLO Funds		$9,867,877	$8,573,101

(1)
Weighted average interest rate of 1.45%.

(2)
The subordinated notes do not have contractual interest rates, but instead receive distributions from the excess cash flows.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

	As of December 31, 2010
	Borrowing Outstanding	Market Value	Weighted Average Remaining Maturity In Years
Senior secured notes(1)	$7,190,385	$6,333,580	8.04
Subordinated notes / preferred shares(2)	650,677	463,112	9.27

Total senior and secured notes of Consolidated CLO Funds	$7,841,062	$6,796,692

Type of Facility	Total Facility (Capacity)	Outstanding Loan	Market Value	Effective Rate	Commitment Fee	Maturity Date
Revolvers of Consolidated CLO Funds
Revolving credit line	$48,949	$45,949	$40,222	0.52%	0.17%	04/16/21
Revolving credit line	34,031	24,031	21,868	0.53%	0.19%	02/24/18
Revolving credit line	49,574	37,574	34,098	0.58%	0.18%	03/12/18
Revolving credit line	42,598	42,598	38,658	0.58%	0.20%	04/20/17
Revolving credit line	41,402	41,402	39,022	0.54%	0.12%	09/18/17
Revolving credit line	48,510	43,510	38,879	0.54%	0.17%	10/11/21
Revolving credit line	28,618	24,618	24,618	0.54%	0.14%	01/26/20

Total Revolvers of Consolidated CLO Funds		$259,682	$237,365

Total Notes Payable and Credit Facilities of Consolidated CLO Funds		$8,100,744	$7,034,057

(1)
Weighted average interest rate of 1.21%.

(2)
The subordinated notes do not have contractual interest rates, but instead receive distributions from the excess cash flows.

        Loan obligations of the CLOs are collateralized by the assets held by the CLOs, consisting of cash and cash equivalents, corporate loans, corporate bonds and other securities. The assets of one CLO may not be used to satisfy the liabilities of another CLO. Loan obligations of the CLOs include floating rate notes, deferrable floating rate notes, revolving lines of credit, and subordinated notes. Amounts borrowed under the notes are repaid based on available cash flows subject to priority of payments under each CLO's governing documents. The Company has elected to apply the fair value option to all of the loan obligations of the CLOs, with the exception of the loan obligation of Ares Enhanced Investment Strategy II, Ltd. which is carried at cost.

Credit Facilities of the Consolidated Non-CLO Funds

        Certain consolidated non-CLO funds maintain credit facilities to fund investments between capital drawdowns. These facilities generally are collateralized by the unfunded capital commitments of the Consolidated Funds' limited partners, bear an annual commitment fee based on unfunded commitments and contain various affirmative and negative covenants and reporting obligations, including restrictions on

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

additional indebtedness, liens, margin stock, affiliate transactions, dividends and distributions, release of capital commitments, and portfolio asset dispositions. The obligations of these entities have no recourse to the Company. As of December 31, 2012, 2011 and 2010, the Consolidated Funds were in compliance with all financial and non-financial covenants under such credit facilities.

Credit Facilities of the Consolidated Funds

        The Consolidated Funds had the following revolving bank credit facilities and term loans outstanding as of December 31, 2012:

Type of Facility	Total Facility (Capacity)	Outstanding Loan(1)	Effective Rate	Commitment Fee	Maturity Date
Short Term Borrowings of Consolidated Funds
Credit Facility	$3,489	$3,489	Eurodollar + 1.25%	N/A	01/31/13
Credit Facility	$50,000	—	LIBOR + 2.00%	0.30%	03/08/13
Credit Facility	$10,000	—	LIBOR + 2.00%	0.30%	05/14/13
Term Loan Payable	$46,733	22,608	LIBOR + 1.75%	N/A	08/07/13
Term Loan Payable	$114,048	55,174	LIBOR + 1.75%	N/A	08/07/13
Credit Facility	$25,000	—	LIBOR + 2.00%	0.30%	12/31/13

Total Short Term Borrowings of Consolidated Funds		$81,271

Long-Term Borrowings of Consolidated Funds
Credit Facility	£378,000	$396,770	LIBOR + 1.85%	0.30%	01/15/16
Credit Facility	$893,217	1,040,000	2.71%	N/A	07/31/15
	€41,865
	£235,463
Term Loan Payable	$540,000	256,743	LIBOR + 2.50%	N/A	05/09/17
Credit Facility	$35,000	35,000	LIBOR + 0.50%	0.23%	07/19/14
Notes Payable	$1,480,000	1,403,569	(2)	N/A	07/19/14
Notes Payable	$500,000	406,878	(3)	N/A	10/31/20
Notes Payable	$910,885	891,998	(4)	N/A	04/30/22

Total Long-Term Borrowings of Consolidated Funds		$4,430,958

Total Borrowings of Consolidated Funds		$4,512,229

(1)
The market values of the long-term notes approximate the current carrying value that is tied to the LIBOR rate.

(2)
Rate depends on the tranche of each note held. The rates during the period ranged from Three Month LIBOR +0.31% to Three Month LIBOR +0.90%.

(3)
Rate depends on the tranche of each note held. The rates during the period ranged from LIBOR +1.80% to 10.64%. The subordinated notes do not accrue interest at a stated rate.

(4)
Rate depends on the tranche of each note held. The rates during the period ranged from LIBOR +0.95% to LIBOR +4.85%. The subordinated notes do not accrue interest at a stated rate.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

        The Consolidated Funds had the following revolving bank credit facilities and term loans outstanding as of December 31, 2011:

Type of Facility	Total Facility (Capacity)	Outstanding Loan(1)	Effective Rate	Commitment Fee	Maturity Date
Short Term Borrowings of Consolidated Funds
Credit Facility	$90,000	$80,000	2.75%	0.30%	06/30/12
Credit Facility	$20,000	—	LIBOR + 2.00%(2)	0.25%	05/14/12
Credit Facility	$100,000	30,000	LIBOR + 2.00%(3)	0.25%	12/31/12

Total Short Term Borrowings of Consolidated Funds		$110,000

Long-Term Borrowings of Consolidated Funds
Credit Facility	£378,000	$535,986	LIBOR + 1.85%	0.20%	01/15/16
Credit Facility	$893,217	1,092,995	2.43%	N/A	07/31/15
	£235,463	—
	€41,865	—
Credit Facility	$50,000	—	LIBOR + 2.00%	0.30%	03/08/13
Term Loan Payable	$540,000	514,445	LIBOR + 0.55%	N/A	11/09/14
Term Loan Payable	$46,733	28,602	LIBOR + 1.75%	N/A	08/07/13
Term Loan Payable	$114,048	69,801	LIBOR + 1.75%	N/A	08/07/13
Credit Facility	$35,000	35,000	LIBOR + 0.50%	N/A	07/19/14
Notes Payable	$1,462,600	1,332,317	(4)	0.23%	07/19/14
Notes Payable	$500,000	406,798	(5)	N/A	10/31/20
Notes Payable	$1,110,885	843,879	(6)	N/A	04/30/22

Total Long-Term Borrowings of Consolidated Funds		$4,859,823

Total Borrowings of Consolidated Funds		$4,969,823

(1)
The market values of the long-term notes approximate the current carrying value that is tied to the LIBOR rate.

(2)
Weighted average interest rate of 2.75%.

(3)
Weighted average interest rate of 3.61%.

(4)
Rate depends on the tranche of each note held. The rates during the period ranged from Three Month LIBOR +0.31% to Three Month LIBOR 0.90%.

(5)
Rate depends on the tranche of each note held. The rates during the period ranged from LIBOR +1.80% to 10.64%. The subordinated notes do not accrue interest at a stated rate.

(6)
Rate depends on the tranche of each note held. The rates during the period ranged from LIBOR +0.95% to LIBOR +4.85%. The subordinated notes do not accrue interest at a stated rate.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

        The Consolidated Funds had the following revolving bank credit facilities and term loans outstanding as of December 31, 2010:

Type of Facility	Total Facility (Capacity)	Outstanding Loan(1)	Effective Rate	Commitment Fee	Maturity Date
Short Term Borrowings of Consolidated Funds
Credit Facility	$20,000	$—	LIBOR+2.00%	0.25%	05/14/11
Credit Facility	$200	—	Prime	0.25%	06/30/11
Credit Facility	$50,000	—	LIBOR+2.00%	0.25%	12/15/11

		$—

Long-Term Borrowings of Consolidated Funds
Term Loan Payable	$540,000	$525,308	LIBOR+0.55%	N/A	11/09/14
Term Loan Payable	$46,733	34,537	LIBOR+1.75%	N/A	08/07/13
Term Loan Payable	$114,048	84,285	LIBOR+1.75%	N/A	08/07/13
Credit Facility	£378,000	416,024	LIBOR+1.85%	0.20%	01/15/16
Credit Facility	$893,217	1,254,154	1.86%	N/A	07/31/15
	€41,865
	£235,463
Credit Facility	$35,000	35,000	LIBOR +0.50%	N/A	07/19/14
Notes Payable	$1,462,600	1,331,511	(2)	0.23%	07/19/14
Notes Payable	$500,000	406,718	(3)	N/A	10/31/20
Senior Secured Note	$800,000	777,125	(4)	N/A	04/30/22
Term Loan Payable	$5,500	1,000	LIBOR+1.35%	N/A	04/30/14

Total Long-Term Borrowings of Consolidated Funds		$4,865,662

Total Borrowings of Consolidated Funds		$4,865,662

(1)
The market values of the long-term notes approximate the current carrying value that is tied to the LIBOR rate.

(2)
Rate depends on the tranche of each note held. The rates during the period ranged from Three Month LIBOR +0.31% to Three Month LIBOR +0.90%.

(3)
Rate depends on the tranche of each note held. The rates during the period ranged from LIBOR +1.80% to 10.64%. The subordinated notes do not accrue interest at a stated rate.

(4)
Rate depends on the tranche of each note held. The Class A Notes rate during the period was LIBOR +0.95%. The subordinated notes do not accrue interest at a stated rate.

Loan Obligations of the Consolidated Mezzanine Debt Funds

        Loan obligations of consolidated mezzanine debt funds represent amounts due to holders of debt securities issued by Ares Institutional Loan Fund B.V. (the "AILF Master Fund"), a Netherlands limited liability company. The AILF Master Fund issued Class A, Class B and Class C participating notes that have equal rights and privileges, except with respect to management fees and the performance fee that are

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

applicable to only the Class A participating notes. These participating notes are redeemable debt instruments that do not have a stated interest rate or fixed maturity date. The AILF Master Fund may cause any holders to redeem all or any portion of such notes at any time upon at least five days' prior written notice for any reason or no reason. A participating note holder may withdraw all or some of its notes as of the last business day of each calendar month by providing at least 30 days prior written notice. The holders of these participating notes have the right to receive the AILF Master Fund's first gains and the obligation to absorb the AILF Master Fund's first losses. As of December 31, 2012, 2011 and 2010, outstanding loan obligations of the consolidated mezzanine debt funds were $117.5 million, $375.1 million and $548.0 million, respectively. The residual interests of the consolidated mezzanine debt funds are carried at cost plus accrued interest. The mezzanine funds are collateralized by all of the assets of the AILF Master Fund with no recourse to the Company.

8. REDEEMABLE INTERESTS

        The following table sets forth a summary of changes in the redeemable interests in AHI and consolidated subsidiaries and redeemable interest in consolidated funds for the years ended December 31, 2012, 2011 and 2010:

	As of December 31,
	2012	2011	2010
Redeemable interests in Consolidated Funds
Redeemable non-controlling interests in Consolidated Funds, beginning of period	$1,024,152	$1,112,054	$972,323
Net income attributable to redeemable, non-controlling interests in Consolidated Funds	199,075	259,195	403,364
Contributions from redeemable, non-controlling interests in Consolidated Funds	—	27,325	210,193
Distributions to redeemable, non-controlling interests in Consolidated Funds	(125,702)	(368,298)	(468,429)
Currency translation adjustment attributable to redeemable, non-controlling interests in Consolidated Funds	2,583	(6,124)	(5,397)

Redeemable interests in Consolidated Funds	$1,100,108	$1,024,152	$1,112,054

	As of December 31,
	2012	2011	2010
Redeemable interests in consolidated subsidiaries
Redeemable non-controlling interests in Consolidated subsidiaries, beginning of period	$21,208	$—	$—
Equity Compensation	4,787	21,208	—

Redeemable interests in consolidated subsidiaries	$25,995	$21,208	$—

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

9. OTHER ASSETS

        The components of other assets for the years ended December 31, 2012, 2011 and 2010 were as follows:

	As of December 31,
	2012	2011	2010
Other assets of the Company:
Accounts and interest receivable	$2,887	$6,472	$362
Receivable for securities sold	3,481	1	2,374
Fixed assets, net	18,778	19,808	19,392
Other assets	24,467	18,837	6,577

Total other assets of Company	$49,613	$45,118	$28,705

Other assets of Consolidated Funds:
Deferred debt issuance costs	$28,234	$28,162	$32,326
Note receivables	352	339	326
Income tax receivable	30	122	91
Other receivables	13,296	15,274	24,482
Other assets	7,400	9,392	6,746

Total other assets of Consolidated Funds	$49,312	$53,289	$63,971

Total other assets	$98,925	$98,407	$92,676

Fixed Assets, Net

        The major classes of depreciable assets for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Year Ended December 31,
	2012	2011	2010
Furniture	$4,427	$4,337	$3,663
Office and computer equipment	8,792	6,609	4,981
Computer software	5,263	5,258	5,215
Leasehold improvements	20,731	19,335	17,034

Fixed assets, at cost	39,213	35,539	30,893
Less accumulated depreciation	(20,435)	(15,731)	(11,501)

Fixed assets, net	$18,778	$19,808	$19,392

10. COMMITMENTS AND CONTINGENCIES

Indemnification Arrangements

        Consistent with standard business practices in the normal course of business, the Company enters into contracts that contain indemnities for affiliates of the Company, persons acting on behalf of the Company

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

10. COMMITMENTS AND CONTINGENCIES (Continued)

or such affiliates and third parties. The terms of the indemnities vary from contract to contract and the Company's maximum exposure under these arrangements cannot be determined and has neither been recorded in the above table nor in the Combined and Consolidated Statements of Financial Condition. As of December 31, 2012, 2011 and 2010, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Performance Fees

        Performance fees from certain limited partnerships are subject to reversal in the event that the funds incur future losses. The reversal is limited to the extent of the cumulative performance fees received to date. If all of the existing investments became worthless, the amount of cumulative revenues that had been received by the Company would be returned less the income taxes paid thereon. Management believes the possibility of all of the investments becoming worthless is remote. The Company may be liable to repay certain limited partnerships for previously received realized performance fees. This obligation is generally referred to as a clawback. At December 31, 2012, 2011 and 2010, the amount of performance fees subject to clawback is approximately $562.6 million, $560.2 million, and $414.1 million, respectively, of which approximately $454.2 million, $458.8 million, and $344.7 million, respectively, is reimbursable by employees and members. As of December 31, 2012, 2011 and 2010, if the funds were liquidated at their current fair values at that date, there was no event of clawback. For all periods presented, the Company did not accrue any expense associated with the clawback obligation.

Equity-Based Compensation

        Upon consummation of a capital event determined within the sole and absolute discretion of management, equity-based compensation awards issued by the Company to certain employee pools will be subject to recognition of compensation expense for the vested portion of awards granted if the capital event achieves a specified value. In addition, certain employee pools will be entitled to receive distributions of proceeds resulting from the capital event if the capital event achieves a specified value. The terms of these equity-based compensation awards vary in amount, vesting terms and the specified minimum value of the capital event required to entitle the employee to the value of the award.

Capital Commitments

        As of December 31, 2012, 2011 and 2010, the Company has aggregate unfunded commitments of $86.7 million, $185.0 million and $75.8 million, respectively, including commitments to both non-consolidated funds and Consolidated Funds.

Rental Leases

        The Company leases office space in various countries and maintains its headquarters in Los Angeles, where it leases its primary office space under non-cancelable rental operating lease agreements that expire in May 2020. The Company's rental lease agreements are generally subject to escalation provisions on base rental payments, as well as certain costs incurred by the property owner, and are recognized on a straight-line basis over the term of the lease agreement. Rent expense includes base contractual rent. Rent

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

10. COMMITMENTS AND CONTINGENCIES (Continued)

expense for the years ended December 31, 2012, 2011 and 2010 was $8.6 million, $7.3 million and $5.8 million, respectively, and is recorded within general, administrative and other expense in the Combined and Consolidated Statements of Operations. All leases expire in various years ranging from 2013 to 2026.

        The future minimum commitments for the Company's operating leases are as follows:

2013	$7,901
2014	8,187
2015	8,650
2016	8,273
Thereafter	35,071

Total	$68,082

Purchase Obligations

        The Company has several purchase obligations in place whereby third parties provide services to the Company. Purchase obligations represent contracts which are either non-cancelable or cancelable with a penalty. The terms of these agreements vary in length and amounts. At December 31, 2012, 2011 and 2010, the Company's obligations primarily reflect standard service contracts for portfolio, market data, and office related services.

Guarantees

        As of December 31, 2012, the Company does not guarantee loans for any affiliated entities. As of December 31, 2011 and 2010, the Company guaranteed loans for certain employees in affiliated co-investment entities. These entities were formed to permit certain Ares employees and members to invest alongside the Company and its investors in the funds managed by Ares. The Company would be responsible for all outstanding payments due in the event of a default on the loans by an affiliated entity. As of December 31, 2011 and 2010, the total outstanding loan balance of these co-investment guarantees was approximately $1.9 million and $8.9 million, respectively, with an additional $2.4 million and $2.6 million, respectively, in unfunded commitments. There has been no history of default and the Company has determined that the likelihood of default is remote. These guarantees are not considered to be compensation.

11. RELATED PARTY TRANSACTIONS

        Substantially all of the Company's revenue is earned from its affiliates, including management fees, administrative expense reimbursements and services fees.

        The Company has investment management agreements with various Consolidated Funds. In accordance with these agreements, the Consolidated Funds bear certain operating costs and expenses which are initially paid by the Company and subsequently reimbursed by the Consolidated Funds. In addition, the Company has agreements to provide administrative services to various entities.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

11. RELATED PARTY TRANSACTIONS (Continued)

        The Company also has entered into agreements to provide administrative services to related parties, including ARCC, Ares Commercial Real Estate Corporation ("ACRE"), Ares Dynamic Credit Allocation Fund, Inc. and Ares Capital Europe Limited ("ACE"), Ivy Hill Asset Management, L.P., and European Senior Secured Loan Programme S.à.r.l.

        Individuals may be permitted to participate in co-investment vehicles that generally invest in Ares funds alongside fund investors. Participation is limited by law to individuals who qualify under applicable securities laws. These co-investment vehicles generally do not require these individuals to pay management or performance fees.

        Performance fees from the funds can be distributed to employees on a current basis, subject to repayment by the subsidiary of the Company that acts as general partner of the relevant fund in the event that certain specified return thresholds are not ultimately achieved. The employees have personally guaranteed, subject to certain limitations, the obligations of these subsidiaries in respect of this general partner obligation. Such guarantees are several and not joint and are limited to distributions received by the relevant individual.

        The Company considers its principals, employees and non-consolidated funds to be affiliates. Amounts due from and to affiliates were comprised of the following:

	As of December 31,
	2012	2011	2010
Due from affiliates
Management fees receivable from non-consolidated funds	$59,710	$52,552	$40,640
Payments made on behalf of non-consolidated funds	8,835	7,418	8,671

Due from affiliates—Company	68,545	59,970	49,311
Amounts due from non-consolidated funds	79,448	4,290	1,533

Due from affiliates—Consolidated Funds	79,448	4,290	1,533
Due to affiliates
Payments made by non-consolidated funds on behalf of company	4,624	7,360	337

Due to affiliates—Company	4,624	7,360	337
Amounts due to non-consolidated funds	907	367	1,927

Due to affiliates—Consolidated Funds	$907	$367	$1,927

Due from Ares Funds and Portfolio Companies

        In the normal course of business, the Company pays certain expenses on behalf of Consolidated Funds and non-consolidated funds for which it is reimbursed. Amounts advanced on behalf of Consolidated Funds are eliminated in consolidation. Certain expenses initially paid by the Company, primarily employee travel and other costs associated with particular portfolio company holdings, are reimbursed by the portfolio companies.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

12. STOCKHOLDERS' EQUITY AND MEMBERS' CAPITAL

Ares Holdings Inc.

        AHI, a Delaware Corporation, has issued Class A Common Stock and Class B Common Stock, each with a par value of $0.001 per share. APMC owns all of the Company's Class A Common Stock and Abu Dhabi Investment Authority ("ADIA") owns all of the Company's Class B Common Stock, amounting to ownership of AHI equal to 50.1% and 49.9%, respectively. All Class A Common Stock and Class B Common Stock are identical and entitle the holders to the same rights and privileges, except that Class B Common Stock do not have voting rights.

Ares Investments LLC

        AI is organized as a limited liability company. AI's membership interest is comprised of multiple classes of units with similar economic rights; however only Class A-1 units possess voting powers. The management of AI is vested in the Manager, APMC. Class A-1 units are owned by APMC and AREC Holdings, Ltd., an affiliate of ADIA ("AREC" together with ADIA, the "ADIA Investors"), which own approximately 80% and 20%, respectively.

        AHI and AI directly or indirectly hold controlling-interests in AM LLC and AIH LLC, as well as their wholly-owned subsidiaries.

        For the year ended December 31, 2010, the Company was responsible to adjust the amounts of non-liquidating dividends paid to AREC to ensure that such dividends shall not be less than $6.3 million. AREC is not entitled to any guaranteed non-liquidating distributions after December 31, 2010. Upon liquidation or dissolution of the Company, the ADIA Investors are entitled to receive distributions respecting their ownership interest in AI and AHI equal to the difference between $375.0 million and the sum of the previous cumulative distributions and dividends received less any applicable taxes paid on their behalf.

13. INCOME TAXES

        A substantial portion of the Company's earnings flow through to owners of the Company without being subject to entity level income taxes. Consequently, a significant portion of the Company's earnings reflects no provision for income taxes except those for foreign, city and local income taxes incurred at the entity level. A portion of the Company's operations is held through AHI, which is a U.S. corporation for tax purposes. Because AHI is a U.S. corporation, its income is subject to U.S. federal, state and local income taxes and certain of its foreign subsidiaries are subject to foreign income taxes (for which a foreign tax credit can generally offset U.S. corporate taxes imposed on the same income). Therefore, a provision for corporate level income taxes imposed on AHI's earnings is included in the Company's tax provision. The Company's tax provision also includes entity level income taxes incurred by certain affiliated funds and co-investment entities that are consolidated in these financial statements.

        The Company's effective income tax rate is dependent on many factors, including the estimated nature of many amounts and the mix of revenues and expenses between U.S. corporate subsidiaries that are subject to income taxes and those subsidiaries that are not. Additionally, the Company's effective tax rate is influenced by the amount of income tax provision recorded for any affiliated funds and

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

13. INCOME TAXES (Continued)

co-investment entities that are consolidated in these financial statements Consequently, the effective income tax rate is subject to significant variation from period to period.

        The provision for income taxes attributable to the Company and the Consolidated Funds, consisted of the following for the years ended December 31, 2012, 2011 and 2010:

AHI and its consolidated subsidiaries

	Year Ended December 31,
	2012	2011	2010
Current:
U.S. federal income tax	$18,355	$15,902	$14,015
State and local income tax	2,714	1,993	3,135
Foreign income tax	680	282	—

	$21,749	$18,177	$17,150

Deferred:
U.S. federal income tax	4,034	(2,725)	1,386
State and local income tax	530	(412)	327
Foreign income tax	(6,151)	(282)	—

	$(1,587)	$(3,419)	$1,713

Total:
U.S. federal income tax	$22,389	13,177	15,401
State and local income tax	3,244	1,581	3,462
Foreign income tax	(5,471)	—	—

Income tax expense	$20,162	$14,758	$18,863

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

13. INCOME TAXES (Continued)

Consolidated Funds

	Year Ended December 31,
	2012	2011	2010
Current:
U.S. federal income tax	$—	$(35)	$(110)
State and local income tax	(2)	1	1
Foreign income tax	5,904	14,690	500

	$5,902	$14,656	$391

Deferred:
U.S. federal income tax	73	151	60
State and local income tax	19	8	18
Foreign income tax	(2)	—	43

	$90	$159	$121

Total:
U.S. federal income tax	$73	116	(50)
State and local income tax	17	9	19
Foreign income tax	5,902	14,690	543

Income tax expense	$5,992	$14,815	$512

Total Current	$27,651	$32,833	$17,541

Total Deferred	$(1,497)	$(3,260)	$1,834

Total Income tax expense	$26,154	$29,573	$19,375

        The Company's effective income tax rate differed from the federal statutory rate for the following reasons for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
Income tax expense at federal statutory rate	35.0%	35.0%	35.0%
Income passed through	(34.3)	(34.2)	(34.5)
State and local taxes, net of federal benefit	0.2	0.1	0.1
Foreign taxes	(0.4)	1.6	—
Other, net	1.2	0.6	0.3
Valuation allowance	0.4	—	—

Total effective rate	2.1%	3.1%	0.9%

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

13. INCOME TAXES (Continued)

Deferred Taxes

        The income tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities were as follows as of December 31, 2012, 2011 and 2010:

AHI and its consolidated subsidiaries:

	Year Ended December 31,
	2012	2011	2010
Deferred tax assets
Net operating loss	$6,413	$4,864	$3,702
Investment in partnerships	—	472	—
Other, net	3,095	—	1,119

Total gross deferred tax assets	$9,508	$5,336	$4,821

Valuation allowance	(8,414)	(4,919)	(3,109)

Total deferred tax assets	$1,094	$417	$1,712

Deferred tax liabilities
Investment in partnerships	(4,265)	—	(1,114)
Other, net	—	(5,175)	—

Total deferred tax liabilities	$(4,265)	$(5,175)	$(1,114)

Net deferred tax (liabilities) assets	$(3,171)	$(4,758)	$598

Consolidated Funds:

	Year Ended December 31,
	2012	2011	2010
Deferred tax assets
Net operating loss	$814	$757	$1,369
Other, net	2,510	1,017	1,265

Total gross deferred tax assets	$3,324	$1,774	$2,634

Valuation allowance	(2,698)	(1,177)	(2,542)

Total deferred tax assets	$626	$597	$92

Deferred tax liabilities
Investment in partnerships	(1,452)	(1,333)	(635)

Total deferred tax liabilities	$(1,452)	$(1,333)	$(635)

Net deferred tax (liabilities) assets	$(826)	$(736)	$(543)

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

13. INCOME TAXES (Continued)

        In assessing the realizability of deferred tax assets, the Company considers whether it is probable that some or all of the deferred tax assets will not be realized. In determining whether the deferred taxes are realizable, the Company considers the period of expiration of the tax asset, historical and projected taxable income, and tax liabilities for the tax jurisdiction in which the tax asset is located. Valuation allowances are provided to reduce the amounts of deferred tax assets to an amount that is more likely than not to be realized based on an assessment of positive and negative evidence, including estimates of future taxable income necessary to realize future deductible amounts.

        The valuation allowance for deferred tax assets increased by $5.0 million and $0.4 million in 2012 and 2011, respectively, due primarily to operating losses incurred in various jurisdictions in which the Company operates.

        At December 31, 2012, the Company had approximately $28.4 million of NOL carryforwards available to reduce future foreign income taxes for which a full valuation allowance has been provided. The majority of the foreign NOLs have no expiry.

        As of, and for the three years ended December 31, 2012, the Company was not required to establish a liability for uncertain tax positions.

        The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign tax regulators. With limited exceptions, the Company is no longer subject to income tax audits by taxing authorities for any years before 2009. Although the outcome of tax audits is always uncertain, the Company does not believe the outcome of any future audit will have a material adverse effect on the Company's combined and consolidated financial statements.

14. EQUITY COMPENSATION EXPENSE

        In May 2007, APMC issued a 3.3% profit interest in APMC to a pool of employees ("AEP I Profit Interest") to participate in the profits of APMC and proceeds of certain capital events. The AEP I Profit Interest vests over five years from the grant date, subject to the employees' continuous service with the Company through vesting date. The grant date fair value of the AEP I Profit Interest was $38.4 million as determined by a third-party valuation firm. The AEP I Profit Interest is accounted for as equity compensation expense ratably over the vesting period. For the years ended December 31, 2012, 2011 and 2010, the Company recorded $5.7 million, $7.1 million and $7.1 million, respectively, of expense in connection with this award. During the year ended December 31, 2012, awards representing 0.1% of the AEP I Profit Interest were forfeited. As of December 31, 2012, no unrecognized compensation expense remains.

        In November 2010, APMC issued a 4.5% profit interest in APMC to a pool of employees ("AEP II Profit Interest") to participate in the profits of APMC and proceeds of certain capital events. The AEP II Profit Interest vests over five years from the grant date, subject to the employees' continuous service with the Company through vesting date. The grant date fair value of the AEP II Profit Interest was $33.4 million as determined by a third party valuation firm. The AEP II Profit Interest is accounted for as equity compensation expense ratably over the vesting period. In June 2012, APMC issued an additional

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

14. EQUITY COMPENSATION EXPENSE (Continued)

0.14% interest under the terms of the AEP II Profit Interest with a grant date fair value of $1.6 million. The additional awards vest ratably over five years from grant date, subject to the same plan provisions. For the years ended December 31, 2012, 2011 and 2010, the Company recorded expenses of $5.9 million, $5.8 million and $1.0 million, respectively, in connection with the AEP II Profit Interest. During each of the years ended December 31, 2012 and 2011, awards representing 0.1% of the AEP II Profits Interest were forfeited. As of December 31, 2012, the total unrecognized compensation expense related to the unvested awards was approximately $20.7 million.

        In December 2010, Ares Management Worldwide Holdings LLC, a subsidiary of AHI, issued (a) a 2% indirect membership interest in each of Ares Management Holdings ("AMH LLC") and AIH LLC (the "Class E Interest") and (b) a 2% profit interest to participate in the proceeds of certain capital events (the "2% Profit Interest"). The Class E Interest and 2% Profit Interest vest over 37 months from the grant date, subject to the employee's continuous service with the Company through vesting date. The grant date fair value of the 2% Profit Interest and Class E Interest was $36.8 million. The Class E Interest and 2% Profit Interest are accounted for as equity compensation expense ratably over the vesting period. For the years ended December 31, 2011 and 2010, the Company recorded expenses of $14.7 million and $7.4 million, respectively in connection with these awards. The fair value of these awards was determined using a third party valuation firm.

        In July 2012, the Class E Interest and the 2% Profit Interest were exchanged for (a) a 2% indirect membership interest in each of AMH LLC and AIH LLC (the "Class B Interests") and (b) a 2.2% profit interest to participate in the proceeds of certain capital events (the "AEP Profit Interest") (collectively, "New Awards"). The New Awards vest over 17 month from the grant date, subject to the employee's continuous service with the Company through vesting date. The exchange of the Class E Interest and 2% Profit Interest for the New Awards constituted a modification of an equity award. The grant date fair value of the New Awards was $68.6 million. For the year ended December 31, 2012, the Company recorded $54.9 million in connection with the New Awards of which $19.1 million represented catch-up expenses to ensure that the vested portion of the award was recognized as expense. As of December 31, 2012, the total unrecognized compensation expense related to the unvested awards was approximately $13.7 million.

        In connection with the November 2011 Indicus acquisition, the Company issued (a) a 1.0% membership interest in each of AMH LLC and AIH LLC (the "Membership Interests") and (b) a 1.14% profit interest to participate in the proceeds of certain capital events (the "Indicus Profit Interest"), in each case, to the principals who sold their interests in Indicus (the "Indicus Partners"). The Membership Interests were subsequently exchanged in July 2012 for membership interests (the "New Membership Interests") in each of Ares Holdings LLC ("AH LLC") and AI. The New Membership Interests are subject to certain forfeiture provisions and have right to exercise a put option during the six-month period ending on August 16, 2016. If all of the Indicus Partners were to exercise their put options, the aggregate purchase price would be $40.0 million. The Indicus Profit Interest vests in equal amounts over the three anniversaries of the date of the acquisition provided the Indicus Partners continue to be employed by the Company as of each applicable vesting date. The Indicus Profit Interest is automatically cancelled on the seventh anniversary of the Indicus acquisition.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

14. EQUITY COMPENSATION EXPENSE (Continued)

        At the closing date of the acquisition, the Indicus Partners capital account balance represented their initial non-forfeitable Membership Interests in each of AMH LLC and AIH LLC. The balance of their New Membership Interests vests over five years from the acquisition date, subject to the Indicus Partners' continuous employment or service with the Company through such date. The grant date fair value of the New Membership Interests will be accounted for as equity compensation expense for the Company and expensed ratably over the vesting period. The Company will record approximately $8.9 million ratably over the remaining vesting period. For the years ended December 31, 2012 and 2011, the Company recorded expense of $2.3 million and $0.2 million, respectively, in connection with the New Membership Interests.

        On the closing date, the Indicus Partners' initial combined capital account balance, which is presented as members' equity within non-controlling interest in AHI and consolidated subsidiaries, was $20.7 million representing the estimated grant date fair value of 0.5% Membership Interests and one-half of the fair value of the put option. The fair value of the Membership Interests was determined using a third party valuation firm. The grant date fair value of the put option was determined using an option pricing model utilizing a five-year term, a risk-free rate of 0.91%, a strike price of $40.0 million and an expected volatility of 45.5%. Equity compensation expense is recorded over the five-year vesting period of the New Membership Interests and is variable in nature that will be determined based upon the vested amount of the put option's calculated value less previously recorded expense. For the years ended December 31, 2012 and 2011, the Company recorded expenses of $2.5 million and $0.3 million, respectively, in connection with the Indicus Profit Interest.

        The Company recorded the fair value of the Indicus Profit Interest as equity compensation. The grant date fair value of these interests was $5.5 million as determined using the Black-Scholes option pricing model utilizing a seven-year term, a risk-free rate of 0.4%, a minimum strike price of $46.0 million and an expected volatility of 47.6%. This fair value is fixed as of the grant date and is being expensed as equity compensation expense ratably over the three years vesting period. For the years ended December 31, 2012 and 2011, the Company recorded expenses of $2.0 million and $0.2 million, respectively in connection with the Indicus Profit Interest. As of December 31, 2012, the total unrecognized compensation expense related to the unvested awards was approximately $3.3 million.

15. MARKET AND OTHER RISK FACTORS

        Due to the nature of the Company's investment strategy, the Company's portfolio of investments has significant market and credit risk. As a result, the Company is subject to market and other risk factors, including, but not limited to the following:

Market Risk

        The market price of investments may significantly fluctuate during the period of investment. Investments may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of an investment may decline due to general market conditions which are not specifically related to such investment, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

15. MARKET AND OTHER RISK FACTORS (Continued)

particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

Limited Liquidity of Investments

        The Company intends to invest in investments that may not be readily marketable. Illiquid investments may trade at a discount from comparable, more liquid investments, and at times there may be no market at all for such investments. Subordinate investments may be less marketable, or in some instances illiquid, because of the absence of registration under federal securities laws, contractual restrictions on transfer, the small size of the market and the small size of the issue (relative to issues of comparable interests). As a result, the Company may encounter difficulty in selling its investments or may, if required to liquidate investments to satisfy redemption requests of its investors or debt service obligations, be compelled to sell such investments at less than fair value.

Counterparty Risk

        Some of the markets in which the Company may affect its transactions are "over-the-counter" or "interdealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight unlike members of exchange-based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the applicable contract (whether or not such dispute is bona fide) or because of a credit or liquidity problem, causing the Company to suffer loss. Such "counterparty risk" is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties.

Credit Risk

        There are no restrictions on the credit quality of the investments the Company intends to make. Investments may be deemed by nationally recognized rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Some investments may have low-quality ratings or be unrated. Lower rated and unrated investments have major risk exposure to adverse conditions and are considered to be predominantly speculative. Generally, such investments offer a higher return potential than higher rated investments, but involve greater volatility of price and greater risk of loss of income and principal.

        In general, the ratings of nationally recognized rating organizations represent the opinions of agencies as to the quality of the securities they rate. Such ratings, however, are relative and subjective; they are not absolute standards of quality and do not evaluate the market value risk of the relevant securities. It is also possible that a rating agency might not change its rating of a particular issue on a timely basis to reflect subsequent events. The Company may use these ratings as initial criteria for the selection of portfolio assets for the Company but is not required to utilize them.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

15. MARKET AND OTHER RISK FACTORS (Continued)

Currency Risk

        The Company may invest in financial instruments and enter into transactions denominated in currencies other than its functional currency. Although the Company may seek to hedge currency exposure through financial instruments, the Company may still be exposed to risks that the exchange rate of its currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of the Company's assets or liabilities denominated in currencies other than the functional currency.

        The Company may enter into derivative contracts to manage the risk associated with foreign currency exchange fluctuations on its non-U.S. dollar denominated holdings.

16. SEGMENT REPORTING

        The Company conducts its alternative asset management business through four reportable segments:

  •
  Tradable Credit Group:  The Company's Tradable Credit Group is a leading participant in the tradable, non-investment grade corporate credit markets. The group manages various types of investment funds, ranging from commingled and separately managed accounts for institutional investors to publicly traded vehicles and sub-advised funds for retail investors. While each of the group's over 75 funds is tailored to specific investment objectives, mandates can be broadly categorized between long-only credit and alternative credit investment strategies. Long-only credit funds primarily seek to outperform the corresponding performing bank loan or high yield market indices. Alternative credit funds primarily seek to deliver compelling absolute risk-adjusted returns relative to publicly traded stocks, hedge funds, distressed funds, bank loans, high yield bonds or other investment types.

  •
  Direct Lending Group:  The Company's Direct Lending Group is one of the largest self-originating direct lenders to the U.S. and European market. The group's primary U.S. and European funds are ARCC and ACE II, respectively. ARCC is the largest business development company registered pursuant to the Investment Company Act of 1940, by market capitalization and total assets, and has a nearly ten year track record of investment outperformance. ACE II is one of the largest investment funds dedicated to private direct lending in the European middle market. The group generates fees from over 25 other funds that include joint venture lending programs with affiliates of General Electric, separately managed accounts for large institutional investors seeking tailored investment solutions and commingled funds. The group's activities are managed by two dedicated teams in the United States and Europe.

  •
  Private Equity Group:  The Company's Private Equity Group has achieved compelling investment returns for a loyal and growing group of high profile limited partners. The group focuses on majority or shared-control investments, principally in under-capitalized companies. The Company's private equity professionals have a demonstrated ability to deploy flexible capital, which allows them to stay both active and disciplined in various market environments. The group's activities are managed by two dedicated teams in North America/Europe and China.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

16. SEGMENT REPORTING (Continued)

  •
  Real Estate Group:  The Company's Real Estate Group manages comprehensive public and private debt and equity strategies. The group has achieved significant scale in a short period of time through various acquisitions and successful fundraising efforts. The group provides investors access to its capabilities through its commercial mortgage REIT (ACRE) focused on direct lending on properties owned by commercial real estate sponsors and operators, U.S. and European real estate private equity commingled funds, separately managed accounts and other fund types. The group's activities are managed by two dedicated teams in debt and equity.

        These business segments are differentiated by their various investment strategies, as well as their sources of income. Each of the Tradable Credit, Direct Lending, Private Equity and Real Estate segments earns management fees that are based on fixed percentages of the fair value of assets, net asset value, committed capital, invested capital or par value of the funds. Each of the segments also earns performance fees that reflect a percentage of the total returns, subject to specific hurdle rates. Additionally, in some cases, the Direct Lending and Real Estate segments receive reimbursements for contractually provided administrative services.

        Economic net income "ENI" is a key performance indicator used in our industry. ENI represents net income excluding (a) income taxes, (b) operating results of our Consolidated Funds, (c) depreciation expense, (d) the effects of changes arising from corporate actions and (e) certain other items that we do not believe are indicative of our performance. Changes arising from corporate actions include equity-based compensation expenses, the amortization of intangible assets, transaction costs associated with acquisitions and capital transactions and expenses incurred in connection with corporate reorganization. The Company believes the exclusion of these items provides investors with a meaningful indication of the Company's core operating performance. ENI is evaluated regularly by management as a decision tool for deployment of resources and assess performances of each of the business segments. The Company believes that reporting ENI is helpful in understanding its business and that investors should review the same supplemental non-GAAP financial measures that management uses to analyze the segment performance. These measures supplement and should be considered in addition to, and not in lieu of, the Combined and Consolidated Statement of Operations prepared in accordance with U.S. GAAP.

        Fee Related Earnings ("FRE") is a component of ENI and is used to assess the ability of the business to cover direct base compensation and operating expenses from management fees. FRE differs from income (loss) before taxes computed in accordance with U.S. GAAP as it adjusts for the items included in the calculation of ENI and further adjusts for performance fees, performance fee compensation, investment income from Consolidated Funds and certain other items that we do not believe are indicative of our performance.

        Performance Related Earnings ("PRE") is a measure used to assess the Company's investment performance. PRE differs from income (loss) before taxes computed in accordance with U.S. GAAP as it only includes performance fees, performance fee compensation and total investment income earned from Consolidated Funds and non-consolidated funds.

        Distributable Earnings is a component of ENI and FRE and is used to assess performance and amounts potentially available for distributions to members. Distributable Earnings differs from income (loss) before taxes computed in accordance with U.S. GAAP as it adjusts for items included in the

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

16. SEGMENT REPORTING (Continued)

calculation of ENI and FRE and further adjusts ENI and FRE for realized performance fees, realized performance fee compensation, realized investment and other income, net, and certain other items that we do not believe are indicative of our performance and adds back acquisition costs and depreciation and amortization included in the calculation of ENI.

        Management makes operating decisions and assesses the performance of each of the Company's business segments based on financial and operating metrics and other data that is presented before giving effect to the consolidation of any of the Consolidated Funds. Consequently, all segment data excludes the assets, liabilities and operating results related to the Consolidated Funds and non-consolidated funds.

        The following table presents the financial results for the Company's operating segments as of and for the year ended December 31, 2012:

	Private Equity	Direct Lending	Tradable Credit	Real Estate	Total Segments
Management Fees
Recurring Fees	$69,252	$190,129	$120,538	$9,814	$389,733
Previously Deferred Fees	—	—	24,957	—	24,957

Total Management Fees	69,252	190,129	145,495	9,814	414,690
Administrative Fees and Other Income	673	16,678	250	1,404	19,005
Compensation and Benefits	(33,332)	(123,895)	(59,064)	(21,055)	(237,346)
General, Administrative and Other Expenses	(12,290)	(15,278)	(32,235)	(12,498)	(72,301)

Fee Related Earnings (Loss)	24,303	67,634	54,446	(22,335)	124,048
Performance Fees—Realized	321,686	11,523	57,536	—	390,745
Performance Fees—Unrealized	(78,289)	2,194	110,112	—	34,017
Performance Fee Compensation—Realized	(258,781)	(6,913)	(29,911)	—	(295,605)
Performance Fee Compensation—Unrealized	60,009	(1,097)	(31,031)	—	27,881

Net Performance Fees	44,625	5,707	106,706	—	157,038
Investment Income (Loss)—Realized	36,817	(1,308)	46,048	(49)	81,508
Investment Income (Loss)—Unrealized	(10,923)	10,324	26,733	(6,451)	19,683
Interest and Other Income	7,742	4,583	4,455	1,203	17,983
Interest Expense	(3,709)	(3,060)	(4,043)	(891)	(11,703)

Net Investment Income (Loss)	29,927	10,539	73,193	(6,188)	107,471

Performance Related Earnings (Loss)	$74,552	$16,246	$179,899	$(6,188)	$264,509

Economic Net Income (Loss)	$98,855	$83,880	$234,345	$(28,523)	$388,557

Distributable Earnings (Loss)	$126,951	$71,510	$126,391	$(22,479)	$302,373

Total Assets	$393,989	$218,746	$645,341	$54,412	$1,312,488

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

16. SEGMENT REPORTING (Continued)

        The following table presents the financial results for the Company's operating segments as of and for the year ended December 31, 2011:

	Private Equity	Direct Lending	Tradable Credit	Real Estate	Total Segments
Management Fees
Recurring Fees	$67,749	$154,737	$93,447	$2,893	$318,826
Previously Deferred Fees	—	—	5,173	—	5,173

Total Management Fees	67,749	154,737	98,620	2,893	323,999
Administrative Fees and Other Income	2,046	12,185	4,807	508	19,546
Compensation and Benefits	(28,429)	(97,925)	(44,270)	(8,527)	(179,151)
General, Administrative and Other Expenses	(10,834)	(17,700)	(19,777)	(2,715)	(51,026)

Fee Related Earnings (Loss)	30,532	51,297	39,380	(7,841)	113,368

Performance Fees—Realized	193,506	—	68,696	—	262,202
Performance Fees—Unrealized	(45,870)	—	(56,625)	—	(102,495)
Performance Fee Compensation Realized	(154,701)	—	(36,947)	—	(191,648)
Performance Fee Compensation—Unrealized	39,612	—	31,585	—	71,197

Net Performance Fees	32,547	—	6,709	—	39,256
Investment Income (Loss)—Realized	22,099	(383)	4,418	(16)	26,118
Investment Income (Loss)—Unrealized	(4,952)	2,380	2,513	(160)	(219)
Interest and Other Income	6,116	4,094	5,793	—	16,003
Interest Expense	(1,433)	(2,007)	(4,292)	(13)	(7,745)

Net Investment Income (Loss)	21,830	4,084	8,432	(189)	34,157

Performance Related Earnings (Loss)	$54,377	$4,084	$15,141	$(189)	$73,413

Economic Net Income (Loss)	$84,909	$55,381	$54,521	$(8,030)	$186,781

Distributable Earnings (Loss)	$94,934	$46,124	$72,233	$(10,082)	$203,209

Total Assets	$399,312	$176,708	$529,558	$22,988	$1,128,566

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

16. SEGMENT REPORTING (Continued)

        The following table presents the financial results for the Company's operating segments as of and for the year ended December 31, 2010:

	Private Equity	Direct Lending	Tradable Credit	Real Estate	Total Segments
Management Fees
Recurring Fees	$70,219	$114,107	$79,768	$—	$264,094
Previously Deferred Fees	—	—	—	—	—

Total Management Fees	70,219	114,107	79,768	—	264,094
Administrative Fees and Other Income	1,824	14,885	3,126	—	19,835
Compensation and Benefits	(25,332)	(77,570)	(37,243)	(945)	(141,090)
General, Administrative and Other Expenses	(10,040)	(10,209)	(15,665)	(127)	(36,041)

Fee Related Earnings (Loss)	36,671	41,213	29,986	(1,072)	106,798

Performance Fees—Realized	66,707	6	30,387	—	97,100
Performance Fees—Unrealized	175,850	(6)	112,645	—	288,489
Performance Fees Expense—Realized	(53,242)	—	(9,444)	—	(62,686)
Performance Fees Expense—Unrealized	(143,771)	—	(57,794)	—	(201,565)

Net Performance fees	45,544	—	75,794	—	121,338
Investment Income (Loss)—Realized	7,192	(943)	18,766	—	25,015
Investment Income (Loss)—Unrealized	24,624	13,170	69,340	—	107,134
Interest and Other Income	4,906	4,056	3,465	—	12,427
Interest Expense	(2,994)	(1,444)	(1,442)	—	(5,880)

Net Investment Income (Loss)	33,728	14,839	90,129	—	138,696

Performance Related Earnings (Loss)	$79,272	$14,839	$165,923	$—	$260,034

Economic Net Income (Loss)	$115,943	$56,052	$195,909	$(1,072)	$366,832

Distributable Earnings (Loss)	$58,375	$42,033	$69,932	$(1,072)	$169,268

Total Assets	$443,835	$172,960	$544,362	$—	$1,161,157

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

16. SEGMENT REPORTING (Continued)

        The following tables reconcile total segments to the Company's income before taxes:

	For the Year Ended December 31, 2012
	Total Segments		Consolidation Adjustments and Reconciling Items		Ares Management LLC Consolidated
Revenues	$858,457	(1)	$(524,411)	(a)	$334,046
Expenses	577,371	(2)	181,160	(b)	758,531
Other income	107,471	(3)	1,578,856	(c)	1,686,327
Economic net income	388,557		873,285	(d)	1,261,842
Total assets	1,312,488		23,183,389	(e)	24,495,877

	For the Year Ended December 31, 2011
	Total Segments		Consolidation Adjustments and Reconciling Items		Ares Management LLC Consolidated
Revenues	$503,252	(1)	$(296,287)	(a)	$206,965
Expenses	350,628	(2)	117,284	(b)	467,912
Other income	34,157	(3)	1,179,732	(c)	1,213,889
Economic net income	186,781		766,161	(d)	952,942
Total assets	1,128,566		22,606,369	(e)	23,734,935

	For the Year Ended December 31, 2010
	Total Segments		Consolidation Adjustments and Reconciling Items		Ares Management LLC Consolidated
Revenues	$669,518	(1)	$(452,297)	(a)	$217,221
Expenses	441,382	(2)	91,218	(b)	532,600
Other income	138,696	(3)	2,277,523	(c)	2,416,219
Economic net income	366,832		1,734,008	(d)	2,100,840
Total assets	1,161,157		21,432,336	(e)	22,593,493

(1)
Segment revenues consist of management fees, administrative fees and other income, as well as realized and unrealized performance fees.

	2012	2011	2010
Management Fees	$414,690	$323,999	264,094
Administrative Fees and Other Income	19,005	19,546	19,835
Performance fees—Realized	390,745	262,202	97,100
Performance fees—Unrealized	34,017	(102,495)	288,489

Total Segment Revenue	$858,457	$503,252	$669,518

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

16. SEGMENT REPORTING (Continued)

(2)
Segment expenses consist of compensation and benefits, general, administrative and other expenses, as well as realized and unrealized performance fee compensation.

	2012	2011	2010
Compensation and Benefits	$237,346	$179,151	$141,090
General, Administrative and Other Expenses	72,301	51,026	36,041
Performance Fee Compensation—Realized	295,605	191,648	62,686
Performance Fee Compensation—Unrealized	(27,881)	(71,197)	201,565

Total Segment Expense	$577,371	$350,628	$441,382

(3)
Segment other income consists of realized and unrealized investment income and expenses, interest and other income, and interest expenses.

	2012	2011	2010
Investment Income (Loss)—Realized	$81,508	$26,118	$25,015
Investment Income (Loss)—Unrealized	19,683	(219)	107,134
Interest and Other Income	17,983	16,003	12,427
Interest Expense	(11,703)	(7,745)	(5,880)

Net Investment Income	$107,471	$34,157	$138,696

(a)
The Revenues adjustment principally represents management and performance fees earned from Consolidated Funds which were eliminated in consolidation to arrive at Ares consolidated revenues.

	2012	2011	2010
Consolidated fund income eliminated in consolidation	$(524,411)	$(296,287)	$(452,297)

Total consolidated adjustments and reconciling items	$(524,411)	$(296,287)	$(452,297)

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

16. SEGMENT REPORTING (Continued)

(b)
The Expenses adjustment represents the addition of expenses of the Consolidated Funds to the Ares unconsolidated expenses, depreciation expense, equity-based compensation and expenses associated with acquisitions and corporate actions necessary to arrive at Ares consolidated expenses.

	2012	2011	2010
Consolidated Fund expenses added in consolidation	$345,067	$225,932	$212,458
Consolidated Fund expenses eliminated in consolidation	(228,543)	(147,829)	(147,823)
Acquisition related expenses(1)	(684)	11,526	—
Equity compensation expense	52,035	20,949	22,848
Amortization of intangibles	8,682	2,461	228
Depreciation expense	4,603	4,245	3,507

Total consolidation adjustments and reconciling items	$181,160	$117,284	$91,218

(1)
Represents one-time expenses related to the acquisition costs for Indicus, and the reversal of certain accruals related to the Wrightwood acquisition.
(c)
The Other Income adjustment represents the addition of net investment income and net interest income (expense) to arrive at Ares consolidated other income.

	2012	2011	2010
Other income from Consolidated Funds eliminated in consolidation, net	$(85,633)	$(36,697)	$(86,302)
Consolidated Funds other income added in consolidation, net	1,664,489	1,216,429	2,363,825

Total consolidation adjustments and reconciling items	$1,578,856	$1,179,732	$2,277,523

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

16. SEGMENT REPORTING (Continued)

(d)
The reconciliation of Income before Taxes as reported in the Combined and Consolidated Statements of Operations to economic net income, to fee related earnings, to distributable earnings and to performance related earnings consists of the following:

	2012	2011	2010
Economic net income
Income before taxes	$1,261,842	$952,942	$2,100,840

Adjustments
Amortization of intangibles	8,682	2,461	228
Depreciation expense	4,603	4,245	3,507
Equity compensation expenses	52,035	20,949	22,848
Acquisition-related expenses(1)	(684)	11,526	—
Non-controlling interests in Consolidated Funds	(933,583)	(790,526)	(1,760,078)
Non-controlling interests income tax benefit	(4,338)	(14,816)	(513)

Total consolidation adjustments and reconciling items	(873,285)	(766,161)	(1,734,008)

Economic net income	$388,557	$186,781	$366,832

Fee related earnings
Total performance fee income	$(424,762)	$(159,707)	$(385,589)
Total performance fee compensation	267,724	120,451	264,251
Total investment income	(107,471)	(34,157)	(138,696)

Fee related earnings	$124,048	$113,368	$106,798

Management fees	$414,690	$323,999	$264,094
Administrative fees and other income	19,005	19,546	19,835
Compensation and benefits	(237,346)	(179,151)	(141,090)
G&A and other expenses	(72,301)	(51,026)	(36,041)

Fee related to earnings	$124,048	$113,368	$106,798

Distributable Earnings
Fee related earnings	$124,048	$113,368	$106,798
Performance fees—realized	390,745	262,202	97,100
Performance fee compensation—realized	(295,605)	(191,648)	(62,686)
Other income realized, net	87,788	34,376	31,563

Net performance fee—realized	182,928	104,930	65,977
Less:
Acquisition costs	—	(10,843)	—
Non-cash depreciation and amortization	(4,603)	(4,246)	(3,507)

Distributable earnings	$302,373	$203,209	$169,268

(1)
Represents one-time expenses related to the acquisition costs for Indicus, and the reversal of certain accruals related to the Wrightwood acquisition.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

16. SEGMENT REPORTING (Continued)

	2012	2011	2010
Performance Related Earnings:
Income before taxes	$1,261,842	$952,942	$2,100,840

Adjustments
Amortization of intangibles	8,682	2,461	228
Depreciation expense	4,603	4,245	3,507
Equity compensation expenses	52,035	20,949	22,848
Acquisition-related expenses(1)	(684)	11,526	—
Non-controlling interests in Consolidated Funds	(933,583)	(790,526)	(1,760,078)
Non-controlling interests income tax expense (benefit)	(4,338)	(14,816)	(513)

Total consolidation adjustments and reconciling items	(873,285)	(766,161)	(1,734,008)

Economic net income	388,557	186,781	366,832

Total management fees	(414,690)	(323,999)	(264,094)
Administrative fees and other income	(19,005)	(19,546)	(19,835)
Compensation and benefits	237,346	179,151	141,090
General, administrative and other expenses	72,301	51,026	36,041

Performance related earnings	$264,509	$73,413	$260,034

	2012	2011	2010
Performance related earnings
Total performance fees	$424,762	$159,707	$385,589
Total performance fee compensation	(267,724)	(120,451)	(264,251)
Total investment income	107,471	34,157	138,696

Performance related earnings	$264,509	$73,413	$260,034

(1)
Represents one-time expenses related to the acquisition costs for Indicus, and the reversal of certain accruals related to the Wrightwood acquisition.
(e)
The reconciliation of Total Segment Assets to Total Assets reported in the Combined and Consolidated Statements of Financial Condition consists of the following:

	2012	2011	2010
Total assets from Consolidated Funds eliminated in consolidation	$(841,351)	$(783,565)	$(834,979)
Total assets from Consolidated Funds added in consolidation	24,024,740	23,389,934	22,267,315

Total consolidation adjustments and reconciling items	$23,183,389	$22,606,369	$21,432,336

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

17. SUBSEQUENT EVENTS

        The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through December 21, 2013, the date of issuance, and has determined that the following events require disclosure in the Company's financial statements through this date, as follows:

        ACE was previously an internally managed fund, with all costs of managing the fund borne by ACE. Effective March 1, 2013, ACE became an externally managed fund. As a result, the Company assumed the operating assets and liabilities of managing ACE's portfolio, as well as expenses for personnel, office space and business services. The Company will retain management fees as compensation for its services. The sub-advisory and administrative services agreements between ACE and the Company have been terminated.

        In July 2013, AI and AH, a subsidiary controlled by AHI, each issued non-voting, mandatorily convertible preferred Class D units to Alleghany Insurance Holdings LLC ("Alleghany") in exchange for $250.0 million. These units are mandatorily convertible into common equity upon the completion of a qualified IPO.

        On July 1, 2013, the Company purchased a 35.0% ownership interest in AREA Sponsor Holdings, LLC and a 100.0% ownership interest in AREA Management Holdings, LLC (together, "AREA"), a global real estate investment and asset manager headquartered in New York for approximately $130.1 million, comprised of cash, notes and the assumption of debt. In addition, the Company assumed a guarantee of a mortgage associated with an office space in New York City in connection with the acquisition of AREA. The guarantee, dated March 20, 2008, is for the benefit of a German based commercial property lender in connection with a $21.5 million loan provided to an affiliate of AREA's former owners. The maturity date of the loan is February 12, 2018.

        On July 11, 2013, AIH LLC, through its wholly-owned subsidiary Ares Life Holdings LLC ("Ares Life") signed a subscription agreement that included a capital commitment of up to $159.0 million to Resolution Life, L.P. ("Resolution"), a Bermuda limited partnership. On July 17, 2013, AIH LLC made a capital contribution to Resolution of approximately $21.8 million.

        On October 29, 2013, the Company further amended and restated the Credit Facility to provide for a $735 million revolving credit facility. Under the amended Credit Facility, interest rates are dependent upon corporate credit ratings. As of October 29, 2013, base rate loans bear interest calculated based on the base rate plus 0.75% and the LIBOR rate loans bear interest calculated based on LIBOR rate plus 1.75%. Unused commitment fees are payable at a rate of 0.25% per annum. The Credit Facility's maturity remains unchanged and will mature December 17, 2017.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

18. CONSOLIDATING SCHEDULES

        The following supplemental financial information illustrates the consolidating effects of the Consolidated Funds on the Company's financial condition and results from operations as of and for the years ended December 31, 2012, 2011 and 2010.

	For the year ended December 31, 2012
	Consolidated Company Entities	Consolidated Funds	Eliminations	Consolidated
Assets
Cash and cash equivalents	$68,457	$—	$—	$68,457
Restricted cash and securities	9,051	—	—	9,051
Investments, at fair value	584,508	—	(478,755)	105,753
Performance fees receivable	413,621	—	(311,291)	102,330
Derivative assets, at fair value	1,567	—	—	1,567
Due from affiliates	99,340	—	(30,795)	68,545
Intangible assets, net	68,068	—	—	68,068
Goodwill	8,185	—	—	8,185
Other assets	59,691	—	(10,078)	49,613
Assets of Consolidated Funds
Cash and cash equivalents	—	1,707,640	—	1,707,640
Restricted cash and securities	—	5,000	—	5,000
Investments, at fair value	—	21,746,720	(11,737)	21,734,983
Due from affiliates	—	78,143	1,305	79,448
Dividends and interest receivable	—	127,364	—	127,364
Receivable for securities sold	—	282,743	—	282,743
Derivative assets, at fair value	—	27,818	—	27,818
Other assets	—	49,312	—	49,312

Total assets	$1,312,488	$24,024,740	$(841,351)	$24,495,877

Liabilities
Debt obligations	$336,250	$—	$—	$336,250
Accounts payable, accrued expenses and other liabilities	56,871	—	—	56,871
Deferred tax liability, net	3,171	—	—	3,171
Performance fee compensation payable	227,797	—	—	227,797
Derivative liabilities, at fair value	3,784	—	—	3,784
Accrued compensation	26,290	—	—	26,290
Due to affiliates	3,318	—	1,306	4,624
Liabilities of Consolidated Funds
Accounts payable, accrued expenses and other liabilities	—	85,094	—	85,094
Payable for securities purchased	—	1,101,728	—	1,101,728
Derivative liabilities, at fair value	—	59,466	—	59,466
Due to affiliates	—	92,310	(91,403)	907
Securities sold short, at fair value	—	18,847	—	18,847
Deferred tax liability	—	826	—	826
CLO loan obligations	—	9,874,595	(56,536)	9,818,059
Fund borrowings	—	4,512,229	—	4,512,229
Mezzanine debt	—	117,527	—	117,527

Total liabilities	657,481	15,862,622	(146,633)	16,373,470

Commitments and contingencies
Redeemable interest in Consolidated Funds	—	1,100,108	—	1,100,108
Redeemable interest in AHI and consolidated subsidiaries	25,995	—	—	25,995
Non-controlling interest in Consolidated Funds
Non-redeemable non-controlling interest in Consolidated Funds	—	6,713,985	(694,718)	6,019,267
Equity appropriated for Consolidated Funds	—	348,024	—	348,024

Non-controlling interest in Consolidated Funds	—	7,062,009	(694,718)	6,367,291

Non-controlling interest in AHI and consolidated subsidiaries
Members' equity	90,923	—	—	90,923
Common Stock (Common B shares, 50,000 shares authorized, 4,990 shares issued and outstanding, $0.001 par value)	0	0	0	0
Additional paid in capital	55,708	—	—	55,708
Retained earnings	(11,276)	—	—	(11,276)
Accumulated other comprehensive (loss)	(27)	—	—	(27)

Non-controlling interest in AHI and consolidated subsidiaries	135,328	—	—	135,328

Controlling interest in equity of AHI and consolidated subsidiaries
Members' equity	411,576	—	—	411,576
Common Stock (Common A shares, 50,000 authorized, 5,010 shares issued and outstanding, $0.001 par value)	0	0	0	0
Additional paid in capital	183,275	—	—	183,275
Retained earnings	(101,107)	—	—	(101,107)
Accumulated other comprehensive (loss)	(59)	—	—	(59)

Total controlling interest in equity of AHI and consolidated subsidiaries	493,685	—	—	493,685

Total equity	629,013	7,062,009	(694,718)	6,996,304

Total liabilities, non-controlling interests and equity	$1,312,489	$24,024,739	$(841,351)	$24,495,877

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

18. CONSOLIDATING SCHEDULES (Continued)

	For the year ended December 31, 2012
	Consolidated Company Entities	Consolidated Funds	Eliminations	Consolidated
Revenues
Management fees	$414,690	$—	$(165,106)	$249,584
Performance fees	424,762	—	(355,271)	69,491
Other fees	19,005	—	(4,034)	14,971

Total revenues	858,457	—	(524,411)	334,046

Expenses
Compensation and benefits	288,719	—	—	288,719
Performance fee compensation	267,725	—	—	267,725
Consolidated Fund expenses	—	345,048	(228,543)	116,505
General, administrative and other expense	85,582	—	—	85,582

Total expenses	642,026	345,048	(228,543)	758,531

Other income (expense)
Interest and other income	17,983	—	(9,552)	8,431
Interest expense	(8,679)	—	—	(8,679)
Debt extinguishment expense	(3,032)	—	—	(3,032)
Interest and other income of Consolidated Funds	—	1,407,757	(1,164)	1,406,593
Interest expense of Consolidated Funds	—	(464,073)	14,696	(449,377)
Net realized gain on investments	81,508	—	(74,846)	6,662
Net change in unrealized (depreciation) appreciation on investments	19,701	—	(21,371)	(1,670)
Net realized gain loss on investments of Consolidated Funds	—	1,794,412	—	1,794,412
Net change in unrealized (depreciation) appreciation on investments of Consolidated Funds	—	(1,073,607)	6,594	(1,067,013)

Total other income	107,481	1,664,489	(85,643)	1,686,327

Income before taxes	323,912	1,319,441	(381,511)	1,261,842
Income tax expense	21,816	4,338	—	26,154

Net income	302,096	1,315,103	(381,511)	1,235,688

Less: Net income attributable to non-controlling interests and redeemable non-controlling interests in Consolidated Funds	—	1,315,103	(381,511)	933,592

Less: Net income attributable to non-controlling interests in consolidated subsidiaries	81,450	—	—	81,450

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$220,646	$—	$—	$220,646

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

18. CONSOLIDATING SCHEDULES (Continued)

	For the year ended December 31, 2011
	Consolidated Company Entities	Consolidated Funds	Eliminations	Consolidated
Assets
Cash and cash equivalents	$34,422	$—	$—	$34,422
Restricted cash and securities	9,174	—	—	9,174
Investments, at fair value	527,022	—	(445,027)	81,995
Performance fees receivable	357,928	—	(303,078)	54,850
Derivative assets, at fair value	2,438	—	—	2,438
Due from affiliates	77,066	—	(17,096)	59,970
Intangible asset, net	66,942	—	—	66,942
Goodwill	8,364	—	—	8,364
Deferred tax asset, net	—	—	—	—
Other assets	45,210	—	(92)	45,118
Assets of Consolidated Funds
Cash and cash equivalents	—	1,526,871	—	1,526,871
Restricted cash and securities	—	5,000	—	5,000
Investments, at fair value	—	21,409,817	(18,578)	21,391,239
Due from affiliates	—	3,984	306	4,290
Dividends and interest receivable	—	199,845	—	199,845
Receivable for securities sold	—	130,373	—	130,373
Derivative assets, at fair value	—	60,755	—	60,755
Other assets	—	53,289	—	53,289

Total assets	$1,128,566	$23,389,934	$(783,565)	$23,734,935

Liabilities
Debt obligations	$205,000	$—	$—	$205,000
Accounts payable, accrued expenses and other liabilities	52,611	—	—	52,611
Deferred tax liability, net	4,758	—	—	4,758
Performance fee compensation payable	251,601	—	—	251,601
Derivative liabilities, at fair value	139	—	—	139
Accrued compensation	76,598	—	—	76,598
Due to affiliates	7,360	—	—	7,360
Liabilities of Consolidated Funds
Accounts payable, accrued expenses and other liabilities	—	77,938	—	77,938
Payable for securities purchased	—	339,534	—	339,534
Derivative liabilities, at fair value	—	61,602	—	61,602
Due to affiliates	—	24,142	(23,775)	367
Deferred tax liability, net		736		736
CLO loan obligations	—	8,636,360	(63,259)	8,573,101
Fund borrowings	—	4,969,823	—	4,969,823
Mezzanine debt	—	375,128	—	375,128

Total liabilities	598,067	14,485,263	(87,034)	14,996,296

Commitments and contingencies
Redeemable interest in Consolidated Funds	—	1,024,152	—	1,024,152
Redeemable interest in AHI and consolidated subsidiaries	21,208	—	—	21,208
Non-controlling interest in Consolidated Funds
Non-Redeemable non-controlling interest in Consolidated Funds	—	7,062,525	(696,530)	6,365,995
Equity appropriated for Consolidated Funds	—	817,996	—	817,996

Non-controlling interest in Consolidated Funds	—	7,880,521	(696,530)	7,183,991

Non-controlling interest in AHI and consolidated subsidiaries
Members' equity	94,630	—	—	94,630
Common Stock (Common B shares, 50,000 shares authorized, 4,990 shares issued and outstanding, $0.001 par value)	0	0	0	0
Additional paid in capital	46,602	—	—	46,602
Retained earnings	13,697	—	—	13,697
Accumulated other comprehensive (loss)	(195)	—	—	(195)

Non-controlling interest in AHI and consolidated subsidiaries	154,734	—	—	154,734

Controlling interest in equity of AHI and consolidated subsidiaries
Members' equity	272,960	—	—	272,960
Common Stock (Common A shares, 50,000 authorized, 5,010 shares issued and outstanding, $0.001 par value)	0	0	0	0
Additional paid in capital	146,826	—	—	146,826
Retained earnings	(64,316)	—	—	(64,316)
Accumulated other comprehensive (loss)	(916)	—	—	(916)

Total controlling interest in equity of AHI and consolidated subsidiaries	354,554	—	—	354,554

Total equity	509,288	7,880,521	(696,530)	7,693,279

Total liabilities, non-controlling interests and equity	$1,128,563	$23,389,936	$(783,564)	$23,734,935

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

18. CONSOLIDATING SCHEDULES (Continued)

	For the year ended December 31, 2011
	Consolidated Company Entities	Consolidated Funds	Eliminations	Consolidated
Revenues
Management fees	$323,999	$—	$(138,915)	$185,084
Performance fees	159,707	—	(152,769)	6,938
Other fees	19,546		(4,603)	14,943

Total revenues	503,252	—	(296,287)	206,965

Expenses
Compensation and benefits	200,784	—	—	200,784
Performance fee compensation	120,451	—	—	120,451
Consolidated Fund expenses	—	225,931	(147,829)	78,102
General, administrative and other expense	68,575	—	—	68,575

Total expenses	389,810	225,931	(147,829)	467,912

Other income (expense)
Interest and other income	15,394	—	(10,135)	5,259
Interest expense	(5,953)	—	—	(5,953)
Debt extinguishment expense	(1,183)	—	—	(1,183)
Interest and other income of Consolidated Funds	—	1,426,662	(951)	1,425,711
Interest expense of Consolidated Funds	—	(344,545)	16,586	(327,959)
Net realized gain on investments	26,118	—	(27,214)	(1,096)
Net change in unrealized (depreciation) appreciation on investments	(219)	—	(4,168)	(4,387)
Net realized gain (loss) on investments of Consolidated Funds	—	1,040,530	—	1,040,530
Net change in unrealized (depreciation) appreciation on investments of Consolidated Funds	—	(906,218)	(10,815)	(917,033)

Total other income	34,157	1,216,429	(36,697)	1,213,889

Income before taxes	147,599	990,498	(185,155)	952,942
Income tax expense	14,757	14,816	—	29,573

Net income	132,842	975,682	(185,155)	923,369

Less: Net income attributable to non-controlling interests and redeemable non-controlling interests in Consolidated Funds		975,682	(185,155)	790,529

Less: Net income attributable to non-controlling interests in consolidated subsidiaries	35,492			35,492

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$97,350	$—	$—	$97,348

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

18. CONSOLIDATING SCHEDULES (Continued)

	For the year ended December 31, 2010
	Consolidated Company Entities	Consolidated Funds	Eliminations	Consolidated
Assets
Cash and cash equivalents	$88,461	$—	$—	$88,461
Restricted cash and securities	—	—	—	—
Investments, at fair value	534,723	—	(465,136)	69,587
Performance fees receivable	446,035	—	(354,646)	91,389
Derivative assets, at fair value	1,847	—	—	1,847
Due from affiliates	56,551	—	(7,240)	49,311
Intangible assets, net	4,130	—	—	4,130
Goodwill
Deferred tax asset, net	598			598
Other assets	28,812	—	(107)	28,705
Assets of Consolidated Funds
Cash and cash equivalents	—	1,099,887	—	1,099,887
Restricted cash and securities
Investments, at fair value	—	20,710,893	(7,875)	20,703,018
Due from affiliates	—	1,508	25	1,533
Dividends and interest receivable	—	185,439	—	185,439
Receivable for securities sold	—	151,430	—	151,430
Derivative assets, at fair value	—	54,187	—	54,187
Other assets	—	63,971	—	63,971

Total assets	$1,161,157	$22,267,315	$(834,979)	$22,593,493

Liabilities
Debt obligations	$144,322	$—	$—	$144,322
Accounts payable, accrued expenses and other liabilities	29,824	—	—	29,824
Deferred tax liability, net
Performance fee compensation payable	309,585	—	—	309,585
Derivative liabilities, at fair value	1,401	—	—	1,401
Accrued compensation	57,729	—	—	57,729
Due to affiliates	337	—	—	337
Liabilities of Consolidated Funds
Accounts payable, accrued expenses and other liabilities	—	55,863	—	55,863
Payable for securities purchased	—	406,397	—	406,397
Derivative liabilities, at fair value	—	62,217	—	62,217
Due to affiliates	—	26,164	(24,237)	1,927
Securities sold short, at fair value	—	—	—	—
Deferred tax liability, net		543		543
CLO loan obligations	—	7,124,494	(90,437)	7,034,057
Fund borrowings	—	4,865,662	—	4,865,662
Mezzanine debt	—	547,967	—	547,967

Total liabilities	543,198	13,089,307	(114,674)	13,517,831

Commitments and contingencies
Redeemable interest in Consolidated Funds	—	1,112,054	—	1,112,054
Redeemable interest in AHI and consolidated subsidiaries	—	—	—	—
Non-controlling interest in Consolidated Funds
Non-Redeemable non-controlling interest in Consolidated Funds	—	7,366,277	(720,305)	6,645,972
Equity appropriated for Consolidated Funds	—	699,675	—	699,675

Non-controlling interest in Consolidated Funds	—	8,065,952	(720,305)	7,345,647

Non-controlling interest in AHI and consolidated subsidiaries
Members' equity	114,464	—	—	114,464
Common Stock (Common B shares, 50,000 shares authorized, 4,990 shares issued and outstanding, $0.001 par value)	0	0	0	0
Additional paid in capital	44,143	—	—	44,143
Retained earnings	15,963	—	—	15,963
Accumulated other comprehensive (loss)	(141)	—	—	(141)

Non-controlling interest in AHI and consolidated subsidiaries	174,429	—	—	174,429

Controlling interest in AHI and consolidated subsidiaries
Members' equity	325,861	—	—	325,861
Common Stock (Common A shares, 50,000 authorized, 5,010 shares issued and outstanding, $0.001 par value)	0	0	0	0
Additional paid in capital	132,925	—	—	132,925
Retained earnings	(14,545)	—	—	(14,545)
Accumulated other comprehensive (loss)	(709)	—	—	(709)

Total controlling interest in equity of AHI and consolidated subsidiaries	443,532	—	—	443,532

Total equity	617,961	8,065,952	(720,305)	7,963,608

Total liabilities, non-controlling interests and equity	$1,161,157	$22,267,315	$(834,979)	$22,593,493

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

All Amounts in Thousands, Unless Otherwise Noted

18. CONSOLIDATING SCHEDULES (Continued)

	For the year ended December 31, 2010
	Consolidated Company Entities	Consolidated Funds	Eliminations	Consolidated
Revenues
Management fees	$264,094	$—	$(126,982)	$137,112
Performance fees	385,589	—	(322,346)	63,243
Other fees	19,835	—	(2,969)	16,866

Total revenues	669,518	—	(452,297)	217,221

Expenses
Compensation and benefits	163,936	—	—	163,936
Performance fee compensation	264,251	—	—	264,251
Consolidated Fund expenses	—	212,458	(147,817)	64,641
General, administrative and other expense	39,772	—	—	39,772

Total expenses	467,959	212,458	(147,817)	532,600

Other income (loss)
Interest and other income	11,950	—	(5,689)	6,261
Interest expense	(5,405)	—	—	(5,405)
Debt extinguishment expense	—	—	—	—
Interest and other income of Consolidated Funds	—	1,351,902	(848)	1,351,054
Interest expense of Consolidated Funds	—	(315,210)	15,092	(300,118)
Net realized gain (loss) on investments	25,015	—	2,212	27,227
Net change in unrealized (depreciation) appreciation on investments	107,134	—	(91,900)	15,234
Net realized gain (loss) on investments of Consolidated Funds	—	19,075	—	19,075
Net change in unrealized (depreciation) appreciation on investments of Consolidated Funds	—	1,308,058	(5,167)	1,302,891

Total other income	138,694	2,363,825	(86,300)	2,416,219

Income before taxes	340,253	2,151,367	(390,780)	2,100,840
Income tax expense	18,862	513	—	19,375

Net income	321,391	2,150,854	(390,780)	2,081,465

Less: Net income attributable to non-controlling interests and redeemable non-controlling interests in Consolidated Funds	—	2,150,854	(390,780)	1,760,074

Less: Net income attributable to non-controlling interests in consolidated subsidiaries	73,907	—	—	73,907

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$247,484	$—	$—	$247,484

*      *      *

Ares Holdings Inc. and Ares Investments LLC

Combined and Consolidated Statements of Financial Condition (Unaudited)

(Dollars in Thousands)

	As of September 30, 2013	As of December 31, 2012
Assets
Cash and cash equivalents	$223,362	$68,457
Restricted cash and securities	9,691	9,051
Investments, at fair value	154,055	105,753
Performance fees receivable	121,187	102,330
Derivative assets, at fair value	1,347	1,567
Due from affiliates	112,227	68,545
Intangible assets, net	74,865	68,068
Goodwill	58,159	8,185
Other assets	59,682	49,613
Assets of Consolidated Funds:
Cash and cash equivalents	2,193,062	1,707,640
Restricted cash and securities	5,000	5,000
Investments, at fair value	20,777,899	21,734,983
Due from affiliates	6,879	79,448
Dividends and interest receivable	198,191	127,364
Receivable for securities sold	1,095,032	282,743
Derivative assets, at fair value	10,489	27,818
Other assets	41,021	49,312

Total assets	$25,142,148	$24,495,877

Liabilities
Debt obligations	$331,119	$336,250
Accounts payable, accrued expenses and other liabilities	70,790	56,871
Deferred tax liability, net	3,110	3,171
Performance fee compensation payable	276,239	227,797
Derivative liabilities, at fair value	4,606	3,784
Accrued compensation	105,113	26,290
Due to affiliate	24,298	4,624
Liabilities of Consolidated Funds:
Accounts payable, accrued expenses and other liabilities	75,471	85,094
Payable for securities purchased	1,192,536	1,101,728
Derivative liabilities, at fair value	59,187	59,466
Due to affiliates	804	907
Securities sold short, at fair value	12,600	18,847
Deferred tax liability, net	17,309	826
CLO loan obligations	11,015,422	9,818,059
Fund borrowings	4,184,953	4,512,229
Mezzanine debt	247,809	117,527

Total liabilities	17,621,366	16,373,470

Commitments and contingencies
Redeemable interest in Consolidated Funds	1,051,135	1,100,108
Redeemable interest in AHI and consolidated subsidiaries	29,444	25,995
Non-controlling interest in Consolidated Funds
Non-redeemable non-controlling interest in Consolidated Funds	5,477,223	6,019,267
Equity appropriated for Consolidated Funds	167,099	348,024

Non-controlling interest in Consolidated Funds	5,644,322	6,367,291

Non-controlling interest in AHI and consolidated subsidiaries
Member's equity	101,343	90,923
Common Stock (Common B shares, 50,000 shares authorized, 4,990 shares issued and outstanding, $0.001 par value)	0	0
Additional paid in capital	101,207	55,708
Retained earnings	494	(11,276)
Accumulated other comprehensive (loss)	(64)	(27)

Non-controlling interest in AHI and consolidated subsidiaries	202,980	135,328
Controlling interest in equity of AHI and consolidated subsidiaries
Member's equity	372,437	411,576
Common Stock (Common A shares, 50,000 authorized, 5,010 shares issued and outstanding, $0.001 par value)	0	0
Additional paid in capital	324,341	183,275
Retained earnings	(103,925)	(101,107)
Accumulated other comprehensive (loss)	48	(59)

Total controlling interest in equity of AHI and consolidated subsidiaries	592,901	493,685
Total equity	6,440,203	6,996,304

Total liabilities, non-controlling interests and equity	$25,142,148	$24,495,877

Ares Holdings Inc. and Ares Investments LLC

Combined and Consolidated Statements of Operations (Unaudited)

(Dollars in Thousands)

	For the nine months ended September 30,
	2013	2012
Revenues
Management fees	$270,405	$173,958
Performance fees	48,867	46,019
Other fees	13,444	11,382

Total revenues	332,716	231,359

Expenses
Compensation and benefits	240,841	204,698
Performance fee compensation	123,087	233,070
Consolidated Funds expenses	96,831	75,437
General, administrative and other expenses	99,138	60,800

Total expenses	559,897	574,005

Other income (expense)
Interest and other income	5,463	5,348
Interest expense	(7,365)	(6,338)
Interest and other income of Consolidated Funds	945,018	1,065,929
Interest expense of Consolidated Funds	(336,786)	(357,107)
Net realized gain on investments	177	1,315
Net change in unrealized (depreciation) appreciation on investments	(996)	5,627
Net realized gain on investments of Consolidated Funds	88,996	1,350,197
Net change in unrealized (depreciation) appreciation on investments of Consolidated Funds	60,823	(572,523)

Total other income	755,330	1,492,448

Income before taxes	528,149	1,149,802
Income tax expense	35,552	23,413

Net income	492,597	1,126,389

Less: Net income attributable to non-controlling interests and redeemable non-controlling interests in Consolidated Funds	346,615	886,643

Less: Net income attributable to non-controlling interests in consolidated subsidiaries	28,833	70,838

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$117,149	$168,908

Ares Holdings Inc. and Ares Investments LLC
Combined and Consolidated Statements of Comprehensive Income (Unaudited)
(Dollars in Thousands)

	For the nine months ended September 30,
	2013	2012
Net income	$492,597	$1,126,389
Other comprehensive income (loss):
Foreign currency translation adjustments	11,548	(5,324)

Other comprehensive income	11,548	(5,324)

Total comprehensive income	504,145	1,121,065
Less: Net income attributable to non-controlling interests in Consolidated Funds	(358,093)	(880,201)
Less: Net income attributable to non-controlling interests in consolidated subsidiaries	(28,796)	(70,986)

Comprehensive income attributable to controlling interests	$117,256	$169,878

Ares Holdings Inc. and Ares Investments LLC
Combined and Consolidated Statements of Changes in Equity (Unaudited)
(Dollars in Thousands)

											Consolidated Funds
	Members' Equity	Common Stock (A shares)	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Members' Equity	Common Stock (B shares)	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Equity Appropriated for Consolidated Funds	Non-Redeemable Non-Controlling Interest in Consolidated Funds	Total Equity
Balance at December 31, 2012	$411,576	$—	$183,275	$(101,107)	$(59)	$90,923	$—	$55,708	$(11,276)	$(27)	$348,024	$6,019,267	$6,996,304
Contributions	63,747	—	127,391	—	—	33,959	—	41,878	—	—	—	548,588	815,563
Distributions	(154,627)	—	—	(68,366)	—	(41,095)	—	—	—	—	—	(1,523,579)	(1,787,667)
Net income	51,601	—	—	65,548	—	17,064	—	—	11,770	—	(185,252)	424,912	385,643
Currency translation adjustment	—	—	—	—	107	—	—	—	—	(37)	4,327	8,035	12,432
Equity compensation	140	—	13,675	—	—	492	—	3,621	—	—	—	—	17,928

Balance at September 30, 2013	$372,437	$—	$324,341	$(103,925)	$48	$101,343	$—	$101,207	$494	$(64)	$167,099	$5,477,223	$6,440,203

Ares Holdings Inc. and Ares Investments LLC

Combined and Consolidated Statements of Cash Flows (Unaudited)

(Dollars in Thousands)

	For the nine months ended September 30,
	2013	2012
Cash flows from operating activities:
Net income	$492,597	$1,126,389
Adjustments to reconcile net income to net cash provided by operating activities:
Equity compensation expense	21,377	38,581
Depreciation and amortization	38,572	17,037
Net realized (gain) loss on investments	(177)	(1,315)
Net change in unrealized (appreciation) depreciation on investments	996	(5,627)
Receipt of non-cash interest income and dividends from investments	(19)	—
Allocable to non-controlling interests in Consolidated Funds
Receipt of non-cash interest income and dividends from investments	(30,022)	(36,844)
Net realized (gain) loss on investments	(88,996)	(1,350,197)
Amortization of original issue and market discount of investments	(48,230)	(143,383)
Net change in unrealized (appreciation) depreciation on investments	(60,823)	572,523
Investments purchased	(10,874,950)	(5,257,013)
Cash proceeds from sale or pay down of investments	12,281,210	7,603,196
Investments purchased	(48,793)	(33,822)
Cash proceeds from sale of investments	153	42,426
Cash flows due to changes in operating assets and liabilities:
Change in restricted cash	(640)	(2,653)
(Increase) decrease in performance fees receivable and payable, net	29,585	37,020
(Increase) decrease in due from and due to affiliates, net	15,588	(11,860)
(Increase) decrease in other assets	3,687	(1,019)
Increase (decrease) in accrued compensation and benefits	73,003	(10,401)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(12,485)	(1,822)
Net (increase) decrease in deferred taxes	(286)	—
Allocable to non-controlling interest in Consolidated Funds
Change in cash and cash equivalents held at Consolidated Funds	(485,286)	(362,866)
Change in other assets and receivables held at Consolidated Funds	(810,480)	(941,206)
Change in other liabilities and payables held at Consolidated Funds	91,320	765,800

Net cash provided by operating activities	586,901	2,042,944

Cash flows from investing activities:
Acquisitions, net of cash acquired	(50,317)	—
Purchase of furniture, equipment and leasehold improvements, net	(11,464)	(3,094)
Purchases of intangible assets	—	(9,398)

Net cash used in investing activities	(61,781)	(12,492)

Financing activities:
Proceeds from issuance of debt obligations	117,200	118,000
Repayments of debt obligations	(150,000)	(30,000)
Capital contributions	245,191	2,163
Capital distributions	(264,088)	(170,461)
Allocable to non-controlling interest in Consolidated Funds
Contributions from non-controlling interest holders in Consolidated Funds	548,588	760,115
Distributions to non-controlling interest holders in Consolidated Funds	(1,678,622)	(1,799,078)
Borrowings under loan obligations by Consolidated Funds	4,323,073	1,556,756
Repayments under loan obligations by Consolidated Funds	(3,523,669)	(2,448,164)

Net cash used in financing activities	(382,327)	(2,010,669)

Effect of exchange rate changes and translation	12,112	(4,961)

Net increase (decrease) in cash and cash-equivalents	154,905	14,822
Cash and cash-equivalents, beginning of period	68,457	34,422

Cash and cash-equivalents, end of period	$223,362	$49,244

Supplemental information:
Cash paid during the period for interest	$59,930	$118,730
Cash paid during the period for income taxes	$14,810	$14,408
Non-cash increase in assets and liabilities:
Stock issuance in connection with business combination	$21,785	$—

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

1. ORGANIZATION AND BASIS OF PRESENTATION

        The accompanying combined and consolidated financial statements include the results of two affiliated entities, Ares Holdings Inc. ("AHI") and Ares Investments LLC ("AI"), which directly or indirectly hold controlling interests in Ares Management LLC ("AM LLC") and Ares Investments Holdings LLC ("AIH LLC"), as well as their wholly owned subsidiaries (collectively the "Company" or "Ares"). Ares Partners Management Company LLC ("APMC") directs the operations of AHI and AI through its controlling ownership interest of approximately 50.1% and 70.3%, respectively. The remaining ownership of AHI and AI is shared among various minority non-control oriented strategic investment partners, whose financial interest in the consolidated and combined results are reflected as non-controlling interests in consolidated subsidiaries.

        AM LLC is a leading global alternative asset management firm that manages four distinct but complementary investment groups: Tradable Credit, Direct Lending, Private Equity and Real Estate. Information about segments should be read together with Note 13, "Segment Reporting." Subsidiaries of AM LLC serve as the general partners and/or investment managers to various investment funds (the "Ares Funds"), which are generally pass-through entities. The subsidiaries provide investment advisory services to the Ares Funds in exchange for management fees. In addition, AM LLC consolidates the following foreign operating subsidiaries, which act as investment advisers in foreign jurisdictions: Ares Management Limited ("Ares London") and Ares Asia Management (HK), Ltd.

        AIH LLC is a holding company, primarily holding carried interest and co-investment interests in partnerships and other investment vehicles managed directly or indirectly by Ares.

        In addition, certain Ares-affiliated funds, related co-investment entities and certain collateralized loan obligations ("CLOs") (collectively, the "Consolidated Funds") managed by AM LLC and its wholly owned subsidiaries have been consolidated in the accompanying financial statements for the periods presented pursuant to U.S. generally accepted accounting principles ("U.S. GAAP") as described in Note 2, "Summary of Significant Accounting Policies." Including the results of the Consolidated Funds significantly increases the reported amounts of the assets, liabilities, revenues, expenses and cash flows of the Company; however, the Consolidated Funds results included herein have no direct effect on the net income attributable to controlling interests or on total controlling equity. Instead, economic ownership interests of the investors in the Consolidated Funds are reflected as non-controlling interests in Consolidated Funds and equity appropriated for Consolidated Funds in the accompanying combined and consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The accompanying combined and consolidated financial statements consolidate: (a) Ares-affiliated funds and co-investment entities of which the Company is the sole general partner and for which the presumption of control by the general partner has not been overcome and (b) variable interest entities ("VIEs"), including CLOs of which the Company is deemed to be the primary beneficiary. Consolidation of these entities is a requirement under U.S. GAAP. All significant inter-entity transactions and balances have been eliminated in consolidation.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company consolidates entities that are determined to be VIEs where the Company is deemed to be the primary beneficiary. An entity is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity's business and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The consolidation rules require an analysis to determine whether (i) an entity in which the Company holds a variable interest is a VIE and (ii) the Company's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (e.g., management and performance related fees), would give the Company a controlling financial interest. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held directly or indirectly. The consolidation analysis is generally performed qualitatively. This analysis requires judgment and is performed at each reporting date.

        For all Ares-affiliated funds and co-investment entities that are not determined to be VIEs, the Company consolidates the funds and entities of which it or one of its affiliates is the sole general partner and the presumption of control has not been overcome. For funds and entities that have qualified for deferral of the current consolidation guidance, the limited partner is evaluated based on the previous guidance and these funds are analyzed to determine if they need to be consolidated in the Company's combined and consolidated financial statements.

        As of September 30, 2013 and December 31, 2012, assets of consolidated VIEs reflected in the Combined and Consolidated Statements of Financial Condition were $15.7 billion and $14.1 billion, respectively, and are presented within "Assets of Consolidated Funds." As of September 30, 2013 and December 31, 2012, liabilities of consolidated VIEs reflected in the Combined and Consolidated Statements of Financial Condition were $13.6 billion and $12.4 billion, respectively, and are presented within "Assets of Consolidated Funds." The holders of the consolidated VIEs' liabilities do not have recourse to the Company other than to the assets of the VIEs that are consolidated. The assets and liabilities of the consolidated VIEs are comprised primarily of investments and loans payable, respectively.

Basis of Accounting

        The accompanying financial statements are prepared in accordance with U.S. GAAP. Management has determined that the Company's Consolidated Funds are investment companies under U.S. GAAP for the purposes of financial reporting. U.S. GAAP for an investment company requires investments to be recorded at fair value and the unrealized appreciation (depreciation) in an investment's fair value is recognized on a current basis in the Combined and Consolidated Statements of Operations. Additionally, the Consolidated Funds do not consolidate their majority-owned and controlled investments in the portfolio companies. In the preparation of these combined and consolidated financial statements, the Company has retained the specialized accounting for the Consolidated Funds, pursuant to U.S. GAAP.

        All of the investments held and CLO loan obligations issued by the Consolidated Funds are presented at their estimated fair values in the Company's Combined and Consolidated Statements of Financial Condition. The excess of the CLO assets over the CLO liabilities upon consolidation is reflected in the Company's Combined and Consolidated Statements of Financial Condition as equity appropriated for Consolidated Funds. Net income attributable to the investors in the CLOs is included in net income (loss)

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

attributable to non-controlling interests in consolidated entities in the Combined and Consolidated Statements of Operations and equity appropriated for Consolidated Funds in the Combined and Consolidated Statements of Financial Condition.

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances. These assumptions and estimates require management to exercise judgment in the process of applying the Company's accounting policies. Assumptions and estimates regarding the valuation of investments and their resulting impact on performance fee revenue and performance fee compensation involve a higher degree of judgment and complexity, and these assumptions and estimates may be significant to the combined and consolidated financial statements. Actual results could differ from these estimates and such differences could be material.

Goodwill and Intangible Assets

        The Company's intangible assets consist of contractual rights to earn future management fees and performance fees from investment funds it acquires. Finite-lived intangibles are amortized on a straight-line basis over their estimated useful lives, ranging from approximately 1.0 to 6.0 years. Intangible assets arise from the Company's acquisition of management contracts for the right to receive future fee income. The purchase price is treated as an intangible asset and is amortized over the life of the contracts. Amortization is included as part of general, administrative and other expense in the Combined and Consolidated Statements of Operations. Refer to Note 3, "Goodwill and Intangible Assets," for more information.

        The Company tests goodwill annually for impairment. If, after assessing qualitative factors, the Company believes that it is more likely than not that the fair value of the reporting unit is less than its carrying value, the Company will use a two-step process to evaluate impairment. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. The second step, used to measure the amount of any potential impairment, compares the implied fair value of the reporting unit with the carrying amount of goodwill.

        The Company also tests goodwill for impairment in other periods if an event occurs or circumstances change such that is more likely than not to reduce the fair value of the reporting unit below its carrying amounts. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including the Company's interpretation of current economic indicators and market valuations, and assumptions about the Company's strategic plans with regard to its operations. Due to the uncertainties associated with such estimates, actual results could differ from such estimates.

        There were no impairments of goodwill recorded as of September 30, 2013 and December 31, 2012, respectively.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

        In January 2013, FASB issued guidance to clarify the scope of disclosures about offsetting assets and liabilities. The amendments clarify that the scope of guidance issued in December 2011 to enhance disclosures around financial instrument and derivative instruments that are either (a) offset, or (b) subject to a master netting agreement or similar agreement, irrespective of whether they are offset, applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. The amendments are effective for interim and annual periods beginning on or after January 1, 2013. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

        In February 2013, FASB issued guidance on reporting amounts reclassified out of accumulated other comprehensive income ("AOCI"), which requires entities to disclose additional information about reclassification adjustments, including changes in AOCI balances by component and significant items reclassified out of AOCI. The guidance is effective for the Company beginning January 1, 2013 and is to be applied prospectively. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

        In June 2013, FASB issued guidance to clarify the characteristics of an investment company and to provide guidance for assessing whether an entity is an investment company. Consistent with existing guidance for investment companies, all investments are to be measured at fair value including non-controlling ownership interests in other investment companies. There are no changes to the current requirements relating to the retention of specialized accounting in the consolidated financial statements of a non-investment company parent. The guidance is effective for interim and annual periods beginning after December 15, 2013 and early application is prohibited. Adoption is not expected to have a material impact on the Company's financial statements.

        In July 2013, FASB issued guidance to eliminate the diversity in practice on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the new guidance, an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statement as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date (e.g. an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled). The guidance does not require new recurring disclosures. The guidance applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, similar tax loss, or a tax credit

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

carryforward exists at the reporting date. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The guidance should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company is in the process of evaluating the impact that this guidance will have on its combined and consolidated financial statements.

3. GOODWILL AND INTANGIBLE ASSETS

Business Combinations

        On July 1, 2013, AM LLC purchased a 35.0% ownership interest in AREA Sponsor Holdings, LLC and a 100.0% ownership interest in AREA Management Holdings, LLC, a global real estate investment and asset manager headquartered in New York for approximately $130.1 million, comprised of cash, notes and the assumption of debt.

        The acquisition resulted in an increase in goodwill of $50.4 million and an increase in intangible assets of $35.1 million, primarily comprising contractual rights to earn future fee income, with the remaining $44.6 million of the purchase price allocated to the identifiable assets and liabilities. For the nine months ended September 30, 2013, amortization expense was $3.1 million, which is included in general, administrative and other expense in the Combined and Consolidated Statements of Operations.

        The following table summarizes the carrying value for the Company's intangible assets as of:

	September 30, 2013	December 31, 2012
Finite-lived intangible assets	$96,676	$79,458
Less accumulated amortization	(21,811)	(11,390)

Finite-lived intangible assets, net	74,865	68,068
Goodwill	58,159	8,185

Total Intangible assets and Goodwill, net	$133,024	$76,253

        Amortization expense associated with intangible assets was $28.1 million, and $6.4 million for the period ended September 30, 2013, and 2012, respectively.

        Amortization of intangible assets held at September 30, 2013 is expected to be $6.2 million, $23.7 million, $19.0 million, $8.6 million, and $5.4 million for the three months ending 2013, and the twelve months ending December 31, 2014, 2015, 2016, and 2017, respectively.

        During the nine months ended September 30, 2013, the Company evaluated for impairment certain intangible assets associated with acquired contractual rights for fee income based on revisions to the related expected future cash flow. The intangible assets are included in the Tradable Credit segment. The Company recorded an impairment loss of $17.7 million to reduce the carrying value of the intangible assets to their estimated fair value based on a discounted cash flow model. The impairment loss was included in amortization expense which is included in general, administrative, and other expense in the Combined and Consolidated Statements of Operations.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

4. INVESTMENTS

        Investments are comprised of (a) the investments held by AIH LLC at fair value and (b) investments held by the Consolidated Funds at fair value.

        Investments held by AIH are summarized below:

	Fair value at		Fair value as a percentage of investments at
Security Description:	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Private Investment Partnership Interests
Ares Credit Strategies Fund II, L.P.	$1,969	$1,862	1.3%	1.8%
Ares Strategic Investment Partners III, L.P.	2,597	2,388	1.7%	2.3%
Ares Corporate Opportunities Fund, L.P.(1)	1,237	1,504	0.8%	1.4%
Ares Special Situations Fund III, L.P.(1)	19,607	15,942	12.7%	15.1%
Ares Enhanced Loan Investment strategy IX, L.P	504	—	0.3%	—
Ares Europe CSF Funds (C) L.P.	157	—	0.1%	—
Ares Multi—Strategy Credit Funds V (H), L.P.	331	—	0.2%	—
AREA European Property Enhancement Program L.P.	1,210	—	0.8%	—
AREA Sponsor Holding LLC	28,452	—	18.5%	—
Resolution Life L.P.	21,845	—	14.2%	—

Total private investment partnership interests (cost: $67,831 and $19,914, at September 30, 2013 and December 31, 2012, respectively)	77,909	21,696	50.6%	20.6%

Common Stock
Ares Capital Corporation	49,447	50,048	32.1%	47.2%
Ares Commercial Real Estate Corporation	24,860	32,840	16.1%	31.1%
Ares Dynamic Credit Allocation Fund, Inc.	591	—	0.4%	—
Ares Multi-Strategy Credit Fund, Inc.	100	—	0.1%	—

Total common stock (cost: $79,740 and $79,036, at September 30, 2013 and December 31, 2012, respectively)	74,998	82,888	48.7%	78.3%

Corporate Bond
Ares Commercial Real Estate Corporation Convertible Senior Notes	1,148	1,169	0.7%	1.1%

Total corporate bond (cost: $1,150, and $1,150 at September 30, 2013 and December 31, 2012, respectively)	1,148	1,169	0.7%	1.1%

Total investments (cost: $198,018 and $100,100 at September 30, 2013 and December 31, 2012, respectively)	$154,055	$105,753	100.0%	100.0%

(1)
Security represents the sole underlying investment within an investment partnership.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

4. INVESTMENTS (Continued)

        Investments held in the Consolidated Funds are summarized below:

	Fair value at		Fair value as a percentage of investments at
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
United States:
Fixed income securities:
Consumer discretionary	$4,644,117	$6,092,986	22.5%	27.9%
Consumer staples	370,677	327,374	1.8%	1.5%
Energy	498,020	428,522	2.4%	2.0%
Financials	634,069	469,049	3.1%	2.2%
Healthcare, education and childcare	1,225,231	1,435,325	5.9%	6.6%
Industrials	2,230,578	2,023,982	10.7%	9.2%
Information technology	585,925	804,450	2.8%	3.7%
Materials	429,650	459,201	2.1%	2.1%
Telecommunication services	1,237,254	1,098,503	6.0%	5.1%
Utilities	261,106	325,782	1.3%	1.5%

Total fixed income securities (cost: $11,647,432 and $13,457,320 at September 30, 2013 and December 31, 2012, respectively)	12,116,627	13,465,174	58.6%	61.8%

Equity securities:
Consumer discretionary	2,058,065	1,743,884	9.9%	8.0%
Consumer staples	241,191	146,169	1.2%	0.7%
Energy	211,923	158,717	1.0%	0.7%
Financials	104,793	152,397	0.5%	0.7%
Healthcare, education and childcare	275,500	278,500	1.3%	1.3%
Industrials	138,878	167,629	0.7%	0.8%
Materials	—	21	—	—
Telecommunication services	40,743	43,136	0.2%	0.2%

Total equity securities (cost: $2,589,587 and $2,525,796 at September 30, 2013 and December 31, 2012, respectively)	$3,071,093	$2,690,453	14.8%	12.4%

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

4. INVESTMENTS (Continued)

	Fair value as of		Fair value as a percentage of investments as of
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Europe:
Fixed income securities:
Consumer discretionary	$1,690,860	$1,650,419	8.1%	7.6%
Consumer staples	204,474	144,198	1.0%	0.7%
Energy	4,874	9,215	—	—
Financials	214,321	151,491	1.0%	0.7%
Healthcare, education and childcare	320,966	325,224	1.5%	1.5%
Industrials	411,412	528,267	2.0%	2.4%
Information technology	117,699	147,744	0.6%	0.7%
Materials	295,025	211,702	1.4%	1.0%
Telecommunication services	913,164	883,525	4.4%	4.1%
Utilities	10,122	49,532	—	0.2%

Total fixed income securities (cost: $4,201,783 and $4,274,145, and at September 30, 2013 and December 31, 2012, respectively)	4,182,917	4,101,317	20.0%	18.9%

Equity securities:
Consumer discretionary	9,505	601	—	—
Consumer staples	619	—	—	—
Financials	—	29,239	—	0.1%
Healthcare, education and childcare	4,178	9,212	—	—
Industrials	—	11,058	—	0.1%
Information technology	—	43	—	—
Materials	1,039	13,446	—	0.1%
Telecommunication services	3,338	2,279	—	—

Total equity securities (cost: $52,859 and $81,908, at September 30, 2013 and December 31, 2012, respectively)	$18,679	$65,878	0.0%	0.3%

Asia and other:
Fixed income securities:
Consumer discretionary	$47,441	$70,881	0.2%	0.3%
Energy	—	127	—	—
Financials	440,791	452,259	2.1%	2.1%
Healthcare, education and childcare	19,529	22,756	0.1%	0.1%
Information technology	21,473	—	0.1%	—
Materials	15,785	—	0.1%	—
Telecommunication services	83,233	70,311	0.4%	0.3%

Total fixed income securities (cost: $527,727 and $549,670 at September 30, 2013 and December 31, 2012, respectively)	628,252	616,334	3.0%	2.8%

Equity securities:
Financials	—	6,011	—	—
Healthcare, education and childcare	23,493	23,493	0.1%	0.1%
Materials	52,946	—	0.3%	—
Utilities	5,129	56,948	—	0.3%

Total equity securities (cost: $132,133 and $81,544 at September 30, 2013 and December 31, 2012, respectively)	$81,568	$86,452	0.4%	0.4%

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

4. INVESTMENTS (Continued)

	Fair value as of		Fair value as a percentage of investments as of
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Canada:
Fixed income securities:
Consumer discretionary	$74,978	$142,757	0.4%	0.7%
Energy	86,356	174,841	0.4%	0.8%
Healthcare, education and childcare	102,226	59,989	0.5%	0.3%
Industrials	22,976	22,431	0.1%	0.1%
Materials	—	2	—	—
Telecommunication services	142,864	126,624	0.7%	0.6%

Total fixed income securities (cost: $410,555 and $535,229 at September 30, 2013 and December 31, 2012, respectively)	429,400	526,644	2.1%	2.5%

Equity securities:
Consumer discretionary	897	1,043	—	—
Energy	51,187	55,762	0.2%	0.3%

Total equity securities (cost: $75,256 and $62,784 at September 30, 2013 and December 31, 2012, respectively)	$52,084	$56,805	0.2%	0.3%

Australia:
Fixed income securities:
Industrials	$104,519	$78,784	0.5%	0.4%
Telecommunication services	—	24,091	—	0.1%
Utilities	64,651	13,481	0.3%	0.1%

Total fixed income securities (cost: $174,251 and $121,013 at September 30, 2013 and December 31, 2012, respectively)	169,170	116,356	0.8%	0.6%

Equity Securities:
Utilities	10,155	9,570	—	—
Telecommunication services	17,954	—	0.1%	—%

Total equity securities (cost: $30,140 and $13,382 at September 30, 2013 and December 31, 2012, respectively)	$28,109	$9,570	0.1%	—

Total fixed income securities	$17,526,366	$18,825,825	84.4%	86.6%

Total equity securities	$3,251,533	$2,909,158	15.6%	13.4%

Total Investments, at fair value	$20,777,899	$21,734,983	100.0%	100.0%

        At September 30, 2013 and December 31, 2012, no single issuer or investment, including derivative instruments and underlying portfolio investments of funds, had a fair value that exceeded 5.0% of the Company's total consolidated assets.

5. FAIR VALUE

        U.S. GAAP establishes a hierarchal disclosure framework which prioritizes the inputs used in measuring financial instruments at fair value into three levels based on their market observability. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available quoted prices from an active market or for which fair value can be measured based on actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        Financial assets and liabilities measured and reported at fair value are classified as follows:

  •
  Level I—Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

  •
  Level II—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are directly or indirectly observable. Level II inputs include prices in markets for which there are few transactions, prices that are not current, prices for which little public information exists or prices that vary substantially over time or among brokered market makers. Other inputs include interest rates, yield curves, volatilities, prepayment risks, loss severities, credit risks and default rates.

  •
  Level III—Model-derived valuations for which one or more significant inputs are unobservable. These inputs reflect the Company's assessment of the assumptions that market participants use to value the investment based on the best available information.

        In some instances, an instrument may fall into different levels of the fair value hierarchy. In such instances, the instrument's level within the fair value hierarchy is based on the lowest of the three levels (with Level III being the lowest) that is significant to the fair value measurement. The Company's assessment of the significance of an input requires judgment and considers factors specific to the instrument. The Company accounts for the transfer of assets into or out of each fair value hierarchy level as of the beginning of the reporting period.

Investment / Liability Valuations

        The valuation techniques used by the Company to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation techniques applied to the Consolidated Funds and AIH LLC vary depending on the nature of the investment.

        CLO investments and CLO loan obligations:    The Company has elected the fair value option to measure the CLO loan obligations at fair value as the Company has determined that measurement of the loan obligations issued by the CLOs at fair value better correlates with the value of the assets held by the CLOs, which are held to provide the cash flows for the note obligations. The investments of the CLOs are also carried at fair value.

        The fair value of the assets and liabilities are estimated based on various valuation models of third party pricing services as well as internal models. The valuation models generally utilize discounted cash flows and take into consideration prepayment and loss assumptions, based on historical experience and projected performance, economic factors, the characteristics and condition of the underlying collateral, comparable yields for similar securities and recent trading activity. These securities are classified as Level III.

        Corporate debt, bonds, bank loans, and derivative instruments:    The fair value of corporate debt, bonds, bank loans and derivative instruments is estimated based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs. These investments are generally classified

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

within Level II. The Company obtains prices from independent pricing services that generally utilize broker quotes and may use various other pricing techniques which take into account appropriate factors such as yield, quality, coupon rate, maturity, type of issue, trading characteristics and other data. If the pricing services are only able to obtain a single broker quote or utilize a pricing model, such securities will be classified as Level III. If the pricing services are unable to provide prices, the Company will attempt to obtain one or more broker quotes directly from a dealer, price such securities at the last bid price obtained and classify such securities as Level III.

        Equity and equity-related securities:    Securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified as Level I. Securities that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs obtained by the Company from independent pricing services are classified as Level II.

        Partnership interests:    In accordance with ASU 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent), the Company generally values its investments using the net asset value per share equivalent calculated by the investment manager as a practical expedient to determining an independent fair value or estimates based on various valuation models of third-party pricing services, as well as internal models. Such valuations are classified as Level II to the extent the investments are currently redeemable; if the investments are subject to a lock-up period, they are classified as Level III.

        The Company is responsible for all inputs and assumptions related to the pricing of securities. The Company has internal controls in place that support its reliance on information received from third-party pricing sources. As part of its internal controls, the Company obtains, reviews and tests information to corroborate prices received from third-party pricing sources. For any securities, if market or dealer quotations are not readily available, or if the Company determines that a quotation of a security does not represent a fair value, then the security is valued at a fair value as determined in good faith by the Company and classified as Level III. In such instances, the Company uses valuation techniques consistent with the market and income approaches to measure fair value and will give consideration to all factors which might reasonably affect the fair value. The main inputs into the Company's valuation model for these Level III securities include earnings multiples (based on the historical earnings of the issuer) and discounted cash flows. The Company may also consider original transaction price, recent transactions in the same or similar instruments, completed third-party transactions in comparable instruments and other liquidity, credit and market risk factors. Models will be adjusted as deemed necessary by the Company.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

Fair Value of Financial Instruments Held by the Company and Consolidated Funds

        The table below summarizes the valuation of investments and other financial instruments by fair value hierarchy levels as of September 30, 2013:

Investments of the Company	Level I	Level II	Level III	Total
Investments, at fair value
Equity securities	$74,898	$—	$100	$74,998
Bonds	—	1,148	—	1,148
Partnership interests	—	—	77,909	77,909

Total investments, at fair value	74,898	1,148	78,009	154,055
Derivative assets, at fair value
Forward foreign currency contracts	—	295	—	295
Purchased contracts	—	1,052	—	1,052

Total derivative assets, at fair value	—	1,347	—	1,347

Total	$74,898	$2,495	$78,009	$155,402

Derivative liabilities, at fair value
Forward foreign currency contracts	—	$(3,287)	—	$(3,287)
Interest rate contracts	—	(1,319)	—	(1,319)

Total derivative liabilities, at fair value	$—	$(4,606)	$—	$(4,606)

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

Fair Value of Financial Instruments Held by the Company and Consolidated Funds

        The table below summarizes the valuation of investments and other financial instruments by fair value hierarchy levels as of September 30, 2013:

Investments of Consolidated Funds	Level I	Level II	Level III	Total
Investments, at fair value
Equity securities	$214,251	$446,137	$2,524,993	$3,185,381
Bonds	—	1,645,344	1,899,182	3,544,526
Loans	—	12,685,090	785,212	13,470,302
Collateralized loan obligations	—	146	518,742	518,888
Partnership interests	—	—	29,294	29,294
Other	—	29,508	—	29,508

Total investments, at fair value	214,251	14,806,225	5,757,423	20,777,899
Derivative assets, at fair value
Interest rate contracts	—	13	2,299	2,312
Credit contracts	—	3,924	—	3,924
Equity contracts	—	492	—	492
Foreign exchange contracts	—	1,257	2,073	3,330
Other financial instruments	—	—	431	431

Total derivative assets, at fair value	—	5,686	4,803	10,489

Total	$214,251	$14,811,911	$5,762,226	$20,788,388

Derivative liabilities, at fair value
Interest rate contracts	$—	$(5,157)	$(773)	$(5,930)
Credit contracts	—	(19,965)	—	(19,965)
Equity contracts	—	(344)	—	(344)
Foreign exchange contracts	—	(31,160)	—	(31,160)
Other financial instruments	—	—	(1,788)	(1,788)

Total derivative liabilities, at fair value	—	(56,626)	(2,561)	(59,187)
Loan obligations of CLOs(1)			(10,747,324)	(10,747,324)

Total liabilities	$—	$(56,626)	$(10,749,885)	$(10,806,511)

(1)
Ares Enhanced Loan Investment Strategy II, Ltd. has not elected to fair value its loan obligation and is therefore carried at cost of $268,098.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The table below summarizes the valuation of investments and other financial instruments by fair value hierarchy levels as of December 31, 2012:

Investments of the Company

	Level I	Level II	Level III	Total
Investments, at fair value
Equity securities	$82,888	$—	$—	$82,888
Bonds	—	—	1,170	1,170
Partnership interests	—	—	21,695	21,695

Total investments, at fair value	82,888	—	22,865	105,753
Derivative assets, at fair value
Forward foreign currency contracts	—	161	—	161
Purchased contracts	—	1,406	—	1,406

Total derivative assets, at fair value	—	1,567	—	1,567

Total	$82,888	$1,567	$22,865	$107,320

Derivative liabilities, at fair value
Forward foreign currency contracts	—	$(1,348)	—	$(1,348)
Interest rate contracts	—	(2,436)	—	(2,436)

Total derivative liabilities, at fair value	$—	$(3,784)	$—	$(3,784)

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

Investments of Consolidated Funds

	Level I	Level II	Level III	Total
Investments, at fair value
Equity securities	$436,197	$462,508	$1,972,936	$2,871,641
Bonds	—	1,820,045	2,462,308	4,282,353
Loans	—	13,093,003	973,345	14,066,348
Collateralized loan obligations	—	—	455,559	455,559
Partnership interests	—	—	40,618	40,618
Other	—	16,044	2,420	18,464

Total investments, at fair value	436,197	15,391,600	5,907,186	21,734,983
Derivative assets, at fair value
Interest rate contracts	—	4,224	2,977	7,201
Credit contracts	—	3,829	12,209	16,038
Equity contracts	—	468	—	468
Foreign exchange contracts	—	903	3,208	4,111
Other financial instruments	—	—	—	—

Total derivative assets, at fair value	—	9,424	18,394	27,818

Total	$436,197	$15,401,024	$5,925,580	$21,762,801

Derivative liabilities, at fair value
Forward foreign currency contracts	$—	$(10,017)	$(3,186)	$(13,203)
Written options	—	(23,457)	(11,741)	(35,198)
Credit contracts	—	(391)	—	(391)
Interest rate contracts	—	(9,989)	—	(9,989)
Other financial instruments	—	—	(685)	(685)

Total derivative liabilities, at fair value	—	(43,854)	(15,612)	(59,466)
Loan obligations of CLOs(1)	—	—	(9,422,570)	(9,422,570)

Total liabilities	$—	$(43,854)	$(9,438,182)	$(9,482,036)

(1)
Ares Enhanced Loan Investment Strategy II, Ltd. has not elected to fair value its loan obligation and is therefore carried at cost of $395,489.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The following tables set forth a summary of changes in the fair value of the Level III investments for the nine months ended September 30, 2013:

	For the Nine Months Ended September 30, 2013 Investments of Ares Investments Holdings LLC
	Fixed Income	Partnership Interests	Total
Balance, beginning of period	$1,170	$21,695	$22,865
Transfer out	(1,170)	—	(1,170)
Purchases	—	48,189	48,189
Sales	—	(56,321)	(56,321)
Realized and unrealized appreciation (depreciation), net	—	64,446	64,446

Balance, end of period	$—	$78,009	$78,009

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$—	$8,298	$8,298

	For the Nine Months Ended September 30, 2013 Investments of Consolidated Funds
	Equity Securities	Fixed Income	Partnership Interests	Other Financial Instruments	Total
Balance, beginning of period	$1,972,936	$3,891,212	$40,618	$5,202	$5,909,968
Transfer in	74,572	217,083			291,655
Transfer out	—	(315,237)	—	—	(315,237)
Purchases	262,711	844,521	16,326	(4,031)	1,119,527
Sales	(33,677)	(1,400,131)	(29,239)	(30,602)	(1,493,649)
Accrued discounts/premiums	—	17,724	—	87	17,811
Realized and unrealized appreciation (depreciation), net	248,449	(52,034)	1,589	31,586	229,590

Balance, end of period	$2,524,991	$3,203,138	$29,294	$2,242	$5,759,665

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$166,661	$(34,601)	$673	$(8,031)	$124,702

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The following tables set forth a summary of changes in the fair value of the Level III investments for the nine months ended September 30, 2012:

	For the Nine Months Ended September 30, 2012 Investments of Ares Investments Holdings LLC
	Fixed Income	Partnership Interests	Total
Balance, beginning of period	$6,437	$31,372	$37,809
Transfer out	(6,437)	—	(6,437)
Purchases	—	1,421	1,421
Sales	—	(7,667)	(7,667)
Realized and unrealized appreciation (depreciation), net	—	6,663	6,663

Balance, end of period	$—	$31,789	$31,789

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$—	$7,224	$7,224

	For the Nine Months Ended September 30, 2012 Investments of Consolidated Funds
	Equity Securities	Fixed Income	Partnership Interests	Other Financial Instruments	Total
Balance, beginning of period	$1,286,776	$4,896,736	$—	$16,784	$6,200,296
Transfer in	—	141,740	—	(990)	140,750
Transfer out	(38,058)	(348,173)	—	—	(386,231)
Acquired funds	—	(1,613)	—	—	(1,613)
Purchases	426,074	772,640	5,000	—	1,203,714
Sales	(667,513)	(1,738,461)	—	(4,110)	(2,410,084)
Accrued discounts/premiums	(114)	60,957	—	(30)	60,813
Realized and unrealized appreciation (depreciation), net	326,330	292,368	—	(13,448)	605,250

Balance, end of period	$1,333,495	$4,076,194	$5,000	$(1,794)	$5,412,895

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$2,549	$112,556	$0	$(16,139)	$93,868

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The following tables set forth a summary of changes in the fair value of the Level III investments for the year ended December 31, 2012:

	For the Year Ended December 31, 2012 Investments of Ares Investments Holdings LLC
	Fixed Income	Partnership Interests	Total
Balance, beginning of period	$6,437	$31,372	$37,809
Transfer out	(6,437)	—	(6,437)
Purchases	1,150	2,494	3,644
Sales	—	(19,621)	(19,621)
Realized and unrealized appreciation (depreciation), net	20	7,450	7,470

Balance, end of period	$1,170	$21,695	$22,865

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$19	$2,443	$2,462

	For the Year Ended December 31, 2012 Investments of Consolidated Funds
	Equity Securities	Fixed Income	Partnership Interests	Other Financial Instruments	Total
Balance, beginning of period	$1,286,776	$4,896,736	$—	$16,784	$6,200,296
Transfer in	—	191,736	—	(1,212)	190,524
Transfer out	(38,110)	(312,013)	—	—	(350,123)
Acquired funds	—	105	—	—	105
Purchases	1,099,404	1,136,010	40,358	9,828	2,285,600
Sales	(672,823)	(2,457,678)	—	(2,028)	(3,132,529)
Accrued discounts/premiums	—	35,205	—	(24)	35,181
Realized and unrealized appreciation (depreciation), net	297,689	401,111	260	(18,146)	680,914

Balance, end of period	$1,972,936	$3,891,212	$40,618	$5,202	$5,909,968

Changes in unrealized appreciation (depreciation) included in earnings related to financial assets still held at the reporting date	$(6,630)	$64,232	$(158)	$(11,197)	$46,247

        Total realized and unrealized appreciation (depreciation) recorded for Level III investments are included in net realized gain (loss), on investments and net change in unrealized appreciation (depreciation) on investments in the Combined and Consolidated Statements of Operations, respectively.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The Company recognizes transfers between the levels as of the beginning of the period. Transfers out of Level III were generally attributable to certain investments that experienced a more significant level of market activity during the period and thus were valued using observable inputs either from independent pricing services or multiple brokers. Transfers into Level III were generally attributable to certain investments that experienced a less significant level of market activity during the period and thus were only able to obtain one quote from a broker or independent pricing service. There were no significant individual transfers between Level I and Level II for the nine months ended September 30, 2013 and 2012 and for the year ended December 31, 2012.

        The following table sets forth a summary of changes in the fair value of the Level III investments for the CLO loan obligations for the nine months ended September 30, 2013 and the year ended December 31, 2012:

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Balance, beginning of period	$9,422,570	$8,172,612
Equity appropriated for Consolidated Funds	2,299,718	1,582,740
Borrowings	65,210	25,749
Paydowns	(772,440)	(1,256,031)
Issuances	—	—
Realized and unrealized losses, net	(267,734)	897,500

Balance, end of period	$10,747,324	$9,422,570

        The following tables summarize the quantitative inputs and assumptions used for the Company's Level III inputs as of September 30, 2013:

ARES INVESTMENTS HOLDINGS LLC
As of September 30, 2013

Investments	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range
Assets
Partnership interests	$77,909	Net asset value	N/A	N/A
Equity	100	Recent transaction price	N/A	N/A

Total	$78,009

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

CONSOLIDATED FUNDS
As of September 30, 2013

Investments	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range
Assets
Equity securities	$10,629	Broker quotes and/or 3rd party pricing services	N/A	N/A
	17,355	EV market multiple analysis	EBITDA Multiple	5.7x - 10.5x
	149,786	Market approach (comparable companies)	Book Value multiple	1.5x - 1.75x
	1,826,276	Market approach (comparable companies)	EBITDA multiple	6.0x - 25.0x
	2,027	Market approach	Other	N/A
	102,367	Other	N/A	N/A
	219,875	Recent transaction price(1)	N/A	N/A
	1,035	Discounted Cash Flow	Yield to Worst	N/A
	114,779	Discounted Cash Flow	Yield to Maturity	N/A
Fixed income	1,241,013	Broker quotes and/or 3rd party pricing services	N/A	N/A
	43,092	EV market multiple analysis	EBITDA multiple	2x - 9.4x
	7,654	Discounted cash flow	Discount rate	4.1%.4.2%
			Yield to maturity	7% - 9%
			Yield to maturity	70%
	280,111	Discounted cash flow	Yield to maturity	7% - 9%
	439	Discounted cash flow	Yield to worst	20%
	11,520	Income approach	Yield	4.71% - 6%
	111,524	Market approach (comparable companies)	Book value multiple	1.5x - 1.75x
	614,193	Market approach (comparable companies)	EBITDA multiple	6x - 10x
	69,288	Recent transaction price(1)	N/A	N/A
	830,156	Yield analysis	Market yield	2.5x - 16.x
	75,008	Other	N/A	N/A
Partnership and LLC interests	23,177	Net asset value	N/A	N/A
	6,119	EV Market multiple Analysis	EBITDA multiple	8.5x - 10.5x
Other	4,803	Broker quotes and/or 3rd party pricing services	N/A	N/A

Total assets	$5,762,226

Liabilities
Fixed income	$10,703,854	Broker quotes and/or 3rd party pricing services	N/A	N/A
	45,360	Discounted cash flow	Discount rate	10.7%
	671	Liquidation value	Other(2)	N/A

Total liabilities	$10,749,885

(1)
Certain investments are valued based on recent transactions, generally defined as investments purchased or sold, adjusted when appropriate based on consideration of any changes in significant unobservable inputs, valuations of comparable companies and other similar transactions. In other cases, the fair value may be based on a pending transaction expected to occur after the valuation date.

(2)
Presents residual value of assets.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The following tables summarize the quantitative inputs and assumptions used for the Company's Level III inputs as of December 31, 2012:

ARES INVESTMENTS HOLDINGS LLC
As of December 31, 2012

Investments	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range
Assets
Partnership interests	$21,695	Net asset value	N/A	N/A
Bonds	1,170	Broker quotes and/or 3rd party pricing services	N/A	N/A

Total	$22,865

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

CONSOLIDATED FUNDS
As of December 31, 2012

Investments	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range
Assets
Equity securities	$12,993	Broker quotes and/or 3rd party pricing services	N/A	N/A
	19,374	EV market multiple analysis	EBITDA Multiple	5.7x - 10.5x
	39,790	Market approach (comparable companies)	Book Value multiple	1.0x - 1.5x
	968,286	Market approach (comparable companies)	EBITDA multiple	5x - 12x
	23,493	Market approach (comparable companies)	Net Income multiple	20x - 25.0x
	8,123	Market approach	Other	N/A
	1,389	Other	N/A	N/A
	904,594	Recent transaction price(1)	N/A	N/A
Fixed income	1,696,240	Broker quotes and/or 3rd party pricing services	N/A	N/A
	39,069	EV market multiple analysis	EBITDA multiple	2x - 9.4x
	11,549	Discounted cash flow	Discount rate	2%
			Prepayment rate	10%
			Recovery rates	70%
	406,737	Discounted cash flow	Yield to maturity	7% - 9%
	19,041	Discounted cash flow	Yield to worst	19%
	8,172	Income approach	Yield	6% - 10%
	106,401	Market approach (comparable companies)	Book value multiple	1.0x - 1.5x
	675,892	Market approach (comparable companies)	EBITDA multiple	5x - 12x
	110,508	Recent transaction price(1)	N/A	N/A
	817,710	Yield analysis	Market yield	2.5x - 16.x
Partnership and LLC interests	35,416	Net asset value	N/A	N/A
Other	2,616	Broker quotes and/or 3rd party pricing services	N/A	N/A
Derivative instruments of Consolidated Funds	2,575	Broker quotes and/or 3rd party pricing services	N/A	N/A

Total assets	$5,909,968

Liabilities
Fixed income	$7,933,707	Broker quotes and/or 3rd party pricing services	N/A	N/A
	441,882	Discounted cash flow	Default rate	3.0%
			Discount rate	34.9%
			Prepayment rate	10.0%
	3,348	Liquidation value	Other(2)	N/A
	595,300	Net asset value	N/A	N/A
	448,333	Recent transaction price(1)	N/A	N/A

Total liabilities	$9,422,570

(1)
Certain investments are valued based on recent transactions, generally defined as investments purchased or sold, adjusted when appropriate based on consideration of any changes in significant unobservable inputs, valuations of comparable companies and other similar transactions. In other cases, the fair value may be based on a pending transaction expected to occur after the valuation date.

(2)
Presents residual value of assets.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

5. FAIR VALUE (Continued)

        The significant unobservable inputs used in the fair value measurement of the Company's investments in equity securities include earnings before interest, tax, depreciation and amortization ("EBITDA"), book value and net income multiples. Significant increase (decrease) in EBITDA, book value, or net income multiples in isolation would result in a significantly higher (lower) fair value measurement.

        The significant unobservable inputs used in the fair value measurement of the Company's investments in bonds are EBITDA and book value multiples, discount rates, prepayment rates, recovery rates and market yields. Significant increases (decreases) in EBITDA and book value multiples and recovery rates, would result in a significantly higher (lower) fair value measurement. Significant increases (decreases) in prepayment rates and market yields would result in lower (higher) fair value measurements.

        The significant unobservable inputs used in the fair value measurement of the Company's loans payable are discount rates, default rates, prepayment rates and other. Significant increases (decreases) in discount rates or default rates in isolation would result in a significantly lower (higher) fair value measurement.

6. DERIVATIVE FINANCIAL INSTRUMENTS

        In the normal course of business, AM LLC, AIH LLC and the Consolidated Funds use various types of derivative instruments primarily to mitigate against credit and foreign exchange risk. The derivative instruments held by these funds do not qualify for hedge accounting under the accounting standards for derivatives and hedging. The Company recognizes all of its derivative instruments at fair value as either assets or liabilities in the Combined and Consolidated Statements of Financial Condition. In accordance with ASC 815, changes in the fair value of derivative instruments are included in net change in unrealized gain/loss on investments in the Combined and Consolidated Statements of Operations. The Company does not designate its derivatives as hedging instruments.

        The Company is exposed to certain risks relating to its ongoing operations; the primary risks managed by using derivative instruments are credit risk and foreign exchange risk. The Company's derivative instruments include warrants, currency options, purchased options, interest rate swaps and credit default swaps and forward contracts.

        By using derivatives, the Company is exposed to counterparty credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform, the Company's counterparty credit risk is equal to the amount reported as a derivative asset on the Company's balance sheet. The amounts reported as a derivative asset are derivative contracts in a gain position, and to the extent subject to legally enforceable master netting arrangements, net of derivatives in a loss position with the same counterparty and cash collateral received. The Company minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, executing master netting arrangements and obtaining collateral, where appropriate. To the extent the master netting arrangements and other criteria meet the applicable requirements, including determining the legal enforceability of the arrangements, it is the Company's policy to present derivative balances and related cash collateral amounts net in the balance sheet.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Qualitative Disclosures of Derivative Financial Instruments

        Following is a description of the significant derivative instruments utilized by AM LLC, AIH LLC and the Consolidated Funds during the reporting periods.

Forward Foreign Currency Contracts

        The Company enters into foreign currency forward exchange contracts to hedge against foreign currency exchange rate risk on its non-U.S. dollar denominated cash flow. When entering into a forward currency contract, the Company agrees to receive and/or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed-upon future date. Forward foreign currency contracts involve elements of market risk in excess of the amounts reflected in the Combined and Consolidated Statements of Financial Condition. The Company bears the risk of an unfavorable change in the foreign exchange rate underlying the forward foreign currency contract. In addition, the potential inability of the counterparties to meet the terms of their contracts poses a risk to the Company.

Interest Rate Swaps

        AIH LLC and the Consolidated Funds enter into interest rate swap contracts to mitigate their interest rate risk exposure. Interest rate swaps represent an agreement between two counterparties to exchange cash flows based on the difference in two interest rates, applied to the notional principal amount for a specified period. The payment flows are generally netted, with the difference being paid by one party to the other. The interest rate swap contracts effectively mitigate the Company's exposure to interest rate risk by converting a portion of the Company's floating-rate debt to a fixed-rate basis.

        The interest rate swaps are mark-to-market based upon quotations from pricing services or by the Company and the change in value, if any, is recorded as a net change in unrealized appreciation (depreciation) on investments in the Combined and Consolidated Statements of Operations.

Credit Default Swaps

        The Consolidated Funds enter into credit default swap contracts for investment purposes and to manage credit risk. As a seller in a credit default swap contract, a Consolidated Fund is required to pay the notional or other agreed-upon value to the counterparty in the event of a default by a third party, either a U.S. or foreign corporate issuer (or an index of U.S. or foreign corporate issuers), on the referenced debt obligation. In return, the Consolidated Fund receives from the counterparty a periodic stream of payments over the term of the contract, provided that no event of default has occurred, and has no payment obligations. Such payments are accrued daily and accounted for as realized gain in the Combined and Consolidated Statements of Operations.

        The Consolidated Funds may also purchase credit default swap contracts to mitigate the risk of default by debt securities held. In these cases, the Consolidated Fund functions as the counterparty referenced in the preceding paragraph. As a purchaser of a credit default swap contract, the Consolidated Fund receives the notional or other agreed upon value from the counterparty in the event of default by a third party, either a U.S. or foreign corporate issuer (or an index of U.S. or foreign corporate issuers) on

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

the referenced debt obligation. In return, the Consolidated Fund makes periodic payments to the counterparty over the term of the contract provided no event of default has occurred. Such payments are accrued daily and accounted for as realized loss in the Combined and Consolidated Statements of Operations.

        Entering into credit default swaps exposes the Consolidated Funds to credit, market and documentation risk in excess of the related amounts recognized on the Combined and Consolidated Statements of Financial Position. Such risks involve the possibility that there will be no liquid market for these agreements, that the counterparty to the agreements may default on its obligations to perform or disagree as to the meaning of the contractual terms in the agreements, and that there will be unfavorable changes in net interest rates.

        The credit default swaps are mark-to-market daily based upon quotations from pricing services and the change in value, if any, is recorded as a net change in unrealized appreciation (depreciation) on investments in the Combined and Consolidated Statements of Operations.

Quantitative Disclosures of Derivative Financial Instruments

        The following tables identifies the fair value and notional amounts of derivative contracts by major product type on a gross basis for AM LLC, AIH LLC and the Consolidated Funds as of September 30, 2013 and December 31, 2012, which amounts may be offset to the extent that there is a legal right to offset and presented net in derivative assets or derivative liabilities in the Combined and Consolidated Statements of Financial Condition:

	As of September 30, 2013
	Assets		Liabilities
Ares Management LLC and Ares Investments Holdings LLC	Notional(1)	Fair Value	Notional(1)	Fair Value
Interest rate contracts	$—	$—	$250,000	$1,319
Foreign exchange contracts	16,514	1,347	69,090	3,287

Total gross derivatives, at fair value	$16,514	$1,347	$319,090	$4,606

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	As of September 30, 2013
	Assets		Liabilities
Consolidated Funds	Notional(1)	Fair Value	Notional(1)	Fair Value
Interest rate contracts	$436,473	$2,312	$224,931	$5,930
Credit contracts	24,000	3,924	520,246	19,965
Equity contracts	1,664	492	1,041,600	344
Foreign exchange contracts	323,011	3,330	465,343	31,160
Other financial instruments	4,461	431	4,598	1,788

Total gross derivatives, at fair value	789,609	10,489	2,256,718	59,187

Warrants—Equity contracts(2)	5,814	29,201	—	—
Warrants—Foreign(2)	60,202	1,486	—	—

TOTAL	$855,625	$41,176	$2,256,718	$59,187

(1)
Represents the total contractual amount of derivative assets and liabilities outstanding.

(2)
The fair value of Warrants are included as part of Investments, at fair value on the Combined and Consolidated Statement of Financial Condition.

        Derivative Contracts as of December 31, 2012 are as follows:

	As of December 31, 2012
	Assets		Liabilities
Ares Management LLC and Ares Investments Holdings LLC	Notional(1)	Fair Value	Notional(1)	Fair Value
Interest rate contracts	$—	$—	$250,000	$2,436
Foreign exchange contracts	19,721	1,567	65,727	1,348

Total gross derivatives, at fair value	$19,721	$1,567	$315,727	$3,784

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	As of December 31, 2012
	Assets		Liabilities
Consolidated Funds	Notional(1)	Fair Value	Notional(1)	Fair Value
Interest rate contracts	$198,423	$7,201	$108,909	$13,203
Credit contracts	140,305	16,038	564,909	35,198
Equity contracts	4,752	468	1,040,000	391
Foreign exchange contracts	137,715	4,111	455,691	9,989
Other financial instruments	—	—	694	685

Total derivatives, at fair value	481,195	27,818	2,170,203	59,466

Warrants—Equity(2)	7,172	18,440	—	—
Warrants—Other(2)	60,000	720	—	—

TOTAL	$548,367	$46,978	$2,170,203	$59,466

(1)
Represents the total contractual amount of derivative assets and liabilities outstanding.

(2)
The fair value of Warrants are included as part of Investments, at fair value on the Combined and Consolidated Statement of Financial Condition.

        The following tables present a summary of net realized and unrealized appreciation (depreciation) on derivative instruments as of September 30 2013 and December 31, 2012, which is included in net investment gains/(loss) on investments of AM LLC, AIH LLC and the Consolidated Funds in the Combined and Consolidated Statements of Operations:

	As of September 30, 2013
Ares Management LLC	Foreign Exchange Contracts	Total
Realized gain/(loss)
Forward contracts	$(221)	$(221)

Total realized gain/(loss)	$(221)	$(221)

Unrealized appreciation (depreciation)
Forward contracts	$285	$285

Total change in unrealized appreciation (depreciation)	$285	$285

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	As of September 30, 2013
Ares Investments Holdings LLC	Interest Rate Contracts	Foreign Exchange Contracts	Total
Realized gain/(loss)
Swaps	$(922)	$—	$(922)
Foreign currency forward contracts	—	1,269	1,269

Total realized gain/(loss)	$(922)	$1,269	$347

Unrealized appreciation (depreciation)
Purchased options	$—	$(355)	$(355)
Swaps	1,117	—	1,117
Foreign currency forward contracts	—	(2,090)	(2,090)

Total change in unrealized appreciation (depreciation)	$1,117	$(2,445)	$(1,328)

	As of September 30, 2013
Consolidated Funds	Interest Rate Contracts	Credit Contracts	Equity Contracts	Foreign Exchange Contracts	Other	Total
Realized gain/(loss)
Purchased options	$—	$—	$(5,541)	$367	$—	$(5,174)
Written options	—	—	—	2,712	—	2,712
Swaps	(17,123)	(11,230)	(33,279)	24,272	3,162	(34,198)
Interest rate caps/floor	(879)	—	—	—	—	(879)
Foreign currency forward contracts	—	—	—	(258)	—	(258)

Total realized gain/(loss)	$(18,002)	$(11,230)	$(38,820)	$27,093	$3,162	$(37,797)

Unrealized appreciation (depreciation)
Purchased options	$—	$—	$(411)	$(3,385)	$(14)	$(3,810)
Written options	—	—		(524)	—	(524)
Swaps	(13,107)	6,884	(6,511)	(15,671)	652	(27,753)
Interest rate caps/floor	249	—	—	—	—	249

Total change in unrealized appreciation (depreciation)	$(12,858)	$6,884	$(6,922)	$(19,580)	$638	$(31,838)

(1)
Realized and unrealized gains (losses) on warrants are also reflected in the changes presented on the investment footnote table.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        Net realized and unrealized appreciation (depreciation) on derivative contracts as of December 31, 2012 are as follows:

	As of December 31, 2012
Ares Management LLC	Foreign Exchange Contracts	Total
Unrealized appreciation (depreciation)
Forward contracts	$(142)	$(142)

Total change in unrealized appreciation (depreciation)	$(142)	$(142)

	As of December 31, 2012
Ares Investments Holdings LLC	Interest Rate Contracts	Foreign Exchange Contracts	Total
Realized gain/(loss)
Purchased options	$—	$112	$112
Swaps	(601)	—	(601)
Foreign currency forward contracts	—	66	66

Total realized gain/(loss)	$(601)	$178	$(423)

Unrealized appreciation (depreciation)
Purchased options	$—	$(982)	$(982)
Written options	—	139	139
Swaps	(2,436)	—	(2,436)
Foreign currency forward contracts	—	(1,117)	(1,117)

Total change in unrealized appreciation (depreciation)	$(2,436)	$(1,960)	$(4,396)

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	As of December 31, 2012
Consolidated Funds	Interest Rate Contracts	Credit Contracts	Equity Contracts	Foreign Exchange Contracts	Other	Total
Realized gain/(loss)
Purchased options	$—	$—	$(5,918)	$(3,626)	$—	$(9,544)
Written options	—	—	—	2,075	—	2,075
Swaps	(28,023)	(3,522)	(6,070)	3,615	—	(34,000)
Interest rate caps/floor	—	—	—	5,821	—	5,821
Warrants(1)	—	—	358	—	—	358
Foreign currency forward contracts	—	—	—	(9,215)	—	(9,215)

Total realized gain/(loss)	$(28,023)	$(3,522)	$(11,630)	$(1,330)	$—	$(44,505)

Unrealized appreciation (depreciation)
Purchased options	$—	$—	$(145)	$667	$—	$522
Written options	—	—	—	(550)	—	(550)
Swaps	4,049	(17,245)	(391)	(2,915)	(706)	(17,208)
Interest rate caps/floor	(76)	—	—	(4,751)	—	(4,827)
Warrants(1)	(479)	—	(8,668)	(4)	—	(9,151)
Foreign currency forward contracts	—	—	—	(174)	—	(174)

Total change in unrealized appreciation (depreciation)	$3,494	$(17,245)	$(9,204)	$(7,727)	$(706)	$(31,388)

(1)
Realized and unrealized gains (losses) on warrants are also reflected in the changes presented on the investment footnote table.

7. DEBT OBLIGATIONS AND CREDIT FACILITIES

        Debt obligations represent the (a) credit facility of the Company, (b) loan obligations of the consolidated CLOs and (c) credit facilities of the consolidated non-CLO funds. The Company has elected to measure the loan obligations of the consolidated CLOs at fair value and reflect the credit facilities for the Company and consolidated non-CLO funds at cost. Refer to Note 5, "Fair Value" for more information regarding the loan obligations of the consolidated CLOs.

Credit Facilities of the Company

        During the period for the nine months ending September 30, 2013, there were no changes to the Company credit facilities.

Debt Obligation of the Company

        On July 1, 2013, the Company entered into two promissory notes, $13.7 million and $7.2 million, respectively, with two third parties. The maturity date of the notes is July 1, 2016. The notes will be repaid in three equal consecutive installments of $4.6 million and $2.4 million, respectively, beginning on July 1,

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

2014. Interest will be accrued at a per annum rate equal to LIBOR plus 4.00%. As of September 30, 2013, the Company had $20.9 million outstanding under the two notes, presented as debt obligations on the Combined and Consolidated Statements of Financial Condition. For the period ended September 30, 2013, accrued interest of $0.2 million is included in interest expense in the Combined and Consolidated Statements of Operations.

Loan Obligations of the Consolidated CLO Funds

        Loans obligations of Consolidated Funds that are CLOs ("Consolidated CLO Funds") represent amounts due to holders of debt securities issued by the CLOs. Several of the CLOs issued preferred shares representing the subordinated interests that are mandatorily redeemable upon the maturity dates of the senior secured loan obligations. As a result, these shares have been classified as liabilities and are included in CLO loan obligations in the Combined and Consolidated Statements of Financial Condition.

        As of September 30 2013 and December 31 2012, the following borrowings were outstanding and classified as liabilities:

	As of September 30, 2013
	Borrowing Outstanding	Market Value	Weighted Average Remaining Maturity In Years
Senior secured notes(1)	$10,340,154	$9,976,572	8.83
Subordinated notes/preferred shares(2)	1,190,030	900,447	8.37

Total loan obligations of Consolidated CLO Funds	$11,530,184	$10,877,019

Type of Facility	Total Facility (Capacity)	Outstanding Loan	Market Value	Effective Rate	Commitment Fee	Maturity Date
Revolvers of Consolidated CLO Funds
Revolving credit line	$48,949	$48,949	$47,622	0.44%	0.17%	04/16/21
Revolving credit line	1,703	1,703	1,700	0.53%	0.19%	02/24/18
Revolving credit line	27,030	27,030	26,736	0.54%	0.18%	03/12/18
Revolving credit line	48,510	48,510	46,812	0.46%	0.70%	10/11/21
Revolving credit line	15,533	15,533	15,533	0.54%	0.14%	01/26/20

Total Revolvers of Consolidated CLO Funds		$141,725	$138,403

Total Notes Payable and Credit Facilities of Consolidated CLO Funds		$11,671,909	$11,015,422

(1)
Weighted average interest rate of 2.15%.

(2)
The subordinated notes do not have contractual interest rates, but instead receive distributions from the excess cash flows.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

	As of December 31, 2012
	Borrowing Outstanding	Market Value	Weighted Average Remaining Maturity In Years
Senior secured notes(1)	$9,548,017	$9,006,813	8.50
Subordinated notes / preferred shares(2)	918,624	675,712	7.62

Total loan obligations of Consolidated CLO Funds	$10,466,641	$9,682,525

Type of Facility	Total Facility (Capacity)	Outstanding Loan	Market Value	Effective Rate	Commitment Fee	Maturity Date
Revolvers of Consolidated CLO Funds
Revolving credit line	$48,949	$32,249	$30,103	0.47%	0.17%	04/16/21
Revolving credit line	9,722	9,722	9,643	0.58%	0.19%	02/24/18
Revolving credit line	37,803	37,803	37,110	0.59%	0.18%	03/12/18
Revolving credit line	2,587	2,587	2,575	0.55%	0.12%	09/18/17
Revolving credit line	48,510	39,510	37,485	0.49%	0.17%	10/11/21
Revolving credit line	28,618	18,618	18,618	0.49%	0.14%	01/26/20

Total Revolvers of Consolidated CLO Funds		$140,489	$135,534

Total Notes Payable and Credit Facilities of Consolidated CLO Funds		$10,607,130	$9,818,059

(1)
Weighted average interest rate of 2.26%

(2)
The subordinated notes do not have contractual interest rates, but instead receive distributions from the excess cash flows.

        Loan obligations of the CLOs are collateralized by the assets held by the CLOs, consisting of cash and cash equivalents, corporate loans, corporate bonds and other securities. The assets of one CLO may not be used to satisfy the liabilities of another CLO. Loan obligations of the CLOs include floating rate notes, deferrable floating rate notes, revolving lines of credit, and subordinated notes. Amounts borrowed under the notes are repaid based on available cash flows subject to priority of payments under each CLO's governing documents. The Company has elected to apply the fair value option to all of the loan obligations of the CLOs, with the exception of the loan obligation of Ares Enhanced Investment Strategy II, Ltd. which is carried at cost.

Credit Facilities of the Consolidated Non-CLO Funds

        Certain consolidated non-CLO funds maintain credit facilities to fund investments between capital drawdowns. These facilities generally are collateralized by the unfunded capital commitments of the Consolidated Funds' limited partners, bear an annual commitment fee based on unfunded commitments

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

and contain various affirmative and negative covenants and reporting obligations, including restrictions on additional indebtedness, liens, margin stock, affiliate transactions, dividends and distributions, release of capital commitments, and portfolio asset dispositions. The obligations of these entities have no recourse to the Company. As of September 30, 2013 and December 31, 2012, the Consolidated Funds were in compliance with all financial and non-financial covenants under such credit facilities.

Credit Facilities of the Consolidated Funds

        The Consolidated Funds had the following revolving bank credit facilities and term loans outstanding as of September 30, 2013:

Type of Facility	Total Facility (Capacity)	Outstanding Loan(1)	Effective Rate	Commitment Fee	Maturity Date
Short Term Borrowings of Consolidated Funds
Credit Facility	$40,000	$—	LIBOR + 1.75%	0.25%	06/06/14
Credit Facility	$115,065	50,221	LIBOR + 2.00%	N/A	06/13/14
Credit Facility	$100,000	—	LIBOR + 2.00%	0.30%	06/30/14
Subordinated Notes	$35,000	35,000	LIBOR +0.50%	0.23%	07/19/14
Notes Payable	$2,255,000	1,068,129	(1)	0.23%	07/19/14
Repurchase Agreements	—	248,109	—	—	—

Total Short Term Borrowings of Consolidated Funds		$1,401,459

Long-Term Borrowings of Consolidated Funds
Credit Facility	£378,000	$323,033	LIBOR + 1.85%	0.20%	01/15/16
Credit Facility	$1,041,600	1,041,600	LIBOR + 2.20%	N/A	10/15/15
Credit Facility	$270,540	—	LIBOR + 3.00%	0.75%	08/16/19
Term Loan Payable	$46,733	19,763	LIBOR + 1.93%	N/A	09/19/15
Term Loan Payable	$114,048	48,212	LIBOR + 1.93%	N/A	09/19/15
Notes Payable	$457,628	457,628	(2)	N/A	10/31/20
Notes Payable	$893,258	893,258	(3)	N/A	04/30/22

Total Long-Term Borrowings of Consolidated Funds		$2,783,494

Total Borrowings of Consolidated Funds		$4,184,953

(1)
Rate depends on the tranche of each note held. The rates during the period ranged from LIBOR +0.31% to LIBOR +0.90%.

(2)
Rate depends on the tranche of each note held. The rates during the period ranged for floating from LIBOR +1.25% to LIBOR +5.00%.

(3)
Rate depends on the tranche of each note held. The rates during the period ranged from LIBOR +0.95% to LIBOR +4.85%. The subordinated notes will not accrue interest at a stated rate.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

        The Consolidated Funds had the following revolving bank credit facilities and term loans outstanding as of December 31, 2012:

Type of Facility	Total Facility (Capacity)	Outstanding Loan(1)	Effective Rate	Commitment Fee	Maturity Date
Short Term Borrowings of Consolidated Funds
Credit Facility	$3,489	$3,489	Eurodollar + 1.25%	N/A	01/31/13
Credit Facility	$50,000	—	LIBOR + 2.00%	0.30%	03/08/13
Credit Facility	$10,000	—	LIBOR + 2.00%	0.30%	05/14/13
Term Loan Payable	$46,733	22,608	LIBOR + 1.75%	N/A	08/07/13
Term Loan Payable	$114,048	55,174	LIBOR + 1.75%	N/A	08/07/13
Credit Facility	$25,000	—	LIBOR + 2.00%	0.30%	12/31/13

Total Short Term Borrowings of Consolidated Funds		$81,271

Long-Term Borrowings of Consolidated Funds
Credit Facility	£378,000	$396,770	LIBOR + 1.85%	0.30%	01/15/16
Credit Facility	$893,217	1,040,000	2.71%	N/A	07/31/15
	€41,865
	£235,463
Term Loan Payable	$540,000	256,743	LIBOR + 2.50%	N/A	05/09/17
Credit Facility	$35,000	35,000	LIBOR + 0.50%	0.23%	07/19/14
Notes Payable	$1,480,000	1,403,569	(2)	N/A	07/19/14
Notes Payable	$500,000	406,878	(3)	N/A	10/31/20
Notes Payable	$910,885	891,998	(4)	N/A	04/30/22

Total-Long Term Borrowings of Consolidated Funds		$4,430,958

Total Borrowings of Consolidated Funds		$4,512,229

(1)
The market values of the long-term notes approximate the current carrying value that is tied to the LIBOR rate.

(2)
Rate depends on the tranche of each note held. The rates during the period ranged from Three Month LIBOR +0.31% to Three Month LIBOR +0.90%.

(3)
Rate depends on the tranche of each note held. The rates during the period ranged from LIBOR +1.80% to 10.64%. The subordinated notes do not accrue interest at a stated rate.

(4)
Rate depends on the tranche of each note held. The rates during the period ranged from LIBOR +0.95% to LIBOR +4.85%. The subordinated notes do not accrue interest at a stated rate.

Loan Obligations of the Consolidated Mezzanine Debt Funds

        Loan obligations of consolidated mezzanine debt funds represent amounts due to holders of debt securities issued by Ares Institutional Loan Fund B.V. (the "AILF Master Fund"), a Netherlands limited liability company. The AILF Master Fund issued Class A, Class B and Class C participating notes that have

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

7. DEBT OBLIGATIONS AND CREDIT FACILITIES (Continued)

equal rights and privileges, except with respect to management fees and the performance fee that are applicable to only the Class A participating notes. These participating notes are redeemable debt instruments that do not have a stated interest rate or fixed maturity date. The AILF Master Fund may cause any holders to redeem all or any portion of such notes at any time upon at least five days' prior written notice for any reason or no reason. A participating note holder may withdraw all or some of its notes as of the last business day of each calendar month by providing at least 30 days prior written notice. The holders of these participating notes have the right to receive the AILF Master Fund's first gains and the obligation to absorb the AILF Master Fund's first losses. As of September 30, 2013 and December 31, 2012, outstanding loan obligations of the consolidated mezzanine debt funds were $247.8 million and $117.5 million, respectively. The residual interests of the consolidated mezzanine debt funds are carried at cost plus accrued interest. The mezzanine funds are collateralized by all of the assets of the AILF Master Fund with no recourse to the Company.

8. COMMITMENTS AND CONTINGENCIES

Guarantees

        The Company assumed a guarantee of a mortgage associated with an office space in New York City during the acquisition of AREA. The guarantee, dated March 20, 2008, is for the benefit of a Germany based commercial property lender in connection with a $21.5 million loan provided to an affiliate of AREA's former owners. The maturity date of the loan is February 12, 2018.

        In 2013, the Company guaranteed loans for an affiliated co-investment entity. This entity was formed to permit certain Ares employees and members to invest alongside the Company and its investors in a fund managed by Ares. The Company would be responsible for all outstanding payments due in the event of a default on the loans by an affiliated entity. As of September 30, 2013, the total outstanding loan balance of these co-investment guarantees was approximately $4.1 million, with an additional $1.2 million in unfunded commitments. There has been no history of default and the Company has determined that the likelihood of default is remote. These guarantees are not considered to be compensation.

9. RELATED PARTY TRANSACTIONS

        Substantially all of the Company's revenue is earned from its affiliates, including management fees, administrative expense reimbursements and services fees.

        The Company has investment management agreements with various Consolidated Funds. In accordance with these agreements, the Consolidated Funds bear certain operating costs and expenses which are initially paid by the Company and subsequently reimbursed by the Consolidated Funds. In addition, the Company has agreements to provide administrative services to various entities.

        The Company also has entered into agreements to provide administrative services to related parties, including ARCC, Ares Commercial Real Estate Corporation ("ACRE"), Ares Dynamic Credit Allocation Fund, Inc. and Ares Capital Europe Limited ("ACE"), Ivy Hill Asset Management, L.P., and European Senior Secured Loan Programme S.à.r.l.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

9. RELATED PARTY TRANSACTIONS (Continued)

        Individuals may be permitted to participate in co-investment vehicles that generally invest in Ares funds alongside fund investors. Participation is limited by law to individuals who qualify under applicable securities laws. These co-investment vehicles generally do not require these individuals to pay management or performance fees.

        Performance fees from the funds can be distributed to employees on a current basis, subject to repayment by the subsidiary of the Company that acts as general partner of the relevant fund in the event that certain specified return thresholds are not ultimately achieved. The employees have personally guaranteed, subject to certain limitations, the obligations of these subsidiaries in respect of this general partner obligation. Such guarantees are several and not joint and are limited to distributions received by the relevant individual.

        The Company considers its principals, employees and non-consolidated funds to be affiliates. Amounts due from and to affiliates were comprised of the following:

	At September 30, 2013	At December 31, 2012
Due from affiliates
Management fees receivable from non-consolidated funds	$89,806	$59,710
Other payments made on behalf of affiliates	482	152
Payments made on behalf of non-consolidated funds	21,939	8,683

Due from affiliates—Company	112,227	68,545
Amounts due to non-consolidated funds	6,879	79,448

Due from affiliates—Consolidated Funds	6,879	79,448
Due to affiliates
Payments made by non-consolidated funds on behalf of Company	24,298	4,624

Due to affiliates—Company	24,298	4,624
Amounts due to non-consolidated funds	804	907

Due to affiliates—Consolidated Funds	$804	$907

Due from Ares Funds and Portfolio Companies

        In the normal course of business, the Company pays certain expenses on behalf of Consolidated Funds and non-consolidated funds for which it is reimbursed. Amounts advanced on behalf of Consolidated Funds are eliminated in consolidation. Certain expenses initially paid by the Company, primarily employee travel and other costs associated with particular portfolio company holdings, are reimbursed by the portfolio companies.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

10. STOCKHOLDERS' EQUITY AND MEMBERS' CAPITAL

Ares Holdings Inc.

        AHI, a Delaware Corporation, has issued Class A Common Stock and Class B Common Stock, each with a par value of $0.001 per share. APMC owns all of the Company's Class A Common Stock and Abu Dhabi Investment Authority ("ADIA") owns all of the Company's Class B Common Stock, amounting to ownership of AHI equal to 50.1% and 49.9%, respectively. All Class A Common Stock and Class B Common Stock are identical and entitle the holders to the same rights and privileges, except that Class B Common Stock do not have voting rights.

Ares Investments LLC

        AI is organized as a limited liability company. AI's membership interest is comprised of multiple classes of units with similar economic rights; however only Class A-1 units possess voting powers. The management of AI is vested in the Manager, APMC. Class A-1 units are owned by APMC and AREC Holdings, Ltd., an affiliate of ADIA ("AREC"), which own approximately 80% and 20%, respectively.

        AHI and AI directly or indirectly hold controlling-interests in AM LLC and AIH LLC, as well as their wholly owned subsidiaries.

        For the year ended December 31, 2010, the Company was responsible to adjust the amounts of non-liquidating dividends paid to AREC to ensure that such dividends shall not be less than $6.3 million. AREC is not entitled to any guaranteed non-liquidating distributions after December 31, 2010. Upon liquidation or dissolution of the Company, AREC shall receive distributions from its ownership interest in AI combined with ownership of AHI by ADIA equal to the difference between $375.0 million and the sum of the previous cumulative distributions and dividends received less any applicable taxes paid on their behalf.

        In July 2013, AI and AH, a subsidiary controlled by AHI, each issued non-voting, mandatorily convertible preferred Class D units to Alleghany Insurance Holdings LLC ("Alleghany") in exchange for $250.0 million. These units are mandatorily convertible into common equity upon the completion of a qualified IPO.

11. INCOME TAXES

        A substantial portion of the Company's earnings flow through to owners of the Company without being subject to an entity level tax. Consequently, a significant portion of the Company's earnings has no provision for U.S. federal income taxes except for foreign, city and local income taxes incurred at the entity level. A portion of the Company's operations is conducted through a domestic corporation that is subject to corporate level taxes and for which the Company records current and deferred income taxes at the prevailing rates in the various jurisdictions in which these entities operate. The Company's income tax expense was $35.5 million and $23.4 million for the nine months ended September 30, 2013 and 2012, respectively.

        The Company's effective income tax rate is dependent on many factors, including the estimated nature of many amounts and the mix of revenues and expenses between U.S. corporate subsidiaries that

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

11. INCOME TAXES (Continued)

are subject to income taxes and the other subsidiaries that are not; consequently, the effective income tax rate is subject to significant variation from period to period.

        The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign tax regulators. With limited exceptions, the Company is no longer subject to income tax audits by taxing authorities for any years before 2009. Although the outcome of tax audits is always uncertain, the Company does not believe the outcome of any future audit will have a material adverse effect on the Company's combined and consolidated financial statements.

12. EQUITY COMPENSATION EXPENSE

        In connection with the acquisition of AREA Management Holdings, LLC on July 1, 2013, certain employees received a 1.2% membership interest ("AREA Membership Interest") in APMC to a group of former AREA partners. The grant date fair value of the AREA Membership Interest was $42.2 million and is comprised of $21.8 million of purchase price consideration that was recorded as an increase to members' equity within non-controlling interests in AHI and $20.4 million in equity compensation. The equity compensation will vest 50% immediately upon issuance, 75% on the first anniversary of issuance and 100% on the second anniversary of issuance; however, 5.0% of the AREA Interest vests ratably over four years from the issuance date. The fair value of these awards was determined using a recent market transaction. As of September 30, 2013, no AREA Membership Interest has been forfeited.

        In connection with the AREA Membership Interest, the Company recorded compensation expense of $2.3 million for the nine months ended September 30, 2013. As of September 30, 2013, total unrecognized compensation expense related to these unvested awards was approximately $17.0 million, net of estimated forfeitures.

13. SEGMENT REPORTING

        The Company conducts its alternative asset management business through four reportable segments:

  •
  Tradable Credit Group:  The Company's Tradable Credit Group is a leading participant in the tradable, non-investment grade corporate credit markets. The group manages various types of investment funds, ranging from commingled and separately managed accounts for institutional investors to publicly traded vehicles and sub-advised funds for retail investors. While each of the group's over 75 funds is tailored to specific investment objectives, mandates can be broadly categorized between long-only credit and alternative credit investment strategies. Long-only credit funds primarily seek to outperform corresponding performing bank loan or high yield market indices. Alternative credit funds primarily seek to deliver compelling absolute risk-adjusted returns relative to publicly traded stocks, hedge funds, distressed funds, bank loans, high yield bonds or other investment types.

  •
  Direct Lending Group:  The Company's Direct Lending Group is one of the largest self-originating direct lenders to the U.S. and European market. The group's primary U.S. and European funds are ARCC and ACE II, respectively. ARCC is the largest business development company registered

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

13. SEGMENT REPORTING (Continued)

    pursuant to the Investment Company Act of 1940, by market capitalization and total assets, and has a nearly ten year track record of investment outperformance. ACE II is one of the largest investment funds dedicated to private direct lending in the European middle market. The group generates fees from over 25 other funds that include joint venture lending programs with affiliates of General Electric, separately managed accounts for large institutional investors seeking tailored investment solutions and commingled funds. The group's activities are managed by two dedicated teams in the United States and Europe.

  •
  Private Equity Group:  The Company's Private Equity Group has achieved compelling investment returns for a loyal and growing group of high profile limited partners. The group focuses on majority or shared-control investments, principally in under-capitalized companies. The Company's private equity professionals have a demonstrated ability to deploy flexible capital, which allows them to stay both active and disciplined in various market environments. The group's activities are managed by two dedicated teams in North America/Europe and China.

  •
  Real Estate Group:  The Company's Real Estate Group manages comprehensive public and private debt and equity strategies. The group has achieved significant scale in a short period of time through various acquisitions and successful fundraising efforts. The group provides investors access to its capabilities through its commercial mortgage REIT (ACRE) focused on direct lending on properties owned by commercial real estate sponsors and operators, U.S. and European real estate private equity commingled funds, separately managed accounts and other fund types. The group's activities are managed by two dedicated teams in debt and equity.

        These business segments are differentiated by their various investment strategies, as well as their sources of income. Each of the Tradable Market, Direct Lending, Private Equity and Real Estate segments earns management fees that are based on fixed percentages of the fair value of assets, net asset value, committed capital, invested capital or par value of the funds. Each of the segments also earns performance fees that reflect a percentage of the total returns, subject to specific hurdle rates. Additionally, in some cases, the Direct Lending and Real Estate segments receive reimbursements for contractually provided administrative services.

        Economic net income "ENI" is a key performance indicator used in our industry. ENI represents net income excluding (a) income taxes, (b) operating results of our Consolidated Funds, (c) depreciation expense, (d) the effects of changes arising from corporate actions and (e) certain other items that we do not believe are indicative of our performance. Changes arising from corporate actions include equity-based compensation expenses, the amortization of intangible assets, transaction costs associated with acquisitions and capital transactions and expenses incurred in connection with corporate reorganization. The Company believes the exclusion of these items provides investors with a meaningful indication of the Company's core operating performance. ENI is evaluated regularly by management as a decision tool for deployment of resources and assess performances of each of the business segments. The Company believes that reporting ENI is helpful in understanding its business and that investors should review the same supplemental non-GAAP financial measures that management uses to analyze the segment performance. These measures supplement and should be considered in addition to, and not in lieu of, the Combined and Consolidated Statement of Operations prepared in accordance with U.S. GAAP.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

13. SEGMENT REPORTING (Continued)

        Fee Related Earnings ("FRE") is a component of ENI and is used to assess the ability of the business to cover direct base compensation and operating expenses from management fees. FRE differs from income (loss) before taxes computed in accordance with U.S. GAAP as it adjusts for the items included in the calculation of ENI and further adjusts for performance fees, performance fee compensation, investment income from Consolidated Funds and certain other items that we do not believe are indicative of our performance.

        Performance Related Earnings ("PRE") is a measure used to assess the Company's investment performance. PRE differs from income (loss) before taxes computed in accordance with U.S. GAAP as it only includes performance fees, performance fee compensation and total investment income earned from Consolidated Funds and non-consolidated funds.

        Distributable Earnings is a component of ENI and is used to assess performance and amounts potentially available for distributions to members. Distributable Earnings differs from income (loss) before taxes computed in accordance with U.S. GAAP as it adjusts for corporate taxes, expenses arising from corporate actions, depreciation and the items included in the calculation of ENI and also adjusts ENI for realized performance fees and performance fee compensation, other income, net, acquisition costs and depreciation and amortization from Consolidated Funds and non-consolidated funds.

        Management makes operating decisions and assesses the performance of each of the Company's business segments based on financial and operating metrics and other data that is presented before giving effect to the consolidation of any of the Consolidated Funds. Consequently, all segment data excludes the assets, liabilities and operating results related to the Consolidated Funds and non-consolidated funds.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

13. SEGMENT REPORTING (Continued)

        The following table presents the financial results for the Company's operating segments for the nine months ended September 30, 2013:

	Private Equity	Direct Lending	Tradable Credit	Real Estate	Total Segments
Management Fees
Recurring Fees	$70,816	$173,344	$94,743	$23,647	$362,550
Previously Deferred Fees	—	—	15,032	—	15,032

Total Management Fees	70,816	173,344	109,775	23,647	377,582
Administrative Fees and Other Income	577	11,351	(147)	2,099	13,880
Compensation and Benefits	(27,317)	(113,495)	(50,152)	(26,234)	(217,198)
General, Administrative and Other Expenses	(11,680)	(16,278)	(21,400)	(10,513)	(59,871)

Fee Related Earnings (Loss)	32,396	54,922	38,076	(11,001)	114,393

Performance Fees—Realized	66,127	—	53,816	—	119,943
Performance Fees—Unrealized	16,199	10,658	44,367	2,783	74,007
Performance Fee Compensation—Realized	(52,901)	(9)	(13,440)	—	(66,350)
Performance Fee Compensation—Unrealized	(12,058)	(6,327)	(38,368)	—	(56,753)

Net Performance Fees	17,367	4,322	46,375	2,783	70,847

Investment Income (Loss)—Realized	4,657	1,103	49,308	(112)	54,956
Investment Income (Loss)—Unrealized	2,045	1,794	(18,346)	(5,519)	(20,026)
Interest and Other Income	4,326	3,277	3,474	1,574	12,651
Interest Expense	(2,524)	(2,061)	(1,714)	(841)	(7,140)

Net Investment Income (Loss)	8,504	4,113	32,722	(4,898)	40,441

Performance Related Earnings (Loss)	$25,871	$8,435	$79,097	$(2,115)	$111,288

Economic Net Income (Loss)	$58,267	$63,357	$117,173	$(13,116)	$225,681

Distributable Earnings (Loss)	$50,519	$56,264	$127,127	$(16,612)	$217,298

Total Assets	$450,160	$266,297	$700,756	$224,377	$1,641,590

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

13. SEGMENT REPORTING (Continued)

        The following table presents the financial results for the Company's operating segments for the nine months ended September 30, 2012:

	Private Equity	Direct Lending	Tradable Credit	Real Estate	Total Segments
Management Fees
Recurring Fees	$48,401	$137,100	$89,204	$7,304	$282,009
Previously Deferred Fees	—	—	11,688	—	11,688

Total Management Fees	48,401	137,100	100,892	7,304	293,697
Administrative Fees and Other Income	1,079	12,198	299	853	14,429
Compensation and Benefits	(23,289)	(88,390)	(39,995)	(14,873)	(166,547)
General, Administrative and Other Expenses	(7,846)	(11,311)	(19,995)	(11,460)	(50,612)

Fee Related Earnings (Loss)	18,345	49,597	41,201	(18,176)	90,967

Performance Fees—Realized	179,563	—	12,684	—	192,247
Performance Fees—Unrealized	44,501	1,646	113,975	—	160,122
Performance Fee Compensation—Realized	(143,385)	—	(7,060)	—	(150,445)
Performance Fee Compensation—Unrealized	(40,518)	(823)	(41,284)	—	(82,625)

Net Performance Fees	40,161	823	78,315	—	119,299

Investment Income (Loss)—Realized	18,650	(79)	25,136	(26)	43,681
Investment Income (Loss)—Unrealized	10,548	7,167	35,205	(5,203)	47,717
Interest and Other Income	5,502	3,351	2,468	700	12,021
Interest Expense	(1,718)	(1,687)	(2,814)	(441)	(6,660)

Net Investment Income (Loss)	32,982	8,752	59,995	(4,970)	96,759

Performance Related Earnings (Loss)	$73,143	$9,575	$138,310	$(4,970)	$216,058

Economic Net Income (Loss)	$91,488	$59,172	$179,511	$(23,146)	$307,025

Distributable Earnings (Loss)	$76,126	$50,489	$70,014	$(18,221)	$178,408

Total Assets	$517,453	$191,477	$625,202	$55,761	$1,389,893

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

13. SEGMENT REPORTING (Continued)

        The following tables reconcile total segments to the Company's income before taxes:

	For the Nine Months Ended September 30, 2013
	Total Segments		Consolidation Adjustments and Reconciling Items		Ares Management LLC Consolidated
Revenues	$585,412	(1)	$(252,696)	(a)	$332,716
Expenses	400,172	(2)	159,725	(b)	559,897
Other income	40,441	(3)	714,889	(c)	755,330
Economic net income	225,681		302,468	(d)	528,149
Total assets	1,641,590		23,500,558	(e)	25,142,148

	For the Nine Months September 30, 2012
	Total Segments		Consolidation Adjustments and Reconciling Items		Ares Management LLC Consolidated
Revenues	$660,495	(1)	$(429,136)	(a)	$231,359
Expenses	450,229	(2)	123,776	(b)	574,005
Other income	96,759	(3)	1,395,689	(c)	1,492,448
Economic net income	307,025		842,777	(d)	1,149,802
Total assets	1,389,893		23,574,493	(e)	24,964,386

(1)
Segment revenues consist of management fees, administrative fees and other income, as well as realized and unrealized performance fees.

	September 30, 2013	September 30, 2012
Management Fees	$377,582	$293,697
Administrative Fees and Other Income	13,880	14,429
Performance fees—Realized	119,943	192,247
Performance fees—Unrealized	74,007	160,122

Total Segment Revenue	$585,412	$660,495

(2)
Segment expenses consist of compensation and benefits, general, administrative and other expenses, as well as realized and unrealized performance fee compensation.

	September 30, 2013	September 30, 2012
Compensation and Benefits	$217,198	$166,547
General, Administrative and Other Expenses	59,871	50,612
Performance Fee Compensation—Realized	66,350	150,445
Performance Fee Compensation—Unrealized	56,753	82,625

Total Segment Revenue	$400,172	$450,229

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

13. SEGMENT REPORTING (Continued)

(3)
Segment other income consists of realized and unrealized investment income and expenses, interest and other income, and interest expenses.

	September 30, 2013	September 30, 2012
Investment Income (Loss)—Realized	$54,956	$43,681
Investment Income (Loss)—Unrealized	(20,026)	47,717
Interest and Other Income	12,651	12,021
Interest Expense	(7,140)	(6,660)

Net Investment Income	$40,441	$96,759

(a)
The Revenues adjustment principally represents management and performance fees earned from Consolidated Funds which were eliminated in consolidation to arrive at Ares consolidated revenues.

	For the nine months ended September 30,	For the nine months ended September 30,
	2013	2012
Consolidated fund income eliminated in consolidation	$(249,913)	$(429,136)
Performance fees reclass	(2,783)	—

Consolidated adjustments and reconciling items	$(252,696)	$(429,136)

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

13. SEGMENT REPORTING (Continued)

(b)
The Expenses adjustment represents the addition of expenses of the Consolidated Funds to the Ares unconsolidated expenses, depreciation expense, equity-based compensation and expenses associated with acquisitions and corporate actions necessary to arrive at Ares consolidated expenses.

	For the nine months ended September 30,	For the nine months ended September 30,
	2013	2012
Consolidated Fund expenses added in consolidation	$242,465	$234,580
Consolidated Fund expenses eliminated in consolidation	(145,635)	(159,120)
Acquisition related expenses(1)	6,586	—
Comp & Benefits Expense	2,250	(684)
Equity compensation expense	21,377	38,812
Foreign tax expense	—	423
Amortization of intangibles	28,113	6,362
Depreciation expense	4,569	3,403

Total consolidation adjustments and reconciling items	$159,725	$123,776

(1)
Represents one-time expenses related to the acquisition costs for Indicus, and the reversal of certain accruals related to the Wrightwood acquisition.
(c)
The Other Income adjustment represents the addition of net investment income and net interest income (expense) to arrive at Ares consolidated other income.

	For the nine months ended September 30,	For the nine months ended September 30,
	2013	2012
Other income from Consolidated Funds eliminated in consolidation, net	$(34,176)	$(74,863)
Consolidated Funds other income added in consolidation, net	746,282	1,470,552
Performance fees reclass	2,783	—

Total consolidation adjustments and reconciling items	$714,889	$1,395,689

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

13. SEGMENT REPORTING (Continued)

(d)
The reconciliation of Income before Taxes as reported in the Combined and Consolidated Statements of Operations to economic net income, to fee related earnings, to distributable earnings and to performance related earnings consists of the following:

	For the nine months ended September 30,	For the nine months ended September 30,
	2013	2012
Economic net income
Income before taxes	$528,149	$1,149,802

Adjustments
Amortization of intangibles	28,113	6,362
Depreciation expense	4,569	3,403
Comp & Benefits Expense	2,250	(684)
Equity compensation expenses	21,377	38,812
Acquisition-related expenses(1)	6,586	—
Foreign tax expense	—	423
Transaction gain/loss reclass	28	—
Non-controlling interests in Consolidated Funds	(346,615)	(886,643)
Non-controlling interests income tax expense (benefit)	(18,776)	(4,450)

Total consolidation adjustments and reconciling items	(302,468)	(842,777)

Economic net income	$225,681	$307,025

Fee related earnings
Total performance fee income	$(193,950)	$(352,369)
Total performance fee compensation	123,103	233,070
Total investment income	(40,441)	(96,759)

Fee related earnings	$114,393	$90,967

Management fees	$377,582	$293,697
Administrative fees and other income	13,880	14,429
Compensation and benefits	(217,198)	(166,547)
G&A and other expenses	(59,871)	(50,612)

Fee related earnings	$114,393	$90,967

Distributable Earnings
Fee related earnings	$114,393	$90,967
Performance fees realized	119,943	192,247
Performance fee compensation realized	(66,350)	(150,445)
Other income realized, net	60,467	49,042

Net performance realized income	114,060	90,844
Less:
Acquisition costs	(6,586)	—
Non-cash depreciation and amortization	(4,569)	(3,403)

Distributable earnings	$217,298	$178,408

(1)
Represents one-time expenses related to the acquisition costs for Indicus, and the reversal of certain accruals related to the Wrightwood acquisition.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

13. SEGMENT REPORTING (Continued)

	For the nine months ended September 30,	For the nine months ended September 30,
	2013	2012
Performance Related Earnings:
Income before taxes	$528,149	$1,149,802

Adjustments
Amortization of intangibles	28,113	6,362
Depreciation expense	4,569	3,403
Comp & Benefits expense	2,250	(684)
Equity compensation expenses	21,377	38,812
Acquisition-related expenses(1)	6,586	—
Foreign tax expense	—	423
Transaction Gain/Loss Reclass	28	—
Amortization of debt issuance costs	—	—
Non-controlling interests in Consolidated Funds	(346,615)	(886,643)
Non-controlling interests income tax expense (benefit)	(18,776)	(4,450)

Total consolidation adjustments and reconciling items	(302,468)	(842,777)

Economic net income	225,681	307,025

Total management fees	(377,582)	(293,697)
Administrative fees and other income	(13,880)	(14,429)
Compensation and benefits	217,198	166,547
General, administrative and other expenses	59,871	50,612

Performance related earnings	$111,288	$216,058

	2013	2012
Performance related earnings
Total performance fees	$193,950	$352,369
Total performance fee compensation	(123,103)	(233,070)
Total investment income	40,441	96,759

Performance related earnings	$111,288	$216,058

(1)
Represents one-time expenses related to the acquisition costs for Indicus, and the reversal of certain accruals related to the Wrightwood acquisition.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

13. SEGMENT REPORTING (Continued)

(e)
The reconciliation of Total Segment Assets to Total Assets reported in the Combined and Consolidated Statements of Financial Condition consists of the following:

	At September 30,	At September 30,
	2013	2012
Total assets from Consolidated Funds eliminated in consolidation	$(827,007)	$(952,117)
Total assets from Consolidated Funds added in consolidation	24,327,565	24,526,610

Total consolidation adjustments and reconciling items	$23,500,558	$23,574,493

14. SUBSEQUENT EVENTS

        The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through December 21, 2013, the date of issuance, and has determined that the following events require disclosure in the Company's financial statements through this date, as follows:

        On October 29, 2013, the Company further amended and restated the Credit Facility to provide for a $735 million revolving credit facility. Under the amended Credit Facility, interest rates are dependent upon corporate credit ratings. As of October 29, 2013, base rate loans bear interest calculated based on the base rate plus 0.75% and the LIBOR rate loans bear interest calculated based on LIBOR rate plus 1.75%. Unused commitment fees are payable at a rate of 0.25% per annum. The Credit Facility's maturity remains unchanged and will mature December 17, 2017.

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

15. CONSOLIDATING SCHEDULES

        The following supplemental financial information illustrates the consolidating effects of the Consolidated Funds on the Company's financial condition and results from operations for the nine months ended September 30, 2013 and December 31, 2012:

	For the nine months ended September 30, 2013
	Consolidated Company Entities	Consolidated Funds	Eliminations	Consolidated
Assets
Cash and cash equivalents	$223,362	$—	$—	$223,362
Restricted cash and securities	9,691	—	—	9,691
Investments, at fair value	571,004	—	(416,949)	154,055
Performance fees receivable	479,162	—	(357,975)	121,187
Derivative assets, at fair value	1,347	—	—	1,347
Due from affiliates	143,356	—	(31,129)	112,227
Intangibles	74,865	—	—	74,865
Goodwill	58,159	—	—	58,159
Other assets	80,636	—	(20,954)	59,682
Assets of Consolidated Funds
Cash and cash equivalents	—	2,193,062	—	2,193,062
Restricted cash and securities	—	5,000	—	5,000
Investments, at fair value	—	20,777,899	—	20,777,899
Due from affiliates	—	6,879	—	6,879
Dividends and interest receivable	—	198,191	—	198,191
Receivable for securities sold	—	1,095,032	—	1,095,032
Derivative assets, at fair value	—	10,489	—	10,489
Other assets	—	41,021	—	41,021

Total assets	$1,641,582	$24,327,573	(827,007)	$25,142,148

Liabilities
Debt obligations	$331,119	$—	$—	$331,119
Accounts payable, accrued expenses and other liabilities	70,790	—	—	70,790
Deferred tax liability	3,110	—	—	3,110
Performance fee compensation payable	276,239	—	—	276,239
Derivative liabilities, at fair value	4,606	—	—	4,606
Accrued compensation	105,113	—	—	105,113
Due to affiliates	25,285	—	(987)	24,298
Liabilities of Consolidated Funds
Accounts payable, accrued expenses and other liabilities	—	75,472	—	75,472
Payable for securities purchased	—	1,192,536	—	1,192,536
Derivative liabilities, at fair value	—	59,187	—	59,187
Due to affiliates	—	110,001	(109,197)	804
Securities sold short, at fair value	—	12,600	—	12,600
Deferred tax liability	—	17,309	—	17,309
CLO loan obligations	—	11,083,117	(67,695)	11,015,422
Fund borrowings	—	4,184,953	—	4,184,953
Mezzanine debt	—	247,809	—	247,809

Total liabilities	$816,262	$16,982,984	$(177,879)	$17,621,367

Commitments and contingencies
Redeemable interest in Consolidated Funds	—	1,051,135	—	1,051,135
Redeemable interest in AHI and consolidated subsidiaries	29,444	—	—	29,443
Non-controlling interest in Consolidated Funds
Non-Redeemable non-controlling interest in Consolidated Funds	0	6,126,353	(649,128)	5,477,223
Equity appropriated for Consolidated Funds	—	167,099	—	167,099

Non-controlling interest in Consolidated Funds	0	6,293,452	(649,128)	5,644,322

Non-controlling interest in AHI and consolidated subsidiaries
Members' equity	101,343	—	—	101,343
Common Stock (Common B shares, 50,000 shares authorized, 4,990 shares issued and outstanding, $0.001 par value)	0	0	0	0
Additional paid in capital	101,207	—	—	101,207
Retained earnings	494	—	—	494
Accumulated other comprehensive (loss)	(64)	—	—	(64)

Non-controlling interest in AHI and consolidated subsidiaries	202,980	—	—	202,980

Controlling interest in equity of AHI and consolidated subsidiaries
Members' equity	372,437	—	—	372,437
Common Stock (Common A shares, 50,000 authorized, 5,010 shares issued and outstanding, $0.001 par value)	0	0	0	0
Additional paid in capital	324,341	—	—	324,341
Retained earnings	(103,925)	—	—	(103,925)
Accumulated other comprehensive (loss)	48	—	—	48

Total controlling interest in equity of AHI and consolidated subsidiaries	592,901	—	—	592,901

Total equity	795,881	6,293,452	(649,128)	6,440,203

Total liabilities, non-controlling interests and equity	$1,641,584	$24,327,571	$(827,007)	$25,142,148

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

15. CONSOLIDATING SCHEDULES (Continued)

	For the nine months ended September 30, 2013
	Consolidated Company Entities	Consolidated Funds	Eliminations	Consolidated
Revenues
Management fees	$377,582	$—	$(107,177)	$270,405
Performance fees	193,950	—	(145,083)	48,867
Other fees	13,880	—	(436)	13,444

Total revenues	585,412	—	(252,696)	332,716

Expenses
Compensation and benefits	240,841	—	—	240,841
Performance fee compensation	123,087	—	—	123,087
Consolidated Fund expenses	—	242,461	(145,630)	96,831
General, administrative and other expense	99,138	—	—	99,138

Total expenses	463,066	242,461	(145,630)	559,897

Other income (loss)
Interest and other income	12,651	—	(7,188)	5,463
Interest expense	(7,365)	—	—	(7,365)
Interest and other income of Consolidated Funds	—	945,560	(542)	945,018
Interest expense of Consolidated Funds	—	(343,736)	6,950	(336,786)
Net realized gain (loss) on investments	54,956	—	(54,779)	177
Net change in unrealized appreciation (depreciation) on investments	(19,830)	—	18,834	(996)
Net realized gain loss on investments of Consolidated Funds	—	88,996	—	88,996
Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds	—	55,461	5,362	60,823

Total other income	40,412	746,281	(31,363)	755,330

Income (loss) before taxes	162,758	503,820	(138,429)	528,149
Income tax expense (benefit)	16,776	18,776	—	35,552

Net income (loss)	145,982	485,044	(138,429)	492,597
Less: Net income attributable to non-controlling interests and redeemable non-controlling interests in Consolidated Funds		485,044	(138,429)	346,615
Less: Net income attributable to non-controlling interests in consolidated subsidiaries	28,833	—	—	28,833

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$117,149	$—	$—	$117,149

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

15. CONSOLIDATING SCHEDULES (Continued)

	For the year ended December 31, 2012
	Consolidated Company Entities	Consolidated Funds	Eliminations	Consolidated
Assets
Cash and cash equivalents	$68,457	$—	$—	$68,457
Restricted cash and securities	9,051	—	—	9,051
Investments, at fair value	584,508	—	(478,755)	105,753
Performance fees receivable	413,621	—	(311,291)	102,330
Derivative assets, at fair value	1,567	—	—	1,567
Due from affiliates	99,340	—	(30,795)	68,545
Intangible assets, net	68,068	—	—	68,068
Goodwill	8,185	—	—	8,185
Other assets	59,691	—	(10,078)	49,613
Assets of Consolidated Funds
Cash and cash equivalents	—	1,707,640	—	1,707,640
Restricted cash and securities	—	5,000	—	5,000
Investments, at fair value	—	21,746,720	(11,737)	21,734,983
Due from affiliates	—	78,143	1,305	79,448
Dividends and interest receivable	—	127,364	—	127,364
Receivable for securities sold	—	282,743	—	282,743
Derivative assets, at fair value	—	27,818	—	27,818
Other assets	—	49,312	—	49,312

Total assets	$1,312,488	$24,024,740	$(841,351)	$24,495,877

Liabilities
Debt obligations	$336,250	$—	$—	$336,250
Accounts payable, accrued expenses and other liabilities	56,871	—	—	56,871
Deferred tax liability	3,171	—	—	3,171
Performance fee compensation payable	227,797	—	—	227,797
Derivative liabilities, at fair value	3,784	—	—	3,784
Accrued compensation	26,290	—	—	26,290
Due to affiliates	3,318	—	1,306	4,624
Liabilities of Consolidated Funds
Accounts payable, accrued expenses and other liabilities	—	85,094	—	85,094
Payable for securities purchased	—	1,101,728	—	1,101,728
Derivative liabilities, at fair value	—	59,466	—	59,466
Due to affiliates	—	92,310	(91,403)	907
Securities sold short, at fair value	—	18,847	—	18,847
Deferred tax liability	—	826	—	826
CLO loan obligations	—	9,874,595	(56,536)	9,818,059
Fund borrowings	—	4,512,229	—	4,512,229
Mezzanine debt	—	117,527	—	117,527

Total liabilities	657,481	15,862,622	(146,633)	16,373,470

Commitments and contingencies
Redeemable interest in Consolidated Funds	—	1,100,108	—	1,100,108
Redeemable interest in AHI and consolidated subsidiaries	25,995	—	—	25,995
Non-controlling interest in Consolidated Funds
Non-Redeemable non-controlling interest in Consolidated Funds	—	6,713,985	(694,718)	6,019,267
Equity appropriated for Consolidated Funds	—	348,024	—	348,024

Non-controlling interest in Consolidated Funds	—	7,062,009	(694,718)	6,367,291

Non-controlling interest in AHI and consolidated subsidiaries
Members' equity	90,923	—	—	90,923
Common Stock (Common B shares, 50,000 shares authorized, 4,990 shares issued and outstanding, $0.001 par value)	0	0	0	0
Additional paid in capital	55,708	—	—	55,708
Retained earnings	(11,276)	—	—	(11,276)
Accumulated other comprehensive (loss)	(27)	—	—	(27)

Non-controlling interest in AHI and consolidated subsidiaries	135,328	—	—	135,328

Controlling interest in equity of AHI and consolidated subsidiaries
Members' equity	411,576	—	—	411,576
Common Stock (Common A shares, 50,000 authorized, 5,010 shares issued and outstanding, $0.001 par value)	0	0	0	0
Additional paid in capital	183,275	—	—	183,275
Retained earnings	(101,107)	—	—	(101,107)
Accumulated other comprehensive (loss)	(59)	—	—	(59)

Total controlling interest in equity of AHI and consolidated subsidiaries	493,685	—	—	493,685

Total equity	629,013	7,062,009	(694,718)	6,996,304

Total liabilities, non-controlling interests and equity	$1,312,489	$24,024,739	$(841,351)	$24,495,877

ARES HOLDINGS INC. AND ARES INVESTMENTS LLC

Notes to the Combined and Consolidated Financial Statements (unaudited) (Continued)

For the Nine Months Ended September 30, 2013 and 2012 and Year Ended December 31, 2012

All Amounts in Thousands, Unless Otherwise Noted

15. CONSOLIDATING SCHEDULES (Continued)

	For the nine months ended September 30, 2012
	Consolidated Company Entities	Consolidated Funds	Eliminations	Consolidated
Revenues
Management fees	$293,697	$—	$(119,739)	$173,958
Performance fees	352,369	—	(306,350)	46,019
Other fees	14,429	—	(3,047)	11,382

Total revenues	660,495	—	(429,136)	231,359

Expenses
Compensation and benefits	204,698	—	—	204,698
Performance fee compensation	233,070	—	—	233,070
Consolidated Fund expenses	—	234,580	(159,143)	75,437
General, administrative and other expense	60,800	—	—	60,800

Total expenses	498,568	234,580	(159,143)	574,005

Other income (loss)
Interest and other income	12,021	—	(6,673)	5,348
Interest expense	(6,338)	—	—	(6,338)
Interest and other income of Consolidated Funds	—	1,065,929	—	1,065,929
Interest expense of Consolidated Funds	—	(368,369)	11,262	(357,107)
Net realized gain (loss) on investments	43,681	—	(42,366)	1,315
Net change in unrealized appreciation (depreciation) on investments	47,418	—	(41,791)	5,627
Net realized gain loss on investments of Consolidated Funds	—	1,350,197	—	1,350,197
Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds	—	(577,205)	4,682	(572,523)

Total other income	96,782	1,470,552	(74,886)	1,492,448

Income (loss) before taxes	258,709	1,235,972	(344,879)	1,149,802
Income tax expense (benefit)	18,965	4,448	—	23,413

Net income (loss)	239,744	1,231,524	(344,879)	1,126,389
Less: Net income attributable to non-controlling interests and redeemable non-controlling interests in Consolidated Funds	—	1,231,524	(344,879)	886,643
Less: Net income attributable to non-controlling interests in consolidated subsidiaries	70,838	—	—	70,838

Net income attributable to controlling interests in AHI and consolidated subsidiaries	$168,908	$—	$—	$168,908

*    *    *

Common Units

Representing Limited Partner Interests

PROSPECTUS

        Through and including                        , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the fees and expenses payable by us in connection with the issuance and distribution of the common units being registered hereby. All of such fees and expenses are estimates, other than the filing and listing fees payable to the Commission, the Financial Industry Regulatory Authority ("FINRA") and                         .

Securities and Exchange Commission registration fee	$
FINRA filing fee
listing fee
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving fees and expenses		*
Transfer agent fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

        The section of the prospectus entitled "Material Provisions of Ares Management, L.P. Partnership Agreement—Indemnification" discloses that we will generally indemnify our general partner, officers, directors and affiliates of our general partner and certain other specified persons to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Subject to any terms, conditions or restrictions set forth in our partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

        We currently maintain liability insurance for our directors and officers. In connection with this offering, we will obtain additional liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

        Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Item 15.    Recent Sales of Unregistered Securities

        During the three years preceding the filing of this registration statement, we sold no unregistered securities.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits.

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Certificate of Limited Partnership of Ares Management, L.P.*
3.2	Form of Amended and Restated Agreement of Limited Partnership of Ares Management, L.P.*
5.1	Opinion of Proskauer Rose LLP regarding validity of the common units registered*
8.1	Opinion of Proskauer Rose LLP regarding certain tax matters*
10.1	Form of Amended and Restated Limited Liability Company Operating Agreement of Ares Holdings LLC*
10.2	Form of Limited Liability Company Operating Agreement of Ares Domestic Holdings LLC*
10.3	Form of Limited Partnership Agreement of Ares Offshore Holdings LP*
10.4	Form of Amended and Restated Limited Liability Company Operating Agreement of Ares Investments LLC*
10.5	Form of Limited Liability Company Operating Agreement of Ares Real Estate Group LLC*
10.6	Form of Registration Rights Agreement*
10.7	Form of 2014 Equity Incentive Plan*
10.8	Form of Exchange Agreement*
10.9	Form of Tax Receivable Agreement*
10.10	Fifth Amended and Restated Credit Agreement, dated as of October 29, 2013, by and among Ares Management LLC, Ares Investments Holdings LLC, the Lenders party thereto and JPMorgan Chase Bank, N.A.*
10.11	Form of Employment Agreement*
10.12	Form of Indemnification Agreement*
10.13	Form of Restricted Unit Award Agreement under the 2014 Equity Incentive Plan*
21.1	Subsidiaries of Ares Management, L.P.*
23.1	Consent of Ernst & Young LLP*
23.2	Consent of Proskauer Rose LLP (included as part of Exhibit 5.1)*
24.1	Power of Attorney (included on signature pages to this Registration Statement)*
99.1	Form of Amended and Restated Agreement of Limited Liability Company of the General Partner of the Registrant*
99.2	Section 13(r) Disclosure.*

*
To be filed by amendment.

Item 17.    Undertakings

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, this registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, state of California, on                        , 2014.

Ares Management, L.P.
By:	Ares Management GP LLC, its general partner
By:

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Michael Arougheti, Michael Weiner and Daniel Nguyen, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to execute for him and in his name, place and stead, in any and all capacities, any and all amendments (including post-effective amendments) to this registration statement and any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, as the attorney-in-fact and to file the same, with all exhibits thereto and any other documents required in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and their substitutes, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Antony P. Ressler	Chairman & Chief Executive Officer (Principal Executive Officer)	, 2014
Daniel F. Nguyen	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014
Michael J. Arougheti	Director	, 2014
David B. Kaplan	Director	, 2014

Signature	Title	Date

John H. Kissick	Director	, 2014
Bennett Rosenthal	Director	, 2014
	Director	, 2014
	Director	, 2014
	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Certificate of Limited Partnership of Ares Management, L.P.*
3.2	Form of Amended and Restated Agreement of Limited Partnership of Ares Management, L.P.*
5.1	Opinion of Proskauer Rose LLP regarding validity of the common units registered*
8.1	Opinion of Proskauer Rose LLP regarding certain tax matters*
10.1	Form of Amended and Restated Limited Liability Company Operating Agreement of Ares Holdings LLC*
10.2	Form of Limited Liability Company Operating Agreement of Ares Domestic Holdings LLC*
10.3	Form of Limited Partnership Agreement of Ares Offshore Holdings LP*
10.4	Form of Amended and Restated Limited Liability Company Operating Agreement of Ares Investments LLC*
10.5	Form of Limited Liability Company Operating Agreement of Ares Real Estate Group LLC*
10.6	Form of Registration Rights Agreement*
10.7	Form of 2014 Equity Incentive Plan*
10.8	Form of Exchange Agreement*
10.9	Form of Tax Receivable Agreement*
10.10	Fifth Amended and Restated Credit Agreement, dated as of October 29, 2013, by and among Ares Management LLC, Ares Investments Holdings LLC, the Lenders party thereto and JPMorgan Chase Bank, N.A.*
10.11	Form of Employment Agreement*
10.12	Form of Indemnification Agreement*
10.13	Form of Restricted Unit Award Agreement under the 2014 Equity Incentive Plan*
21.1	Subsidiaries of Ares Management, L.P.*
23.1	Consent of Ernst & Young LLP*
23.2	Consent of Proskauer Rose LLP (included as part of Exhibit 5.1)*
24.1	Power of Attorney (included on signature pages to this Registration Statement)*
99.1	Form of Amended and Restated Agreement of Limited Liability Company of the General Partner of the Registrant*
99.2	Section 13(r) Disclosure.*

*
To be filed by amendment.